As filed with the Securities and Exchange Commission on January 27, 2006

Registration No. 333-130950

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C.

AMENDMENT NO. 1

TO

FORM F-1

REGISTRATION STATEMENT

UNDER THE SECURITIES ACT OF 1933

Ternium S.A.

(Exact Name of Registrant as Specified in its Charter)

Grand Duchy of Luxembourg	3312	Not Applicable
(Jurisdiction of Incorporation or Organization)	(Primary Standard Industrial Classification Code Number)	(I.R.S. Employer Identification Number)

46a, Avenue John F. Kennedy – 2nd floor

L-1855 Luxembourg

(352) 4661-11-3815

(Address, Including Zip Code, and Telephone Number, Including Area Code, of Registrant’s Principal Registered Office)

Giovanni Gallo

Techint Inc.

420 Fifth Avenue, 18th Floor

New York, New York 10018

(212) 376-6500

(Name, Address, Including Zip Code, and Telephone Number, Including Area Code, of Agent for Service)

Copies To:

Carlos J. Spinelli-Noseda, Esq. Sullivan & Cromwell LLP 125 Broad Street New York, NY 10004 (212) 558-4000	David Mercado, Esq. Cravath, Swaine & Moore LLP 825 Eighth Avenue New York, NY 10019 (212) 474-1000

APPROXIMATE DATE OF COMMENCEMENT OF PROPOSED SALE TO THE PUBLIC:    As soon as practicable after this Registration Statement becomes effective.

If any of the securities being registered on this Form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933, check the following box.  ☐

If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.  ☐

If this Form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.  ☐

If this Form is a post-effective amendment filed pursuant to Rule 462(d) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.  ☐

If delivery of the prospectus is expected to be made pursuant to Rule 434 under the Securities Act, check the following box.  ☐

The Registrant hereby amends this Registration Statement on such date or dates as may be necessary to delay its effective date until the Registrant shall file a further amendment which specifically states that this Registration Statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933 or until this Registration Statement shall become effective on such date as the Securities and Exchange Commission, acting pursuant to said Section 8(a), may determine.

The information in this prospectus is not complete and may be changed. We may not sell these securities until the registration statement filed with the Securities and Exchange Commission is effective. This prospectus is not an offer to sell these securities and it is not soliciting an offer to buy these securities in any jurisdiction where the offer or sale is not permitted.

SUBJECT TO COMPLETION. DATED JANUARY 27, 2006

P R O S P E C T U S

24,844,720 American Depositary Shares

Ternium S.A.

(Organized under the laws of The Grand Duchy of Luxembourg)

Representing 248,447,200 Shares of Common Stock

$         per ADS

We are selling 24,844,720 American Depositary Shares, or ADSs. Each ADS represents the right to receive 10 shares of our common stock.

The ADSs that we are selling are being offered in the United States and Canada by the underwriters named in this prospectus. We have granted the underwriters an option to purchase up to 3,726,708 additional ADSs to cover over-allotments.

An application has been made to list the ADSs on the New York Stock Exchange under the symbol “TX.” Prior to the offering, there has been no public market for our ADSs or our shares. It is estimated that the initial offering price will be in the range of $16.50 to $18.50 per ADS.

Investing in the ADSs involves risks. See “ Risk Factors” beginning on page 25.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or determined if this prospectus is truthful or complete. Any representation to the contrary is a criminal offense.

	Per ADS	Total
Public offering price	$	$
Underwriting discount	$	$
Proceeds to us (before expenses)	$	$

The underwriters expect to deliver the ADSs to investors on or about     , 2006.

Citigroup

Deutsche Bank

JPMorgan

Morgan Stanley

BNP PARIBAS Calyon Securities (USA) Inc. Hypo Vereinsbank

                        , 2006

We are not making an offer of these securities in any jurisdiction where the offer is not permitted. You should not assume that the information contained in this prospectus is accurate as of any date other than the date on the front of this prospectus.

Until                     , 2006 (the 25th day after the date of this prospectus), all dealers that buy, sell or trade our securities, whether or not participating in this offering, may be required to deliver a prospectus. This is in addition to the dealers’ obligation to deliver a prospectus when acting as underwriters and with respect to their unsold allotments or subscriptions.

i

PRESENTATION OF FINANCIAL AND OTHER INFORMATION

Certain defined terms

In this prospectus, unless otherwise specified or if the context so requires:

•	References to “the Company,” “we,” “us” or “our” are exclusively to Ternium S.A., a joint stock corporation (société anonyme holding) organized under the laws of the Grand Duchy of Luxembourg;

•	References to “Ternium” refer to the flat and long steel manufacturing, processing and distribution businesses of various companies under the common control of San Faustín N.V. As part of a corporate reorganization, these companies were reorganized as our subsidiaries. See notes AP A and B to the combined consolidated financial statements of Ternium included elsewhere in this prospectus and “Formation of Ternium and Related Party Transactions—Corporate reorganization transactions;”

•	References to “Siderar” are to Siderar S.A.I.C., a corporation (sociedad anónima industrial y comercial) organized under the laws of the Republic of Argentina (“Argentina”);

•	References to “Amazonia” refer to Consorcio Siderurgia Amazonia Ltd., a holding company organized under the laws of the Cayman Islands;

•	References to “Sidor” are to Sidor C.A., a corporation (compañía anónima) organized under the laws of the Bolivarian Republic of Venezuela (“Venezuela”);

•	References to “Hylsamex” are to Hylsamex, S.A. de C.V., a corporation (sociedad anónima de capital variable) organized under the laws of the United Mexican States (“Mexico”);

•	References to “Ylopa” are to Ylopa Serviços de Consultadoría Lda., a company established under the laws of Portugal and registered in the Madeira Free Zone;

•	References to “the Ternium companies” are to Ternium’s manufacturing subsidiaries, namely Siderar, Sidor and Hylsamex and their respective subsidiaries;

•	References to “Usiminas” are to Usinas Siderurgicas de Minas Gerais S/A—USIMINAS, a company organized under the laws of Brazil and a shareholder of the Company;

•	References to “Tenaris” are to Tenaris S.A., a joint stock corporation (société anonyme holding) organized under the laws of Luxembourg and a shareholder of the Company that holds the Techint Group’s interests in steel pipe manufacturing, processing and distribution;

•	References to “ISL” are to Inversora Siderurgica Limited, a company organized under the laws of Gibraltar and the Company’s principal shareholder;

•	References to “San Faustín” are to San Faustín N.V., a corporation organized under the laws of the Netherlands Antilles and the Company’s indirect controlling shareholder;

•	References to the “Techint Group” are to an international group of companies with operations in the steel, energy, engineering, construction and public service sectors over which San Faustín exercises either control or significant influence; and

•	References to the “Techintrade Commercial Network,” the “Techintrade Network” or “Techintrade” are to an international group of companies that markets and provides worldwide distribution services for products offered primarily by Ternium.

References to “tons” are to metric tons; one metric ton is equal to 1,000 kilograms, 2,204.62 pounds or 1.102 U.S. (short) tons.

References to “billions” are to thousands of millions.

Presentation of financial information

Summary

For convenience, the table below summarizes the financial information included in this prospectus.

Financial Information	Period	Combined / consolidated entities	Accounting Principle	Status	Page No.
Ternium pro forma	Annual 2004	Siderar, Ylopa, Techintrade, Amazonia and Hylsamex	IFRS	Unaudited	62
	Interim June 30, 2005	Siderar, Ylopa, Techintrade, Amazonia and Hylsamex	IFRS	Unaudited	54, 70

Ternium	Annual 2003	Siderar, Ylopa and Techintrade	IFRS	Audited	F-49
	Annual 2004	Siderar, Ylopa and Techintrade	IFRS	Audited	F-49
	Interim June 30, 2004	Siderar, Ylopa and Techintrade	IFRS	Unaudited	F-6
	Interim June 30, 2005	Siderar, Amazonia, Ylopa and Techintrade	IFRS	Audited	F-6

Amazonia	Annual 2003	Sidor	IFRS	Audited	F-100
	Annual 2004	Sidor	IFRS	Audited	F-100

Hylsamex	Annual 2002	Hylsamex and subsidiaries	Mexican GAAP	Audited	F-164
	Annual 2003	Hylsamex and subsidiaries	Mexican GAAP	Audited	F-164
	Annual 2004	Hylsamex and subsidiaries	Mexican GAAP	Audited	F-164
	Interim June 30, 2004	Hylsamex and subsidiaries	Mexican GAAP	Unaudited	F-152
	Interim June 30, 2005	Hylsamex and subsidiaries	Mexican GAAP	Unaudited	F-152

Presentation of unaudited pro forma combined consolidated financial information for Ternium

The unaudited pro forma combined consolidated financial data of Ternium included in this prospectus have been compiled to show what the Company’s financial condition as of June 30, 2005 and its financial results for the year ended December 31, 2004 and for the six-month period ended June 30, 2005 might have been had the following (collectively, the “Pro Forma Transactions”) been in place as of the balance sheet date or since January 1, 2004, as the case may be:

•	the capitalization in February 2005 of certain debt instruments convertible into shares of Amazonia described elsewhere in this prospectus;

•	the acquisition in August 2005 of Hylsamex and the interests of Hylsamex’s former controlling shareholder, Alfa, in Amazonia and Ylopa described elsewhere herein;

•	the acquisition of Usiminas’s interests in Siderar, Amazonia and Ylopa and of Sivensa’s interest in Amazonia in exchange for shares of the Company described elsewhere in this prospectus; and

•	this offering and the consummation of the transactions contemplated in the Corporate Reorganization Agreement, the related payment of indebtedness and the conversion of the Subordinated Convertible Loans described elsewhere in this prospectus. For this purpose, we estimate that the gross proceeds from this offering will be USD500 million if the underwriters exercise their over-allotment option in full, at an assumed initial public offering price of USD17.50 (the midpoint of the range of the initial public offering price set forth on the cover page of this prospectus).

See “Use of Proceeds,” “Formation of Ternium and Related Party Transactions—Corporate reorganization transactions” and “—Hylsamex acquisition financing.”

However, the pro forma financial information may not reflect what our actual financial condition and results of operations would have been if the above-mentioned transactions had been in place as of such dates and if we had operated on that basis during such periods. We have compiled our unaudited pro forma combined consolidated financial data in accordance with IFRS and a reconciliation of such information to U.S. GAAP is also being provided. IFRS differs in certain significant respects from U.S. GAAP.

Presentation of financial information for Ternium

The audited combined consolidated financial statements of Ternium as of December 31, 2003 and 2004 and for the years then ended included in this prospectus combine and consolidate the results and other financial data of each of Siderar, Ylopa and Techintrade, and recognize the investment in Amazonia under the equity method, as of each such date and for each of the periods then ended, on the basis that such companies were under the common control of San Faustín as of each such date and for each such period. The effect of this presentation is to show the combined historical results, financial condition and other data of the various companies under the common control of San Faustín as though these companies had been our subsidiaries at the dates and during the periods presented.

The audited combined consolidated condensed interim financial statements of Ternium as of June 30, 2005 and for the six-month period then ended included in this prospectus combine and consolidate, in addition to the consolidated results and other financial data of each of Siderar, Ylopa and Techintrade, the results and other financial data of Amazonia, which company came under the control of San Faustín in February 2005. As a result of the consolidation of Amazonia’s results and other financial data, Ternium’s results and other financial data for the six months ended June 30, 2005 are likely to vary significantly from the results and other financial data for the six months ended June 30, 2004 and for the years ended December 31, 2003 and 2004.

Unless otherwise indicated, the financial information relating to Ternium contained in this prospectus for the years ended December 31, 2003 and 2004 and for the six months ended June 30, 2004 and 2005 and as of December 31, 2003 and 2004 and June 30, 2004 and 2005 has been prepared in accordance with International Financial Reporting Standards, as published by the International Accounting Standards Board, or IFRS, and is presented in U.S. dollars. IFRS differs in certain significant respects from generally accepted accounting principles as applied in the United States, or U.S. GAAP. For a discussion of these differences, as they relate to Ternium, and a reconciliation of net income and shareholders’ equity to U.S. GAAP, see notes AP T and 32 and 33 to Ternium’s combined consolidated financial statements and note 17 to Ternium’s combined consolidated condensed interim financial statements included in this prospectus.

Presentation of financial information for Amazonia

Also contained in this prospectus are the consolidated financial statements of Amazonia as of December 31, 2003 and 2004 and for the years then ended. The combined consolidated financial statements of Ternium as of December 31, 2003 and 2004, and for the periods then ended, do not combine or consolidate such financial statements. According to Rule 3-09 of Regulation S-X, we are required to file separate financial statements of significant equity investees, such as Amazonia. The financial information relating to Amazonia contained in this prospectus as of and for the years ended December 31, 2003 and 2004 has been specially prepared for use in this prospectus in accordance with IFRS and is presented in U.S. dollars. IFRS differs in certain significant respects from U.S. GAAP. For a discussion of these differences, as they relate to Amazonia, and a reconciliation of net income and shareholders’ equity to U.S. GAAP, see note 37 to Amazonia’s consolidated financial statements included in this prospectus.

Presentation of financial information for Hylsamex

Also contained in this prospectus are the consolidated financial statements of Hylsamex as of December 31, 2003 and 2004 and as of June 30, 2005 and for the periods ended December 31, 2002, 2003 and 2004 and June 30, 2004 and 2005. The Company, together with Siderar, acquired a 99.3% equity interest in Hylsamex on August 22, 2005 (which percentage has since increased to 99.8% as further described in this prospectus). According to Rule 3-05 of Regulation S-X, we are required to file separate financial statements of businesses acquired or to be acquired if the acquisition meets the conditions set forth therein. Hylsamex is an acquired business and meets such conditions under Rule 3-05 of Regulation S-X.

The financial information relating to Hylsamex contained in this prospectus as of December 31, 2003 and 2004 and as of June 30, 2004 and 2005 and for the periods ended December 31, 2002, 2003 and 2004 and

June 30, 2004 and 2005 has been prepared in accordance with generally accepted accounting principles as applied in Mexico, commonly referred to as Mexican GAAP. Mexican GAAP differs in certain significant respects from U.S. GAAP. For a discussion of these differences, as they relate to Hylsamex, and a reconciliation of net income and shareholders’ equity to U.S. GAAP, see note 16 to Hylsamex’s consolidated financial statements as of and for the years ended December 31, 2002, 2003 and 2004 and note 16 to Hylsamex’s interim consolidated financial statements at June 30, 2004 and 2005 and for the six-month periods then ended included in this prospectus.

The financial information relating to Hylsamex contained in this prospectus is presented in constant Mexican pesos as of June 30, 2005. The financial statements of Hylsamex included in this prospectus were prepared giving effect to Bulletin B-10 “Recognition of Effect of Inflation on Financial Information,” as amended, and Bulletin B-12, “Statements of Changes in Financial Position,” issued by the Mexican Institute of Public Accountants, or the MIPA, each of which became effective in 1990, and Bulletin B-15, “Foreign Currency Transactions and Translation of Financial Statements of Foreign Operations,” also issued by the MIPA and adopted by Hylsamex in 1998. Generally, Bulletin B-10 provides for the recognition of the effects of inflation by requiring Mexican companies to restate inventories and fixed assets at current replacement cost, to restate all other non-monetary assets and non-monetary liabilities as well as the components of shareholders’ equity using the Mexican consumer price index and to record gains or losses in purchasing power from holding monetary liabilities or assets. The Third Amendment to Bulletin B-10 requires restatement of all financial statements to constant Mexican pesos as of the date of the most recent balance sheet presented. The Fifth Amendment to Bulletin B-10 was issued effective January 1, 1997, by the MIPA. Under the Fifth Amendment, Mexican companies are no longer permitted to restate fixed assets at current replacement cost, but are instead required to restate them using the Mexican consumer price index or inflation factors of the country of origin in the case of imported assets. Bulletin B-12 specifies the appropriate presentation of the statement of changes in financial position when the financial statements have been adjusted for inflation and restated in constant Mexican pesos in accordance with Bulletin B-10. Bulletin B-12 identifies the sources and applications of resources representing differences between beginning and ending financial statement balances in constant Mexican pesos. Bulletin B-15 prescribes the methodology for foreign currency transactions and the recognition of inflation in the financial information of foreign subsidiaries. Unless otherwise noted, all data in the consolidated financial statements of Hylsamex included in this prospectus and all other Hylsamex financial data included throughout this prospectus and relating to dates or periods covered by the consolidated financial statements have been adjusted for inflation and restated in constant Mexican pesos as of June 30, 2005.

Currencies

In this prospectus, unless otherwise specified or if the context so requires:

•	References to “dollars,” “U.S. dollars,” “$” or “USD” are to United States dollars;

•	References to “Argentine pesos” or “ARP” are to the lawful currency of Argentina;

•	References to “Venezuelan bolívares” or “VEB” are to the lawful currency of Venezuela; and

•	References to “Mexican pesos” or “MXN” are to the lawful currency of Mexico.

On January 25, 2006, the exchange rate between the Argentine peso and the U.S. dollar (as published by Banco Central de la República Argentina, or the Argentine Central Bank) was ARP3.0415=USD1.00; the noon buying rate for the Venezuelan bolívar as certified for customs purposes by the Federal Reserve Bank of New York was VEB2,144.60=USD1.00; and the noon buying rate for the Mexican peso as published by the Federal Reserve Bank of New York was MXN10.50=USD1.00. Those rates may differ from the actual rates used in the preparation of Ternium’s combined consolidated financial statements or in the preparation of Amazonia’s or Hylsamex’s consolidated financial statements. We do not represent that Argentine pesos, Venezuelan bolívares or Mexican pesos could have been or could be converted into U.S. dollars or that U.S. dollars could have been or

v

could be converted into Argentine pesos, Venezuelan bolívares or Mexican pesos at these rates or at any other rates. See “Exchange Rates—Argentine pesos,” “Exchange Rates—Venezuelan bolívares” and “Exchange Rates—Mexican pesos” for additional information regarding the exchange rates between the U.S. dollar and the Argentine peso, the Venezuelan bolívar and the Mexican peso, respectively.

Rounding

Certain monetary amounts, percentages and other figures included in this prospectus have been subject to rounding adjustments. Accordingly, figures shown as totals in certain tables may not be the arithmetic aggregation of the figures that precede them, and figures expressed as percentages in the text may not total 100% or, as applicable, when aggregated may not be the arithmetic aggregation of the percentages that precede them.

No Internet site is part of this prospectus

Ternium and Sidor maintain an Internet site at www.ternium.com and www.sidor.com, respectively. Information contained in or otherwise accessible through these websites is not a part of this prospectus. All references in this prospectus to these Internet sites are inactive textual references to these “uniform resource locators,” or URLs, and are for your informational reference only. We assume no responsibility for the information contained on these sites.

SUMMARY

To understand the offering and the businesses of Ternium more fully, you should read this entire prospectus carefully, especially the risks of investing in our ADSs discussed under “Risk Factors” and Ternium’s combined consolidated financial statements and notes to those financial statements included elsewhere in this prospectus.

Overview

The Company holds the Techint Group’s investments in flat and long steel manufacturing, processing and distribution businesses, including its controlling direct and indirect equity interests in Argentina’s largest steel company, Siderar, Venezuela’s largest steel company, Sidor, the recently acquired Hylsamex, one of Mexico’s largest steel companies, and Techintrade.

Ternium is one of the leading flat and long steel producers in Latin America and a strong competitor in the Americas, with strategic presence in several major steel markets through a broad network of distribution, sales and marketing services. We believe Ternium is among the largest producers of crude steel in Latin America, with manufacturing, processing and finishing facilities that have aggregate annual production capacity of approximately 11.6 million tons. Of this total production capacity, 2.8 million tons correspond to Ternium’s operations in Argentina, 5.0 million tons to its operations in Venezuela and 3.8 million tons to its operations in Mexico. The Company believes that it is one of the lowest cost steel producers in the Americas due to its integrated operations, state-of-the-art steel production facilities, access to diversified sources of low-cost raw materials and other production inputs and operating efficiencies.

Ternium produces and distributes a broad range of semi-finished and finished steel products, including value-added products such as cold rolled coils and sheets, tin, galvanized and electrogalvanized sheets, pre-painted sheets and tailor-made flat products. Ternium also produces long steel products such as bars and wire rod.

Ternium primarily sells its steel products in the regional markets of North, Central and South America, where its manufacturing facilities are located, allowing it to provide specialized products and delivery services to its clients. We believe that Ternium is the leading supplier of flat steel products in Argentina and of flat and long steel products in Venezuela, a significant competitor in the Mexican market for flat and long steel products, and a competitive player in the international steel market for flat and long steel products. Ternium maintains a strategic presence in several other major steel markets, such as Europe, Asia (mainly China) and Africa, through its broad network of commercial offices, which allows it to reach clients outside its regional markets and place products in case of slower demand in domestic economies, achieve improved effectiveness in the supply of its products and maintain a fluid commercial relationship with its clients by providing continuous services and assistance.

On a pro forma basis giving effect to the Pro Forma Transactions, in 2004, approximately 44.9% of Ternium’s sales were made to South and Central America, 48.7% to North America, 4.3% to Europe and 2.2% to the rest of the world. In the first half of 2005, these percentages were approximately 46.2%, 45.9%, 5.7% and 2.1%, respectively.

In 2004, Ternium’s net sales were USD1.6 billion, gross profit was USD633.9 million, and net income attributable to equity holders was USD457.3 million. In the first half of 2005, Ternium’s net sales were USD1.8 billion, gross profit was USD0.9 billion, and net income attributable to equity holders was USD477.6 million, which amounts reflect the consolidation of Amazonia since February 15, 2005.

On a pro forma basis giving effect to the Pro Forma Transactions, in 2004, Ternium’s net sales were USD5.5 billion, gross profit was USD2.4 billion, and net income attributable to equity holders was USD761.5 million, and in the first half of 2005 net sales were USD3.3 billion, gross profit was USD1.4 billion and net income attributable to equity holders was USD500.8 million.

For information on Ternium’s recent results of operation and consolidated financial condition, see Ternium’s unaudited summary financial information for the nine-month period ended September 30, 2005, attached as Annex A to this prospectus.

Corporate reorganization

As a part of a recent corporate reorganization, the Techint Group reorganized the Company as a holding company for its flat and long steel interests by contributing all of its interests in Siderar, Sidor (through Amazonia and Ylopa) and Techintrade to the Company.

On August 22, 2005, we acquired, together with Siderar, an indirect 99.3% interest in the Mexican company Hylsamex and its subsidiaries, including Hylsa and Galvak, and the equity stakes owned by Hylsamex’s former controlling shareholder, Alfa, S.A. de C.V., or Alfa, in Amazonia and Ylopa. We have subsequently been purchasing shares in the open market, subject to applicable law, and our and Siderar’s indirect interest in Hylsamex has increased to 99.8%. As part of the financing for the acquisition, we or our affiliates entered into the following:

•	an amended and restated credit agreement, dated as of August 16, 2005, for an aggregate principal amount of USD1.0 billion, among I.I.I. BVI and the lenders named therein (as amended from time to time, the “Ternium Credit Facility”);

•	an amended and restated credit agreement, dated as of August 16, 2005, for an aggregate principal amount of USD380 million among Siderar, as borrower, and the lenders named therein, as lenders (as amended from time to time, the “Siderar Credit Facility” and, together with the Ternium Credit Facility, the “Credit Facilities”); and

•	several convertible and subordinated loan agreements, dated as of various dates, for an aggregate principal amount of USD594.0 million, each among the Company, I.I.I. BVI, as borrower, and Usiminas, Tenaris or other Techint Group companies (collectively, the “Subordinated Convertible Loan Agreements” and the loans thereunder, the “Subordinated Convertible Loans”).

Pursuant to the terms of the Subordinated Convertible Loan Agreements, on the date on which our ADSs are delivered to the underwriters of this offering, the Subordinated Convertible Loans will be converted into shares of the Company at a price per share equal to the price per share paid by the investors in this offering.

In September 2005, Tenaris exchanged its shares in Amazonia and Ylopa for shares of the Company, and in October 2005, Usiminas exchanged its shares in Siderar, Amazonia and Ylopa for shares of the Company.

In November 2005, Siderúrgica del Turbio S.A. “SIDETUR” (“Sidetur”), a subsidiary of Siderúrgica Venezolana “SIVENSA”, S.A. (“Sivensa”), exchanged with ISL its interest in Amazonia for shares of the Company (the “Sivensa Exchange”). ISL is expected, under the terms of the Corporate Reorganization Agreement (as defined below), to contribute such interest in Amazonia to the Company in exchange for shares of the Company simultaneously with, or as soon as practicable after, the settlement of the offering.

ISL and the Company will enter into a reorganization agreement (the “Corporate Reorganization Agreement”) pursuant to which ISL will commit to deliver shares of the Company to the underwriters of this offering and to the Subordinated Lenders (as defined herein) in an amount sufficient to satisfy the Company’s obligation to deliver shares of the Company to the underwriters of this offering and to the Subordinated Lenders pursuant to the terms of this offering and the Subordinated Convertible Loan Agreements. As provided in the Corporate Reorganization Agreement, after ISL’s delivery of such shares, ISL will contribute all of its assets and liabilities (including the credit against the Company arising from such delivery of shares, its interest in Amazonia resulting from the Sivensa Exchange and any remaining shares of the Company) to the Company in exchange for that number of newly issued shares of the Company equal to the number of shares of the Company held by ISL prior to the Sivensa Exchange.

We believe that the corporate reorganization of the Techint Group’s flat and long steel manufacturing, processing and distribution businesses under the Company will, among other things, allow Ternium to benefit from consolidation in the steel industry, create a platform for growth and realize cost savings and synergies, and will result in increased visibility, improved access to the capital markets and lower costs of capital.

Below is a simplified diagram of Ternium’s corporate structure after giving effect to the Pro Forma Transactions, which forms the basis for the preparation and presentation of Ternium’s unaudited pro forma combined consolidated financial statements included in this prospectus.

For additional information on Ternium’s corporate reorganization and corporate structure, see “Formation of Ternium and Related Party Transactions” and “Business—Subsidiaries.”

Ternium’s competitive strengths

We believe that the following competitive strengths distinguish Ternium from its competitors and enhance its leading market position:

•	State-of-the-art, low cost producer. The combination of a portfolio of state-of-the-art, low cost steel production mills (some of which are located near proprietary iron ore mines), access to diversified sources of low-cost raw materials and cost-competitive energy and labor sources and other production inputs and operating efficiencies makes Ternium a low cost producer of steel and value-added products;

•	Strong market position and extensive market reach. Ternium has leading market participation in Argentina and Venezuela and has a strong market position in Mexico. The location of its production facilities gives Ternium favorable access to some of the most important regional markets in the Americas, including the North American Free Trade Agreement, or NAFTA, Mercado Común del Sur, or Mercosur, and the Comunidad Andina de Naciones, or Andean Community. Additionally, through its broad distribution network and commercial capabilities, Ternium has access to some of the most relevant steel markets in the world;

•	Experienced and committed management team. Our management team has extensive experience in, and knowledge of, the steel industry, which enhances Ternium’s reputation in the global steel markets. A large percentage of our senior managers have spent their entire careers working within the steel businesses of the Techint Group and its related companies. Our management team has substantial experience in increasing productivity and reducing costs, as well as in identifying, evaluating and pursuing growth opportunities and integrating acquisitions; and

•	Strong financial position. We believe that, after giving effect to this offering, we will have a solid financial position. In particular, our relatively low debt to equity capital structure, together with our strong cash flow generation, provide us with the flexibility and resources to enhance existing businesses through investment projects and to make strategic investments and acquisitions.

Ternium’s business strategy

Our main strategic objective is to enhance shareholder value by strengthening Ternium’s position as a low cost producer of steel products in a manner consistent with minority shareholder rights, while further consolidating Ternium’s position as a leading flat and long steel producer in Latin America and a strong competitor in the Americas with strategic presence in several other major steel markets.

The main elements of this strategy are:

•	Further integrate Ternium’s operations. We have recently changed our functional organization from three independent companies to one company organized under business units with specific geographic and functional responsibilities. Integrating the operations of our subsidiaries is expected to allow Ternium to better serve its clients, to increase the diversification of its products, to benefit from enhanced flexibility and operative synergies and to rationalize its cost structure;

•	Enhance Ternium’s position as a low cost producer. We believe that further integration of Ternium’s operating facilities, including the recently acquired Hylsamex, should improve utilization levels of its plants, increase efficiency and further reduce production costs from levels that we already consider to be among the most competitive in the steel industry;

•	Implementing Ternium’s best practices. We believe that the implementation of Ternium’s commercial and production best practices in acquired new businesses should generate additional benefits and savings. For example, we believe that the implementation of Ternium’s cost control procedures and performance analysis in Hylsamex will improve control over production variables and lead to future cost savings;

•	Focus on higher margin value-added products. We intend to continue to shift Ternium’s sales mix towards higher margin value-added products, such as cold rolled sheets and coated and tailor-made products, and services, such as just-in-time delivery and inventory management. In addition, the acquisition of Hylsamex will allow Ternium to expand its offerings of value-added products, such as galvanized products and panels;

•	Maximize the benefits arising from Ternium’s broad distribution network. We intend to maximize the benefits arising from Ternium’s broad network of distribution, sales and marketing services to reach clients in major steel markets with a comprehensive range of value-added products and services and to continue to expand its customer base and improve its product mix. In addition, the acquisition of Hylsamex is expected to allow us to increase Ternium’s participation in the North American market; and

•	Pursue strategic growth opportunities. The Techint Group has a history of strategically growing its businesses through acquisitions. In addition to strongly pursuing organic growth, we intend to identify and pursue growth-enhancing strategic opportunities to consolidate Ternium’s presence in its markets, expand its offerings of value-added products and increase its distribution capabilities.

Risks Related to Our Business

Our business is subject to certain risks that could impact our competitive position and strengths, as well as our ability to execute our business strategy. Many of these risks are beyond our control, such as factors affecting the global demand for steel products, our exposure to the fluctuations in the cost of raw materials, our dependence on a limited number of key suppliers of raw materials and the cyclical nature of the industries and markets that we serve. Furthermore, these risks include those generally associated with being a producer of steel products in Latin America, including foreign exchange exposure and political risk. In addition, intense competition from other steel producers could reduce Ternium’s market share in the countries where the Ternium companies operate, and the capital intensive nature of the steel industry and Ternium’s dependence on the availability of capital resources to continue to modernize and upgrade its facilities and to expand its operations could affect the implementation of our strategy. For additional risks relating to Ternium’s business and this offering, see “Risk Factors” beginning on page 26 of this prospectus.

Our corporate information

We were organized as a joint stock corporation (societé anonyme holding) in the Grand Duchy of Luxembourg on December 22, 2003. Our registered office is located at 46a, Avenue John F. Kennedy – 2nd floor, L-1855 Luxembourg and our telephone number is (352) 4661-11-3815. We have appointed Techint Inc. as our agent for service of process in the United States, located at 420 Fifth Avenue, 18th Floor, New York, New York 10018.

The Offering

Offering	We are offering 24,844,720 ADSs through the underwriters.

Over-allotment Option

We have granted to the underwriters an option, exercisable for 30 days from the date of this prospectus, to purchase up to 3,726,708 additional ADSs, solely to cover over-allotments. Under the Corporate Reorganization Agreement, ISL will commit to deliver shares of the Company to the underwriters of this offering in an amount sufficient to satisfy the Company’s obligation under the over-allotment option.

ADSs	Each ADS represents 10 shares held by The Bank of New York, as depositary. The ADSs will be evidenced by American Depositary Receipts, or ADRs. See “Description of American Depositary Shares.”

Voting Rights

The holders of our shares have one vote per share. The holders of our ADSs will be able to exercise voting rights with respect to the underlying shares only in accordance with the terms of the deposit agreement. See “Description of American Depositary Shares—Voting rights.”

Use of Proceeds

We estimate that we will receive net proceeds (after deduction of the underwriting discount) from the offering of approximately USD422.8 million (USD486.2 million if the underwriters’ over-allotment option is exercised in full) at an assumed initial public offering price of USD17.50 (the midpoint of the range of the initial public offering price set forth on the cover page of this prospectus). We intend to use all of the net proceeds we receive from the offering (after the payment of approximately USD6.25 million in fees and expenses) to pay down the indebtedness acquired pursuant to the Ternium Credit Facility. The Ternium Credit Facility was entered into with lenders (including affiliates of Citigroup Global Markets Inc., J.P. Morgan Securities Inc., BNP Paribas Securities Corp., Caylon Securities (USA) Inc. and Bayerische Hypo- und Vereinsbank AG ) for an aggregate principal amount of USD1.0 billion in two equal tranches, Tranche A with a maturity of three years and bearing interest at the annual rate of LIBOR plus an applicable margin that ranges from 75 to 400 basis points and Tranche B with a maturity of five years and bearing interest at the annual rate of LIBOR plus an applicable margin that ranges from 137.5 to 300 basis points. The Ternium Credit Facility was entered into in order to finance the acquisition of Hylsamex. For further details on the Ternium Credit Facility, see “Formation of Ternium and Related Party Transactions—Hylsamex acquisition financing” and “Management’s Discussion and Analysis of Financial Condition and Results of Operations—Ternium—Recent events.”

Shares Outstanding After the Offering	2,055,507,828 shares (including shares in the form of ADSs) will be outstanding upon completion of the offering, conversion of the Subordinated Convertible Loans and consummation of the transactions contemplated in the Corporate Reorganization Agreement (assuming the underwriters’ over-allotment option is exercised in full).

Listings and Trading Markets	An application has been made to list the ADSs on the NYSE under the symbol “TX.”

Indicative Timetable of Principal Events

Date (2006)	Event
Price determination date January 31
Public offering commences January 12
Public offering closes January 31
Trading of ADSs on the New York Stock Exchange commences February 1
Delivery of ADSs February 3

The above timetable is only indicative as it assumes, among other things, that the date of our admission to the New York Stock Exchange is February 1, 2006.

The Company expects to deliver the ADSs against payment therefor on February 3, 2006, which will be the third business day following the date of the pricing of the ADSs.

Investors should consult the NYSE’s announcement of the trading date on the Internet (at the NYSE website http://www.nyse.com), in major news publications, or check with their brokers on the date on which trading will commence.

Taxation

In the opinion of our Luxembourg counsel, Elvinger Hoss & Prussen, holders of ADSs who are non-resident in Luxembourg are not, except as described in “Taxation—Grand Duchy of Luxembourg—Ownership and disposition of the Company’s ADSs,” subject to Luxembourg income tax, wealth tax or capital gains taxes with respect to their ADSs, and no withholding tax applies in Luxembourg on dividends distributed by the Company. No taxes apply in Luxembourg on dividends received by holders who are not resident in Luxembourg and who do not maintain a permanent establishment in Luxembourg to which the holding of the ADSs is effectively connected.

In the opinion of our special U.S. counsel, Sullivan & Cromwell LLP, a U.S. holder of ADRs will be treated, for U.S. federal income tax purposes, as the owner of the shares represented by those ADRs and will not be subject to U.S. federal income tax upon the exchange of shares for ADRs or ADRs for shares. A U.S. holder that is not a tax-exempt entity will be subject to U.S. federal income tax upon the gross amount of any dividends paid out of our accumulated earnings and profits on such U.S. holder’s ADSs. If certain holding period and other requirements are satisfied, such dividends will be treated as qualified dividend income, which if paid to noncorporate U.S. holders in tax years beginning before January 1, 2009 is taxed at a maximum rate of 15%.

Certain Fees and Expenses

ADR holders will be charged a fee for each issuance of ADSs and for each surrender of ADSs in exchange for deposited securities. The fee in each case is USD5.00 or less for each 100 ADSs (or any portion thereof) issued or surrendered. To the extent permitted by the rules of any stock exchange on which ADSs are listed for trading, ADR holders will be charged a fee of $.02 or less per ADS for any cash distribution to them, and certain other fees and expenses. See “Description of American Depositary Shares—Fees and expenses.”

Risk Factors	An investment in the ADSs involves significant risks that a prospective investor should consider carefully. See “Risk Factors” beginning on page 25.

SUMMARY FINANCIAL AND OPERATING DATA

Unaudited pro forma combined consolidated financial information of Ternium

The following summary unaudited pro forma combined consolidated financial and other data for Ternium should be read in conjunction with “Selected Financial and Operating Data—Unaudited pro forma combined consolidated financial information of Ternium,” “Management’s Discussion and Analysis of Financial Condition and Results of Operations” and “Business” and Ternium’s historical combined consolidated financial statements and Amazonia’s and Hylsamex’s historical consolidated financial statements and the notes thereto included elsewhere in this prospectus.

The summary unaudited pro forma combined consolidated financial data of Ternium included in this prospectus have been compiled to show what our financial condition as of June 30, 2005 and our financial results for the year ended December 31, 2004 and for the six-month period ended June 30, 2005 might have been had the following been in place as of the balance sheet date or since January 1, 2004, as the case may be:

•	the capitalization in February 2005 of certain debt instruments convertible into shares of Amazonia described elsewhere in this prospectus;

•	the acquisition in August 2005 of Hylsamex and the interests of Hylsamex’s former controlling shareholder, Alfa, in Amazonia and Ylopa described elsewhere herein;

•	the acquisition of Usiminas’s interests in Siderar, Amazonia and Ylopa and the completion of the Sivensa Exchange; and

•	this offering and the consummation of the transactions contemplated in the Corporate Reorganization Agreement, the related payment of indebtedness and the conversion of the Subordinated Convertible Loans described elsewhere in this prospectus. For this purpose, we estimate that the gross proceeds from this offering will be USD500 million if the underwriters exercise their over-allotment option in full, at an assumed initial public offering price of USD17.50 (the midpoint of the range of the initial public offering price set forth on the cover page of this prospectus).

See “Use of Proceeds,” “Formation of Ternium and Related Party Transactions—Corporate reorganization transactions” and “—Hylsamex acquisition financing.”

However, the pro forma financial information may not reflect what our actual financial condition and results of operations would have been if the above-mentioned transactions had been in place as of such dates and if we had operated on that basis during such periods. We have compiled our unaudited pro forma combined consolidated financial data in accordance with IFRS and a reconciliation of such information to U.S. GAAP is also being provided. IFRS differs in certain significant respects from U.S. GAAP.

Ternium

	For the six-month period ended June 30, 2005
	Pro forma adjustments
	I	II	III	IV	V	VI	VII	VIII
Thousands of U.S. dollars (except for per share data)	Historical combined consolidated	Amazonia	Acquisition of Hylsamex related debt	Hylsamex consolidation	Usiminas and Sivensa acquisitions	Pro forma as adjusted	Offering and conversion	Pro forma as further adjusted
Summary unaudited pro forma combined consolidated income statement data

IFRS
Net sales	$1,827,845	$260,933		$1,178,532		$3,267,310		$3,267,310
Cost of sales	(905,920)	(111,818)		(850,512)		(1,868,250)		(1,868,250)

Gross profit	$921,925	$149,115		$328,020		$1,399,060		$1,399,060
Selling, general and administrative expenses	(185,227)	(37,098)		(78,711)		(301,036)		(301,036)
Other operating income (expenses), net	(7,797)	327		1,482		(5,988)		(5,988)

Operating income	$728,901	$112,344		$250,791		$1,092,036		$1,092,036
Financial expenses, net	(102,723)	(59,044)	$(3,310)	(14,099)		(179,176)		(179,176)
Interest related to credit facilities			(47,846)			(47,846)	$17,626	(30,220)
Subordinated convertible loans interest			(11,299)			(11,299)	11,299

Excess of fair value of net assets acquired over cost	188,356	(188,356)
Equity in earnings (losses) of associated companies	19,123	(23,237)				(4,114)		(4,114)

Income (loss) before income tax (expense) benefit	$833,657	$(158,293)	$(62,455)	$236,692		$849,601	$28,925	$878,526
Income tax (expense) benefit	(105,717)	10,297	5,978	(75,339)		(164,781)		(164,781)

Net income (loss) for the period	$727,940	$(147,996)	$(56,477)	$161,353		$684,820	$28,925	$713,745

Attributable to:
Equity holders of the Company	$477,609	$(210,316)	$(51,010)	$185,230	$70,334	$471,847	$28,925	$500,772
Minority interest	250,331	62,320	(5,467)	(23,877)	(70,334)	212,973		212,973

	$727,940	$(147,996)	$(56,477)	$161,353		$684,820	$28,925	$713,745

Number of shares (thousands)	1,168,944				261,409	1,430,353	625,155	2,055,508
Combined earnings per share	$0.41					$0.33	$0.05	$0.24

U.S. GAAP
Net income attributable to equity holders of the Company under IFRS	$477,609	$(210,316)	$(51,010)	$185,230	$70,334	$471,847	$28,925	$500,772
Capitalization of interest cost—PP&E	(22)					(22)		(22)
Change in fair value of financial assets through profit and loss	50,819					50,819		50,819
Troubled debt restructuring	5,212					5,212		5,212
Capitalization of interest cost—intangible assets	(155)					(155)		(155)
Inventory valuation	(2,265)					(2,265)		(2,265)

	For the six-month period ended June 30, 2005
	Pro forma adjustments
	I	II	III	IV	V	VI	VII	VIII
Thousands of U.S. dollars (except for per share data)	Historical combined consolidated	Amazonia	Acquisition of Hylsamex related debt	Hylsamex consolidation	Usiminas and Sivensa acquisitions	Pro forma as adjusted	Offering and conversion	Pro forma as further adjusted
Accounting for pension plans	$(846)					$(846)		$(846)
Valuation of fixed assets—PP&E	64,149					64,149		64,149
Excess of fair value of net assets acquired over cost	(188,356)	$188,356				—		—
Excess of fair value of net assets acquired over cost—depreciation expense	10,105					10,105		10,105
Intangible assets and other assets	(415)					(415)		(415)
Deferred income tax	(25,028)					(25,028)		(25,028)
Minority interest	(84,956)	32,411		$3,555	$7,264	(41,726)		(41,726)

Net income (loss) under U.S. GAAP	$305,851	$(10,451)	$(51,010)	$188,785	$77,598	$531,675	$28,925	$560,600

Combined earnings per share	$0.26					$0.37	$0.05	$0.27

Column I shows the historical combined consolidated data of Ternium derived from our audited combined consolidated condensed interim financial statements for the six-month period ended June 30, 2005, which already reflects the consolidation of Amazonia since February 15, 2005.

Column II includes Amazonia’s results between January 1, 2005 and February 15, 2005 and eliminates primarily non-recurrent results relating to the capitalization as of February 15, 2005 of certain debt instruments convertible into shares of Amazonia.

Column III reflects the effect of interest expense under the Credit Facilities and Subordinated Convertible Loans entered into in connection with the Hylsamex acquisition in Ternium’s financial results for the six-month period ended June 30, 2005, and the acquisition of Amazonia’s and Ylopa’s shares held by Alfa.

Column IV shows the consolidation of Hylsamex’s results of operations for the six-month period ended June 30, 2005.

Column V gives effect to the acquisition of Usiminas’s interests in Siderar, Amazonia and Ylopa in exchange for 227,608,254 shares of the Company and the contribution of ISL’s interest in Amazonia in exchange for 33,800,735 shares of the Company in accordance with the terms of the Corporate Reorganization Agreement.

Column VI shows the cumulative pro forma effect of the transactions in columns II, III, IV and V.

Column VII gives effect to this offering, the partial payment of indebtedness under the Ternium Credit Facility, the conversion of the indebtedness under the Subordinated Convertible Loans into shares of the Company and the consummation of the remaining transactions contemplated in the Corporate Reorganization Agreement.

Column VIII shows the cumulative pro forma effect of the transactions in columns VI and VII.

For further details, see “Selected Financial and Operating Data—Unaudited pro forma combined consolidated financial information of Ternium.”

Ternium

	For the year ended December 31, 2004
	Pro forma adjustments
	I	II	III	IV	V	VI	VII	VIII
Thousands of U.S. dollars (except for per share data)	Historical combined consolidated	Amazonia	Acquisition of Hylsamex related debt	Hylsamex consolidation	Usiminas and Sivensa acquisitions	Pro forma as adjusted	Offering and conversion	Pro forma as further adjusted
Summary unaudited pro forma combined consolidated income statement data

IFRS
Net sales	$1,598,925	$1,637,962		$2,266,123		$5,503,010		$5,503,010
Cost of sales	(965,004)	(610,792)		(1,559,173)		(3,134,969)		(3,134,969)

Gross profit	$633,921	$1,027,170		$706,950		$2,368,041		$2,368,041
Selling, general and administrative expenses	(118,952)	(270,967)		(122,703)		(512,622)		(512,622)
Other operating expenses, net	(798)	(18,383)		6,645		(12,536)		(12,536)

Operating income	$514,171	$737,820		$590,892		$1,842,883		$1,842,883
Financial income (expenses), net	202,289	(500,433)	$(2,724)	(91,608)		(392,476)		(392,476)
Interest related to credit facilities			(95,694)			(95,694)	$35,253	(60,441)
Subordinated convertible loans interest			(22,597)			(22,597)	22,597

Equity in earnings (losses) of associated companies	209,201	(210,145)				(944)		(944)

Income (loss) before income tax (expense) benefit	$925,661	$27,242	$(121,015)	$499,284		$1,331,172	$57,850	$1,389,022
Income tax (expense) benefit	(177,486)	11,227	10,592	(160,243)		(315,910)		(315,910)

Net income (loss)	$748,175	$38,469	$(110,423)	$339,041	—	$1,015,262	$57,850	$1,073,112

Attributable to:
Equity holders of the Company	$457,339	$(78,540)	$(100,735)	$333,089	$92,484	$703,637	$57,850	$761,487
Minority interest	290,836	117,009	(9,688)	5,952	(92,484)	311,625		311,625

	$748,175	$38,469	$(110,423)	$339,041	—	$1,015,262	$57,850	$1,073,112

Number of shares (thousands)	1,168,944				261,409	1,430,353	625,155	2,055,508
Combined earnings (loss) per share	$0.39					$0.49	$0.09	$0.37

	For the year ended December 31, 2004
	Pro forma adjustments
	I	II	III	IV	V	VI	VII	VIII
Thousands of U.S. dollars (except for per share data)	Historical combined consolidated	Amazonia	Acquisition of Hylsamex related debt	Hylsamex consolidation	Usiminas and Sivensa acquisitions	Pro forma as adjusted	Offering and conversion	Pro forma as further adjusted
U.S. GAAP

Net income attributable to equity holders of the Company (under IFRS)	$457,339	$(78,540)	$(100,735)	$333,089	$92,484	$703,637	$57,850	$761,487

Capitalization of interest cost—PP&E	152	272				424		424
Changes in fair value of financial assets through profit and loss	(1,361)					(1,361)		(1,361)
Capitalization of interest cost—Intangible assets	313	429				742		742
Inventory valuation	(1,628)	1,498				(130)		(130)
Accounting for pension plans	(164)	(556)				(720)		(720)
Valuation of fixed assets—PP&E	79,493	76,192				155,685		155,685
Equity in investments in associated companies—Amazonia	(76,926)	76,926				—		—
Deferred income tax	(27,101)	244,165				217,064		217,064
Accounting for convertible debt		(16,657)				(16,657)		(16,657)
Troubled debt restructuring		8,569				8,569		8,569
Other assets valuation		45				45		45
Minority interest	(5,462)	(233,545)		32,979	41,720	(164,308)		(164,308)

Net income under U.S. GAAP	$424,655	$78,798	$(100,735)	$366,068	$134,204	$902,990	$57,850	$960,840

Combined earnings per share	$0.36					$0.63	$0.09	$0.47

Column I shows the historical combined consolidated data of Ternium derived from our audited combined consolidated financial statements for the year ended December 31, 2004, included in this prospectus.

Column II shows the consolidation of Amazonia’s results of operation for the year ended December 31, 2004. On February 15, 2005, Amazonia came under the control of San Faustín upon the capitalization of certain debt instruments convertible into shares of Amazonia.

Column III reflects the effect of interest expense under the Credit Facilities and Subordinated Convertible Loans entered into in connection with the Hylsamex acquisition in Ternium’s financial results for the year ended December 31, 2004, and the acquisition of Amazonia’s and Ylopa’s shares held by Alfa.

Column IV shows the consolidation of Hylsamex’s results of operations under IFRS for the year ended December 31, 2004.

Column V gives effect to the acquisition of Usiminas’s interests in Siderar, Amazonia and Ylopa in exchange for 227,608,254 shares of the Company and the contribution of ISL’s interest in Amazonia in exchange for 33,800,735 shares of the Company in accordance with the terms of the Corporate Reorganization Agreement.

Column VI shows the cumulative pro forma effect of the transactions in columns II, III, IV and V.

Column VII gives effect to this offering, the partial payment of indebtedness under the Ternium Credit Facility, the conversion of the indebtedness under the Subordinated Convertible Loans into shares of the Company and the consummation of the remaining transactions contemplated in the Corporate Reorganization Agreement.

Column VIII shows the cumulative pro forma effect of the transactions in columns VI and VII.

For further details, see “Selected Financial and Operating Data—Unaudited pro forma combined consolidated financial information of Ternium.”

Ternium

	At June 30, 2005
	Pro forma adjustments
	I	II	III	IV	V	VI	VII
(Thousands of U.S. dollars)	Historical combined consolidated	Acquisition of Hylsamex related debt	Hylsamex consolidation	Usiminas and Sivensa acquisitions	Pro forma as adjusted	Offering and conversion(*)	Pro forma as further adjusted
Summary unaudited pro forma combined consolidated balance sheet data

IFRS
Non-current assets:
Property, plant and equipment, net	$3,508,133		$2,041,277		$5,549,410		$5,549,410
Goodwill			451,087		451,087		451,087
Intangible assets, net	15,607		226,975		242,582		242,582
Other investments	13,095				13,095		13,095
Investments in associated companies	7,002		427		7,429		7,429
Receivables, net	51,837	$25,129			76,966		76,966
Deferred tax assets			5,679		5,679		5,679

Total non-current assets	$3,595,674	$25,129	$2,725,445		$6,346,248		$6,346,248

Current assets:
Other assets			$1,048		$1,048		$1,048
Other receivables	$216,500		130,578		347,078		347,078
Inventories	590,057		348,610		938,667		938,667
Trade receivables	329,949		308,418		638,367		638,367
Other investments	760		2,323		3,083		3,083
Cash and cash equivalents	586,012	$1,948,893	(2,050,512)		484,393	$(20,000)	464,393

Total current assets	$1,723,278	$1,948,893	$(1,259,535)		$2,412,636	$(20,000)	$2,392,636

Total assets	$5,318,952	$1,974,022	$1,465,910		$8,758,884	$(20,000)	$8,738,884

Shareholder’s equity	$1,443,473		$(87,727)	$365,680	$1,721,426	$1,074,022	$2,795,448
Minority interest	2,114,883		(60,691)	(365,680)	1,688,512		1,688,512
Non-current liabilities:
Provisions	46,221				46,221		46,221
Deferred income tax	603,972		272,834		876,806		876,806
Other liabilities	91,615		249,761		341,376		341,376
Borrowings	239,123	1,974,022	543,035		2,756,180	(1,094,022)	1,662,158

Total non-current liabilities	$980,931	$1,974,022	$1,065,630		$4,020,583	$(1,094,022)	$2,926,561

Current liabilities:
Provisions	$1,044				$1,044		$1,044
Current tax liabilities	98,712		$36,395		135,107		135,107
Other liabilities	127,883		254,084		381,967		381,967
Trade payables	347,810		183,436		531,246		531,246
Borrowings	204,216		74,783		278,999		278,999

Total current liabilities	$779,665		$548,698		$1,328,363		$1,328,363

Total liabilities	$1,760,596	$1,974,022	$1,614,328		$5,348,946	$(1,094,022)	$4,254,924

Total equity and liabilities	$5,318,952	$1,974,022	$1,465,910		$8,758,884	$(20,000)	$8,738,884

U.S. GAAP
Shareholders’ equity under IFRS	$1,443,473		$(87,727)	$365,680	$1,721,426	$1,074,022	$2,795,448
Capitalization of interest cost—PP&E	8,200				8,200		8,200
Inventory valuation	(11,696)				(11,696)		(11,696)
Capitalization of interest cost—intangible assets	513				513		513
Accounting for pension plans	5,436				5,436		5,436

	At June 30, 2005
	Pro forma adjustments
	I	II	III	IV	V	VI	VII
(Thousands of U.S. dollars)	Historical combined consolidated	Acquisition of Hylsamex related debt	Hylsamex consolidation	Usiminas and Sivensa acquisitions	Pro forma as adjusted	Offering and conversion(*)	Pro forma as further adjusted
Valuation of fixed assets—PP&E	$(1,514,897)				$(1,514,897)		$(1,514,897)
Troubled debt restructuring	(21,659)				(21,659)		(21,659)
Revaluation reserve	(91,696)				(91,696)		(91,696)
Excess of fair value of net assets acquired over cost	(285,388)				(285,388)		(285,388)
Excess of fair value of net assets acquired over cost—accumulated depreciation	10,105				10,105		10,105
Intangible assets and other assets	(1,042)				(1,042)		(1,042)
Deferred income tax	629,981				629,981		629,981
Purchase accounting differences			$146,054	$226,164	372,218		372,218
Minority interest	562,442				562,442		562,442

Total shareholders’ equity under U.S. GAAP	$733,772		$58,327	$591,844	$1,383,943	$1,074,022	$2,457,965

(*)	For purposes of this adjustment, we estimate that the gross proceeds from this offering will be USD500 million if the underwriters exercise their over-allotment option in full, at an assumed initial public offering price of USD17.50 (the midpoint of the range of the initial public offering price set forth on the cover page of this prospectus).

Column I shows the audited combined consolidated condensed interim balance sheet of Ternium at June 30, 2005, which already reflects the consolidation of Amazonia.

Column II reflects the effect of the disbursements under the Credit Facilities (USD1,380 million) and the Subordinated Convertible Loan Agreements (USD594 million) entered into in connection with the Hylsamex acquisition, and the acquisition of Amazonia’s and Ylopa’s shares held by Alfa.

Column III shows the consolidation of Hylsamex’s balance sheet at June 30, 2005.

Column IV gives effect to the acquisition of Usiminas’s interests in Siderar, Amazonia and Ylopa in exchange for 227,608,254 shares of the Company and the contribution of ISL’s interest in Amazonia in exchange for 33,800,735 shares of the Company in accordance with the terms of the Corporate Reorganization Agreement.

Column V shows the cumulative pro forma effect of the transactions in columns II, III and IV.

Column VI gives effect to this offering, the partial payment of indebtedness under the Ternium Credit Facility, the conversion of the indebtedness under the Subordinated Convertible Loans into shares of the Company and the consummation of the remaining transactions contemplated in the Corporate Reorganization Agreement.

Column VII shows the cumulative pro forma effect of the transactions in columns V and VI.

For further details, see “Selected Financial and Operating Data—Unaudited pro forma combined consolidated financial information of Ternium.”

Ternium

The following summary selected combined consolidated financial and other data for Ternium should be read in conjunction with “Management’s Discussion and Analysis of Financial Condition and Results of Operations—Ternium” and “Business” and Ternium’s combined consolidated financial statements and the notes thereto included elsewhere in this prospectus, and are qualified in their entirety by reference to the information therein.

The summary selected combined consolidated financial data of Ternium have been derived from its combined consolidated financial statements, which are prepared in accordance with IFRS for each of the periods and at the dates indicated. The audited combined consolidated financial statements as of December 31, 2003 and 2004 and for the years then ended and the audited combined consolidated condensed interim financial statements of Ternium as of June 30, 2005 and for the six-month period then ended have been audited by Price Waterhouse & Co. SRL, Argentina, an independent registered public accounting firm. The audited combined consolidated financial statements of Ternium as of December 31, 2003 and 2004 and for the years then ended included in this prospectus combine and consolidate the results and other financial data of each of Siderar, Ylopa and Techintrade, and recognize the investment in Amazonia under the equity method, as of each such date and for each of the periods then ended, on the basis that such companies were under the common control of San Faustín as of each such date and for each such period. The effect of this presentation is to show the combined historical results, financial condition and other data of the various companies under the common control of San Faustín as though these companies had been our subsidiaries at the dates and during the periods presented. The audited combined consolidated condensed interim financial statements of Ternium as of June 30, 2005 and for the six-month period then ended included in this prospectus combine and consolidate, in addition to the consolidated results and other financial data of each of Siderar, Ylopa and Techintrade, the results and other financial data of Amazonia, which company came under the control of San Faustín on February 15, 2005. As a result of the consolidation of Amazonia’s results and other financial data, Ternium’s results and other financial data for the six months ended June 30, 2005 are likely to vary significantly from the results and other financial data for the six months ended June 30, 2004 and for the years ended December 31, 2003 and 2004. Moreover, the results presented for interim periods are not necessarily indicative of results to be expected for the full fiscal years.

IFRS differs in certain significant respects from U.S. GAAP. See notes AP T and 32 and 33 to Ternium’s audited combined consolidated financial statements as of December 31, 2003 and 2004 and for the years then ended and note 17 to Ternium’s combined consolidated condensed interim financial statements as of June 30, 2004 and 2005 and for the six months then ended included in this prospectus, which provide a description of the principal differences between IFRS and U.S. GAAP as they relate to Ternium’s combined consolidated financial statements and a reconciliation to U.S. GAAP of net income and shareholders’ equity for the periods and at the dates indicated therein. For a discussion of the currencies used in this prospectus, exchange rates and accounting principles affecting the financial information contained in this prospectus, see “Exchange Rates” and “Presentation of Financial and Other Information.”

Ternium

	For the year ended December 31,		For the six-month period ended June 30,
In thousands of U.S. dollars (except for per share data)	2003	2004	2004	2005
Selected combined consolidated income statement data

IFRS
Net sales	$1,056,566	$1,598,925	$670,503	$1,827,845
Cost of sales	(671,720)	(965,004)	(381,990)	(905,920)

Gross profit	$384,846	$633,921	$288,513	$921,925
General and administrative expenses	(51,557)	(58,428)	(28,666)	(88,553)
Selling expenses	(62,786)	(60,524)	(30,299)	(96,674)
Other operating (expenses) income, net	(5,721)	(798)	65	(7,797)

Operating income	$264,782	$514,171	$229,613	$728,901

Other financial (expenses) income, net(1)	$1,693	$(1,140)	$(2,762)	$(36,609)
(Loss) income from participation account	73,913	203,429	91,469	(66,114)

Financial (expenses) income, net	$75,606	$202,289	$88,707	$(102,723)

Excess of fair value of net assets acquired over cost	—	—	—	188,356
Equity in (losses) earnings of associated companies	110,250	209,201	104,522	19,123
Income before income tax	450,638	925,661	422,842	833,657
Income tax	(94,087)	(177,486)	(79,081)	(105,717)

Net income for the period/year(2)	$356,551	$748,175	$343,761	$727,940
Attributable to:
Equity holders of the Company	218,215	457,339	211,855	477,609
Minority interest	138,336	290,836	131,906	250,331

	$356,551	$748,175	$343,761	$727,940

Weighted average number of shares outstanding(3)	1,168,943,632	1,168,943,632	1,168,943,632	1,168,943,632
Basic and diluted earning per share for profit attributable to the equity holders of the Company during the period(3)	$0.19	$0.39	$0.18	$0.41

U.S. GAAP
Net sales	$1,056,566	$1,598,925	$670,503	$2,088,778
Net income(4)	264,173	424,655	192,244	305,851

(1)	Other financial (expenses) income, net includes the following: interest expense, interest income, net foreign exchange transaction (losses) gains and changes in fair value of derivative instruments, bank commissions and other bank charges and others.
(2)	For IFRS purposes, net income for the period is shown gross of the interest of minority shareholders in controlled subsidiaries. The portion of net income attributable to the equity holders of the Company and to minority shareholders is disclosed separately. Under U.S. GAAP, net income for the period is shown net of minority interest.
(3)	Ternium’s combined earnings per share for each of the periods presented have been calculated based on the assumption that 1,168,943,632 shares were issued and outstanding in each of the periods presented. See “Formation of Ternium and Related Party Transactions—Corporate reorganization transactions.”
(4)	We are not presenting net income from continuing operations since it is identical to net income for all periods presented.

Ternium

	At December 31,		At June 30,
In thousands of U.S. dollars	2003	2004	2005
Selected combined consolidated balance sheet data

IFRS
Non-current assets	$1,610,810	$1,728,410	$3,595,674
Property, plant and equipment, net	1,275,699	1,244,691	3,508,133
Other non-current assets	335,111	483,719	87,541
Current assets	576,078	918,220	1,723,278
Cash and cash equivalents	129,020	194,875	586,012
Other current assets	447,058	723,345	1,137,266

Total assets	2,186,888	2,646,630	5,318,952

Capital and reserve attributable to equity holders	701,821	1,026,725	1,443,473
Minority interest	550,264	745,126	2,114,883

Non-current liabilities	677,649	359,510	980,931
Borrowings	283,914	1,008	239,123
Deferred income tax	374,907	337,473	603,972
Other non-current liabilities	18,828	21,029	137,836

Current liabilities	257,154	515,269	779,665
Borrowings	80,238	121,998	204,216
Other current liabilities	176,916	393,271	575,449

Total liabilities	934,803	874,779	1,760,596
Total equity and liabilities	2,186,888	2,646,630	5,318,952

U.S. GAAP
Total assets	$1,201,734	$2,115,271	$3,459,060
Non-current liabilities	311,054	44,647	393,182
Total shareholders’ equity	382,703	954,255	733,772

	For the year ended December 31,		For the six-month period ended June 30,
In thousands of U.S. dollars (except total production and employee data)	2003	2004	2005
Other information (IFRS)
Depreciation and amortization	$85,479	$99,192	$117,628
Net cash provided by operating activities	346,318	517,565	601,136
Net cash provided by (used in) investment activities	(157,796)	(91,701)	8,793
Net cash used in financing activities	(171,961)	(359,887)	(490,193)

Operating data (unaudited)
Total production of flat and long steel products (in thousands of tons)	2,471	2,268	2,367
Employees (at period end)	4,795	4,791	10,436

Amazonia

The following summary selected consolidated financial and other data for Amazonia should be read in conjunction with “Management’s Discussion and Analysis of Financial Condition and Results of Operations—Amazonia” and “Business” and Amazonia’s consolidated financial statements and the notes thereto included elsewhere in this prospectus, and are qualified in their entirety by reference to the information therein.

The summary selected consolidated financial data of Amazonia have been derived from its consolidated financial statements, which have been specially prepared for use in this prospectus in accordance with IFRS for each of the periods and at the dates indicated. The audited consolidated financial statements as of December 31, 2003 and 2004 and for the two years in the period ended December 31, 2004 included in this prospectus have been audited by Price Waterhouse & Co. SRL, Argentina, an independent registered public accounting firm. The combined consolidated financial statements of Ternium as of December 31, 2003 and 2004, and for the periods then ended, do not combine or consolidate such financial statements. According to Rule 3-09 of Regulation S-X, we are required to file separate financial statements of significant equity investees, such as Amazonia.

IFRS differs in certain significant respects from U.S. GAAP. See note 37 to Amazonia’s consolidated financial statements included in this prospectus, which provides a description of the principal differences between IFRS and U.S. GAAP as they relate to Amazonia’s consolidated financial statements and a reconciliation to U.S. GAAP of net income and shareholders’ equity for the periods and at the dates indicated therein. For a discussion of the currencies used in this prospectus, exchange rates and accounting principles affecting the financial information contained in this prospectus, see “Exchange Rates” and “Presentation of Financial and Other Information.”

Amazonia

	For the year ended December 31,
In thousands of U.S. dollars	2003	2004
Selected consolidated income statement data

IFRS
Net sales	$1,203,638	$1,914,308
Cost of sales	(731,254)	(816,831)

Gross profit	$472,384	$1,097,477
General and administrative expenses	(127,134)	(138,006)
Selling expenses	(116,141)	(145,712)
Other operating (expenses) income, net	(13,827)	(18,383)

Operating income	$215,282	$795,376

Other financial (expenses) income, net	(292,017)	(178,917)
Loss from participation account	(124,785)	(343,556)

Financial (expenses) income, net	$(416,802)	$(522,473)
Gain on restructuring of debt	508,005	—

Equity in loss of associated companies	—	(1,238)
Income before income tax and asset tax (expense) benefit	306,485	271,665
Income tax and asset tax (expense) benefit	73,051	(8,342)

Net income for the year(1)	$379,536	$263,323

Attributable to:
Equity holders of the Company	367,080	146,324
Minority interest	12,456	116,999

	$379,536	$263,323

U.S. GAAP
Net sales	$1,203,638	$1,914,308
Net income(1)(2)	320,064	318,540

(1)	For IFRS purposes, net income for the period is shown gross of the interest of minority shareholders in controlled subsidiaries. The portion of net income attributable to the equity holders of the Company and to minority shareholders is disclosed separately. Under U.S. GAAP, net income for the period is shown net of minority interest.
(2)	We are not presenting net income from continuing operations since it is identical to net income for all periods presented.

Amazonia

	At December 31,
In thousands of U.S. dollars	2003	2004
Selected consolidated balance sheet data

IFRS
Non-current assets	$2,119,597	$1,775,801
Property, plant and equipment, net	2,111,055	1,716,925
Other non-current assets	8,542	58,876
Current assets	519,663	881,875
Cash and cash equivalents	103,912	211,481
Other current assets	415,751	670,394

Total assets	$2,639,260	$2,657,676

Shareholders’ equity	$723,545	$746,157
Minority interest	577,194	595,912

Non-current liabilities	959,664	693,640
Borrowings	799,067	529,312
Deferred income tax	43,951	39,653
Other non-current liabilities	116,646	124,675

Current liabilities	378,857	621,967
Borrowings	84,328	216,713
Other current liabilities	294,529	405,254

Total liabilities	1,338,521	1,315,607

Total equity and liabilities	$2,639,260	$2,657,676

U.S. GAAP
Total assets	$1,520,597	$2,034,245
Non-current liabilities	972,010	714,954
Total shareholders’ equity	45,206	351,537

	For the year ended December 31,
In thousands of U.S. dollars (except total production and employee data)	2003	2004
Other information (IFRS)
Depreciation and amortization	$143,996	$118,101
Net cash flows provided by operating activities	246,290	415,443
Net cash flows used in investment activities	(59,386)	(140,582)
Net cash flows used in financing activities	(148,363)	(149,974)

Operating Data (unaudited)
Total production of flat and long steel products (in thousands of tons)	2,818	3,057
Employees (at period end)	5,693	5,678

Hylsamex

The following summary selected consolidated financial and other data for Hylsamex should be read in conjunction with “Management’s Discussion and Analysis of Financial Condition and Results of Operations—Hylsamex” and Hylsamex’s consolidated financial statements and the notes thereto included elsewhere in this prospectus, and are qualified in their entirety by reference to the information therein. The Company acquired Hylsamex subsequently to the periods presented in Hylsamex’s consolidated financial statements included herein, and neither San Faustín nor any of its affiliates controlled or managed Hylsamex during the periods presented in such financial statements. Accordingly, except for the restatement into constant Mexican pesos as of June 30, 2005, such financial statements were not prepared by or at the direction of the Company.

The selected consolidated financial data of Hylsamex have been derived from its consolidated financial statements, which are prepared in accordance with Mexican GAAP for each of the periods and at the dates indicated, in each case restated in constant Mexican pesos as of June 30, 2005. The audited consolidated financial statements as of December 31, 2003 and 2004 and for the years ended December 31, 2002, 2003 and 2004 have been audited by PricewaterhouseCoopers SC, Mexico, an independent registered public accounting firm. The results presented for interim periods are not necessarily indicative of the results to be expected for the full fiscal years.

Mexican GAAP differs in certain significant respects from U.S. GAAP. See note 16 to Hylsamex’s consolidated financial statements included in this prospectus, which provides a description of the principal differences between Mexican GAAP and U.S. GAAP as they relate to Hylsamex’s consolidated financial statements and a reconciliation of net income and shareholders’ equity to U.S. GAAP for the periods and at the dates indicated therein. For a discussion of currencies used in this prospectus, exchange rates and accounting principles affecting the financial information contained in the prospectus, see “Exchange Rates” and “Presentation of Financial and Other Information.”

Hylsamex

	For the year ended December 31,				For the six-month period ended June 30,
In millions of constant Mexican pesos as of June 30, 2005	2003		2004		2004		2005
Consolidated Income Statement Data Mexican GAAP
Net sales	MXN	16,948	MXN	26,986	MXN	12,355	MXN	13,207
Cost of sales		(14,940)		(18,093)		(8,468)		(9,601)

Gross margin	MXN	2,008	MXN	8,893	MXN	3,887	MXN	3,606
Operating expenses		(1,270)		(1,435)		(697)		(879)

Operating income	MXN	738	MXN	7,458	MXN	3,190	MXN	2,727
Other income (expense), net		(38)		(50)		(41)		16
Comprehensive financing expenses, net		(1,642)		(646)		(516)		(140)
Equity in net income (losses) of associated company		318		788		302		253

Income (loss) before the following provisions	MXN	(624)	MXN	7,550	MXN	2,935	MXN	2,856
Income tax and asset tax		(224)		(902)		(712)		(691)
Employees’ profit sharing		(18)		(359)		(19)		(117)

Consolidated net income (loss)	MXN	(866)	MXN	6,289	MXN	2,204	MXN	2,048
Net income (loss) corresponding to minority interest		18		51		(47)		(52)

Net income (loss) corresponding to majority interest	MXN	(884)	MXN	6,238	MXN	2,157	MXN	1,996

U.S. GAAP
Net sales	MXN	16,948	MXN	26,986	MXN	12,355	MXN	13,207
Net income(1)		(1,382)		6,586		2,455		2,255

(1)	We are not presenting net income from continuing operations since it is identical to net income for all periods presented.

Hylsamex

	At December 31,				At June 30,
In millions of constant Mexican pesos as of June 30, 2005	2003		2004		2005
Consolidated Balance Sheet Data

Mexican GAAP
Current assets	MXN	7,004	MXN	10,243	MXN	10,157
Cash and cash equivalents		1,018		1,425		1,585
Other current assets		5,986		8,818		8,572

Non-current assets		24,684		24,143		23,556
Property, plant and equipment		21,753		20,897		20,421
Other non-current assets		2,931		3,246		3,135
Total assets		31,688		34,386		33,713

Current liabilities		3,819		4,575		4,491
Current portion of long-term debt		776		334		782
Other current liabilities		3,043		4,241		3,709

Non-current liabilities		16,728		11,100		9,642
Long-term debt		12,322		7,220		5,888
Notes payable to Alfa		487		—		—
Deferred income tax		2,530		2,720		2,523
Estimated liabilities for seniority premiums and pension plans		1,389		1,160		1,231

Total liabilities		20,547		15,675		14,133

Total majority interest		9,159		16,650		17,472
Minority interest in subsidiaries		1,982		2,061		2,108

Total liabilities, minority interest and shareholders’ equity	MXN	31,688	MXN	34,386	MXN	33,713

U.S. GAAP
Total assets		MXN 30,787		MXN 34,320		MXN 33,464
Non-current liabilities		18,268		12,868		11,335
Shareholders’ equity		6,718		14,816		15,530

	For the year ended December 31,				For the six-month period ended June 30,
In millions of constant Mexican pesos as of June 30, 2005 (except for total production and employee data)	2003		2004		2005
Other information (Mexican GAAP)
Depreciation and amortization	MXN	1,449	MXN	1,439	MXN	741
Resources provided by operations		421		5,304		2,520
Resources (used in) provided by financing activities		664		(4,390)		(2,004)
Resources used in investing activities		(709)		(505)		(356)

Operating data (unaudited)
Total production of flat and long steel products (in thousands of tons)		2,511		3,303		1,460
Employees (at period end)		7,219		7,386		7,409

RISK FACTORS

An investment in our shares or our ADSs is subject to the risks described below. You should carefully review the following risk factors, together with the other information contained in this prospectus, before deciding whether this investment is suited to your particular circumstances. Any of these risks could have a material adverse effect on Ternium’s business, financial condition and results of operations, which could in turn affect the price of our shares or our ADSs.

Risks relating to the steel industry

The demand for Ternium’s products is cyclical.

The steel industry is highly cyclical in nature and is characterized by intense competition. The financial condition and results of operations of steel companies are generally affected by various factors, including fluctuations in gross domestic product, related market demand, global production capacity, tariffs, cyclicality in the industries that purchase steel products and other factors beyond Ternium’s control. The demand for and prices of Ternium’s products are directly affected by these fluctuations. For example, the Ternium companies depend on construction activity within their primary markets for a large proportion of their sales. Construction activity is cyclical and significantly affected by changes in global and local economic conditions. A prolonged recession in the construction sector, or in any of the other industry sectors that purchase Ternium’s products, in Argentina, Venezuela or Mexico, where most of Ternium’s operations are conducted and domestic sales are targeted, could result in a significant decrease in Ternium’s operational and sales performance. In addition, like other manufacturers of steel-related products, the Ternium companies have fixed and semi-fixed costs that cannot adjust rapidly to fluctuations in the demand for their products. If demand for Ternium’s products falls significantly, the impossibility of rapidly adjusting these costs could adversely affect Ternium’s profitability.

Like other steel companies, Ternium is vulnerable to events affecting the steel industry as a whole, such as imbalances between supply and demand. For example, the impact of new production facilities could result in imbalances between supply and demand. Moreover, due to high start-up costs, the economics of operating a steel mill continuously could encourage mill operators to maintain high levels of output, even in times of low demand, which exacerbates the pressures on industry profit margins. Although the demand for steel has grown in recent years, the world steel industry has been affected in the past by generally sluggish demand and substantial excess worldwide steel production. As a result of the general excess capacity in the industry, the world steel industry was subject to substantial downward pricing pressure, which negatively impacted the results of steel companies in the second half of 2000 and the entire year of 2001. For example, as a result of these adverse trends, Sidor experienced significant financial losses and consequently restructured its debt in 2000 and again in 2003. International steel prices generally improved beginning in 2003. However, this new period of high prices for steel have encouraged reactivation of and investment in production capacity, and, consequently, oversupply has led to a decline in steel prices beginning in the last quarter of 2004. If an event occurs that has a negative effect on the steel industry, such as excess production capacity or increased competition in the main steel markets, Ternium’s ability to expand sales and increase production in general will be constrained, and as a result, it may not be able to maintain its recent rate of growth in revenues. Furthermore, due to the highly cyclical nature of the steel industry, recent results may not be indicative of future performance, and historical results may not be comparable to future results. Investors should not rely on the results of a single period, particularly a period of peak prices, as an indication of Ternium’s annual results or future performance.

Demand for Ternium’s products could decline as a result of fluctuations in Ternium’s customers’ inventory levels which could, in turn, cause a decline in Ternium’s sales and revenue.

Inventory levels of steel products held by companies that purchase Ternium’s products can vary significantly from period to period. These fluctuations can temporarily affect the demand for Ternium’s products, as customers draw from existing inventory during periods of low investment in construction and the other industry sectors that purchase Ternium’s products and accumulate inventory during periods of high investment and, as a result, these companies may not purchase additional steel products or maintain their current purchasing volume. Accordingly, Ternium may not be able to increase or maintain its current levels of sales volumes or prices.

Price fluctuations or shortages in the supply of raw materials and energy could adversely affect Ternium’s profits.

Like other manufacturers of steel-related products, Ternium’s operations require substantial amounts of raw materials and energy from domestic and foreign suppliers. In particular, the Ternium companies consume large quantities of iron ore, scrap, ferroalloys, electricity, coal, natural gas, oxygen and other gases in operating their blast and electric furnaces. The availability and price of a significant portion of the raw materials and energy Ternium requires are subject to market conditions and government regulation affecting supply and demand. For example, shortages of natural gas in Argentina and the consequent supply restrictions imposed by the government could lead to production cutbacks at Ternium’s facilities in Argentina. See “—Risks relating to the countries in which we operate—Argentina—Argentina currently has an energy crisis, and restrictions on the supply of energy to Ternium’s operations in Argentina could curtail Ternium’s production and negatively impact Ternium’s results of operations.” In the past, Ternium has been able to procure sufficient supplies of raw materials and energy inputs to meet its production needs; however, it could be unable to procure adequate supplies in the future. Any protracted interruption, discontinuation or other disruption of the supply of principal inputs to the Ternium companies (including as a result of strikes, lockouts or other problems) would result in lost sales and would have a material adverse effect on Ternium’s business. For further information related to raw materials and energy requirements, see “Business—Raw materials and energy.”

Furthermore, estimated amounts of reserves of iron ore from Hylsamex’s mines or from those of Ternium’s suppliers may not be recovered, and these suppliers may revise their reserve estimates based on actual production experience. Reserves may not conform to geological, metallurgical or other expectations, and the volume and quality of iron ore recovered may be below the expected levels.

As the steel industry is highly competitive with respect to price, product quality, customer service and technological advances, worldwide competition in the steel industry has frequently limited the ability of steel producers to raise the price of finished products to recover higher raw material and energy costs. Accordingly, increased purchase costs of raw materials and energy may not be recoverable through increased product prices, which would reduce Ternium’s gross profit and revenues. Furthermore, limited availability could cause Ternium to curtail production, which could adversely affect Ternium’s sales and profitability. For further information related to raw materials, see “Business—Raw materials and energy.”

The Ternium companies depend on a limited number of key suppliers.

The Ternium companies depend on certain key suppliers for their requirements of raw materials and energy. The Ternium companies have entered into long-term contracts for the supply of a substantial portion of their principal inputs, and it is expected that they will maintain and renew these contracts. However, if any of the key suppliers fails to deliver or there is a failure to renew these contracts, the Ternium companies could face limited access to raw materials and energy, higher costs and delays resulting from the need to obtain their raw material and energy requirements from other suppliers.

For example, expenditures for iron ore constitute one of Sidor’s largest individual raw material costs. Currently, Sidor purchases all of its iron ore from a single producer in Venezuela at agreed-upon formula prices under a long-term supply agreement expiring in 2017. If Sidor is not able to continue this long-term relationship or to continue purchasing iron ore from such supplier at the agreed-upon prices, it could be unable to obtain sufficient quantities of iron ore from alternative suppliers at prices comparable to those offered by its current supplier and, accordingly, its gross profit could decline. Following a public announcement by the Venezuelan government that sought to pressure Sidor to renegotiate the terms of the agreement for the supply of iron ore, as permitted under the contract’s hardship provision, on November 11, 2005, Sidor and CVG Ferrominera del Orinoco, C.A. (“FMO”) amended the pricing terms of the contract. The amended formula is expected to increase

Sidor’s cost of iron ore from approximately USD19 to approximately USD30 per ton in fiscal year 2006. Furthermore, under the revised contract, the pricing formula may be adjusted every two years, on the basis of public policy, Sidor’s competitiveness and the evolution of international steel prices. See “—Risks relating to the countries in which we operate—Venezuela” and “Management’s Discussion and Analysis of Financial Condition and Results of Operations—Amazonia—Overview.” See “Business—Raw materials and energy—Venezuela—Iron Ore,” “—Electricity” and “—Natural gas.”

Intense competition could cause Ternium to lose its share in certain markets and adversely affect its sales and revenues.

Ternium’s subsidiaries have a substantial market share in their countries of operation where they maintain long-term relationships with their clients. Any fall in demand in these markets due to weak economic conditions or other reasons could adversely affect the operations of these subsidiaries and could redirect sales and the focus of Ternium’s business to other markets. Competition in the global and regional markets could also be affected by antidumping and countervailing duties imposed on some producers in major steel markets and by the removal of barriers to imported products in those countries where the Ternium companies direct their sales. For further information please refer to “Business—Regulation—Trade regulations.” Also, Ternium’s foreign competitors would benefit from any fall in the value of their domestic currencies relative to the U.S. dollar, reducing their operating costs and making their products more competitive.

The market for Ternium’s steel products is highly competitive, particularly with respect to price, quality and service. In both the global and regional markets, Ternium competes against other global and local producers of flat and long steel products, which in some cases have greater financial and operating resources. In addition, several competitors are implementing modernization programs and expanding their production capacity for products that could compete with those of Ternium. To the extent that these producers become more efficient, Ternium could confront stronger competition and could fail to preserve its current shares of the relevant geographic or product markets. See “Business—Competition.” Moreover, competition from alternative materials (including plastic, aluminum, ceramics, glass, wood and concrete) could adversely affect the demand for, and consequently the market prices of, certain steel products, and, accordingly, could affect the sales volume and revenue of Ternium and its subsidiaries.

In addition, there has been a trend in recent years toward steel industry consolidation among Ternium’s competitors, and smaller competitors in the steel market today could become larger competitors in the future. For example, Aceralia, Arbed and Usinor merged in February 2002 to create Arcelor, and LNM Holdings and Ispat International merged in October 2004 to create Mittal Steel, which subsequently acquired International Steel Group. Competition from global steel manufacturers with expanded production capacity such as Mittal Steel and Arcelor, and new market entrants, especially from China, could result in significant price competition, declining margins and reductions in revenue. Ternium’s larger competitors could use their resources against Ternium in a variety of ways, including by making additional acquisitions, investing more aggressively in product development and capacity and displacing demand for Ternium’s products in certain markets. As a result of such increased competition, Ternium may also lose market share and its sales and revenues could decline.

The steel industry is capital intensive and if Ternium is not able to obtain the capital resources required to continue to modernize and upgrade its facilities, Ternium’s results of operations and growth prospects may be adversely affected.

The production of steel is capital intensive and some of Ternium’s competitors have recently announced plans to make substantial investments in new equipment and to upgrade existing production facilities. In order to maintain its competitive strengths, Ternium would typically be expected to continue to modernize its production processes, plant and equipment, which would require on-going capital investments. Moreover, as a result of its acquisitions and internal growth, Ternium’s business may require capital expenditures in the future. Ternium may not have adequate sources of funds for any future capital expenditures, and additional financing, if needed, may not be available to Ternium or, if available, may not be obtained on terms acceptable to Ternium and within the limitations contained in Ternium’s existing debt instruments or any future financings. Failure to obtain the required funds could delay or prevent the completion of some of Ternium’s capital projects, such as the planned modernization of coating facilities and hot rolling mills in Mexico, which could result in decreased sales.

Risks relating to Ternium’s business

If Ternium does not successfully implement its business strategy, its opportunities for growth and its competitive position could be adversely affected.

Ternium plans to continue implementing its business strategy of further integrating the operating and marketing activities of the Ternium companies, developing value-added products, providing services to a wider range of clients in the local and export markets and continuing to pursue strategic acquisition opportunities. Any of these components or Ternium’s overall business strategy could be delayed or abandoned or could cost more than anticipated, any of which could impact its competitive position and reduce its revenue and profitability. For example, Ternium could fail to develop its commercial network and lose market share in its export markets. Even if Ternium successfully implements its business strategy, it may not yield the desired goals.

Recent and future acquisitions, significant investments and strategic alliances could disrupt Ternium’s operations and adversely affect its profits. Ternium may not realize the benefits it expects from these business decisions.

In the past, Ternium has acquired interests in various companies and engaged in strategic alliances, such as the acquisition of Sidor, the largest steel company of Venezuela, the participation of 49.8% in Matesi, Materiales Siderúrgicos S.A. (“Matesi”), an iron ore briquette producer that supplies Sidor with part of its raw material requirements, and the recent acquisition of Hylsamex, one of the main steel producers in Mexico.

Ternium may consider other strategic acquisitions and alliances from time to time, and it must necessarily base any assessment of potential acquisitions and alliances on assumptions with respect to operations, profitability and other matters that could subsequently prove to be incorrect. Ternium’s future acquisitions, significant investments and alliances may not perform in accordance with its expectations, which could adversely affect its operations and profitability. Furthermore, Ternium may fail to find suitable acquisition targets or fail to consummate its acquisitions under favorable conditions, or could be unable to successfully integrate any acquired businesses into its operations.

Although Ternium has begun taking steps to integrate Hylsamex into its operations since the consummation of its acquisition on August 22, 2005, it may not be able to do so successfully and within a short period of time.

Ternium faces a variety of uncertainties and challenges relating to the acquisition and integration of Hylsamex, including, but not limited to:

•	achieving expected synergies,

•	loss of key employees,

•	difficulties integrating operational and financial systems, which could delay the integration efforts and anticipated cost savings,

•	lower than expected sales and profitability returns that may not justify the size of Ternium’s investment,

•	exposure to potential liabilities, including liabilities related to activities that predate the acquisition, for which Ternium will not be indemnified and which could be material, and

•	the possible decline in the market price of our ADSs, if Ternium does not achieve the perceived benefits and anticipated cost savings of the acquisition as rapidly or to the extent anticipated.

These risks, and the fact that integration of the acquired business will require a significant amount of the time and resources of Ternium’s management and employees, could disrupt Ternium’s ongoing business and could have a material adverse effect on its business, financial condition and results of operations.

Ternium may be required to record a significant charge to earnings if it must reassess its goodwill or other amortizable intangible assets.

In accordance with IFRS, management must test all of Ternium’s assets, including goodwill, annually for impairment, or more frequently if there are indicators of impairment, and recognize a non-cash charge in an amount equal to the impairment. In connection with the acquisition of Hylsamex completed on August 22, 2005, we expect that Ternium will record USD538.1 million in goodwill. See “Selected Financial and Operating Data—Unaudited pro forma combined consolidated financial information of Ternium—Summary unaudited pro forma combined consolidated balance sheet data.” If Ternium’s management were to determine in the future that the goodwill from its acquisition of Hylsamex was impaired, Ternium would be required to recognize a non-cash charge to write down the value of this goodwill, which would adversely affect Ternium’s financial condition and results of operations.

Credit agreements and other instruments of indebtedness of Ternium and its subsidiaries contain covenants and financial tests which could restrict their activities and cross-payment-default provisions which could result in the acceleration of Ternium’s indebtedness.

The debt contracts of Ternium and its subsidiaries, including the financing agreements entered into in connection with the acquisition of Hylsamex, contain a number of significant covenants that limit their ability to, among other things:

•	pay dividends to their shareholders or make other restricted payments;

•	administer their cash flow;

•	grant certain liens;

•	borrow additional money or prepay principal or interest on subordinated debt;

•	change their business or amend certain significant agreements;

•	effect a change of control; and

•	merge, acquire or consolidate with another company, make additional investments or dispose of their assets.

These contracts also require Ternium and its subsidiaries to meet certain financial covenants, ratios and other tests, which could limit their operational flexibility and could prevent Ternium from taking advantage of business opportunities as they arise, growing its business or competing effectively. Moreover, a failure by Ternium and its subsidiaries to comply with applicable financial measures could result in defaults under those agreements or instruments. Ternium and its subsidiaries are in compliance with all of their financial covenants, ratios and tests.

In addition, if Ternium or any of its subsidiaries failed to meet its payment obligations under their financial agreements, debt under that agreement could become immediately due and payable, and could trigger cross-payment-default provisions contained in the Ternium Credit Facility and in certain of the Ternium companies’ other credit agreements and debt instruments, which would permit their creditors to accelerate the indebtedness evidenced thereby. If this occurs, Ternium may not be able to pay its debt or borrow sufficient funds to refinance it. Even if new financing is available, it could entail terms that are not as favorable to Ternium and could limit the cash flow available for its operations, place it at a competitive disadvantage and limit its ability to pursue its business strategy. In addition, these credit agreements contain indemnification provisions. For information concerning these credit agreements and debt instruments, see “Management’s Discussion and Analysis of Financial Condition and Results of Operations—Ternium—Recent events.”

Ternium’s related party transactions with members of the Techint Group may not always be on terms as favorable as those that could be obtained from unaffiliated third parties.

Some of Ternium’s sales and purchases are made to and from other Techint Group companies. These sales and purchases are primarily made in the ordinary course of business, and Ternium believes that they are made on terms no less favorable than those it could obtain from unaffiliated third parties. Ternium will continue to engage in related party transactions in the future, and these transactions may not be on terms as favorable as those that could be obtained from unaffiliated third parties. For information concerning the principal transactions between Ternium and related parties, see “Formation of Ternium and Related Party Transactions.”

Ternium’s transactions with certain business partners and shareholders may not always be on terms as favorable as those that could be obtained from unaffiliated third parties.

Some of Ternium’s sales and purchases are made to and from certain partners and shareholders of its subsidiaries. For example, Sidor has a variety of trade and services-related contractual relationships with entities owned by its minority shareholder, the government of Venezuela, including the purchase of iron ore from, and the sale of pellets to, the state-owned steel company Corporación Venezolana de Guayana (“CVG”). Moreover, Sivensa, a Venezuelan company that owns an indirect minority stake in the Company, is one of the largest domestic purchasers, through one of its affiliates, of Sidor’s flat steel products. Although we believe that each of its business relationships with business partners and shareholders is on an arm’s length basis, any of these arrangements may not provide terms to Ternium that are substantially similar to, or as favorable as, those that might have been obtained from unaffiliated third parties.

Labor disputes at Ternium’s operating subsidiaries could result in work stoppages and disruptions to Ternium’s operations.

A substantial majority of Ternium’s employees at its manufacturing subsidiaries are represented by labor unions and are covered by collective bargaining or similar agreements, which are subject to periodic renegotiation. Strikes or work stoppages could occur prior to or during the negotiations leading to new collective bargaining agreements, during wage and benefits negotiations or, occasionally, during other periods for other reasons.

The various measures that Ternium’s subsidiaries Siderar and Hylsamex have taken in order to become more competitive have not resulted in significant labor unrest. However, its subsidiary Sidor has from time to time suffered labor disruptions, including the last plant stoppages in 2003 and 2004. Ternium could suffer additional plant stoppages or strikes as a result of future work force reductions in connection with its productivity improvement and cost reduction plans. Ternium may not be able to maintain a satisfactory relationship with its employees, and any future stoppage, strike, disruption of operations or new collective bargaining agreements could result in lost sales and could increase Ternium’s costs. For more information on labor relations, see “Business—Employees.”

The Ternium companies’ ability to hedge risks could be limited by contractual and regulatory restrictions.

The international operations of the Ternium companies expose them to a variety of financial risks, including the effects of changes in foreign currency, exchange rates and interest rates. A portion of Ternium’s business is carried out in currencies other than the U.S. dollar. As a result of this foreign currency exposure, exchange rate fluctuations impact the Ternium companies’ results as reported in their income statements in the form of both translation risk and transaction risk. In addition, interest rate movements create a degree of risk by affecting the amount of the Ternium companies’ interest payments. Other than those imposed by legal or monetary control entities (like the Argentine Central Bank or the exchange and transfer control entity CADIVI in Venezuela), Ternium’s subsidiaries (other than Sidor) have no restrictions on the use of derivative agreements for hedging purposes. Sidor, however, is limited by both contractual and regulatory restrictions for these types of derivatives contracts. These restrictions and regulations could cause the Ternium companies to be more vulnerable to market fluctuations than they would be if their hedging activities were unlimited. In the ordinary course of business, the Ternium companies (other than Sidor) from time to time enter into exchange rate and interest rate derivatives agreements to manage their exposure to exchange rate and interest rate changes. Future regulatory or financial restrictions in the countries where Ternium operates may affect its ability to hedge its exposure to financial risks, and thus cause an adverse impact on Ternium’s results of operations and financial condition.

Ternium’s results of operations and financial condition could be adversely affected by movements in exchange rates.

The revenues of the Ternium companies are primarily U.S. dollar-denominated (other than revenues from domestic sales in Mexico), while a significant portion of their costs are denominated in local currency in the markets where they operate. As a result, movements in the exchange rate of the U.S. dollar against these local currencies can have a significant impact on Ternium’s revenue, results and financial condition. A rise in the value of the local currencies relative to the U.S. dollar will increase Ternium’s relative production costs, thereby creating a competitive disadvantage for Ternium relative to some of its competitors. Conversely, a decrease in the value of the local currencies relative to the U.S. dollar will decrease their relative production costs. For instance, during 2004, Siderar benefited from a gain of USD10.5 million due to an exchange rate depreciation of 1.4%. During the same period, an exchange rate depreciation of 19.7% resulted in a loss of USD118.4 million for Amazonia, while an exchange rate appreciation of 0.8% resulted in a loss of USD10.6 million for Hylsamex.

Volatility in the exchange rates between the U.S. dollar and the Argentine peso and between the U.S. dollar and the Mexican peso as well as changes to the exchange rate between the U.S. dollar and the Venezuelan bolívar are likely to continue in the future. Such fluctuations will affect Ternium’s production costs, revenues and financial results. For more information on the exchange rates affecting Ternium’s business, see “Exchange Rates” below.

A significant rise in interest rates could adversely affect Ternium’s business and results.

Changes in interest rates affect the amount of Ternium’s interest payments as well as the value of its fixed rate debt. Most of Ternium’s long-term borrowings are at variable rates, and accordingly, Ternium is exposed to the risk of increased interest expense in the event of a significant rise in interest rates. Moreover, a substantial rise in interest rates in developed economies such as the United States could adversely affect the economies in the countries where Ternium conducts its operations and markets its products and would increase Ternium’s debt service requirements for its floating rate debt.

For example, Ternium’s indebtedness under the Ternium Credit Facility bears interest at the annual rate of LIBOR plus an applicable margin. Ternium has hedged 25% (USD250 million) of its indebtedness under the Ternium Credit Facility using an interest rate swap derivative. The remaining 75% (USD750 million), prior to the application of proceeds from this offering, is exposed to changes in interest rates, and, for each 1% increase in interest rates, Ternium’s interest expenses will increase by USD7.5 million.

Risks relating to the structure of the Company

As a holding company, our ability to pay dividends and obtain financing depends on the results of operations and financial condition of our subsidiaries and could be restricted by legal, contractual or other limitations.

We conduct all of our operations through our subsidiaries. Dividends or other intercompany transfers of funds from our subsidiaries are expected to be our primary source of funds to pay our expenses, debt service and dividends. We will not be conducting operations at the holding company level, and any expenses that we incur, in excess of minimum levels, that cannot be otherwise financed will reduce amounts available for distribution to our shareholders. This could result in us being unable to pay any dividends on our ADSs.

The ability of our subsidiaries to pay dividends and make other payments to us will depend on their results of operations and financial conditions and could be, including in the circumstances described below, restricted by, among other things, applicable corporate and other laws and regulations, including those imposing foreign exchange controls, and agreements and commitments of such subsidiaries. In addition, our ability to pay dividends is subject to legal and other requirements and restrictions at the holding company level. For example, we may only make distributions out of net profits, retained earnings and available reserves and premiums, each as defined under Luxembourg regulations.

Our ability and the ability of the Ternium companies to pay dividends and make other payments depends in part on contractual arrangements relating to the distribution of profits. The credit agreements entered into by us and Siderar to finance the acquisition of Hylsamex contain limitations on our ability to declare or pay dividends until 2010. These debt covenants prohibit us from declaring or paying any dividends until we have paid the full amount due on the first anniversary of the Ternium Credit Facility and impose limits on the funds available for payment of dividends. Also, 70% of the outstanding capital of Hylsamex was pledged to secure the Ternium Credit Facility, and Siderar granted drag-along rights requiring the sale of its shares in Hylsamex in the event the collateral agent under the Ternium Credit Facility forecloses on such pledge. In addition, under the terms of its restructuring agreements, Sidor may not pay dividends until 2008. For further information about the impact of such restrictions and covenants, please see “—Risks relating to Ternium’s business—Credit agreements and other instruments of indebtedness of Ternium and its subsidiaries contain covenants and financial tests which could restrict their activities and cross-payment-default provisions which could result in the acceleration of Ternium’s indebtedness” above and “Dividend Policy.”

The Company’s controlling shareholder may be able to take actions that do not reflect the will or best interests of other shareholders.

As of December 31, 2005, our principal shareholder is Inversora Siderurgica Limited, or ISL, which will hold at least a majority of our shares after the settlement of the offering. As of December 31, 2005, San Faustín beneficially owned 100% of ISL’s outstanding voting stock. San Faustín is controlled by Rocca & Partners. As a result, Rocca & Partners is indirectly able to elect a substantial majority of the members of our board of directors and has the power to determine the outcome of most actions requiring shareholder approval, including, subject to the requirements of Luxembourg law, the payment of dividends by us. The decisions of the controlling shareholder, including the decisions with respect to this offering, may not reflect the will or best interests of other shareholders. For example, our articles of association permit our board of directors to waive, limit or suppress preemptive rights in certain cases. Accordingly, our controlling shareholder may cause our board of directors to approve an issuance of shares for consideration without preemptive rights, thereby diluting the minority interest in the Company. See “Risk Factors—Risks related to our ADSs—Holders of our shares and ADSs in the United States may not be able to exercise preemptive rights in certain cases.”

Remaining minority interests in the Company’s subsidiaries could delay or impede our ability to complete our strategy.

We do not own one hundred percent of the interests in our subsidiaries. As of December 31, 2005, approximately 35.7% of Siderar was publicly held and approximately 8.4% was held by certain Siderar employees. As of the same date, approximately 29.7% of Sidor was held by the Venezuelan government and Banco de Desarrollo Económico y Social de Venezuela, or BANDES (a bank owned by the Venezuelan government), and approximately 10.7% was held by certain Sidor employees. Also as of the same date, 0.2% of Hylsamex was owned by minority shareholders. As of December 19, 2005, Hylsamex’s shares were deregistered in accordance with applicable Mexican law. In connection with the deregistration of Hylsamex’s shares, Siderar established, on December 1, 2005, a fiduciary account (fideicomiso) with a term of at least six months in an amount sufficient to purchase all remaining Hylsamex shares held by the public. However, Mexican law does not provide for the automatic acquisition of any remaining publicly held shares at the expiration of the fiduciary account, nor does it allow us to proceed with such an acquisition unilaterally. To the extent that other interests in Siderar, Sidor and Hylsamex remain outstanding, those remaining minority shareholders could prevent Ternium from taking actions that, while beneficial to us at the holding company level, might not be beneficial at the level of any of our individual subsidiaries. As a result, we could be delayed or impeded in the full implementation of our strategy or the maximization of Ternium’s competitive strengths.

We will be subject to a capital duty on any capital increase in connection with our corporate reorganization if we fail to obtain relief from the Luxembourg tax authorities, or if such relief is successfully challenged.

Under Luxembourg law, any increase in the capital of a Luxembourg company is subject to a 1% capital duty. Capital contributions to a Luxembourg company involving all of the assets and liabilities of a company organized in a European Union, or EU, member country are exempt from such capital duty. We expect that our corporate reorganization, consisting of a series of such contributions of assets and liabilities by EU companies, including ISL (which is organized in Gibraltar), to the Company will qualify for such exemption. In addition, we expect that the Luxembourg tax authorities will confirm the availability of the exemption separately for each such contribution upon its consummation. Such relief was obtained for the first three transactions of the series, as we expect to obtain it for the remaining reorganization transactions, including, as provided in the Corporate Reorganization Agreement, the delivery of shares of the Company by ISL on our behalf to the underwriters for this offering and to the Subordinated Lenders, and the subsequent contribution to us by ISL of all of its assets and liabilities. If we fail to obtain relief from the Luxembourg tax authorities, or if the relief granted is successfully challenged, we will be subject to a 1% capital duty on the amount of the corresponding capital increase, plus any applicable penalties.

Risks relating to the countries in which we operate

Negative economic, political and regulatory developments in certain markets where Ternium has a significant portion of its operations and assets could hurt Ternium’s financial condition, revenues and sales volume and disrupt its manufacturing operations, thereby adversely affecting its results of operations and financial condition.

The results of Ternium’s operations are subject to the risks of doing business in emerging markets and have been, and could in the future be, affected from time to time to varying degrees by political developments, events, laws and regulations, such as forced divestiture of assets; restrictions on production, imports and exports; interruptions to essential energy inputs; exchange and/or transfer restrictions; inflation; devaluation; war or other international conflicts; civil unrest and local security concerns that threaten the safe operation of company facilities; price controls; tax increases; changes in interpretation or application of tax laws and other retroactive tax claims or challenges; expropriation of property; changes in laws, norms or regulations; cancellation of contract rights; delays or denial of government approvals; and environmental regulations. Both the likelihood of such occurrences and their overall effect upon Ternium vary greatly from country to country and are not predictable. Realization of these risks could have an adverse impact on the results of operations and financial condition of Ternium’s subsidiaries located in the affected country.

Argentina

Ternium has significant manufacturing operations and assets located in Argentina and a significant portion of its sales are made in Argentina. Ternium’s main revenues from its Argentine operations, therefore, are indirectly related to market conditions in Argentina and to changes in Argentina’s gross domestic product, or GDP, and per capita disposable income. Accordingly, Ternium’s business could be materially and adversely affected by economic, political and regulatory developments in Argentina.

Economic and political instability resulted in a severe recession in 2002, which has had a lasting effect on Argentina’s economy.

In the second half of 2001, a sustained period of economic recession culminated in severe social, monetary and financial turmoil and a series of dramatic political and legislative developments in Argentina. President de la Rúa resigned on December 21, 2001, amid large-scale, violent demonstrations against his administration. After three interim presidents in rapid succession, Senator Eduardo Duhalde, a member of the opposition Peronist party, was elected by the Legislative Assembly and assumed the presidency on January 2, 2002, to serve for the remainder of former president de la Rúa’s term. The Duhalde administration quickly adopted a series of emergency measures affecting Argentina’s monetary and fiscal policies. These measures included, among others, approval on January 6, 2002 by the Argentine Congress of the Public Emergency Law, ending more than a decade of uninterrupted U.S. dollar—Argentine peso parity, eliminating the requirement that the Argentine peso be fully backed by gold and foreign reserves and establishing a framework for the resulting devaluation of the Argentine peso.

During the first half of 2002, the events described above caused an abrupt rise in the exchange rate, reaching a high of ARP3.90 per U.S. dollar in June 2002, as well as the inflation rate, with the cumulative consumer price index rising by 55% from December 2001 through December 2004 and the cumulative wholesale price index, or WPI, rising by 140% during the same period.

Presidential elections were held on April 27, 2003, but no candidate obtained the requisite percentage of votes to be elected president. Although a run-off election between the two candidates that obtained the highest number of votes, Carlos Menem and Néstor Kirchner, was initially required, Carlos Menem withdrew from the run-off election and, as a result, Néstor Kirchner was elected president; the new president assumed office on May 25, 2003.

Since taking office, Mr. Kirchner has enjoyed high levels of popular support and the economy has shown signs of recovery. GDP grew by 8.7% in 2003 and by 9.0% in 2004. Unemployment rates dropped to 12.1% in 2004 from a high of 24.1% in June 2002. Economists also expect the Argentine economy to continue performing well during 2005 when GDP is projected to increase by 4.7%. Inflation has been stable, helped in part by an appreciation of the Argentine peso and by unused productive capacity in the domestic economy. However, inflation has started to rise again recently. The WPI increased by 7.9% in 2004, compared to 2% in 2003, and by 2% in the first quarter of 2005.

Siderar’s sales in the domestic market were severely affected by Argentina’s recession during 2001 and 2002. Domestic sales as a percentage of total sales decreased to 47% in 2001 and 35% in 2002. The domestic economic recovery during 2003 and 2004, with sustained growth in industrial activity, agriculture, construction and a significant improvement in the automobile industry, increased Siderar’s domestic sales as a percentage of total sales to 55% in 2003 and 72% in 2004.

Nevertheless, many of Argentina’s economic problems remain unresolved. If an inflationary environment were to reappear, inflation could have a negative impact on the revenues of Ternium’s subsidiary in Argentina when they are restated in constant currency. Thus, even if Ternium’s revenues were to rise in nominal terms, its reported revenues would decrease unless the rate of increase in nominal revenues is at least as great as the rate of inflation. The Argentine economy may not continue to experience growth. Economic conditions in Argentina have deteriorated rapidly in the past and could deteriorate rapidly in the future and Ternium’s business and operations in Argentina could be adversely affected by rapidly changing economic conditions in Argentina and by the Argentine government’s response to such conditions.

Argentine government policies will likely significantly affect the economy and, as a result, Ternium’s Argentine operations.

The Argentine government has historically exercised significant influence over the economy. Since December 2001 the Argentine government has promulgated numerous, far-reaching laws and regulations that affect the economy in significant respects. Laws and regulations currently governing the economy could change in the future, and any such changes could adversely affect Ternium’s business, financial condition or results of operations.

The Argentine Central Bank has imposed restrictions on the transfer of funds outside of Argentina and other exchange controls in the past and may do so in the future, which could prevent Ternium from paying dividends or other amounts from cash generated by its Argentine operations.

In 2001 and 2002 and until February 7, 2003, the Argentine Central Bank restricted Argentine individuals and corporations from transferring U.S. dollars abroad without the prior approval of the Argentine Central Bank. In 2003 and 2004, the government reduced some of these restrictions, including those requiring the Argentine Central Bank’s prior authorization for the transfer of funds abroad in order to pay principal and interest on debt obligations. Nevertheless, significant government controls and restrictions remain in place, and the Argentine government may impose new restrictions on foreign exchange in the future. On June 10, 2005, the Argentine government issued Decree No. 616/2005 establishing certain restrictions on capital inflows into Argentina. The existing controls and restrictions, and any additional restrictions of this kind that may be imposed in the future, could impair Ternium’s ability to transfer funds generated by Ternium’s Argentine operations in U.S. dollars outside Argentina to fund the payment of dividends or other amounts and to undertake investments and other activities that require payments in U.S. dollars. Furthermore, these restrictions could affect Ternium’s ability to finance its investments and operations in Argentina. For additional information on current Argentine exchange controls and restrictions, see “Exchange Rates—Argentine pesos.”

In addition, Ternium is currently required to repatriate U.S. dollars collected in connection with exports from Argentina (including U.S. dollars obtained through advance payment and pre-financing facilities) into Argentina and convert them into Argentine pesos at the market-based floating exchange rate applicable on the conversion date. This requirement, and any similar requirement that may be imposed in the future, subjects Ternium to the risk of losses arising from an abrupt devaluation of the Argentine peso.

Despite the results of the recent restructuring of its debt with private creditors, Argentina is limited in its ability to obtain financing in the future, which may restrict its ability to implement reforms and create the conditions for sustained economic growth and, as a result Siderar may be unable to obtain financing.

The Argentine government has recently restructured its public debt with private creditors, with approximately 76% of its creditors surrendering their claims in exchange for new bonds worth approximately USD0.35 on the dollar. However, at this time it is impossible to determine what effect the restructuring will have, if any, on investor confidence or on the Argentine economy generally. In addition, as a consequence of the restructuring Argentina will still have obligations outstanding with bondholders of approximately USD54.8 billion (approximately USD35.3 billion under the new bonds plus approximately USD19.5 billion under the old bonds not tendered for exchange) and will have to withstand any legal actions that may be filed by bondholders who did not accept the Argentine government’s exchange offer. On December 15, 2005, the Argentine government announced its intention to make an early repayment of all of its outstanding obligations to the International Monetary Fund (IMF), amounting to approximately USD9.9 billion. This prepayment, together with Argentina’s limited access to foreign capital, could curtail its ability to access international credit markets.

To date, Argentina has experienced difficulty and greater costs when accessing the international credit markets, in spite of the recovery of economic and financial conditions. If Argentina is not able to honor its outstanding financial agreements, or if it does not obtain the required financing to implement the economic and political reforms necessary to obtain sustainable development and GDP growth, the resulting economic environment could negatively affect Ternium’s operating costs, sales and results of operations. In particular, to the extent Siderar is not able to maintain high levels of export, Siderar’s ability to obtain financing could be limited.

The economic and financial crisis, the deepening of the economic recession and the restrictions on external debt payments during 2002, severely limited the ability of Argentine companies to gain access to bank loans and capital markets, affecting the financial situation of Ternium’s operations in Argentina and preventing the normal renewal of credit facilities at maturity. In this context, during 2002, Siderar initiated discussions with its creditors aimed at adapting principal payments to the flow of funds generated by operations, on the basis of a manageable schedule of maturities, as well as to obtain time until the economic and political situation had stabilized, enabling it to normalize its access to sources of finance.

As a result of such negotiations, Siderar signed an agreement with its creditors for the restructuring of the terms and conditions of its financial debt for a total of approximately USD473.3 million. During 2004, Siderar’s favorable financial situation allowed it to settle in full its restructured debt at the end of the third quarter, obtaining the release of all guaranties and lifting of restrictive conditions included in the loan contracts.

The Argentine government has increased taxes on Ternium’s operations in Argentina, and could further increase the fiscal burden on its operations in Argentina in the future.

Since 1992, the Argentine government has not permitted the application of an inflation adjustment on the value of fixed assets for tax purposes. Since the substantial devaluation of the Argentine peso in 2002, the amounts that the Argentine tax authorities permit Ternium to deduct as depreciation for its past investments in plant, property and equipment have been substantially reduced, resulting in a higher effective income tax charge. In addition, in 2002, the Argentine government imposed a 5% tax on the export of manufactured products. If the Argentine government continues to increase the tax burden on Ternium’s operations in Argentina, Ternium’s results of operation and financial condition could be adversely affected.

Argentina currently has an energy crisis, and restrictions on the supply of energy to Ternium’s operations in Argentina could curtail Ternium’s production and negatively impact Ternium’s results of operations.

As a result of several years of recession, the forced conversion into Argentine pesos at the one-to-one exchange rate and the subsequent freeze of gas and electricity tariffs, there has been a lack of investment in gas and electricity supply and transport capacity in Argentina in recent years. Over the course of the last several years, demand for natural gas has increased substantially, driven by a recovery in economic conditions and low prices in comparison with alternative fuel sources. In addition, supplies of electricity generated from alternative sources, principally hydroelectric, have been affected by lower levels of rainfall than usual. This has resulted in shortages of natural gas and energy and consequent supply restrictions.

The Argentine government is taking a number of measures to alleviate the short-term impact of supply restrictions on residential and industrial users, including measures to limit the growth of residential consumption, to increase the price of compressed natural gas and to import natural gas from Bolivia, electricity from Brazil and fuel oil from Venezuela. It has announced several measures intended to address the situation in the medium- and long-term including allowing natural gas prices for industrial users to rise and implementing a tax increase on the export of crude oil and a new tax on the export of natural gas. In addition, the Argentine government has created a new state-owned energy company, which would in turn fund, or otherwise promote, investments in expanding existing pipeline transportation capacity and building new pipelines and additional power generation capacity.

If the measures that the Argentine government is taking to alleviate the short-term impact of the crisis prove to be insufficient, or if the investment that is required to increase natural gas generation energy production and transportation capacity and power generation capacity over the medium- and long-term fails to materialize on a timely basis, Ternium’s production in Argentina (or that of its main suppliers) could be curtailed and Ternium’s sales and revenues could decline. Although Ternium is taking measures, like the purchase of alternative fuels such as fuel oil, to limit the effect of supply restrictions on its operations in Argentina, such efforts may not be sufficient to avoid any impact on Ternium’s production in Argentina (or that of its main suppliers) and Ternium may not be able to similarly limit the effect of future supply restrictions. See “—Risks relating to the steel industry—Price fluctuations or shortages in the supply of raw materials and energy could adversely affect Ternium’s profits” above.

Venezuela

Ternium has manufacturing operations and assets located in Venezuela and a significant portion of its sales are made in Venezuela. Ternium’s main revenues derived from its Venezuelan operations, therefore, are indirectly related to market conditions in Venezuela and to changes in its GDP and per capita disposable income. Ternium’s business could be materially and adversely affected by economic, political and regulatory developments in Venezuela.

In prior years, events in Venezuela produced significant social and political tensions, which could worsen and have an adverse effect on Venezuela’s economy.

In the past several years, Venezuela has experienced intense political and social turmoil involving groups that oppose and those that support the Chávez administration. Between December 2001 and February 2003, opposition groups have staged four nationwide strikes, the most recent of which began in 2002 and at times halted a substantial part of the operations of the Venezuelan oil industry before it ended in February 2003. The strikes were accompanied by increased capital drains, loss of bank deposits and reduced tax revenues.

Although the political scene remains divided, the Chávez administration, through coalitions with other political parties, effectively controls a majority in the Asamblea Nacional, or the National Assembly, as well as most state governments, and has broad support among the poorer segments of Venezuelan society. On August 15, 2004, Venezuelan citizens voted on a recall referendum in accordance with the Venezuelan constitution regarding the removal of President Chávez from office for the remainder of his term. Approximately 59% of the voters voted in favor of retaining President Chávez.

State and local elections were held in Venezuela on October 31, 2004. Candidates supported by President Chávez won 21 of the 23 gubernatorial elections, with the two remaining governships being retained by opposition parties.

In November 2004, the National Assembly began the process of appointing 17 new justices to the Supreme Tribunal of Justice, or TSJ, in accordance with a law that allows judges to be appointed by a simple majority if the National Assembly holds three sessions and lawmakers fail to reach the necessary qualified majority of two-thirds of the National Assembly.

Parliamentary elections were held on December 4, 2005. As a result of such elections, candidates supported by President Chávez currently hold 114 of the 167 seats in the National Assembly.

Despite organized political opposition against his administration, President Chávez is expected to serve the remainder of his current presidential term, which ends in 2006. If significant domestic instability in Venezuela reemerges and affects political and economic conditions in Venezuela, Ternium’s business in Venezuela and, accordingly, its financial results could be negatively affected.

The Venezuelan government could take measures related to the Venezuelan steel industry in general, or related to its minority stake in Sidor, that could affect Ternium’s operations in Venezuela.

The Venezuelan government traditionally has played a central role in the development of Venezuela’s steel industry and has exercised, and continues to exercise, significant influence over many other aspects of the Venezuelan economy. Venezuelan governmental actions have had in the past, and could have in the future, significant effects on the financial condition and results of operations of Venezuelan companies and on the ability of Venezuelan companies to make capital expenditures. For example, the Venezuelan government has sought to pressure foreign oil companies to either partner with state-run Petróleos de Venezuela, increase royalties to the government and cede operational control of oilfields or leave the country by December 31, 2005. The Venezuelan government has also canceled mining concessions and has proposed that a state-run mining corporation administer mining operations. Accordingly, if political or economic measures such as expropriation, nationalization, renegotiation or nullification of contracts (like those for the supply of raw materials or energy), or currency, fiscal or transfer restrictions were implemented on Ternium’s subsidiary in Venezuela, its operations and revenues, and consequently Ternium’s financial results, could be adversely affected.

Furthermore, the Venezuelan government owns a minority stake in Sidor, and, as a minority shareholder, could be able to intervene in Sidor’s business. For example, as a minority shareholder, the Venezuelan government has the right to approve (i) investments worth USD85 million or more, (ii) dispositions of material assets, (iii) guarantees in an amount of USD15 million or more, (iv) related-party transactions other than on an arm’s length basis and (v) certain material amendments of Sidor’s articles of association.

In addition, Sidor’s operations rely on a number of trade- and services-related contractual relationships with entities owned by the government of Venezuela, including the purchase of iron ore from the state-owned company FMO, the purchase of electricity from Electrificadora del Caroní, C.A. (“EDELCA”) and the purchase of natural gas from PDVSA Gas, S.A. (“PDVSA Gas”). Following a public announcement by the Venezuelan government that sought to pressure Sidor to renegotiate the terms of the agreement for the supply of iron ore, as permitted under the contract’s hardship provision, on November 11, 2005, Sidor and FMO amended the pricing terms of the contract. The amended formula is expected to increase Sidor’s cost of iron ore from approximately USD19 to approximately USD30 per ton in fiscal 2006. Furthermore, under the revised contract, the pricing formula may be adjusted every two years, on the basis of public policy, Sidor’s competitiveness and the evolution of international steel prices. In conjunction with the changes in price conditions for the supply of iron ore to Sidor by FMO, the Venezuelan government is offering a price reduction on raw materials acquired from state-owned enterprises, such as FMO, that may reach 10% over the agreed market reference price. These preferential supply terms, as established in a presidential decree and related regulations, are conditioned on commitments by potential beneficiaries to assist development of the domestic industrial sector and to support certain community needs. In connection with the initial assessment of Sidor’s proposed industrial development plan, Sidor was granted a provisional 6% discount on its iron ore price, which discount could increase up to 10% upon completion of the mandatory review process. See “—Risks relating to the steel industry—The Ternium companies depend on a limited number of key suppliers.” See “Business—Raw materials and energy—Venezuela” and “Management’s Discussion and Analysis of Financial Condition and Results of Operations—Amazonia—Overview.”

Venezuelan government policies will likely significantly affect the economy and, as a result, Ternium’s Venezuelan operations.

The Venezuelan government frequently intervenes in the Venezuelan economy and occasionally makes significant changes in policy. Recently the government’s actions to control inflation and implement other policies have involved wage and price controls, currency devaluations, capital controls and limits on imports, among other things. Ternium’s business, financial condition, and results of operations could be adversely affected by changes in policy involving tariffs, exchange controls and other matters such as currency devaluation, inflation, interest rates, taxation, industrial laws and regulations and other political or economic developments in or affecting Venezuela. Several measures imposed by the Venezuelan government, such as exchange controls and transfer restrictions, have affected and may further affect the operations of Ternium’s subsidiary in Venezuela and could prevent Ternium from paying dividends or other amounts from cash generated by Ternium’s Venezuelan operations. For additional information on current Venezuelan exchange controls and restrictions see “Exchange Rates—Venezuelan bolívares” and the following risk factor.

Several measures imposed by the Venezuelan government, such as exchange controls and transfer restrictions, have affected and may further affect the operations of Ternium’s subsidiaries in Venezuela and could prevent Ternium from paying dividends or other amounts from cash generated by its Venezuelan operations.

In February 2003, after a significant devaluation in 2002 and a sharp decline in economic activity, the Venezuelan government and the Central Bank of Venezuela suspended the trading of foreign currencies and adopted a series of exchange regulations that established a new exchange control regime. A new commission, referred to as the Comisión de Administración de Divisas, or CADIVI, composed of five members appointed by the President of Venezuela, was created for establishment and administration of the new exchange control regime. Under the new regime, the Ministry of Finance, together with the Central Bank of Venezuela, sets the exchange rate with respect to the U.S. dollar and other currencies and has discretion to modify, at any time, the existing exchange control regime or the free float of the bolívar. The new regime centralizes the purchase and sale of foreign currencies, by permitting such sales to be made only through the Central Bank.

Under current regulations, entities that incur or maintain indebtedness denominated in foreign currencies and wish to obtain U.S. dollars from the Central Bank of Venezuela to pay principal, interest and other amounts in respect of such indebtedness must obtain approval from, and have the indebtedness registered with, CADIVI. In accordance with these regulations, Ternium’s subsidiary in Venezuela, Sidor, has registered its external indebtedness and trade account payables. Any modification to the registered use of proceeds at CADIVI will require additional approval. If Sidor fails to obtain any required approvals or to register any debt under these regulations, CADIVI could impose penalties which could negatively affect its business.

In addition to the foregoing approval, Ternium’s subsidiaries in Venezuela must obtain from CADIVI a separate approval for the purchase from the Central Bank of foreign currency necessary to make payments under their registered indebtedness. These approvals may only be obtained at or around the time each payment becomes due under such indebtedness. Pursuant to the current regulations, CADIVI’s approval for the purchase or sale of foreign currency from the Central Bank is subject to the availability of such foreign currency at the time of such request, and any foreign currency obtained may only be utilized for the purposes previously approved by CADIVI. If CADIVI fails to issue such approvals with respect to amounts due under the indebtedness or if one of Ternium’s subsidiaries in Venezuela fails to obtain such approval prior to the dates on which such amounts are due and payable, it may not be able to pay its debt under the agreed conditions. Moreover, if timely payments in respect of the indebtedness cannot be made due to delays in obtaining the CADIVI approvals, certain of Sidor’s creditors will have the right to accelerate its indebtedness. A delay in payments made to suppliers could also result in requests for additional payment guarantees from Sidor or other assurances of payment, or could otherwise adversely affect Sidor’s commercial relationship with suppliers and affect its business opportunities.

Furthermore, in the past, Sidor, like other Venezuelan companies, made sales denominated in bolívares to customers located in neighboring countries of Venezuela. These sales were made in accordance with the terms of sale agreed by the parties. However, export sales in bolívares were afterwards prohibited by CADIVI and a review process was opened for past sales. CADIVI could penalize Sidor for these past exports.

Mexico

Ternium has significant manufacturing operations and assets located in Mexico and a significant portion of its sales are made in Mexico. Ternium’s main revenues derived from its Mexican operations, therefore, are indirectly related to market conditions in Mexico and to changes in its GDP and per capita disposable income. Ternium’s business could be materially and adversely affected by economic, political and regulatory developments in Mexico.

Economic conditions and government policies in Mexico could negatively impact Ternium’s business and results of operation.

In the past, Mexico has experienced several periods of slow or negative economic growth, high inflation, high interest rates, currency devaluation and other economic problems. Furthermore, the Mexican national economy tends to reflect changes in the economic environment in the United States. If problems such as deterioration in Mexico’s economic conditions, social instability, political unrest, reduction in government spending or other adverse social developments reemerge in the future, they could lead to increased volatility in the foreign exchange and financial markets, and, depending on their severity and duration, could adversely affect the business, results of operations, financial condition, liquidity or prospects of Ternium. For example, adverse economic conditions in Mexico could result in higher interest rates accompanied by reduced opportunities for refunding or refinancing, foreign exchange losses associated with dollar-denominated debt, increased raw materials and operating costs, reduced domestic consumption of Ternium’s products, decreased operating results and delays in capital expenditures dependent on U.S. dollar purchases of equipment. Severe devaluation of the Mexican peso may also result in disruption of the international foreign exchange markets, hindering Ternium’s ability to convert Mexican pesos into U.S. dollars and other currencies for the purpose of making purchases of raw materials or equipment.

Political conditions in Mexico could materially and adversely affect Mexican economic policy and, in turn, Ternium’s financial condition and results of operations.

The Mexican political environment is in a period of change, and political uncertainty could adversely affect economic conditions in Mexico or Ternium’s financial condition and results of operations. In July 2000, Vicente Fox, a member of the National Action Party (Partido Acción Nacional, or PAN), the oldest opposition party in the country, won the presidential election. He took office on December 1, 2000, ending 71 years of rule by the Institutional Revolutionary Party (Partido Revolucionario Institucional, or PRI). Currently, no party has a working majority in either house of the Mexican Congress, which has made governance and the passage of legislation more difficult. National elections are scheduled to occur in 2006. Following these elections, there could be, as in the past, significant changes in laws, public policies and regulations that could adversely affect Mexico’s political and economic situation, and, as a result, could possibly adversely affect Ternium’s business, results of operations, financial condition, liquidity or prospects.

Mexican government policies will likely significantly affect the economy and as a result, Ternium’s Mexican operations.

Future actions of the Mexican government or the effect in Mexico of international events could adversely affect Ternium’s results and financial condition. The Mexican government has exercised, and continues to exercise, significant influence over the Mexican economy. Mexican government actions concerning the economy could have adverse effects on private sector entities in general and on Ternium in particular. Economic plans of the Mexican government in the past have not always fully achieved their objectives. Beginning in 1994, and continuing through 1995, Mexico experienced an economic crisis characterized by exchange rate instability, a devaluation of the Mexican peso, high inflation, high domestic interest rates, economic contraction, a reduction of international capital flows, reduced consumer purchasing power and high unemployment. In response to the economic crisis, the Mexican government implemented broad economic reform programs, which improved economic conditions until growth declined again in 2001, accompanied by increased inflation rates in 2000, 2001 and 2002. It is not possible to determine what effect existing or future government economic plans or their implementation could have on the Mexican economy or on Ternium’s financial condition or results of operations.

Certain regulatory risks and litigation risks

International trade actions or regulations and trade-related legal proceedings could adversely affect Ternium’s sales, revenues and overall business.

International trade-related legal actions and restrictions pose a constant risk for Ternium’s international operations and sales throughout the world. Additionally, increased global trade liberalization, with many countries forming free trade blocs or otherwise reducing restrictions on imported goods, including flat steel products, and persistent excess global steel capacity have increased competition in many markets in which Ternium sells flat steel products. Such risks and increased competition are likely to continue into the foreseeable future.

Increased trade liberalization has reduced certain of Ternium’s imported input costs and increased Ternium’s access to many foreign markets. However, greater trade liberalization has also increased competition for Ternium in its domestic markets. Consequently, Ternium’s domestic market share could be eroded in the face of foreign imports if tariffs and other barriers are reduced or eliminated in Ternium’s domestic markets. Ternium’s increased exports to foreign markets where import barriers have been reduced may not completely offset domestic market share losses resulting from increased foreign competition.

Countries can impose restrictive import duties and other restrictions on imports under various national trade laws. The timing and nature of countries’ imposition of trade-related restrictions potentially affecting Ternium’s exports are unpredictable. Ternium’s international operations are vulnerable to such trade actions or restrictions that surface in any country to which Ternium exports or potentially could export. Trade restrictions on Ternium’s exports could adversely affect Ternium’s ability to sell products abroad and, as a result, Ternium’s profit margins, financial condition and overall business could suffer.

One significant source of trade restrictions results from countries’ imposition of so-called “antidumping” and “countervailing” duties, as well as “safeguard measures.” These additional duties can be quite high and, as a result, severely limit or altogether impede an exporter’s ability to export to important markets such as the United States and Europe. In several of Ternium’s major export destinations, such as the United States or Europe, safeguard duties and other protective measures have been imposed against a broad array of steel imports in certain periods of excess global production capacity. Furthermore, certain domestic producers have filed antidumping and/or countervailing duty actions against particular steel imports. Some of these actions have led to restrictions on Ternium’s exports of certain types of steel products to some steel markets. As domestic producers’ filing of such actions is largely unpredictable, additional antidumping, countervailing duty or other such import restrictions could be imposed in the future, limiting Ternium’s export sales to and potential growth in those markets. See “Business—Regulation—Trade regulations.”

Potential environmental, product liability and other claims could create significant liabilities for Ternium that could adversely affect its business, financial condition, results of operations and prospects.

Some of the activities for which the Ternium companies supply products, such as canning for consumption, construction and the automotive industry are subject to inherent risks that could result in death, personal injury, property damage or environmental pollution. Furthermore, Ternium’s products are also sold to, and used in, certain safety-critical appliances. Correspondingly, defects in Ternium’s products or an inconsistency with the specifications of an order or the requirements of an application, could result in death, personal injury, property damage, environmental pollution, damage to equipment or disruption to a customer’s production lines. Actual or claimed defects in the products of the Ternium companies could give rise to claims against Ternium or its subsidiaries for losses and expose it to claims for damages, including significant consequential damages. In addition, the Ternium companies are subject to a wide range of local, provincial and national laws, regulations, permits and decrees relating to the protection of human health and the environment, and remediation or other environmental claims could be asserted against Ternium. The insurance maintained by Ternium may not be adequate or available to protect it in the event of a claim or its coverage could be canceled or otherwise terminated. A major claim for damages related to products sold could have a material adverse effect on Ternium’s business, financial condition, results of operations or prospects.

Labor regulations in the countries in which Ternium operates could result in higher labor costs and mandatory allowances for employee participation, resulting in lower net income for Ternium.

Certain legal obligations require Ternium’s operating subsidiaries to contribute certain amounts to retirement funds and pension plans and restrict their ability to dismiss employees. The Ternium companies are also subject to other obligations, such as those in Venezuela and Mexico, under which such subsidiaries are required to distribute a percentage of their annual income calculated on a fiscal basis to their employees. In addition, certain Venezuelan courts have recently ruled in favor of an increase in benefits payable to retired employees of other Venezuelan companies. Future regulations or court interpretations established in the countries in which Ternium conducts its operations could increase its costs and reduce net income.

Risks related to our ADSs

There has been no public market for our shares or our ADSs, and an active trading market in our shares or our ADSs may not develop or be sustained.

Prior to this offering, there has been no public market for our shares or our ADSs. Although the underwriters have advised us that, following the completion of the offering, they intend to make a market in the ADSs, an active trading market may not develop or be sustained after this offering. While we have applied to list our ADSs on the NYSE, third parties may not find our ADSs to be attractive and other firms may not be interested in making a market in the ADSs. Also, if you purchase ADSs in this offering, you will pay a price that was not established in public trading markets. The initial public offering price of our ADSs will be determined through negotiation between us and the representatives of the underwriters and thus may not be indicative of the market price for our ADSs after this offering. Consequently, you may not be able to resell your ADSs above the initial public offering price and could suffer a loss on your investment. We cannot predict the prices at which our ADSs will trade. For a further discussion of the factors affecting the determination of the initial public offering price of our ADSs, please see “Underwriting.”

The market price for our ADSs could be highly volatile and our ADSs could trade at prices below the initial offering price.

The market price for our ADSs after this offering is likely to fluctuate significantly from time to time in response to factors including:

•	fluctuations in the Company’s periodic operating results;

•	changes in financial estimates, recommendations or projections by securities analysts;

•	changes in conditions or trends in the steel production industry;

•	changes in the economic performance or market valuations of other companies involved in producing steel;

•	the trading price of Siderar’s shares on the Buenos Aires Stock Exchange;

•	announcements by Ternium’s competitors of significant acquisitions, divestitures, strategic partnerships, joint ventures or capital commitments;

•	events affecting equities markets in the countries in which Ternium operates;

•	legal or regulatory measures affecting Ternium’s financial condition;

•	departures of management and key personnel; or

•	potential litigation or adverse resolution of pending litigation against Ternium or its subsidiaries.

Volatility in the price of our ADSs may be caused by factors outside of our control and may be unrelated or disproportionate to Ternium’s operating results. In particular, announcements of potentially adverse developments, such as proposed regulatory changes, new government investigations or the commencement or threat of litigation against Ternium, as well as announced changes in Ternium’s business plans or those of its competitors, could adversely affect the trading price of our ADSs, regardless of the likely outcome of those developments or proceedings. Broad market and industry factors could adversely affect the market price of our ADSs, regardless of its actual operating performance. As a result, our ADSs may trade at prices significantly below the initial public offering price.

Furthermore, the trading price of our ADSs could suffer as a result of developments in emerging markets. Although the Company is organized as a Luxembourg corporation, all of its assets and operations are located in Latin America. Financial and securities markets for companies with a substantial portion of their assets and operations in Latin America are, to varying degrees, influenced by economic and market conditions in emerging market countries. Although market conditions are different in each country, investor reaction to developments in one country can have significant effects on the securities of issuers with assets or operations in other emerging markets, including Argentina, Venezuela and Mexico. Prices of Latin American securities were adversely affected by, among other things, the economic crises in Russia and in Brazil in the second half of 1998, by the collapse of the exchange rate regime in Turkey in February 2001 and by the Argentine crisis in 2001.

In deciding whether to purchase, hold or sell our ADSs, you may not be able to access as much information about us as you would in the case of a U.S. company.

There may be less publicly available information about us than is regularly published by or about U.S. issuers. Also, Luxembourg regulations governing the securities of Luxembourg companies may not be as extensive as those in effect in the United States, and Luxembourg law and regulations in respect of corporate governance matters might not be as protective of minority shareholders as state corporation laws in the United States. Furthermore, the accounting standards in accordance with which Ternium’s combined consolidated financial statements, as well as the consolidated financial statements of its operating subsidiaries, are prepared differ in certain material aspects from the accounting standards used in the United States.

Holders of our ADSs may encounter difficulties in the exercise of dividend and voting rights.

You may encounter difficulties in the exercise of some of your rights with respect to shares if you hold ADSs rather than shares. If we make a distribution in the form of securities, the depositary is allowed, in its discretion, to sell on your behalf those securities and instead distribute the net proceeds to you. Also, under some circumstances, such as our failure to provide the depositary with voting materials on a timely basis, you may not be able to vote by giving instructions to the depositary.

Holders of our shares and ADSs in the United States may not be able to exercise preemptive rights in certain cases.

Pursuant to Luxembourg corporate law, existing shareholders of the Company are generally entitled to preemptive subscription rights in the event of capital increases and issues of shares against cash contributions. Under the Company’s articles of association, the board of directors has been authorized to waive, limit or suppress such preemptive subscription rights until October 26, 2010. From the date its shares are listed on a regulated market, however, the Company may issue shares without preemptive rights only if the newly-issued shares are issued:

•	for, within, in conjunction with or related to, an initial public offering of the shares of the Company on one or more regulated markets (in one or more instances);

•	for consideration other than cash;

•	upon conversion of convertible bonds or other instruments convertible into shares of the Company; provided, however, that the pre-emptive subscription rights of the then existing shareholders shall apply in connection with any issuance of convertible bonds or other instruments convertible into shares of the Company for cash; and

•	subject to a certain maximum percentage, as compensation to directors, officers, agents or employees of the Company, its direct or indirect subsidiaries or its affiliates, including without limitation the direct issuance of shares or the issuance of shares upon exercise of options, rights convertible into shares or similar instruments convertible or exchangeable into shares issued or created to provide compensation or incentives to directors, officers, agents or employees of the Company, its direct or indirect subsidiaries or its affiliates.

For further details, see “Description of Share Capital.”

Furthermore, holders of our shares and ADSs in the United States may, in any event, not be able to exercise any preemptive rights, if granted, for shares unless those shares are registered under the U.S. Securities Act of 1933, as amended (the “Securities Act”) with respect to those rights or an exemption from registration is available. We intend to evaluate, at the time of any rights offering, the costs and potential liabilities associated with the exercise by holders of shares and ADSs of the preemptive rights for shares, and any other factors we consider appropriate at the time, and then to make a decision as to whether to register additional shares. We may decide not to register any additional share, requiring a sale by the depositary of the holders’ rights and a distribution of the proceeds thereof. Should the depositary not be permitted or otherwise be unable to sell preemptive rights, the rights may be allowed to lapse with no consideration to be received by the holders of the ADSs.

It may be difficult to obtain or enforce judgments against the Company in U.S. courts or courts outside of the United States.

The Company is a corporation organized under the laws of Luxembourg, and most of its assets are located outside of the United States. Furthermore, most of the Company’s directors and officers and some experts named in this prospectus reside outside the United States. As a result, investors may not be able to effect service of process within the United States upon the Company or its directors or officers or some experts or to enforce against the Company or them in U.S. courts judgments predicated upon the civil liability provisions of U.S. federal securities law. There is doubt as to the enforceability in original actions in Luxembourg courts of civil liabilities predicated solely upon U.S. federal securities law, and the enforceability in Luxembourg courts of judgments entered by U.S. courts predicated upon the civil liability provisions of U.S. federal securities law will be subject to compliance with procedural requirements under Luxembourg law, including the condition that the judgment does not violate Luxembourg public policy. See “Enforcement of Civil Liabilities.”

FORWARD-LOOKING STATEMENTS

The SEC encourages companies to disclose forward-looking information so that investors can better understand a company’s future prospects and make informed investment decisions. This prospectus contains forward-looking statements with respect to certain of our plans and current goals and expectations relating to Ternium’s future financial condition and performance.

We use words such as “aim,” “will likely result,” “will continue,” “contemplate,” “seek to,” “future,” “objective,” “goal,” “should,” “will pursue,” “anticipate,” “estimate,” “expect,” “project,” “intend,” “plan,” “believe” and words and terms of similar substance to identify forward-looking statements, but they are not the only way we identify such statements. All forward-looking statements are management’s present expectations of future events and are subject to a number of factors and uncertainties that could cause actual results to differ materially from those described in the forward-looking statements. In addition to the risks related to Ternium’s business discussed under “Risk Factors,” other factors could cause actual results to differ materially from those described in the forward-looking statements. These factors include, but are not limited to:

•	our ability to successfully implement our business strategy;

•	our ability to successfully integrate the operations of Hylsamex into the operations of Ternium;

•	uncertainties about the degree of growth in the number of consumers in the markets in which Ternium operates and sells its products;

•	the impact of existing and new competitors in the markets in which Ternium competes, including competitors that may effect Ternium’s customer mix, profitability and revenue and/or offer less expensive products and services, desirable or innovative products, or have extensive resources or better financing;

•	other factors or trends affecting the flat and long steel industry generally and our financial condition in particular;

•	general economic and political conditions in the countries in which Ternium operates or other countries which have an impact on Ternium’s business activities or investments;

•	the monetary and interest rate policies of the countries in which Ternium operates;

•	inflation or deflation in the countries in which Ternium operates;

•	unanticipated volatility in interest rates;

•	foreign exchange rates;

•	the performance of the financial markets in the countries in which Ternium operates and globally;

•	changes in domestic and foreign laws, regulations and taxes;

•	changes in competition and the pricing environments in the countries in which Ternium operates;

•	regional or general changes in asset valuations; and

•	raw material and energy price increases or difficulties in acquiring raw materials or energy supply cut-offs.

By their nature, certain disclosures relating to these and other risks are only estimates and could be materially different from what actually occurs in the future. As a result, actual future gains or losses that may affect Ternium’s financial condition and results of operations could differ materially from those that have been estimated.

For further discussion of the factors that could cause actual results to differ, see the discussion under “Risk Factors” contained in this prospectus. You should not place undue reliance on the forward-looking statements, which speak only as of the date of this prospectus. Except as required by law, we are not under any obligation, and expressly disclaim any obligation, to update or alter any forward-looking statements, whether as a result of new information, future events or otherwise.

USE OF PROCEEDS

We estimate that we will receive net proceeds (after deduction of the underwriting discount) from the offering of approximately USD422.8 million (USD486.2 million if the underwriters’ over-allotment option is exercised in full), at an assumed initial public offering price of USD17.50 (the midpoint of the range of the initial public offering price set forth on the cover page of this prospectus). We intend to use all of the net proceeds we receive from the offering (after the payment of approximately USD6.25 million in fees and expenses) to pay down the indebtedness acquired pursuant to the Ternium Credit Facility. The Ternium Credit Facility was entered into with lenders (including affiliates of Citigroup Global Markets Inc., J.P. Morgan Securities Inc., BNP Paribas Securities Corp., Caylon Securities (USA) Inc. and Bayerische Hypo- und Vereinsbank AG) for an aggregate principal amount of USD1.0 billion in two equal tranches, Tranche A with a maturity of three years and bearing interest at the annual rate of LIBOR plus an applicable margin that ranges from 75 to 400 basis points, and Tranche B with a maturity of five years and bearing interest at the annual rate of LIBOR plus an applicable margin that ranges from 137.5 to 300 basis points. The Ternium Credit Facility was entered into in order to finance the acquisition of Hylsamex. For further details on the Ternium Credit Facility, see “Formation of Ternium and Related Party Transactions—Hylsamex acquisition financing” and “Management’s Discussion and Analysis of Financial Condition and Results of Operations—Ternium—Recent events.”

DIVIDEND POLICY

We do not have, and have no current plans to establish, a formal dividend policy governing the amount and payment of dividends or other distributions. The amount and payment of dividends will be determined by a simple majority vote at a general shareholders’ meeting, typically, but not necessarily, based on the recommendation of our board of directors. All shares of our capital stock rank pari passu with respect to the payment of dividends.

We will conduct all of our operations through subsidiaries and, accordingly, our main source of cash to pay dividends will be the dividends received from our subsidiaries. See “Risk Factors—Risks relating to the structure of the Company—As a holding company, our ability to pay dividends and obtain financing depends on the results of operations and financial condition of our subsidiaries and could be restricted by legal, contractual or other limitations.” These dividend payments will likely depend on our subsidiaries’ results of operations, financial condition, cash and capital requirements, future growth prospects and other factors deemed relevant by their respective boards of directors, as well as on any applicable legal restrictions. See “Risk Factors—Risks relating to the countries in which we operate—Argentina” and “Risk Factors—Risks relating to the countries in which we operate—Venezuela” and “Description of Share Capital—Dividends” for a discussion of the current Argentine and Venezuelan restrictions on the payment of dividends.

We and our subsidiaries are subject to certain contractual restrictions on our ability to declare or pay dividends. For example, Sidor is restricted from paying dividends until 2008 under the terms of credit arrangements entered into in connection with its 2003 restructuring. Furthermore, our ability to pay dividends may be substantially restricted until 2010 by the terms of the various credit agreements we and our subsidiaries have entered into in connection with the acquisition of Hylsamex. In particular, we may not declare or pay any dividends prior to payment in full of the amount due on the one-year anniversary of the first borrowing under the Ternium Credit Facility. Moreover, prior to repayment in full of the Tranche A loans under the Ternium Credit Facility, we may only declare or make dividend payments in the presence of excess cash (calculated after principal and interest debt service of the Tranche A loans and the Tranche B loans) in a proportion not to exceed an amount equal to 25% of such excess cash calculation. Following such repayment in full of the Tranche A loans, we may only declare or make dividend payments in the presence of excess cash (calculated after principal and interest debt service of the Tranche B loans) in a proportion not to exceed an amount equal to 75% of such excess cash calculation. We expect to repay the Tranche A loans in full with a portion of the proceeds from the offering. We do not believe that the contractual restrictions on us and our subsidiaries will be material to our ability to declare or pay dividends.

Pursuant to our articles of association, the board of directors has the power to distribute interim dividends in accordance with applicable Luxembourg law, but dividend payments must be approved by our shareholders at the annual general meeting, subject to the approval of our annual accounts. Dividends may be lawfully declared and paid if our net profits and distributable reserves are sufficient under Luxembourg law.

Under Luxembourg law, at least 5% of our net profits per year must be allocated to the creation of a legal reserve until such reserve has reached an amount equal to 10% of our issued share capital. If the legal reserve later falls below the 10% threshold, at least 5% of net profits again must be allocated toward the reserve. The legal reserve is not available for distribution.

EXCHANGE RATES

The following tables show, for the periods indicated, information concerning the exchange rate between (1) the U.S. dollar and the Argentine peso, (2) the U.S. dollar and the Venezuelan bolívar and (3) the U.S. dollar and the Mexican peso. The average rates presented in these tables were calculated by using the average of the exchange rates on the last day of each month during the relevant period. The high and low columns represent the highest and lowest close rates for the period. We do not represent that Argentine pesos, Venezuelan bolívares or Mexican pesos could have been or could be converted into U.S. dollars or that U.S. dollars could have been or could be converted into Argentine pesos, Venezuelan bolívares or Mexican pesos at these rates or at any other rates. For more information regarding the currencies used in this prospectus, see “Presentation of Financial and Other Information.”

Argentine pesos

The following table shows changes in exchange rates between the Argentine peso and the U.S. dollar. The data is expressed in nominal pesos per dollar and is based on information reported by the Argentine Central Bank. The Federal Reserve Bank of New York does not publish a noon buying rate for the Argentine peso. On January 25, 2006, the exchange rate between the Argentine peso and the U.S. dollar expressed in nominal Argentine pesos per dollar was ARP3.0415 = USD1.00. The high and low columns represent the highest and lowest closing rates for the period.

	ARP per USD1.00
	High	Low
June 2005	ARP 2.8963	ARP 2.8650
July 2005	2.8865	2.8598
August 2005	2.9117	2.8592
September 2005	2.9195	2.9043
October 2005	3.0125	2.9082
November 2005	2.9952	2.9405
December 2005	3.0523	2.9700
January 2006 (through January 25, 2006)	3.0632	3.0305

The following table is based on exchange rates as reported by the Argentine Central Bank between Argentine pesos and U.S. dollars for each of 2000, 2001, 2002, 2003, 2004, 2005 and 2006 (through January 25, 2006).

	High	Low	Average	Period End
2000	ARP 1.0000	ARP 1.0000	ARP 1.0000	ARP 1.0000
2001	1.0000	1.0000	1.0000	1.0000
2002	3.8675	1.0000	3.2658	3.3630
2003	3.3625	2.7485	2.9522	2.9330
2004	3.0718	2.8037	2.9434	2.9738
2005	3.0523	2.8592	2.9232	3.0315
2006 (through January 25, 2006)	3.0632	3.0305	3.0436	3.0415

Currently, the Argentine peso is freely convertible into other currencies (including the U.S. dollar). Beginning on April 1, 1991, under the Convertibility Law, the Argentine Central Bank was required to buy or sell dollars at a rate of one Argentine peso per U.S. dollar. The Convertibility Law was repealed on January 6, 2002. On January 11, 2002, the exchange rate began to float for the first time since April 1991. Heightened demand for scarce U.S. dollars caused the Argentine peso to trade well above the one-to-one parity under the Convertibility Law. As a result, the Argentine Central Bank intervened on several occasions by selling U.S. dollars in order to lower the exchange rate. The Argentine Central Bank’s ability to support the Argentine peso by selling U.S. dollars depends, however, on its limited U.S. dollar reserves, and the value of the Argentine peso has continued to fluctuate significantly. In response to high demand for U.S. dollars in Argentina and the scarcity of U.S. dollars to meet that demand, the Argentine government has imposed several temporary freezes, or holidays, on exchange transactions since the abrogation of the Convertibility Law. However, beginning in the second half of 2002, the adjustments in Argentina’s balance of payments and the stabilization in the value of the peso allowed the Argentine Central Bank to more effectively manage the level of liquidity and, as income from trade increased and the demand for pesos began to recover, it was able to begin replenishing its international reserves.

Starting in 2004, the Argentine Central Bank has, from time to time, purchased U.S. dollars in the open market in order to maintain the value of the U.S. dollar around ARP2.9 per U.S. dollar. Additionally, and in order to restrict the inflows of U.S. dollars and avoid volatility in the U.S. dollar market, on June 10, 2005 the Argentine government issued Decree No. 616/2005 establishing certain restrictions on capital inflows into Argentina. Transfers of foreign currency into Argentina are only permitted upon compliance with the following requirements:

•	a nominative non-transferable deposit denominated in U.S. dollars for an amount equal to 30% of the relevant transaction must be made with the resulting proceeds of the relevant transaction. This deposit shall be held for a period of 365 calendar days, shall not bear interest (nor yield any other type of profit) and may not be used as collateral in any credit transaction;

•	inflows must remain in Argentina for a minimum term of 365 calendar days to be computed starting on the day they were converted into Argentine pesos in the local exchange market;

•	inflows and outflows of foreign currency into the local exchange market, and indebtedness transactions by local residents that may result in a foreign currency denominated payment to non-residents, must be registered with the Argentine Central Bank; and

•	the funds involved in the transactions covered by the Decree shall be credited in a local banking account.

Such requirements do not apply to foreign trade and export finance related transactions (provided that pre-export financings are repaid exclusively with export proceeds), foreign direct investment, loans granted by multilateral organizations, financings of production activity, long-term investments overseas or to the primary placement of publicly traded securities listed in one or more exchange markets.

For additional information regarding factors affecting the value of the Argentine peso, see “Risk Factors—Risks relating to the countries in which we operate—Argentina.”

The market exchange rate of the Argentine peso against the U.S. dollar continues to be determined by the forces of supply and demand in the foreign exchange market, although the Argentine government, acting through the Argentine Central Bank, has a number of means by which it may act to maintain exchange rate stability. See “Risk Factors—Risks relating to Ternium’s business—Ternium’s results of operations and financial condition could be adversely affected by movements in exchange rates.”

Venezuelan bolívares

The noon buying rate in New York City for cable transfers as certified for customs purposes by the Federal Reserve Bank of New York was VEB2,144.60 = USD1.00 on January 25, 2006. The following table sets forth, for the period indicated, information concerning the number of Venezuelan bolívares for which one U.S. dollar could be exchanged based on the noon buying rate for cable transfers in Venezuelan bolívares as certified for customs purposes by the Federal Reserve Bank of New York. The high and low columns represent the highest and lowest closing rates for the period.

	VEB per USD1.00
	High	Low
June 2005	VEB 2,144.60	VEB 2,144.60
July 2005	2,144.60	2,144.60
August 2005	2,144.60	2,144.60
September 2005	2,144.60	2,144.60
October 2005	2,144.60	2,144.60
November 2005	2,145.00	2,144.60
December 2005	2,144.60	2,144.60
January 2006 (through January 25, 2006)	2,145.00	2,144.60

The following table is based on noon buying rates between Venezuelan bolívares and U.S. dollars for each of 2000, 2001, 2002, 2003, 2004, 2005 and 2006 (through January 25, 2006).

	High	Low	Average	Period End
2000	VEB 700.50	VEB 649.75	VEB 680.53	VEB 700.50
2001	768.00	698.75	723.85	758.00
2002	1,496.00	759.25	1,161.20	1,390.50
2003	1,923.50	1,393.50	1,620.11	1,600.00
2004	1,920.00	1,600.00	1,887.28	1,915.20
2005	2,145.00	1,915.20	2,107.28	2,144.60
2006 (through January 25, 2006)	2,145.00	2,144.60	2,144.65	2,144.60

Beginning in 2001, Venezuela experienced intense political and social turmoil involving groups that oppose and those that support the Chávez administration. Between December 2001 and February 2003, the opposition staged four nationwide work stoppages to protest against the Chávez administration, the latest of which began on December 2, 2002 and ended on February 3, 2003. Since that date, pro-government and opposition forces have taken steps towards resolving the political crisis through the electoral process.

The general work stoppage that began in December 2002, however, resulted in a significant decrease in the amount of foreign currency generated from the sale of oil. This decrease was coupled with an extraordinary increase in the demand for foreign currency, resulting in a significant decline in the level of Venezuela’s international reserves and a substantial depreciation of the Venezuelan bolívar against the U.S. dollar during the first few weeks of 2003. From December 2, 2002 until January 23, 2003, on which date Venezuela suspended foreign exchange trading in an attempt to stem the depreciation of the Venezuelan bolívar, the Venezuelan bolívar/U.S. dollar exchange rate depreciated from VEB1,322.75 = USD1.00 to VEB1,853.00 = USD1.00. The substantial reduction of oil exports resulting from the work stoppage also damaged the country’s trade balance. These problems disrupted Venezuela’s economy and threatened to affect negatively Venezuela’s ability to service its external debt. In response to those developments, Venezuela suspended foreign exchange trading on January 23, 2003. On February 5, 2003, the government adopted a series of exchange agreements, decrees and regulations establishing a new exchange control regime.

A commission, referred to as the Comisión de Administración de Divisas, or CADIVI, was created for the administration, control and establishment of the new exchange control regime. CADIVI is composed of five members appointed by the President of Venezuela. Under the new regime, the Ministry of Finance, together with the Central Bank of Venezuela, sets the exchange rate with respect to the U.S. dollar and other currencies and has discretion to modify, at any time, the existing exchange control regime or the free float of the bolívar. The new regime centralizes the purchase and sale of foreign currencies by permitting such sales to be made only through the Central Bank.

On February 5, 2003, the Ministry of Finance and the Venezuelan Central Bank fixed the U.S. dollar exchange rate at VEB1,596 = USD1.00 for purchase operations and VEB1,600 = USD1.00 for sale operations. The exchange rate for the payment of the public foreign debt was set at VEB1,600 = USD1.00 on February 7, 2003.

In February 2004, the Venezuelan government reset the exchange rate to VEB1,917 to USD1.00, a devaluation of 16.5%. In addition, in March 2005, the Venezuelan bolívar suffered a subsequent devaluation of 12%, leaving the exchange rate at VEB2,147 to USD1.00.

For additional information regarding factors affecting the value of the Venezuelan bolívar, see “Risk Factors—Risks relating to the countries in which we operate—Venezuela.”

Mexican pesos

The data provided in the following table is expressed in nominal Mexican pesos per dollar and is based on noon buying rates published by the Federal Reserve Bank of New York for the Mexican peso. On January 25, 2006, the exchange rate between the Mexican peso and the U.S. dollar expressed in nominal Mexican pesos per dollar was MXN10.50 = USD1.00. The high and low columns represent the highest and lowest closing rates for the period.

	MXN per USD1.00
	High	Low
June 2005	MXN 10.88	MXN 10.76
July 2005	10.80	10.59
August 2005	10.90	10.58
September 2005	10.89	10.68
October 2005	10.94	10.69
November 2005	10.77	10.57
December 2005	10.77	10.41
January 2006 (through January 25, 2006)	10.64	10.50

The following table is based on noon buying rates between Mexican pesos and U.S. dollars for each of 2000, 2001, 2002, 2003, 2004, 2005 and 2006 (through January 25, 2006).

Year ended December 31,	High	Low	Average	Period end
2000	MXN 10.09	MXN 9.18	MXN 9.46	MXN 9.62
2001	9.97	8.95	9.34	9.16
2002	10.43	9.00	9.66	10.43
2003	11.41	10.11	10.80	11.24
2004	11.64	10.81	11.29	11.15
2005	11.41	10.41	10.89	10.63
2006 (through January 25, 2006)	10.64	10.50	10.56	10.50

Between November 1991 and December 1994, the Mexican Central Bank maintained the exchange rate between the U.S. dollar and the Mexican peso within a prescribed range through intervention in the foreign exchange market. The Mexican Central Bank intervened in the foreign exchange market as the exchange rate reached either the minimum or the maximum of the prescribed range in order to reduce day-to-day fluctuations in the exchange rate. On December 20, 1994, the Mexican government modified the prescribed range within which the Mexican peso was permitted to float by increasing the maximum Mexican peso price of the U.S. dollar by MXN0.53, equivalent to an effective devaluation of 15.3%. On December 22, 1994, the Mexican government suspended intervention by the Mexican Central Bank and allowed the Mexican peso to float freely against the U.S. dollar. Factors that contributed to this decision included the size of Mexico’s current account deficit, a decline in the Mexican Central Bank’s foreign exchange reserves, rising interest rates for other currencies (especially the U.S. dollar) and reduced confidence in the Mexican economy on the part of investors due to political uncertainty associated with events in the state of Chiapas and presidential and congressional elections in that year. The value of the Mexican peso against the U.S. dollar rapidly declined by 42.9% from December 19, 1994 to December 31, 1994. The Mexican government has since allowed the Mexican peso to float freely against the U.S. dollar.

Historically, the Mexican economy has suffered balance of payment deficits and shortages in foreign exchange reserves. While the Mexican government does not currently restrict the ability of Mexican or foreign persons or entities to convert Mexican pesos to U.S. dollars and the terms of NAFTA, to which Mexico is a signatory, generally prohibit exchange controls, the Mexican government could institute a restrictive exchange control policy in the future.

CAPITALIZATION

The following table sets forth our combined consolidated capitalization as of June 30, 2005. Our capitalization is presented:

•	On a historical combined consolidated basis,

•	On an adjusted basis giving effect to the events described below, and

•	On an adjusted basis giving effect to the offering and the application of the proceeds therefrom as described in “Use of Proceeds.”

You should read this table in conjunction with the financial statements of Ternium and accompanying notes included elsewhere in this prospectus and with the information provided in “Management’s Discussion and Analysis of Financial Condition and Results of Operations.”

	As of June 30, 2005 (in thousands of U.S. dollars)
	Historical combined consolidated(1)		As adjusted(2)		As adjusted for the offering(3)
Borrowings

Banking and financial—current	$204,216		$278,999		$278,999
Banking and financial—non-current	239,123		2,756,180		1,662,158

Total borrowings	$443,339		$3,035,179		$1,941,157

Minority interest	$2,114,883		$1,688,512		$1,688,512

Capital and reserves

Capital Stock	1,168,944	(4)	1,430,353	(5)	2,055,508
Other	274,529		291,073		739,940

Total capital and reserves	$1,443,473		$1,721,426		$2,795,448

Total Capitalization	$4,001,695		$6,445,117		$6,425,117

(1)	This column shows selected historical data derived from the audited combined consolidated condensed interim balance sheet of Ternium at June 30, 2005.
(2)	This column gives effect to the Credit Facilities and the Subordinated Convertible Loans entered into in connection with the Hylsamex acquisition, the consolidation of Hylsamex’s balance sheet, the acquisition of Usiminas’s interests in Siderar, Amazonia and Ylopa in exchange for 227,608,254 shares of the Company and the contribution of ISL’s interest in Amazonia in exchange for 33,800,735 shares of the Company in accordance with the terms of the Corporate Reorganization Agreement.
(3)	This column gives effect to the sale of an aggregate amount of 28,571,428 of the Company’s ADSs, the conversion of the Subordinated Convertible Loans into shares of the Company, the consummation of the remaining transactions contemplated in the Corporate Reorganization Agreement and the application of the proceeds therefrom as described in “Use of Proceeds.” For purposes of this adjustment, we estimate that we will pay down USD500 million of our outstanding indebtedness under the Ternium Credit Facility, and assume that the gross proceeds from this offering will be USD500 million if the underwriters exercise their over-allotment option in full, at an assumed initial public offering price of USD17.50 (the midpoint of the range of the initial public offering price set forth on the cover page of this prospectus).
(4)	1,168,943,632 shares issued and outstanding, USD1.00 par value, as of September 16, 2005.
(5)	1,396,551,886 shares issued and outstanding, USD1.00 par value, as of December 31, 2005, plus 33,800,735 shares to be issued in connection with the contribution of Amazonia’s shares owned by ISL in accordance with the terms of the Corporate Reorganization Agreement.

DILUTION

The following table sets forth our net book value per share and ADS as of June 30, 2005. Net book value per share and ADS is presented:

•	on a historical combined consolidated basis, and

•	on a pro forma basis giving effect to the Pro Forma Transactions.

Net book value per share is determined by subtracting total liabilities from the total book value of assets and dividing the difference by the number of issued shares on the date as of which the book value is determined. Net book value per ADS is calculated by multiplying the net book value per share by 10, which is the number of shares represented by each ADS.

	As of June 30, 2005
	Pro forma adjustments
	Historical combined consolidated	Acquisition of Hylsamex related debt	Hylsamex consolidation	Usiminas and Sivensa acquisitions	Pro forma as adjusted	Offering and conversion(1)	Pro forma as further adjusted
Net book value attributable to equity holders (thousands)	$1,443,473	—	$(87,727)	$365,680	$1,721,426	$1,074,022	$2,795,448
Number of shares (thousands)	1,168,944	$1,168,944	1,168,944	1,430,353	1,430,353	625,155	2,055,508
Diluted equity per share	$1.23	$1.23	$1.16	$1.20	$1.20	$1.72	$1.36
Diluted equity per ADS	$12.3	$12.3	$11.6	$12.0	$12.0	$17.2	$13.6

(1)	For purposes of this adjustment, we have assumed (a) the receipt of gross proceeds of USD500 million from the sale of 28,571,428 of our ADSs (assuming the underwriters exercise their over-allotment option in full) at an assumed initial public offering price of USD17.50 (the midpoint of the range of the initial public offering price set forth on the cover page of this prospectus) and (b) the issuance of 339,440,927 shares upon the conversion of the Subordinated Convertible Loans at an assumed conversion price of USD 1.75 (the midpoint of the range of the initial public offering price set forth on the cover page of this prospectus).

Assuming the Pro Forma Transactions had occurred on June 30, 2005, the following table sets forth the numbers and percentage of total outstanding shares owned after giving effect to the Pro Forma Transactions, the total consideration and percentage of total consideration paid and average price per share immediately after the Pro Forma Transactions.

We have also assumed (a) the receipt of gross proceeds of USD500 million from the sale of 28,571,428 of our ADSs (assuming the underwriters exercise their over-allotment option in full) at an assumed initial public offering price of USD17.50 (the midpoint of the range of the initial public offering price set forth on the cover page of this prospectus) and (b) the issuance of 339,440,927 shares upon the conversion of the Subordinated Convertible Loans at an assumed conversion price of USD 1.75 (the midpoint of the range of the initial public offering price set forth on the cover page of this prospectus).

	Outstanding shares (including in the form of ADSs) issued			Total consideration		Average price per share equivalent	Average price per ADS equivalent
	Number	Percent		Amount (USD)	Percent	(USD)	(USD)
ISL	959,482,775	46.68%		—	—	—	—
San Faustin(1)	251,536,924	12.24%		440,189,615	40.24%	1.75	17.50
Tenaris	232,163,013	11.29%		39,728,775	3.63%	1.75	17.50
Usiminas	292,810,101	14.25%		114,103,232	10.43%	1.75	17.50
Sidetur	33,800,735	1.64%		—	—	—	—
Public	285,714,280	13.90%		499,999,990	45.70%	1.75	17.50

Total	2,055,507,828	100.0	0%	1,094,021,612	100.0%	1.75	17.50

(1)	San Faustin will hold 251,536,923 shares through III CI or Techintrade Corp. and 1 share directly.

SELECTED FINANCIAL AND OPERATING DATA

Unaudited pro forma combined consolidated financial information of Ternium

The following unaudited pro forma combined consolidated financial and other data for Ternium should be read in conjunction with “Management’s Discussion and Analysis of Financial Condition and Results of Operations” and “Business” and Ternium’s historical combined consolidated financial statements and Amazonia’s and Hylsamex’s historical consolidated financial statements and the notes thereto included elsewhere in this prospectus.

The unaudited pro forma combined consolidated financial data of Ternium included in this prospectus have been compiled to show what our financial condition as of June 30, 2005 and our financial results for the year ended December 31, 2004 and for the six-month period ended June 30, 2005 might have been had the following been in place as of the balance sheet date or since January 1, 2004, as the case may be:

•	the capitalization in February 2005 of certain debt instruments convertible into shares of Amazonia described elsewhere in this prospectus;

•	the acquisition in August 2005 of Hylsamex and the interests of Hylsamex’s former controlling shareholder, Alfa, in Amazonia and Ylopa described elsewhere herein;

•	the acquisition of Usiminas’s interests in Siderar, Amazonia and Ylopa and the completion of the Sivensa Exchange; and

•	this offering and the consummation of the transactions contemplated in the Corporate Reorganization Agreement, the related payment of indebtedness and the conversion of the Subordinated Convertible Loans described elsewhere in this prospectus. For this purpose, we estimate that the gross proceeds from this offering will be USD500 million if the underwriters exercise their over-allotment option in full, at an assumed initial public offering price of USD17.50 (the midpoint of the range of the initial public offering price set forth on the cover page of this prospectus).

See “Use of Proceeds,” “Formation of Ternium and Related Party Transactions—Corporate reorganization transactions” and “—Hylsamex acquisition financing.”

However, the pro forma financial information may not reflect what our actual financial condition and results of operations would have been if the above-mentioned transactions had been in place as of such dates and if we had operated on that basis during such periods. We have compiled our unaudited pro forma combined consolidated financial data in accordance with IFRS and a reconciliation of such information to U.S. GAAP is also being provided. IFRS differs in certain significant respects from U.S. GAAP.

Ternium

	For the six-month period ended June 30, 2005
	Pro forma adjustments
	I	II		III		IV		V	VI	VII		VIII
Thousands of U.S. dollars (except for per share data)	Historical combined consolidated	Amazonia		Acquisition of Hylsamex related debt		Hylsamex consolidation		Usiminas and Sivensa acquisitions	Pro forma as adjusted	Offering and conversion		Pro forma as further adjusted
Summary unaudited pro forma combined consolidated income statement data

IFRS
Net sales	$1,827,845	$260,933				$1,178,532			$3,267,310			$3,267,310
Cost of sales	(905,920)	(111,818)				(850,512	)(7)		(1,868,250)			(1,868,250	)(12)

Gross profit	$921,925	$149,115				$328,020			$1,399,060			$1,399,060
Selling, general and administrative expenses	(185,227)	(37,098)				(78,711)			(301,036)			(301,036)
Other operating income (expenses), net	(7,797)	327				1,482			(5,988)			(5,988)

Operating income	$728,901	$112,344				$250,791			$1,092,036			$1,092,036
Financial expenses, net	(102,723)	(59,044)		$(3,310)		(14,099)			(179,176)			(179,176)
Interest related to credit facilities				(47,846	)(4)				(47,846)	$17,626	(10)	(30,220)
Subordinated convertible loans interest				(11,299	)(5)				(11,299)	11,299	(11)

Excess of fair value of net assets acquired over cost	188,356	(188,356	)(1)
Equity in earnings (losses) of associated companies	19,123	(23,237)							(4,114)			(4,114)

Income (loss) before income tax (expense) benefit	$833,657	$(158,293)		$(62,455)		$236,692			$849,601	$28,925		$878,526
Income tax (expense) benefit	(105,717)	10,297		5,978	(6)	(75,339)			(164,781)			(164,781)

Net income (loss) for the period	$727,940	$(147,996)		$(56,477)		$161,353			$684,820	$28,925		$713,745

Attributable to:
Equity holders of the Company	$477,609	$(210,316)		$(51,010)		$185,230		$70,334	$471,847	$28,925		$500,772
Minority interest	250,331	62,320		(5,467)		(23,877)		(70,334)	212,973			212,973

	$727,940	$(147,996)		$(56,477)		$161,353			$684,820	$28,925		$713,745

Number of shares (thousands)	1,168,944							261,409	1,430,353	625,155		2,055,508
Combined earnings per share	$0.41								$0.33	$0.05		$0.24

	For the six-month period ended June 30, 2005
	Pro forma adjustments
	I		II		III	IV		V		VI	VII	VIII
Thousands of U.S. dollars (except for per share data)	Historical combined consolidated		Amazonia		Acquisition of Hylsamex related debt	Hylsamex consolidation		Usiminas and Sivensa acquisitions		Pro forma as adjusted	Offering and conversion	Pro forma as further adjusted

U.S. GAAP
Net income attributable to equity holders of the Company under IFRS	$477,609		$(210,316)		$(51,010)	$185,230		$70,334		$471,847	$28,925	$500,772
Capitalization of interest cost—PP&E	(22	)(a)								(22)		(22)
Change in fair value of financial assets through profit and loss	50,819	(b)								50,819		50,819
Troubled debt restructuring	5,212	(c)								5,212		5,212
Capitalization of interest cost—intangible assets	(155	)(a)								(155)		(155)
Inventory valuation	(2,265	)(d)								(2,265)		(2,265)
Accounting for pension plans	(846	)(e)								(846)		(846)
Valuation of fixed assets—PP&E	64,149	(f)								64,149		64,149
Excess of fair value of net assets acquired over cost	(188,356	)(g)	188,356	(2)						—		—
Excess of fair value of net assets acquired over cost—depreciation expense	10,105									10,105		10,105
Intangible assets and other assets	(415	)(h)								(415)		(415)
Deferred income tax	(25,028	)(i)								(25,028)		(25,028)
Minority interest	(84,956	)(j)	32,411	(3)		3,555	(8)	7,264	(9)	(41,726)		(41,726)

Net income (loss) under U.S. GAAP	$305,851		$10,451		$(51,010)	$188,785		$77,598		$531,675	$28,925	$560,600

Combined earnings per share	$0.26									$0.37	$0.05	$0.27

Notes:

Column I

Column I shows the historical combined consolidated data of Ternium derived from our audited combined consolidated condensed interim financial statements for the six-month period ended June 30, 2005, which already reflects the consolidation of Amazonia.

The following is a summary of significant differences between International Financial Reporting Standards (IFRS) and Generally Accepted Accounting Principles in the United States (U.S. GAAP):

(a) Capitalization of interest cost

Under IFRS, the Company follows the guidance set forth by International Accounting Standard No. 23 “Borrowing Costs” (“IAS No. 23”), which states that interest cost should be recognized as an expense in the period in which it is incurred. IAS No. 23 provides for an allowed alternative treatment under which interest cost that is directly attributable to the acquisition, construction or production of a qualifying asset should be capitalized as part of the cost of that asset. In case the allowed alternative treatment is applied, the amount of interest cost eligible for capitalization should be determined in accordance with IAS No. 23. However, for IFRS purposes, the Company elected to follow the general guidance contained in IAS No. 23 and interest cost has been expensed as incurred.

Under U.S. GAAP, the Company applies the provisions of Statement of Financial Accounting Standards No. 34, “Capitalization of Interest Cost” (“SFAS No. 34”), which requires interest capitalization on assets which require a period of time to be prepared for their intended use. In accordance with these requirements interest was capitalized during the years ended December 31, 2004 and 2003. The net U.S. GAAP adjustment also includes amortization of the interest capitalized.

(b) Changes in fair value of financial assets through profit and loss

The Company has certain investments in trust funds. Under IFRS, the Company is carrying these investments at fair value through profit or loss with unrealized gains and losses, if any, included in the statement of income.

Under U.S. GAAP, the Company is carrying these investments at market value with material unrealized gains and losses, if any, included in other comprehensive income in accordance with Statement of Financial Accounting Standards No. 115 “Accounting for Certain Investments in Debt and Equity Securities” (“SFAS No. 115”). SFAS No. 115 also states that for such investments an enterprise shall determine whether a decline in fair value below the amortized cost basis is other than temporary. In such event, accumulated unrealized losses included in other comprehensive income shall be reclassified into the statement of income.

(c) Troubled debt restructuring

In June 2003, Amazonia and Sidor concluded the restructuring of their financial indebtedness. Under IFRS, each company accounted for their debt restructuring process in accordance with the guidelines set forth by IAS No. 39 which states that a substantial modification of the terms of an existing debt instrument (whether or not due to the financial difficulty of the debtor) should be accounted for as an extinguishment of the old debt. For purposes of IAS No. 39, the terms are substantially different if the discounted present value of the cash flows under the new terms, including any fees paid net of any fees received, is at least 10 per cent different from the discounted present value of the remaining cash flows of the original debt instrument. If an exchange of debt instruments or modification of terms is accounted for as an extinguishment, any costs or fees incurred are recognized as part of the gain or loss on the extinguishment. If the exchange or modification is not accounted for as an extinguishment, any costs or fees incurred are an adjustment to the carrying amount of the liability and are amortized over the remaining term of the modified loan. As the terms of Sidor’s new debt were deemed to be substantially different (as this term is defined by IAS No. 39), Sidor recorded a USD59.5 million gain on restructuring in fiscal 2003.

Under U.S. GAAP, Sidor followed the provisions contained in Statement of Financial Accounting Standards No. 15 “Accounting by Debtors and Creditors for Troubled Debt Restructurings” (“SFAS 15”) which states that in the case of a troubled debt restructuring (as this term is defined by SFAS 15) involving a cash payment and a modification of terms, a debtor shall reduce the carrying amount of the payable by the total fair value of the assets transferred and no gain on restructuring of payables shall be recognized unless the remaining carrying amount of the payable exceeds the total future cash payments (including amounts contingently payable) specified by the terms of the debt remaining unsettled after the restructuring. Future interest expense, if any, shall be determined by applying the interest rate that equates the present value of the future cash payments specified by the new terms (excluding amounts contingently payable) with the carrying amount of the payable. Based on the above, no gain on restructuring has been recorded by Sidor under U.S. GAAP.

(d) Inventory valuation

Under both IFRS and U.S. GAAP, the Company values inventory at the lower of cost or net realizable value. Nevertheless, under IFRS, Venezuela was considered a hyperinflationary country through December 31, 2002, while, under U.S. GAAP, Venezuela ceased being hyperinflationary as of January 1, 2002. Accordingly, for IFRS purposes, the historical cost of inventories has been adjusted to reflect the effects of inflation up to December 31, 2002, whereas under U.S. GAAP, no inflation adjustment has been recorded.

In addition, the outstanding balance of inventories at year-end contains a portion of the depreciation of property, plant and equipment for the year. The value of property, plant and equipment for IFRS purposes has been determined based on a technical revaluation while historical cost has been used under U.S. GAAP. Accordingly, the carrying amount and the annual depreciation charge under IFRS are higher than those determined under U.S. GAAP. Therefore, this U.S. GAAP adjustment reflects the reversal of the excess depreciation of property, plant and equipment capitalized within inventory under IFRS.

(e) Accounting for pension plans

Under IFRS, the Company accounts for benefits granted to its employees in accordance with the provisions contained in International Accounting Standard No. 19 “Employee Benefits” (“IAS No. 19”), which requires an enterprise to recognize (i) a liability when an employee has provided service in exchange for employee benefits to be paid in the future; and (ii) an expense when the enterprise consumes the economic benefit arising from service provided by an employee in exchange for employee benefits.

Under U.S. GAAP, the Company follows the guidance set forth by Statement of Financial Accounting Standard No. 87 “Employers’ Accounting for Pensions” (“SFAS No. 87”), which contains provisions substantially consistent with those provided by IAS No. 19. Nevertheless, differences arise as a consequence of the following:

1.	Under IFRS Venezuela was considered a hyperinflationary country through December 31, 2002 while under U.S. GAAP Venezuela ceased being hyperinflationary as of January 1, 2002. The effect of such a divergence gave rise to differences in the accounting for employee benefits.

2.	Under IFRS, past-service costs are recognized immediately in income, unless the changes to the pension plan are conditional on the employees remaining in service for a specified period of time (the vesting period). In this case, the past-service costs are amortized on a straight-line basis over the vesting period. Under U.S. GAAP, past service costs are recognized over the remaining service lives of active employees.

(f) Valuation of fixed assets—property, plant and equipment

Under IFRS, the Company applied the provisions contained in IFRS 1, for the revaluation of property, plant and equipment. Accordingly, a technical revaluation was adopted by the Company as the deemed cost for its property, plant and equipment.

Under U.S. GAAP, no accommodations are given to first-time adopters with respect to estimates of the original value of property, plant and equipment. Accordingly, no revaluations have been made for US GAAP purposes and historical cost has been used by the Company as its basis of accounting for this caption.

(g) Excess of fair value of net assets acquired over cost

On February 3, 2005, Ylopa exercised its option to convert the outstanding balance of the Amazonia convertible debt instrument into newly issued shares of Amazonia. On February 15, 2005, new shares of Amazonia were issued in exchange for the convertible instrument. As a result, Ternium’s indirect participation in Amazonia increased from 31.03% to 53.47%. Under IFRS, this acquisition has been accounted for following the provisions contained in IFRS 3 “Business Combinations” (“IFRS 3”) and, accordingly, assets acquired and liabilities assumed have been valued at fair value. The excess of Ternium’s interest in the net fair value of Amazonia’s identifiable assets, liabilities and contingent liabilities over the purchase price (amounting to USD188.4 million) has been recognized in income for the period.

Under U.S. GAAP, the Company applied the provisions contained in Statement of Financial Accounting Standard No. 141 “Business Combinations” (“SFAS No. 141”), which states that the excess of fair value of acquired net assets over cost shall be allocated as a pro rata reduction of the amounts that otherwise would have been assigned to all of the acquired assets except (a) financial assets other than investments accounted for by the equity method, (b) assets to be disposed of by sale, (c) deferred tax assets, (d) prepaid assets relating to pension or other postretirement benefit plans and (e) any other current assets. Accordingly, under U.S. GAAP, the Company reversed the gain recognized for IFRS purposes.

(h) Valuation of intangible assets and other assets

Under both IFRS and U.S. GAAP, the Company values intangible assets and other assets at historical cost. Nevertheless, under IFRS, Venezuela was considered a hyperinflationary country through December 31, 2002 while, under U.S. GAAP, Venezuela ceased being hyperinflationary as of January 1, 2002. Accordingly, for IFRS purposes, the historical cost of intangible assets and other assets has been adjusted to reflect the effects of inflation up to December 31, 2002, whereas under U.S. GAAP, no inflation adjustment has been recorded.

(i) Deferred income tax

Under U.S. GAAP the Company calculated the effect of the above-mentioned adjustments on deferred income taxes.

(j) Minority interest

This adjustment represents the effect on minority interest of all the foregoing differences between IFRS and U.S. GAAP.

Column II

Column II includes Amazonia’s results between January 1, 2005 and February 15, 2005 and eliminates primarily non-recurrent results relating to the capitalization as of February 15, 2005 of certain debt instruments convertible into shares of Amazonia.

(1)	In the combined consolidated condensed interim financial statements at June 30, 2005, the excess of Ternium’s interest in the net fair value of Amazonia’s identifiable assets, liabilities and contingent liabilities over the purchase price (amounting to USD188.4 million) has been recognized in income for the period. For purposes of preparing the pro forma financial statements for the six-month period ended June 30, 2005, this gain has been reversed. This adjustment has no effect on deferred income taxes under IFRS. See note T(11) of Ternium’s combined consolidated condensed interim financial statements for the six-month period ended June 30, 2005.

(2)	Reflects the reversal of the USD188.4 million adjustment described in note T(11) to Ternium’s combined consolidated condensed interim financial statements for the six-month period ended June 30, 2005 included in this prospectus.

(3)	This adjustment represents the effect on minority interest of all the foregoing adjustments between IFRS and U.S. GAAP.

Column III

Column III reflects the effect of interest expense under the Credit Facilities and Subordinated Convertible Loans entered into in connection with the Hylsamex acquisition in Ternium’s financial results for the six-month period ended June 30, 2005, and the acquisition of Amazonia’s and Ylopa’s shares held by Alfa.

(4)	This adjustment reflects the accrual of interest expense at the effective interest rate under the Credit Facilities.

(5)	This adjustment reflects the accrual of interest expense at the effective interest rate under the Subordinated Convertible Loans.

(6)	This adjustment reflects the effect on income tax of Siderar’s interest expense under the Siderar Credit Facility.

The following table sets forth the additional interest expense in pro forma adjustments (4) and (5) for the six-month period ended June 30, 2005 and the effect of a 1/8 percent variance in the interest rate.

For the six-month period ended June 30, 2005
	Amount of Debt	Interest Rate(1)		Period	Interest Expense	Effect Variance plus 1/8	Effect Variance less 1/8
Siderar loan	$380,000	7.148	%(2)	01/01/2005 - 06/30/2005	$(13,770)	$(278)	$278
Siderar Investments	238,053	2.416%		01/01/2005 - 06/30/2005	(3,310)	(170)	170
Ternium / Tranche A	500,000	6.954%		01/01/2005 - 06/30/2005	(17,626)	(317)	317
Ternium / Tranche B	500,000	6.490%		01/01/2005 - 06/30/2005	(16,450)	(317)	317
Convertible loans	594,022	3.752%		01/01/2005 - 06/30/2005	(11,299)	(376)	376
Total					(62,455)	(1,458)	1,458

(1)	The effective rate was calculated using, for the entire period, the variable interest rate plus the applicable margin and including all financial fees. In the case of loans accruing interest at variable rates, the rate in effect for the current period has been used.
(2)	Includes withholding tax.

The following table sets forth the decrease in interest expense in pro forma adjustments (10) and (11) for the six-month period ended June 30, 2005 and the amount of debt repaid / capitalized.

For the six-month period ended June 30, 2005
	Amount of Debt	Interest Rate(1)		Period	Interest Expense	Debt Repaid / Capitalized	Reversed Interest Expense
Siderar loan	$380,000	7.148	%(2)	01/01/2005 - 06/30/2005	$(13,770)	—	—
Siderar Investments	238,053	2.416%		01/01/2005 - 06/30/2005	(3,310)	—	—
Ternium / Tranche A	500,000	6.954%		01/01/2005 - 06/30/2005	(17,626)	$(500,000)	$17,626
Ternium / Tranche B	500,000	6.490%		01/01/2005 - 06/30/2005	(16,450)	—	—
Convertible loans	594,022	3.752%		01/01/2005 - 06/30/2005	(11,299)	(594,022)	11,299
Total					(62,455)	(1,094,022)	28,925

(1)	The effective rate was calculated using, for the entire period, the variable interest rate plus the applicable margin and including all financial fees. In the case of loans accruing interest at variable rates, the rate in effect for the current period has been used.
(2)	Includes withholding tax.

Column IV

Column IV shows the consolidation of Hylsamex’s results of operations for the six-month period ended June 30, 2005. For these purposes, Hylsamex’s results have been reconciled from Mexican GAAP into IFRS. On August 22, 2005, the Company, together with Siderar, acquired a 99.3% direct and indirect interest in Hylsamex. The Company has subsequently been purchasing shares in the open market, subject to applicable law, and its and Siderar’s indirect interest in Hylsamex has increased to 99.8%. Also on August 22, 2005, the Company acquired an additional 7.5% interest in Amazonia and 11.1% interest in Ylopa owned by Alfa. These acquisitions were accounted for using the purchase method of accounting.

(7)	The depreciation and amortization expense totals USD72.6 million, which includes USD19.9 million of additional depreciation and amortization for fixed and intangible assets. The remaining useful life of the fixed assets is approximately 15 years.

The following table shows Hylsamex’s reconciliation from Mexican GAAP into IFRS and the pro forma adjustments:

	For the six-month period ended June 30, 2005
In Thousands	Mex GAAP in MXN		Elimination of inflation adjustment		Other IFRS adjustments			IFRS in MXN		IFRS in U.S. dollars(A)	Purchase price allocation adjustments		Hylsamex consolidation
Net sales	MXN	13,206,503	MXN	(23,022)		—		MXN	13,183,481	$1,188,579	$(10,047	)(e)	$1,178,532
Cost of sales		(9,600,734)		73,317	MXN	84,685	(a)		(9,442,732)	(851,326)	814	(f)	(850,512)

Gross profit	MXN	3,605,769	MXN	50,295	MXN	84,685		MXN	3,740,749	$337,253	$(9,233)		$328,020
Selling, general and administrative expenses		(878,985)		5,943		—			(873,042)	(78,711)			(78,711)
Other operating income (expenses), net		16,445		(2)		—			16,443	1,482			1,482

Operating income	MXN	2,743,229	MXN	56,236	MXN	84,685		MXN	2,884,150	$260,024	$(9,233)		$250,791
Financial expenses, net		(139,629)		(34,804)		18,045	(b)		(156,388)	(14,099)	—		(14,099)
Equity in losses of associated companies		253,057		(51)		99,981	(c)		352,987	31,824	(31,824	)(g)	—

Income (loss) before income tax (expense) benefit	MXN	2,856,657	MXN	21,381	MXN	202,711		MXN	3,080,749	$277,749	$(41,057)		$236,692
Income tax (expense) benefit		(807,916)		(55,830)		(9,762	)(d)		(873,508)	(78,753)	3,414	(h)	(75,339)

Net income (loss) for the period	MXN	2,048,741	MXN	(34,449)	MXN	192,949		MXN	2,207,241	$198,996	$(37,643)		$161,353

Attributable to:
Equity holders of the Company	MXN	1,996,578	MXN	(34,449)	MXN	192,949		MXN	2,155,078	$194,293	$(9,063)		$185,230
Minority interest		52,163		—		—			52,163	4,703	(28,580)		(23,877)

	MXN	2,048,741	MXN	(34,449)	MXN	192,949		MXN	2,207,241	$198,996	$(37,643)		$161,353

(A)	The amounts were translated into U.S. dollars using an average exchange rate for the period.

The following is a summary of significant differences between Mexican Generally Accepted Accounting Principles (Mexican GAAP) and International Financial Reporting Standards (IFRS):

(a)	Corresponds to the following adjustments: 1) the elimination of preoperating expenses and other expenses that under Mexican GAAP are allowed to be capitalized and amortized over a period of time estimated to generate the income necessary to recover such expenses. Under IFRS, such expenses cannot be capitalized and are expensed as incurred and 2) a gain related to the pension plans.

(b)	This adjustment reflects the elimination of debt issuance costs and bank commissions that under Mexican GAAP are capitalized and amortized on a straight line basis over the life of the bonds and the contracts. Under IFRS, these costs are not related to the acquisition.

(c)	Corresponds to the adjustment to reflect the equity investee in Amazonia under IFRS.

(d)	Under IFRS, the Company calculated the effect of the above-mentioned adjustments on deferred income taxes and on the deferred employees’ statutory profit sharing expense.

(e)	Corresponds to a consolidation adjustment to eliminate Hylsamex’s revenues with Sidor.

(f)	This adjustment reflects the elimination of revenues’ cost described in paragraph above, the additional intangible amortization related to Hylsamex’s mines and the elimination of the depreciation expense related to the restatement of fixed assets, which contemplates inflation adjustment.

(g)	This represents the elimination of equity in income of Amazonia for consolidation purposes.

(h)	This adjustment represents the effect of the above-mentioned adjustments on deferred income taxes and deferred employees’ statutory profit sharing.

(8)	This adjustment reflects the impact of the U.S. GAAP adjustments in the minority interest in Amazonia.

Column V

Column V gives effect to the acquisition of Usiminas’s interests in Siderar, Amazonia and Ylopa and the contribution of ISL’s interest in Amazonia in exchange for 33,800,735 shares of the Company in accordance with the terms of the Corporate Reorganization Agreement.

(9)	Corresponds to the impact of the U.S. GAAP adjustments in the minority interest in Amazonia.

Column VI

Column VI shows the cumulative pro forma effect of the transactions in columns II, III, IV and V.

Column VII

Column VII gives effect to this offering, the partial payment of indebtedness under the Ternium Credit Facility, the conversion of the indebtedness under the Subordinated Convertible Loans into shares of the Company and the consummation of the remaining transactions contemplated in the Corporate Reorganization Agreement.

(10)	This adjustment reflects the decrease in interest expense as a result of the partial payment of indebtedness under the Ternium Credit Facility.

(11)	This adjustment reflects the decrease in interest expense as a result of the conversion of the indebtedness under the Subordinated Convertible Loans into shares of the Company.

Column VIII

Column VIII shows the cumulative pro-forma effect of the transactions in columns VI and VII.

(12)	The total depreciation and amortization expense amounts to USD209.9 million.

Ternium

	For the year ended December 31, 2004
	Pro forma adjustments
	I		II		III		IV		V	VI	VII		VIII
Thousands of U.S. dollars (except for per share data)	Historical combined consolidated		Amazonia		Acquisition of Hylsamex related debt		Hylsamex consolidation		Usiminas and Sivensa acquisitions	Pro forma as adjusted	Offering and conversion		Pro forma as further adjusted
Summary unaudited pro forma combined consolidated income statement data

IFRS
Net sales	$1,598,925		$1,637,962				$2,266,123			$5,503,010			$5,503,010
Cost of sales	(965,004)		(610,792	)(1)			(1,559,173	)(5)		(3,134,969)			(3,134,969	)(10)

Gross profit	$633,921		$1,027,170				$706,950			$2,368,041			$2,368,041
Selling, general and administrative expenses	(118,952)		(270,967)				(122,703)			(512,622)			(512,622)
Other operating expenses, net	(798)		(18,383)				6,645			(12,536)			(12,536)

Operating income	$514,171		$737,820				$590,892			$1,842,883			$1,842,883
Financial income (expenses), net	202,289		(500,433)		$(2,724)		(91,608)			(392,476)			(392,476)
Interest related to credit facilities					(95,694	)(2)				(95,694)	$35,253	(8)	(60,441)
Subordinated convertible loans interest					(22,597	)(3)				(22,597)	22,597	(9)

Equity in earnings (losses) of associated companies	209,201		(210,145)							(944)			(944)

Income (loss) before income tax (expense) benefit	$925,661		$27,242		$(121,015)		$499,284			$1,331,172	$57,850		$1,389,022
Income tax (expense) benefit	(177,486)		11,227		10,592	(4)	(160,243)			(315,910)			(315,910)

Net income (loss)	$748,175		$38,469		$(110,423)		$339,041		—	$1,015,262	$57,850		$1,073,112

Attributable to:
Equity holders of the Company	$457,339		$(78,540)		$(100,735)		$333,089		$92,484	$703,637	$57,850		$761,487
Minority interest	290,836		117,009		(9,688)		5,952		(92,484)	311,625			311,625

	$748,175		$38,469		$(110,423)		$339,041		—	$1,015,262	$57,850		$1,073,112

Number of shares (thousands)	1,168,944								261,409	1,430,353	625,155		2,055,508
Combined earnings (loss) per share	$0.39									$0.49	$0.09		$0.37

U.S. GAAP

Net income attributable to equity holders of the Company (under IFRS)	$457,339		$(78,540)		$(100,735)		$333,089		$92,484	$703,637	$57,850		$761,487
Capitalization of interest cost—PP&E	152	(a)	272	(a)						424			424
Changes in fair value of financial assets through profit and loss	(1,361	)(b)								(1,361)			(1,361)
Capitalization of interest cost—Intangible assets	313	(a)	429	(a)						742			742
Inventory valuation	(1,628	)(c)	1,498							(130)			(130)
Accounting for pension plans	(164	)(d)	(556	)(d)						(720)			(720)

	For the year ended December 31, 2004
	Pro forma adjustments
	I		II		III	IV		V		VI	VII	VIII
Thousands of U.S. dollars (except for per share data)	Historical combined consolidated		Amazonia		Acquisition of Hylsamex related debt	Hylsamex consolidation		Usiminas and Sivensa acquisitions		Pro forma as adjusted	Offering and conversion	Pro forma as further adjusted
Valuation of fixed assets—PP&E	$79,493	(e)	$76,192	(e)						$155,685		$155,685
Equity in investments in associated companies—Amazonia	(76,926	)(f)	76,926	(f)						—		—
Deferred income tax	(27,101	)(g)	244,165	(g)						217,064		217,064
Accounting for convertible debt			(16,657	)(i)						(16,657)		(16,657)
Troubled debt restructuring			8,569	(j)						8,569		8,569
Other assets valuation			45							45		45
Minority interest	(5,462	)(h)	(233,545	)(h)		$32,979	(6)	$41,720	(7)	(164,308)		(164,308)

Net income under U.S. GAAP	$424,655		$78,798		$(100,735)	$366,068		$134,204		$902,990	$57,850	$960,840

Combined earnings per share	$0.36									$0.63	$0.09	$0.47

Notes:

Column I

Column I shows the historical combined consolidated data of Ternium derived from our audited combined consolidated financial statements for the year ended December 31, 2004, included in this prospectus.

The following is a summary of significant differences between International Financial Reporting Standards (IFRS) and Generally Accepted Accounting Principles in the United States (U.S. GAAP):

(a) Capitalization of interest cost

Under IFRS, the Company follows the guidance set forth by International Accounting Standard No. 23 “Borrowing Costs” (“IAS No. 23”), which states that interest cost should be recognized as an expense in the period in which it is incurred. IAS No. 23 provides for an allowed alternative treatment under which interest cost that is directly attributable to the acquisition, construction or production of a qualifying asset should be capitalized as part of the cost of that asset. In case the allowed alternative treatment is applied, the amount of interest cost eligible for capitalization should be determined in accordance with IAS No. 23. However, for IFRS purposes, the Company elected to follow the general guidance contained in IAS No. 23 and interest cost has been expensed as incurred.

Under U.S. GAAP, the Company applies the provisions of Statement of Financial Accounting Standards No. 34, “Capitalization of Interest Cost” (“SFAS No. 34”), which requires interest capitalization on assets which require a period of time to be prepared for their intended use. In accordance with these requirements interest was capitalized during the years ended December 31, 2004 and 2003. The net U.S. GAAP adjustment also includes amortization of the interest capitalized.

(b) Changes in fair value of financial assets through profit and loss

The Company has certain investments in trust funds. Under IFRS, the Company is carrying these investments at fair value through profit or loss with unrealized gains and losses, if any, included in the statement of income.

Under U.S. GAAP, the Company is carrying these investments at market value with material unrealized gains and losses, if any, included in other comprehensive income in accordance with Statement of Financial Accounting Standards No. 115 “Accounting for Certain Investments in Debt and Equity Securities” (“SFAS No. 115”). SFAS No. 115 also states that for such investments an enterprise shall determine whether a decline in fair value below the amortized cost basis is other than temporary. In such event, accumulated unrealized losses included in other comprehensive income shall be reclassified into the statement of income.

(c) Inventory valuation

Under both IFRS and U.S. GAAP, the Company values inventory at the lower of cost or net realizable value. Nevertheless, under IFRS, Venezuela was considered a hyperinflationary country through December 31, 2002, while, under U.S. GAAP, Venezuela ceased being hyperinflationary as of January 1, 2002. Accordingly, for IFRS purposes, the historical cost of inventories has been adjusted to reflect the effects of inflation up to December 31, 2002, whereas under U.S. GAAP, no inflation adjustment has been recorded.

In addition, the outstanding balance of inventories at year-end contains a portion of the depreciation of property, plant and equipment for the year. The value of property, plant and equipment for IFRS purposes has been determined based on a technical revaluation while historical cost has been used under U.S. GAAP. Accordingly, the carrying amount and the annual depreciation charge under IFRS are higher than those determined under U.S. GAAP. Therefore, this U.S. GAAP adjustment reflects the reversal of the excess depreciation of property, plant and equipment capitalized within inventory under IFRS.

(d) Accounting for pension plans

Under IFRS, the Company accounts for benefits granted to its employees in accordance with the provisions contained in International Accounting Standard No. 19 “Employee Benefits” (“IAS No. 19”), which requires an enterprise to recognize (i) a liability when an employee has provided service in exchange for employee benefits to be paid in the future; and (ii) an expense when the enterprise consumes the economic benefit arising from service provided by an employee in exchange for employee benefits.

Under U.S. GAAP, the Company follows the guidance set forth by Statement of Financial Accounting Standard No. 87 “Employers’ Accounting for Pensions” (“SFAS No. 87”), which contains provisions substantially consistent with those provided by IAS No. 19. Nevertheless, differences arise as a consequence of the following:

1.	Under IFRS, Venezuela was considered a hyperinflationary country through December 31, 2002 while under U.S. GAAP Venezuela ceased being hyperinflationary as of January 1, 2002. The effect of such a divergence gave rise to differences in the accounting for employee benefits.

2.	Under IFRS, past-service costs are recognized immediately in income, unless the changes to the pension plan are conditional on the employees remaining in service for a specified period of time (the vesting period). In this case, the past-service costs are amortized on a straight-line basis over the vesting period. Under U.S. GAAP, past service costs are recognized over the remaining service lives of active employees.

(e) Valuation of fixed assets—property, plant and equipment

Under IFRS, the Company applied the provisions contained in IFRS 1, for the revaluation of property, plant and equipment. Accordingly, a technical revaluation was adopted by the Company as the deemed cost for its property, plant and equipment.

Under U.S. GAAP, no accommodations are given to first-time adopters with respect to estimates of the original value of property, plant and equipment. Accordingly, no revaluations have been made for U.S. GAAP purposes and historical cost has been used by the Company as its basis of accounting for this caption.

(f) Equity in investments in associated companies

Under IFRS, investments in companies in which the Company exercises significant influence, but not control, are accounted for by the equity method. For purposes of the U.S. GAAP reconciliation of net income and shareholders’ equity for the year ended December 31, 2004, the Company included under this line item the effect of the above mentioned differences related to its investment in Amazonia and Sidor, as well as the following:

•	Ternium recorded an impairment provision on its investment in Amazonia in previous years. During 2004, and due to better conditions in the economic environment of Sidor and based on projections of future cash flows estimated by the Company’s management, the impairment provision was reversed under IFRS. Under U.S. GAAP, there is no impairment provision.

(g) Deferred income tax

Under U.S. GAAP, the Company calculated the effect of the above-mentioned adjustments on deferred income taxes.

(h) Minority interest

This adjustment represents the effect on minority interest of all the foregoing differences between IFRS and U.S. GAAP.

(i) Accounting for convertible debt

Under IFRS, the investment in the convertible debt instrument issued by Amazonia is carried at cost. Under U.S. GAAP, this security is valued at its fair value at each balance sheet date with changes in value recorded directly in Other comprehensive income (“OCI”) as the Company considers this security to be an “available-for-sale” security as defined by SFAS No. 115. Upon conversion, any amount previously recorded in OCI would be reversed as an adjustment to the cost value of the convertible debt and the net carrying amount would be deemed purchase price paid for the common shares received.

(j) Troubled debt restructuring

In June 2003, Amazonia and Sidor concluded the restructuring of their financial indebtedness. Under IFRS, each company accounted for its debt restructuring process in accordance with the guidelines set forth by IAS No. 39, which states that a substantial modification of the terms of an existing debt instrument (whether or not due to the financial difficulty of the debtor) should be accounted for as an extinguishment of the old debt. For purposes of IAS No. 39, the terms are substantially different if the discounted present value of the cash flows under the new terms, including any fees paid net of any fees received, is at least 10 percent different from the discounted present value of the remaining cash flows of the original debt instrument. If an exchange of debt instruments or modification of terms is accounted for as an extinguishment, any costs or fees incurred are recognized as part of the gain or loss on the extinguishment. If the exchange or modification is not accounted for as an extinguishment, any costs or fees incurred are an adjustment to the carrying amount of the liability and are amortized over the remaining term of the modified loan. As the terms of Sidor’s new debt were deemed to be substantially different (as this term is defined by IAS No. 39), Sidor recorded a USD59.5 million gain on restructuring in fiscal 2003.

Under U.S. GAAP, Sidor followed the provisions contained in Statement of Financial Accounting Standards No. 15 “Accounting by Debtors and Creditors for Troubled Debt Restructurings” (“SFAS 15”), which states that in the case of a troubled debt restructuring (as this term is defined by SFAS 15) involving a cash payment and a modification of terms, a debtor shall reduce the carrying amount of the payable by the total fair value of the assets transferred and no gain on restructuring of payables shall be recognized unless the remaining carrying amount of the payable exceeds the total future cash payments (including amounts contingently payable) specified by the terms of the debt remaining unsettled after the restructuring. Future interest expense, if any, shall be determined by applying the interest rate that equates the present value of the future cash payments specified by the new terms (excluding amounts contingently payable) with the carrying amount of the payable. Based on the above, no gain on restructuring has been recorded by Amazonia under U.S. GAAP.

Column II

Column II shows the consolidation of Amazonia’s results of operation for the year ended December 31, 2004. On February 15, 2005, Amazonia came under the control of San Faustín upon the capitalization of certain debt instruments convertible into shares of Amazonia.

(1)	The depreciation and amortization expense totals USD167.2 million, which includes USD49.2 million of additional depreciation for fixed assets. The remaining average useful life of the fixed assets is approximately 14 years.

The following table shows the reconciliation of Amazonia’s historical consolidated income statement to the information shown in column II of the unaudited pro forma income statement for the year ended December 31, 2004.

In thousands of U.S. dollars	Amazonia Consolidated Income Statement	Elimination of financial results associated with the convertible debt securities	Elimination of intercompany sales and commissions	Additional depreciation expense and cost of sales	Elimination of Amazonia’s equity in earnings recognized in Ternium’s consolidated combined financial statements	Column II Amazonia
IFRS
Net sales	$1,914,308		$(276,346)			$1,637,962
Cost of sales	(816,831)		263,595	$(57,556)		(610,792)

Gross Profit	$1,097,477		$(12,751)	$(57,556)		$1,027,170
Selling, general and administrative expenses	(283,718)		12,751			(270,967)
Other operating expenses, net	(18,383)					(18,383)

Operating income	$795,376			$(57,556)		$737,820

Financial (expenses) income, net	$(522,473)	$22,040				$(500,433)
Equity in losses of associated companies	(1,238)				$(208,907)	(210,145)
Income (loss) before income tax (expense) benefit	271,665	22,040		(57,556)	(208,907)	27,242
Income tax (expense) benefit	(8,342)			19,569		11,227

Net Income (loss)	$263,323	$22,040		$(37,987)	$(208,907)	$38,469

Attributable to:
Equity holders of the Company	146,324	22,040		(12,130)	(234,774)	(78,540)
Minority interest	116,999			(25,857)	25,867	117,009

	$263,323	$22,040		$(37,987)	$(208,907)	$38,469

U.S. GAAP

Net income attributable to equity holders of the Company (under IFRS)	$146,324	$22,040		$(12,130)	$(234,774)	$(78,540)
Capitalization of interest cost—PP&E	272					272
Capitalization of interest cost—Intangible assets	429					429
Inventory valuation	1,498					1,498
Accounting for pension plans	(556)					(556)
Valuation of fixed assets—PP&E	54,400			21,792		76,192
Equity in investments in associated companies—Amazonia					76,926	76,926
Deferred income tax	251,574			(7,409)		244,165
Accounting for convertible debt	(16,657)					(16,657)
Troubled debt restructuring	8,569					8,569
Other assets valuation	45					45
Minority interest	(127,358)				(106,187)	(233,545)

Net income under U.S. GAAP	$318,540	$22,040		$2,253	$(264,035)	$78,798

Column III

Column III reflects the effect of interest expense under the Credit Facilities and Subordinated Convertible Loans entered into in connection with the Hylsamex acquisition in Ternium’s financial results for the year ended December 31, 2004, and the acquisition of Amazonia’s and Ylopa’s shares held by Alfa.

(2)	This adjustment reflects the accrual of interest expense at the effective interest rate under the Credit Facilities.

(3)	This adjustment reflects the accrual of interest expense at the effective interest rate under the Subordinated Convertible Loans.

(4)	This adjustment reflects the effect on income tax of Siderar’s interest expense under the Siderar Credit Facility.

The following table sets forth the additional interest expense in pro forma adjustments (2) and (3) for the year ended December 31, 2004 and the effect of a 1/8 percent variance in the interest rate.

For the year ended December 31, 2004
	Amount of Debt	Interest Rate(1)		Period	Interest Expense	Effect Variance plus 1/8	Effect Variance less 1/8
Siderar loan	$380,000	7.148	%(2)	01/01/2004 - 12/31/2004	$(27,540)	$(554)	$554
Siderar Investments	238,053	1.323%		01/01/2004 - 12/31/2004	(2,724)	(257)	257
Ternium / Tranche A	500,000	6.954%		01/01/2004 - 12/31/2004	(35,253)	(634)	634
Ternium / Tranche B	500,000	6.490%		01/01/2004 - 12/31/2004	(32,901)	(634)	634
Convertible loans	594,022	3.752%		01/01/2004 - 12/31/2004	(22,597)	(753)	753
Total					(121,015)	(2,832)	2,832

(1)	The effective rate was calculated using, for the entire period, the variable interest rate plus the applicable margin and including all financial fees. In the case of loans accruing interest at variable rates, the rate in effect for the current period has been used.
(2)	Includes withholding tax.

The following table sets forth the decrease in interest expense in pro forma adjustments (2) and (3) for the year ended December 30, 2004 and the amount of debt repaid/capitalized.

For the year ended December 31, 2004
	Amount of Debt	Interest Rate(1)		Period	Interest Expense	Debt Repaid / Capitalized	Reversed Interest Expense
Siderar loan	$380,000	7.148	%(2)	01/01/2004 - 12/31/2004	$(27,540)	—	—
Siderar Investments	238,053	1.323%		01/01/2004 - 12/31/2004	(2,724)	—	—
Ternium / Tranche A	500,000	6.954%		01/01/2004 - 12/31/2004	(35,253)	$(500,000)	$35,253
Ternium / Tranche B	500,000	6.490%		01/01/2004 - 12/31/2004	(32,901)	—	—
Convertible loans	594,022	3.752%		01/01/2004 - 12/31/2004	(22,597)	(594,022)	22,597
Total					(121,015)	(1,094,022)	57,850

(1)	The effective rate was calculated using, for the entire period, the variable interest rate plus the applicable margin and including all financial fees. In the case of loans accruing interest at variable rates, the rate in effect for the current period has been used.
(2)	Includes withholding tax.

Column IV

Column IV shows the consolidation of Hylsamex’s results of operations under IFRS for the year ended December 31, 2004. For these purposes, Hylsamex’s results have been reconciled from Mexican GAAP into IFRS. On August 22, 2005, the Company, together with Siderar, acquired a 99.3% direct and indirect interest in Hylsamex. The Company has subsequently been purchasing shares in the open market, subject to applicable law, and its and Siderar’s indirect interest in Hylsamex has increased to 99.8%. Also on August 22, 2005, the Company acquired an additional 7.5% interest in Amazonia and 11.1% interest in Ylopa owned by Alfa. These acquisitions were accounted for using the purchase method of accounting.

(5)	The depreciation and amortization expense totals USD136.4 million, which includes USD32.5 million of additional depreciation and amortization for fixed and intangible assets. The remaining average useful life of the fixed assets is approximately 16 years.

The following table shows Hylsamex’s reconciliation from Mexican GAAP into IFRS and the pro forma adjustments:

	For the year ended December 31, 2004
In thousands	Mex GAAP in MXN	Elimination of inflation adjustment	Other IFRS adjustments		IFRS in MXN	IFRS in U.S. dollars(1)	Purchase price allocation adjustments		Hylsamex consolidation
Net sales	MXN 26,759,929	MXN(655,404)	—		MXN 26,104,525	$2,307,276	$(41,153	)(f)	$2,266,123
Cost of sales	(17,942,103)	667,843	MXN (212,349	)(a)	(17,486,609)	(1,545,573)	(13,600	)(g)	(1,559,173)

Gross profit	MXN 8,817,826	MXN 12,439	MXN (212,349)		MXN 8,617,916	$761,703	$(54,753)		$706,950
Selling, general and administrative expenses	(1,423,205)	34,950	—		(1,388,255)	(122,703)	—		(122,703)
Other operating income (expenses), net	(49,342)	1,988	122,534(b	)	75,180	6,645			6,645

Operating income	MXN 7,345,279	MXN 49,377	MXN (89,815)		MXN 7,304,841	$645,645	$(54,753)		$590,892
Financial expenses, net	(640,642)	(388,888)	(6,918	)(c)	(1,036,448)	(91,608)	—		(91,608)
Equity in losses of associated companies	780,978	(12,454)	(540,471	)(d)	228,053	20,157	(20,157	)(h)	—

Income (loss) before income tax (expense) benefit	MXN 7,485,615	MXN(351,965)	MXN (637,204)		MXN 6,496,446	$574,194	$(74,910)		$499,284
Income tax (expense) benefit	(1,251,024)	(238,116)	(468,419	)(e)	(1,957,559)	(173,021)	12,778(i	)	(160,243)

Net income (loss) for the year	MXN 6,234,591	MXN(590,081)	MXN(1,105,623)		MXN 4,538,887	$401,173	$(62,132)		$339,041

Attributable to:
Equity holders of the Company	MXN 6,183,737	MXN(590,081)	MXN(1,105,623)		MXN 4,488,033	$396,678	$(63,589)		$333,089
Minority interest	50,854	—	—		50,854	4,495	1,457		5,952

	MXN 6,234,591	MXN(590,081)	MXN(1,105,623)		MXN 4,538,887	$401,173	$(62,132)		$339,041

(1)	The amounts were translated into U.S. dollars using an average exchange rate for the year.

The following is a summary of significant differences between Mexican Generally Accepted Accounting Principles (Mexican GAAP) and International Financial Reporting Standards (IFRS):

(a)	Corresponds to the following adjustments: 1) the elimination of preoperating expenses and other expenses that under Mexican GAAP are allowed to be capitalized and amortized over a period of time estimated to generate the income necessary to recover such expenses. Under IFRS, such expenses cannot be capitalized and are expensed as incurred, 2) a loss related to the pension plans, 3) the elimination of the depreciation expense related to the restatement of fixed assets of foreign origin, which under Mexican GAAP contemplates currency exchange movements and 4) certain reclassifications.

(b)	Corresponds to certain reclassifications.

(c)	This adjustment reflects the elimination of debt issuance costs and bank commissions that under Mexican GAAP are capitalized and amortized on a straight line basis over the life of the bonds and the contracts. Under IFRS these costs are not related to the acquisition.

(d)	Corresponds to the adjustment to reflect the equity investee in Amazonia under IFRS.

(e)	Under IFRS the Company calculated the effect of the above-mentioned adjustments on deferred income taxes and on the deferred employees’ statutory profit sharing expense.

(f)	Corresponds to a consolidation adjustment to eliminate Hylsamex’s revenues with Sidor.

(g)	This adjustment reflects the elimination of revenues’ cost described in paragraph above, the additional intangible amortization related to Hylsamex’s mines, the elimination of the depreciation expense related to the restatement of fixed assets, which contemplates inflation and currency exchange movements and a consolidation adjustment to eliminate results.

(h)	This represents the elimination of equity in income of Amazonia for consolidation purposes.

(i)	This adjustment represents the effect of the above-mentioned adjustments on deferred income taxes and deferred employees’ statutory profit sharing.

(6)	This adjustment represents the decrease in the Amazonia U.S. GAAP minority interest adjustment derived from the indirect acquisition of the 17.68% equity interest in Amazonia through the acquisition of Hylsamex.

Column V

Column V gives effect to the acquisition of Usiminas’s interests in Siderar, Amazonia and Ylopa and the contribution of ISL’s interest in Amazonia in exchange for 33,800,735 shares of the Company in accordance with the terms of the Corporate Reorganization Agreement.

(7)	Represents (i) the decrease in the Amazonia U.S. GAAP minority interest adjustment derived from the acquisition of the additional 16.58% and 3.42% equity interest in Amazonia through the Usiminas and Sivensa acquisition, respectively, and (ii) the decrease in the Siderar U.S. GAAP minority interest adjustment derived from the acquisition of the additional 5.32% equity interest in Siderar through the Usiminas acquisition.

Column VI

Column VI shows the cumulative pro forma effect of the transactions in columns II, III, IV and V.

Column VII

Column VII gives effect to this offering, the partial payment of indebtedness under the Ternium Credit Facility, the conversion of the indebtedness under the Subordinated Convertible Loans into shares of the Company and the consummation of the remaining transactions contemplated in the Corporate Reorganization Agreement.

(8)	This adjustment reflects the decrease in interest expense as a result of the partial payment of indebtedness under the Ternium Credit Facility.

(9)	This adjustment reflects the decrease in interest expense as a result of the conversion of the indebtedness under the Subordinated Convertible Loans into shares of the Company.

Column VIII

Column VIII shows the cumulative pro forma effect of the transactions in columns VI and VII.

(10)	The total depreciation and amortization amounts to USD402.8 million.

Ternium

	At June 30, 2005
	Pro forma adjustments
	I		II		III	IV		V	VI		VII
(Thousands of U.S. dollars)	Historical combined consolidated		Acquisition of Hylsamex related debt		Hylsamex consolidation	Usiminas and Sivensa acquisitions		Pro forma as adjusted	Offering and conversion(*)		Pro forma as further adjusted
Summary unaudited pro forma combined consolidated balance sheet data

IFRS
Non-current assets:
Property, plant and equipment, net	$3,508,133				$2,041,277			$5,549,410			$5,549,410
Goodwill					451,087			451,087			451,087
Intangible assets, net	15,607				226,975			242,582			242,582
Other investments	13,095							13,095			13,095
Investments in associated companies	7,002				427			7,429			7,429
Receivables, net	51,837		$25,129	(A)				76,966			76,966
Deferred tax assets					5,679			5,679			5,679

Total non-current assets	$3,595,674		$25,129		$2,725,445			$6,346,248			$6,346,248

Current assets:
Other assets					$1,048			$1,048			$1,048
Other receivables	$216,500				130,578			347,078			347,078
Inventories	590,057				348,610			938,667			938,667
Trade receivables	329,949				308,418			638,367			638,367
Other investments	760				2,323			3,083			3,083
Cash and cash equivalents	586,012		$1,948,893		(2,050,512)			484,393	$(20,000	)(1)	464,393

Total current assets	$1,723,278		$1,948,893		$(1,259,535)			$2,412,636	$(20,000)		$2,392,636

Total assets	$5,318,952		$1,974,022		$1,465,910			$8,758,884	$(20,000)		$8,738,884

Shareholder’s equity	$1,443,473				$(87,727)	$365,680		$1,721,426	$1,074,022	(2)	$2,795,448
Minority interest	2,114,883				(60,691)	(365,680	)(l)	1,688,512			1,688,512
Non-current liabilities:
Provisions	46,221							46,221			46,221
Deferred income tax	603,972				272,834			876,806			876,806
Other liabilities	91,615				249,761			341,376			341,376
Borrowings	239,123		1,974,022		543,035			2,756,180	(1,094,022	)(3)	1,662,158

Total non-current liabilities	$980,931		$1,974,022		$1,065,630			$4,020,583	$(1,094,022)		$2,926,561

Current liabilities:
Provisions	$1,044							$1,044			$1,044
Current tax liabilities	98,712				$36,395			135,107			135,107
Other liabilities	127,883				254,084			381,967			381,967
Trade payables	347,810				183,436			531,246			531,246
Borrowings	204,216				74,783			278,999			278,999

Total current liabilities	$779,665				$548,698			$1,328,363			$1,328,363

Total liabilities	$1,760,596		$1,974,022		$1,614,328			$5,348,946	$(1,094,022)		$4,254,924

Total equity and liabilities	$5,318,952		$1,974,022		$1,465,910			$8,758,884	$(20,000)		$8,738,884

U.S. GAAP
Shareholders’ equity under IFRS	$1,443,473				$(87,727)	$365,680		$1,721,426	$1,074,022		$2,795,448
Capitalization of interest cost—PP&E	8,200	(a)						8,200			8,200
Inventory valuation	(11,696	)(b)						(11,696)			(11,696)
Capitalization of interest cost—intangible assets	513	(a)						513			513

	At June 30, 2005
	Pro forma adjustments
	I		II	III		IV		V	VI	VII
(Thousands of U.S. dollars)	Historical combined consolidated		Acquisition of Hylsamex related debt	Hylsamex consolidation		Usiminas and Sivensa acquisitions		Pro forma as adjusted	Offering and conversion(*)	Pro forma as further adjusted
Accounting for pension plans	$5,436	(c)						$5,436		$5,436
Valuation of fixed assets—PP&E	(1,514,897	)(d)						(1,514,897)		(1,514,897)
Troubled debt restructuring	(21,659	)(e)						(21,659)		(21,659)
Revaluation reserve	(91,696	)(f)						(91,696)		(91,696)
Excess of fair value of net assets acquired over cost	(285,388	)(g)						(285,388)		(285,388)
Excess of fair value of net assets acquired over cost—accumulated depreciation	10,105							10,105		10,105
Intangible assets and other assets	(1,042	)(h)						(1,042)		(1,042)
Deferred income tax	629,981	(i)						629,981		629,981
Purchase accounting differences				$146,054	(k)	$226,164	(m)	372,218		372,218
Minority interest	562,442	(j)						562,442		562,442

Total shareholders’ equity under U.S. GAAP	$733,772			$58,327		$591,844		$1,383,943	$1,074,022	$2,457,965

(*)	For purposes of this adjustment, we estimate that the gross proceeds from this offering will be USD500 million if the underwriters exercise their over-allotment option in full, at an assumed initial public offering price of USD17.50 (the midpoint of the range of the initial public offering price set forth on the cover page of this prospectus).

(A)	Corresponds to debt issuance costs.

Notes:

Column I

Column I shows the audited combined consolidated condensed interim balance sheet of Ternium at June 30, 2005, which already reflects the consolidation of Amazonia.

The following is a summary of significant differences between International Financial Reporting Standards (IFRS) and Generally Accepted Accounting Principles in the United States (U.S. GAAP):

(a) Capitalization of interest cost

Under IFRS, the Company follows the guidance set forth by International Accounting Standard No. 23 “Borrowing Costs” (“IAS No. 23”), which states that interest cost should be recognized as an expense in the period in which it is incurred. IAS No. 23 provides for an allowed alternative treatment under which interest cost that is directly attributable to the acquisition, construction or production of a qualifying asset should be capitalized as part of the cost of that asset. In case the allowed alternative treatment is applied, the amount of interest cost eligible for capitalization should be determined in accordance with IAS No. 23. However, for IFRS purposes, the Company elected to follow the general guidance contained in IAS No. 23 and interest cost has been expensed as incurred.

Under U.S. GAAP, the Company applies the provisions of Statement of Financial Accounting Standards No. 34, “Capitalization of Interest Cost” (“SFAS No. 34”), which requires interest capitalization on assets which require a period of time to be prepared for their intended use. In accordance with these requirements interest was capitalized during the years ended December 31, 2004 and 2003. The net U.S. GAAP adjustment also includes amortization of the interest capitalized.

(b) Inventory valuation

Under both IFRS and U.S. GAAP, the Company values inventory at the lower of cost or net realizable value. Nevertheless, under IFRS, Venezuela was considered a hyperinflationary country through December 31, 2002, while, under U.S. GAAP, Venezuela ceased being hyperinflationary as of January 1, 2002. Accordingly, for IFRS purposes, the historical cost of inventories has been adjusted to reflect the effects of inflation up to December 31, 2002, whereas under U.S. GAAP, no inflation adjustment has been recorded.

In addition, the outstanding balance of inventories at year-end contains a portion of the depreciation of property, plant and equipment for the year. The value of property, plant and equipment for IFRS purposes has been determined based on a technical revaluation, while historical cost has been used under U.S. GAAP. Accordingly, the carrying amount and the annual depreciation charge under IFRS are higher than those determined under U.S. GAAP. Therefore, this U.S. GAAP adjustment reflects the reversal of the excess depreciation of property, plant and equipment capitalized within inventory under IFRS.

(c) Accounting for pension plans

Under IFRS, the Company accounts for benefits granted to its employees in accordance with the provisions contained in International Accounting Standard No. 19 “Employee Benefits” (“IAS No. 19”), which requires an enterprise to recognize (i) a liability when an employee has provided service in exchange for employee benefits to be paid in the future; and (ii) an expense when the enterprise consumes the economic benefit arising from service provided by an employee in exchange for employee benefits.

Under US GAAP, the Company follows the guidance set forth by Statement of Financial Accounting Standard No. 87 “Employers’ Accounting for Pensions” (“SFAS No. 87”), which contains provisions substantially consistent with those provided by IAS No. 19. Nevertheless, differences arise as a consequence of the following:

1.	Under IFRS, Venezuela was considered a hyperinflationary country through December 31, 2002 while under U.S. GAAP Venezuela ceased being hyperinflationary as of January 1, 2002. The effect of such a divergence gave rise to differences in the accounting for employee benefits.

2.	Under IFRS, past-service costs are recognized immediately in income, unless the changes to the pension plan are conditional on the employees remaining in service for a specified period of time (the vesting period). In this case, the past-service costs are amortized on a straight-line basis over the vesting period. Under U.S. GAAP, past service costs are recognized over the remaining service lives of active employees.

(d) Valuation of fixed assets—property, plant and equipment

Under IFRS, the Company applied the provisions contained in IFRS 1, for the revaluation of property, plant and equipment. Accordingly, a technical revaluation was adopted by the Company as the deemed cost for its property, plant and equipment.

Under U.S. GAAP, no accommodations are given to first-time adopters with respect to estimates of the original value of property, plant and equipment. Accordingly, no revaluations have been made for U.S. GAAP purposes and historical cost has been used by the Company as its basis of accounting for this caption.

(e) Troubled debt restructuring

In June 2003, Amazonia and Sidor concluded the restructuring of their financial indebtedness. Under IFRS, each company accounted for their debt restructuring process in accordance with the guidelines set forth by IAS

No. 39, which states that a substantial modification of the terms of an existing debt instrument (whether or not due to the financial difficulty of the debtor) should be accounted for as an extinguishment of the old debt. For purposes of IAS No. 39, the terms are substantially different if the discounted present value of the cash flows under the new terms, including any fees paid net of any fees received, is at least 10 percent different from the discounted present value of the remaining cash flows of the original debt instrument. If an exchange of debt instruments or modification of terms is accounted for as an extinguishment, any costs or fees incurred are recognized as part of the gain or loss on the extinguishment. If the exchange or modification is not accounted for as an extinguishment, any costs or fees incurred are an adjustment to the carrying amount of the liability and are amortized over the remaining term of the modified loan. As the terms of Sidor’s new debt were deemed to be substantially different (as this term is defined by IAS No. 39), Sidor recorded a USD59.5 million gain on restructuring in fiscal 2003.

Under U.S. GAAP, Sidor followed the provisions contained in Statement of Financial Accounting Standards No. 15 “Accounting by Debtors and Creditors for Troubled Debt Restructurings” (“SFAS 15”), which states that in the case of a troubled debt restructuring (as this term is defined by SFAS 15) involving a cash payment and a modification of terms, a debtor shall reduce the carrying amount of the payable by the total fair value of the assets transferred and no gain on restructuring of payables shall be recognized unless the remaining carrying amount of the payable exceeds the total future cash payments (including amounts contingently payable) specified by the terms of the debt remaining unsettled after the restructuring. Future interest expense, if any, shall be determined by applying the interest rate that equates the present value of the future cash payments specified by the new terms (excluding amounts contingently payable) with the carrying amount of the payable. Based on the above, no gain on restructuring has been recorded by Sidor under U.S. GAAP.

(f) Revaluation reserve

On February 15, 2005, the Company increased its equity interest in Amazonia from 31.03% to 53.47%. Under IFRS, this acquisition has been accounted for following the provisions contained in IFRS 3 and, accordingly, the Company recorded in equity (under “Revaluation reserve” line item) the excess of the fair value of its pre-acquisition interest in Amazonia’s net assets over their corresponding carrying amounts.

For U.S. GAAP purposes, the Company applied the provisions contained in SFAS No. 141. Under SFAS No. 141, when a company increases its shareholding interest in an equity investee, no fair value revaluation shall be made on the pre-acquisition equity interest held.

(g) Excess of fair value of net assets acquired over cost

On February 3, 2005, Ylopa exercised its option to convert the outstanding balance of the Amazonia convertible debt instrument into newly issued shares of Amazonia. On February 15, 2005, new shares of Amazonia were issued in exchange for the convertible instrument. As a result, Ternium’s indirect participation in Amazonia increased from 31.03% to 53.47%. Under IFRS, this acquisition has been accounted for following the provisions contained in IFRS 3 “Business Combinations” (“IFRS 3”) and, accordingly, assets acquired and liabilities assumed have been valued at fair value. The excess of Ternium’s interest in the net fair value of Amazonia’s identifiable assets, liabilities and contingent liabilities over the purchase price (amounting to USD188.4 million) has been recognized in income for the period.

Under US GAAP, the Company applied the provisions contained in Statement of Financial Accounting Standard No. 141 “Business Combinations” (“SFAS No. 141”), which states that the excess of fair value of acquired net assets over cost shall be allocated as a pro rata reduction of the amounts that otherwise would have been assigned to all of the acquired assets except (a) financial assets other than investments accounted for by the equity method, (b) assets to be disposed of by sale, (c) deferred tax assets, (d) prepaid assets relating to pension or other postretirement benefit plans, and (e) any other current assets. Accordingly, under US GAAP, the Company reversed the gain recognized for IFRS purposes.

(h) Valuation of intangible assets and other assets

Under both IFRS and US GAAP, the Company values intangible assets and other assets at historical cost. Nevertheless, under IFRS, Venezuela was considered a hyperinflationary country through December 31, 2002 while, under U.S. GAAP, Venezuela ceased being hyperinflationary as of January 1, 2002. Accordingly, for IFRS purposes, the historical cost of intangible assets and other assets has been adjusted to reflect the effects of inflation up to December 31, 2002, whereas under U.S. GAAP, no inflation adjustment has been recorded.

(i) Deferred income tax

Under U.S. GAAP, the Company calculated the effect of the above-mentioned adjustments on deferred income taxes.

(j) Minority interest

This adjustment represents the effect on minority interest of all the foregoing differences between IFRS and U.S. GAAP.

Column II

Column II reflects the effect of the disbursements under the Credit Facilities (USD1,380 million) and the Subordinated Convertible Loan Agreements (USD594 million) entered into in connection with the Hylsamex acquisition, and the acquisition of Amazonia’s and Ylopa’s shares held by Alfa.

Column III

Column III shows the consolidation of Hylsamex’s balance sheet at June 30, 2005. On August 22, 2005, the Company, together with Siderar, acquired a 99.3% direct and indirect interest in Hylsamex. The Company has subsequently been purchasing shares in the open market, subject to applicable law, and its and Siderar’s indirect interest in Hylsamex has increased to 99.8%. Also on August 22, 2005, the Company acquired an additional 7.5% interest in Amazonia and 11.1% interest in Ylopa owned by Alfa. For these purposes, Hylsamex’s balance sheet has been reconciled from Mexican GAAP into IFRS. These acquisitions were accounted for using the purchase method of accounting. This column includes the effects of acquisition adjustments and the allocation of the purchase price to the respective tangible and intangible assets and liabilities, reflecting their estimated fair values.

(k) This adjustment reflects the increase in Amazonia’s equity interest. Under IFRS, this acquisition has been accounted for following the economic entity model, which accounts for changes in the ownership interest in a subsidiary after obtaining control as a transaction with shareholders and consequently changes in minority interest are accounted for at book value. For U.S. GAAP purposes, the Company applied the provisions contained in SFAS No. 141. Under SFAS No. 141, when a company increases its shareholding interest in a subsidiary, net assets acquired are accounted for at fair value.

The following table shows Hylsamex’s reconciliation from Mexican GAAP into IFRS and the pro forma adjustments:

	At June 30, 2005
In Thousands	Mex GAAP in MXN	Elimination of inflation adjustment	Other IFRS adjustments		IFRS in MXN	IFRS in U.S. dollars(1)	Purchase price allocation adjustments		Hylsamex consolidation
Non-current assets:
Other assets	MXN 339,011	—	MXN (339,011	)(a)	—	—	—		—
Property, plant and equipment, net	20,420,846	MXN(2,164,634)	(1,846,232	)(b)	MXN16,409,980	$1,513,445	$527,832(i	)	$2,041,277
Goodwill	—	—	—		—	—	451,087(2)		451,087
Intangible assets, net	1,469,470	—	(379,759	)(c)	1,089,711	100,501	126,474(j	)	226,975
Other investments	4,623	—	—		4,623	427	—		427
Investments in associated companies	1,260,351	—	(440,490	)(d)	819,861	75,613	(75,613	)(k)	—
Receivables, net	—	—	—		—	—	—		—
Deferred tax assets	61,581	—	—		61,581	5,679	—		5,679

Total non-current assets	MXN23,555,882	MXN(2,164,634)	MXN(3,005,492)		MXN18,385,756	$1,695,665	$1,029,780		$2,725,445
Current assets:
Other assets	13,360	(1,977)	—		11,383	1,048	—		1,048
Other receivables	1,243,439		172,396(e	)	1,415,835	130,578	—		130,578
Inventories	3,920,137	—	(140,224	)(f)	3,779,913	348,610			348,610
Trade receivables	3,370,487	—	—		3,370,487	310,850	(2,432	)(l)	308,418
Other investments	25,186	—	—		25,186	2,323	—		2,323
Cash and cash equivalents	1,584,562	—	—		1,584,562	146,139	(2,196,651)		(2,050,512)

Total current assets	MXN10,157,171	MXN (1,977)	MXN 32,172		MXN10,187,366	$939,548	$(2,199,083)		$(1,259,535)

Total assets	MXN33,713,053	MXN(2,166,611)	MXN(2,973,320)		MXN28,573,122	$2,635,213	$(1,169,303)		$1,465,910

Shareholders’ equity	MXN17,472,514	MXN(2,708,101)	MXN(2,005,309)		MXN12,759,104	$1,176,735	$(1,264,459)		$(87,727)
Minority interest	2,107,173	—	—		2,107,173	194,338	(255,029	)(m)	(60,691)
Non-current liabilities:
Provisions	—	—	—		—	—	—		—
Deferred income tax	2,522,622	822,561	(2,725,731	)(g)	619,452	57,130	215,704(n	)	272,834
Other liabilities	1,231,457	(281,071)	1,757,720(h	)	2,708,106	249,761	—		249,761
Borrowings	5,888,015	—	—		5,888,015	543,035	—		543,035

Total non-current liabilities	MXN 9,642,094	MXN 541,490	MXN (968,011)		MXN 9,215,573	$849,926	$215,704		$1,065,630

Current liabilities:
Provisions	—	—	—		—	—			—
Current tax liabilities	MXN 394,622	MXN —	MXN —		MXN 394,622	$36,395	—		$36,395
Other liabilities	1,270,467	—	—		1,270,467	117,171	$136,913(o	)	254,084
Trade payables	2,015,331	—	—		2,015,331	185,868	(2,432	)(l)	183,436
Borrowings	810,852	—	—		810,852	74,783	—		74,783

Total current liabilities	MXN 4,491,272	—	—		MXN 4,491,272	$414,217	$134,481		$548,698

Total liabilities	14,133,366	541,490	(968,011)		13,706,846	1,264,143	350,186		1,614,328

Total equity and liabilities	MXN33,713,053	MXN(2,166,611)	MXN(2,973,320)		MXN28,573,122	$2,635,213	$(1,169,303)		$1,465,910

(1)	The amounts were translated into U.S. dollars using the exchange rate at the end of the period.
(2)	Represents the difference between the purchase price paid and the fair value of the net tangible and intangible assets acquired. Intangible assets acquired are included in the line Intangible assets, net. The acquisition of Hylsamex (which followed a competitive bidding process in which the other bidders were not able to match the Company’s offer) resulted in significant goodwill as it took place at a moment when steel prices continued to recover after experiencing a downturn in 2003. The acquisition provided the Company with an opportunity to enter the Mexican, U.S. and Canadian steel markets. In addition, Hylsamex is a company with a high level of integration and has access to iron ore used in its Mexican facilities from two proprietary mines. Similarly, the acquisition of additional interests in Sidor and Siderar (from Hylsamex, Hylsamex’s former controlling shareholder and Usiminas, as the case may be) also resulted in significant goodwill.

The following is a summary of significant differences between Mexican Generally Accepted Accounting Principles (Mexican GAAP) and International Financial Reporting Standards (IFRS):

(a)	Corresponds to certain adjustments related to the pension plans.

(b)	This adjustment reflects the elimination of the exchange difference related to the restatement of fixed assets of foreign origin.

(c)	Corresponds to the elimination of preoperating expenses and other expenses that under Mexican GAAP are allowed to be capitalized and amortized over a period of time estimated to generate the income necessary to recover such expenses. Under IFRS, such expenses cannot be capitalized and are expensed as incurred. It also comprises the elimination of debt issuance costs and bank commissions that under Mexican GAAP are capitalized and amortized on a straight-line basis over the life of the bonds and the contracts. Under IFRS, these costs are not related to the acquisition.

(d)	Corresponds to the adjustment to reflect the equity investee in Amazonia under IFRS.

(e)	This adjustment shows the elimination of certain deferred prepaid expenses that under Mexican GAAP are capitalized and amortized over a period of time and certain reclassifications.

(f)	This adjustment shows the valuation inventories at historical cost and certain reclassifications.

(g)	This adjustment represents the effect of the above-mentioned adjustments on deferred income taxes.

(h)	This adjustment represents the effect of the above-mentioned adjustments on deferred employees’ statutory profit sharing.

(i)	Corresponds to the appraisal revaluation of fixed assets to recognize them at fair market value under IFRS.

(j)	Reflects the additional intangible asset that the Company recognized related to the concession rights to exploit the mines. This adjustment was calculated at its fair market value.

(k)	This represents the elimination of equity investment in Amazonia for consolidation purposes.

(l)	Corresponds to a consolidation adjustment to eliminate Hylsamex’s trade receivables and payables with Sidor.

(m)	This adjustment shows the impact in the minority interest as a consequence of the acquisition of the additional 7.5% interest in Amazonia, the minority interest in Hylsamex not acquired in the open market and the 11.1% interest in Ylopa owned by Alfa.

(n)	This adjustment represents the effect of the above-mentioned adjustments on deferred income taxes.

(o)	This adjustment represents the effect of the above-mentioned adjustments on deferred employees’ statutory profit sharing.

Column IV

Column IV gives effect to the acquisition of Usiminas’s interests in Siderar, Amazonia and Ylopa and the contribution of ISL’s interest in Amazonia in exchange for 33,800,735 shares of the Company in accordance with the terms of the Corporate Reorganization Agreement.

(l)	This adjustment shows the impact of the IFRS adjustments in the minority interest as a consequence of the acquisition of Usiminas’s 16.58% and Sivensa’s 3.42% interests in Amazonia and of Usiminas’s 5.32% interest in Siderar.

(m)	Under IFRS the Company accounts for the acquisition of minority interests in subsidiaries at book value, while under U.S. GAAP, the acquisition of a minority interest in a subsidiary is accounted for at fair value. Accordingly, this adjustment represents the difference between the book value and fair value as a consequence of the acquisition of Usiminas’s 16.58% and Sivensa’s 3.42% interests in Amazonia and of Usiminas’s 5.32% interest in Siderar.

Column V

Column V shows the cumulative pro forma effect of the transactions in columns II, III and IV.

Column VI

Column VI gives effect to this offering, the partial payment of indebtedness under the Ternium Credit Facility, the conversion of the indebtedness under the Subordinated Convertible Loans into shares of the Company and the consummation of the remaining transactions contemplated in the Corporate Reorganization Agreement.

(1)	This adjustment gives effect to the payment in cash of the estimated expenses payable by us in connection with this offering.

(2)	This adjustment gives effect to the conversion of the indebtedness under the Subordinated Convertible Loans (USD594 million) into shares of the Company and the sale of shares of the Company for USD500 million in cash, net of the estimated expenses payable by us in connection with this offering.

(3)	This adjustment gives effect to the partial repayment of indebtedness under the Ternium Credit Facility and the conversion of the indebtedness under the Subordinated Convertible Loans into shares of the Company.

Column VII

Column VII shows the cumulative pro forma effect of the transactions in columns V and VI.

Ternium

The following selected combined consolidated financial and other data for Ternium should be read in conjunction with “Management’s Discussion and Analysis of Financial Condition and Results of Operations—Ternium” and “Business” and Ternium’s combined consolidated financial statements and the notes thereto included elsewhere in this prospectus, and are qualified in their entirety by reference to the information therein.

The selected combined consolidated financial data of Ternium have been derived from its combined consolidated financial statements, which are prepared in accordance with IFRS for each of the periods and at the dates indicated. The audited combined consolidated financial statements as of December 31, 2003 and 2004 and for the years then ended and the audited combined consolidated condensed interim financial statements of Ternium as of June 30, 2005 and for the six-month period then ended have been audited by Price Waterhouse & Co. SRL, Argentina, an independent registered public accounting firm. The audited combined consolidated financial statements of Ternium as of December 31, 2003 and 2004 and for the years then ended included in this prospectus combine and consolidate the results and other financial data of each of Siderar, Ylopa and Techintrade, and recognize the investment in Amazonia under the equity method, as of each such date and for each of the periods then ended, on the basis that such companies were under the common control of San Faustín as of each such date and for each such period. The effect of this presentation is to show the combined historical results, financial condition and other data of the various companies under the common control of San Faustín as though these companies had been our subsidiaries at the dates and during the periods presented. The audited combined consolidated condensed interim financial statements of Ternium as of June 30, 2005 and for the six-month period then ended included in this prospectus combine and consolidate, in addition to the consolidated results and other financial data of each of Siderar, Ylopa and Techintrade, the results and other financial data of Amazonia, which company came under the control of San Faustín on February 15, 2005. As a result of the consolidation of Amazonia’s results and other financial data, Ternium’s results and other financial data for the six months ended June 30, 2005 are likely to vary significantly from the results and other financial data for the six months ended June 30, 2004 and for the years ended December 31, 2003 and 2004. Moreover, the results presented for interim periods are not necessarily indicative of results to be expected for the full fiscal years.

IFRS differs in certain significant respects from U.S. GAAP. See notes AP T and 32 and 33 to Ternium’s audited combined consolidated financial statements as of December 31, 2003 and 2004 and for the years then ended and note 17 to Ternium’s combined consolidated condensed interim financial statements as of June 30, 2004 and 2005 and for the six months then ended included in this prospectus, which provide a description of the principal differences between IFRS and U.S. GAAP as they relate to Ternium’s combined consolidated financial statements and a reconciliation to U.S. GAAP of net income and shareholders’ equity for the periods and at the dates indicated therein. For a discussion of the currencies used in this prospectus, exchange rates and accounting principles affecting the financial information contained in this prospectus, see “Exchange Rates” and “Presentation of Financial and Other Information.”

Ternium

	For the year ended December 31,		For the six-month period ended June 30,
In thousands of U.S. dollars (except for per share data)	2003	2004	2004	2005
Selected combined consolidated income statement data

IFRS
Net sales	$1,056,566	$1,598,925	$670,503	$1,827,845
Cost of sales	(671,720)	(965,004)	(381,990)	(905,920)

Gross profit	$384,846	$633,921	$288,513	$921,925
General and administrative expenses	(51,557)	(58,428)	(28,666)	(88,553)
Selling expenses	(62,786)	(60,524)	(30,299)	(96,674)
Other operating (expenses) income, net	(5,721)	(798)	65	(7,797)

Operating income	$264,782	$514,171	$229,613	$728,901

Other financial (expenses) income, net(1)	$1,693	$(1,140)	$(2,762)	$(36,609)
(Loss) income from participation account	73,913	203,429	91,469	(66,114)

Financial (expenses) income, net	$75,606	$202,289	$88,707	$(102,723)

Excess of fair value of net assets acquired over cost	—	—	—	188,356
Equity in (losses) earnings of associated companies	110,250	209,201	104,522	19,123
Income before income tax	450,638	925,661	422,842	833,657
Income tax	(94,087)	(177,486)	(79,081)	(105,717)

Net income for the period/year(2)	$356,551	$748,175	$343,761	$727,940
Attributable to:
Equity holders of the Company	218,215	457,339	211,855	477,609
Minority interest	138,336	290,836	131,906	250,331

	$356,551	$748,175	$343,761	$727,940

Weighted average number of shares outstanding(3)	1,168,943,632	1,168,943,632	1,168,943,632	1,168,943,632
Basic and diluted earning per share for profit attributable to the equity holders of the Company during the period(3)	$0.19	$0.39	$0.18	$0.41

U.S. GAAP
Net sales	$1,056,566	$1,598,925	$670,503	$2,088,778
Net income(4)	264,173	424,655	192,244	305,851

(1)	Other financial (expenses) income, net includes the following: interest expense, interest income, net foreign exchange transaction (losses) gains and changes in fair value of derivative instruments, bank commissions and other bank charges and others.
(2)	For IFRS purposes, net income for the period is shown gross of the interest of minority shareholders in controlled subsidiaries. The portion of net income attributable to the equity holders of the Company and to minority shareholders is disclosed separately. Under U.S. GAAP, net income for the period is shown net of minority interest.
(3)	Ternium’s combined earnings per share for each of the periods presented have been calculated based on the assumption that 1,168,943,632 shares were issued and outstanding in each of the periods presented. See “Formation of Ternium and Related Party Transactions—Corporate reorganization transactions.”
(4)	We are not presenting net income from continuing operations since it is identical to net income for all periods presented.

Ternium

	At December 31,		At June 30,
In thousands of U.S. dollars	2003	2004	2005
Selected combined consolidated balance sheet data

IFRS
Non-current assets	$1,610,810	$1,728,410	$3,595,674
Property, plant and equipment, net	1,275,699	1,244,691	3,508,133
Other non-current assets	335,111	483,719	87,541
Current assets	576,078	918,220	1,723,278
Cash and cash equivalents	129,020	194,875	586,012
Other current assets	447,058	723,345	1,137,266
Total assets	2,186,888	2,646,630	5,318,952
Capital and reserve attributable to equity holders	701,821	1,026,725	1,443,473
Minority interest	550,264	745,126	2,114,883

Non-current liabilities	677,649	359,510	980,931
Borrowings	283,914	1,008	239,123
Deferred income tax	374,907	337,473	603,972
Other non-current liabilities	18,828	21,029	137,836

Current liabilities	257,154	515,269	779,665
Borrowings	80,238	121,998	204,216
Other current liabilities	176,916	393,271	575,449

Total liabilities	934,803	874,779	1,760,596
Total equity and liabilities	2,186,888	2,646,630	5,318,952

U.S. GAAP
Total assets	1,201,734	2,115,271	3,459,060
Non current liabilities	311,054	44,647	393,182
Total shareholders’ equity	382,703	954,255	733,772

	For the year ended December 31,		For the six-month period ended June 30,
In thousands of U.S. dollars (except total production and employee data)	2003	2004	2005
Other information (IFRS)
Depreciation and amortization	$85,479	$99,192	$117,628
Net cash provided by operating activities	346,318	517,565	601,136
Net cash provided by (used in) investment activities	(157,796)	(91,701)	8,793
Net cash used in financing activities	(171,961)	(359,887)	(490,193)

Operating data (unaudited)
Total production of flat and long steel products (in thousands of tons)	2,471	2,268	2,367
Employees (at period end)	4,795	4,791	10,436

Amazonia

The following selected consolidated financial and other data for Amazonia should be read in conjunction with “Management’s Discussion and Analysis of Financial Condition and Results of Operations—Amazonia” and “Business” and Amazonia’s consolidated financial statements and the notes thereto included elsewhere in this prospectus, and are qualified in their entirety by reference to the information therein.

The selected consolidated financial data of Amazonia have been derived from its consolidated financial statements, which have been specially prepared for use in this prospectus in accordance with IFRS for each of the periods and at the dates indicated. The audited consolidated financial statements as of December 31, 2003 and 2004 and for the two years in the period ended December 31, 2004 included in this prospectus have been audited by Price Waterhouse & Co. SRL, Argentina, an independent registered public accounting firm. The combined consolidated financial statements of Ternium as of December 31, 2003 and 2004, and for the periods then ended, do not combine or consolidate such financial statements. According to Rule 3-09 of Regulation S-X, we are required to file separate financial statements of significant equity investees, such as Amazonia.

IFRS differs in certain significant respects from U.S. GAAP. See note 37 to Amazonia’s consolidated financial statements included in this prospectus, which provides a description of the principal differences between IFRS and U.S. GAAP as they relate to Amazonia’s consolidated financial statements and a reconciliation to U.S. GAAP of net income and shareholders’ equity for the periods and at the dates indicated therein. For a discussion of the currencies used in this prospectus, exchange rates and accounting principles affecting the financial information contained in this prospectus, see “Exchange Rates” and “Presentation of Financial and Other Information.”

Amazonia

	For the year ended December 31,
In thousands of U.S. dollars	2003	2004
Selected consolidated income statement data

IFRS

Net sales	$1,203,638	$1,914,308
Cost of sales	(731,254)	(816,831)

Gross profit	$472,384	$1,097,477
General and administrative expenses	(127,134)	(138,006)
Selling expenses	(116,141)	(145,712)
Other operating (expenses) income, net	(13,827)	(18,383)

Operating income	$215,282	$795,376

Other financial (expenses) income, net	(292,017)	(178,917)
Loss from participation account	(124,785)	(343,556)

Financial (expenses) income, net	$(416,802)	$(522,473)
Gain on restructuring of debt	508,005	—

Equity in loss of associated companies	—	(1,238)
Income before income tax and asset tax (expense) benefit	306,485	271,665
Income tax and asset tax (expense) benefit	73,051	(8,342)

Net income for the year(1)	$379,536	$263,323

Attributable to:
Equity holders of the Company	367,080	146,324
Minority interest	12,456	116,999

	$379,536	$263,323

U.S. GAAP
Net sales	$1,203,638	$1,914,308
Net income(1)(2)	320,064	318,540

(1)	For IFRS purposes, net income for the period is shown gross of the interest of minority shareholders in controlled subsidiaries. The portion of net income attributable to the equity holders of the Company and to minority shareholders is disclosed separately. Under U.S. GAAP, net income for the period is shown net of minority interest.
(2)	We are not presenting net income from continuing operations since it is identical to net income for all periods presented.

Amazonia

	At December 31,
In thousands of U.S. dollars	2003	2004
Selected consolidated balance sheet data

IFRS
Non-current assets	$2,119,597	$1,775,801
Property, plant and equipment, net	2,111,055	1,716,925
Other non-current assets	8,542	58,876
Current assets	519,663	881,875
Cash and cash equivalents	103,912	211,481
Other current assets	415,751	670,394
Total assets	2,639,260	2,657,676
Shareholders’ equity	723,545	746,157
Minority interest	577,194	595,912

Non-current liabilities	959,664	693,640
Borrowings	799,067	529,312
Deferred income tax	43,951	39,653
Other non-current liabilities	116,646	124,675

Current liabilities	378,857	621,967
Borrowings	84,328	216,713
Other current liabilities	294,529	405,254

Total liabilities	1,338,521	1,315,607
Total equity and liabilities	2,639,260	2,657,676

U.S. GAAP
Total assets	$1,520,597	$2,034,245
Non-current liabilities	972,010	714,954
Total shareholders’ equity	45,206	351,537

	For the year ended December 31,
In thousands of U.S. dollars (except total production and employee data)	2003	2004
Other information (IFRS)
Depreciation and amortization	$143,996	$118,101
Net cash flows provided by operating activities	246,290	415,443
Net cash flows used in investment activities	(59,386)	(140,582)
Net cash flows used in financing activities	(148,363)	(149,974)

Operating Data (unaudited)
Total production of flat and long steel products (in thousands of tons)	2,818	3,057
Employees (at period end)	5,693	5,678

Hylsamex

The following selected consolidated financial and other data for Hylsamex should be read in conjunction with “Management’s Discussion and Analysis of Financial Condition and Results of Operations—Hylsamex” and Hylsamex’s consolidated financial statements and the notes thereto included elsewhere in this prospectus, and are qualified in their entirety by reference to the information therein. The Company acquired Hylsamex subsequently to the periods presented in Hylsamex’s consolidated financial statements included herein, and neither San Faustín nor any of its affiliates controlled or managed Hylsamex during the periods presented in such financial statements. Accordingly, except for the restatement into constant Mexican pesos as of June 30, 2005, such financial statements were not prepared by or at the direction of the Company.

The selected consolidated financial data of Hylsamex have been derived from its consolidated financial statements, which are prepared in accordance with Mexican GAAP for each of the periods and at the dates indicated, in each case restated in constant Mexican pesos as of June 30, 2005. The audited consolidated financial statements as of December 31, 2003 and 2004 and for the years ended December 31, 2002, 2003 and 2004 have been audited by PricewaterhouseCoopers SC, Mexico, an independent registered public accounting firm. The results presented for interim periods are not necessarily indicative of the results to be expected for the full fiscal years.

Mexican GAAP differs in certain significant respects from U.S. GAAP. See note 16 to Hylsamex’s consolidated financial statements included in this prospectus, which provides a description of the principal differences between Mexican GAAP and U.S. GAAP as they relate to Hylsamex’s consolidated financial statements and a reconciliation of net income and shareholders’ equity to U.S. GAAP for the periods and at the dates indicated therein. For a discussion of currencies used in this prospectus, exchange rates and accounting principles affecting the financial information contained in the prospectus, see “Exchange Rates” and “Presentation of Financial and Other Information.”

Hylsamex

	For the year ended December 31,				For the six-month period ended June 30,
In millions of constant Mexican pesos as of June 30, 2005	2003		2004		2004		2005
Consolidated Income Statement Data
Mexican GAAP
Net sales	MXN	16,948	MXN	26,986	MXN	12,355	MXN	13,207
Cost of sales		(14,940)		(18,093)		(8,468)		(9,601)

Gross margin	MXN	2,008	MXN	8,893	MXN	3,887	MXN	3,606
Operating expenses		(1,270)		(1,435)		(697)		(879)

Operating income	MXN	738	MXN	7,458	MXN	3,190	MXN	2,727
Other income (expense), net		(38)		(50)		(41)		16
Comprehensive financing expenses, net		(1,642)		(646)		(516)		(140)
Equity in net income (losses) of associated company		318		788		302		253

Income (loss) before the following provisions	MXN	(624)	MXN	7,550	MXN	2,935	MXN	2,856
Income tax and asset tax		(224)		(902)		(712)		(691)
Employees’ profit sharing		(18)		(359)		(19)		(117)

Consolidated net income (loss)	MXN	(866)	MXN	6,289	MXN	2,204	MXN	2,048
Net income (loss) corresponding to minority interest		18		51		(47)		(52)

Net income (loss) corresponding to majority interest	MXN	(884)	MXN	6,238	MXN	2,157	MXN	1,996

U.S. GAAP
Net sales	MXN	16,948	MXN	26,986	MXN	12,355	MXN	13,207
Net income(1)		(1,382)		6,586		2,455		2,255

(1)	We are not presenting net income from continuing operations since it is identical to net income for all periods presented.

Hylsamex

	At December 31,				At June 30,
In millions of constant Mexican pesos as of June 30, 2005	2003		2004		2005
Consolidated Balance Sheet Data

Mexican GAAP
Current assets	MXN	7,004	MXN	10,243	MXN	10,157
Cash and cash equivalents		1,018		1,425		1,585
Other current assets		5,986		8,818		8,572

Non-current assets		24,684		24,143		23,556
Property, plant and equipment		21,753		20,897		20,421
Other non-current assets		2,931		3,246		3,135
Total assets		31,688		34,386		33,713

Current liabilities		3,819		4,575		4,491
Current portion of long-term debt		776		334		782
Other current liabilities		3,043		4,241		3,709

Non-current liabilities		16,728		11,100		9,642
Long-term debt		12,322		7,220		5,888
Notes payable to Alfa		487		—		—
Deferred income tax		2,530		2,720		2,523
Estimated liabilities for seniority premiums and pension plans		1,389		1,160		1,231

Total liabilities		20,547		15,675		14,133

Total majority interest		9,159		16,650		17,472
Minority interest in subsidiaries		1,982		2,061		2,108

Total liabilities, minority interest and shareholders’ equity	MXN	31,688	MXN	34,386	MXN	33,713

U.S. GAAP
Total assets	MXN	30,787		MXN 34,320		MXN 33,464
Non-current liabilities		18,268		12,868		11,335
Shareholders’ equity		6,718		14,816		15,530

In millions of constant Mexican pesos as of June 30, 2005 (except for total production and employee data)	For the year ended December 31,				For the six-month period ended June 30,
	2003		2004		2005
Other information (Mexican GAAP)
Depreciation and amortization	MXN	1,449	MXN	1,439	MXN	741
Resources provided by operations		421		5,304		2,520
Resources (used in) provided by financing activities		664		(4,390)		(2,004)
Resources used in investing activities		(709)		(505)		(356)

Operating data (unaudited)
Total production of flat and long steel products (in thousands of tons)		2,511		3,303		1,460
Employees (at period end)		7,219		7,386		7,409

MANAGEMENT’S DISCUSSION AND ANALYSIS OF

FINANCIAL CONDITION AND RESULTS OF OPERATIONS

Ternium

The following discussion and analysis should be read in conjunction with Ternium’s combined consolidated financial statements and the related notes thereto included elsewhere in this prospectus. The following discussion is not based on the unaudited pro forma combined consolidated financial information included elsewhere herein. Ternium prepares its combined consolidated financial statements in conformity with IFRS, which differs in certain significant respects from U.S. GAAP. See notes AP T and 32 and 33 to Ternium’s audited combined consolidated financial statements as of December 31, 2003 and 2004 and for the years then ended and note 17 to Ternium’s combined consolidated condensed interim financial statements as of June 30, 2004 and 2005 and for the six months then ended included in this prospectus, which include a description of the principal differences between IFRS and U.S. GAAP as they relate to Ternium’s combined consolidated financial statements and a reconciliation of net income and shareholders’ equity for the periods and at the dates indicated.

The combined consolidated financial statements of Ternium discussed in this section combine and consolidate the results and other financial data of each of Siderar, Ylopa and Techintrade, and recognize the investment in Amazonia under the equity method, as of each such date and for each of the periods then ended, on the basis that such companies were under the common control of San Faustín as of each such date and for each such period. The effect of this presentation is to show the combined historical results, financial condition and other data of the various companies under the common control of San Faustín as though these companies had been our subsidiaries at the dates and during the periods presented. The combined consolidated condensed interim financial statements of Ternium discussed in this section combine and consolidate, in addition to the consolidated results and other financial data of each of Siderar, Ylopa and Techintrade, the results and other financial data of Amazonia, which company came under the control of San Faustín on February 15, 2005. As a result of the consolidation of Amazonia’s results and other financial data, Ternium’s results and other financial data for the six months ended June 30, 2005 are likely to vary significantly from the results and other financial data for the six months ended June 30, 2004 and for the years ended December 31, 2003 and 2004.

Accordingly, the following discussion should also be read in conjunction with the consolidated financial statements and discussion and analysis of the financial condition and results of operations of Amazonia included elsewhere in this prospectus, which provide further detail regarding the trends that affected Amazonia’s financial condition and results of operation during the periods prior to its consolidation. Moreover, Ternium’s combined consolidated financial statements have been prepared as if the Company had been in existence at all dates and during all periods presented and include the accounts of its direct and indirect subsidiaries and its interests and investments in associated companies contributed by the Techint Group in connection with the corporate reorganization. See “Formation of Ternium and Related Party Transactions—Corporate reorganization transactions.” Ternium’s combined consolidated financial statements may not reflect what the historical results of operations and financial condition would have been if the corporate reorganization had been in place as of such dates and if we had operated on that basis during such periods, nor are they necessarily indicative of future results.

Overview

Ternium is one of the leading flat and long steel producers in Latin America and a strong competitor in the Americas, with strategic presence in several major steel markets through a broad network of distribution, sales and marketing offices.

Ternium primarily sells its steel products in the regional markets of North, Central and South America, where it can leverage its strategically-located manufacturing facilities to provide specialized products and delivery services to its clients. We believe that Ternium is the leading supplier of flat steel products in Argentina, through its subsidiary Siderar, and of flat and long steel products in Venezuela, through Amazonia’s subsidiary Sidor. Amazonia became a subsidiary of Ternium on February 15, 2005, after the capitalization of certain debt instruments convertible into shares of Amazonia. Ternium also maintains a strategic presence in several other major steel markets, such as Europe, Asia (mainly China) and Africa, through its broad network of commercial offices, which allows it to reach clients outside its regional markets with a comprehensive range of products and services and place products in case of slower demand in domestic economies, achieve improved effectiveness in the supply of its products and maintain a fluid commercial relationship with its clients by providing continuous services and assistance. In addition, Ternium is a competitive player in the international trade market for flat and long steel products. With the acquisition of Hylsamex, the Mexican steel company acquired in August 2005, we believe that Ternium has become a significant competitor in the Mexican market for flat and long steel products and has enhanced its position as an international steel producer.

Ternium’s revenues are affected by general global trends in the steel industry and more specifically by the economic conditions in the countries in which it has manufacturing operations and where its clients are located. Ternium’s revenues are also strongly impacted by events that affect the price and availability of raw materials and energy inputs needed for its operations. Furthermore, due to the highly cyclical nature of the steel industry, recent results may not be indicative of future performance, and historical results may not be comparable to future results. Investors should not rely on the results of a single period, particularly a period of peak prices, as an indication of Ternium’s annual results or future performance. The variables and trends mentioned below could also affect the results of its investments in steel related companies. See “Business—Ternium’s business strategy.”

Ternium’s primary source of revenue is the sale of flat and long steel products.    Management expects sales of flat and long steel products to continue to be Ternium’s primary source of revenue. The global market for such steel products is highly competitive, with the primary competitive factors being price, cost, product quality and customer service. Ternium sells its products in several countries worldwide; however, the majority of such sales are concentrated in the Americas. Specifically, Ternium’s largest markets are concentrated in Argentina and Venezuela, where its manufacturing subsidiaries are located. After the acquisition of Hylsamex, Mexico will also become one of its primary markets.

Ternium’s results are sensitive to economic activity, steel consumption, prices in the international steel markets and trends in the steel industry.    Ternium’s results of operations primarily depend on economic conditions in Argentina and Venezuela (where Ternium is a leading manufacturer and supplier), and, to a lesser extent, on economic conditions in international and regional markets such as Mercosur, the Andean Community and NAFTA. Historically, annual steel consumption in the countries where Ternium operates has varied at a rate that is linked to the annual change in each country’s gross domestic product and per capita disposable income. Recently, worldwide economic growth and favorable economic developments throughout the Americas resulted in increases in investments and in per capita disposable income, which in turn contributed to increased overall demand for Ternium’s products. For example, apparent consumption of finished steel products in Argentina increased by 24.1% during 2004 due to the sustained recovery in the Argentine economy, mainly in the industrial activity, agriculture, construction and automotive sectors.

In addition, steel prices worldwide are determined by global trends of supply and demand. A decline in global steel prices generally leads to a decrease in the prices of Ternium’s products and, consequently, to a decline in revenues and profitability. As a result of the general excess capacity in the industry, the world steel industry was subject to substantial downward pricing pressure, which negatively impacted the results of steel companies in the second half of 2000 and the entire year of 2001. International steel prices generally improved beginning in 2003, driven by a strong increase in global demand fostered by economic growth in Asia and an indication of economic recovery in the United States. However, this new period of high prices for steel have encouraged reactivation of and investment in production capacity, and, consequently, oversupply has led to a decline in steel prices beginning in the last quarter of 2004.

Furthermore, there has been a trend in recent years toward steel industry consolidation among Ternium’s competitors. For example, Aceralia, Arbed and Usinor merged in February 2002 to create Arcelor, and LNM

Holdings and Ispat International merged in October 2004 to create Mittal Steel, which subsequently acquired International Steel Group. Consolidation has enabled steel companies to lower their production costs and allowed for more stringent supply-side discipline, including through selective capacity closures. Competition from global steel manufacturers with expanded production capacity such as Mittal Steel and Arcelor, and new market entrants, especially from China, could result in significant price competition, declining margins and reductions in revenue.

Ternium’s production costs are generally sensitive to the international prices of raw materials and energy, which reflect supply and demand factors in the global steel industry.    Ternium purchases substantial quantities of raw materials, including iron ore, coal, ferroalloys and scrap, for use in the production of its steel products. The availability and price of these inputs vary according to general market and economic conditions and thus are influenced by industry cycles. Since 2003, the recovery of the U.S. economy, an unprecedented demand for steel in China and shortage of shipping capacity resulted in a tight market for raw materials globally. These factors contributed to a strong boost in the prices of raw materials globally. In addition to raw materials, natural gas and electricity are both important components of Ternium’s cost structure. In 2003 and 2004, international energy prices rose substantially from the levels that had prevailed in the previous four years, reflecting higher demand for energy inputs. Moreover, an energy crisis, like that affecting Argentina since 2003, or any other disruption in the supply of natural gas or electricity, could force Ternium to acquire energy from alternative sources and could negatively impact Ternium’s costs.

Ternium’s revenues could be affected by competition from imports and dumping conditions.    Ternium’s ability to profitably access the export markets varies with the value of the local currencies where it operates, the strength of the economies of the countries to which it exports and overall steel prices. Ternium’s ability to sell its products is influenced to varying degrees by trends in global trade for steel products, particularly trends in imports of steel products into its principal markets. During 2001, a period of strong over-supply, several anti-dumping measures were imposed in several countries in which Ternium operates (including Argentina, Venezuela and, since the acquisition of Hylsamex, Mexico) to prevent foreign steel producers from “dumping” certain steel products in local markets. The recovery in global economic conditions since 2003 and strong Chinese demand reduced the previously strong competition in the international exports markets. As a consequence, several countries reduced or eliminated the protective measures established in prior years. However, a number of other trade restrictions, both in Ternium’s local and export markets, remain in place.

Prevailing exchange rates have had an impact on Ternium’s results in the past and could impact results again in the future.    Ternium’s operating subsidiaries have primarily U.S. dollar-denominated revenues (other than revenues from domestic sales in Mexico), while a significant portion of their costs are denominated in local currency in the markets where they operate. As a result, Ternium’s income is affected by the fluctuation of each local currency against the U.S. dollar. If the local currency appreciates, Ternium receives less local currency for each U.S. dollar of export revenue and imports become cheaper in local currency terms; these factors tend to place a ceiling on domestic prices. However, if the local currency depreciates, as occurred in Argentina in 2002, local costs become cheaper, while imported raw materials become more expensive. Ternium manages this risk through specific hedges to the extent management considers appropriate. The Argentine peso/U.S. dollar exchange rate was relatively stable throughout 2004, with frequent interventions by the Argentine Central Bank to maintain the exchange rate at a level close to ARP2.90/USD. The Venezuelan bolívar/U.S. dollar exchange rate was set by the Venezuelan government at a rate of VEB1,917/USD in February 2004 and remained unchanged until March 2005, when it was set at VEB2,147/USD. The Mexican peso fluctuated during 2004, averaging MXN11.29/USD. See “Exchange Rates.”

Ternium’s net income in 2004 benefited from a strong gain, including non-recurring items, arising from the improved results of Amazonia’s operating subsidiary, Sidor.    As discussed elsewhere, we have an indirect investment in Sidor through Amazonia, including through convertible debt held by Ylopa that was subsequently converted into equity of Amazonia in February 2005. Given the adverse trends in steel markets during 2001 and 2002, Sidor experienced significant financial constraints, which led to a default on its debt obligations and a subsequent financial restructuring of Sidor’s and Amazonia’s debt. Ternium’s results in 2004 showed the positive impact of this financial restructuring, as well as more favorable market conditions for Sidor’s products starting in 2003. In 2004 Ternium recorded a non-recurring gain of USD148.3 million following the reversal of an impairment provision which we recorded on our investment in Amazonia in 2003.

The consolidation of Amazonia’s results beginning on February 15, 2005 changes the treatment of compensation payable to participants in Sidor’s and Amazonia’s 2003 debt restructuring.    As discussed elsewhere in this prospectus, in connection with their participation in Sidor’s and Amazonia’s 2003 debt restructuring, the Venezuelan government and certain partners of Amazonia (through Ylopa) are entitled to receive compensation in the form of cash payments made by Sidor on a quarterly basis pursuant to a participation agreement. Prior to December 31, 2004, the cash payments received by Ternium were part of its financial income. Following the consolidation of Amazonia’s results beginning on February 15, 2005, such financial income is eliminated in consolidation; however, the cash amounts paid or payable in the future to the Venezuelan government are part of Ternium’s financial expense. See “Business—Subsidiaries—Amazonia, Ylopa and Sidor—Amazonia.”

Basis of preparation of financial statements

Ternium’s operating and financial review and prospects are based on Ternium’s combined consolidated financial statements, which have been prepared in accordance with IFRS, including IFRS 1, “First-time Adoption of IFRS.” The use of IFRS has an impact on Ternium’s critical accounting policies and estimates. The application of U.S. GAAP would have affected the determination of combined consolidated net income (loss) for the periods ended December 31, 2003 and 2004 and June 30, 2004 and 2005, and the determination of combined consolidated shareholders’ equity and combined consolidated financial position as of December 31, 2003 and 2004 and June 30, 2004 and 2005. See notes AP T and 32 and 33 to Ternium’s combined consolidated financial statements and note 17 to Ternium’s combined consolidated condensed interim financial statements included in this prospectus, which provide a reconciliation to U.S. GAAP of Ternium’s net income and shareholders’ equity.

Associated companies are accounted for under the equity method, which means that their profits net of losses are incorporated into Ternium’s combined consolidated profit and loss accounts in proportion to the aggregate voting interest owned by Ternium in the relevant company or entity from time to time. See note 8 to Ternium’s combined consolidated financial statements. Ternium’s combined consolidated financial statements account for Amazonia, Sidor and Matesi under the equity method of accounting. Certain eliminations of all material intercompany transactions and balances between the Company and the other combined companies and their respective subsidiaries have been made.

Critical accounting estimates

The preparation of Ternium’s financial statements requires management to make estimates and judgments that affect the reported amounts of assets, liabilities, revenues and expenses, and the related disclosure of contingent assets and liabilities. Management bases its estimates on the historical experience of the Ternium companies and on other assumptions that it believes to be reasonable under the circumstances and evaluates these estimates on an ongoing basis. Actual results may differ from these estimates under different assumptions or conditions.

We believe the following critical accounting policies and estimates reflect the significant judgments and estimates used in the preparation of Ternium’s combined consolidated financial statements. We believe that changes in these assumptions and estimates are not likely to have a material impact on our combined consolidated financial statements.

Useful lives and impairment of property, plant and equipment

As permitted under IFRS 1—“First Time Adoption of IFRS,” management has elected to use the fair value of its property, plant and equipment as at January 1, 2003 as its “deemed cost.” In determining useful lives and impairment estimates, management considered, among others, the following factors: age, operating condition and level of usage and maintenance. Management conducted visual inspections for the purpose of (i) determining whether the current conditions of such assets are consistent with normal conditions of assets of similar age; (ii) confirming that the operating conditions and levels of usage of such assets are adequate and consistent with their design; (iii) establishing obsolescence levels and (iv) estimating expectancy, all of which were used in determining useful lives and impairment estimates. Management believes, however, that it is possible that the periods of economic utilization of property, plant and equipment may be longer than the useful lives so determined. In addition, management must periodically test its property, plant and equipment for impairment and, as a result, an impairment in value can be established. Impairments may result from, among other factors, changes in usage level and maintenance capital expenditure policies, obsolescence and external factors (including increases in input prices that would affect the profitability of the selected fixed assets). Any such impairment charges could have a material adverse effect on Ternium’s results of operation, financial condition and net worth. Management believes that this accounting policy involves a critical accounting estimate because it is subject to change from period to period as a result of variations in economic conditions and business performance.

Allowances for doubtful accounts

Management makes estimates of the uncollectibility of our accounts receivable. Management analyzes our trade accounts receivable on a regular basis and, when aware of a third party’s inability to meet its financial commitments to us, management impairs the amounts due by means of a charge to the allowance for doubtful accounts. Management specifically analyzes accounts receivable and historical bad debts, customer concentrations, customer creditworthiness, current economic trends and changes in customer payment terms when evaluating the adequacy of the allowance for doubtful accounts.

In addition, a charge to the allowance for doubtful accounts is recognized when a customer makes a claim in connection with an order that has been invoiced and management estimates that, despite its efforts, we are unlikely to collect the full amount of the invoice.

Allowances for doubtful accounts are adjusted periodically in accordance with the aging of overdue accounts. For this purpose, trade accounts receivable overdue by more than 90 days, and which are not covered by a credit collateral, guarantee or similar surety, are fully provisioned.

Historically, losses due to credit failures, aging of overdue accounts and customer claims have been within expectations and in line with the provisions established. If, however, circumstances were to materially change (e.g., higher than expected defaults), management’s estimates of the recoverability of amounts due to us could be materially reduced and our results of operations, financial condition and net worth could be materially and adversely affected.

Loss contingencies

We are subject to various claims, lawsuits and other legal proceedings that arise in the ordinary course of our business, including customer claims in which a third party is seeking reimbursement or indemnity. Our liability with respect to such claims, lawsuits and other legal proceedings cannot be estimated with certainty. Periodically, management reviews the status of each significant matter and assesses potential financial exposure. If the potential loss from the claim or proceeding is considered probable and the amount can be reasonably estimated, liability is recorded. Management estimates the amount of such liability based on the information available and the assumptions and methods it has concluded are appropriate, in accordance with the provisions of IFRS. Accruals for such contingencies reflect a reasonable estimate of the losses to be incurred based on information available, including the relevant litigation or settlement strategy, as of the date of preparation of the applicable financial statement. As additional information becomes available, management will reassess its evaluation of the pending claims, lawsuits and other proceedings and revise its estimates.

With respect to the loss contingencies described in our financial statements, we do not expect to incur any losses exceeding the amounts accrued as of December 31, 2004 or June 30, 2005 that would be material relative to our consolidated financial position, results of operation or liquidity as of such dates. However, if reserves prove to be inadequate and we incur a charge to earnings, such charges could have a material adverse effect on our results of operation, financial condition and net worth.

Impairment of long-term investments

Management records an investment impairment charge when it believes an investment has experienced a decline in value that is other than temporary. Future adverse changes in market conditions or poor operating results of these investments could result in losses or an inability to recover the carrying value of the investments that may not be reflected in an investment’s current carrying value, thereby possibly requiring an impairment charge in the future.

As a consequence of certain adverse economic and financial factors experienced by Amazonia in connection with its investment in Sidor, as of December 31, 2003, Ternium recorded an allowance of USD148.3 million to account for potential losses in the value of this investment. In 2004, due to improved performance, Ternium (based on estimates prepared by its management) reversed the impairment provision recorded in previous years on its investment in Sidor. For the purpose of conducting impairment tests, the fair value of the subsidiary was determined using the discounted cash flow method, based on financial projections and on a discount rate using market parameters. Therefore, the impairment on our investment in Amazonia was reversed. See note 12 to Ternium’s combined consolidated financial statements for further reference regarding our investment in Amazonia.

Allowance for obsolescence of supplies and spare parts and slow-moving inventory

Management makes estimates of the recoverability of our inventories of supplies and spare parts based on the following criteria:

•	analysis of the aging of the supplies and spare parts; and

•	analysis of the capacity of materials to be used according to their level of preservation and of their potential obsolescence due to technological changes in the mills.

In addition, in our manufacturing facilities an allowance for slow-moving inventory is made in relation to finished goods based on management’s analysis of their aging and market conditions. For this purpose, stocks of finished goods held in inventory for more than six months before the applicable reporting date are valued at their estimated recoverable value.

Historically, losses due to obsolescence and scrapping of inventory have been within expectations and the provisions established. If, however, circumstances were to materially change (e.g., significant changes in market conditions or in the technology used in the mills), management’s estimates of the recoverability of these inventories could be materially reduced and our results of operations, financial condition and net worth could be materially and adversely affected.

Income taxes

Management calculates present and deferred income taxes according to the tax laws applicable to our subsidiaries in the countries in which such subsidiaries operate. However, certain adjustments necessary to determine the income tax provision are finalized only after the balance sheet is issued. In cases in which the final tax outcome is different from the amounts that were initially recorded, such differences will impact the income tax and deferred tax provisions in the period in which such determination is made. When assessing the recoverability of deferred tax assets, management considers the scheduled reversal of deferred tax liabilities, projected future taxable income and tax planning strategies. Based on those estimates, management recorded a valuation allowance for a total of USD271.0 million at June 30, 2005. The following table sets forth the composition of deferred tax asset impairment for the periods indicated.

Impairment of deferred tax assets

For the period ended June 30, 2005
Tax loss carryforwards	$223.4
Income tax incentive regime	32.1
Asset tax credits	15.5
Total	$271.0

Results of operations

The following table sets forth certain operating information of Ternium as a percentage of net sales for the periods indicated.

	For the year ended December 31,		For the six-month period ended June 30,
	2003	2004	2004	2005
Percentage of net sales
Net sales	100.0%	100.0%	100.0%	100.0%
Cost of sales	(63.6)%	(60.4)%	(57.0)%	(49.6)%

Gross profit	36.4%	39.6%	43.0%	50.4%
General and administrative expenses	(4.9)%	(3.7)%	(4.3)%	(4.8)%
Selling expenses	(5.9)%	(3.8)%	(4.5)%	(5.3)%
Other operating (expenses) income, net	(0.5)%	0.0%	0.0%	(0.4)%

Operating income	25.1%	32.2%	34.2%	39.9%
Financial (expense) income, net	7.2%	12.7%	13.2%	(5.6)%

Excess of fair value of net assets acquired over cost	—	—	—	10.3%
Equity in earnings of associated companies	10.4%	13.1%	15.6%	1.0%
Income before income tax	42.7%	57.9%	63.1%	45.6%
Income tax	(8.9)%	(11.1)%	(11.8)%	(5.8)%

Net income for the period/year	33.7%	46.8%	51.3%	39.8%

Attributable to:
Equity holders of the Company	20.7%	28.6%	31.6%	26.1%
Minority interest	13.1%	18.2%	19.7%	13.7%

Six-month period ended June 30, 2005 compared to six-month period ended June 30, 2004

Due to the consolidation of Amazonia, which we began consolidating on February 15, 2005, the financial data for the six-month period ended June 30, 2005 are likely to vary significantly from the financial data for the six-month period ended June 30, 2004. In that sense, the consolidation of Amazonia resulted, among other things, in the elimination of intercompany sales between Sidor and Ternium’s subsidiaries, following which trading activities are no longer material.

Overview

Ternium’s net income attributable to equity holders increased from the USD211.9 million reported for the six-month period ended June 30, 2004 to USD477.6 million for the six-month period ended June 30, 2005. This

125.4% increase was the result of a significant improvement of Sidor’s and Siderar’s operating results and a non-recurring gain in an amount of USD188.4 million recorded upon the conversion, in February 2005, of a convertible loan granted by Ylopa into Amazonia shares, which were partially offset by an increase of USD191.4 million in financial expense mainly arising from the payment of compensation to certain participants in Sidor’s 2003 financial restructuring and higher results attributable to minority interest.

Cash and cash equivalents as of June 30, 2005 were USD586.0 million, compared to USD194.9 million as of December 31, 2004. The increase of USD391.1 million was mainly due to the generation of cash from operating activities in an amount of USD601.1 million and the increase due to the acquisition of Amazonia of USD305.3 million, of which USD81.4 million was applied to investments in fixed and intangible assets, USD264.8 million (net) was used in the repayment of financial debt and USD280.1 million was used in dividends and other distributions to equity holders of the Company, its subsidiaries and other associated companies.

Net sales

Net sales in the first six months of 2005 totaled USD1,827.8 million, a 172.6% increase from the USD670.5 million in the first six months of 2004. This significant increase was primarily due to the consolidation of Amazonia’s net sales for the first six months of 2005 of USD851 million (net of intercompany transactions), together with a 45.7% increase in Ternium’s sales of USD306 million, due to higher average selling prices for steel products and higher sales volumes.

The table below shows Ternium’s sales by product and market for the periods indicated.

	For the six-month period ended June 30,
Thousands of U.S. dollars	2004	2005
Flat Steel Product Sales

South and Central America	$480,218	$1,089,532
North America	17,125	284,487
Europe	53,239	170,283
Other	16,097	40,084

Total Flat Steel Products Sales	$566,678	$1,584,386

Long Steel Product Sales

South and Central America	—	132,815
North America	—	36,891
Europe	—	—
Other	—	—

Total Long Steel Products Sales	—	$169,706

Trading and Other Sales(1)

South and Central America	$40,093	$73,361
North America	46,101	392
Europe	8,419	—
Other	9,211	—

Total Trading and Other Sales	$103,825	$73,753

Total Sales	$670,503	$1,827,845

(1)	The item “Trading and Other Sales” includes mainly trading activities for the six-month period ended June 30, 2004 and includes pig iron and pellets for the six-month period ended June 30, 2005, reflecting the consolidation of Amazonia’s results.

In the six months ended June 30, 2005, Ternium derived the majority of its revenues (approximately 87%) from sales of flat steel products. Total sales of flat steel products increased significantly from USD566.7 million in the first six months of 2004 to USD1,584.4 million in the first six months of 2005. USD636.4 (net of intercompany transactions) resulted from the consolidation of Amazonia’s results, while USD381.3 million resulted from higher sales prices and volumes.

After the consolidation of Amazonia’s results in Ternium’s results for the first six months of 2005, sales of long steel products for this period totaled USD169.7 million (no such sales were recorded in the first six months of 2004).

Trading and other products sales decreased from USD103.8 million in the first six months of 2004 to USD73.8 million in the first six months of 2005 also as a result of the consolidation of Amazonia’s results, which was partially offset by sales of pellets and pig iron.

Sales volume

Total sales volume during the first six months of 2005 increased by 111.5% to 2,709 thousand tons in the first six months of 2005 from 1,281 thousand tons in the first six months of 2004. This increase mainly reflects the consolidation of Sidor’s sales volume of 1,286 thousand tons (net of intercompany transactions) for the period. Total sales volume, without the effect of the consolidation of Amazonia, increased by 11.1% when compared to the first six months of 2004.

The table below shows Ternium’s total sales volume by product and market for the periods indicated.

Thousands of tons (unaudited)	For the six-month period ended June 30,
	2004	2005
Flat Steel Products Sales Volume

South and Central America	890	1,521
North America	32	506
Europe	109	249
Other	31	68

Total Flat Steel Products Sales Volume	1,062	2,344

Long Steel Products Sales Volume

South and Central America	—	257
North America	—	68
Europe	—	—
Other	—	—

Total Long Steel Products Sales Volume	—	325

Volume of Trading and Other Sales(1)

South and Central America	66	40
North America	103	—
Europe	18	—
Other	32	—

Total Volume of Trading and Other Sales	219	40

Total Sales Volume	1,281	2,709

(1)	The item “Trading and Other Sales” includes mainly trading activities for the six-month period ended June 30, 2004 and includes pig iron and pellets for the six-month period ended June 30, 2005, reflecting the consolidation of Amazonia’s results.

Flat steel products sales rose by 120.7%, from 1,062 thousand tons in the first six months of 2004 to 2,344 thousand tons in the same period of 2005, due mainly to the effect of the consolidation of 965 thousand tons (net of intercompany transactions) sold by Sidor. Ternium’s flat steel sales volume, without the effect of the consolidation of Amazonia, increased by 29.8% to 1,379 thousand tons. Long steel products sales reached a total of 325 thousand tons in the first half of 2005.

The following table shows the percentage of market distribution of Ternium’s total sales by region for the periods indicated.

Percentage of total sales (unaudited)	For the six-month period ended June 30,
	2004	2005
South and Central America	77.6%	70.9%
North America	9.4%	17.6%
Europe	9.2%	9.3%
Other	3.8%	2.2%

	100.0%	100.0%

Sales prices

The average price per ton for flat steel products increased by 26.7%, from USD534 per ton during the first six months of 2004 to USD676 per ton during the first six months of 2005. However, prices decreased during the first six months of 2005. The price per ton for long steel products was USD522 per ton during the first six months of 2005.

Cost of sales

Total cost of sales increased by 137.2%, from USD382.0 million in the first six months of 2004 to USD905.9 million in the first six months of 2005, due to the consolidation of Amazonia’s cost of sales for the six-month period ended June 30, 2005 of USD339.2 million (net of intercompany transactions), together with an increase in sales volume and in the raw material prices such as iron ore and coal. Beginning in the second quarter of 2005, prices of iron ore and coal increased significantly for Siderar. Raw material costs increased from USD273.8 million in the first six months of 2004 to USD591.0 million in the first six months of 2005. In the same period, freight and transportation costs increased from USD8.8 million to USD11.2 million, and labor costs increased from USD43.6 million to USD97.8 million.

Cost of sales, expressed as a percentage of net sales, decreased to 49.6% during the first half of 2005, compared to 57.0% for the same period of 2004. This increase in margin is explained by the consolidation of Amazonia (which has a lower cost of sales than Siderar, representing 39.9% of its net sales) and the significant increases recorded in selling prices (a 28.9% average increase), which more than offset the increases in costs of raw materials and labor.

The average cost of sales per ton of flat steel products increased by 22.8%, from USD267 per ton in the first six months of 2004 to USD328 per ton in the first six months of 2005. Average cost of sales per ton of long steel products was USD286 per ton in the first six months of 2005.

General and administrative expenses

General and administrative expenses recorded during the first half of 2005 were USD88.6 million, or 4.8% of net sales, compared to USD28.7 million, or 4.3% of net sales for the first half of 2004. The increase was mainly due to the consolidation of Amazonia’s expenses in an amount of USD50.3 million, largely due to labor costs, office expenses, taxes and depreciation related to general and administrative expenses. Ternium’s expenses increased by 33.4% to USD38.3 million mainly due to the increase in the labor costs, taxes and services included in those expenses.

Selling expenses

Selling expenses during the first six months of 2005 were USD96.7 million, or 5.3% of net sales, compared to USD30.3 million, or 4.5% of net sales, for the first six months of 2004. This increase in selling expenses as a percentage of net sales is mainly due to the increase in freight and transportation costs as a result of a strong economic growth, mainly in Asia, which significantly increased demand for transportation services. Freight and transportation cost increased from USD21.6 million in the first six months of 2004 to USD82.1 million in the first six months of 2005.

Other operating income and expenses, net

Other operating income and expenses showed a net loss of USD7.8 million for the six-month period ended June 30, 2005, compared to a net gain of USD0.06 million in the six-month period ended June 30, 2004. This increase in expenses was mainly attributable to higher reserves in connection with legal claims and charges related to the retirement of certain fixed assets in Sidor.

Operating income, net

Operating income totaled USD728.9 million, or 39.9% of net sales, for the first half of 2005, compared to USD229.6 million, or 34.2% of net sales, for the same period of 2004.

Financial income (expenses), net

Financial results for the first half of 2005 showed a net financial loss of USD102.7 million, compared to a net gain of USD88.7 million in the first half of 2004. This variation is primarily due to the consolidation of Amazonia, as a result of which Ternium recorded in the first half of 2005 a loss of USD66.1 million arising from the payment of compensation to certain participants in Sidor’s 2003 financial restructuring, compared to a gain of USD91.5 million for the first half of 2004. In addition, results related to foreign exchange transactions and fair value from derivative instruments for the first six months of 2005 were a net loss of USD29.6 million, compared to a gain of USD6.1 million in the same period of 2004. The main reason for this variation was the devaluation of the Venezuelan Bolívar in March 2005.

As discussed elsewhere in this prospectus, in connection with their participation in Sidor’s and Amazonia’s 2003 debt restructuring, the Venezuelan government and certain partners of Amazonia (through Ylopa) are entitled to receive compensation in the form of cash payments made by Sidor on a quarterly basis pursuant to a participation agreement. Prior to December 31, 2004, the cash payments received by Ternium were part of its financial income. Following the consolidation of Amazonia’s results beginning on February 15, 2005, such financial income is eliminated in consolidation; however, the cash amounts paid or payable in the future to the Venezuelan government are part of Ternium’s financial expense. See “Business—Subsidiaries—Amazonia, Ylopa and Sidor—Amazonia.”

Equity in earnings of associated companies and excess of fair value of net assets acquired over cost

Ternium’s share in the results of associated companies during the first six months of 2005 was a gain of USD19.1 million compared to a gain of USD104.5 million for the first six months of 2004 due to the consolidation of Amazonia. We recorded a non-recurring gain in an amount of USD188.4 million upon the conversion in February 2005 of a convertible loan granted by Ylopa into Amazonia shares as an excess of fair value of net assets acquired over cost.

Income tax

During the first half of 2005, Ternium recorded an income tax provision of USD105.7 million, compared to an income tax provision of USD79.1 million for the first half of 2004. This 33.7% increase was mainly due to improved operating results.

Ternium’s effective tax rate is calculated as income tax on income (before equity in earnings of associated companies, income tax and minority interest). For the first six months of 2005, Ternium’s effective tax rate was 16.9%, compared to 24.8% for the first six months of 2004. This effective tax rate reduction is attributable to the following reasons:

•	in the first half of 2005, Sidor absorbed taxable income by using tax loss carryforwards in an amount of USD59.8 million, and

•	while Sidor’s payments to Ylopa as compensation for its participation in Sidor and Amazonia’s 2003 debt restructuring are tax deductible, Ylopa’s income is tax-free as a result of the application of the Venezuela-Portugal tax treaty and Ylopa’s status as a company organized in the Madeira tax-free zone. Sidor’s tax deduction for this concept amounted to USD154 million in the first half of 2004, compared to USD302 million in the first half of 2005.

Net income attributable to minority interest

Net income attributable to minority interest for the six-month period ended June 30, 2005 increased to USD250.3 million from USD131.9 million in the six-month period ended June 30, 2004. This increase is primarily due to the consolidation of Amazonia’s results for the first half of 2005 and better operating results.

Fiscal year ended December 31, 2004 compared to fiscal year ended December 31, 2003

Overview

Ternium’s net income attributable to equity holders increased to USD457.3 million for the year ended December 31, 2004 from the USD218.2 million for the year ended December 31, 2003. This 109.6% improvement was mainly driven by an increase in the international price of flat steel products, which was partially offset by an increase in raw material and shipping costs. Revenue per ton increased by 36.5% from USD426.0 in 2003 to USD582 in 2004, while average cost per ton increased 29.5% from USD271 in 2003 to USD351 in 2004.

The improved results of 2004 were also the result of:

•	the performance of Ternium’s investments in Amazonia and the considerable upturn experienced by Sidor, Amazonia’s Venezuelan operating subsidiary;

•	the non-recurring gain arising from the reversal in 2003 of the impairment provision for USD148.3 million in connection with Ternium’s investment in Amazonia; and

•	an increase in the amounts received from Sidor as compensation payable to participants in Sidor’s 2003 financial restructuring, which totaled USD203.4 million in 2004, compared to USD73.9 million in 2003.

Cash and cash equivalents as of December 31, 2004 were USD194.9 million, compared to USD129.0 million in the previous year. This 51.1% increase was mainly due to the generation of cash from operating activities in an amount of USD517.6 million (of which USD203.4 million are a result of compensation in connection with Ternium’s participation in Sidor’s and Amazonia’s 2003 debt restructuring). Of these amounts, USD92.6 million was applied to investments in fixed and intangible assets, USD208.7 million (net) was applied to repay financial debt and USD151.2 million was applied to dividends paid in cash and other distributions to shareholders of the Company and of our subsidiaries and associated companies.

Net sales

Net sales in 2004 totaled USD1,598.9 million, compared to the USD1,056.6 million posted in 2003. This 51.3% increase was due to both higher average selling prices for flat steel products in all the markets Ternium serves and higher sales volumes.

The table below shows Ternium’s sales by product and market for the periods indicated.

Thousands of U.S. dollars	For the year ended December 31,
	2003	2004
Flat Steel Product Sales

South and Central America	$673,453	$999,567
North America	40,998	94,299
Europe	171,027	149,671
Other	70,113	22,660

Total Flat Steel Products Sales	$955,591	$1,266,197

Trading

South and Central America	$37,098	$116,624
North America	45,620	136,530
Europe	13,006	62,702
Other	2,537	9,371

Total Trading	$98,261	$325,227

Other Sales(1)

South and Central America	$2,714	$7,501

Total Other Sales	$2,714	$7,501

Total Sales	$1,056,566	$1,598,925

(1)	The item “Other Sales” includes mainly sales of pig iron.

In 2004, Ternium derived the majority of its revenues (approximately 79.2%) from sales of flat steel products. Total sales of flat steel products increased by 32.5% from USD955.6 million in 2003 to USD1.26 billion in 2004. Trading sales in 2004 generated revenues more than three times larger than those of 2003, totaling USD325.2 million in 2004 compared to USD98.3 million for the previous year. The increase in trading sales for 2004 was mainly driven by the increase in steel prices and the recovery in demand for the period under analysis. Total sales of other steel products also grew significantly from USD2.7 million in 2003 to USD7.5 million in 2004.

Sales volume

Total sales volume during 2004 increased by 10.8% from 2,480 thousand tons in 2003 to 2,748 thousand tons in 2004. This increase primarily reflects the continued recovery of the Argentine economy and an increase in trading activity.

The table below shows Ternium’s total sales volume by product and market for the periods indicated.

Thousands of tons (unaudited)	For the year ended December 31,
	2003	2004
Flat Steel Products Sales Volume

South and Central America	1,440	1,718
North America	119	147
Europe	456	270
Other	226	41

Total Flat Steel Products Sales Volume	2,241	2,176

Trading Volume

South and Central America	53	159
North America	130	246
Europe	37	110
Other	6	32

Total Trading Volume	226	546

Volume of Other Sales(1)

South America	13	26

Total Volume of Other Sales	13	26

Total Flat Steel Products Sales Volume	2,241	2,176
Total Trading Volume	226	546
Total Volume of Other Sales	13	26

Total Sales Volume	2,480	2,748

(1)	The item “Other Sales” includes mainly sales of pig iron.

Flat steel products sales declined by 2.9%, from 2,241 thousand tons in 2003 to 2,176 thousand tons in 2004. This decline was mainly attributable to a temporary reduction in production of Ternium’s Argentine subsidiary’s blast furnace No. 2, in preparation for its planned relining in 2006, which was not entirely offset by the start-up of blast furnace No. 1. Given the economic recovery experienced in the Americas, geographical distribution of flat steel product sales favored these regional markets in 2004. Sales in the South and Central American region increased by 19.3% from 1,440 thousand tons in 2003 to 1,718 thousand tons in 2004, while sales to the North American region increased by 23.5% in the same period. Consequently, sales of flat steel products to Europe and Asia decreased by 40.8% and 81.9%, respectively.

Trading sales, primarily of Sidor’s products, reached a total of 546 thousand tons in 2004, compared to 226 thousand tons in 2003. This increase of 141.5% was primarily due to an increase in hot and cold rolled product shipments to South and Central America, North America and Europe. Trading volumes to South and Central America increased by more than three times during the same period. The increase in demand from the South American markets was mainly due to the recovery of the machinery, agricultural, construction and automotive industries in Argentina, which caused Ternium to redirect sales in accordance with its strategy of serving its traditional markets in lieu of expanding sales efforts in less traditional markets such as Asia and Africa.

The following table shows the percentage of market distribution of Ternium’s total sales by region for the periods indicated.

Percentage of total sales	For the year ended December 31,
	2003	2004
South and Central America	77.6%	70.3%
North America	9.4%	14.4%
Europe	9.2%	13.3%
Other	3.8%	2.0%

	100.0%	100.0%

Sales destined to the Americas accounted for 84% of sales in 2004. Tons destined to the South and Central American region increased by 26.4% and tons to North America increased by 57.8% from 2003 to 2004, driven by the general economic recovery in the traditional markets in which Ternium operates. During the same period, sales destined to Europe decreased by approximately 22.9%, while those destined to other markets decreased by almost 68.5%, also due to the shift in sales destination and to the focus of Ternium in its traditional markets.

Sales prices

Average prices for flat steel products increased by 36.5% from USD426 per ton in 2003 to USD582 per ton in 2004. Average prices for trading products increased by 36.7% from USD435 per ton in 2003 to USD595 per ton in 2004. Average prices of other sales increased 38.2% from USD209 per ton in 2003 to USD289 per ton in 2004.

Cost of sales

Total cost of sales between 2003 and 2004 rose by 43.7%, from USD671.7 million to USD965.0 million due to the 10.8% increase in sales volume and the increase in the prices of raw materials. In addition, local cost of services and labor for Ternium’s operating subsidiary in Argentina increased due to the adjustment of the Argentine peso against the U.S. dollar and to market conditions. Raw material costs increased from USD453.6 million in 2003 to USD781.3 million in 2004. Labor costs increased from USD68.1 million in 2003 to USD89.4 million in 2004, and freight and transportation costs increased from USD14.6 million to USD18.7 million for the same period.

Average total cost of sales per ton increased by 29.6% from USD271 in 2003 to USD351 in 2004. Average cost of sales per ton of flat steel products increased by 15.8% from USD257 per ton in 2003 to USD298 per ton in 2004, while the average cost of sales associated with trading increased by 38.4%, from USD413 per ton in 2003 to USD571 per ton in 2004. The strong increase in costs associated with trading sales relates to the higher selling prices of steel products.

Cost of sales, expressed as a percentage of net sales, decreased to 60.4% during 2004, compared to 63.6% for the previous fiscal year due to a 36.5% increase in the average prices of our products which more than compensated for the increases in costs of supplies, raw materials and labor.

General and administrative expenses

General and administrative expenses during 2004 were USD58.4 million, or 3.7% of net sales, compared to USD51.6 million, or 4.9% of net sales for 2003, an increase of 13.3%. The increase of USD6.9 million is mainly due to increases of 38.9% in services and fees and 31.5% in taxes associated with general and administrative expenses, which were partially offset by a decrease of 12.0% in labor costs. The improvement in general and administrative expenses as a percentage of net sales is mainly due to a higher absorption of such expenses by increased sales revenue resulting from higher average prices during 2004 and larger sales volumes.

Selling expenses

Selling expenses for 2004 decreased by USD2.3 million to USD60.5 million, or 3.8% of net sales, compared to USD62.8 million, or 5.9% of net sales for 2003. This reduction in selling expenses as a percentage of net sales is mainly due to higher sales in 2004.

Other operating income (expenses), net

Other operating income and expenses showed a net loss of USD0.8 million for the fiscal year ended December 31, 2004, compared to a net loss of USD5.7 million in the previous fiscal year. A significantly lower allowance for doubtful accounts and loss contingencies of USD4.9 million, due to the recovery of economic conditions and credit records in Argentina, contributed to the improvement.

Operating income (expenses), net

Operating income totaled USD514.2 million in 2004, or approximately two times the operating income of USD264.8 million for 2003. The operating income per ton of flat steel products sold (excluding trading sales) increased to an average of USD232 during the year 2004, as compared with an average of USD117 per ton sold during the year 2003.

Financial income (expenses), net

Financial results for 2004 showed a net financial gain of USD202.3 million, compared to USD75.6 million in the previous fiscal year reflecting general improvements in the results of Ternium’s subsidiaries, as well as certain gains from non-recurring items recorded in 2004.

This variation is primarily due to:

•	a 175.2% increase in the amounts received from Sidor as compensation payable to participants in Sidor’s 2003 financial restructuring, which totaled USD203.4 million in 2004 and USD73.9 million in 2003. For more information on Ternium’s income from the participation agreement, please refer to note 25(i) to Ternium’s combined consolidated financial statements;

•	a decrease in the gains associated with foreign exchange transactions and fair value of derivative instruments, which went from USD37.8 million in 2003 to USD9.8 million in 2004; and

•	a decrease of USD21.7 million in interest expenses, which went from USD40.0 million in 2003 to USD18.3 million in 2004, attributable to the repayment of financial debt.

Equity in earnings (losses) of associated companies

Ternium’s share in the results of associated companies during 2004 was USD209.2 million compared to USD110.3 million for 2003. This improvement was primarily due to:

•	the reversal of the impairment provision for USD148.3 million in connection with the Amazonia investment recorded in 2003; and

•	the performance of Ternium’s investments in Amazonia and the considerable upturn experienced by Sidor, its operating subsidiary.

Income tax

During 2004, Ternium recorded an income tax provision of USD177.5 million, compared to an income tax provision of USD94.1 million for the fiscal year ended December 31, 2003. This 88.6% increase was mainly due to improved operating results.

The effective tax rate of Ternium is calculated as income tax on income (before provisions for equity in earnings of associated companies, income tax and minority interest). For the year 2004, Ternium’s effective tax rate was 24.8%, as compared to 27.6% in 2003.

Net income attributable to minority interest

Net income attributable to minority interest for the fiscal year ended December 31, 2004 was USD290.8 million compared to USD138.3 million in 2003. This increase was primarily due to the improvement in the results of Siderar and Ylopa (in the latter case as a result of compensation in connection with its participation in Sidor’s 2003 financial restructuring) and to the consequent increases in the amounts attributable to minority interests in those companies.

Liquidity and capital resources

We obtain funds from our operations and borrowings from banking institutions. These funds are primarily used to finance our working capital and capital expenditure requirements, acquisitions and dividend payments to our shareholders. We hold money market investments and variable-rate or fixed-rate securities from investment grade issuers. In the third quarter of 2005, we significantly changed the mix of financial resources as a result of the Credit Facilities obtained in connection with the acquisition of Hylsamex.

Management believes that funds from operations and our access to external borrowing will be sufficient to satisfy our working capital needs and to service our debt in the foreseeable future. Management also believes that our liquidity and capital resources give us adequate flexibility to manage our planned capital spending programs and to address short-term changes in business conditions.

The following table shows the changes in our cash and cash equivalents for each of the periods indicated below:

	For the year ended December 31,		For the six-month period ended June 30,
Thousand of U.S. dollars	2003(1)	2004(1)	2004(1)	2005
Net cash provided by operating activities	$346,318	$517,565	$285,044	$601,136
Net cash provided by (used in) investing activities	(157,796)	(91,701)	(39,849)	8,793
Net cash provided by (used in) financing activities	(171,961)	(359,887)	(250,711)	(490,193)

Increase (decrease) in cash and cash equivalents	$16,561	$65,977	$(5,516)	$119,736
Cash and cash equivalents at the beginning of the period	111,198	129,020	129,020	194,875
Effect of exchange rate change in cash and cash equivalent	1,261	(122)	(165)	(33,941)

Cash and cash equivalents at the end of the period	$129,020	$194,875	$123,339	$586,012

(1)	Cash and cash equivalents do not include certain funds that Ternium placed in a trust established to ensure that the financial needs for the normal development of Siderar’s operations were met. As of December 31, 2004, the amounts placed in the trust totaled USD88.8 million and were presented as Other Current Investments as described in notes AP(G) and 18 to Ternium’s combined consolidated financial statements. In January 2005, the trust was liquidated and the Company received cash.

Six-month period ended June 30, 2005 compared to six-month period ended June 30, 2004

Overview

During the six-month period ended June 30, 2005, Ternium’s primary source of funding was cash flows from its operating activities.

Cash and cash equivalents for the first half of 2005 increased by USD462.7 million, and reached USD586.0 million, as compared to USD123.3 million recorded as of June 2004. This amount includes a modification in the initial cash and cash equivalents of USD305.3 million attributable to the consolidation of Amazonia.

In addition, the trust established to ensure that the financial needs for the normal development of Siderar’s operations were met was liquidated and the Company received cash in an amount of USD88 million in January 2005.

Operating activities

Net cash provided by operations during the first six months of 2005 was USD601.1 million compared to USD285.0 million for the same period in 2004, primarily reflecting the consolidation of Amazonia since February 15, 2005.

Investing activities

During the first six months of 2004, Ternium used USD39.8 million of net cash in investing activities, compared to USD8.8 million net cash provided by investing activities in the first six months of 2005. Capital expenditures increased from USD41.2 million in the first six months of 2004 to USD81.4 million in the first six months of 2005, primarily due to the consolidation of Amazonia. The liquidation of the trust fund described above provided cash in the amount of USD88.8 million as of June 30, 2005.

Capital expenditure is expected to increase significantly in the second half of 2005 in line with capital expenditure plans already underway as of June 30, 2005. We are currently in the process of conducting or analyzing a number of acquisitions, as well as financing certain investment programs conducted by our operating subsidiaries. For further information, see “Business—Capital expenditure program.”

Financing activities

Net cash used in financing activities was USD490.2 million in the first half of 2005, compared to net cash used in financing activities in the first half of 2004 of USD250.7 million. The increase reflects the dividends paid and other distributions made in the first six months of 2005 in an amount of USD280.1 million, compared to USD82.8 million in the first six months of 2004, and a decrease in net borrowings of USD264.8 million, compared to a decrease of USD172.0 million in the same period of 2004.

Fiscal year ended December 31, 2004 compared to fiscal year ended December 31, 2003

Overview

During 2004, Ternium’s primary source of funding was cash flows from its operating activities. Cash and cash equivalents increased by 51.0%, or USD65.9 million, from USD129.0 million as of December 31, 2003 to USD194.9 million as of December 31, 2004.

In addition to cash and cash equivalents, we held other current investments totaling USD88.8 million, which were primarily financial resources placed in trust. The trust was established in 2001 with three-year terms solely to ensure that the financial needs for the normal development of the operations of certain Argentine subsidiaries were met.

Operating activities

Net cash provided by operations during 2004 was USD517.6 million compared to USD346.3 million in 2003. The main reasons for the variation in operating cash flow are:

•	the strong increase in business activity, with higher prices and sales volumes;

•	a total of USD203.4 million received as income generated by participation in Sidor’s 2003 financial restructuring, as compared to USD73.9 million for the same period of the previous year; and

•	a substantial increase in working capital of USD204.7 million, that mainly reflects an increase in net inventories of USD114.7 million, and an aggregate increase in receivables of USD193.5 million and an increase in trade payables of USD93.3 million, due to the increase in business activity.

Investing activities

Net cash used in investing activities in 2004 was USD91.7 million, compared to USD157.8 million in 2003. The main investment activities in these periods were:

•	capital expenditures of USD92.6 million in 2004 compared to USD34.3 million in 2003; and

•	further investments in Amazonia, made through Ylopa in 2003, of USD127.6 million in the form of a convertible loan.

Financing activities

Net cash used in financing activities was USD359.9 million in 2004, compared to USD172.0 million of net cash used in financing activities in 2003. The variation reflects the dividends paid and other distributions made in 2004 of USD151.2 million compared to USD18.8 million in 2003, and a net decrease in borrowings of USD208.7 million in 2004 compared to USD229.5 million in 2003.

Principal sources of funding

Funding policies

Management’s policy is to maintain a high degree of flexibility in operating and investment activities by maintaining adequate liquidity levels and ensuring access to readily available sources of financing. We obtain financing primarily in U.S. dollars. Whenever feasible, management bases its financing decisions, including the election of term and type of the facility, on the intended use of proceeds for the proposed financing.

Financial liabilities

Our financial liabilities currently consist of loans with related parties, bank loans and overdrafts. These facilities are mainly denominated in U.S. dollars and Euros. As of December 31, 2004, U.S. dollar-denominated financial liabilities represented 98.1% of total financial liabilities. Total financial debt decreased from USD364.2 million as of December 31, 2003 to USD123.0 million as of December 31, 2004. During 2004, Ternium’s bank borrowings decreased by USD258.0 million, due to the repayment of Siderar’s debt. As of December 2004, current borrowings were 99.2% of total borrowings, of which 61.7% corresponded to borrowings with related parties. See “Formation of Ternium and Related Party Transactions—Agreements with related parties—Loans and other financings.”

The following table shows Ternium’s financial liabilities as of December 31 of each of the last two years:

	2003	2004
Borrowings with related parties	$59,416	$75,927
Bank borrowings	304,612	46,636
Other	124	443

Total borrowings	$364,152	$123,006

The weighted average interest rates at December 31, 2004 and 2003 shown below were calculated using the rates set for each instrument in its corresponding currency and weighted using the dollar-equivalent outstanding principal amount of those instruments at December 31, 2004 and 2003, respectively.

	2003	2004
Bank borrowings	4.90%	2.25%

Our credit agreements and other debt instruments contain covenants, financial tests and cross-default provisions. As of December 31, 2004, we were in compliance with all of our financial covenants. Management believes that current covenants allow us a high degree of operational and financial flexibility and do not impair our ability to obtain additional financing at competitive rates. For further information on our financial liabilities, borrowings and commitments please see notes 19 and 25 to Ternium’s combined consolidated financial statements.

In particular, the Ternium Credit Facilities contain a number of customary covenants, including limitations on our and certain of our subsidiaries’ ability to, among other things:

•	grant liens and other encumbrances,

•	incur additional indebtedness,

•	make loans and other investments,

•	pay dividends or make other distributions as described under “Dividend Policy,”

•	enter into contracts that limit intercompany transfers of money or property,

•	merge, acquire or consolidate with another company, make additional investments or dispose of their assets,

•	sell our subsidiaries or otherwise permit our interest in our subsidiaries to fall below specified percentages, and

•	make changes to the business activities Ternium conducts or amend certain significant agreements.

In addition, the Ternium Credit Facility provides for certain financial covenants that (1) limit our capital expenditures, (2) require us to maintain specified levels of leverage ratio, operating cash flow to debt service ratio and ratio of unconsolidated debt to loans and (3) subject us and certain of our subsidiaries to a maximum debt limit.

Capital expenditures.    Until the Tranche A loans are repaid in full, Ternium must limit the total permitted capital expenditures and capital investments for each of Hylsamex, Siderar and Sidor to specified levels that decrease over a period of three years, from USD75 million, USD220 million and USD100 million respectively, to USD65 million, USD170 million and USD80 million, respectively. Following the repayment of the Tranche A loans, capital expenditures and investments will be limited only with respect to Sidor, at a level of USD70 million per year.

Leverage ratio.    Ternium must maintain a leverage ratio of no greater than 3.0 at all times. Until the repayment of the Tranche A loans, Hylsamex must maintain a leverage ratio of no greater than 2.0, while Sidor, Siderar and Techintrade must maintain a leverage ratio of no greater than 1.25 and, during the period between the repayment of the Tranche A loans and the Tranche B maturity date, each of Hylsamex, Sidor, Siderar and Techintrade must maintain a leverage ratio of no greater than 2.0. In each case, leverage ratio is defined as the ratio of consolidated total debt of the relevant entity and its subsidiaries (excluding certain debt created for purposes of upstreaming dividends or for certain investments) at the end of the most recently completed quarter to EBITDA of the relevant entity and its subsidiaries for the four consecutive fiscal quarters ending at the end of the most recently completed quarter.

Operating cash flow to debt service ratio.    Ternium must maintain a ratio of operating cash flow to debt service of no less than 1.0 during the first year after the effective date of the Ternium Credit Facility and, after the second year and thereafter until the loans are repaid, this limit will increase periodically up to 2.0. For the purpose of determining the ratio, operating cash flow is defined as all distributions received from subsidiaries during the previous 12 months, less income taxes and certain permitted capital expenditures and capital investments and variations in working capital made in the ordinary course of business. Debt service is defined as the amount of all scheduled payments of principal and interest on all of Ternium’s debt becoming due and payable in the 12 months preceding the determination date.

Debt to loans ratio.    Ternium must maintain a ratio of no more than 1.0 of unconsolidated debt (as defined in the Ternium Credit Facility) to the outstanding amount of loans under the Ternium Credit Facility.

Maximum debt.    Ternium must ensure that the consolidated debt of each of Hylsamex, Sidor, Siderar and Techintrade does not exceed specified levels. In particular, Hylsamex debt must not exceed the lesser of (a) USD750 million or (b) the greater of USD700 million and its outstanding debt on August 22, 2005. Sidor, Siderar and Techintrade debt must not exceed USD570 million, USD440 million and USD30 million respectively.

The restrictions remaining pursuant to Sidor’s 2003 financial restructuring agreements are described under “Management’s Discussion and Analysis of Financial Condition and Results of Operation—Amazonia—Principal Sources of Funding.”

Contractual obligations

In addition to the financial liabilities discussed above, Ternium has various purchase commitments for materials, supplies and items of permanent investment incidental to the ordinary course of business. Management believes that these commitments are not in excess of current market prices and reflect normal business operations. Ternium had outstanding as of December 31, 2004 several long-term obligations that will become due in 2005 and beyond. These various purchase commitments and long-term obligations will have an effect on Ternium’s future liquidity and capital resources.

The following table shows, by major category of commitment and long-term obligation, the maturity of Ternium’s long-term contractual obligations outstanding as of December 31, 2004:

Millions of U.S. dollars	Total Amounts Committed	Less than 1 year	1-3 years	4-5 years	After 5 years
Borrowings(1)	$123.0	$122.0	$1.0	—	—
Guarantees(2)	219.4	219.4	—	—	—
Purchase Obligations(3)	141.0	7.8	39.4	$26.3	$67.6

Total commitments	$443.2	$308.0	$40.4	$26.3	$67.5

(1)	Borrowings are primarily with related parties. See “Formation of Ternium and Related Party Transactions—Agreements with related parties—Loans and other financings.” The total estimated interest to be paid under these borrowings is USD1.7 million. The variable interest portion was calculated using the forward LIBOR curve as of December 31, 2004.
(2)	The guarantees reflected in this table are the Amazonia shares that were pledged in connection with Sidor’s 2003 financial restructuring. These pledges expired in accordance with their terms in July 2005.
(3)	Includes contracts with T.G.N. (gas transportation), ALASA (industrial gases) and Siderca (steam).

Off-balance sheet arrangements

Ternium does not use “off-balance sheet arrangements” as such term is defined by applicable SEC rules. However, as described above, Ternium has various off-balance sheet commitments for the provision of raw materials (iron ore, entered into by Sidor, Amazonia’s operating subsidiary) and energy (gas, gas transportation and steam for the production of electricity, entered into by Siderar). Off-balance sheet commitments are discussed in note 25(iv) to Ternium’s combined consolidated financial statements included in this prospectus.

Net income (loss) and shareholders’ equity information on a U.S. GAAP basis

Ternium’s combined consolidated financial statements have been prepared in accordance with IFRS, which, as applied to Ternium, differs in significant respects from U.S. GAAP.

Under U.S. GAAP, Ternium recorded net income of USD424.7 million for the fiscal year ended December 31, 2004 (compared to net income attributable to equity holders of USD457.3 million under IFRS), and net income of USD264.2 million for the fiscal year ended December 31, 2003 (compared to net income attributable to equity holders of USD218.2 million under IFRS). Shareholders’ equity determined in accordance with U.S. GAAP was USD954.3 million as of December 31, 2004, compared to USD1,026.7 million under IFRS, and USD382.7 million as of December 31, 2003, compared to USD701.8 million under IFRS.

Under U.S. GAAP, Ternium recorded net income of USD305.9 million for the six-month period ended June 30, 2005 (compared to net income attributable to equity holders of USD477.6 million under IFRS) and net income of USD192.2 million for the six-month period ended June 30, 2004 (compared to net income attributable to equity holders of USD211.9 million under IFRS). Shareholders’ equity determined in accordance with U.S. GAAP was USD733.8 million as of June 30, 2005 compared to USD1,443.5 million under IFRS, and USD576.2 million as of June 30, 2004 compared to USD822.8 million under IFRS.

The principal differences between IFRS and U.S. GAAP that affected Ternium’s net income and shareholders’ equity on a U.S. GAAP basis were:

•	differences in the valuation (at fair value) of property, plant and equipment and in the capitalization of interest on property, plant and equipment under construction;

•	differences in equity in investments in associated companies (Amazonia);

•	differences in the recognition of prior service costs related to pension benefits;

•	differences in recognition of changes in the fair value of trust funds; and

•	the effects on deferred taxes and minority interest of the reconciling items listed above.

Of these, the differences in the valuation (at fair value) of property, plant and equipment were the most significant, as they resulted in an adjustment to shareholders’ equity as of December 31, 2004 of USD962.5 million and an adjustment to shareholders’ equity as of June 30, 2005 of USD1,514.9 million. Under IFRS, Ternium revalued its property, plant and equipment on the basis of an appraisal performed by a professional appraiser, while under U.S. GAAP no revaluation was made for U.S. GAAP purposes.

For a discussion of the principal differences between IFRS and U.S. GAAP as they relate to Ternium’s consolidated net income (loss) and shareholders’ equity, see note T to Ternium’s combined consolidated financial statements included in this prospectus. For a quantitative reconciliation of these differences, see notes 32 and 33 to Ternium’s combined consolidated financial statements and note 17 to Ternium’s combined consolidated condensed interim financial statements included in this prospectus.

Recent events

In order to finance its USD2.1 billion acquisition of Hylsamex, I.I.I.-Industrial Investments Inc., a wholly-owned subsidiary of the Company organized under the laws of the British Virgin Islands (“I.I.I. BVI”) entered into the Ternium Credit Facility, dated as of August 16, 2005 and assigned to Ternium on September 22, 2005, for an aggregate principal amount of USD1.0 billion among I.I.I. BVI and the lenders named therein and Siderar entered into the Siderar Credit Facility, dated as of August 16, 2005, for an aggregate principal amount of USD380 million among Siderar and the lenders named therein. Citibank, N.A. acted as administrative agent under each of the credit facilities. All of the proceeds from the offering (after the payment of fees and expenses) will be used to pay down indebtedness incurred under the Ternium Credit Facility. See “Use of Proceeds” and “Formation of Ternium and Related Party Transactions—Corporate reorganization transactions.”

Under the Credit Facilities, Ternium is subject to various financial and operating covenants. Among other things, these covenants restrict Ternium’s ability to raise new debt, to pledge its assets, to effect a merger or sale of all or substantially all of its assets and to pay dividends under certain circumstances. In addition, they contain financial covenants, cross-default and indemnification provisions. For further information on the potential impact of such covenants, please see “Risk factors—Risks relating to Ternium’s business—Credit agreements and other instruments of indebtedness of Ternium and its subsidiaries contain covenants and financial tests which could restrict their activities and cross-payment-default provisions which could result in the acceleration of Ternium’s indebtedness.”

The credit facilities of Ternium and Siderar accrue interest at variable rate. In order to reduce the exposure to interest rate volatility in September 2005, Ternium entered into a swap contract for USD250 million at a fixed rate of 4.24%. In addition, Siderar entered into two swap contracts over an aggregate of USD200 million at an average fixed interest rate of 4.19%.

On August 22, 2005, we, together with Siderar, completed the acquisitions of Hylsamex and Alfa’s minority interest in Amazonia and Ylopa. As a result, I.I.I. BVI acquired 425,251,758 shares of Hylsamex and Siderar acquired 153,475,824 shares of Hylsamex directly and 24,473,069 shares through its wholly-owned subsidiary Inversiones Basilea S.A. (“Basilea”). With the acquisition of Hylsamex, I.I.I. BVI acquired the 11.9% interest in Amazonia that Hylsamex held directly and through its subsidiary Hylsa Latin LLC (“Hylsa Latin”), the 7.5% that Alfa held in Amazonia, and an additional 11.1% of Ylopa. See “Formation of Ternium and Related Party Transactions—Corporate reorganization transactions.”

For information on Ternium’s recent results of operation and consolidated financial condition, see Ternium’s unaudited summary financial information for the nine-month period ended September 30, 2005, attached as Annex A to this prospectus.

On November 18, 2005, Siderar agreed to acquire, for an estimated USD55.2 million, assets and facilities of Acindar Industria Argentina de Aceros S.A. (“Acindar”) related to the production of welded steel pipes in the provinces of Santa Fe and San Luis in Argentina. These two plants have an annual production capacity of 140,000 tpy of structural pipes to be used in the construction, agricultural and manufacturing industries. The acquisition has been approved by the Argentine competition authorities and is expected to be completed in the first quarter of 2006, subject to Acindar being released from its general restriction on asset dispositions under its ongoing out-of-court debt restructuring and the satisfaction of applicable publicity requirements relating to bulk transfers of assets.

Quantitative and qualitative disclosure about market risk

Ternium is exposed to the risk of changes in interest rates, foreign currency exchange rates and, to a limited extent, commodity prices. We selectively manage these exposures through the use of derivative instruments to mitigate market risk. Otherwise, we do not use derivative financial instruments for trading, other speculative purposes or other exposures. In addition, in the ordinary course of business Ternium also faces risks with respect to financial instruments that are either non-financial or non-quantifiable. Such risks principally include country risk and credit risk and are not presented in the following analysis.

The following tables provide a breakdown of Ternium’s debt instruments at December 31, 2004 and 2003, which included fixed and variable interest rate obligations detailed by currency and maturity date:

At December 31, 2004 Thousands of U.S. dollars	Expected maturity, as of December 31,
	2005	2006	2007	2008	2009	Thereafter	Total(2)
Non-Current Debt
Fixed Rate	—	—	—	—	—	—	—
Floating Rate	—	$783	$225	—	—	—	$1,008

Current Debt
Fixed Rate	$102,583	—	—	—	—	—	102,583
Floating Rate	19,415	—	—	—	—	—	19,415

Total(1)	$121,998	$783	$225	—	—	—	$123,006

At December 31, 2003 Thousands of U.S. dollars	Expected maturity, as of December 31,
	2004	2005	2006	2007	2008	Thereafter	Total(2)
Non-Current Debt
Fixed Rate	—	$51,555	—	—	—	—	$51,555
Floating Rate	—	56,404	$65,241	$78,103	—	$32,611	232,359

Current Debt
Fixed Rate	$42,414	—	—	—	—	—	42,414
Floating Rate	37,824	—	—	—	—	—	37,824

Total(1)	$80,238	$107,959	$65,241	$78,103	—	$32,611	$364,152

(1)	Borrowings mainly with related parties. See “Formation of Ternium and Related Party Transactions—Agreements with related Parties—Loans and Other Financings.”
(2)	As most borrowings are subject to floating rates that approximate market rates, with contractual repricing that occurs every three to six months, the fair value of each borrowing approximates its carrying amount and is not disclosed separately.

Ternium’s nominal weighted average interest rate for its debt instruments was 2.25% and 4.90% for 2004 and 2003 respectively. These rates were calculated using the rates set for each instrument in its corresponding currency and weighted using the dollar-equivalent outstanding principal amount of each instrument as of December 31, 2004 and 2003, respectively.

The following table presents total debt by currency.

In thousands	2003	2004
USD	$360,278	$120,674
EUR	€3,874	€2,332

Interest rate risk

Interest rate movements create a degree of risk by affecting the amount of Ternium’s interest payments and the value of Ternium’s fixed rate debt. Most of Ternium’s long-term borrowings are at variable rates, while its debt with related parties is at fixed rates. Ternium’s total variable interest rate debt amounted to USD20.4 million (16.6% of total borrowings) for the period ended December 31, 2004 and USD270.2 million (74.2% of total borrowings) for the period ended December 31, 2003.

Variable rate debts expose Ternium to the risk of increased interest expense in the event of increases in interest rates. From time to time, Ternium enters into interest rate swap agreements to manage its exposure to interest rate changes. As of December 31, 2004 and 2003, Ternium did not have any variable interest rate swap arrangements.

Foreign exchange exposure risk

A portion of Ternium’s business is carried out in currencies other than the U.S. dollar, Ternium’s reporting currency. As a result of this foreign currency exposure, exchange rate fluctuations impact Ternium’s results as reported in its income statement in the form of both translation risk and transaction risk. Translation risk is the risk that Ternium’s consolidated financial statements for a particular period or as of a certain date may be affected by changes in the prevailing rates of the various functional currencies of the reporting subsidiaries against the U.S. dollar. Transaction risk is the risk that the value of transactions executed in currencies other than the subsidiary’s functional currency may vary according to currency fluctuations.

Ternium aims to manage the economic effect of currency appreciation or depreciation. However, the fact that a number of its subsidiaries have functional currencies other than the U.S. dollar can sometimes distort the result of these efforts as reported under IFRS.

Foreign currency derivative contracts

From time to time, certain of Ternium’s subsidiaries use forward contracts in order to hedge their exposure to fluctuations in the prices of other hard currencies (including the euro and the pound sterling) against the U.S. dollar.

As of December 31, 2004 and 2003, Ternium’s subsidiaries were party to foreign currency forward agreements as detailed in the table below:

At December 31, 2004	2005	Thereafter	Total	Fair Value
(thousands)
Forwards
USD/Euro (Euro forward sales)
Notional amount	EUR65,000	—	EUR65,000	USD5,622
Average contractual exchange rate	1.2700 USD/EUR	—	1.2700USD/EUR

USD/GBP (Pound Sterling forward sales)
Notional amount	GBP2,500	—	GBP2,500	USD334
Average contractual exchange rate	1.7750 USD/GBP	—	1.7750 USD/GBP

At December 31, 2003	2004	Thereafter	Total	Fair Value
(thousands)
Forwards
USD/Euro (Euro forward sales)
Notional amount	EUR50,500	—	EUR50,500	USD4,162
Average contractual exchange rate	1.1744 USD/EUR	—	1.1744 USD/EUR

USD/GBP (Pound Sterling forward sales)
Notional amount	GBP1,000	—	GBP1,000	USD120
Average contractual exchange rate	1.6529 USD/GBP	—	1.6529 USD/GBP

Commodity price sensitivity

Ternium is exposed to risk resulting from fluctuations in the prices of commodities and raw materials. In general, management does not hedge this risk; however, from time to time, commodity derivative instruments have been used to hedge certain fluctuations in the market prices of certain raw material such as zinc and tin.

Amazonia

The following discussion should be read in conjunction with Amazonia’s consolidated financial statements and the related notes thereto included elsewhere in this prospectus. Amazonia’s sole subsidiary and primary source of revenue is Sidor, through which Amazonia carries out all its operations. Amazonia’s consolidated financial statements are the first published financial statements of Amazonia prepared in accordance with IFRS, which differs in certain significant respects from U.S. GAAP. See note 37 to Amazonia’s consolidated financial statements included in this prospectus, which includes a description of the principal differences between IFRS and U.S. GAAP and a reconciliation of net income and shareholders’ equity for the periods and at the dates indicated.

Overview

Amazonia was organized in the Cayman Islands on November 13, 1997, its principal activity being to hold long-term investments in Venezuelan steel companies.

In January 1998, Amazonia acquired a 70% equity interest in Siderúrgica del Orinoco C.A. (now Sidor), a company privatized by the government of Venezuela, which retained the remaining 30%. Sidor is an integrated steel manufacturing company that performs production processes that begin with the manufacture of pellets and concludes with the shipment of long and flat-end products, such as slabs, hot and cold rolled sheets and wire rods. Sidor is currently Amazonia’s sole subsidiary.

As part of a debt restructuring process carried out by Sidor and Amazonia in 2003, certain credits held by Amazonia and the government of Venezuela against Sidor were capitalized, thus changing their participation to 59.73% and 40.27%, respectively. See note 5 to Amazonia’s financial statements included elsewhere in this prospectus and “Formation of Ternium and Related Party Transactions—Corporate reorganization transactions.”

In order to secure part of its iron ore requirements, Sidor, together with a subsidiary of Tenaris, formed Matesi. Matesi, organized in Venezuela on April 23, 2004, commenced operations in October 2004 after acquiring, at a purchase price totaling USD120 million, a plant for the manufacturing and marketing of briquettes. As of December 31, 2004, Amazonia, through Sidor, is the holder of a 49.8% equity interest in Matesi.

Sidor is the main flat steel producer in Venezuela, the largest steel company in the Andean Community and the main private exporter in Venezuela. Sidor’s revenues are affected by general global trends in the steel industry and more specifically by the economic conditions in Venezuela. Sidor’s revenues are also strongly related to the events that affect the price and availability of raw materials and energy inputs needed for its operations. The variables and trends mentioned below could also affect the results of Amazonia’s investments in steel related companies.

Sidor’s primary source of revenue is the sale of flat and long steel products.    Sales of flat and long steel products represent a significant percentage of Sidor’s total sales, and management expects sales of such products to continue to be its primary source of revenue. The global market for such steel products is highly competitive, with the primary competitive factors being price, cost, quality and service. Sidor sells its products in several countries worldwide but its largest markets are concentrated in Venezuela.

Sidor’s results are sensitive to economic activity, steel consumption and prices in the international steel markets.    Sidor’s results of operations primarily depend on economic conditions in its domestic market and, to a lesser extent, in the international markets. Historically, annual steel consumption in Venezuela has varied at a rate that is linked to the annual change in Venezuela’s gross domestic product. Lately, worldwide economic growth and favorable economic developments throughout the Americas contributed to increased overall demand for Sidor’s products. In addition, steel prices worldwide are determined by global trends of supply and demand.

A decline in global steel prices generally leads to a decrease in the prices of Sidor’s products and, consequently, to a decline in Sidor’s revenues and profitability. In 2001, the downturn in the global economy caused a drastic reduction in sales prices and a shift in sales destinations. After a period of worldwide economic slowdown, increased competition and global overcapacity, prices began to recover in 2003 and were boosted by a strong increase in global demand fostered by economic growth in Asia, together with an indication of economic recovery in the United States. Recent high prices for steel have encouraged reactivation and investment in production capacity, and, consequently, oversupply has led to a decline in steel prices since the last quarter of 2004.

Sidor’s production costs are sensitive to the prices of raw materials and energy.    Sidor purchases substantial quantities of raw materials, including iron ore, coal, ferroalloys and scrap, for use in the production of steel products. The price and availability of these raw materials vary according to general market and economic conditions and thus are influenced by industry cycles; however, a portion of Sidor’s purchases of raw materials and energy are governed by long-term contracts with price adjustment mechanisms that are, from time to time, unrelated to international market prices.

Expenditures for iron ore constitute one of Sidor’s largest individual raw material costs. Currently, Sidor purchases all of its iron ore from FMO, a Venezuelan state-owned company, under a long-term supply agreement entered into in 1997. Sidor benefits from this long-term relationship and from the proximity of raw materials sources. If Sidor is not able to continue this long-term relationship on favorable terms, it could be unable to obtain sufficient quantities of iron ore from alternative suppliers at prices comparable to those offered by its current supplier. Following a public announcement by the Venezuelan government that sought to pressure Sidor to renegotiate the terms of the agreement for the supply of iron ore, as permitted under the contract’s hardship provision, on November 11, 2005, Sidor and FMO amended the pricing terms of the contract. The amended formula is expected to increase Sidor’s cost of iron ore from approximately USD19 to approximately USD30 per ton in fiscal 2006. Furthermore, under the revised contract, the pricing formula may be adjusted every two years, on the basis of public policy, Sidor’s competitiveness and the evolution of international steel prices. In conjunction with the changes in price conditions for the supply of iron ore to Sidor by FMO, the Venezuelan government is offering a price reduction on raw materials acquired from state-owned enterprises, such as FMO, that may reach 10% over the agreed market reference price. These preferential supply terms, as established in a presidential decree and related regulations, are conditioned on commitments by potential beneficiaries to assist development of the domestic industrial sector and to support certain community needs. In connection with the initial assessment of Sidor’s proposed industrial development plan, Sidor was granted a provisional 6% discount on its iron ore price, which discount could increase up to 10% upon completion of the mandatory review process. This discount could increase once a more detailed plan is presented to, and approved by, the Venezuelan government. See “Business—Raw materials and energy—Venezuela—Iron ore.”

In addition to raw materials, electricity and natural gas are both important components of Sidor’s cost structure. Sidor relies heavily upon two Venezuelan state-owned companies: PDVSA Gas and EDELCA for the provision of natural gas and electricity, respectively. A major disruption in the supply of natural gas or electricity, such as strikes, lockouts and other problems, would impact Sidor significantly. However, the risk of such a disruption at the current time appears to be low. See “Business—Raw materials and energy—Venezuela—Electricity” and “—Natural gas.”

Sidor’s revenues could be affected by competition from imports and dumping conditions.    Sidor’s ability to access profitably the export markets varies with the value of the Venezuelan bolívar (its functional currency), the strength of the economies of the countries to which it exports and overall steel prices. Sidor’s ability to sell its products is influenced to varying degrees by trends in global trade for steel products, particularly trends in steel product imports into Venezuela, its principal market, and any antidumping restraints placed upon these imports.

Prevailing exchange rates and inflation have had an impact on Sidor’s results, and in turn on Amazonia’s results, in the past and could impact results again in the future.    Sidor has primarily U.S. dollar-linked revenues, while a significant portion of its costs are denominated in its functional currency, the

Venezuelan bolívar. As a result, Sidor’s income is affected by the fluctuation of the Venezuelan bolívar against the U.S. dollar. If the Venezuelan bolívar appreciates, Sidor receives less local currency for each U.S. dollar of exports and imports become cheaper in local currency terms, factors which tend to place a ceiling on domestic prices. However, if the Venezuelan bolívar depreciates, local costs become cheaper, while imports become more expensive. The Venezuelan bolívar/U.S. dollar exchange rate was set by the Venezuelan government in February of 2004 to VEB1,917 to USD1.00 and kept at that level until March 2005, when the exchange rate was set at VEB2,147 to USD1.00.

Amazonia’s net income in 2004 benefited from a strong gain, including non-recurring items, arising from Sidor’s improved results.    As discussed elsewhere, until 2003 Sidor experienced significant financial constraints, which led to a default on its debt obligations and a subsequent restructuring of Sidor’s and Amazonia’s debt. Amazonia’s results in 2004 showed the positive impact of this restructuring, as well as more favorable market conditions for Sidor’s products starting in 2003.

Basis of preparation of financial statements

Amazonia’s consolidated financial statements included in and specially prepared for this prospectus are the first published financial statements of Amazonia prepared in accordance with IFRS, including IFRS 1, “First-time Adoption of International Financial Reporting Standards.”

The use of IFRS has an impact on Amazonia’s critical accounting policies and estimates. A description of the significant differences between IFRS and U.S. GAAP as they relate to Amazonia are set forth in note 37 to Amazonia’s consolidated financial statements. The application of U.S. GAAP would have affected the determination of consolidated net income (loss) for the periods ended December 31, 2003 and 2004.

See note 37 to Amazonia’s consolidated financial statements which provides reconciliation to U.S. GAAP of Amazonia’s net income and shareholders’ equity.

The financial statements of Amazonia discussed in this section consolidate the equity interests in Sidor.

Amazonia’s investments in associated companies are accounted for under the equity method, which means that their profits net of losses are incorporated into Amazonia’s consolidated profit and loss accounts in proportion to the aggregate interest owned by Amazonia in the relevant company or entity from time to time.

Critical accounting estimates

Amazonia’s operating and financial review and prospects are based on Amazonia’s consolidated financial statements, which have been prepared in accordance with IFRS, including IFRS 1.

The preparation of the financial statements requires management to make estimates and judgments that affect the reported amounts of assets, liabilities, revenues and expenses, and the related disclosure of contingent assets and liabilities. Management bases its estimates on historical experience and on other assumptions that it believes to be reasonable under the circumstances and evaluates these estimates on an ongoing basis. Actual results may differ from these estimates under different assumptions or conditions.

Management believes the following critical accounting policies and estimates reflect the significant judgments and estimates used in the preparation of Amazonia’s consolidated financial statements. Management believes that changes in these assumptions and estimates are not likely to have a material impact on its consolidated financial statements.

Useful lives and impairment of property, plant and equipment

As permitted under IFRS 1- “First Time Adoption of IFRS,” management has elected to use the fair value of its property, plant and equipment as at January 1, 2003 as its “deemed cost.” In determining useful lives and impairment estimates, management considered, among others, the following factors: age, operating condition and level of usage and maintenance. Management conducted visual inspections for the purpose of (i) determining whether the current conditions of such assets are consistent with normal conditions of assets of similar age; (ii) confirming that the operating conditions and levels of usage of such assets are adequate and consistent with their design; (iii) establishing obsolescence levels and (iv) estimating expectancy, all of which were used in determining useful lives and impairment estimates. Management believes, however, that it is possible that the periods of economic utilization of property, plant and equipment may be longer than the useful lives so determined. In addition, management must periodically test its property, plant and equipment for impairment and, as a result, an impairment in value can be established. Impairments may result from, among other factors, changes in usage level and maintenance capital expenditure policies, obsolescence and external factors (including increases in input prices that would affect the profitability of the selected fixed assets). Any such impairment charges could have a material adverse effect on Amazonia’s results of operation, financial condition and net worth. Management believes that this accounting policy involves a critical accounting estimate because it is subject to change from period to period as a result of variations in economic conditions and business performance.

Allowances for doubtful accounts

Management makes estimates of the uncollectibility of Sidor’s accounts receivable. Management analyzes Sidor’s trade accounts receivable on a regular basis and, when aware of a third party’s inability to meet financial commitments to Sidor, management impairs the amounts due by means of a charge to the allowance for doubtful accounts. Management specifically analyzes accounts receivable and historical bad debts, customer concentrations, customer creditworthiness, current economic trends and changes in customer payment terms when evaluating the adequacy of the allowance for doubtful accounts.

In addition, a charge to the allowance for doubtful accounts is recognized when a customer makes a claim in connection with an order that has been invoiced and management estimates that, despite its efforts, Sidor is unlikely to collect the full amount of the invoice.

Allowances for doubtful accounts are adjusted periodically in accordance with the aging of overdue accounts. For this purpose, trade accounts receivable overdue by more than 90 days, and which are not covered by a credit collateral, guarantee or similar surety, are fully provisioned.

Historically, losses due to credit failures, aging of overdue accounts and customer claims have been within expectations and in line with the provisions established. If, however, circumstances were to materially change (e.g., higher than expected defaults), management’s estimates of the recoverability of amounts due to Sidor could be materially reduced and Amazonia’s results of operations, financial condition and net worth could be materially and adversely affected.

Loss contingencies

Sidor is subject to various claims, lawsuits and other legal proceedings, that arise in the ordinary course of its business. Sidor’s liability with respect to such claims, lawsuits and other legal proceedings cannot be estimated with certainty. Periodically, management reviews the status of each significant matter and assesses potential financial exposure. If the potential loss from the claim or proceeding is considered probable and the amount can be reasonably estimated, liability is recorded. Management estimates the amount of such liability based on the information available and the assumptions and methods it has concluded are appropriate, in accordance with the provisions of IFRS. Accruals for such contingencies reflect a reasonable estimate of the losses to be incurred based on information available, including the relevant litigation or settlement strategy, as of the date of preparation of the applicable financial statement. As additional information becomes available, management will reassess its evaluation of the pending claims, lawsuits and other proceedings and revise its estimates.

With respect to the loss contingencies described in Amazonia’s financial statements, management does not expect to incur any losses exceeding the amounts accrued as of December 31, 2004 or June 30, 2005 that would be material relative to Amazonia’s consolidated financial position, results of operation or liquidity as of such dates. However, if reserves prove to be inadequate and Amazonia incurs a charge to earnings, such charges could have a material adverse effect on Amazonia’s results of operation, financial condition and net worth.

Impairment of long-term investments

Management records an investment impairment charge when it believes an investment has experienced a decline in value that is other than temporary. Future adverse changes in market conditions or poor operating results of these investments could result in losses or an inability to recover the carrying value of the investments that may not be reflected in an investment’s current carrying value, thereby possibly requiring an impairment charge in the future.

Allowance for obsolescence of supplies and spare parts and slow-moving inventory

Management makes estimates of the recoverability of inventories of supplies and spare parts based on the following criteria:

•	analysis of the aging of the supplies and spare parts; and

•	analysis of the capacity of materials to be used according to their level of preservation and of their potential obsolescence due to technological changes in the mills.

In addition, an allowance for slow-moving inventory in Sidor’s manufacturing facilities is made in relation to finished goods based on management’s analysis of aging and market conditions. For this purpose, stocks of finished goods held in inventory for more than six months before the applicable reporting date are valued at their estimated recoverable value.

Historically, losses due to obsolescence and scrapping of inventory have been within expectations and the provisions established. If, however, circumstances were to materially change (e.g., significant changes in market conditions or in the technology used in the mills), management’s estimates of the recoverability of these inventories could be materially reduced and Amazonia’s results of operations, financial condition and net worth could be materially and adversely affected.

Income taxes

Under present Cayman Islands law, as long as Amazonia maintains its status as a holding company, no income, withholding (including with respect to dividends) or capital gain tax is payable in the Cayman Islands by Amazonia.

Management calculates present and deferred income taxes according to the tax laws applicable to Sidor in Venezuela. However, certain adjustments necessary to determine the income tax provision are finalized only after the balance sheet is issued. In cases in which the final tax outcome is different from the amounts that were initially recorded, such differences will impact the income tax and deferred tax provisions in the period in which such determination is made. When assessing the recoverability of deferred tax assets, management considers the scheduled reversal of deferred tax liabilities, projected future taxable income and tax planning strategies. Based on those estimates, management recorded a valuation allowance for a total of USD271.0 million and USD283.2 million at June 30, 2005 and December 31, 2004, respectively. The following table sets forth the composition of deferred tax asset impairment for the periods indicated.

	For the period ended
Impairment of deferred tax assets	December 31, 2004	June 30, 2005
Tax loss carryforwards	$250.1	$223.4
Income tax incentive regime	15.4	32.1
Asset tax credits	17.6	15.5

Total	$283.2	$271.0

Results of operations

The following table sets forth Amazonia’s operating and other costs and expenses as a percentage of net sales for the periods indicated.

	For the year ended December 31,
	2003	2004
Percentage of net sales
Net sales	100%	100.0%
Cost of sales	(60.8)%	(42.7)%

Gross profit	39.2%	57.3%
General and administrative expenses	(10.6)%	(7.2)%
Selling expenses	(9.6)%	(7.6)%
Other operating (expenses) income, net	(1.1)%	(1.0)%

Operating income	17.9%	41.5%
Financial (expenses) income, net	(34.6)%	(27.3)%
Gain on restructuring of debt	42.2%	0.0%

Equity in loss of associated companies	0.0%	(0.1)%

Income before income tax and asset tax (expense) benefit	25.5%	14.2%
Income tax and asset tax (expense) benefit	6.1%	(0.4)%

Net income for the year	31.5%	13.8%

Attributable to:
Equity holders of the Company	30.5%	7.6%
Minority interest	1.0%	6.1%

Fiscal year ended December 31, 2004 compared to fiscal year ended December 31, 2003

Overview

Amazonia’s net income attributable to its equity holders decreased by 60.1%, from USD367.1 million for the year ended December 31, 2003 to USD146.3 million for the year ended December 31, 2004. This significant decrease was primarily attributable to the recognition of a non-recurring gain in 2003 in connection with Sidor’s and Amazonia’s debt restructuring (USD508.0 million). Other drivers of the variation were an increase in operating results (USD795.4 million in 2004 compared to USD215.3 million in 2003), which was partially off-set by a strong increase in the financial expenses related to the compensation to certain participants in Sidor’s financial restructuring (USD343.6 million in 2004 compared to USD124.8 million in 2003) and the consequent increase in minority interest results.

The improved operating results of the period were due to an increase in international prices of flat and long steel products and certain favorable supply conditions in the period under analysis, which were partially off-set by an increase in raw materials and shipping costs.

Cash and cash equivalents as of December 2004 were USD211.5 million, compared to USD103.9 million as of December 2003. The increase of USD107.6 million was mainly due to the generation of cash from operating activities in an amount of USD415.4 million, of which USD140.6 million was applied to investments in fixed assets and loans granted to Matesi for its start-up, and USD150.0 million (net) was used in the repayment of financial debt.

Net sales

Net sales in 2004 totaled USD1,914.3 million, which represents an increase of 59.0% compared to the USD1,203.6 million posted in 2003. This substantial increase was primarily due to higher average selling prices for both flat steel products and long steel products and an increase of 8.1% in sales volumes.

The table below shows sales by product and market for the periods indicated.

Thousands of U.S. dollars	For the year ended December 31,
	2003	2004
Flat Steel Products Sales

South and Central America	$624,607	$1,111,183
North America	137,949	268,273
Europe	39,219	51,268
Other	107,335	55,422

Total Flat Steel Products Sales	$909,110	$1,486,146

Long Steel Products Sales

South and Central America	$209,114	$319,488
North America	39,436	52,651
Europe	6,519	2,575
Other		355

Total Long Steel Products Sales	$255,069	$375,069

Sales of Other Steel Products

South and Central America	$39,459	$53,093

Total Sales of Other Steel Products	$39,459	$53,093

Total Sales	$1,203,638	$1,914,308

Amazonia derives the majority of its revenues (approximately 77.6%) from sales of Sidor’s flat steel products. Sales of flat steel products increased by 63.5% from USD909.1 million in 2003 to USD1,486.1 million in 2004. In addition, long steel products increased by 47.0% from USD255.1 million in 2003 to USD375.1 million in 2004. Total sales of other steel products (which include sales of iron ore and pellets) also grew by more than a third from USD39.5 million in 2003 to USD53.1 million in 2004.

Sales volume

Sales volume increased by 8.1% from 3,139 thousand tons in 2003 to 3,391 thousand tons in 2004. This increase reflects the continued recovery of the South American regional economies, especially that of Venezuela, and in particular recovery of the Venezuelan oil and construction industries.

The table below shows total sales volume by product and market for the periods indicated.

Thousands of tons (unaudited)	For the year ended December 31,
	2003	2004
Flat Steel Products Sales Volume

South and Central America	1,465	1,825
North America	463	556
Europe	121	97
Other	317	155

Total Flat Steel Products Sales Volume	2,366	2,633

Long Steel Products Sales Volume

South and Central America	626	642
North America	126	108
Europe	21	7
Other		1

Total Long Steel Products Sales Volume	773	759

Total Sales Volume	3,139	3,391

Flat steel products sales increased by 11.3% with respect to 2003, due to a 24.6% increase in sales to South and Central America and a 20.1% increase in sales to North America, which were partially off-set by a decrease of 19.8% and 51.1% in exports to Europe and other countries, respectively. This change in sales destination reflects the recovery in steel consumption in the Americas and Sidor’s focus on the regional markets where it can provide specialized products and delivery services to its clients. Long steel products sales reached a total of 759 thousand tons in 2004, compared to 773 thousand tons in 2003, remaining relatively stable in volume in the period and across regions.

The following table shows the percentage market distribution of Sidor’s flat steel and long steel products sales by region for the periods indicated.

	For the year ended December 31,
Percentage of total sales	2003	2004
South and Central America	72.5%	77.5%
North America	14.7%	16.8%
Europe	3.8%	2.8%
Other	8.9%	2.9%

	100.0%	100.0%

Sales prices

Steel prices increased during 2004, benefiting from the strong market conditions throughout the year. Average price per ton of flat steel products increased by 46.9% from USD384 in 2003 to USD564 in 2004, while average price per ton of long products increased by 49.8% from USD330 in 2003 to USD494 in 2004.

Cost of sales

Total cost of sales increased by 11.7% from USD731.3 million in 2003 to USD816.8 million in 2004, mainly due to the increase in sales volume and an increase in the price of raw materials. The cost of raw materials increased by 33.6% to a total of USD538.1 million in 2004, and, in the same period, labor costs increased by 12.4% to a total of USD94.8 million.

Cost of sales, expressed as a percentage of net sales, decreased to 42.7% during 2004, compared to 60.8% for the previous fiscal year. This improvement in relative terms is explained by the very significant increases recorded in selling prices (an average increase of 47.2%) which more than compensated for the increased cost of supplies.

Average cost of sales per ton of flat steel products increased by 10.2% from USD226 per ton in 2003 to USD249 per ton in 2004, while cost of sales associated with long steel products remained stable throughout the periods under analysis.

General and administrative expenses

General and administrative expenses recorded for 2004 were USD138.0 million, or 7.2% of net sales, compared to USD127.1 million, or 10.6% of net sales, for 2003. The reduction of general and administrative expenses as a percentage of net sales is mainly due to a higher absorption of these expenses by higher sales prices and volumes. The 8.6% increase is mainly due to increases of 16.7% in labor costs and in services and fees related to general and administrative expenses of 39.6%, which were partially offset by a decrease of 18.8% in depreciation related to these expenses.

Selling expenses

Selling expenses for 2004 were USD145.7 million, or 7.6% of net sales, compared to USD116.1 million, or 9.6% of net sales, for 2003. In general, variations in selling expenses are closely tied to freight costs and other expenses related to the transport of goods. In this instance, the improvement in selling expenses as a percentage of net sales was driven by the increase in selling prices and the recovery of sales to Sidor’s traditional markets, while the increase in the amount of selling expenses related to the increase in sales volume and freight prices.

Other operating (expenses) income, net

Other operating income and expenses posted a net loss of USD18.4 million for the fiscal year ended December 31, 2004, compared to a net loss of USD13.8 million in the previous fiscal year.

Financial income (expenses), net and gain on restructuring of debt

Amazonia posted a net financial expense of USD522.5 million in 2004, compared to a net financial expense of USD416.8 million in the previous fiscal year. This variation is mainly related to the increase of USD218.8 million in the amounts paid by Sidor to the participants in Sidor’s 2003 financial restructuring. Amazonia recorded a non-recurring gain of USD508.0 million for 2003 in connection with Sidor’s and Amazonia’s debt restructuring.

Equity in loss of associated companies

Amazonia’s share in the results of associated companies during 2004 was a loss of USD1.2 million. This was mainly due to Sidor’s investments in Matesi and the subsequent start-up costs of Matesi’s operations.

Income tax and asset tax (expense) benefit

Amazonia recorded an income and asset tax expense of USD8.3 million in 2004, compared to an income and asset tax benefit of USD73.1 million in 2003 given the losses Sidor recorded in previous years.

Amazonia’s effective tax rate is calculated as income tax over income before equity in earnings of associated companies’ income tax and minority interest. For the year ended December 31, 2004, Amazonia’s effective tax rate was 3.1%.

Net income attributable to minority interest

Net income attributable to minority interest for the fiscal year 2004 increased to USD117.0 million from USD12.5 million in 2003. This increase was primarily due to the improvement in Sidor’s operating results for that period.

Liquidity and capital resources

The following table shows the changes in cash and cash equivalents for each of the last two years:

	For the year ended December 31,
Thousand of U.S. dollars	2003	2004
Net cash flow provided by operating activities	$246,290	$415,443
Net cash flow used in investment activities	(59,386)	(140,582)
Net cash flow used in financing activities	(148,363)	(149,974)

Increase in cash and cash equivalents	$38,541	$124,887
Cash and cash equivalents at the beginning of the period	74,371	103,912

Net effect of exchange rate changes in cash and cash equivalents	(9,000)	(17,318)

Cash and cash equivalents at the end of the period	$103,912	$211,481

Fiscal year ended December 31, 2004 compared to fiscal year ended December 31, 2003

Operating activities

Net cash provided by Sidor’s operations during 2004 was USD415.4 million compared to USD246.3 million in 2003. This increase was due to Sidor’s higher operating results, which was partially off-set by:

•	a total of USD343.6 million in compensation to participants in Sidor’s 2003 financial restructuring;

•	an increase in inventories of USD98.3 million, mainly due to an increase in business activity; and

•	a net increase in receivables and trade receivables, less trade payables of USD27.4 million, principally reflecting the increase in net sales.

Investing activities

Net cash used in investing activities in 2004 was USD140.6 million, compared to USD59.4 million in 2003. The significant increase from the previous year was due to:

•	loans granted by Sidor in 2004 totaling USD49.6 million to an associated company (Matesi);

•	a USD18.5 million increase in capital expenditures, which increased from USD59.5 million in 2003 to USD78.0 million; and

•	a USD13.1 million increase in the equity investment in Matesi.

Financing activities

Net cash used in financing activities was USD150.0 million in 2004, compared to USD148.4 million in 2003 mainly reflecting a net payment of the borrowings during these periods.

Principal sources of funding

Funding policies

Management’s policy is to maintain a high degree of flexibility in operating and investment activities by maintaining adequate liquidity levels and ensuring access to readily available sources of financing. Amazonia obtains financing primarily in U.S. dollars. Whenever feasible, management bases its financing decisions, including the term and type of facility, on the intended use of proceeds for the proposed financing.

Financial liabilities

Total financial debt decreased by 15.6% from USD883.4 million as of December 31, 2003 to USD746.0 million as of December 31, 2004.

The following table shows Amazonia’s financial liabilities as of the end of each of the last two years.

	As of December 31,
In millions of U.S. dollars	2003	2004
Amazonia Convertible Debt Instruments (“ACL”)	$127.6	$127.6
Banco de Desarrollo Económico y Social de Venezuela (BANDES)	334.9	244.8
Other bank loans	338.7	267.7
Other borrowings	82.2	105.9

Total borrowings	$883.4	$746.0

After the completion of Sidor’s financial restructuring in June 2003, Amazonia’s financial liabilities currently consist principally of bank loans and a convertible debt instrument issued by Amazonia to Ylopa. These facilities are denominated in U.S. dollars. For further information about Amazonia’s financial liabilities, please see notes 5 and 18 to Amazonia’s consolidated financial statements.

The 2003 financial restructuring agreements contemplate certain remaining obligations and restrictions, including:

•	Sidor transferred the fiduciary ownership of substantially all of its productive assets to a security trust;

•	a pledge on the shares of Sidor and Amazonia in the hands of the financial creditors of Sidor, for a term of two years as of the date of corporate reorganization, as long as no event of default takes place and the terms of Sidor’s refinanced loan agreements are fulfilled (this pledge was released as of July 2005);

•	a pledge of any future debt of Amazonia, which will be in effect until the pledges on shares of Amazonia and Sidor have been released (as noted above, such pledge was released as of July 2005);

•	an agreement not to create or set up any lien other than those permitted on the shares or debt of Amazonia or its shareholders;

•	restrictions on the distribution of profits; and

•	restrictions on the possibility of reorganization, declaration of bankruptcy or liquidation of Amazonia or Sidor.

In addition, the 2003 financial restructuring agreements provide for certain financial covenants that require Sidor to maintain specified ratio levels of EBITDA to total interest expense and aggregate outstanding debt to EBITDA.

On February 1, 2005, Ylopa exercised its option to convert certain debt instruments convertible into shares of Amazonia into a 67.4% equity interest in Amazonia.

Contractual obligations

The following table shows, by major category of commitment and long-term obligation, the maturity of Amazonia’s contractual obligations at December 31, 2004.

Millions of U.S. dollars	Total Amounts Committed	Less than 1 year	1-3 years	4-5 years	After 5 years
Borrowings(1)	$746.0	$216.7	$194.3	$42.0	$293.1
Purchase commitments(2)	2,015.9	171.2	513.5	342.3	988.9
Sales commitments(3)	1,283.2	128.9	474.0	316.0	904.4

Total Commitments	$4,045.1	$516.8	$1,181.8	$700.3	$2,186.4

(1)	Includes USD127.6 million corresponding to principal outstanding under the ACL. As discussed in Note 36 to Amazonia’s consolidated financial statements and in “Formation of Ternium and Related Party Transactions,” this debt instrument was converted into common stock of Amazonia in February 2005. The total estimated interest to be paid under these borrowings is USD161.7 million. The variable interest portion was calculated using the forward LIBOR curve as of December 31, 2004.
(2)	Includes contracts with Matesi (hot briquetted iron), PDVSA (gas) and EDELCA (electricity).
(3)	Includes a contract for the sale of pellets by Sidor to FMO and a contract for the sale of blooms to Tavsa, Tubos de Acero de Venezuela S.A. (“Tavsa”). For further information see, “Business—Raw Materials and Energy—Venezuela” and “Formation of Ternium and Related Party Transactions.”

The scheduled repayment of Amazonia’s financial loans is set forth in note 5 to Amazonia’s consolidated financial statements.

In connection with the restructuring of Sidor’s debt, a payment mechanism was established that required Sidor to use certain future cash surpluses to prepay the debt with BANDES and certain commercial bank creditors and to compensate CVG (the Venezuelan government) and certain partners of Amazonia (through Ylopa) pursuant to the agreements entered into by Sidor in the debt restructuring process of 2003. The payments under this mechanism would modify the payment schedule of Amazonia’s financial loans. For further information on the amounts payable by Sidor please refer to “Business—Subsidiaries—Amazonia, Ylopa and Sidor—Amazonia.”

Off-balance sheet arrangements

Amazonia does not use “off-balance sheet arrangements” as defined by SEC rules. As described above, Amazonia has various off-balance sheet commitments for the provision of raw materials and energy. Off-balance sheet commitments are discussed in note 34 to Amazonia’s consolidated financial statements included in this prospectus.

Net income (loss) and shareholders’ equity information on a U.S. GAAP basis

Amazonia’s consolidated financial statements have been prepared in accordance with IFRS, which, as applied to Amazonia, differs in significant respects from U.S. GAAP.

Under U.S. GAAP, Amazonia recorded net income of USD318.5 million for the fiscal year ended December 31, 2004 (compared to net income attributable to equity holders of USD146.3 million under IFRS), and net income of USD320.1 million for the fiscal year ended December 31, 2003 (compared to net income attributable to equity holders of USD367.1 million under IFRS). The principal differences between IFRS and U.S. GAAP that affected Amazonia’s total assets, net income and shareholders’ equity on a U.S. GAAP basis were:

•	differences in the capitalization of interest on property, plant and equipment under construction;

•	differences in the accounting for pension benefits;

•	differences in the accounting for the debt restructuring;

•	differences in the valuation of inventories; and

•	the effects on deferred taxes and minority interest of the reconciling items listed above.

Shareholders’ equity determined in accordance with U.S. GAAP was USD351.5 million as of December 31, 2004, compared to USD746.2 million under IFRS, and USD45.2 million as of December 31, 2003, compared to USD723.5 million under IFRS. The principal differences affecting the determination of shareholders’ equity are those described above.

For a discussion and a quantitative reconciliation of the differences between IFRS and U.S. GAAP as they relate to Amazonia’s consolidated net income (loss) and shareholders’ equity, see note 37 to Amazonia’s consolidated financial statements included in this prospectus.

Quantitative and qualitative disclosure about market risk

The discussion set forth below provides information, on a combined and consolidated basis, with respect to Amazonia’s sensitivity to changes in interest rates, foreign exchange rates and market prices. Sidor is the main operating company consolidated with Amazonia, and its exposure to market risks affects the results of Amazonia. In addition, in the ordinary course of business Amazonia also faces risks with respect to financial instruments that are either non-financial or non-quantifiable; such risks principally include country risk and credit risk and are not presented in the following analysis.

Amazonia’s subsidiary Sidor is exposed to the risk of changes in interest rates, foreign currency exchange rates and, to a limited extent, commodity prices. However, due to contractual and regulatory restrictions on the use of derivatives, Sidor does not hold any derivative financial instruments to mitigate its exposure to market risks.

The following table provides a breakdown of debt instruments at December 31, 2004 and 2003, which included fixed and variable interest rate obligations detailed by currency and maturity date.

At December 31, 2004 In millions of U.S. dollars	Expected maturity, as of December 31,
	2005	2006	2007	2008	2009	Thereafter	Total(1)
Non-Current Debt
Fixed Rate	—	—	—	—	—	$151.2	$151.2
Floating Rate	—	$57.8	$83.2	$53.3	$12.7	171.1	378.1

Current Debt
Fixed Rate	$44.5	—	—	—	—	—	$44.5
Floating Rate	172.2	—	—	—	—	—	172.2

Total	$216.7	$57.8	$83.2	$53.3	$12.7	$322.3	$746.0

(1)	As most borrowings incorporate floating rates that approximate market rates and the contractual repricing occurs every 3 to 6 months, the fair value of the borrowings approximates its carrying amount and is not disclosed separately.

Total Debt by Currency

In millions of U.S. dollars	2004
USD	$701.5
VEB	44.5

Total	$746.0

Interest Rate Risk

Interest rate movements create a degree of risk by affecting the amount of our interest payments and the value of Amazonia’s fixed rate debt. Most of Amazonia’s long-term borrowings are at variable rates. As of December 31, 2004, Amazonia had variable interest rate debt amounting to USD550.3 million. These variable rate debts expose Amazonia to the risk of increased interest expense in the event of increases in interest rates.

Given the restrictions discussed above, Amazonia does not have interest rate swap agreements to manage its exposure to interest rate changes. These restrictions and regulations could cause Sidor to be more vulnerable to market fluctuations than it would be if its hedging activities were unlimited.

Foreign Exchange Exposure Risk

Sidor conducts certain commercial and financial operations in currencies other than the U.S. dollar, its functional currency. As a result of its foreign currency exposure, exchange rate fluctuations impact Sidor’s results in the form of both translation risk and transaction risk on its income statement. Translation risk is the risk that the consolidated financial statements for a particular period or as of a certain date may be affected by changes in the prevailing rates of the various currencies of the reporting subsidiaries against the U.S. dollar. Transaction risk is the risk that the value of transactions executed in currencies other than the subsidiary’s functional currency may vary according to currency fluctuations.

As described above, Sidor’s use of derivative contracts is limited by contractual and regulatory restrictions. Therefore, Sidor does not have forward contracts in order to hedge its exposure to exchange rate risk in Venezuela.

Commodity Price Sensitivity

As an operating company, Sidor is exposed to risks resulting from fluctuations in the prices of commodities and raw materials. As discussed above, current contractual obligations and regulations restrict Sidor’s ability to hedge these risks.

Hylsamex

The following discussion should be read in conjunction with Hylsamex’s consolidated financial statements and the notes thereto included elsewhere in this prospectus. The Company acquired Hylsamex subsequently to the periods presented in Hylsamex’s consolidated financial statements included herein. Neither San Faustín nor any of its affiliates controlled or managed Hylsamex during the periods presented in such financial statements. Accordingly, except for the restatement into constant Mexican pesos as of June 30, 2005, such financial statements were not prepared by or at the direction of the Company. Hylsamex’s consolidated financial statements have been prepared in accordance with Mexican GAAP for each of the periods and at the dates indicated, in each case restated in constant Mexican pesos as of June 30, 2005. Mexican GAAP differs in certain significant respects from U.S. GAAP. See note 16 to Hylsamex’s consolidated financial statements included in this prospectus, which provides a description of the principal differences between Mexican GAAP and U.S. GAAP as they relate to Hylsamex’s consolidated financial statements and a reconciliation of net income and shareholders’ equity to U.S. GAAP for the periods and at the dates indicated therein. For a discussion of currencies used in this prospectus, exchange rates and accounting principles affecting the financial information contained in this prospectus, see “Exchange Rates” and “Presentation of Financial and Other Information.”

Overview

Hylsamex is one of the largest mini-mill steel companies in Mexico and is a strong competitor in each of its principal flat and long steel products, including value-added finished steel products for use mainly in the construction, automotive and appliance industries. Furthermore, Hylsamex owns two mine complexes from which it obtains its iron ore requirements. Hylsamex is a holding company and, as such, does not engage directly in production operations. Instead, operations are conducted by Hylsamex’s operating subsidiaries. The two principal subsidiaries of Hylsamex involved in its flat products activity are Hylsa S.A. de C.V. (“Hylsa”) and Galvak, S.A. de C.V. (“Galvak”), and those involved in the long products business are Hylsa Puebla S.A. and Hylsa Norte S.A., each of which is wholly owned by Hylsamex. Hylsa operates Hylsamex’s principal divisions of steel production, and Galvak is a leader in the production of coated steel. In the context of a corporate restructuring aimed at simplifying operations and eliminating unnecessary overlaps, on December 31, 2005 the other subsidiaries of Hylsamex (including Galvak) were merged into Hylsa, thereby consolidating under one operating company. The mergers are expected to take full effect within three months following the registration of each merger with the Public Registry of Commerce.

On August 22, 2005, Ternium consummated the acquisition of an indirect controlling interest in Hylsamex and its subsidiaries equivalent to a 99.3% equity interest. Through this transaction, Ternium also acquired the equity stake in Amazonia and Ylopa owned by Hylsamex and Hylsamex’s former controlling shareholder. Ternium has subsequently been purchasing shares in the open market, subject to applicable law, and its and Siderar’s indirect interest in Hylsamex has increased to 99.8%.

Key factors affecting sales and gross profit

Hylsamex’s revenues from the manufacture and sale of steel products are generated through the Flat Products Division, the Bar and Rod Division and the Tubular Products Division.

Sales

The following are the key factors that affect Hylsamex’s revenues from the sale of steel products prior to its acquisition by the Company:

•

Trends in world steel prices.    Steel prices in Mexico are generally set by reference to world steel prices, which are determined by global trends of supply and demand. Declines in the global price of steel generally lead to decreases in the prices of Hylsamex’s products and, consequently, to a decline in revenues and profitability. In 2000 and 2001, global steel prices decreased primarily due to the worldwide economic slowdown, increased competition and global overcapacity. By the end of 2001, world steel prices fell to their lowest levels in 20 years, but in 2001 they began to rise again. In the beginning of 2003, an increase in demand from Asia was followed by a negative period for sales. Nonetheless, there was a strong boost in both global demand and global steel prices during the second half of 2003, and, in the first quarter of 2004, they reached the highest levels in the past three years as a result of economic growth in Asia and the indication of economic recovery in the United States. During 2004, China came forward as a large consumer of steel raw materials such as steel scrap, metallurgical coal, iron ore and coke. Accordingly, the global demand versus supply for steel and its raw materials tightened during 2004, pushing steel prices up.

•	Demand for steel products. Historically, annual steel consumption in Mexico compared to the previous year changes at a rate that is linked to the annual change in Mexico’s gross domestic product. Global economic conditions, such as inflation, exchange rates and changes in gross domestic product in Hylsamex’s export markets, also drive steel consumption. Industry cycles in the industries Hylsamex serves also affect demand. Hylsamex targets the domestic sale of its steel products to the indirect export market, the distributors market, the construction industry and the autoparts industry. Domestic steel consumption in Mexico declined in 2001 as the U.S. and Mexican economies slowed. In 2002, the Mexican economy showed slight growth that continued through 2003. Global demand for steel products rose significantly in 2004, as economic growth in key regions of the world increased steel consumption.

•	Exchange rates. Nearly all of Hylsamex’s sales in its domestic market are made in Mexican pesos, while its export sales are denominated in U.S. dollars. On the cost side, a majority of its purchases are denominated and settled in Mexican pesos; imported purchases (mainly scrap and slabs) are denominated and settled in U.S. dollars. The strength of the Mexican peso affects Hylsamex’s revenues in several ways. If the Mexican peso appreciates (which occurred in 2004, when it appreciated 0.8% against the U.S. dollar), Hylsamex receives fewer Mexican pesos for each U.S. dollar of exports. At the same time, imports become cheaper in Mexican peso terms, which places a ceiling on domestic prices and limits Hylsamex’s ability to raise prices to keep pace with inflation. Conversely, the weak Mexican peso, which depreciated by 13.9% and 7.8% in 2002 and 2003, respectively, has positively impacted Hylsamex’s revenues in recent years.

•	Exports. Hylsamex’s ability to profitably access the export markets varies with the level of the Mexican peso, the strength of the economies of the countries to which it exports and overall steel prices. Hylsamex’s exports decreased in 2001 as economies slowed and prices for hot rolled steel diminished. Exports increased in 2002, and to a greater extent in 2003, due to demand in Asia and an increase in economic activity in North America towards the year-end. Exports grew significantly in 2004, primarily due to higher shipments of flat products. After the acquisition of Hylsamex by Ternium, sales will be analyzed by market region. See “Business—Ternium’s business strategy.”

•	Competition from imports and dumping conditions. Until 2002, steel imports, as a percentage of total domestic steel consumption, increased, reflecting global overcapacity. Foreign producers seeking new markets and the strong Mexican peso, which makes imports cheaper for Mexican consumers, provided an incentive to foreign producers to sell steel in Mexico. Imports into Mexico that constitute dumping are products that are being sold at a price that is below an average calculated price in the foreign producer’s home or other export market. The Mexican government has taken several measures to prevent unfair imports from entering the country, including increasing import tariffs to the highest permissible level for countries with which Mexico does not have free trade agreements. Imports decreased in 2003, reflecting improved international market conditions and the weakening Mexican peso.

•	Mix between commodity and value-added products. In response to changes in world steel prices, Hylsamex has made significant efforts over the past three years to shift a greater proportion of its production into value-added products, such as cold rolled steel and galvanized and tubular products, and away from commodity products such as hot rolled steel coils and rebar. Hylsamex believes that this change in its mix of operations towards the production of value-added products will allow it to maintain greater margins, even in periods of economic downturn.

•	Inflation. As described above, inflation has a negative impact on Hylsamex’s revenues when they are restated in constant Mexican pesos. Thus, even when its revenues rise in nominal terms, Hylsamex’s reported revenues decrease unless the rate of increase in nominal revenues is at least as great as the rate of inflation. Conversely, inflation accentuates any declines in nominal prices. The rate of inflation declined from 5.7% in 2002 to 4.0% in 2003 and rose to 5.2% in 2004.

Gross profit

Hylsamex’s gross profit is primarily influenced by:

•	Changes in the mix and nominal cost of variable inputs. Hylsamex’s main variable inputs can be categorized as follows:

•	Metallic inputs. The main metallic inputs used in the production of steel are direct reduction iron, or DRI, (which is produced internally) and scrap, either domestic, imported or internally generated. The cost of DRI is mainly affected by the cost of natural gas. Imported scrap prices generally follow the trend of international steel prices, and thus are influenced by industry cycles. Domestic scrap prices have risen to the extent that the domestic market has recovered. Because the price of finished products has been greater than steel scrap prices and the cost of DRI, the margins have increased and Hylsamex’s earnings have improved.

•	Energy inputs. Natural gas and electricity are two of the most important components of Hylsamex’s cost structure. Natural gas is mainly used to produce DRI. Hylsamex acquires natural gas through a fixed price contract and in the spot market. The cost of electricity charged by the Mexican utility company is based on fossil fuel prices and three separate production price indices that are affected by domestic inflation and currency devaluation. Natural gas prices rose substantially in 2003 and have since returned to normal levels. Electricity prices have increased in recent years, reflecting inflation and higher fossil fuel prices. Hylsamex monitors natural gas prices and can hedge against price fluctuations through its natural gas hedging program, described further below. On September 12, 2005, the Mexican government issued a decree that modifies the mechanism that sets the natural gas price in the Mexican market. The Mexican government has announced its intent to terminate this decree effective as of January 31, 2006. The decree is discussed in more detail in “Business—Raw materials and energy—Mexico—Natural gas.” The Company expects that, while in place, the new pricing mechanism will substantially reduce the cost and price volatility of natural gas in the Mexican market.

•	Other inputs. This category includes inputs such as electrodes, refractories and alloys used in the production of steel. Hylsamex buys these inputs in the spot market or through contracts with suppliers.

•	Inflation. Higher inflation reduces the effect of increases in nominal incomes and expenses when reported in constant Mexican pesos.

Basis of preparation of financial statements

Mexico has experienced high inflation during certain periods covered by Hylsamex’s consolidated financial statements. During 2002, 2003 and 2004, the rate of inflation in Mexico, as measured by changes in the Mexican National Consumer Price Index (the “Mexican NCPI”), was 5.70%, 3.98% and 5.19%, respectively. Mexican GAAP requires that financial statements recognize certain effects of inflation, and, consistent with such requirement, line items are either inflated or deflated by the Mexican NCPI. As a result, financial statements prepared under Mexican GAAP are restated in “constant” amounts (i.e., with adjustments for inflation), rather than in “nominal” amounts as reported under U.S. GAAP. Except where indicated otherwise, all data set forth below have been restated in constant Mexican pesos as of June 30, 2005.

In compliance with Mexican GAAP, Hylsamex’s consolidated financial statements present all financial effects of operating and financing a business under inflationary conditions. These effects are reflected in the comprehensive financial income (expense) in Hylsamex’s consolidated financial statements. These include:

•	interest expense on borrowed funds, net of interest and dividends earned on cash and temporary investments;

•	appreciation or depreciation of marketable securities and the realized gain or loss from the investment;

•	foreign exchange gains or losses associated with monetary assets and liabilities denominated in foreign currencies; and

•	losses resulting from holding monetary assets exposed to inflation, net of gains resulting from having monetary liabilities exposed to inflation.

To the extent that a company has, on average, monetary liabilities that exceed its monetary assets in a period of high inflation, the company will generate a monetary gain.

Nearly all of Hylsamex’s sales in its domestic market are made in Mexican pesos, while its export sales are denominated in U.S. dollars. To restate its U.S. dollar revenues in constant Mexican pesos in accordance with Mexican GAAP, Hylsamex:

•	translates the amount of each U.S. dollar sale into Mexican pesos at the MXN to USD exchange rate as of the day of the sale; and

•	restates the amount of each sale on the basis of changes in the Mexican NCPI since the month in which revenue from the sale was recognized.

As a result, comparisons of revenues from period to period are influenced not only by changes in volumes sold and in the price per ton, but also by the rate of inflation in Mexico and, in the case of export sales, by the changes in the value of the Mexican peso against the U.S. dollar. In particular:

•	even if revenues increase in nominal Mexican peso terms from period to period, they will decrease when reported in constant Mexican pesos unless the rate of increase in nominal Mexican peso terms is at least as great as the cumulative rate of inflation; and

•	devaluation of the Mexican peso against the U.S. dollar has a positive effect on reported net export revenues that helps offset inflation, because each nominal U.S. dollar of sales translates into a greater number of nominal Mexican pesos. Conversely, revaluation of the Mexican peso has a negative effect on reported net revenues.

Critical accounting estimates

Hylsamex has identified the policies below as critical to its business operations and to the understanding of its results of operations. For a detailed discussion on the application of these and other accounting policies, see note 2 in the notes to Hylsamex’s consolidated financial statements. Hylsamex’s preparation of the consolidated financial statements requires it to make estimates and assumptions that affect the reported amount of assets and liabilities, disclosure of contingent assets and liabilities as of the date of its financial statements and the reported amounts of revenue and expenses during the reporting period. Actual results may differ from those estimates. Hylsamex believes the following critical accounting policies used in the preparation of its consolidated financial statements involve significant judgments and estimates.

Deferred charges

Under Mexican GAAP, Hylsamex capitalizes certain expenses related to deposits of extractable minerals of its mining subsidiaries, costs of development and implementation of integral computer systems, debt placement expenses and pre-operating expenses. The determination of the amortization period for these capitalized expenses requires significant management judgments regarding, among others, the expected future operations period. Hylsamex estimates the expected useful life of its mining operations based on its estimates of proven reserves at its mines and its expectations concerning the rate at which Hylsamex will use those reserves, which requires estimates of future production levels. If these estimates were incorrect, Hylsamex could be required to use a shorter amortization period, which would adversely affect its earnings. Hylsamex estimates the useful life of its computer systems based on its experience. Depending on rates of technological change, the useful lives of these assets could be shorter, which could require Hylsamex to adjust the amortization period and to take a corresponding charge to its earnings.

Income taxes

In preparing its consolidated financial statements, Hylsamex is required to estimate its income tax obligations. This process involves estimating Hylsamex’s actual current tax exposure and assessing temporary differences resulting from differing treatment of items, such as inventories and fixed assets, for tax and accounting purposes. These differences result in deferred tax assets and liabilities, which are included in the consolidated balance sheet. Hylsamex must then assess the likelihood that its deferred tax assets will be recovered from future taxable income. Hylsamex must establish a valuation allowance to the extent it believes that the recovery is not likely. In addition, to the extent Hylsamex establishes a valuation allowance or increases this allowance in a period, it must include an expense within the tax provision in the statement of operations. Estimates of future taxable income are based on Hylsamex’s expectations of the future development in its business and in the markets in which it operates; as such, the estimates involve uncertainty.

Significant management judgment is required in determining the provision for income taxes, the deferred tax assets and liabilities, and any valuation allowance recorded against Hylsamex’s net deferred tax assets. In 2003, Hylsamex recorded a valuation allowance of MXN286 million due to uncertainties related to its ability to use some of its deferred tax assets before they expire; these deferred tax assets primarily consist of certain net operating losses carried forward and recoverable asset taxes. The valuation allowance was reversed in 2004 due to the strong recovery of operating results. In the event that actual results differ from these estimates or these estimates are adjusted in future periods, Hylsamex may need to establish a valuation allowance which could materially impact its financial position and results of operations.

Seniority premiums and pension plans

Hylsamex engages an independent actuarial firm to perform an actuarial valuation of the fair values of its seniority premiums and pension plans. Hylsamex provides the actuarial firm with certain assumptions that have a significant effect on the reported fair value of its seniority premiums and pension plans. These include assumptions regarding:

•	weighted average discount rate—used to calculate the net present value of obligations;

•	return on assets—used to estimate the growth in invested asset value available to satisfy certain obligations;

•	salary increases—used to estimate the impact of future pay increases on postretirement obligations; and

•	medical cost inflation—used to calculate the impact of future medical costs on postretirement obligations.

Hylsamex understands that these assumptions directly impact the actuarial valuation of the seniority and pension plan obligations recorded on its balance sheet and the income or expense that flows through its income statements. Hylsamex bases its assumptions on historical or market data which it considers reasonable under the circumstances. Variations in these assumptions could have a significant effect on the amounts reported in its income statements.

Allowance for doubtful accounts

Hylsamex’s management makes estimates of the collectibility of its accounts receivable. Specifically, in order to evaluate the provision for doubtful accounts, management analyzes the accounts receivable, historical write-offs, concentration of client accounts, customer credit worthiness, prevailing economic trends and changes in payment terms. Hylsamex’s policy is to maintain reserves sufficient to cover the accounts receivable that become due in 90 days or more. If circumstances change (i.e., higher-than-expected defaults or an unexpected material adverse change in a major customer’s ability to meet its financial obligations to Hylsamex), management’s estimates of the recoverable amounts could be materially reduced.

Impairment of fixed and deferred assets

Hylsamex estimates the useful life of its fixed and differed assets in order to calculate the expenses for amortization and depreciation that will be registered in a certain accounting period. The useful life is calculated on the date of the acquisition of the asset and calculation is based on historical experience of Hylsamex with respect to similar assets and on technological and other expected changes. If technological changes occur before expected or are different from expected, the useful life of the assets might have to be shortened, which would result in an increase of expenses for depreciation and amortization in future periods. In addition, technological changes might result in charges for impairment to show the decrease in the value of the asset. Hylsamex reviews these assets annually to assess whether there is an impairment in their value, but also reviews them when facts or circumstances indicate that there may be a chance that their book value may not be recovered throughout their remaining useful life. Hylsamex uses its cash flow to cover the impairment in its assets’ value, taking into account management’s estimates of future transactions.

Derivative financial instruments

In order to comply with management’s control measures and procedures for reducing financial risk, Hylsamex systematically analyzes the convenience of entering into derivative transactions, such as interest rate and currency exchange rate futures and options. In implementing these control measures and procedures for reducing financial risks, Hylsamex has contemplated and in some cases completed transactions regarding: (i) hedging of projected acquisitions of fuel and electricity; (ii) hedging of net investments by Hylsamex in foreign affiliated companies; (iii) hedging of future options under Hylsamex’s plan for equity investments and (iv) the use of alternative sources of financings to reduce costs. These instruments have been negotiated with financially solid institutions, and, therefore, Hylsamex considers that their risk of default is very low.

On January 1, 2001, Hylsamex adopted Bulletin C-2 Financial Instruments (Bulletin C-2), which requires that all derivative financings be registered on the balance sheet as assets or liabilities at their reasonable estimated value; changes to such estimated value also must be recorded on the income statement of the period when such changes occurred. Pursuant to Bulletin C-2, Hylsamex’s balance sheet and income statement can be subject to volatility due to variations in interest rates, exchange rates, price of shares and other conditions set forth in Hylsamex’s financial instruments. Reasonable estimated value shows a valuation effect as of the date of the report, and inflow and outflow of cash to or from third parties that will occur will not be known until the expiry of the respective financial instrument.

Estimates for inventories

Hylsamex uses estimates of obsolescence to regularly identify and classify certain obsolete or slow-moving materials. In addition, inventory reserves are established for finished products when their cost exceeds their market value. This analysis is independently conducted by Hylsamex’s subsidiaries, considering costs and prices specific to them.

Results of operations

The following table sets forth certain operating information of Hylsamex as a percentage of net sales for the periods indicated.

	For the year ended December 31,			For the six-month period ended June 30,
	2002	2003	2004	2004	2005
Percentage of net sales
Net sales	100.0%	100.0%	100.0%	100.0%	100.0%
Cost of sales	(86.1)%	(88.2)%	(67.0)%	(68.5)%	(72.7)%

Gross margin	13.9%	11.8%	33.0%	31.5%	27.3%
Operating expenses	(8.5)%	(7.5)%	(5.3)%	(5.6)%	(6.7)%
Operating income	5.4%	4.4%	27.6%	25.8%	20.6%
Comprehensive financing expenses, net	(11.9)%	(9.7)%	(2.4)%	(4.2)%	(1.1)%
Other income (expense), net	(3.2)%	(0.2)%	(0.2)%	(0.3)%	0.1%

Equity in net income (losses) of associated companies	0.7%	1.9%	2.9%	2.4%	1.9%
Income (loss) before income tax and asset tax and employees’ profit sharing	(10.4)%	(3.7)%	28.0%	23.8%	21.6%
Income tax and asset tax	3.9%	(1.3)%	(3.3)%	(5.8)%	(5.2)%
Employees’ profit sharing	(0.2)%	(0.1)%	(1.3)%	(0.2)%	(0.9)%
Consolidated net income	(6.7)%	(5.1)%	23.3%	17.8%	15.5%
Net income (loss) corresponding to minority interest	(1.2)%	0.1%	0.2%	0.4%	(0.4)%
Net income (loss) corresponding to majority interest	(5.4)%	(5.2)%	23.1%	17.5%	15.1%

Six-month period ended June 30, 2005 compared to six-month period ended June 30, 2004

Overview

Hylsamex’s net income corresponding to majority interest totaled MXN1,996 million for the first half of 2005, compared to MXN2,157 million in the same period of 2004. The decrease of 7.5% was driven by a sharp increase in energy and raw materials costs and by weaker revenues per ton. In an environment of rising costs, Hylsamex continued to capitalize on its vertical integration and its modern facilities in order to maintain relative cost stability. The steel supply and demand trends in key economies such as China and the United States, as well as energy costs, remain relevant variables which can affect Hylsamex’s future performance. Operating income per ton decreased from MXN2,026 for the first six months of 2004 to MXN1,737 for the same period of 2005.

Net Sales

In the first six months of 2005, Hylsamex generated MXN13,207 in net sales, an increase of 6.9% compared to the revenues of MXN12,355 million reported for the same period of 2004. This improvement was primarily due to improved steel prices in Hylsamex’s domestic market.

Sales volume

In the first six months of 2005, Hylsamex sold 1,570 thousand tons, similar to the shipments of 1,575 thousand tons recorded during the first six months of 2004. Total domestic sales decreased 4.2%, to a level of 1,191 thousand tons, due to the major maintenance program in the Flat Products Division’s mini-mill during January 2005 and recent market conditions that have led to decreased output at Mill No. 1. Conversely, export shipments grew 14.2% to 378.7 thousand tons in the first half of 2005. Sound economic activity in key regions of the world has led to strong export volume.

Sales prices

Net sales per ton reached MXN8,412 per ton, an increase of 7.2% compared to the net sales per ton of MXN7,847 obtained in the same period of 2004.

Cost of sales

Total cost of sales for the first six months of 2005 amounted to MXN9,601 million, increasing 13.4% from the MXN8,468 million recorded in the same period of 2004. This increase was largely due to higher variable costs including higher energy costs, greater prices for scrap metal and the higher cost for externally-sourced steel used in the coating operations. On a per ton basis, cost of sales increased 13.7%, reaching MXN6,115 per ton in the first six months of 2005.

Cost of sales, expressed as a percentage of net sales, increased to 72.7% during the first six months of 2005, compared to 68.5% in the same period of 2004. This increase was mainly due to the increase in raw material prices such as energy, scrap and externally sourced steel.

Operating expenses (selling, general and administrative expenses)

In the first six months of 2005, operating expenses amounted to MXN879 million, which represents an increase of 26.1% compared to the MXN697 million recorded in the first half of 2004. In the first six months of 2005, the ratio of operating expenses to sales increased from 5.6% registered in the same period of 2004 to 6.7%. Operating expenses include management fees paid to Alfa. As a result of the acquisition by Ternium of Hylsamex, the management fees paid to Alfa have been discontinued.

Operating income

Operating income for the first six months of 2005 amounted to MXN2,727 million, 14.5% less than the operating income of MXN3,190 million obtained in the same period of 2004. Operating profitability decreased as a result of a higher cost per ton caused by higher energy costs, greater prices for scrap metal, the higher cost for externally-sourced steel used in the coating operations and the management fees paid to Alfa.

Comprehensive financing expenses, net

For the first six months of 2005, Hylsamex recorded a net financial loss of MXN140 million, 72.9% less than the net financial cost of MXN516 million recorded for the comparable period of 2004. The reduction was mainly a consequence of Hylsamex registering foreign exchange gains of MXN179 million in 2005 compared to the losses of MXN194 million in 2004. In addition, net financial expenses in 2005 declined by 24.6% to MXN417 million. These favorable changes were only partially offset by lower monetary position gains in 2005, which resulted from lower domestic inflation and fewer monetary liabilities on Hylsamex’s balance sheet.

Equity income from associated company (Amazonia)

Hylsamex’s minority stake in Amazonia generated a gain of MXN253 million in the first half of 2005, compared to the gain of MXN302 million recorded for the same period in the previous year. For a discussion of the operating performance of Amazonia during this period, please see “Management’s Discussion and Analysis of Financial Condition and Results of Operations—Ternium.”

Taxes (income tax, asset tax and employees’ profit sharing)

Taxes for the first half of 2005 were MXN808 million, representing an increase, due to Hylsamex’s improved profitability, of 10.5% from the MXN731 million recorded in the same period of 2004. In addition, Hylsamex began to make required interim tax payments.

Year ended December 31, 2004 compared to year ended December 31, 2003

Overview

Throughout 2004, Hylsamex’s competitive strengths have permitted Hylsamex to capitalize on the favorable environment in the global steel industry. While Hylsamex’s revenue per ton increased during 2004 due to tightness in international steel demand and supply, Hylsamex has maintained a relatively stable cost per ton as a result of its vertical integration with in-house access to low-cost iron ore, DRI production capability and flexibility in its metallic charge.

Hylsamex’s status as “supplier-of-choice” in the Mexican market, strong distribution network and proximity to the U.S. market allowed it to register solid sales volumes during 2004. Hylsamex has also reaped the benefits of the numerous cost efficiency programs implemented in past years.

Hylsamex’s net income corresponding to majority interest was MXN6,238 million for 2004, as compared to a net loss of MXN884 million for 2003. The significant variation is mainly explained by the positive swing in Hylsamex’s operating profitability from 2003 to 2004, lower net financial expenses and higher equity income from Amazonia, partially offset by greater tax charges.

Net sales

In the year ended December 31, 2004, Hylsamex’s net sales amounted to MXN26,986 million, 59.2% higher than the MXN16.948 million recorded in 2003. The key element supporting revenue growth during 2004 has been Hylsamex’s ability to promptly adjust product prices according to international steel prices, particularly steel prices in the United States. Steel prices also reflect the increased cost of certain inputs such as steel scrap. Hylsamex especially benefited from the favorable trends in prices since most sales are on a spot basis. In addition, Hylsamex’s value-added product mix has facilitated a price premium, further enhancing Hylsamex’s average prices.

Strong export volumes and prices allowed Hylsamex to generate export revenues of MXN6,439 million in 2004, 68.3% greater than the MXN3,825 million recorded in 2003. Hylsamex’s privileged geographic location in the NAFTA region and its ability to adjust product prices were key factors that facilitated the increase in export revenues.

The table below shows Hylsamex’s net sales by market and average revenue per ton for the periods indicated.

	For the year ended December 31,
Millions of Mexican pesos	2003		2004
Net sales
Domestic	MXN	13,123	MXN	20,547
Export		3,825		6,439

Total net sales	MXN	16,948	MXN	26,986

Average MXN/ton		5,866		8,521

Sales volume

Hylsamex sold 3,167 thousand tons of steel products during 2004, representing an increase of 9.6% from the 2,889 thousand tons sold in 2003. Shipments of flat products (which include coated and tubular products) were up 11% or 202 thousand tons for the year, while the sale of long products increased 7% or 76 thousand tons. Greater domestic economic growth and lower concentration of imports into Mexico, coupled with an improved international steel market, led to the stronger sales volume in 2004.

Total domestic sales volume for the year amounted to 2,436 thousand tons, an increase of 8.1% from the 2,253 thousand tons sold in 2003. The increase was due to higher sales of flat products and to greater sales of wirerod.

Hylsamex recorded a year of solid export volume, fueled by a pick up in economic activity in the NAFTA region. Hylsamex reported the highest level of export tonnage in the past eight years. Total export shipments amounted to 731 thousand tons, increasing 14.9% from the 636 thousand tons sold in 2003. Most of the increase is attributable to growth in sales volume of flat products.

The table below shows Hylsamex’s sales volume by market for the periods indicated.

	For the year ended December 31,
Thousands of tons	2003		2004
Sales volume

Domestic	M	XN 2,253	M	XN 2,436
Export		636		731

Total shipments	M	XN 2,889	M	XN 3,167

Sales prices

In 2004, average sales price per ton reached MXN8,521, representing an increase of 45.3%, or MXN2,655, from MXN5,866 in 2003.

Cost of sales

Cost of sales for 2004 amounted to MXN18,093 million, increasing 21.1% from the MXN14,940 million recorded in 2003. The 21.1% rise in cost of sales is due to the 9.6% growth in sales volume and higher variable costs in 2004. On a per ton basis, cost of sales increased 10.5%, due to higher costs of scrap and energy inputs.

Cost of sales, expressed as a percentage of net sales, decreased to 67.0% during 2004, compared to 88.2% for the previous fiscal year. This decrease was mainly due to Hylsamex’s ability to promptly adjust its products according to international steel prices, as mentioned above. On a per ton basis, cost of sales increased only 10.5% while net sales increased 45.3%.

However, beginning in the last quarter of 2004, the steel industry experienced a decline in prices, yet prices remained at levels that were significantly higher than those experienced in 2003, although this trend may not continue in the future. For further information related to industry trends, please see “Steel Industry Overview—Current industry trends.”

The table below summarizes the total cost of sales, the cost per ton and gross margin for the periods indicated.

	For the year ended December 31,
	2003		2004
Total cost of sales (in millions of Mexican pesos)	M	XN 14,940	M	XN 18,093
Cost per ton (in Mexican pesos)		5,171		5,713
Gross margin		11.8%		33.0%

Some of the main elements of Hylsamex’s cost of sales are gas, electricity and metallic inputs. The following information presents an explanation of the impact of these elements during the periods under analysis.

Natural gas.    Hylsamex’s effective cost for natural gas in 2004 was MXN62.0/MMBtu, increasing 15% from the MXN53.68/MMBtu registered in 2003. In contrast, Hylsamex’s reference price for natural gas—the

South Texas index—increased 19% on average (MXN65.96/MMBtu in 2004 compared to MXN55.51/MMBtu in 2003). Hylsamex’s effective cost for natural gas increased less than the market price as a result of the Hylsamex’s hedging strategies. Hylsamex is constantly monitoring and studying the natural gas markets to manage this exposure.

While Hylsamex’s financial hedges are referenced to NYMEX natural gas prices, all of Hylsamex’s financial hedges described below are shown at their South Texas equivalent price. In 2004, South Texas prices were on average MXN3.39 lower than the NYMEX price. As of December 31, 2004, Hylsamex’s natural gas hedging program consists of the following positions:

•	Calendar 2005: 32% of the needs are hedged with a MXN48.42/MMBtu swap capped at MXN75.80/MMBtu.

•	February to August 2005: an additional 32% of the requirements are covered through a MXN66.30/MMBtu swap. When market prices hover between MXN50.91/MMBtu and MXN64.83/MMBtu, Hylsamex will pay the prevailing market price plus MXN1.47/MMBtu. The swap is capped at MXN87.12/MMBtu.

•	January, and September to December 2005: an additional 32% of the requirements are covered through a MXN64.83/MMBtu swap. When market prices hover between MXN55.44/MMBtu and MXN64.83/MMBtu, Hylsamex will pay the prevailing market price. The swap is capped at MXN87.12/MMBtu.

•	Calendar 2007: Hylsamex sold a swaption at MXN47.52/MMBtu for 32% of the requirements for the year.

Electricity.    Hylsamex’s average cost of electricity was MXN0.49/KWh in 2004, 14% higher than the cost of MXN0.43/KWh observed in 2003. The increase in the cost of electricity was the result of higher international prices for fossil fuels.

Metallic inputs.    The weighted average cost of Hylsamex’s metallic charge in 2004 was MXN2,228.86/ton, up 38% from that of 2003. The cost of metallic charge increased mainly as a result of higher scrap prices during the year and, to a lesser extent, from higher natural gas prices affecting the cost of DRI. The average cost of producing DRI rose MXN33.94/ton compared to the previous year. In 2004, domestic and imported scrap prices experienced important rises versus the prior year due to greater demand from steel producers. The cost of Hylsamex’s domestic scrap mix in 2004 rose MXN984.32/ton compared to 2003; the cost of Hylsamex’s imported scrap mix in 2004 increased by MXN1,137/ton in the comparison with 2003. As a result of DRI’s cost competitiveness compared to other metallics, in 2004 Hylsamex increased its DRI production and DRI’s relative importance in the metallic charge. In 2004, the total content of internally-sourced metallics—mainly DRI and home scrap—in Hylsamex’s metallic charge increased to 63%, from 61% during 2003.

Operating expenses (selling, general and administrative expenses)

Operating expenses for 2004 amounted to MXN1,435 million, up 13.0% from the MXN1,270 million recorded in 2003. The ratio of operating expenses to sales decreased from 7.5% in 2003 to 5.3% in 2004, as a result of greater revenues and the fixed nature of most operating expenses.

Operating income

Operating income for 2004 amounted to MXN7,458 million, more than ten times the operating income of MXN738 million obtained in 2003. The operating margin for 2004 reached 27.6%, compared to the 4.4% recorded in 2003. The increase in operating income is mainly explained by improved steel prices and Hylsamex’s ability to maintain its unit cost relatively stable. Greater sales volume also contributed to the increase in operating income.

Comprehensive financing expenses, net

During 2004 Hylsamex recorded financial expenses of MXN646 million, representing a decrease of 60.7% from the financial expenses of MXN1,642 million recorded in 2003. The difference between 2003 and 2004 primarily related to:

•	a MXN888 million decrease in foreign exchange losses for 2004 that resulted from the relative stability of the Mexican peso-U.S. dollar exchange rate throughout the year, and

•	a MXN136 million drop in net interest expense caused by the reduction of debt carried out during 2004.

Equity income from associated company (Amazonia)

Hylsamex’s minority stake in Amazonia generated a gain of MXN788 million in 2004, as compared to the gain of MXN318 million recorded in 2003. For a discussion of the operating performance of Amazonia during this period, please see “Management’s Discussion and Analysis of Financial Condition and Results of Operations—Amazonia—Fiscal Year ended December 31, 2004 compared to fiscal year ended December 31, 2003—Net income attributable to minority interest.”

Taxes (income tax, asset tax and employee profit sharing)

Hylsamex’s income statement reflected a charge of MXN1,261 million in tax accruals during 2004, compared to the MXN242 million charged in 2003. Tax figures include income taxes, asset taxes and employees’ profit sharing. Net income and asset taxes accrued in 2004 was MXN902 million, compared to MXN224 million in 2004. In 2004, Hylsamex recovered asset tax credits for MXN554 million. Also, Hylsamex accrued MXN359 million in profit sharing. Taxes rose due to Hylsamex’s improved profitability.

Year ended December 31, 2003 compared to year ended December 31, 2002

Overview

In 2003, Hylsamex recorded a net loss corresponding to majority interest of MXN884 million, compared to a net loss corresponding to majority interest of MXN808 million in 2002. Hylsamex recorded stable operating results in spite of the volatility observed in international steel prices, steel demand and the increase of certain inputs. Steel sales were influenced by the strong steel demand from Asia throughout the year, and the recovery of the U.S. economy during the second half of the year. The anticipated cancellation of the import tariffs imposed by the United States had no impact in steel prices in the North American region, as the Asian demand helped to stabilize global aggregate demand and supply and the weak U.S. dollar made imports less attractive. Mexican steel market showed little growth during 2003, in line with general Mexican economic growth.

Average sales price per ton in 2003 was MXN5,866, 9.6% higher than the MXN5,352 per ton attained in 2002. Similarly, annual sales volume increased by 4% to 2,889 thousand tons. Hylsamex recorded another year of solid export volume, as shipments overseas reached their highest level in eight years.

Net sales

In the year ended December 31, 2003, Hylsamex’s net sales amounted to MXN16,948 million, 14.0% higher than the MXN14,869 million recorded in 2002. Steel sales were influenced by the recovery of the U.S. economy in the second half of the year. Export revenues for the year totaled MXN3,825 million, 22% above the MXN3,135 million recorded in 2002 on account of the increase in export shipments of long, coated and tubular products.

The table below shows Hylsamex’s net sales by market and revenue per ton for the periods indicated.

	For the year ended December 31,
Millions of Mexican pesos	2002		2003
Net Sales

Domestic market	MXN	11,734	MXN	13,123
Export market		3,135		3,825

Total net sales	MXN	14,869	MXN	16,948

Average MXN/ton		5,352		5,866

Sales volume

Hylsamex sold 2,889 thousand tons of steel products during 2003, an increase of 4% from the 2,778 thousand tons sold in 2002. Steel sales were influenced by the recovery of the U.S. economy in the second half of the year. Shipments of flat products—hot and cold rolled band, tubular and coated products—were up 3.0%, or 60 thousand tons, for the year, while the sale of long products increased 5%, or 52 thousand tons, during the year.

Total domestic sales volume for the year amounted to 2,253 thousand tons, an increase of 2.6% from the 2,196 thousand tons sold in 2002. The increase was due to higher sales in certain categories of flat products and to greater tonnage sold of billet, a semi-finished long product. The other major categories of steel products remained at levels similar to the previous year.

Total export shipments amounted to 637 thousand tons, increasing 9.5% from the 582 thousand tons sold in 2002. Most of the rise is attributable to growth in sales volume of long, coated and tubular products.

The table below shows Hylsamex’s shipments by market for the periods indicated.

	For the year ended December 31,
Thousands of tons	2002	2003
Sales volume

Domestic	2,196	2,253
Export	582	637

Total shipments	2,778	2,889

Sales prices

In 2003, average sales price per ton reached MXN5,866, 9.6% higher than the MXN5,352 per ton attained in 2002. The increase in revenue per ton compared to 2002 was due to the improvement in Hylsamex’s average steel price. The improvement in domestic prices was mostly due to better average pricing in the long products division. Average domestic prices in the flat, coated and tubular products divisions showed modest improvements.

Cost of sales

Cost of sales for the year 2003 totaled MXN14,940 million and was 16.7% higher than the MXN12,800 million recorded in 2002. The growth in cost of sales was led by higher prices for energy and steel scrap inputs, the 4.0% annual increase in sales volume and higher prices for externally-sourced steel for use at the coating operations. The increase in cost of sales was diminished by the positive effect on Mexican peso-linked items by the 12% Mexican peso devaluation (comparing the daily average exchange rate for each year).

On a per ton basis, cost of sales in 2003 amounted to MXN5,171 per ton, increasing 12.2%, or MXN563 per ton from the MXN4,608 per ton recorded in 2002.

The table below summarizes the total cost of sales, the cost per ton and gross margin for the periods indicated.

	For the year ended December 31,
	2002		2003
Total cost of sales (in millions of Mexican pesos)	M	XN12,800	M	XN14,940
Cost per ton (in Mexican pesos)		4,608		5,171
Gross margin		13.9%		11.8%

Some of the main elements of Hylsamex’s cost of sales are gas, electricity and metallic inputs. The following information presents an explanation of the impact of these elements during the periods under analysis.

Natural gas.    Hylsamex’s effective cost for natural gas was MXN53.69/MMBtu, increasing 60% from the MXN33.62/MMBtu registered in 2002. In contrast, Hylsamex’s reference price for natural gas—the South Texas index—increased 90% on average (MXN55.51/MMBtu in 2003 compared to MXN29.27/MMBtu in 2002). Management’s hedging strategies proved effective because approximately 95% of the annual natural gas needs were hedged with mechanisms that reduced the volatility connected to the South Texas spot prices to a narrow range between MXN53.46/MMBtu and MXN56.70/MMBtu. Hylsamex monitors the natural gas markets to manage this exposure. In addition, management actively pursues physical hedges to reduce consumption of natural gas when prices are high.

During the fourth quarter of 2003, management saw the opportunity to monetize the value of a cap at MXN54.0/MMBtu it had in place to hedge 63% of its requirements from January to October of 2004. As a result of this transaction, Hylsamex will receive a MXN4.25/MMBtu discount in its natural gas cost from January to October of 2004, on 200 natural gas contracts per month. Thus, the unrealized benefit to Hylsamex from this transaction totals MXN84.94 million.

As of December 31, 2003, the natural gas hedging program consists of the following positions:

•	2004: 63% of the requirements for November and December hedged with a costless collar of MXN44.52-54.0/MMBtu against the South Texas price; 63% of the requirements for the January to October period remain with a floor at MXN44.52/MMBtu.

•	2005: 32% of the needs for the calendar year are hedged with a MXN49.47MMBtu swap capped at MXN75.60/MMBtu, against the NYMEX natural gas price, which historically has been MXN2.16 higher than the South Texas price, on average.

Electricity.    Hylsamex’s average cost of electricity was MXN0.43/KWh, 26% higher than the cost of MXN0.34/KWh observed in 2002. The increase in the cost of electricity was the result of higher international prices for fossil fuels.

Metallic inputs.    The weighted average cost of Hylsamex’s metallic charge in 2003 was MXN1,620.0/ton, up 30% from the previous year. The cost of metallic charge increased due to higher natural gas prices affecting the cost of DRI and also due to the upward trend observed in scrap prices during the year. The average cost of producing DRI rose MXN420/ton or 32% compared to the previous year. Domestic and imported scrap prices rose in a similar fashion, each increasing 32% measured against the prior year. The total content of DRI in Hylsamex’s metallic charge was 52%, with scrap, whether domestic, imported or internally generated, representing 48%.

Operating expenses (selling, general and administrative expenses)

Operating expenses in 2003 totaled MXN1,270 million, increasing from the MXN1,266 million recorded in the previous year. Operating expenses as a percentage of sales shrank from 8.5% in 2002 to 7.5% in 2003. Since most of this line is denominated in Mexican pesos, the decline was mainly caused by the Mexican currency’s weakness during the year. In addition, Hylsamex incurred fewer administrative expenses as a result of the cancellation of a payroll tax item previously charged to Hylsamex.

Operating income

Operating income was MXN738 million during 2003, as compared to MXN803 million in 2002. The operating margin for 2003 reached 4.4%, compared to the 5.4% recorded in 2002. The drop in operating income resulted from increases in prices for energy, metallic inputs and externally-sourced steel for the coating operations.

Comprehensive financing expenses, net

Hylsamex recognized a net financial cost of MXN1,642 million in 2003 as compared to a net financial cost of MXN1,768 million in 2002. A considerable share of the variation relates to the lower interest expenses in 2003 as compared to those incurred in 2002 that include roughly seven months of the pre-restructuring period. The yearly drop is also explained by decreases in foreign exchange losses and monetary position gains, as a consequence of a reduction in foreign currency debt, since during both years inflation in Mexico was similar and the Mexican peso suffered moderate devaluations.

Other income (expense), net

Hylsamex recorded other net expenses of MXN38 million in 2003, as compared to MXN482 million in 2002. The difference is mainly attributable to a one time charge of MXN290 million recorded in 2002 in relation to the write-off of assets of operations that were closed, and the results related to valuation allowances and the debt restructuring process.

Taxes (income tax, asset tax and employees’ profit sharing)

Hylsamex’s income statement reflected a charge of MXN242 million in tax accruals during 2003, compared to a tax credit of MXN559 million in 2002. Tax figures include income taxes, asset taxes and employees’ profit sharing. The charge to the income statement in 2003 was produced by the cancellation of deferred tax assets generated in prior years, which, according to current estimates, will not be recovered in the future.

Liquidity and capital resources

General

Hylsamex’s operating cash requirements consist primarily of capital expenditures, working capital requirements and scheduled payments of principal and interest on outstanding indebtedness. To date, Hylsamex has funded its capital requirements through a combination of operating cash flow, short-term and long-term indebtedness and advances from customers.

Hylsamex experienced excellent overall liquidity in 2004. Strong operating cash flow increased cash reserves, which reached MXN1,425 million as of December 31, 2004, representing MXN407 million more than the balance of MXN1,018 million as of year-end 2003. Hylsamex’s USD60 million liquidity facility, which was obtained to support general corporate purposes and working capital needs, remains unused.

Cash flows

The following table summarizes Hylsamex’s cash flows for the periods indicated.

	For the year ended December 31,
Millions of Mexican pesos	2004		2003		2002
Resources (used in) provided by operations	MXN	5,304	MXN	421	MXN	(1,393)
Resources used in investing activities		(505)		(709)		(322)
Resources (used in) provided by financing activities		(4,390)		664		1,935

Increase (decrease) in cash and cash equivalents	MXN	409	MXN	376	MXN	220
Cash and cash equivalents at the beginning of the period		1,018		642		422

Cash and cash equivalents of divested company		(2)

Cash and cash equivalents at the end of the period	MXN	1,425	MXN	1,018	MXN	642

Fiscal year ended December 31, 2004 compared to fiscal year ended December 31, 2003

Operating activities

Net cash provided by operations during 2004 was MXN5,304 million, compared to MXN421 million in 2003. Cash flow from operations was affected by a substantial increase in collections related to higher steel prices and sales volumes and a strong increase in working capital of MXN2,758 million.

Investing activities

Net cash used in investing activities in 2004 was MXN505 million, compared to MXN709 million in 2003. The main capital expenditures carried out in 2004 were those in connection with the removal of overburden material at the mines and with customary capital expenditures throughout Hylsa. In addition, Hylsamex continued its investments in Galvak, in accordance with its strategic expansion program.

Financing activities

Net cash used in financing activities was MXN4,390 million in 2004, compared to MXN664 million provided in 2003. The variation mainly reflects the strong decrease in net borrowings of MXN5,490 million. Hylsamex’s debt as of December 31, 2004 amounted to MXN7,554 million, down 42.3%, or MXN5,544 million, from the MXN13,098 million reported as of year-end 2003. This significant reduction in net debt in 2004 was reached primarily through bank debt prepayments made by Hylsamex with cash generated internally in 2004, net proceeds from equity issuance used entirely for bank debt prepayments and a considerable rise in free cash flow.

Principal sources of funding

Financial liabilities

Total financial debt decreased 42.3% to MXN7,554 million at December 31, 2004 from MXN13,098 million at December 31, 2003 due to the repayments in borrowings.

The following table shows Hylsamex long-term financial liabilities as of the end of each of the last two years.

	As of December 31,
Millions of Mexican pesos	2003		2004
Eurobonds	MXN	3,575	MXN	3,407
Debt tranches A and B		6,489
Bank loans collateralized by accounts receivables and by the assets purchased		2,221		2,204
Unsecured bank loans				1,136
Other		17		10
Debt certificates		725		726
Medium term promissory notes		71		71

Total debt	MXN	13,098	MXN	7,554
Current maturities		(776)		(334)

Long-term portion of debt	MXN	12,322	MXN	7,220

The table below sets forth Hylsamex’s debt amortization schedule as of December 31, 2004.

Millions of Mexican pesos	Total Amounts		Less than 1 year		1-3 years		4-5 years		After 5 years
Borrowings(1)	MXN	7,554	MXN	334	MXN	4,820	MXN	2,400	—

(1)	The total estimated interest to be paid under these borrowings is MXN2,223.0 million. The variable interest portion was calculated using the forward LIBOR curve as of December 31, 2004.

The following table details Hylsamex’s debt structure for the periods indicated.

	As of December 31,
Millions of Mexican pesos	2003	2004
Outstanding debt	MXN 13,098	MXN 7,554
Short-term debt	5.9%	4.4%
Long-term debt	94.1%	95.6%

Rate
Fixed	33%	56%
Variable	67%	44%

Currency
MXN	6%	—
USD	94%	100%

Net income (loss) and shareholders’ equity information on a U.S. GAAP basis

Hylsamex’s consolidated financial statements have been prepared in accordance with Mexican GAAP, which, as applied to Hylsamex, differs in significant respects from U.S. GAAP.

Under U.S. GAAP, Hylsamex recorded net income of MXN2,255 million for the six-month period ended June 30, 2005 (compared to net income of MXN1,996 million under Mexican GAAP) and net income of MXN2,455 million for the six-month period ended June 30, 2004 (compared to net income of MXN2,157 million under Mexican GAAP).

Shareholders’ equity determined in accordance with U.S. GAAP was MXN15,530 million as of June 30, 2005 compared to MXN17,472 under Mexican GAAP, and MXN9,027 million as of June 30, 2004 compared to MXN11,376 million under Mexican GAAP.

Under U.S. GAAP, Hylsamex recorded net income of MXN6,586 million for the fiscal year ended December 31, 2004 (compared to net income attributable to equity holders of MXN6,238 million under Mexican GAAP), net loss of MXN(1,382) million for the fiscal year ended December 31, 2003 (compared to net loss attributable to equity holders of MXN(884) million under Mexican GAAP).

Shareholders’ equity determined in accordance with U.S. GAAP was MXN14,816 million as of December 31, 2004 compared to MXN16,650 million under Mexican GAAP and MXN6,718 million as of December 31, 2003 compared to MXN9,159 million under Mexican GAAP.

The principal differences between Mexican GAAP and U.S. GAAP that affected Hylsamex’s total assets, net income and shareholders’ equity on a U.S. GAAP basis were:

•	differences in the capitalization of interest on property, plant and equipment under construction;

•	differences in the accounting for pension benefits;

•	differences in the accounting of equity investees;

•	differences in the accounting for deferred employee’s statutory profit sharing;

•	differences in pre-operating expenses;

•	differences in amortization of debt issuance cost;

•	differences in valuation of fixed assets of foreign origins; and

•	the effects on deferred taxes and minority interest of the reconciling items listed above.

For a discussion and a quantitative reconciliation of the differences between Mexican GAAP and U.S. GAAP as they relate to Hylsamex’s consolidated net income (loss) and shareholders’ equity, see note 16 to Hylsamex’s consolidated financial statements included in this prospectus.

Quantitative and qualitative disclosures about market risk

Interest rate risk

Hylsamex is exposed to interest rate risk related to certain instruments entered into for other than trading purposes. Hylsamex has, from time to time, used interest swap agreements to hedge interest rate exposure associated with these variable-rate on-balance sheet financial instruments, but does not enter into any such arrangements for the purposes of trading or speculation. Currently, Hylsamex and its principal subsidiaries, Hylsa and Galvak, have LIBOR-based interest rate cap contracts that provide coverage for Hylsamex’s variable-rate debt in case there is a significant rise in interest rates during the period from 2005 to 2007. Hylsamex does not anticipate any near-term changes in the nature of its market risk exposures or in management’s objectives and strategies with respect to managing these exposures.

Foreign currency exchange rate risk

Hylsamex reports its financial statements in Mexican pesos. Nearly all of Hylsamex’s sales in its domestic market are made in Mexican pesos, while its export sales are denominated in U.S. dollars. On the cost side, a majority of its domestic purchases are denominated and settled in Mexican pesos, while its import purchases (mainly scrap and slabs) are denominated and settled in U.S. dollars. Hylsamex’s indebtedness is partly denominated in Mexican pesos and partly in U.S. dollars. Consequently, its results of operations are exposed to foreign currency exchange rate risk. Any significant change in the relevant exchange rates could have a material effect on its financial statements. In 2004, the Mexican peso appreciated 0.8% against the U.S. dollar, while in 2003, the Mexican peso depreciated 7.8% against the U.S. dollar. As of December 31, 2004, the exchange rate was MXN11.15 per U.S. dollar (MXN11.24 and MXN10.43 at December 31, 2003 and 2002, respectively). In such circumstances, Hylsamex will experience fluctuations in its results of operations solely as a result of exchange rate fluctuations.

From time to time, Hylsamex has entered into hedging agreements to hedge against foreign currency exchange rate risks on long-term debt denominated in currency other than the Mexican peso. In certain circumstances, Hylsamex may decide to accept the inherent currency risk, principally because of the relatively high cost of buying, or the inability to buy, forward cover in currencies of the countries in which Hylsamex operates. Hylsamex does not anticipate any near-term changes in the nature of its market risk exposures or in management’s objectives and strategies with respect to managing these exposures.

Commodity price risk

Hylsamex’s production process requires extensive use of natural gas. Hylsamex purchases all of its natural gas from Pemex, the Mexican state-owned oil and gas company that is Mexico’s sole supplier of natural gas. Natural gas is affected by commodity pricing and is, therefore, subject to price volatility caused by weather, production problems and other factors that are outside Hylsamex’s control and which are generally unpredictable. Hylsamex monitors the natural gas markets to manage this exposure. Hylsamex’s current efforts to hedge against commodity price risk is discussed further under “—Results of operations—Year ended December 31, 2004 compared to year ended December 31, 2003—Cost of sales—Natural gas” above. Hylsamex does not anticipate any near-term changes in management’s objectives and strategies with respect to managing these risk exposures.

STEEL INDUSTRY OVERVIEW

Steel is one of the most important and versatile materials in use today, and it is an integral part of commercial and industrial development around the world. In 2004, global crude steel production increased by 7.3% compared with the previous year, reaching 1.04 billion tons.1 The growing demand for steel is driven by a number of factors, including overall global economic growth, as well as increased demand in key end-markets such as construction, transportation, automobiles, appliances and other industrial markets and applications.

During 2004, global economic growth as calculated by the International Monetary Fund was 5.1%, reflecting a general recovery in international business. In the United States, growth reached 4.2%, mainly due to significant increases in consumption and capital investment in machinery and equipment. Canada and Mexico benefited from the sustained U.S. recovery with growth rates of 2.9% and 4.4%, respectively. In Asia, economic growth remained high throughout 2004 despite a slight slowdown during the fourth quarter of the year. Asian results were mainly fuelled by the Chinese and Indian economies, which experienced GDP growth rates of 9.5% and 7.3%, respectively. In South and Central America, the positive economic trend also continued in 2004. GDP grew at a rate of 4.9% in Brazil and 9.0% in Argentina, where industrial production also increased significantly. Worldwide growth resulted in record increases in the prices of raw materials, oil and sea freights. The global steel industry also benefited from rising prices and the improved global economic environment.

Steel production and consumption

The steel industry operates predominantly on a regional basis, with large industry participants selling the bulk of their steel production in their home countries or regions, where they have natural advantages and are able to more effectively market value-added products and provide additional customized services. Despite the limitations associated with significant transportation costs, as well as the restrictive effects of protective tariffs and other trade restrictions, steel exports have generally increased in the last decade as production has shifted towards low-cost production regions such as China and Southeast Asia. In addition, during the last five years several large steel manufacturers have merged with each other or acquired steel companies in other parts of the world. This wave of consolidation has resulted in a number of large, global producers with significant operations in several regions and/or continents, contributing to the increasing globalization of the steel industry. Considered as a whole, however, the steel industry still remains considerably fragmented.

While steel production has historically been concentrated in North America, Europe, Japan and the former Soviet Union, steel production in the developing countries and regions of the world (including Latin America, China and elsewhere in Asia) has grown in importance over the past decade. Moreover, while production in Europe, Japan and the United States remains significant, steel producers in those regions have increasingly focused on the rolling and finishing of semi-finished products. In 2004, China was the largest single producer of steel in the world, producing approximately 275 million tons of crude steel (representing 26.2% of global steel production), as well as the largest “apparent” consumer of steel, consuming 265 million tons of finished steel products.

[1]	Information in this section about steel production and consumption is based on data published by the International Iron and Steel Institute.

Global Steel Production

(Million metric tons of crude steel production)	2000	2001	2002	2003	2004
Germany	46.4	44.8	45.0	44.8	46.4
Italy	26.8	26.5	26.1	26.8	28.7
Spain	15.9	16.5	16.4	16.5	17.9
France	21.0	19.3	20.3	19.8	20.8
United Kingdom	15.2	13.5	11.7	13.3	13.9
Others	38.2	37.8	39.3	39.5	40.7

Total European Union	163.4	158.5	158.7	160.7	168.4

Russia	59.1	59.0	59.8	62.8	65.8
Ukraine	31.8	33.1	34.1	36.9	38.7
Others	7.6	7.5	7.3	7.8	8.6

Total CIS	98.5	99.6	101.1	107.5	113.1

United States	101.8	90.1	91.6	93.7	98.9
Canada	16.6	15.3	16.0	15.9	16.3
Mexico	15.6	13.3	14.0	15.2	16.7

Total North America	134.0	118.7	121.6	124.8	132.0

Brazil	27.9	26.7	29.6	31.1	32.9
Argentina	4.5	4.1	4.4	5.0	5.2
Venezuela	3.8	3.8	4.2	3.9	4.5
Others	4.3	3.9	4.1	4.3	4.1

Total South and Central America	40.4	38.6	42.2	44.4	46.8

China	127.2	150.9	182.2	220.1	274.7
Japan	106.4	102.9	107.7	110.5	112.7
South Korea	43.1	43.9	45.4	46.3	47.5
India	26.9	27.3	28.8	31.8	32.6
Taiwan	16.9	17.3	18.2	18.8	19.5

Total Asia	320.6	342.1	382.4	427.5	487.1

Others	90.7	92.7	97.7	103.3	92.1

WORLD	847.6	850.2	903.8	968.3	1,039.4

Source: International Iron and Steel Institute

Steel consumption has historically been centered in developed economies such as the United States, Western Europe and Japan. However, in recent years steel consumption in Asia, and in particular China, has increased significantly. The following table sets forth the “apparent” consumption of steel, which accounts for steel production and imports minus steel exported by a given country, of several countries, separated by region:

Global “Apparent” Consumption of Steel

(Million metric tons of finished steel products)	2000	2001	2002	2003	2004
Germany	37.0	35.6	34.3	34.3	35.9
Italy	30.5	30.4	30.2	31.6	32.4
Spain	17.4	18.9	19.3	21.1	21.2
France	18.0	16.5	16.4	15.7	16.6
United Kingdom	13.6	13.6	12.9	12.8	14.0
Others	43.1	41.2	42.0	42.4	46.3

Total European Union	159.6	156.2	155.1	157.9	166.4

Russia	28.5	29.2	27.8	31.9	33.7
Ukraine	9.6	10.6	11.5	13.3	13.1
Others	5.4	5.2	4.9	5.1	5.2

Total CIS	43.5	45.0	44.2	50.3	52.0

United States	114.7	101.6	102.7	100.9	115.9
Canada	17.8	15.2	15.9	15.5	17.1
Mexico	14.1	13.1	13.8	14.3	15.6

Total North America	146.6	129.9	132.4	130.7	148.6

Brazil	15.8	16.7	16.5	16.0	18.4
Argentina	3.0	2.6	1.8	2.9	3.6
Venezuela	1.7	2.3	1.6	1.5	2.3
Others	7.6	7.5	8.2	8.6	9.0

Total South and Central America	28.1	29.1	28.1	29.0	33.3

China	124.3	153.6	186.3	233.6	265.0
Japan	76.1	73.2	71.7	73.4	76.9
South Korea	38.5	38.3	43.7	45.8	47.2
India	26.3	27.4	28.9	30.3	32.3
Taiwan	21.1	17.4	20.4	19.9	22.1
Others	35.2	38.8	42.5	40.6	43.7

Total Asia	321.5	348.7	393.5	443.6	487.2

Others	60.3	61.5	67.0	74.9	80.4

WORLD	759.6	770.4	820.3	886.4	967.9

Source: International Iron and Steel Institute

There has been a trend in recent years toward steel industry consolidation among Ternium’s competitors. For example, Aceralia, Arbed and Usinor merged in February 2002 to create Arcelor, and LNM Holdings and Ispat International merged in October 2004 to create Mittal Steel, which subsequently acquired International Steel Group. Despite this trend, the global steel market remains highly fragmented. In 2004, the five largest producers (Mittal Steel, Arcelor, Nippon Steel, JFE and POSCO) accounted for approximately 19% of total worldwide steel production, with Mittal Steel, the largest, accounting for less than 6%. Also in 2004, the ten largest steel producers accounted for 28% of total worldwide steel production (compared to 20% in 1992), and the 20 largest steel producers accounted for approximately 41% of such production.

Steel prices in general, including for both flat and long products, have undergone significant volatility in recent years. From 2000 to 2002, the industry, especially in North America, experienced fluctuating capacity, low demand growth levels and other adverse conditions, which led to depressed steel prices and also adversely impacted many steel producers’ profitability. During 2003 and 2004, steel prices generally rose around the world, supported by increased economic growth in most regions, continued strong demand from China and other developing countries, as well as higher raw material prices (particularly coal, iron ore and energy). Beginning in the last quarter of 2004, the industry experienced a decline in prices, partially driven by the liquidation of excess inventory at steel producers and distributors. However, prices have generally remained at levels that are significantly higher than those experienced from 2000 to 2002.

The following chart presents the price range for hot rolled coils for the periods mentioned, measured in USD/ton and based on FOB Antwerp.

Source: CRU (Commodity Research Unit)

Current industry trends

In recent years, the global steel industry has experienced several significant trends including:

Industry consolidation.    In the post-World War II industrial boom period, the steel industry responded to increased demand by expanding production capacity in most major steel producing regions of the world. This period also saw a significant amount of new production capacity being built in the developing regions of the world, such as the former Soviet Union and parts of Asia. The rapid ramp-up in capacity led to a fundamental supply/demand imbalance in certain periods, particularly when global steel demand decreased due to economic recessions. After the last steel industry downturn, industry participants began a trend of consolidation which, coupled with the removal of some capacity through bankruptcies, have helped restore the steel supply and demand balance. Consolidation has enabled steel companies to lower their production costs and allowed for more stringent supply-side discipline, including through selective capacity closures. During 2005, major steel companies operating in the United States and Europe announced production cuts to reduce inventories in the industry chain. The steel production in the United States and Europe during the first eight months of 2005 decreased by 5.8% and 3.4%, respectively, compared to the same period of 2004.

Increasing demand from China and other developing regions.    During the last ten years, steel consumption in the developing regions of the world has dramatically increased, especially in China and other parts of Asia. Steel consumption in China in 2003 was 220% higher than steel consumption in China in 1997, while overall global demand increased only 29% during the same period. India and other developing areas of the world are undergoing similar industrial and commercial transformations, resulting in significant incremental demand for steel. The positive market situation recorded in recent years has allowed several companies to recover from difficult financial positions and initiate new capital investment and acquisition opportunities.

Increased technological innovation.    Although the basic tenets of the steel manufacturing process used for most global steel production have not changed significantly in the last century, steel producers increasingly have been focusing on improvements and refinements to the steelmaking process. Improved use of raw materials and superior metallurgical designs allow large, well-capitalized steel companies to produce higher quality, more value-added products, which help distinguish their products from lower grade commodity products produced by others.

Recovery of Ternium’s local markets.    Since 2003, the recovery in the regional economies in which Ternium’s production facilities are located led to an increase in the activity of steel consuming sectors. During 2004, Argentina’s gross domestic product increased by 8.8%, mainly led by private consumption and investment. Venezuela and Mexico also recorded GDP increases of 18.4% and 4.4%, respectively, influenced by the recovery of the local markets and an upward trend in manufacturing exports. The steel-intensive construction sector also increased substantially, mainly driven by local and foreign investment in Argentina and by the increase in private residential housing and other activities linked to the construction sector in Mexico. Other steel consuming sectors such as the packaging and canning, home appliance, car manufacturing and agricultural industries also experienced a strong recovery led by the general recovery of the international economy and by export opportunities and by substitution of imports in Argentina.

BUSINESS

The following summarizes information contained elsewhere in this prospectus and does not contain all of the information you should consider in making your investment decision. To understand the offering and the businesses of Ternium more fully, you should read this entire prospectus carefully, especially the risks of investing in our ADSs discussed under “Risk Factors” and Ternium’s unaudited pro forma combined consolidated financial statements and its combined consolidated financial statements and notes to those financial statements included elsewhere in this prospectus.

Overview

The Company holds the Techint Group’s investments in flat and long steel manufacturing, processing and distribution businesses, including its controlling direct and indirect equity interests in Argentina’s largest steel company, Siderar, Venezuela’s largest steel company, Sidor, the recently acquired Hylsamex, one of Mexico’s largest steel companies, and Techintrade.

Ternium is one of the leading flat and long steel producers in Latin America and a strong competitor in the Americas, with strategic presence in several major steel markets through a broad network of distribution, sales and marketing services. We believe Ternium is among the largest producers of crude steel in Latin America, with manufacturing, processing and finishing facilities that have aggregate annual production capacity of approximately 11.6 million tons. Of this total production capacity, 2.8 million tons correspond to Ternium’s operations in Argentina, 5.0 million tons to its operations in Venezuela and 3.8 million tons to its operations in Mexico. For further information regarding Ternium’s competitive position, see “Steel Industry Overview.” The Company believes that it is one of the lowest cost steel producers in the Americas due to its integrated operations, state-of-the-art steel production facilities, access to diversified sources of low-cost raw materials and other production inputs and operating efficiencies.

Ternium produces and distributes a broad range of semi-finished and finished steel products, including value-added products such as cold rolled coils and sheets, tin, galvanized and electrogalvanized sheets, pre-painted sheets and tailor-made flat products. Ternium also produces long steel products such as bars and wire rod.

Ternium primarily sells its steel products in the regional markets of North, Central and South America, where its manufacturing facilities are located, allowing it to provide specialized products and delivery services to its clients. We believe that Ternium is the leading supplier of flat steel products in Argentina and of flat and long steel products in Venezuela, a significant competitor in the Mexican market for flat and long steel products, and a competitive player in the international steel market for flat and long steel products. Ternium maintains a strategic presence in several other major steel markets, such as Europe, Asia (mainly China) and Africa through its broad network of commercial offices, which allows it to reach clients outside its regional markets and place products in case of slower demand in domestic economies, achieve improved effectiveness in the supply of its products and maintain a fluid commercial relationship with its clients by providing continuous services and assistance.

On a pro forma basis giving effect to the Pro Forma Transactions, in 2004, approximately 44.9% of Ternium’s sales were made to South and Central America, 48.7% to North America, 4.3% to Europe and 2.2% to the rest of the world. In the first half of 2005, these percentages were approximately 46.2%, 45.9%, 5.7% and 2.1%, respectively.

In 2004, Ternium’s net sales were USD1.6 billion, gross profit was USD633.9 million, and net income attributable to equity holders was USD457.3 million. In the first half of 2005, Ternium’s net sales were USD1.8 billion, gross profit was USD0.9 billion, and net income attributable to equity holders was USD477.6 million, which amounts reflect the consolidation of Amazonia since February 15, 2005.

On a pro forma basis giving effect to the Pro Forma Transactions, in 2004, Ternium’s net sales were USD5.5 billion, gross profit was USD2.4 billion, and net income attributable to equity holders was USD761.5 million, and in the first half of 2005 net sales were USD3.3 billion, gross profit was USD1.4 billion and net income attributable to equity holders was USD500.8 million.

For information on Ternium’s recent results of operation and consolidated financial condition, see Ternium’s unaudited summary financial information for the nine-month period ended September 30, 2005, attached as Annex A to this prospectus.

Corporate reorganization

As a part of a recent corporate reorganization, the Techint Group reorganized the Company as a holding company for its flat and long steel interests by contributing all of its interests in Siderar, Sidor (through Amazonia and Ylopa) and Techintrade to the Company.

On August 22, 2005, we acquired, together with Siderar, an indirect 99.3% interest in the Mexican company Hylsamex and its subsidiaries, including Hylsa and Galvak, and the equity stakes owned by Hylsamex’s former controlling shareholder, Alfa, in Amazonia and Ylopa. We have subsequently been purchasing shares in the open market, subject to applicable law, and our and Siderar’s indirect interest in Hylsamex has increased to 99.8%. Hylsamex’s shares were deregistered as of December 19, 2005 in accordance with applicable Mexican law, and Hylsamex’s ADR program was terminated in October 2005. As part of the financing for the acquisition, we or our affiliates entered into the Credit Facilities and the Subordinated Convertible Loan Agreements. Pursuant to the terms of the Subordinated Convertible Loan Agreements, on the date on which our ADSs are delivered to the underwriters of this offering, the Subordinated Convertible Loans will be converted into shares of the Company at a price per share equal to the price per share paid by the investors in this offering.

In September 2005, Tenaris exchanged its shares in Amazonia and Ylopa for shares of the Company, and in October 2005, Usiminas exchanged its shares in Siderar, Amazonia and Ylopa for shares of the Company.

We believe that the corporate reorganization of the Techint Group’s flat and long steel manufacturing, processing and distribution businesses under the Company will result in the following positive effects:

•	Benefit from industry consolidation. We believe that the worldwide steel industry will continue to consolidate, increasing the importance of larger global and regional platforms. Ternium’s leading position in Latin America and strong position in the Americas in terms of production capacity, cost efficiency and geographic reach will position it favorably to benefit from this industry trend;

•	Create a platform for growth. Ternium’s integrated operations are expected to provide a solid platform to expand its business, through capacity expansions and/or strategic acquisitions, as in the case of the recent acquisition of Hylsamex;

•	Benefit from integrating production and commercial operations. We believe that consolidating commercial and production operations will allow Ternium to generate synergies and savings, while improving its overall performance and returns. For example, the incorporation of the distribution centers of the recently acquired Hylsamex into Ternium’s broad network of distribution, sales and marketing services is expected to enhance Ternium’s ability to operate and provide services in the North American market. Ternium should also be able to benefit from the extensive experience of the Techint Group in acquiring, successfully integrating and operating companies in steel-related businesses;

•

Realize synergies and cost savings.    Operating its subsidiaries under a single corporate vehicle, in a manner consistent with shareholder rights, is expected to allow Ternium to realize synergies and cost savings across all of its manufacturing facilities, its selling and marketing division and its logistics and distribution structure. For example, the integration of Hylsamex under a unified purchasing strategy that is already used by Siderar and Sidor is expected to lower the cost of raw materials and other production inputs and may allow Ternium to better allocate orders for production, sales and distribution depending on specific requests by Ternium’s clients;

•	Improve access to international capital markets and lower the cost of capital. Ternium’s size and position in the steel markets of Latin America is expected to increase its visibility and improve its access to the international financial markets and lower its cost of capital.

Below is a simplified diagram of Ternium’s corporate structure after giving effect to the Pro Forma Transactions, which forms the basis for the preparation and presentation of Ternium’s unaudited pro forma combined consolidated financial statements included in this prospectus.

For additional information on Ternium’s corporate reorganization and corporate structure, see “Formation of Ternium and Related Party Transactions” and “—Subsidiaries.”

Ternium’s competitive strengths

We believe that the following competitive strengths distinguish Ternium from its competitors and enhance its leading market position:

•	State-of-the-art, low cost producer. The combination of a portfolio of state-of-the-art, low cost steel production mills (some of which are located near proprietary iron ore mines), access to diversified sources of low-cost raw materials and cost-competitive energy and labor sources and other production inputs and operating efficiencies makes Ternium a low cost producer of steel and value-added products;

•	Strong market position and extensive market reach. Ternium has leading market participation in Argentina and Venezuela and has a strong market position in Mexico. The location of its production facilities gives Ternium favorable access to some of the most important regional markets in the Americas, including NAFTA, Mercosur and the Andean Community. Additionally, through its broad distribution network and commercial capabilities, Ternium has access to some of the most relevant steel markets in the world;

•	Experienced and committed management team. Our management team has extensive experience in, and knowledge of, the steel industry, which enhances Ternium’s reputation in the global steel markets. A large percentage of our senior managers have spent their entire careers working within the steel businesses of the Techint Group and its related companies. Our management team has substantial experience in increasing productivity and reducing costs, as well as in identifying, evaluating and pursuing growth opportunities and integrating acquisitions; and

•	Strong financial position. We believe that, after giving effect to this offering, we will have a solid financial position. In particular, our relatively low debt to equity capital structure, together with our strong cash flow generation, provide us with the flexibility and resources to enhance existing businesses through investment projects and to make strategic investments and acquisitions.

Ternium’s business strategy

Our main strategic objective is to enhance shareholder value by strengthening Ternium’s position as a low cost producer of steel products in a manner consistent with minority shareholder rights, while further consolidating Ternium’s position as a leading flat and long steel producer in Latin America and a strong competitor in the Americas with strategic presence in several other major steel markets.

The main elements of this strategy are:

•	Further integrate Ternium’s operations. We have recently changed our functional organization from three independent companies to one company organized under business units with specific geographic and functional responsibilities. Integrating the operations of our subsidiaries is expected to allow Ternium to better serve its clients, to increase the diversification of its products, to benefit from enhanced flexibility and operative synergies and to rationalize its cost structure;

•	Enhance Ternium’s position as a low cost producer. We believe that further integration of Ternium’s operating facilities, including the recently acquired Hylsamex, should improve utilization levels of its plants, increase efficiency and further reduce production costs from levels that we already consider to be among the most competitive in the steel industry;

•	Implementing Ternium’s best practices. We believe that the implementation of Ternium’s commercial and production best practices in acquired new businesses should generate additional benefits and savings. For example, we believe that the implementation of Ternium’s cost control procedures and performance analysis in Hylsamex will improve control over production variables and lead to future cost savings;

•	Focus on higher margin value-added products. We intend to continue to shift Ternium’s sales mix towards higher margin value-added products, such as cold rolled sheets and coated and tailor-made products, and services, such as just-in-time delivery and inventory management. In addition, the acquisition of Hylsamex will allow Ternium to expand its offerings of value-added products, such as galvanized products and panels;

•	Maximize the benefits arising from Ternium’s broad distribution network. We intend to maximize the benefits arising from Ternium’s broad network of distribution, sales and marketing services to reach clients in major steel markets with a comprehensive range of value-added products and services and to continue to expand its customer base and improve its product mix. In addition, the acquisition of Hylsamex is expected to allow us to increase Ternium’s participation in the North American market; and

•	Pursue strategic growth opportunities. The Techint Group has a history of strategically growing its businesses through acquisitions. In addition to strongly pursuing organic growth, we intend to identify and pursue growth-enhancing strategic opportunities to consolidate Ternium’s presence in its markets, expand its offerings of value-added products and increase its distribution capabilities.

Ternium’s products

The Ternium companies produce mainly finished and semi-finished flat and long steel products which are sold either directly to steel processors or to end-users, after different value-adding processes. Flat steel products include hot rolled coils and sheets, cold rolled coils and sheets, tin plate, hot dipped galvanized and electrogalvanized sheets and pre-painted sheets. Galvanized and pre-painted sheets can be further processed into a variety of corrugated sheets, trapezoidal sheets, corrugated and galvanized steel guard rails and drains and other tailor-made products to serve its customers’ requirements. Long steel products include billets (steel in its basic, semi-finished state), wire rods and bars.

Flat steel products

Slabs:    Slabs are semi-finished steel forms that are used as inputs for the production of flat steel products such as hot rolled coils, cold rolled coils, and the coated and tailor-made products described below. A slab is different from a billet (the semi-finished product used for long steel production) mainly in its dimensions. Both slabs and billets are generally continually casted. The use of slabs is determined by its dimensions and by its chemical and metallurgical characteristics.

Hot rolled products:    Hot rolled products are used by a variety of industrial consumers in applications such as the manufacturing of wheels, auto parts, pipes, gas cylinders and containers. They are also directly used for the construction of buildings, bridges and railroad cars, and for the chassis of trucks and automobiles. Hot rolled products can be supplied as coils or as sheets cut to a specific length. These products also serve as inputs for the production of cold rolled products.

Cold rolled products:    Cold rolled products are sold mainly to the automotive, home appliance and capital goods sectors, as well as to galvanizers, drummers, distributors and service centers. Cold rolled coils are sold as coils or cut into sheets or blanks to meet customers’ needs.

Tin plate:    Given its resistance to corrosion and its mechanical and chemical characteristics, tin plate is mainly sold to the packaging industry for food, sprays and paint containers. Tin plate is produced by coating cold rolled coils with a layer of tin that is attached with an electrolytic charge.

Hot dipped galvanized and pre-painted sheets:    The construction industry is the main market for hot dipped galvanized products. Hot dipped galvanized sheets are produced by adding a layer of zinc to cold rolled coils, which are afterwards cut into sheets. Galvanized sheets can also be pre-painted, resulting in a product that is mainly sold to the construction industry for building coverings, manufacturing of ceiling systems, panels, air conditioning ducts and several other uses. Since the acquisition of Comesi S.A.I.C., Ternium also offers a distinctive type of galvanized product with the trademark “CINCALUM.” This product is manufactured by adding layers of zinc and aluminum to cold rolled coils.

Electrogalvanized and pre-painted sheets:    Electro-galvanized and pre-painted sheets are sold not only to customers in the automotive and home appliance industries, but also to clients working in the construction of road-defenses, sewage systems, bridges and other infrastructure projects. Electro-galvanized and pre-painted sheets are produced from cold rolled coils by adding a layer of zinc that is attached with an electrolytic charge. The electro-galvanized coils are subsequently cut and sold either as sheets or are further processed with a color coating to produce pre-painted sheets. Electro-galvanization provides products with a longer useful life and more resistance to corrosion.

Long steel products

Steel billets:    Billets are semi-finished steel forms that are used as inputs in the production of long steel products such as bars, channels or other structural shapes. A billet is different from a slab mainly in its dimensions. Both billets and slabs are generally cast using the continuous casting method.

Wire rods:    Rods are round, thin, semi-finished steel lengths that are rolled from a billet and coiled for further processing. Rods are commonly drawn into wire products or used to make bolts and nails. Wire rods can be produced in different qualities according to clients’ demands.

Bars:    Bars are long steel products that are rolled from billets. Two of the most common types of bars produced are merchant bars and reinforcing bars (rebar). Merchant bars include specific shape features such as rounds, flats, angles, squares and channels that are used by clients to manufacture a wide variety of products such as furniture, stair railings and farm equipment. Rebar is used to strengthen concrete highways, bridges and buildings.

Other products

Steel pipes and tubular products:    Welded steel pipe is typically used for the transport of water, air, gas and other liquids. Tubular products include galvanized pipes for liquid conduction, structural and industrial applications and light structural shapes which can be used for a variety of applications, including the transport of other forms of gas and liquids under high pressure, pipe for electrical cable conduits and also for oil and gas applications.

We also produce pig iron and pellets.

Within each of the basic product categories there is a range of different “items” of varying qualities and prices that are produced either to meet the particular requirements of end users or sold as commodity items.

Facilities and production process

Facilities

Ternium operates state-of-the-art steelmaking facilities. We consider Ternium to be among the lowest cost producers in the Americas, as a result of:

•	strategically located plants;

•	favorable access to raw materials, some purchased under long-term contracts and others available at proprietary mines, and access to cost competitive energy and labor sources;

•	operating history of almost 40 years, which translates into solid industrial know-how;

•	constant benchmarking and best-practices sharing among the different facilities; and

•	intensive use of information technology in its production processes.

Our main steel production facilities are located in Argentina, Venezuela and Mexico. The following map shows Ternium’s manufacturing centers and commercial network offices around the world.

On a pro forma basis, giving effect to the Pro Forma Transactions, Ternium’s aggregate production capacity of hot rolled steel products for the year ended December 31, 2004 was 7.9 million tons. Ternium’s aggregate production capacity of long steel products (billets and rebar) was 2.1 million tons for the same period. In this prospectus, annual production capacity is calculated based on standard productivity, estimated product mix allocations and considering the maximum number of possible working shifts and a continued flow of supplies to the production process.

Argentina

Ternium’s subsidiary Siderar is located in Argentina and conducts its operations through production facilities at the five locations described below. Each facility is owned by Siderar and located in the Province of Buenos Aires, Argentina.

The following table presents the annual production capacity of the major operational units of the facilities located in Argentina as of December 31, 2004, the year in which operations started for the relevant units and the year of the last major overhaul:

	Capacity	Start year	Year of last major overhaul
	(Thousand tpy)
Coke Plants	1,070	1974	1996
Sinter Plant	1,200	1972	2002
Blast Furnace No. 1	1,400	1960	2004
Blast Furnace No. 2	2,550	1974	1995
Continuous Casting	2,850	1984	2003
Hot Rolling Mills	2,550	1962	2004
Cold Rolling Mills	1,610	1962(1) / 1969(2)	1998(1) / 1998(2)
Tinning Mills	160	1966	2003
Galvanizing Mills	520	1970(3) / 1976(4)	1998(3) / 2002(4)
Electro-galvanizing Mill	85	1993	2001
Painting Facilities	55	1982	2000

(1)	Ramallo
(2)	Ensenada
(3)	Haedo
(4)	Canning

Ramallo.    Our principal manufacturing facility in Argentina is a fully integrated, strategically located plant on the banks of the Paraná River near the town of San Nicolás in the district of Ramallo, which is approximately 280 kilometers north of the city of Buenos Aires. This plant was acquired in the privatization of the state-owned company Somisa in 1992. The Ramallo facility produces all of Siderar’s crude steel and has an effective annual production capacity of 2.8 million tons per year (“tpy”). The Ramallo facility includes:

•	a coke oven plant composed of two compound coke batteries, with a total of 89 ovens. The coke ovens have an aggregate capacity of 1.1 million tpy;

•	a continuous feed sinter plant with a total capacity of 1.2 million tpy;

•	two blast furnaces: No. 2 with a total capacity of 2.6 million tpy and No. 1 with a capacity of 1.4 million tpy. Blast Furnace No. 1 was fired up in October 2004, after 9 years of inactivity, to cover the production requirements of the steel complex during the relining of Blast Furnace No. 2;

•	a steel making plant, with three 200-ton basic oxygen converters, a ladle furnace and one two-stand slab continuous casting machine with a capacity of 2.9 million tpy;

•	a hot rolling mill, comprised of an 11-stand continuous wide hot strip roller with a total capacity of 2.6 million tpy;

•	a cold rolling mill, with a pickling line, a four-stand tandem cold reduction line with a capacity of 0.6 million tpy, an electrolytic cleaning line, two annealing bays, and two temper/skin pass lines;

•	an electrolytic tinning mill with a total capacity of 160,000 tpy;

•	two service centers: one for tin plated products, with a current capacity of 155,000 tpy and another for hot rolled product with a capacity of 130,000 tpy;

•	a 27 foot deep, two-dock port on the Paraná river used for the reception of raw materials (mainly iron ore and coal) and for the shipment of finished products; and

•	auxiliary services such as a thermo-electric plant, an oxygen, nitrogen and argon gas-separation plant, lime kilns, a maintenance shop and computer and training centers.

Ensenada.    The Ensenada plant has a capacity of up to 1.0 million tpy of cold rolled uncoated sheets and coils. The hot rolled coils it uses come from the Ramallo facility, located at a distance of 330 kilometers by land and approximately 300 kilometers by river. The plant is located on the bank of the River Plate at Ensenada, approximately 70 kilometers south of Buenos Aires. The facility includes:

•	a cold rolling mill with a pickling line, a four-stand tandem cold reduction line, an annealing line, a one-stand temper/skin pass line, one tension flattening line and one inspection line for sheet and coil; and

•	a private port with one freight platform of 150 meters capable of unloading vessels of up to 35,000 tons and other auxiliary installations for maintenance and administrative activities.

Florencio Varela.    This facility is located in Florencio Varela, 30 kilometers south of Buenos Aires at a distance of 35 kilometers and 295 kilometers from Ensenada and Ramallo, respectively. This plant receives cold rolled coils from Ensenada and Ramallo as raw material for its own processes. The facility in this location includes:

•	Sidercolor, which is an electrolytic galvanizing plant with a capacity of 85,000 tpy of electrogalvanized sheet and includes one soluble anode electrolytic galvanizing line, one cut-to-length line and auxiliary installations.

•	two service centers that produce blanks, skelp and sheets, which are customized steel shapes cut from flat steel products for use by customers in the manufacture of finished products. Ternium’s production of customized products enables its customers to shorten their lead time for their own production. The service centers have a production capacity of 290,000 tpy of blanks and customized products and operate cut-to-length lines, a flattening line, a slitting line and a packaging line for sheet and auxiliary installations comprised of a maintenance shop and an office building.

Haedo.    The Haedo plant is located at a distance of 90 kilometers from the Ensenada facility and 270 kilometers from Ramallo. Crude cold rolled sheets used at the plant are received from the Ramallo and Ensenada facilities. The Haedo plant includes a continuous hot dipped galvanizing line with a capacity of 180,000 tpy of coated sheets. The facility also operates a cut-to-length line, four shapers and five presses. In addition, its auxiliary installations include a maintenance shop, a laboratory and an office building.

Canning (formerly Comesi).    This facility is located in Canning, approximately 40 kilometers south of the city of Buenos Aires. This facility includes:

•	a galvanizing line with a capacity of 340,000 tpy used for the production of hot dipped galvanized steel and products under the trademark “CINCALUM.”

•	a continuous painting line for coils with a capacity of 55,000 tpy fully dedicated to the construction and home appliance markets.

•	a cut-to-length line and corrugating machines for the production of a variety of corrugated products.

Venezuela

Sidor is Ternium’s Venezuelan integrated steel manufacturing complex with flat and long steel production capabilities. It is located close to the city of Puerto Ordaz, in the industrial zone of Matanzas on the banks of the Orinoco River. This prime location connects the facilities directly to the Atlantic Ocean.

The following table presents the annual production capacity of the major operational units of the complex located in Venezuela as of December 31, 2004, the year in which operations started for the relevant units and the year of the last major overhaul:

	Capacity	Start year	Year of last major overhaul
	(Thousand tpy)
Pelletizing Plant	8,000	1979	2004
Direct Reduction Plant	4,500	1976/1978/1980(1)	2004
Slabs Steel Shop	3,600	1978	2004
Hot Rolling Mills	2,800	1973	2005
Cold Rolling Mills	1,700	1974	2005
Tinning Mills	200	1973	2005
Billets Steel Shop	1,400	1979	2003
Wire Rod	600	1979	2004
Bar Mill	500	1979	2000

(1)	The three years correspond to the start years of the three direct reduction modules.

The complex includes:

•	a pellet plant that produces pellets used as raw materials in the production of direct reduction iron, or DRI, with a total capacity of 8.0 million tpy;

•	three types of direct reduction technologies to produce DRI: a continuous bed reduction technique using Midrex I (1.1 million tpy) and Midrex II (2.7 million tpy) technologies with an aggregate production capacity of 3.8 million tpy; and one fixed bed reduction technique using HYL II technology with a total production capacity of 0.7 million tpy;

•	a steel making plant, that comprises four 200-ton electric arc furnaces, two 190-ton electric arc furnaces for secondary metallurgy and three two-stand continuous slab casting machines with a capacity of 3.6 million tpy;

•	a hot rolling mill, that comprises a six-stand continuous hot strip roller with a capacity of 2.8 million tpy;

•	a cold rolling mill with a capacity of 1.7 million tpy, with two pickling lines, two five-stand tandem cold reduction lines, two annealing bays, three temper/skin pass scissors lines and finishing lines;

•	facilities for the production of billets that include two 150-ton electric arc furnaces and two six-stand continuous billets casting machines with a capacity of 1.4 million tpy;

•	facilities for the production of wire rod, that comprise an eight-stand rolling mill with two lines and finishing rolling facilities with a capacity of 0.6 million tpy;

•	facilities for the productions of bars that comprise a finishing four-stand rolling line with a capacity of 0.5 million tpy; and

•	a port located on the Orinoco River, 195 miles from the Atlantic Ocean, that operates 11 cranes for the loading and unloading of finished products and raw materials, respectively. The dock is 1,037 meters long and allows the docking of six ships of up to 20,000 tons.

Mexico

Ternium conducts operations through facilities located in the Mexican cities of Monterrey, Apodaca and Puebla. Furthermore, Ternium sources all of the iron ore used in its Mexican facilities from its two mines located in Colima, and refines that iron ore into DRI using proprietary technology.

Monterrey.    Ternium’s facilities at San Nicolás de los Garza, located in Monterrey’s metropolitan area, include:

•	a steel making plant that comprises two electric arc furnaces, two ladle furnaces, two thin-slab continuous casters (Mill No. 2) and a hot rolling mill;

•	a steel making plant that comprises three electric arc furnaces, an ingot casting facility and a hot rolling mill (Mill No 1).

•	three DRI facilities: one is adjacent to Mill No. 2 and includes the latest DRI HYL® technology advances, such as Hytemp®, which permits the hot discharge of the DRI to the electric arc furnace generating significant energy savings and improving productivity, and the other two facilities are shared by Mill No. 1 and Mill No. 2;

•	two pickling lines, four reversing cold mills, annealing ovens, two temper mills, a skin-pass mill and tension leveling equipment, each of which is shared by both mills;

•	three galvanization lines with a total annual capacity of 500,000 tons;

•	three painting lines with a total annual capacity of 303,000 tons;

•	ten tubing mills with an annual capacity of 320,000 tons;

•	three panel lines with a total annual capacity of 2.5 million square meters; and

•	a transformation plant that produces a variety of specialized products, with a total annual capacity of 410,000 tons.

The following table summarizes the annual production capacity (which does not represent the combined capacity of all the lines operating simultaneously) for the different flat steel production lines at the Monterrey facilities.

Facility	Product	Capacity
		(Thousands tpy)
Direct Reduction plants	Direct Reduced Iron (DRI)	1,550
Ingots steel plant	Slabs	800
Mill No. 1 hot rolling mill	Hot rolled coils	920
Mill No. 2 continuous casting mill	Hot rolled coils, ultra-thin hot band	1,650
4 cold mills	Cold rolled coils	715
3 galvanization lines	Galvanized and coated sheets	500
3 painting lines	Pre-painted sheets	303
6 tubing mills	Thin tubing	320
3 panel lines	Insulated steel panels	2,500	(1)

(1)	Measured in square meters.

The primary raw materials required for the Monterrey facilities’ production of steel include DRI, which Ternium produces in its own direct reduction facilities, and/or other iron material in combination with steel scrap that Ternium buys in the domestic or international markets. Ternium’s materials procurement policy is described in greater depth in the section entitled “—Raw materials and energy.”

In close proximity to Ternium’s Monterrey facilities is the Acerex service center dedicated to processing steel to produce short length and thin steel sheets in various widths. Acerex has a total annual capacity of 544 thousand tons. Acerex is a joint venture in which Ternium holds (through Hylsamex) a 50% ownership interest, with the remainder owned by Worthington Industries. Acerex functions as a cutting and processing plant for Ternium’s Mexican operations and an independent processor for other entities. Hylsamex and Worthington Industries are currently negotiating the termination of the Acerex joint venture through a buy/sell mechanism that would result in one of the parties buying the other party’s interest. The termination process is expected to be completed in the first quarter of 2006.

The North Plant—Apodaca.    Located in Apodaca, Nuevo Léon (near Monterrey, Mexico), the North Plant is dedicated exclusively to the production of rebar. This plant uses 100% steel scrap as metallic input for its operations, and includes an electric arc furnace, a continuous caster, a reheating furnace and a rolling mill. Installed production capacities for the different production lines of the North Plant are set forth in the following table.

Facility	Product	Capacity
		(Thousands tpy)
Billets Steel Plant	Billet	520
Rolling mill	Rebar	442

The Puebla Plant—Xoxtla.    Located in Xoxtla, Puebla (near Mexico City), the Puebla Plant produces both rebar and wire rod, including high-carbon, low-carbon and micro-alloyed wire rod. The Puebla Plant has a direct reduction facility to produce DRI, one electric arc furnace, a ladle furnace, one continuous caster, a reheating furnace and rolling and finishing mills. Installed production capacities for the different production lines of the Puebla Plant are set forth in the following table.

Facility	Product	Capacity
		(Thousands tpy)
Direct Reduction Plant	DRI	880
Billets Steel Plant	Billet	736
Rolling Mill	Rebar and wire rod	542

Las Encinas mines.    Las Encinas is composed of three separate iron ore mines, Cerro Náhuatl, Aquila and San Ramon, each of which is located near its pelletizing plant in the Mexican State of Colima, with a maximum annual capacity of 1.8 million metric tons.

•	Cerro Nahuatl is an open-pit mine in Colima, Mexico, which began operations in 1988, and is the largest mine at the Las Encinas site. Cerro Nahuatl has the lowest percentage of iron content among all of Ternium’s mines at Las Encinas, and therefore has the lowest ore processing efficiency. Ore mined at Cerro Nahuatl is transported to Ternium’s pelletizing facility through a seven kilometer slurry pipe and then 42 kilometers by rail.

•	Aquila is an open-pit mine in Michoacán, Mexico, which began operations in 1998. Aquila has the highest percentage of iron content among the Las Encinas mines, and has the option of producing raw iron ore lump that can be used directly in the DRI plants mixed with pellets. Ore mined at Aquila is transported to the pelletizing facility by rail and truck.

•	San Ramon is an underground mine in Jalisco, Mexico, which began operations in 1998 and is not currently in use, as the Aquila mine is a less expensive option for supplying iron ore. An open pit mine called El Encino was previously operated on the same site. It began operations in 1970 and was depleted in 1998. Ore mined at San Ramon is transported to the pelletizing facility by gondola.

Ternium’s mining operations at Las Encinas are flexible, giving Ternium the ability to halt production at one or more of its mines from month to month depending on market conditions. Annual production capacities for the different production lines of the Las Encinas mine are set forth in the following table.

Facility	Product	Capacity
		(Thousands tpy)
Grinding Plant	Grinded ore	4,240
Concentration Plant	Concentrated	1,800
Pelletizing Plant	Pellet	1,800

For further information please refer to “—Production Process—Mexico.”

Peña Colorada mine.    The Peña Colorada mine consists of a single large mining site located in the Minatitlán, in Colima, Mexico. The mine is an open-pit mine which began operations in 1975, and has a production capacity of 4.0 million metric tons per year. There are two pelletizing plants serving the Peña Colorada mine, with a total installed production capacity of 4.0 million tons of iron ore pellets per year. Peña Colorada has convenient access to seaport and railroad facilities that enables the distribution of the iron ore pellets to the domestic and international markets.

Peña Colorada is operated by Consorcio Minero Benito Juárez Peña Colorada, S.A. de C.V., which has two shareholders—Hylsamex and Mittal Steel Lazaro Cárdenas (“MSLC”), a subsidiary of the Mittal Steel group. Through Hylsamex, Ternium holds 50% plus one share of Peña Colorada and MSLC holds the remainder. Hylsamex is committed to purchase one half of the mine’s production. See “—Raw materials and energy—Mexico—Iron ore.” Annual production capacities for the different production lines of the Peña Colorada mine are set forth in the following table.

Facility	Product	Capacity
		(Thousands tpy)
Grinding Plant	Grinded ore	8,000
Concentration Plant	Concentrated	4,000
Pelletizing Plant	Pellet	4,000

For further information please refer to “Production Process—Mexico.”

Production process

Ternium specializes in manufacturing and processing flat and long steel products. In the case of flat products, slabs are reheated and taken to rolling temperature. This treatment removes minor superficial defects and softens the steel to permit its transformation in the hot rolling mill to defined specifications. Hot rolled coils and sheets can be processed with or without scaling, according to the clients’ uses and needs.

Hot rolled products can also be put under a deformation process at normal temperature (cold rolling) to reduce their thickness and obtain cold rolled products. These products can be sold in crude form to the market (full hard) or processed in the reheating ovens, annealing bays and tempers lines, to modify their metallurgic and geometric characteristics. The tempered products can be sold as coils or sheets or processed with chromium or tin coverings.

In the production of long products, billets are reheated and taken to rolling temperature. As in the case of slabs, this treatment removes minor superficial defects and softens the steel to permit its transformation in the rolling trains to obtain wire rods and bars as final products.

The production processes in Ternium’s facilities in Argentina, Venezuela and Mexico differ in certain respects. We include a brief description of the different processes below.

Argentina

Ternium’s Argentine subsidiary, Siderar, is the primary integrated manufacturer of flat steel products in Argentina. Siderar produces crude steel through the use of blast furnaces, which are large chambers lined with refractory bricks used to make pig iron through the melting of pellets, sinter (a mixture of iron ore and limestone) and coke. The molten pig iron is then mixed with steel scrap and limestone in a basic oxygen furnace through a process that removes impurities from the pig iron by injecting pure oxygen at high pressure into the molten metal, burning-off carbon and other elements. The molten steel is then cast using the continuous casting method into slabs. The steel slabs are then sent to a hot rolling mill to be reheated and rolled into hot rolled coils.

Depending on its final use, the hot rolled coil is then scaled, tempered and pickled, before being sent for sale as coil or cut into steel sheet. Alternatively, the hot rolled coils may be sent to a cold rolling mill for use as an input in the production of cold rolled coils. In certain cases, cold rolled coils are processed in an electrolytic cleaning line, an annealing line and a two-stand temper mill to produce thin steel used to produce tin plate.

Cold rolled coils can be further processed into galvanized or electro galvanized sheets (by adding a thin layer of zinc to the products through different processes), tin plate (by adding a thin layer of tin) or pre-painted products. Siderar can also process its production into cut-to-length and tailor made products according to its customers’ needs.

The following graphs present the complete productive process of Siderar using the blast furnace technology.

Raw Materials to Slabs	Flat Steel Production Processes

Venezuela

In Venezuela, Ternium’s subsidiary Sidor manufactures a wide variety of steel products ranging from semi-finished products such as slabs and billets to finished products such as hot, cold and coated flat products and wire rod and bar long products.

Sidor produces steel through the direct reduction of iron ore, and the use of electric arc furnaces that are complemented by secondary metallurgy equipment to assure product quality.

The first step of the production process is the agglomeration of iron ore minerals in the pellet plant. The pellets obtained are further processed in the direct reduction furnaces, to obtain DRI that can be used as raw material in the electric arc furnaces to produce steel.

The resulting molten steel, which is obtained using primarily DRI, has a high quality and low content of residues and impurities. The molten steel is then refined in the secondary metallurgic facilities, where it is mixed with ferroalloys. The steel is afterwards casted into semi-finished products (slabs or billets) that are destined for the production of flat or long products, respectively.

The following graphs present the DRI production process and the long and flat steel production processes using electric arc furnace technology.

DRI Production Process

Venezuela Long Steel Production Processes

Venezuela—Flat Steel Production Processes

Mexico

In Mexico, Ternium’s subsidiary Hylsamex manufactures a variety of steel products, including hot rolled sheets, cold rolled coil, rebar and wire rod, tubular products, such as welded pipes, and processed steel products including galvanized steel, pre-painted steel, mechanical tubular products and isolation panels.

The production process begins with the sourcing of iron ore from Ternium’s own mines in Mexico. The extraction consists of drilling, loading and transporting the iron ore to the grinding facility in order to reduce it to a specified size and quality through the grinding process and the separation of ore with a low content of iron. Later, the pelletizing plant eliminates impurities that the ore has in its natural state, increases the content of ore unit and reduces the quantity of magnetic iron through oxidation.

The ore that is transported to the pelletizing plant is gradually introduced into the mill to be strained in a certain size and grade in order to separate out the iron. After the milling process, the ore is introduced into magnetic drums that separate the iron particles from the sterile material. The straining and concentration processes are repeated two more times in order to eliminate all the possible sterile material, group the iron ore particles and obtain a greater concentration of ore per pellet. These processes are carried out using water as an auxiliary element. The excess water is afterwards eliminated, leaving only the necessary humidity for the formation of pellets using pelletizing disks. Pellets are selected according to their size and are then hardened in ovens. The consolidated pellets are then transported to the steel producing facilities for the DRI process. Next, the electric arc furnaces melt a combination of steel scrap and DRI to produce liquid steel.

Finally, the molten steel can be casted into slabs using state-of-the-art, thin slab, continuous casting mini-mill technology, and rolled into hot rolled sheets and cold rolled coil. The steel can be further processed to produce value-added products such as tire cord and cold heading wire rods, as well as tubing, isolated panels, architectural panels and pre-painted steel.

The DRI plant includes the latest DRI HYL® technological advances, such as Hytemp®, which permits the hot discharge of the DRI to the electric arc furnace generating significant energy savings and improving productivity. The use of state-of-the-art proprietary technology allows Hylsamex’s production in Mexico to accommodate higher proportions of steel scrap and other metallic charge when high natural gas prices make DRI more expensive to produce.

The following graphs present the flat and long steel production processes of Hylsamex. For a graph on the DRI production process and a more complete graph of the flat steel production process, see “—Argentina” and “—Venezuela” above, respectively.

Mexican Hot Rolled Steel Production Process

Mexican Long Steel Production Processes

The following graph presents a simplified illustration of the mining and pelletizing process at Hylsamex.

Mexican Mining Process

Sales and marketing

Net sales

Ternium primarily sells its steel products in the regional markets of North, Central and South America, where it can leverage its strategically-located manufacturing facilities to provide specialized products and delivery services to its clients.

The following table shows Ternium’s total pro forma consolidated net sales by product and geographical region in terms of U.S. dollars for the periods indicated:

	For the year ended December 31, 2004		For the six-month period ended June 30, 2005
	(Million USD)%		(Million USD)%
Flat steel products	$3,993.2	72.6%	$2,417.8	74.0%
South and Central America	2,080.6	37.8%	1,225.3	37.5%
North America	1,596.2	29.0%	954.7	29.2%
Europe	227.3	4.1%	186.2	5.7%
Other	89.2	1.6%	51.6	1.6%

Long steel products	$976.7	17.7%	$515.1	15.8%
South and Central America	283.6	5.2%	191.3	5.9%
North America	684.8	12.4%	323.8	9.9%
Europe	5.5	0.1%	—	—
Other	2.9	0.1%	—	—
Other products(1)	533.1	9.7%	334.4	10.2%

Total	$5,503.0	100.0%	$3,267.3	100.0%

(1)	Includes steel pipes and tubular products, pig iron and pellets.

The following table shows Ternium’s total pro forma consolidated sales by type of product and by geographical region in terms of volume for the periods indicated:

	For the year ended December 31, 2004		For the six-month period ended June 30, 2005
	(Thousand Tons)%		(Thousand Tons)%
Flat steel products	6,385	73.0%	3,409	73.5%
South and Central America	3,427	39.2%	1,694	36.5%
North America	2,304	26.3%	1,357	29.3%
Europe	418	4.8%	267	5.8%
Other	236	2.7%	90	1.9%

Long steel products	1,762	20.1%	939	20.2%
South and Central America	556	6.4%	336	7.3%
North America	1,195	13.7%	602	13.0%
Europe	9	0.1%	0	0%
Other	1	0.0%	0	0.0%
Other products(1)	602	6.9%	289	6.2%

Total	8,749	100.0%	4,636	100.0%

(1)	Includes steel pipes and tubular products, pig iron and pellets.

South and Central America

Sales to customers in South and Central America accounted for 46.3% of Ternium’s total pro forma consolidated sales during the first six months of 2005 and 44.9% during 2004. See “Management’s Discussion and Analysis of Financial Condition and Results of Operations—Ternium—Results of operations— Six-month period ended June 30, 2005 compared to six-month period ended June 30, 2004—Net sales” and “—Fiscal year ended December 31, 2004 compared to fiscal year ended December 31, 2003—Net sales.”

Ternium’s sales are oriented toward the construction and agriculture industry, the packaging and canning sector (especially for food, paints and sprays), the tube and pipe sector (related to liquids and gas transportation and distribution networks), the automotive industry, the home appliances sector and service centers that further process Ternium’s steel products to attend to particular requirements of steel users.

Ternium serves industrial clients (such as those of the automotive industry) that require customized products that it can produce through its service centers and finishing facilities, as well as commercial clients that further process steel. The customer base in South and Central America consists primarily of independent small- and medium-sized companies and distributors, which in turn process or retail the products to their customers in different market sectors.

Ternium’s principal clients in the region are located in Argentina and Venezuela. Its sales in these countries are sensitive to the general economic conditions and government actions and policies, such as the restrictions in Argentina and Venezuela on certain foreign currency transfers. For further information on the risks related to an investment in Argentina or Venezuela please refer to “Risk Factors—Risks related to the countries in which we operate.” We also sell to clients in other South American countries, including Colombia, Ecuador and Peru.

North America

Sales to customers in North America accounted for 46.0% of Ternium’s total pro forma consolidated sales during the first six months of 2005 and 48.7% during 2004. See “Management’s Discussion and Analysis of Financial Condition and Results of Operations—Ternium—Results of operations— Six-month period ended June 30, 2005 compared to six-month period ended June 30, 2004—Net sales” and “—Fiscal year ended December 31, 2004 compared to fiscal year ended December 31, 2003—Net sales.”

Ternium’s largest markets in North America are Mexico and the United States.

Most of Ternium’s customers in this region are located in Mexico, near its plants in Puebla and Monterrey. The main markets for flat steel in Mexico are the construction industry, industrial customers in the packaging, electric motors and service center industries, distributors and auto parts manufacturers. The principal segments in the Mexican coated steel market are construction, manufacturing (air conditioning, lamps and furniture), appliances and auto parts. Ternium generally serves industrial clients that require high quality specifications, as well as commercial clients through service centers and warehouses. The rebar and wire rod markets in Mexico are generally characterized by a large number of orders of small volume, and competition is largely based on price. The customer base for bar and rod products in Mexico consists primarily of independent dealers and distributors, who in turn retail the products to their customers in the construction industry. Ternium also sells rebar and wire rod directly to industrial users, and sells part of its volume through its wholly-owned subsidiary Materiales y Aceros Masa, S.A. de C.V., which operates as a distribution center for large products. Ternium markets its tubular products mainly through Mexican independent distributors, and the balance is sold directly to industrial clients.

Clients in the United States are served through the commercial offices, distribution and service centers of Ternium, which manage transport and logistics issues and provide local services and assistance.

Europe

Sales to customers in Europe accounted for 5.7% of Ternium’s total pro forma consolidated sales during the first six months of 2005 and 4.3% during 2004. See “Management’s Discussion and Analysis of Financial Condition and Results of Operations—Ternium—Results of operations— Six-month period ended June 30, 2005 compared to six-month period ended June 30, 2004—Net sales” and “—Fiscal year ended December 31, 2004 compared to fiscal year ended December 31, 2003—Net sales.”

Ternium’s largest markets in Europe are Spain and Italy. Clients in Europe are mainly independent, small- and medium-sized companies dedicated to steel processing. A large part of their purchases are of cold rolled coils and coated products, which are mainly produced in Argentina. Their production is generally directed toward the construction, furniture and appliance industries. Ternium’s sales to Europe are carried out through the Ternium commercial network, which handles transport and logistics. While Ternium profits from a long-term relationship with most of its European clients, sales orders are in general received on a monthly basis at spot prices.

Other

Sales to customers located in other parts of the world accounted for 2.1% of Ternium’s total pro forma consolidated sales during the first six months of 2005 and 2.2% during 2004. Most of these sales were made into

Asia (mainly China and Taiwan) and Africa (mainly Nigeria). See “Management’s Discussion and Analysis of Financial Condition and Results of Operations—Ternium—Results of operations— Six-month period ended June 30, 2005 compared to six-month period ended June 30, 2004—Net sales” and “—Fiscal year ended December 31, 2004 compared to fiscal year ended December 31, 2003—Net sales.”

Sales to Asia are generally made on a spot basis. Although Ternium opened a sales office in Beijing in 2003 in order to develop commercial relationships and establish a local presence in this region, we intend to continue to focus primarily on the major steel markets where Ternium operates.

Pricing

The prices of our steel products generally reflect international market prices for similar products. We adjust prices for our products periodically in response to changes in the import prices of foreign steel, export prices, and supply and demand. See “Management’s Discussion and Analysis of Financial Condition and Results of Operations—Ternium—Overview.” The actual sales prices that we obtain for our products are also subject to the specifications, sizes and quantity of the products ordered.

Marketing

Our marketing strategy is to:

•	Continue to shift Ternium’s sales mix towards higher margin value-added products and services. We expect to increase Ternium’s offerings of value-added products such as cold rolled sheets and coated and tailor-made products, and services, such as just-in-time deliveries and inventory management. In order to do so, Ternium will continue to work with clients to anticipate their needs and develop customized products for particular applications.

•	Maximize the benefits arising from Ternium’s broad network of distribution, sales and marketing services. We expect to continue to expand Ternium’s customer base and to increase its services in major steel markets. We plan to develop Ternium’s sales and logistic services through its commercial network, including import operations, stock administration, delivery and storage programs.

Ternium maintains a strategic presence in several major steel markets through its broad network of commercial offices, which allows it to reach clients outside its regional markets.

Ternium adapts its strategy according to the different regions it serves. Its sales force specializes in different regional requirements ranging from product specifications to transport logistics.

In order to increase Ternium’s participation in regional markets and improve services provided to customers, Ternium began to consolidate its sales and marketing activities through Techintrade’s network of commercial offices. Techintrade develops its services through branches, which are 100% controlled by Techintrade and are strategically located in the most relevant markets for Ternium. Techintrade has a strong presence in the main steel markets such as the Americas and Europe and has extensive experience in the promotion of steel products. The Techintrade network’s marketing assistance helps Ternium in consolidating its position in its present markets and in developing new markets.

South and Central America

A principal component of Ternium’s marketing strategy in South and Central America is establishing lasting and close relationships with customers. This allows Ternium to provide assistance to its customers in their use of steel products and to obtain downstream information that can be applied to future product development.

In 2003, Ternium’s Argentine subsidiary Siderar established a department focused on the development of small- and medium-sized companies, under a program created by the Techint Group for the development of its clients and the local industry. The objective of the program is to improve the competitiveness of clients and suppliers, to increase their exports and allow them to substitute imports for local products. Nearly 110 companies are part of this program, which provides support for the commercial, financial, industrial and institutional requirements of these companies. Propymes was also implemented in Venezuela in 2004, with the same objective of promoting local industry.

Ternium’s sales force in this region is oriented toward serving the specific needs of different market sectors, such as the construction industry, the packaging and canning sector (especially for food, paints and sprays), the tube and pipe sector (related to liquids and gas transportation and distribution), the automotive industry, the home appliances sector and steel processors. Through its service centers, Ternium can cut, paint or conform its products to specific client requirements. Customized products include metallic roofing, auto parts, steel for agricultural machinery, different types of tin used to produce sprays and food containers and cut-to-length products used in the home appliance and construction industries.

In addition to its offices located in Argentina and Venezuela, Ternium has commercial and administrative offices in Brazil, Colombia, Ecuador, Guatemala, Peru, Uruguay, Chile and Costa Rica. These offices generally provide commercial services such as the development and maintenance of contacts with clients and end users, analysis of businesses opportunities, assistance to buyers before and after sales, participation in price negotiations, analysis of the market and competitors and assistance in the design and organization of the commercial and promotional strategy for sales in the respective countries.

North America

The North American steel market is highly competitive, as most major international steel producers direct part of their sales efforts to this region. The recent acquisition of Hylsamex significantly increases North America’s importance to Ternium’s overall sales.

Ternium’s marketing and sales efforts in North America are focused in Mexico, where Hylsamex’s production facilities are located and where it can provide customized services and deliveries. Ternium’s principal steel clients in Mexico are in the construction and manufacturing industries (including steel furniture, automobiles and electric and home appliances).

Mexico’s steel market is strongly oriented toward end users, who in 2004 represented approximately 66% of Hylsamex’s Mexican sales. In addition, there are several Mexican steel producers that compete with Hylsamex in the flat and long steel markets, including Ahmsa, Grupo Imsa, Sicartsa and Aceros San Luis. The sales force needs to specialize in the requirements of each market sector and focus on value-added products and services. In this competitive and end-user oriented market, the extensive use of commercial brands is an important aspect of the marketing strategy that allows clients to clearly recognize Ternium’s products. The provision of technical assistance related to the production of steel and the use of different products is another value-added service that provides a competitive advantage for Ternium.

Ternium has a commercial presence in the United States, including in Houston, Atlanta, Dallas, San Antonio and Phoenix. These offices organize provision programs and promotional activities for regional steel clients, provide services related to logistics, stock administration and other commercial requirements (such as credit risk analysis, import processing in the country of destination and credit risk insurance) and provide assistance to clients and salesmen with respect to technical specifications of products and recording customer complaints.

Europe

Sales to Europe are carried out through commercial offices located in Spain and Italy. These offices are focused on activities such as trading. They are also responsible for the development of commercial and marketing activities in order to expand Ternium’s client base, and the organization of provision programs and activities to promote steel products. They also provide services related to other commercial requirements, such as credit risk analysis and credit risk insurance, follow up on orders and other customer support.

Other

In order to establish a permanent contact with the Asian market and as a means of observing its evolution and developing a presence in Asia, Ternium set up an office in Beijing, China in 2003. Today, this office serves as a sales representative office for Ternium and provides it with commercial and market information.

Competition

Global market

The steel industry operates predominantly on a regional basis, with large industry participants selling the bulk of their steel production in their home countries or regions, where they have natural advantages and are able to more effectively market value-added products and provide additional customized services. Despite the limitations associated with significant transportation costs, as well as the restrictive effects of protective tariffs and other trade restrictions, steel exports have generally increased in the last decade as production has shifted towards low-cost production regions such as China and Southeast Asia. In addition, during the last five years several large steel manufacturers have merged with each other or acquired steel companies in other parts of the world. This wave of consolidation has resulted in a number of large, global producers with significant operations in several regions and/or continents, contributing to the increasing globalization of the steel industry. Considered as a whole, however, the steel industry still remains considerably fragmented.

Steel consumption has historically been centered in developed economies such as the United States, Western Europe and Japan. However, in recent years steel consumption in Asia, and in particular China, has increased significantly. Moreover, while production in Europe, Japan and the United States remains significant, steel producers in those regions have increasingly focused on the rolling and finishing of semi-finished products.

There has been a trend in recent years toward steel industry consolidation among Ternium’s competitors. For example, Aceralia, Arbed and Usinor merged in February 2002 to create Arcelor, and LNM Holdings and Ispat International merged in October 2004 to create Mittal Steel, which subsequently acquired International Steel Group. Despite this trend, the global steel market remains highly fragmented. In 2004, the five largest producers (Mittal Steel, Arcelor, Nippon Steel, JFE and POSCO) accounted for approximately 19% of total worldwide steel production, with Mittal Steel, the largest, accounting for less than 6%. Also in 2004, the ten largest steel producers accounted for 28% of total worldwide steel production (compared to 20% in 2002), and the 20 largest steel producers accounted for approximately 41% of such production.

Steel prices in general, including for both flat and long products, have undergone significant volatility in recent years. From 2000 to 2002, the industry, especially in North America, experienced fluctuating capacity, low demand growth levels and other adverse conditions, which led to depressed steel prices and also adversely impacted many steel producers’ profitability. During 2003 and 2004, steel prices generally rose around the world, supported by increased economic growth in most regions, continued strong demand from China and other developing countries, as well as higher raw material prices (particularly coal, iron ore and energy). Beginning in the last quarter of 2004, the industry experienced a decline in prices, partially driven by the liquidation of excess inventory at steel producers and distributors. However, prices have generally remained at levels that are significantly higher than those experienced from 2000 to 2002.

Given the strong competition that characterizes the flat steel industry, several countries have imposed trade restrictions to protect their domestic steel industries from imports at below market conditions, commonly referred to as “dumping.” For a description of these regulations, see “—Regulation—Trade regulations.”

South and Central America

Ternium competes against importers of flat steel products in Argentina and Venezuela, countries in which Ternium is a leading domestic producer. Producers of flat steel products usually enjoy a strong competitive position in their domestic markets due to logistical and other advantages that allow them to offer value-added services and maintain strong relationships with domestic customers. Ternium’s subsidiaries have established strong ties with major consumers of flat steel products in their home markets, which have been reinforced by customized delivery arrangements.

Argentina.    Ternium’s subsidiary Siderar is the dominant producer in Argentina of flat rolled steel products and faces little competition from domestic steel producers across the majority of its product lines. Its main competition in the Argentine flat steel market is limited to imports, mainly from Brazil. Some of the main Brazilian producers of steel value-added products are Usiminas (a shareholder of the Company), Companhía Siderúrgica Nacional, Companhia Siderúrgica de Tubarão (part of the recently created Arcelor Brasil) and Gerdau. In the market for intermediate products for the manufacture of structural pipes, Ternium competes with Acindar, an Argentine company mainly dedicated to the production of long steel products which has a minor share in the flat steel market. On November 18, 2005, Siderar agreed to acquire, for an estimated USD55.2 million, assets and facilities of Acindar related to the production of welded steel pipes in the provinces of Santa Fe and San Luis in Argentina. These two plants have an annual production capacity of 140,000 tpy of structural pipes to be used in the construction, agricultural and manufacturing industries. The acquisition has been approved by the Argentine competition authorities and is expected to be completed in the first quarter of 2006, subject to Acindar being released from its general restriction on asset dispositions under its ongoing out-of-court debt restructuring and the satisfaction of applicable publicity requirements relating to bulk transfers of assets.

We believe that the threat of new competitors entering the Argentine flat steel market is mitigated by:

•	Ternium’s substantial domestic market share,

•	the specialized service provided locally,

•	the high capital investment required to construct an integrated blast furnace manufacturing facility,

•	the scarcity of good quality scrap in Argentina for use in an electric arc furnace “mini-mill,”

•	Ternium’s low production costs and its potential ability to expand capacity at a relatively low investment cost compared to building and installing an electric arc furnace “mini-mill,” and

•	the significant freight costs in exporting to Argentina, and especially the Buenos Aires area, where most of the flat steel demand is concentrated.

Although Siderar has been the principal flat steel provider in Argentina since its foundation, its market share has been affected by the economic and trade conditions in the country. During the 1990s, Siderar faced increased competitive challenges from outside Argentina as a result of the Argentine government’s trade liberalization policies. See “—Regulation—Trade regulations.”

We believe that Siderar has a competitive advantage over potential foreign competitors based on its ability to customize products to customer specifications, including size and quality. Its position was further improved by the Argentine crisis of 2002 and subsequent devaluation that increased the local prices of imports.

Venezuela.    Ternium’s subsidiary Sidor is the sole producer of flat steel products in Venezuela. Sidor’s only source of competition in the flat steel markets comes from imports. However, imported flat steel products do not account for a significant portion of the Venezuelan market. Imports only represented, on average, a 6% and 4% market share in Venezuela for the years ended December 31, 2004 and 2003, respectively.

Sidor is the dominant producer in Venezuela of long steel products, but it faces competition from other domestic producers of long products. Sidetur, a subsidiary of Sivensa and a minority shareholder of the Company, is Ternium’s primary competitor in the domestic long steel products market. Siderúrgia Zuliana C.A., or Sizuca, also competes, to a lesser extent, for Ternium’s share of the domestic market for long products and, in particular, rebar.

We believe that the threat of new competitors entering the Venezuelan flat and long steel markets is mitigated by

•	Ternium’s substantial domestic market share,

•	the high capital investment required to construct an integrated blast furnace manufacturing facility,

•	the scarcity of good quality scrap metal in Venezuela for use in an electric arc furnace “mini-mill,” and

•	Sidor’s low production costs and its long term agreements with local raw material suppliers. See “Risk Factors—Risks relating to the steel industry.”

In addition, Sidor’s sales are affected in certain respects by the economic and trade conditions in both the international and local market and by import tariffs and other measures imposed by some countries. For information about these measures please see “—Regulation—Trade regulations.”

North America

Mexico.    Ternium’s subsidiary Hylsamex has strong domestic competitors in the Mexican steel market and faces increasing competition from imports. Total imports of flat steel products have increased sharply in recent years and according to Canacero, the Mexican chamber of the iron and steel industry, accounted for 26% of the Mexican market in 2004.

The largest Mexican competitor in the flat products market is AHMSA, an integrated steel producer located in Monclova, Coahuila that produces a wide variety of steel products. Another significant domestic competitor in this sector is APM, S.A. de CV., which is a subsidiary of Grupo Imsa, S.A. de C.V. (“IMSA”). APM processes slabs purchased from third parties to produce hot and cold rolled products to supply IMSA’s coating facilities.

In the bar and rod market, Ternium’s largest competitor is Siderúrgica Lázaro Cárdenas—Las Truchas SA de CV (“Sicartsa”). To a lesser extent, Ternium also faces competition from Aceros San Luis, S.A. de CV., DeAcero SA de CV and Grupo Vigil. In the low-carbon wire rod market, Ternium’s main competitors are DeAcero, Sicartsa and imports.

The Mexican domestic market for small diameter welded pipe is regional, and competition from imported products is not significant. Orders are usually small and cover a wide range of product specifications. We believe that Ternium’s subsidiary Hylsamex is the leading manufacturer in Mexico. Its main competitor is Tubería Nacional SA de CV.

The primary customers in the Mexican coated steel market are the construction sector and manufacturing companies (for example, of air conditioners, home appliances and furniture). Hylsamex’s main competitors in this market are IMSA and to a lesser extent Zincacero SA de CV. Another competitor is Grupo Perfiles y Herrajes LM.

We believe that the threat of new competitors entering the Mexican flat steel market is mitigated by:

•	the specialized service provided locally,

•	the scarcity of good quality scrap and gas prices in Mexico for use in an electric arc furnace “mini-mill,”

•	Ternium’s low production costs, including its supply of iron ore from its own mines, and

•	Ternium’s ability to expand capacity at a relatively low investment cost compared to building and installing an electric arc furnace mini-mill.

Capital expenditure program

The sum of the capital expenditure of Siderar, Sidor and Hylsamex in 2004 (excluding acquisitions) was more than USD200 million. The main objectives of the capital expenditure program of Ternium are to:

•	reduce production costs,

•	improve product quality, equipment reliability and productivity,

•	comply with applicable environmental standards, and

•	provide enhanced customer services.

Ternium’s plans for financing its capital expenditure program are described under “Management’s Discussion and Analysis of Financial Condition and Results of Operations—Ternium—Liquidity and capital resources.” No assurance can be made that Ternium will be able to obtain the financing necessary to fund its projected capital and environmental remediation expenditures.

Argentina

During 2004, Ternium carried out a significant investment program to increase its production capacity and improve the product quality of its facilities in Argentina. Ternium’s subsidiary Siderar’s investment in fixed assets amounted to USD83.4 million. The principal investments initiated were:

•	The expansion of the coke plant: The construction of Battery No. 5 began in 2004 and is expected to start production in 2007 and increase capacity by 200,000 tpy. Coke battery No. 2 was restarted in May 2005 and increased coke production capacity by approximately 230,000 tpy.

•	The start-up of blast furnace No. 1: The production of blast furnace No. 1 is expected to partially replace that of blast furnace No. 2 during its relining currently scheduled for 2006.

•	The start-up of converter No. 1 in the steel mill: These steelworks will enable Siderar to permanently operate the mill using two converters and will avoid any loss of production during maintenance.

•	The installation of slab reheating furnace No. 5 in the hot rolling mill: The works carried out in the hot rolling mill are expected to allow Siderar to roll all slabs in a single greater thickness of 200 millimeters. These works, together with those carried out in the steel shop, would enable Siderar to increase hot rolled coils production from 2.6 to 2.8 million tons by the end of 2006, when furnace No. 5 is expected to become operational.

Given the positive outlook for the Argentine and global steel industries, we believe that conditions will remain favorable for Ternium’s sales and for exports from Argentina. On this basis, Ternium approved an investment plan in 2004 for a total of USD680 million for the period 2005-2008. This investment plan contemplated a significant increase in crude steel production capacity from the current 2.9 million tons to 4.0 million tons so as to better support growth of the manufacturing sector in Argentina and, at the same time, allow Ternium to continue to play an active role in international markets. Besides completing those investments initiated in 2004, the principal investments of the plan are focused on the installation of a new continuous caster and second metallurgy equipment, the relining of blast furnaces No. 1 and No. 2, the increase of capacity of Siderar’s sinter plant from 3,500 to 4,000 tons per day and the modernization of the facilities for storage and internal transportation of raw materials. Following the acquisition of Hylsamex, we are reassessing the timing of implementing this investment plan.

The plans also contemplate the upgrading of present productive lines together with the incorporation of new productive lines. We expect that the incorporation of automation systems and the utilization of available capacity in the services area will improve production efficiency by allowing for economies of scale and operating cost reductions.

We estimate that the investments planned for the next five years will cost approximately USD740 million, of which almost 30% corresponds to maintenance capital expenditures.

Venezuela

During 2004, Ternium’s investments in fixed assets in Venezuela amounted to USD78.0 million. The most significant investments and projects carried out or initiated were:

•	The revamping of Midrex I: We believe this revamping will increase annual production from 0.7 to 1.1 million tpy.

•	The purchase and installation of a skin pass line: This line is expected to improve the product lines and provide enhanced quality to improve Ternium’s ability to compete in the international markets.

•	The first step of the “Piso de Planta” Project: This project constitutes the development and implementation of an integrated real time management system (industrial and technological) for all of the production lines. This new system is already operative in the steel mill and in all the hot and cold rolled lines.

In the next five years, we plan to carry out an investment plan for Ternium’s subsidiary Sidor that would allow it to increase crude steel production capacity from 5.0 million tons to 5.7 million tons. The plan is also oriented to maintain Sidor’s equipment and to automate control systems. Among the projects that we expect to carry out in the near future are the installation of a new oxygen plant (which is already under construction), the revamping of module A of Midrex II and the installation of ladle furnace No. 3 in the steel mill. The planned investments also comprise projects related to the modernization of the continuous casters and the hot and cold rolling mills, as well as to safety and environmental requirements. We expect to invest approximately USD410 million in Sidor over the next five years, approximately 35% of which relates to maintenance capital expenditures.

Mexico

Hylsamex’s subsidiaries underwent a substantial modernization program prior to the Hylsamex acquisition. In the last 15 years, Hylsamex spent approximately USD1.8 billion on projects oriented toward developing Hylsamex as an integrated manufacturer of value-added products. The main investments carried out were made in flat steel mini-mills, the preparation and modernization of mines, the modernization of long steel facilities and the development of DRI plants and coated steel production lines.

During 2004, Hylsamex invested USD46 million, of which USD8 million were used for improvements in the mining facilities and USD27 million as part of the maintenance capital expenditures of Hylsa. Galvak invested USD10 million to increase its painting and conforming production capacity. In addition, Galvak established two new service centers in the United States and now owns a total of five service centers there. These new sites complete the expansion plan initiated in 2002.

Some of the main investments that we plan to carry out in the next four years are the revamping and modernization of hot rolling Mill No. 1, the opening of the Colomera mine site at Las Encinas complex, the modernization of certain coating facilities, the installation of new service centers and several information technology, or IT, systems projects. Besides these investments, management is considering capital expenditures aimed at routine maintenance or replacement of equipment. We estimate that these investments would cost approximately USD360 million over the next four years. Through the investments carried out in Ternium’s Mexican facilities, we expect to modernize and improve Ternium’s facilities and quality control processes in its mills, as well as to expand its capability to produce value-added products.

Information technology investments

In addition to capital expenditures at its plants, Ternium has invested in the integration of its production, commercial and managerial activities. Some of the main IT investments relate to the development of new software for its management platforms. The first project, which has already been commenced, requires an important technological change in Ternium’s systems and will provide users with a new set of management tools on a proprietary platform for the manufacturing, selling and distribution of its products. Another project is expected to develop technological tools for related sectors such as human resources, finance and other administrative sectors. The Ternium companies invested an aggregate of approximately USD18.6 million in IT projects in 2004.

We expect to invest in IT projects that will facilitate the integration and synergies of Ternium’s subsidiaries and improve the security measures over their IT systems. Our IT investment plans for 2006 amount to approximately USD33 million, of which almost USD9 million are expected to be used for a new IT infrastructure for Hylsamex, for operational and management systems and for the coordination of the IT structure with the sales network. Approximately USD19 million are expected to be used in similar infrastructure projects at Siderar and Sidor as well as in the development of further security and management applications. The remaining amount is expected to be used in the installation of IT infrastructure that will enable Ternium to integrate its subsidiaries and improve its internal control systems. IT investments are also intended to enhance Ternium’s ability to provide value-added services to customers in different regional markets.

Raw materials and energy

At Ternium’s integrated steel facilities in Argentina and Venezuela, the principal raw materials Ternium consumes are iron ore, coal and ferroalloys. These are processed in blast or electric arc furnaces and afterwards in steel shops to obtain either slabs, which are further processed into value-added flat steel products, or billets, which are further processed into wire rods and bars. At Ternium’s electric arc facilities in Mexico, the principal raw materials are pellets and scrap. Another important raw material for Ternium’s production processes is energy. Below is a more complete description of the raw material and energy situation at Ternium’s integrated facilities in these countries. For a description of some of the risks associated with Ternium’s access to raw materials, see “Risk Factors—Risk relating to the steel industry—Price fluctuations or shortages in the supply of raw materials and energy could adversely affect Ternium’s profits.”

Argentina

In Argentina, Ternium’s subsidiary Siderar produces crude steel through the use of blast furnace technology. Siderar is the primary integrated manufacturer of flat steel products in Argentina, with an installed capacity of 2.8 million tons of crude steel. The principal raw materials used to produce steel are iron ore and coal. Important amounts of electricity and natural gas are also used in the manufacturing process.

Iron ore.    Iron ore is purchased under long-term agreements from suppliers in neighboring Brazil. Prices under these contracts are determined on an annual basis in accordance with market conditions and follow the prices agreed upon between the major iron ore exporters and their main steel industry clients. Siderar’s aggregate annual consumption of iron ore in Argentina ranges between 3.9 and 4.2 thousand tons. Approximately 70% of Ternium’s local requirements for iron ore in different forms, such as pellets and sinter feed (iron ore mixed with limestone) is supplied by CVRD. The remaining requirements are satisfied with calibrated iron ore (i.e., iron ore within certain specifications of weight and size). The main contracts for these raw materials are with Urucum (a CVRD affiliate) and Mineração Corumbaense Reunida S.A. Siderar’s geographic location provides favorable access to some of Brazil’s iron ore mines through the Paraná River. Under current market conditions, the use of barges reduces the freight costs associated with the provision of iron ore. Both are Brazilian companies with whom Ternium has long term agreements. The costs for iron ore imported into Argentina from Brazil increased in 2003 and 2004 in line with increases in international iron ore prices.

Coal.    Siderar obtains its coke through the processing of coal in its coke ovens. Siderar requires different types of coal to produce metallurgic coke (medium volatile, low volatile, soft and petcoke). Coal is mainly purchased under annual renewable contracts with long term commercial suppliers. Siderar uses different suppliers depending on the different types of coal used in the process, including Anglo Coal, BHP Billiton, Mount Isa Mines Ltd and Jim Walter Resources Inc. The amount purchased from each supplier depends on commercial conditions. Estimated consumption of coal is 0.8 million tpy. To complete the blend, 0.3-0.4 million tons of pet coke is purchased locally from an affiliate of Exxon Mobil.

Electricity.    Siderar consumes large quantities of electricity (approximately 135 Mw/hour) for its manufacturing activities, particularly in its Ramallo and Ensenada facilities. The electricity required to cover Siderar’s needs is self-generated by a wholly-owned thermoelectric plant with an installed capacity of 118 Mw/hour located at the Ramallo facility. Most of the energy requirements of the thermoelectric plant are obtained from blast furnace and coke oven gases and from steam that is purchased from a power plant owned by Siderca S.A.I.C., a subsidiary of Tenaris (“Siderca”), and located at the Ramallo facility. The rest of the requirements are covered through the purchase of natural gas from Repsol YPF and Tecpetrol S.A, or with alternative sources of energy such as fuel oil.

OPEL (“Operadora Eléctrica”), a subsidiary of Tenaris, currently manages Siderar’s thermoelectric plant and the plant owned by Siderca. Siderar pays an administration fee for its services. This outsourcing contract is due to terminate in 2015.

Siderar covers electricity shortfalls or sells excesses, as the case may be, at spot prices in the wholesale market.

Natural gas.    Siderar also consumes substantial volumes of natural gas in Argentina, particularly to operate its blast furnace and power generation facilities. The maximum daily consumption of its facilities is approximately 1,800 thousand cubic meters of natural gas. The natural gas market in Argentina was deregulated in 1992 and divided into three sectors: production, transportation and distribution. Siderar has long-term supply arrangements with Repsol YPF and Tecpetrol S.A., a Techint Group company, for the purchase of natural gas.

Repsol YPF is Siderar’s main supplier. Tecpetrol supplies it with a significant portion of its natural gas requirements on terms and conditions that are equivalent to those governing the supply of natural gas by Repsol YPF. Siderar’s supply agreement with Repsol YPF extends until December 2006 with prices revised on an annual basis. In March 2003, Siderar entered into an agreement with Tecpetrol under which Siderar paid USD17.3 million for the advance purchase of a total of 725 million cubic meters (up to 400 thousand daily cubic meters) of natural gas to be delivered over a period of 5 years on pricing terms that will enable it to share through discounts the impact of any increase in natural gas prices over that period with Tecpetrol. Under the terms of the agreement, Siderar will have a minimum guaranteed return on this advance payment equal to LIBOR plus 3.5%. Siderar purchases from Tecpetrol in 2004 amounted to USD5.4 million. Siderar covers any variation in its requirements for natural gas in the spot market.

The relative cost of natural gas in Argentina fell substantially in 2002 following the Argentine peso devaluation and subsequent freezing of tariffs in local currency terms. However, since 2003, this cost gradually increased due to governmental and private tariff negotiations and the appreciation of the Argentine peso against the U.S. dollar. Currently, the cost of gas is approaching 2001 levels, while the cost of transportation and distribution is still below the level of 2001.

Siderar also has separate transportation agreements with Transportadora de Gas del Norte S.A. (TGN), Transportadora de Gas del Sur S.A. (TGS), Camuzzi Gas Pampeana S.A. (Camuzzi), Gas Natural Ban S.A. (Gasban) and Energy Consulting Services S.A. (ECS). The main transportation contract is with TGN, a related company within the Techint Group, which expires in April 2013. For the final distribution phase, Siderar has several distribution contracts with Litoral Gas (a company partially owned by Tecgas, an affiliate of the Techint Group), Camuzzi, Gasban and Metrogas. The principal contract is with Litoral Gas, which expired in December 2005. Siderar and Litoral Gas are currently negotiating the renewal of the contract.

During the last four years, the continuing increase in natural gas demand in Argentina together with a substantial lack of investment in natural gas production and transportation have resulted in shortages of natural gas to industries and private consumers. See “Risk Factors—Risks relating to the countries in which we operate—Argentina—Argentina currently has an energy crisis, and restrictions on the supply of energy to Ternium’s operations in Argentina could curtail Ternium’s production and negatively impact Ternium’s results of operations.”

Other raw materials.    Ternium has its own oxygen, nitrogen and argon separation plants in order to extract these gases for use in the steelmaking process. In December 1993, Ternium’s subsidiary Siderar entered into a contract with Air Liquide Argentina S.A. for the operation and maintenance of an oxygen separation facility at

Ramallo that supplies oxygen, nitrogen and argon. This contract initially had a term of 15 years and was renewable by mutual agreement. It was amended in 2000 and 2002, and its term has been extended until 2013. Under the terms of the contract, Siderar is required to take or pay certain minimum daily amounts of oxygen, nitrogen and argon, which amounts are consistent with Siderar’s production requirements in Argentina.

Venezuela

The principal raw materials used in Ternium’s steelmaking activities in Venezuela are iron ore, scrap steel and natural gas (to generate the energy needed to operate its steelmaking facilities). Other materials used include electricity, oxygen and various other gases.

Venezuela is rich in reserves of raw materials used by Ternium. We believe that Venezuela’s abundance of raw materials, the relatively low cost of these materials and the proximity of Sidor’s facilities to such raw materials provide it with a significant advantage over other international steel producers.

Sidor currently purchases its iron ore, electricity and natural gas through long term arrangements with entities owned by the Venezuelan government which, through CVG, currently owns 30% of the outstanding capital stock of Sidor. Sidor expects to continue to enter into long-term contracts to meet its raw material needs. See “Risk Factors—Risks relating to the steel industry—Price fluctuations or shortages in the supply of raw materials and energy could adversely affect Ternium’s profits” and “Management’s Discussion and Analysis of Financial Condition and Results of Operations—Amazonia—Overview.”

Iron ore.    On November 12, 1997, Sidor entered into a contract with FMO for the supply of iron ore. Sidor receives an average of 20,000 tons a day of iron ore at its facilities. The mines where the iron ore is extracted are San Isidro, Los Barrancos, Las Pailas and Altamira. Pursuant to this contract, FMO will supply Sidor with 100% of its annual iron ore requirements until 2017. After 2017, the contract is renewable for additional twenty-year periods unless Sidor or FMO object to its renewal at least 90 days prior to its expiration. Under the 1997 contract, prices were fixed on an annual basis according to a formula that resulted in the application of the lower of historical cost adjusted for U.S. inflation and certain market reference prices. The 1997 contract also included a hardship provision, in which each of Sidor and FMO agreed to use its best efforts to resolve inequities arising during the contract’s term. Following a public announcement by the Venezuelan government that sought to pressure Sidor to renegotiate the terms of the 1997 contract, as permitted under the contract’s hardship provision, Sidor and FMO entered into an amendment of the 1997 contract on November 11, 2005. The revised contract sets the iron ore price at the lower of:

•	the price charged by FMO to its customers (other than certain newly-created state-owned steel producers) in the Venezuelan domestic market; and

•	80% of a market reference price (which percentage may drop to 70%, as described below).

Due to the amended pricing formula, the cost of iron ore for fiscal 2006 is expected to increase from approximately USD19 to approximately USD30 per ton. Under the revised contract, the pricing formula may be adjusted every two years, on the basis of public policy, Sidor’s competitiveness and the evolution of international steel prices. In conjunction with the changes in price conditions for the supply of iron ore to Sidor by FMO, the Venezuelan government is offering a price reduction on raw materials acquired from state-owned enterprises, such as FMO, that may reach 10% over the agreed market reference price. These preferential supply terms, as established in the applicable Venezuelan regulations, are conditioned on commitments by potential beneficiaries to assist development of the domestic industrial sector and to support certain community needs. In connection with the initial assessment of Sidor’s proposed industrial development plan, Sidor was granted a provisional 6% discount on its iron ore price, which discount could increase up to 10% upon completion of the mandatory review process. The other terms and conditions of the 1997 contract remain in effect under the revised contract.

Pellets.    In connection with the iron ore contract, in 1997 Sidor and FMO entered into another agreement under which Sidor committed to sell, upon the request of FMO, up to 2.0 million tpy of pellets to FMO, at a price based on the sale price at which FMO sells iron ore to Sidor plus a bonus paid to Sidor for the production of pellets, which is determined using market references.

Briquettes.    To guarantee its supply of raw materials, Sidor, together with Tenaris, organized a new company, Matesi, in which they had interests of 49.8% and 50.2%, respectively. In July 2004, Matesi purchased the assets of Posven for USD120 million. Posven owned an idled iron-briquette producing facility located in Ciudad Guayana, Venezuela, with an annual capacity of 1.5 million tons. Matesi began production in October 2004 and is expected to ensure that Sidor can rely on an additional source of high-quality, low-cost iron ore briquettes, enabling production to exceed 4 million tpy.

Scrap.    Sidor’s consumption of scrap is approximately 400,000 tpy. In 2004, over two-thirds of the scrap used was obtained internally from products with technological or qualitative defects.

Electricity.    Sidor’s production process requires a large amount of electricity. On August 21, 1997, Ternium entered into a twenty-year contract with EDELCA, a Venezuelan state-owned company, for the supply of all of Sidor’s electricity needs. This contract will terminate in 2017. Pursuant to the terms of the contract, Sidor is committed to pay, subject to a most favored nations provision linked to the prevailing prices for other established steel and iron producers in the region, an annual purchase price starting at USD17.14 per MWh, subject to annual adjustments beginning in 2000 of up to 3% and increasing to a fixed price of USD20.06 per MWh for the years 2005 through 2009. The price to be paid after 2009 will be negotiated by Sidor and EDELCA in 2007. In addition, the terms of the contract impose a minimum annual fee equal to 75% of the average estimated fees for the year. The electricity is supplied from one electrical station in Macagua and three electrical stations in Guayana B located south of Sidor’s facilities. The energy is transmitted through four lines primarily from the “Guri” hydroelectric plant, with a capacity of 10,000 megawatts. The Guayana B station has an actual capacity of approximately 2,210 megawatts. The inner lines are distributed in seven sub-stations. Two of these sub-stations distribute energy to the electric furnaces and the rest cover the needs of the facility.

Natural gas.    Sidor’s DRI production process is heavily reliant upon supplies of natural gas. Sidor buys 100% of its natural gas from PDVSA Gas, a Venezuelan state-owned natural gas supply company. In 1997, Sidor signed a twenty-year contract with PDVSA Gas for the supply, on a take or pay basis, of 230 million cubic meters per month of natural gas (the equivalent of 8.33 million cubic meters per day) of natural gas, and must pay for a minimum quantity of 83.3 million cubic meters of natural gas per month. Sidor and PDVSA Gas may, from time to time, revise the maximum amounts to accommodate Sidor’s actual natural gas requirements and any plans for expansion. Under the terms of this contract, Sidor is required to purchase the gas at a formula price that is capped at the levels paid by other established steel and iron producers in the region. The contract expires in 2017, and is renewable thereafter in five year increments.

Lime.    Sidor obtains the majority of its lime from its lime plant. The actual capacity of this plant is 500,000 tpy. The production of lime is subordinated principally to Sidor’s demands and to clients’ demands.

Mexico

In Mexico, Ternium’s process for producing steel relies on electric arc furnaces, which melt a combination of steel scrap and DRI to produce liquid steel, which is then further processed to make its steel products. Ternium’s production process requires extensive use of natural gas and electricity, and energy costs are one of the largest components of production costs.

Iron ore.    As described under “—Facilities and production process—Facilities—Mexico” above, Ternium’s subsidiary Hylsamex owns interests in two mining companies in Mexico: 100% of the equity of the Las Encinas mine, and a 50% controlling equity stake in Peña Colorada, which operates Mexico’s largest iron ore mine. In 2004, Ternium’s Mexican facilities sourced 100% of their iron ore requirements from its own mines. Under its arrangement with Peña Colorada, Hylsamex is committed to purchase 50% of the annual production of the mine, which represents approximately 55% of its overall requirements. In addition, it signed contracts to supply 2.9 million metric tons of pellets to China over a five-year period until 2008.

DRI.    Hylsamex’s vertical integration strategy in Mexico is centered on synergies created by mining its own iron ore and refining it to produce DRI with its proprietary HYL® direct reduction process. We believe that over the long-term, DRI is the preferable metallic input for the production of steel because under ordinary circumstances it is a less expensive, but better quality, input than steel scrap. Nonetheless, Ternium seeks to maintain flexibility in the mix of steel scrap and DRI that it uses in the electric arc furnaces in Mexico, in order to better respond to fluctuations in raw materials prices. Ternium has the ability to substitute alternative metallics for DRI in periods where economic conditions make DRI more expensive to produce.

Scrap.    In keeping with its vertical integration strategy, Hylsamex sources a portion of its steel scrap through its own steel scrap collecting and processing companies. These include subsidiaries Transamerica E. & I., Corp. and Ferropak Comercial, S.A de C.V. In 2004, 76% of the scrap used was acquired from subsidiaries and the remainder from independent suppliers.

Electricity.    The electric arc furnaces consume large quantities of electricity. Hylsamex has secured the supply of 140 megawatts of electricity, which represents about half of its Mexican consumption, through a contract with Iberdrola, S.A., a Spanish utility company. The other half of Hylsamex’s Mexican consumption is supplied by the Comisión Federal de Electricidad, Mexico’s state-owned electricity company.

Natural gas.    Natural gas is one of the largest cost components of Ternium’s Mexican production processes. Natural gas is used as a reducing agent for the production of DRI, for self-generation of electricity and for the reheating of ingots and billets before the hot rolling process. In Mexico, Hylsamex purchases all of its natural gas at fixed spot natural gas prices from Pemex, the Mexican state-owned oil and gas company that is Mexico’s sole supplier of natural gas. These prices are calculated based on the spot price in southern Texas, adding only the equivalent surcharge for transportation costs plus a margin that is generally less than 5%. Hylsamex currently acquires the entirety of its natural gas requirements from Pemex at market prices and enters into coverage contracts with the intention of reducing the effects of volatility on a portion of its natural gas requirements.

A substantial part of Hylsamex’s requirements for natural gas for the remainder of 2005 are hedged to fix costs under certain conditions. Hylsamex’s effective cost for natural gas in 2004 was MXN62.0/MMBtu, increasing 15% from the MXN53.68/MMBtu registered in 2003. In contrast, Hylsamex’s reference price for natural gas—the South Texas index—increased 19% on average (MXN65.96/MMBtu in 2004 compared to MXN55.51/MMBtu in 2003). Hylsamex’s effective cost for natural gas increased less than the market price as a result of Hylsamex’s hedging strategies. Hylsamex is constantly monitoring and studying the natural gas markets to manage this exposure.

On September 12, 2005, the Mexican government issued a decree that modifies the mechanism that sets the natural gas price in the Mexican market. The new price fixing mechanism consists in a fixed price of MXN83.0/MMBtu for September 2005 and a fixed price of MXN78.69/MMBtu plus 21% of the difference between the south Texas price reference and MXN78.69/MMBtu for the following months, with a minimum price of MXN78.69/MMBtu. This decree was the response of the Mexican government to the spike in natural gas prices in the United States resulting from Hurricane Katrina, which affected Mexican natural gas market prices as well. The price fixing mechanism will remain in place until the daily natural gas production in the Gulf of Mexico reaches a level of 8.0 Bcfs for at least thirty days. The current daily production is approximately 6.2 Bcfs. While in place, the new pricing mechanism substantially reduces the cost of natural gas in the Mexican market, as well as its price volatility. The Mexican government has announced its intent to terminate this decree effective as of January 31, 2006. The Mexican government has also announced that it is currently considering other programs to reduce exposure of industrial gas consumers to the price volatility of natural gas.

Employees

The following table shows the number of persons employed by Ternium and its consolidated subsidiaries worldwide.

As of December 31, 2004
Argentina	4,729
Venezuela	5,678
Mexico	7,364
Other	84

Total employees	17,855

Argentina

Most of Siderar’s employees are members of the Unión Obrera Metalúrgica de la República Argentina (“UOM”), the union of employees related to the steel industry. Employees are covered by a collective agreement that includes all workers in Argentina in the steel and metalmechanic industry. The employees are also covered by certain complementary collective agreements signed between Siderar and UOM that define specific issues related to Siderar, such as working structures, salary levels related to performance, productivity, production quantity and quality and the results of Siderar. These agreements are subject to periodic modification according to changing circumstances and are updated in relation to competitiveness, quality, security and efficiency goals.

Many foremen of Siderar’s General Savio plant are affiliated with the Asociación de Supervisores de Industria Metalmecánica de la República Argentina (“ASIMRA”), the union of supervisors of different activities in the metal manufacturing industry. ASIMRA-affiliated employees are subject to an agreement signed with Siderar that establishes regulations relating to salaries, working organization, absences, vacations, benefits and labor relations. The rest of the employees working at the other facilities are covered by the activity union agreement N°275/75, which applies to both affiliated and non-affiliated employees. We believe that Siderar maintains good relations with its unions, and the measures that it has taken in order to make Siderar more competitive have not resulted in significant labor unrest.

Basic salaries remained stable during the 1989-2001 period when Argentina had its Convertibility Law. The peso devaluation produced a significant reduction in salary values in U.S. dollar terms. Since then, salaries in nominal terms have slowly increased, mainly due to a revaluation of the peso against the U.S. dollar and increases in salaries resulting from private agreements and government regulation.

Under Argentine law, Siderar is required to contribute up to 23% of its employees’ base salaries to various national and privately-run health, pension and retirement plans. Siderar must also withhold an additional percentage from salaries for contribution to such funds. The amount to be withheld has varied according to emergency measures imposed by the government to cope with the Argentine crisis of 2002. As of December 2004, the withholding percentage was 17% for those employees affiliated with the privately-run pension funds and 13% for those affiliated with the public plan. The latter percentage is expected to increase to 17% during 2006. In addition to its legal obligations, in 1995 Siderar established a benefit program for its senior management that is applied in certain cases of employment termination.

Under Argentine law, in order to terminate an employee without cause, Siderar must indemnify the employee based on the number of years of employment, legal regulations and the collective bargaining agreements reached with the union. Since January 2002, the Argentine government established an emergency regime under which employees that are terminated without cause are entitled to an extra 80% over the legally required indemnification amount. Also, workers’ compensation laws establish a system of mandatory insurance necessary to cover labor accidents and diseases. This law releases the employers from civil responsibility related to labor accidents and diseases, except for those that resulted from bad faith or that depend on judicial proceedings. This law has recently been declared unconstitutional by the Supreme Court of Justice.

Venezuela

In Venezuela, approximately 66.4% of Sidor’s employees are organized in the Sindicato Único de Trabajadores de la Industria Siderúrgica y sus Similares del Estado Bolívar (Sole Union of Steel and Related Industry Workers of Bolivar State or “SUTISS”). Sidor has from time to time suffered labor disruptions. Social conflicts in Venezuela and in particular conflicts with SUTISS have affected Sidor’s results during recent years. The main labor-related incidents were the Civic National Strike initiated in December 2002 that lasted 63 days and that heavily impacted natural gas provision due to the stoppage by PDVSA; and the general strikes initiated by SUTISS lasting 21 days in October 2003 and 20 days in 2004.

In October 2004, a new collective bargaining agreement was reached with the union that will terminate in February of 2007. See “Risk Factors—Risks relating to Ternium’s business—Labor disputes at Ternium’s operating subsidiaries could result in work stoppages and disruptions to Ternium’s operations.” Although Ternium has reached this agreement with SUTISS, Ternium may suffer additional plant stoppages or strikes as a result of future work force reductions in connection with its productivity improvement and cost reduction plans. No assurance can be given that any future stoppage or strikes would not have a material adverse effect on Ternium’s financial condition, cash flows and results of operations.

Sidor established a labor participation program (“Programa de Participación Laboral” or “PPL”) in 1997. From May to August 2004, BANDES and CVG transferred 9.6% of Sidor’s share capital to employees and eligible former employees pursuant to the terms of the PPL. Later, in June 2005, an additional 453,308 shares held by CVG were transferred to the PPL. The remaining 2,855,315 shares corresponding to CVG and Venezuela are also expected to be transferred to the PPL. Once these transfers are completed, the PPL stake in Sidor will grow to a total of approximately 20%.

Under Venezuelan law, Ternium employees who are laid-off are entitled to the following benefits:

•	indemnification for seniority of up to 150 days’ salary;

•	severance pay for seniority that ranges from two to five days’ salary for every month of seniority accumulated after June 1997, up to a maximum amount equivalent to 90 days’ salary;

•	payment of unused vacation days during the year preceding the employee’s termination and a proportional allocation in the year in which the employee is terminated; and

•	compensation/profit sharing equivalent to four months’ salary (this benefit is also accrued annually for the services provided). In some specified situations, like death, accident, work-related disease or retirement under the pension plan of the company, employees who had been covered by the collective bargaining agreement with SUTISS are entitled to additional indemnification equal to indemnification for seniority of up to 150 days’ salary, whereas employees not covered by the collective bargaining agreement are entitled to additional indemnification ranging from 50% to 100% of the amount of such additional indemnification.

Mexico

In Mexico, approximately 63% of Ternium employees are unionized, and approximately 37% are not. The majority of its unionized workers in Mexico are members of FENASA (“Federación Nacional de Asociaciones Sindicales Autónomas”), the national federation of independent union associations. The unionized employees of Peña Colorada, however, are members of Sindicato de Trabajadores Mineros, Metalúrgicos y Similares de la República Mexicana. The applicable collective bargaining agreements are negotiated every two years and salary adjustments are made on an annual basis. Ternium’s subsidiary Hylsamex maintains good relations with its labor force in Mexico and has never experienced a strike or work stoppage.

Under Mexican law, Ternium’s Mexican subsidiaries are required to pay their employees an annual benefit of approximately 10% of pre-tax income, calculated using a methodology similar to the methodology used for the calculation of the income tax.

Subsidiaries

Ternium operates entirely through subsidiaries. For a complete list of its subsidiaries and a description of its investments in other companies, see notes AP A to its combined consolidated financial statements included in this prospectus and note 1 to the consolidated financial statements of Hylsamex.

Siderar

Siderar was created in 1993 and has become the main integrated manufacturer of flat steel products in Argentina with a current total annual production capacity of 2.8 million tons of crude steel.

Siderar operates one integrated steel manufacturing plant with 100% continuous casting capability, one hot strip rolling mill, two cold strip rolling mills, one tin plating plant, two galvanizing plants, one continuous painting plant, one electrolytic galvanizing plant for coils, a pre-painting plant for sheets and four service centers, all located in the province of Buenos Aires, Argentina.

Siderar’s origins began in September 1961 with the founding of Propulsora Siderúrgica, or Propulsora, by the Techint Group. Propulsora began its operations as a producer of cold rolled coils in December 1969 and in the early 1990s began to evolve through a series of strategic investments oriented to transform Propulsora into an integrated steel producer. Propulsora acquired Aceros Parana, which was formed by the Argentine government in connection with the privatization of Somisa, at the time the main integrated producer of flat steel in Argentina. As part of this privatization, all of Somisa’s productive assets were transferred to Aceros Parana, of which Propulsora acquired a controlling interest in late 1992. On November 29, 1993, Propulsora merged its operations with those of Aceros Parana and its subsidiary company, Sidercrom, a tin plate processing company, and two other steel industry subsidiaries of Propulsora (Aceros Revestidos and Bernal). After the merger, Propulsora changed its name to Siderar S.A.I.C.

The main shareholders of Siderar as of December 31, 2005 are set out in the following table, together with the share percentage owned by each shareholder of Siderar:

Siderar Shareholders	% Shares
Ternium	56.0%
Inversora Siderúrgica Argentina (employees)	8.4%
Public	35.6%

Total	100.0%

As part of the privatization process in 1992, 20% of Siderar’s shares were sold to former employees of state-owned Somisa under the Programa de Propiedad Participada (the “Employee Stock Ownership Plan”). These shares are administered by Inversora Siderúrgica Argentina, a company that holds all the employees shares. At the Siderar shareholders’ meeting held on April 30, 2002, it was decided to convert the employee-held Class B shares to Class A shares that are authorized to be listed and to trade on stock exchanges.

Siderar’s shares are listed on the Buenos Aires Stock Exchange, or BASE, under the symbol “ERAR.” The Buenos Aires Stock Market, which is affiliated with the BASE, is the largest stock market in Argentina. On August 31, 2005, the closing price of the Siderar shares on the BASE was ARP26.6 per share, (approximately USD9.1 per share).

Amazonia, Ylopa and Sidor

Amazonia.     In November 1997, the Techint Group, together with several leading companies related to the steel industry, including Hylsamex, Usiminas and Sivensa, formed Amazonia. Amazonia was established in the Cayman Islands. The principal activity of Amazonia is the holding of long term investments in Sidor. The corporate purpose of Amazonia also includes the providing of technical and management assistance. Sidor is the largest steel company in the Andean Community and the main exporting private company in Venezuela. Sidor’s Venezuelan facilities are one of the largest complexes of their kind in the world.

In December 1997, Amazonia won the bid in the privatization of 70% of the shares of Sidor. The Venezuelan government retained the remaining 30%. In January 1998, Amazonia paid USD1.202 billion for its stake in Sidor. This investment was financed through funds of each member of the consortium and a bank loan for USD500 million, guaranteed by the shares of Amazonia and those acquired from Sidor. Siderar’s share in the investment was USD123 million.

The continuing world-wide steel production crisis, the deterioration of the financial markets, the appreciation of the bolívar and other adverse factors negatively affected Sidor and Amazonia, which had to undergo debt restructurings in 2000 and 2003.

In June 2003, a restructuring agreement was reached among Sidor, Amazonia and its financial creditors. The main terms of this restructuring agreement were:

•	Ylopa bought all the financial debt of Amazonia and part of the bank debt of Sidor for a total amount of USD127.6 million;

•	Sidor bought part of its own bank debt for a total amount of USD37.9 million;

•	the remaining debt was refinanced with a longer maturity and lower interest rates;

•	Ylopa assigned Amazonia all the debt it bought in exchange for a convertible debt of Amazonia representing 67.4% of the equity of Amazonia;

•	the Venezuelan government capitalized half its debt in Sidor, increasing the government’s stake to 40.3% while Amazonia’s stake decreased to 59.7%;

•	the rest of the government’s debt was refinanced;

•	certain guarantees and agreements under the 2000 restructuring were terminated; and

•	Sidor would make payments to its creditors based on Sidor’s ability to meet certain financial goals in accordance with the payment mechanism described below.

In connection with the restructuring of Sidor’s debt, a payment mechanism was established that required Sidor to use certain future cash surpluses (calculated on the basis of a predetermined formula) to prepay the debt with BANDES and certain commercial bank creditors and to compensate CVG (the Venezuelan government) and certain partners of Amazonia (through Ylopa) pursuant to the agreements entered into by Sidor in the debt restructuring process that occurred in 2003. The payments were measured and paid semi-annually, until December 2004, when Sidor agreed to calculate the payments quarterly, and distribute the payments paid together with principal installments of its outstanding bank debt. The distribution of these payments began in 2003 and is scheduled to continue until the earlier of December 2016 and the fiscal year before the cancellation in full of the debt with BANDES. Under the agreements, Sidor’s financial creditors receive 30% of the total payments made pursuant to this mechanism, and 70% is paid to Ylopa and CVG (with 59.7% apportioned to Ylopa and 40.3% to CVG). Any distribution collected by Ylopa that exceeds USD324 million must be transferred to Amazonia, unless Amazonia instructs Ylopa to distribute it directly to the Amazonia shareholders on Amazonia’s behalf. This amount was exceeded in March 2005, and it is anticipated that any future distributions will be transferred to Amazonia.

The new restructuring agreement established certain conditions and obligations to be observed, which included a lien over Sidor’s and Amazonia’s shares in favor of Sidor’s financial creditors, that was valid during the first two years following the restructuring date and terminated in July 2005; a lien over any future debt of Amazonia, that was valid until the liens over Sidor’s and Amazonia’s shares were terminated; and a commitment not to create any additional lien or guarantee over the shares or debt of Amazonia.

In February 2005, Ylopa converted the convertible debt it held in Amazonia into equity, and assigned such equity to its shareholders pro rata to their equity interests in Ylopa.

On June 29, 2005, ISL contributed its then-current holdings in Siderar, Amazonia, Techintrade and Ylopa to the Company. Through this contribution, the Company acquired a 39.4% indirect interest in Amazonia (including a 14.4% through Siderar’s subsidiary Prosid). Furthermore, on August 22, 2005, with the acquisition of Hylsamex, Ternium acquired the 11.9% equity stake that Hylsamex held directly and through Hylsa Latin in Amazonia and the 7.5% that Hylsamex’s former controlling shareholder, Alfa, held in Amazonia. On September 9, 2005, Tenaris transferred its 21.2% equity stake in Amazonia to ISL, which on September 15, 2005 contributed such shares to the Company. On October 27, 2005, Usiminas exchanged its 16.6% equity stake in Amazonia for shares of the Company. On November 17, 2005, Sidetur, a subsidiary of Sivensa, exchanged with ISL its 3.4% interest in Amazonia for 33,800,735 shares of the Company. ISL is expected to contribute such interest in Amazonia to the Company in exchange for 33,800,735 shares of the Company simultaneously with, or as soon as practicable after, the settlement of the offering. As of December 31, 2005, the shareholders of Amazonia were as follows:

Amazonia Shareholders	% Shares
Ternium		96.6%
Directly or through wholly-owned subsidiaries	70.3%
Indirectly through Siderar (Prosid)	14.4%
Indirectly held through Hylsamex and Hylsa Latin	11.9%
ISL		3.4%

Total		100.0%

Ylopa.    Ylopa is a company established in 2002 under the laws of Portugal and registered in the Madeira Free Zone. The sole purpose of its establishment was to participate in the debt restructuring process of Sidor and Amazonia. Ylopa was formed by the contributions of some of the private partners of Amazonia.

On June 29, 2005, ISL contributed its then-current direct and indirect interests in Siderar, Amazonia, Techintrade and Ylopa to the Company. Through this contribution, Ternium acquired a 34.3% interest in Ylopa. Furthermore, on August 22, 2005, together with the acquisition of Hylsamex, Ternium acquired an 11.11% indirect interest that Hylsamex’s former controlling shareholder, Alfa, held in Ylopa. On September 9, 2005, Tenaris transferred its 24.4% equity stake in Ylopa to ISL, which on September 15, 2005 contributed such shares to the Company. On October 27, 2005, Usiminas exchanged its 19.1% interest in Ylopa for shares of the Company.

Sidor.    Sidor is the main flat steel producer in Venezuela, the largest steel company in the Andean Community and the main exporting private company in Venezuela. The location of its steel plant close to the city of Puerto Ordaz in Venezuela, in the Matanzas industrial zone on the banks of the Orinoco River, provides Sidor with a prime location by connecting it directly to the Atlantic Ocean.

Sidor manufactures steel billets, slabs, wire rod, rebar, hot and cold rolled sheets, coated sheets and coils using direct reduction technology and electric arc furnaces with available natural resources. Sidor has an annual crude steel production capacity of 5.0 million tons.

The main shareholders of Sidor are set out in the following table, together with the share percentage owned by each shareholder of Sidor as of December 31, 2005:

Sidor Shareholders	% Shares
Amazonia	59.7%
CVG (Venezuelan government)	21.8%
Banco de Desarrollo Económico y Social de Venezuela	7.8%
Employees	10.7%

Total	100.0%

In accordance with the January 1998 decision of the Venezuelan government, CVG and BANDES were required to transfer 20% of the shares of Sidor to present and retired workers of Sidor, under the terms of a special program of workers’ participation (Programa de Participación Laboral) and their remaining 10% to the program of citizens’ participation (Programa de Participación Ciudadana). The transfer of the shares began in May 2004, and, as of the date of this prospectus, it has not been completed.

Hylsamex

Our recently acquired Mexican subsidiary Hylsamex is a holding company with operating subsidiaries that manufacture and distribute steel products in Mexico. As discussed under “Formation of Ternium and Related Party Transactions,” Hylsamex was acquired by Ternium in 2005. Hylsamex and its subsidiaries operate all of Ternium’s mining and steel production activities in Mexico.

Hylsamex is one of the largest steel companies in Mexico using mini-mill technology and is a strong competitor in each of its principal flat and long steel products, including value-added finished steel products for use mainly in the construction, auto parts and appliance industries. Hylsamex is a holding company and, as such, does not engage directly in production operations. Instead, operations are conducted by Hylsamex’s operating subsidiaries. The two principal subsidiaries of Hylsamex are Hylsa S.A. de C.V. (“Hylsa”) and Galvak, S.A. de C.V. (“Galvak”), of which Hylsamex held one hundred percent of the outstanding shares. Hylsa operates the principal divisions of steel production and Galvak is a leader in the production of coated steel. In the context of a corporate restructuring aimed at simplifying operations and eliminating unnecessary overlaps, on December 31, 2005 the other subsidiaries of Hylsamex (including Galvak) were merged into Hylsa, thereby consolidating under one operating company. The mergers are expected to take full effect within three months following the registration of each merger with the Public Registry of Commerce.

Hylsa, originally named Hojalata y Lámina, S.A., was formed by investors in 1943 for the purpose of producing steel required in the manufacture of crown caps for local beer-bottling operations in Monterrey, Mexico. In the early 1950s, Hylsa developed a commercial process for making DRI in response to the scarcity of steel scrap that prevailed at the time and to tap its iron ore reserves. Initially, Hylsa was dedicated to the production of flat products, continuously revamping and expanding its operations and product lines. In the 1960s and 1970s, Hylsa expanded its operations by acquiring a rebar facility in Apodaca (the North Plant) and building a greenfield mill for the production of long products close to Puebla, about 200 kilometers away from Mexico City (the Puebla Plant). In the early 1990s, Hylsa initiated a comprehensive modernization and expansion program, disbursing over one billion dollars to bring its facilities to state-of-the-art status. At the core of Hylsa’s modernization program is its Compact Strip Process (CSP) Flat Products Minimill, which commenced operations in 1995 and expanded in 1998 to its current annual capacity of 1.55 million tons of hot rolled coils. Galvak resulted from the acquisition in 1979 of two local coating steel companies growing from a single galvanizing line into a leader in the processing, distribution and marketing of coated steel in Mexico, with an actual capacity of roughly 0.6 million tons of diversified coated products. In the early 1990s, Hylsamex was created by Alfa for the purpose of grouping all of Alfa’s steel-related subsidiaries. Alfa is one of Mexico’s largest companies, with significant holdings in the petrochemicals, food, telecommunications, automotive parts and steel industries. In February 2004, Alfa shareholders approved a two-stage divestiture of Hylsamex from Alfa’s portfolio of businesses. Please see “Formation of Ternium and Related Party Transactions” for a further discussion of the current ownership structure of Hylsamex, including Ternium’s acquisition of Hylsamex completed on August 22, 2005 as well as Alfa’s past investments in Sidor.

The main shareholders of Hylsamex are set out in the following table, together with the share percentage owned by each shareholder as of December 31, 2005:

Hylsamex Shareholders	% Shares
Ternium		99.8%
Indirectly through I.I.I. BVI	70%
Indirectly through Siderar and its wholly-owned subsidiary Basilea	29.3%
Minority		0.2%

Total		100.0%

In accordance with applicable Mexican law, Hylsamex petitioned the Mexican securities commission on December 2, 2005 to deregister its shares, and, as of December 19, 2005, Hylsamex’s shares were deregistered. In connection with that petition, on December 1, 2005, Ternium’s subsidiary Siderar established a fiduciary account (fideicomiso) in Mexico with a term of at least six months and funded that account with cash in an amount sufficient to acquire any Hylsamex shares held by the public for the same consideration offered in the tender offer that closed on August 22, 2005. Mexican law does not provide for an automatic acquisition of any remaining Hylsamex shares at the expiration of the fiduciary account and also does not allow us to proceed with such an acquisition unilaterally.

A discussion of Hylsamex’s history and operations prior to the acquisition can be found under “––Hylsamex” and “Management’s Discussion and Analysis of Financial Condition and Results of Operations––Hylsamex.”

Techintrade Commercial Network

Techintrade and its subsidiaries include eight incorporated companies, three representative offices (Colombia, China and Mexico) and other assets around the world that market and provide services in relation to the sales of Ternium’s products worldwide. The headquarters of the network are located in Uruguay.

Given its presence in main steel markets, Techintrade is able to provide its clients with marketing assistance for their export sales by aiding in consolidating their position in their present markets and developing new markets according to a jointly defined global strategy. Techintrade services include sales and trading, communication systems, offices and human resources dedicated to export trading, technical assistance, commercial back office and credit analysis.

The chart below presents the main structure and ownership holdings of the Techintrade Network (representative offices shown in dotted lines).

Product quality standards

Ternium’s subsidiaries develop their products and services with a philosophy of continuous improvement and seek to excel in their internal oversight of the quality of their products and processes. Ternium’s products are manufactured in accordance with the specifications of the International Standardization Organization, or ISO, and must also satisfy proprietary standards and customer requirements.

Ternium’s subsidiary Siderar developed a system of quality assurance certified under ISO 9001: 2000 standards. This certification is granted by Det Norske Veritas for compliance with international quality assurance regulations. The quality certification was also extended to the commercial offices in Spain and Italy.

Furthermore, Siderar also obtained quality assurance certifications that comply with specific requirements of some of the market sectors it serves. These certifications include:

•	The certification of its plants related to the automotive industry (Ramallo, Ensenada and Florencio Varela) according to the requirements of Quality System QS 9000. The system establishes the compliance requirements for the quality systems of all suppliers of Ford Motor Company, General Motors Corporation and Chrysler Corporation.

•	Certification of Instituto Argentine de Normalización y Certificación—Instituto Nacional de Tecnologia Industrial, or IRAM-INTI, for its hot rolled, galvanized and pre-painted structural products according to standards of IRAM-IAS.

Siderar also has a program of technical assistance for small- and medium-sized clients and suppliers, and participates actively in the development and implementation of quality systems according to ISO 9000 standards and in the continuous education and training of its managers.

Sidor is committed to serving its clients’ needs and maintaining world-class quality standards by certifying its products under ISO 9001 standards. Sidor implemented a quality control system that allows it to meet specified quality requirements. The Venezuelan National Entity for Quality Assurance has granted the certification Covenin ISO 9001:2000 to all Sidor’s products and the authorization to use the quality brand NorVen (“Normas de Venezuela”) for several of Sidor’s products.

Ternium’s recently acquired subsidiary Hylsamex has been granted several quality certifications, including:

•	ISO 9001 quality certifications for its long steel producing plants in Puebla and Apodaca, for its steel pipe plant in Monterrey and for Galvak’s coating plant;

•	ISO TS and QS quality certifications related to the automotive industry, for its plants in Monterrey, its service center Acerex and several lines of Galvak’s facilities; and

•	ISO 17025 quality accrediting for the laboratories in its long and flat steel plants.

Research and development

During 2004, Sidor applied to the Service of Intellectual Property of Venezuela (SAPI), for a total of 22 patents related to improvements in its equipment, processes and products. Sidor oversees and coordinates the different stages of the patent process, from the origin of the innovating idea and its evaluation and approval to the introduction of the patent application request.

Sidor strives to develop products that will allow its clients to fulfill their changing requirements, such as the products made for PDVSA Gas during 2004. PDVSA Gas required special products for the construction of a 300 kilometer gas pipeline network. For this project, Sidor developed a stronger steel product that allows PDVSA Gas to construct a pipe with the thickness necessary to resist the high gas operating pressure.

Hylsamex has developed several types of products and services, with more than 100 registered brands. As an example, Hylsamex developed a proprietary technology, called HYL®, for the reduction of iron ore, which is protected by patents in Mexico, the United States and several other countries. In the past, the technology department of Hylsamex has offered engineering assistance and supervision in the construction of plants using HYL technology, technical assistance and training to personnel. Currently, more than 20 plants use the technology, in countries such as Brazil, Venezuela, India, Russia, Malaysia, Saudi Arabia and Mexico. In late 2005, Hylsamex transferred to Techint Technologies the rights to market and license the HYL technology to unaffiliated third parties for royalty fees.

Regulation

Environmental regulations

Ternium is subject to a wide range of local, provincial and national laws, regulations, permits and decrees in the countries where it has manufacturing operations concerning, among other things, human health, discharges in the air and water and the handling and disposal of solid and hazardous wastes. Compliance with these environmental laws and regulations is a significant factor in Ternium’s business.

Ternium’s environmental system is supported by a network of people with responsibilities in different areas of the Ternium companies (especially engineering, operations and maintenance sectors), as well as on the corporate level. This network is responsible for environmental permit administration, technical studies and evaluation of environmental aspects for projects, contractors, products, services, processes and raw materials, among others. The environmental area also works closely with Ternium’s health and safety, planning, human relations and communications departments (both internal and external). Currently, Ternium’s subsidiaries in Argentina and Venezuela share this environmental management system.

The Ternium companies in Argentina and Venezuela have not been fined for any material environmental violations in the last year, and we are not aware of any current material legal or administrative proceedings pending against it with respect to environmental matters which could have an adverse material impact on Ternium’s financial condition or results of operations.

The operations of our recently acquired subsidiary in Mexico are subject to Mexican federal and state laws and regulations relating to the protection of the environment. The fundamental environmental law in the Mexican federal system is the Mexican General Law of Ecological Balance and Environmental Protection (the “Ecological Law”). The Ministry of Environment and Natural Resources (Secretaría del Medio Ambierite y Recursos Naturales or “SEMARNAT”) oversees compliance with the federal environmental laws and has the authority to enforce federal environmental laws, concerning water, land, air and noise pollution and hazardous substances. Additionally, the Mexican government has enacted regulations concerning the importation and exportation of hazardous materials and waste.

Under the Ecological Law, a company may request an inspection of its facilities and voluntarily enter into an agreement with the Federal Environment Protection Office called “Programa Nacional de Auditoría Voluntaria” or Voluntary Audit National Program pursuant to which the company would agree to bring its facilities into compliance with such law. Inspections conducted by the Mexican authorities have reported conditions at certain of Ternium’s facilities that could be improved or better controlled.

As of the date of this prospectus, Hylsamex is currently in contact with Mexican authorities in order to present a regularization plan for its Monterrey plant with the objective of meeting the “clean industry” condition (which is a condition issued by the Mexican authorities that certifies the compliance with environmental laws) by August 2006. This regularization plan will demand capital expenditures of approximately USD2.5 million and are, as of the date of this prospectus, in a start-up and launching phase. Puebla Plant and the facilities at Galvak are currently certified as a “clean industry.” Nevertheless, Galvak will require capital expenditures of USD0.2 million to maintain that condition. Las Encinas mine was voluntarily audited in September 2004. As a result, an action plan due to be completed by May 2007 is being implemented with capital expenditures of USD1.4 million in order to attain the “clean industry” condition. We believe that Hylsamex is currently in compliance with its obligations under such plans, and we are not aware of any current material legal or administrative proceedings pending against it with respect to environmental matters which could have an adverse material impact on Hylsamex financial condition or results of operations.

Mining regulations in Mexico

Because its operations in Mexico include mining, Ternium is subject to Mexican regulations relating to mining and mining concessions. Under Mexican law, mineral resources belong to the Mexican nation and a concession from the Mexican federal government is required to explore for or exploit mineral reserves. Pursuant to the Ley Minera (“Mining Law”), mining concessions may only be granted to Mexican individuals and to legal entities incorporated under Mexican law. Foreign investors may hold up to 100% of the shares representing the capital stock of such entities. Ternium’s mineral rights derive from concessions originally granted to Hylsamex.

Mining concessions are either granted for exploration or for exploitation. An exploration concession permits its holder to explore for any mineral resources on a specified claim for a six-year period, which is nonrenewable and confers priority with respect to seeking an exploitation concession for the same claim. An exploitation concession permits its holder to extract minerals from a specified claim for a renewable period of up to 50 years, provided that its holder pays a nominal fee and complies with the Mining Law.

Mining concessions grant several specified rights to the concessionaire, including:

•	the right to dispose freely of mineral products obtained as a result of the exploitation of the concession;

•	the right to obtain the expropriation of, or an easement with respect to, the land where the exploration or exploitation will be conducted; and

•	the use of water in the mine to facilitate extraction.

In addition, a concessionaire of a mining concession is obligated, among other things, to explore or exploit the relevant concession, to pay for any relevant milling rights, to comply with all environmental and safety standards, and to provide information to SE and permit inspections by SE. Mining concessions may be terminated if the obligations of the concessionaire are not satisfied.

A company that holds a concession must be registered with the Public Mining Registry. In addition, mining concessions and permits, assignments, transfers and encumbrances must be recorded with the Public Mining Registry to be enforceable. We believe that its material mining concessions are duly recorded with the Public Mining Registry.

Trade regulations

Intense global competition in the flat steel products industry can lead many countries to impose higher duties or other restrictions on steel product imports to protect their domestic industries from trades that are not made under market conditions or that are otherwise unfair. Such restrictions can cause serious injury to domestic producers due to increased imports or antidumping and countervailing duties on steel products imports.

Some of the main regions to which Ternium sells its products, such as the United States and Europe, implemented these general measures (safeguards) during a period of intense competition in 2001. All these safeguards were lifted in December 2003. At the same time, however, bilateral or regional free trade agreements have liberalized trade among some countries, providing for reduced or zero tariffs for many goods, including flat steel products.

Countries’ imposition of trade remedy measures and the entry into force of various free trade agreements can and have both benefited and adversely affected Ternium’s home market and export sales of flat steel products, as described below. See also “Risk Factors—Certain regulatory risks and litigation risks—International trade actions or regulations and trade-related legal proceedings could adversely affect Ternium’s sales, revenues and overall business.”

•	Argentina: The Argentine government has imposed various antidumping measures on certain steel imports that compete directly with Ternium’s sales in Argentina. Although, Ternium’s operations have not been materially affected by the anti-dumping duties imposed by the Argentine government, the following measures are currently in effect:

Hot rolled products.    Since December 1999, the Argentine government has imposed anti-dumping measures requiring a minimum import price of USD$410/ton for hot rolled steel imports from Brazil and of USD$360/ton for hot rolled steel imports from the Russian Federation and Ukraine. Argentina accepted a price undertaking agreement from Brazilian exporters. Argentine authorities currently are conducting sunset review of these measures, the result of which will be either the continuance in force or termination of these measures.

Argentina has also imposed antidumping measures on hot rolled steel imports from Kazakhstan (39.91%), Romania (40.48%), Slovak Republic (62.09%) and South Africa (55.26%) since April 2002. The measures are eligible for sunset review in 2007. Petitioners should request the initiation of the sunset review procedure in July 2006.

Cold rolled products.    Since March 2001, the Argentine government has imposed anti-dumping measures requiring a minimum freight on board (“FOB”) price of USD$534/ton for cold rolled steel imports from Brazil and USD$521/ton for cold rolled steel imports from the Russian Federation. The Argentine government accepted a price undertaking from Brazilian exporters in accordance with an agreement with the main exporters. The Argentine government will conduct a sunset review of the measures in 2006 to determine whether they should continue. In June 2005, petitions requested the initiation of the sunset review.

Since January 2003, Argentina has also imposed antidumping measures on cold rolled steel imports from Korea (60.46%), South Africa (83.07%), Kazakhstan (80.61%) and Ukraine (71.22%). The measures are eligible for sunset review in 2008.

Galvanized products.    Since May 2003, Argentina has imposed antidumping duties on galvanized steel sheets from South Korea (49.67%), South Africa (27.90%), Australia (70.37%) and Taiwan (33.09%). The Argentine government will conduct sunset review, if petitioner requests it, of these measures in 2008 to determine whether they should continue.

Argentina has signed free trade agreements with several countries or trade blocs aimed at liberalizing trade between them:

In early 1991, the Argentine government reduced import tariffs and eliminated most non-tariff restrictions on trade as part of an effort to open the Argentine economy to foreign competition. In March 1991, Argentina, Brazil, Uruguay and Paraguay established Mercosur, a common market organization whose four members have signed agreements that aim for eventual economic integration and the creation of a free trade zone and common external tariffs. Mercosur has eliminated or significantly reduced over time import duties, tariffs and other barriers to trade among the member nations. Zero tariffs have applied among Mercosur members to steel products since January 1, 2000. The current tariff applicable to flat and long steel products imported from outside Mercosur ranges from 2% to 14%, while the tariff for tubular steel products imported from outside Mercosur generally ranges from 14% to 16%.

In addition, Mercosur has a trade agreement with Chile, pursuant to which all tariffs on steel products have been eliminated. In 1996, Mercosur signed a free trade agreement with Bolivia, pursuant to which all steel products will receive a 100% tariff preference after January 1, 2006.

Recently, Mercosur and the Andean Community (Bolivia, Colombia, Ecuador, Peru and Venezuela), signed a free trade agreement aimed at reducing and eventually eliminating tariffs on steel products traded among member countries over a period of 8 to 12 years. Mercosur is also negotiating free-trade agreements with the EU, Mexico, India and South Africa, as well as participating in the Free Trade in the Americas, or FTAA, negotiations encompassing virtually all countries in the Americas.

•	Mexico: The Mexican government has imposed certain anti-dumping measures on steel imports that compete directly with Ternium’s sales in Mexico. Ternium’s Mexican subsidiary Hylsamex has paid and will continue to pay anti-dumping duties imposed by the Mexican government. These anti-dumping duties have not had, and we do not believe that they will have, a material impact on Ternium’s operations and revenue. The following anti-dumping measures are currently in effect:

Hot rolled products.    Since March 2000, the Mexican government has imposed anti-dumping measures on hot rolled steel sheet from the Russian Federation and Ukraine of 30.31% and 46.66%, respectively. The Mexican authorities initiated a sunset review of these measures, the final results of which will determine whether these measures are continued or terminated.

Furthermore, since June 2001, Mexico has imposed anti-dumping measures against Ukraine (60%), Romania (67.60%) and Russia (36.80%) on steel plate in coils. Mexican authorities will conduct a sunset review of the antidumping order in 2006.

Cold rolled products.    Since June 1999, Mexico has imposed anti-dumping measures on cold rolled steel sheet from Bulgaria, the Russian Federation and Kazakhstan. The Mexican authorities are conducting a five-year review and a final decision is expected by the end of September 2005.

Long and pipe products.    Brazilian imports of reinforcing bars are currently subject to an anti-dumping duty of 57.69%. In August 2005, the Mexican government announced the initiation of a second sunset review. Wire rod imports from Ukraine are subject to a duty of 30.52%, which was imposed in September 2000. In August 2005, domestic producers announced their interest in a second sunset review to the government. Furthermore, a duty of 25.87% is in place over standard pipes imported from Guatemala since 2003. The initiation of the first sunset review is expected in January 2008.

Mexico has signed trade agreements with several countries or trade blocs aimed at liberalizing trade between them:

NAFTA was signed among Canada, Mexico and the United States and came into effect on January 1, 1994. NAFTA provided for the progressive elimination over a ten-year period of duties on, among other things, steel products traded between or among Mexico, the United States and Canada. As a result, zero tariffs currently apply to steel products traded within NAFTA countries. Ternium therefore has greater access to U.S. and Canadian markets but also faces increased competition in Mexico from U.S. and Canadian steel imports. NAFTA provides that NAFTA member companies (for example, Mexican steel producers) can challenge trade restrictions imposed by other NAFTA countries before a bi-national dispute resolution panel.

The Mexican-European Free Trade Agreement, or MEFTA, became effective on July 1, 2000. MEFTA provides for the phase-out and eventual elimination of Mexican duties on all industrial goods, including finished steel products, from the European Union by January 1, 2007. The EU eliminated all import duties on Mexican industrial goods, including finished steel products, as of January 1, 2003. Accordingly, Ternium has increased access to EU markets under MEFTA, but also could face increased competition in Mexico from EU steel imports.

In addition, the Mexican government has signed trade agreements with Chile, Bolivia, Nicaragua, Costa Rica and Uruguay.

•	Peru: Since May 2002, the Peruvian government has imposed a 10% surcharge over CIF (cost, insurance, freight) prices on imports of steel bars from Venezuela, including Ternium’s exports to Peru. Peru imposed the measure as a result of Venezuela’s refusal to allow garlic imports from Peru, as agreed under the Andean Community regulations. Since December 2004, Peru has imposed a 5% surcharge over CIF prices on cold rolled coil imports and some coated products from Venezuela, including Ternium’s exports to Peru, because of Venezuela’s failure to apply agreed-upon import tariffs to Andean Community partners’ goods.

•	Thailand: In May 2003, Thai authorities imposed anti-dumping duties on hot rolled steel imports from Argentina (37.94%) and Venezuela (78.44%) (as well as on imports from Japan, South Africa, the Russian Federation, Kazakhstan, India, Korea, Taiwan, Ukraine, Algeria, Indonesia, Slovak Republic and Romania), which affect Ternium’s exports to Thailand. The Thai authorities will conduct a sunset review for possible revocation of these measures in May 2008. A final finding by the Thai authorities will result either in the termination or continuance of the duties.

•	United States: U.S. authorities have imposed some measures on flat and long steel products from Argentina, Mexico and Venezuela, which restrict Ternium’s exports to the United States. Measures that currently are in effect are the following:

Argentina.    In August 2001, U.S. Department of Commerce, or DOC, imposed an anti-dumping duty of 44.59% and a CVD duty of 41.69% on hot rolled steel from Argentina following an affirmative injury finding by the U.S. International Trade Commission, or ITC. The DOC and ITC will conduct sunset reviews of these measures beginning August 2006. A final finding by both of these agencies will result either in the termination or continuance of the duty. Also, cold rolled exports from Argentina to the United States were the subject of anti-dumping and countervailing duty investigations. These procedures were eventually resolved in favor of Siderar due to a finding of no injury. This decision is now final.

Mexico.    Hylsamex’s standard pipes are currently subject to an anti-dumping duty of 10.38%. This measure has been in place since 1992 and is currently under review as part of a sunset review procedure. Furthermore, Hylsamex’s Oil Country Tubular Goods, or OCTG, products are currently subject to a 1.32% anti-dumping duty. Pipe products have been subject to AD duties since August

1995. This case is currently under review under two separate proceedings: a NAFTA panel and a World Trade Organization panel. Wire rod products are also currently subject to a duty of 5.45% as a result of the first administrative review.

Venezuela.    In October 2001, the ITC determined that wire rod imports from Venezuela were not materially injuring the U.S. steel industry. This ITC decision is final and no anti-dumping duties were applied to wire rod from Venezuela.

•	Venezuela: The Venezuelan government has imposed various antidumping measures on steel imports that compete directly with Ternium’s sales in Venezuela. Although Ternium’s operations have not been materially affected by the anti-dumping duties imposed by the Venezuelan government, the following measures are currently in effect:

Hot rolled products.    Since June 1999, Venezuela has imposed anti-dumping duties of 45.03%, 62.92% and 57.65% on hot rolled steel imported from the Russian Federation, Ukraine and Kazakhstan, respectively. These measures were continued in June 2004, following completion of a five-year review and will be in force until terminated by Venezuela’s Anti-Dumping and Subsidies Commission (“CASS”) in accordance with Venezuelan trade law.

Cold rolled products.    Since September 1999, Venezuela has imposed anti-dumping duties of 45.41%, 55.01% and 58.47% on cold rolled steel imported from the Russian Federation, Ukraine and Kazakhstan, respectively. These measures were continued in August 2004, following completion of a five-year review and will be in force until terminated by CASS in accordance with Venezuelan trade law.

Venezuela has signed trade agreements with several countries or trade blocs aimed at liberalizing the trade between them:

The Andean Community (formerly the Andean Pact) is a trading bloc established in 1969 by Bolivia, Colombia, Ecuador, Peru and Venezuela for the purpose of promoting trade relations among its members and between the Andean Community and the European Community (now the EU). Mercosur and the Andean Community began negotiations in connection with a potential merger of the two blocs into a South American Free Trade Area.

Insurance

Our subsidiaries carry insurance policies covering property damages, general liability and other insurance such as, among others, automobile, marine cargo, life and workers’ compensation insurance. These insurance policies include coverage and contract amounts which are customary in the steel products industry and in line with legal and domestic market requirements. General liability coverage typically includes third party, employers, sudden and accidental seepage and pollution and product liabilities within limits from USD50 million to USD100 million. Siderar and Sidor, however, do not carry coverage for machinery breakdown and business interruption, respectively.

Litigation

Ternium is involved in litigation arising from time to time in the ordinary course of business. Based on management’s assessment and the advice of counsel, it is not anticipated that the ultimate resolution of existing litigation will result in amounts in excess of recorded provisions that would be material to Ternium’s consolidated financial position or income statement.

In June 2004, the arbitration proceedings brought by Sidor against PDVSA Gas, C.A. (on the basis that PDVSA Gas had charged Sidor higher than agreed-upon prices in its supplies of gas) were resolved in Sidor’s favor. Accordingly, in its financial statements at December 31, 2004 and for the year then ended, Sidor reversed the USD41.4 million provision it had recorded at December 31, 2003 and for the year then ended. In July 2004, PDVSA Gas, C.A. filed an appeal with the Venezuelan courts seeking to void the arbitral award. Sidor believes that applicable Venezuelan law does not allow the courts to void an arbitral award under the circumstances and that the likelihood of loss thereunder is remote. Accordingly, Sidor did not record any liabilities in connection with the appeal. At December 31, 2004, Sidor’s potential exposure under this litigation amounted to USD73.5 million.

As of December 31, 2004, Sidor recorded a provision for a total amount of USD23.2 million in connection with tax matters. Among these claims, the most significant is the tax assessment brought by SENIAT, the Venezuelan tax and customs authority, in the third quarter of 2001, questioning the application of VAT credits arising from exports totaling USD5.2 million to offset tax liabilities. While the validity of such tax credits was not under discussion, the SENIAT questioned the application of such tax credits as payment on account of Sidor’s asset tax and other tax obligations. Sidor recorded a provision in an amount of USD17.5 million in connection with this claim, representing the aggregate amount that SENIAT could claim as accrued interest under the Venezuelan tax code.

Sidor is a party to a number of lawsuits brought by former employees that question the application of certain provisions contained in the Venezuelan Work Law. As of December 31, 2004, Sidor recorded a provision totaling USD12.1 million in connection with such claims.

The Argentine tax authority, the Administración Federal de Ingresos Públicos (the “AFIP”), has challenged the charge to income of certain disbursements that Siderar has treated as expenses necessary to maintain industrial installations, which as such should be deducted in the year in which they take place. The AFIP assert that these are investments or improvements that must be capitalized and, therefore, the AFIP made a jeopardy assessment of income tax due on a nominal tax basis plus fines and interest in fiscal years 1995 to 1999 amounting to approximately USD20.7 million.

Siderar appealed these assessments before the Argentine Tax Court. On April 13, 2005, Siderar was notified of a ruling issued by the Argentine Tax Court reducing the assessments made by the AFIP for fiscal years 1995 and 1996 from USD16.6 million to USD3.1 million and instructing that the taxes be recalculated in accordance with this ruling. Siderar recorded a provision amounting to USD4.7 million as of June 30, 2005.

Hylsamex is not involved in any ongoing or pending material litigation.

MANAGEMENT

Directors and senior management

Board of directors

Management of the Company is vested in a board of directors. The Company’s articles of association provide for a board of directors consisting of a minimum of three (3) members and a maximum of fifteen (15) members; provided, however, that in case the shares of the Company are listed on a regulated market, the minimum number of directors shall be five (5). The board of directors meets as often as required by the interests of the Company, but at least four (4) times per year. A majority of the members of the board of directors in office present or represented at each board of directors’ meeting constitutes a quorum, and resolutions may be adopted by the vote of a majority of the directors present or represented. In case of a tie, the chairman is entitled to cast the deciding vote.

Directors are elected annually at the ordinary general shareholders’ meeting to serve one-year renewable terms, as determined by the shareholders. The shareholders may dismiss all or any one director at any time, with or without cause, by resolution passed by majority vote, irrespective of the number of shares present or represented at the general shareholders’ meeting. Pursuant to the terms of a shareholders’ agreement, dated July 20, 2005, between Usiminas and I.I.I.-Industrial Investments Inc., a wholly-owned subsidiary of San Faustín organized in the Cayman Islands and the Company’s indirect controlling shareholder (“I.I.I. CI”), Usiminas will be entitled to designate two directors, one of whom shall be the vice-chairperson of the board of directors, and I.I.I. CI will be entitled to designate the chief executive officer of the Company and seven directors (and, in the case of an increase in the total number of directors, a majority of such directors), one of whom shall be the chairperson of the board of directors. The shareholders’ agreement will remain in full force and effect so long as Usiminas and I.I.I. CI each hold at least 5% of the shares of the Company or until it is terminated by either of Usiminas or I.I.I. CI pursuant to its terms. Rinaldo Campos Soares and Bertoldo Machado Veiga were nominated as directors pursuant to this agreement.

In addition, on January 9, 2006, Tenaris and ISL entered into a shareholders’ agreement, pursuant to which ISL will take all actions in its power to cause one of the members of the Company’s board of directors to be one nominated by Tenaris and any directors nominated by Tenaris only be removed pursuant to written instructions by Tenaris. Tenaris and ISL also agreed to cause any vacancies on the board of directors to be filled with new directors nominated by either Tenaris or ISL, as applicable. The shareholders’ agreement will remain in effect so long as each of the parties holds at least 5% of the shares of the Company or until it is terminated by either Tenaris or ISL pursuant to its terms. Carlos A. Condorelli was nominated as a director pursuant to this agreement.

Under the Company’s articles of association, an independent director is a director who:

(i)	is not employed, and has not been employed in an executive capacity by the Company or any of its subsidiaries within the five years preceding the ordinary general shareholders’ meeting at which the candidate for the board of directors was voted upon;

(ii)	does not receive consulting, advisory or other compensatory fees from the Company or any of its subsidiaries (other than fees received as a member of the board of directors of any committee thereof and fees received as a member of the board of directors or other governing body, or any committee thereof, of any of the Company’s subsidiaries);

(iii)	is not a person who directly or indirectly controls the Company;

(iv)	does not have, and does not control a business entity that has, a material business relationship with the Company, any of its subsidiaries or a person who directly or indirectly controls the Company, if such material business relationship would reasonably be expected to adversely affect the director’s ability to properly discharge his or her duties;

(v)	does not control, and is not and has not been, within the five years preceding the ordinary general shareholders’ meeting at which the candidate for the board of directors was voted upon,

employed by a present or former internal or external auditor of the Company, any of its subsidiaries or a person who directly or indirectly controls the Company; and

(vi)	is not a spouse, parent, sibling or relative up to the third degree of, and does not share a home with, any of the persons above described.

As the Company’s shares will be listed in at least one regulated market, the Company’s shareholders will appoint new directors, including independent directors, prior to the settlement of this offering to comply with the requirement that the Company have, under these circumstances, a minimum of five (5) directors and an audit committee entirely composed of independent directors.

Within the limits of applicable law, the board of directors of the Company may delegate to one or more persons, whether or not members of the board of directors, the Company’s day-to-day management and the authority to represent the Company, provided that such delegation shall be subject to prior authorization by the general shareholders’ meeting. On September 14, 2005, following the requisite authorization at the general shareholders’ meeting, the board of directors delegated such day-to-day management and authority to Daniel A. Novegil.

The following table sets forth the current members of the board of directors of the Company, their respective offices on the board, their principal occupation, their years of service as board members and their age.

Name	Office	Principal Occupation	Years as Director	Age
Paolo Rocca(1)	Chairman	Chairman and C.E.O. of Tenaris and C.E.O. of the Techint Group	—	53
Rinaldo Campos Soares	Vice-chairman	President of Usiminas	—	67
Ubaldo Jose Aguirre	Director	Managing Director of Aguirre, Gonzalez and Marx S.A.	—	57
Roberto Bonatti(1)	Director	President of San Faustín	—	55
Carlos A. Condorelli	Director	C.F.O. of Tenaris	—	54
Adrian Lajous	Director	Energy advisor at McKinsey & Company	—	62
Bertoldo Machado Veiga	Director	Chairman of the board of Usiminas	—	63
Bruno Marchettini	Director	Chief Technology Officer of the Techint Group	—	63
Daniel A. Novegil	Director	C.E.O. of the Company	—	53
Gianfelice Mario Rocca(1)	Director	Chairman of the board of directors of San Faustín	—	56
Gerardo R. Sepulveda	Director	Partner of The Latin America Enterprise Fund I & II and Westfield Capital Ltd	—	40

(1)	Paolo Rocca and Gianfelice Rocca are brothers, and Roberto Bonatti is Paolo and Gianfelice Rocca’s first cousin.

Paolo Rocca.    Mr. Rocca has served as our chairman since 2005. Mr. Rocca is the grandson of Agustín Rocca, founder of the Techint Group, and has been involved in Techint Group businesses throughout his career. He was first employed by the Techint Group in 1985, as assistant to the chairman of the board of directors of Techint Financial Corporation. In 1993, he was appointed as a director of San Faustín, and, since 1997, he has served as its vice president. Mr. Rocca currently serves as the chief executive officer of the Techint Group, executive chairman and chief executive officer of Tenaris, director of Tubos de Acero de México S.A., or Tamsa, director of Dalmine S.p.A., director of Confab Industrial S.A. and honorary president of the board of directors of Siderar. To date, Mr. Rocca has 20 years of experience in the Techint Group. Mr. Rocca is an Italian citizen.

Rinaldo Campos Soares.    Mr. Campos Soares has served as our vice-chairman since 2005. Mr. Campos Soares currently serves as the president of Usiminas and as a member of its board of directors, as the president of Cosipa, chairman of the board of directors of Rio Negro Comércio e Indústria de Aço, chairman of the board of directors of Usiparts Sistemas Automotivos, president of Usiminas Mecânica and president of Fundação São Francisco Xavier. In addition, he serves as vice president of the Brazilian Steel Institute and a member of the Brazilian National Council for Economic and Social Development. Mr. Campos Soares also serves as the general honorary consul of Japan for the State of Minas Gerais. Mr. Campos Soares has served in various positions at Usiminas throughout his career, including plant general manager, executive director of operations, head of production, head of the industrial engineering department, head of the hot strip mill, head of the cold strip mill, and head of metallurgy and inspection. He previously served as coordinator of industrial research at Fundação Gorceix and was formerly employed as a researcher at the Institute de Recherches de la Siderurgie de France. To date, Mr. Soares has 37 years of experience in the steel industry. Mr. Campos Soares is a Brazilian citizen.

Ubaldo Aguirre.    Mr. Aguirre has served on our board of directors since January 12, 2006. Mr. Aguirre is a managing director of Aguirre, Gonzalez and Marx S.A., an Argentine investment banking firm, and also serves as a member of the board of directors of Juan Minetti S.A., a subsidiary of Holcim, the Swiss cement producer. Mr. Aguirre formerly served as director and chairman of the audit committee of Siderar. Mr. Aguirre began his career at the World Bank in Washington, D.C. In addition, Mr. Aguirre has been a member of the boards of each of Argentina’s Central Bank—where he was responsible for that country’s external borrowing program and financial negotiations—Banco de la Nación Argentina and Banco Nacional de Desarrollo. He also served as the Republic of Argentina’s financial representative for Europe in Geneva and negotiator on behalf of the Republic of Argentina with the Paris Club. Mr. Aguirre is an Argentine citizen.

Roberto Bonatti.    Mr. Bonatti has served as a director since 2005. Mr. Bonatti is the grandson of Agustín Rocca and has been involved in Techint Group businesses, specifically in the engineering and construction and corporate sectors, throughout his career. He was first employed by the Techint Group in 1976, as deputy resident engineer in Venezuela. In 1984, he became a director of San Faustín, and, since 2001, he has served as its president. In addition, Mr. Bonatti currently serves as president of Tecpetrol and as a director of Tenaris, Siderca and Siderar. To date, Mr. Bonatti has 29 years of experience in the Techint Group. Mr. Bonatti is an Italian citizen.

Carlos A. Condorelli.    Mr. Condorelli has served as a director since 2005. Mr. Condorelli currently serves as chief financial officer of Tenaris, a position that he assumed on October 22, 2002. Mr. Condorelli joined the Techint Group in 1975, as an analyst in the accounting and administration department of Propulsora Siderúrgica. Mr. Condorelli held several positions within Tenaris and other Techint Group companies, including finance and administrative director of Tamsa and president of the board of directors of Empresa Distribuidora La Plata S.A., or Edelap, an Argentine utilities company formerly controlled by the Techint Group. To date, Mr. Condorelli has 30 years of experience in the Techint Group. He is an Argentine citizen.

Adrian Lajous.    Mr. Lajous has served on our board of directors since January 12, 2006. Mr. Lajous currently serves as the senior energy advisor to McKinsey & Company, chairman of the Oxford Institute for Energy Studies, president of Petrométrica, S.C. and non-executive director of Schlumberger, Ltd. Mr. Lajous began his career teaching economics at El Colegio de México and in 1977 was appointed director general for energy at Mexico’s Ministry of Energy. Mr. Lajous joined Pemex in 1983, where he held a succession of key executive positions including executive coordinator for international trade, corporate director of planning, corporate director of operations and director of refining and marketing. From 1994 until 1999, he served as chief executive officer of Pemex and chairman of the boards of the Pemex Group of operating companies. Mr. Lajous is a Mexican citizen.

Bertoldo Machado Veiga.    Mr. Machado Veiga has served on our board of directors since January 12, 2006. Mr. Machado Veiga currently serves as chairman of the board of Usiminas and as a director at Fasal S/A Comércio e Indústria de Produtos Siderúrgicos. He was first employed by Usiminas as a lawyer in 1968 and was appointed head of its legal department in 1986. Mr. Machado Veiga has served as the representative of the employees on the board of directors of Usiminas since its privatization in 1991. Mr. Machado Veiga is a Brazilian citizen.

Bruno Marchettini.    Mr. Marchettini has served on our board of directors since January 12, 2006. Mr. Marchettini is chief technological officer of the Techint Group and a director of San Faustín, Tenaris and Siderar. Mr. Marchettini is an Italian citizen.

Daniel A. Novegil.    Mr. Novegil has served as a director and as our chief executive officer and interim north region area manager since 2005. Mr. Novegil joined Propulsora Siderúrgica in 1978 and was appointed as its general director in 1991. In 1993, following the merger of the privatized company Somisa with Propulsora, he was appointed managing director of Siderar. In 1998, after the acquisition of Sidor, Mr. Novegil was appointed chairman and chief executive officer of Sidor. In March 2003, Mr. Novegil was designated executive vice-president of the Techint Flat and Long Steel Division, with executive responsibilities over Siderar and Sidor. He became president of Siderar in May 2005. To date, Mr. Novegil has 27 years of experience in the Techint Group. He is an Argentine citizen.

Gianfelice Mario Rocca.    Mr. Rocca has served in our board of directors since January 12, 2006. Mr. Rocca is chairman of the board of directors of San Faustín, a director of I.I.I. CI, a director of Tenaris, a director of Dalmine, a director of Tamsa, president of the Humanitas Group and president of the board of directors of Techint-Compagnia Tecnica Internazionale S.p.A., Techint S.A. de C.V. and Techint Cimimontubi S.p.A. In addition, he sits on the board of directors or executive committees of several companies, including Sirti S.p.A., Riunione Adriatica di Sicurtà, Zucchi Vincenzo S.p.A., and Cam Finanziara S.p.A. Mr. Rocca is an Italian citizen.

Gerardo R. Sepulveda.    Mr. Sepulveda has served on our board of directors since January 12, 2006. Mr. Sepulveda currently serves as a partner of The Latin America Enterprise Fund I & II and as a partner of Westfield Capital Ltd, both in the United States. Mr. Sepulveda serves as a director of Construmart, the leading construction material distributor in Chile, Cosapi, a leading construction and engineering company in Peru and, Venequip, the exclusive Caterpillar distributor in Venezuela. He is also a director and past-president of The Chile-US Chamber of Commerce. Mr. Sepulveda formerly served as deputy to the chief executive officer of Nueva Management Ltd. in the United States and as development director of Compañía de Acero del Pacífico in Chile. Mr. Sepulveda previously served as a senior auditor at Deloitte, Haskins & Sells in Chile. Mr. Sepulveda is a Chilean citizen.

Audit committee

The Company’s articles of association provide that if the shares of the Company are listed on at least one regulated market, the Company must have an audit committee composed of at least three members selected from among the directors. The board of directors has appointed three independent directors, Ubaldo Aguirre (chairman), Adrian Lajous and Gerardo R. Sepulveda, as members of its audit committee. The members of the audit committee are not eligible to participate in any incentive compensation plan for employees of the Company or any of its subsidiaries.

Under the Company’s articles of association, the audit committee is required, among other things, to report to the board of directors on its activities and the adequacy of the Company’s systems of internal control over financial reporting. In addition, the charter of the audit committee sets forth, among other things, the audit committee’s purpose and responsibilities. The audit committee assists the board of directors in its oversight responsibilities with respect to the integrity of the Company’s financial statements and is responsible for the appointment, compensation, retention and oversight of, and assessing the independence of, the Company’s independent auditors. The audit committee also performs other duties entrusted to it by the Company’s board of directors.

In addition, the audit committee is required by the Company’s articles of association to review “Material Transactions,” as such term is defined by the Company’s articles of association, to be entered into by the Company or its subsidiaries with “Related Parties,” as such term is defined by the Company’s articles of association (other than transactions reviewed and approved by the independent members of the board of directors of the Company or through any other procedures that the board of directors may deem substantially equivalent to the foregoing), in order to determine whether their terms are consistent with market conditions or are otherwise fair to the Company and/or its subsidiaries. In the case of Material Transactions entered into by the Company’s subsidiaries with Related Parties, the Company’s audit committee will review those transactions entered into by those subsidiaries whose boards of directors do not have independent members, or that have not been reviewed and approved by such independent directors or through any other procedures that the board of directors of the Company may deem substantially equivalent to the foregoing.

Under the Company’s articles of association, as supplemented by the audit committee’s charter:

•	a Material Transaction is (i) any transaction (x) with an individual value equal to or greater than ten million U.S. dollars or (y) with an individual value lower than ten million U.S. dollars, when the aggregate sum of any series of transactions reflected in the financial statements of the four fiscal quarters of the Company preceding the date of determination (excluding any transactions that were reviewed and approved by any of the audit committee of the Company, the board of directors of the Company or the independent members of the board of directors or other governing body of any subsidiary of the Company, or that were reviewed and approved by a majority of the members of the board of directors or similar governing body of any subsidiary of the Company that were not nominated by or at the request of the Company or any entity that directly or indirectly controls or is under common control with the Company) exceeds 1.5% of the Company’s consolidated net sales made in the fiscal year preceding the year on which the determination is made; or (ii) any corporate reorganization transaction (including a merger, spin-off or bulk transfer of a business) involving the Company or any of its direct or indirect subsidiaries for the benefit of or involving a Related Party; and

•	a Related Party is, in relation to the Company or its direct or indirect subsidiaries, any of the following persons: (i) a member of the board of directors of the Company or of the board of directors or other governing body of any of the Company’s subsidiaries; (ii) any member of the board of directors or other governing body of an entity that directly or indirectly controls the Company; (iii) any entity that directly or indirectly controls or is under common control with the Company (other than the Company’s subsidiaries); (iv) any entity controlled directly or indirectly by any member of the board of directors of the Company, or of the board of directors or other governing body of any subsidiary of the Company; and (v) any spouses, parents, siblings or relatives up to the third degree of, and any person that shares a home with, any person referred to in (i) or (ii).

The audit committee has the power (to the maximum extent permitted by applicable laws) to request that the Company or relevant Subsidiary provide any information necessary for it to review any Material Transaction. A Related Party transaction shall not be entered into unless (i) the circumstances underlying the proposed transaction justify that it be entered into before it can be reviewed by the Company’s audit committee or approved by the board of directors and (ii) the Related Party agrees to unwind the transaction if the Company’s audit committee or board of directors does not approve it.

Director liability

Under Luxembourg law, a director may be liable to the Company for any damage caused by management errors, such as wrongful acts committed during the execution of the mandate granted to them by the Company, and to the Company, its shareholders and third parties in the event that the Company, its shareholders, or third parties suffer a loss due to an infringement of either the Luxembourg Company Law or the Company’s articles of association. A shareholder may in certain circumstances have rights to damages if a duty owed by the directors is breached.

Under Luxembourg law, related party transactions involving directors and giving rise to personal conflicts of interest are subject to approval procedures established by Luxembourg law requiring the abstention of the relevant director and are to be reported at the next shareholders’ meeting. Any director may be removed from or reappointed to office at any time by a shareholders’ resolution passed by simple majority vote, irrespective of the number of shares present or represented at the meeting.

A director will not be liable for acts committed in accordance with a resolution if, notwithstanding his presence at the meeting at which such a resolution was adopted, such director advised the board of directors that he opposed the resolution and caused a record of his statement of opposition to be included in the minutes of the meeting.

Causes of action against directors for damages may be initiated by the Company upon a resolution of the shareholders passed by a simple majority vote, irrespective of the number of shares present or represented at the meeting. Causes of action against directors who misappropriate corporate assets (for example, by using corporate assets for their own benefit) or commit a breach of trust (for example, by breaching their fiduciary duties to the Company) may be brought by any shareholder for personal losses different from those of the Company. In general, claims must be brought within five years from the occurrence of an action for which liability may apply, or in the case of fraud, from the date the fraud is discovered.

It is customary in Luxembourg that the shareholders expressly discharge the members of the board of directors from any liability arising out of or in connection with the exercise of their mandate when approving the annual accounts of the Company at the annual shareholders’ meeting. However, such discharge will not release the directors from liability for any damage caused by wrongful acts committed during the execution of their mandate or due to an infringement of either the Luxembourg Company Law or the Company’s articles of association.

Auditors

The Company’s articles of association require the appointment of at least one independent auditor chosen from among the members of the Luxembourg Institute of Independent Auditors. The primary responsibility of the independent auditor is to audit the Company’s annual accounts and to submit a report on the accounts to shareholders at the ordinary general shareholders’ meeting. Auditors are appointed by the shareholders through a resolution passed by a simple majority vote at the annual shareholders’ meeting, irrespective of the number of shares present or represented, on the board of directors’ recommendation or, if the shares of the Company are listed on a regulated market, on the audit committee’s recommendation. Shareholders may determine the number and the term of office of the auditors at the ordinary general shareholders’ meeting. Directors may not serve concurrently as independent auditors. An auditor’s term shall not exceed one year and such auditor may be reappointed or dismissed by the shareholders on the board of directors’ recommendation or, if the shares of the Company are listed on a regulated market, at the audit committee’s recommendation.

PricewaterhouseCoopers, S.ár.l., Luxembourg, an independent registered public accounting firm, was appointed as the statutory auditor of the Company’s statutory annual accounts at the ordinary general shareholders’ meeting held on May 25, 2005. On June 17, 2005, our general shareholders’ meeting resolved to amend and restate the Company’s articles of association, as a result of which the position of statutory auditor was eliminated in accordance with the provisions of applicable Luxembourg law. Upon the appointment of an independent auditor by the general shareholders’ meeting to be held on the first Wednesday of June 2006, the Company will not be required to have a statutory auditor.

Senior management

The following table sets forth certain information concerning our senior management.

Name	Age	Position
Daniel A. Novegil	53	Chief Executive Officer; Director
Roberto Philipps	59	Chief Financial Officer
Alfredo Indaco	52	International Commercial Officer
Regulo Salinas	50	North Region Area Manager
Martín Berardi	48	South Region Area Manager
Julián Eguren	42	Central Region Area Manager
Oscar Montero	45	Planning and Supply Chain Director
Luis Andreozzi	55	Technical Director
Miguel Angel Punte	58	Human Resources Director
Rubén Bocanera	48	Chief Information Officer

Daniel A. Novegil.    Mr. Novegil has served as our Chief Executive Officer and interim North Region Area Manager since 2005. Mr. Novegil joined Propulsora Siderúrgica in 1978 and was appointed as its general director in 1991. In 1993, following the merger of the privatized company Somisa with Propulsora, he was appointed managing director of Siderar. In 1998, after the acquisition of Sidor, Mr. Novegil was appointed chairman and chief executive officer of Sidor. In March 2003, Mr. Novegil was designated executive vice-president of the Techint Flat and Long Steel Division, with executive responsibilities over Siderar and Sidor. He became president of Siderar in May 2005. To date, Mr. Novegil has 27 years of experience in the Techint Group. He is an Argentine citizen.

Roberto Philipps.    Mr. Philipps currently serves as our Chief Financial Officer. He joined Propulsora Siderúrgica in 1988 and has held the position of chief financial officer of Siderar and chief financial officer of Amazonia. He oversaw the restructuring of Sidor’s debt in 2000 and 2003 and of Siderar’s debt in 2002. From 2003 until August 2005, he was the chief executive officer of TGN. He assumed his current position at the Company in September 2005. He is also past president of the Argentine Financial Executives Institute (IAEF). Mr. Philipps has 17 years of experience in the Techint Group. Mr. Philipps is an Argentine citizen.

Alfredo Indaco.    Mr. Indaco currently serves as our International Commercial Officer. He began his career with the Techint Group in 1982 as an employee of the Marketing and Export Department of Siderca. In 2001, he left his position as export director of Siderca to serve as commercial director of Siderar, a position that he held until he assumed his present position at the Company. Mr. Indaco is an Argentine citizen.

Regulo Salinas.    Mr. Salinas currently serves as our North Region Area Manager. He is responsible for all our operations within Mexico. He began his career with our subsidiary in Mexico in 1978 as “budget and cost analyst” in Hylsa. He has held several executive positions, including managing director of the Flat Products Division and the Bar and Rod Division of the former Hylsa and vice-president of sales and marketing, vice-president of administration and vice-president of planning. He is a member of the executive committee of the board of Canacero (Camara Nacional de la Industria del Hierro y el Acero) in Mexico and member of the executive committee of the board of the SMA (Steel Manufacturers Organization) in the United States. Mr. Salinas is a Mexican citizen.

Martín Berardi.    Mr. Berardi currently serves as our South Region Area Manager. He began his career with the Techint Group in 1980 as a trainee in Propulsora Siderúrgica. He has held several positions within the Techint Group including in Propulsora Siderúrgica, Siat S.A.I.C. and Siderca. He served as managing director of Tamsa (1995-2000), president and chief executive officer of Sidor (2000-2004) and became managing director of Siderar in October 2004, a position which he held until he assumed his present position at the Company. He has also been vice-president of “Centro Industriales Siderurgicos de Argentina” since 2004. Mr. Berardi is an Argentine citizen.

Julián Eguren.    Mr. Eguren currently serves as our Central Region Area Manager. He is responsible for all Ternium operations in Venezuela, Colombia, Ecuador, Peru, Guatemala and the Caribbean Area. Since July 2005, he has been the chief executive officer of Ternium’s Venezuelan subsidiary Sidor. Prior to that he served as commercial director of Sidor. He has held several other executive positions since joining the Techint Group in 1987, such as chief executive officer of Tavsa, general manager of Socominter (Venezuela), economic planning manager and treasurer of Tamsa and commercial planning manager of Siderca. He is also director of IVES (Venezuelan Steel Institute), ILAFA (Latin-American Institute of Iron and Steel) and Matesi, and president of CAVEARG (Venezuelan Argentinean Chamber). Mr. Eguren is an Argentine citizen.

Oscar Montero.    Mr. Montero currently serves as our Planning and Supply Chain Director. He began his career with the Techint Group in 1984 as a commercial analyst in Propulsora Siderúrgica. Since then, he has held several positions within Propulsora and Siderar. From 1998 and until he assumed his present position at the Company, he served as strategic planning director of Sidor. Mr. Montero is an Argentine citizen.

Luis Andreozzi.    Mr. Andreozzi currently serves as our Engineering and Environment Director. He began his career with the Techint Group in 1968 as a trainee in Siderca. He has held several positions within other Techint Group companies including Techint Engineering Company, or TEING, Propulsora Siderúrgica, Siderar and Sidor. Most recently, he served as construction manager of TEING (1986-1992), construction manager of Siderar (1992- 1998), engineering and environment general manager of Sidor (1998-2004) and technology manager of the Techint Flat and Long Steel Division, a position he held until he assumed his present position at the Company. Mr. Andreozzi is an Argentine citizen.

Miguel Punte.    Mr. Punte currently serves as our Human Resources Director. In 1970, Mr. Punte joined Siderar, where he held several positions within Human Resources Department. In 1984, he joined Finma S.A., or Finma, an affiliate of the Techint Group that provides human resources services to Techint Group companies. At Finma, Mr. Punte served first as human resources manager and later as human resources director until 2005, when he was appointed human resources director of Siderar, a position that he held until he assumed his present position at the Company. Mr. Punte is an Argentine citizen.

Rubén Bocanera.    Mr. Bocanera currently serves as our Chief Information Officer. He joined the Techint Group in 1983 as a junior analyst for Siderca. Since then he has held several positions in different Techint Group companies, including project manager and automation and control manager of Siderca and Sidor and chief information officer of Siderar. Since 2002 he has been responsible for the information technology unit of the Techint Flat Steel Division. Mr. Bocanera is an Argentine citizen.

Compensation of directors and executive officers

The compensation of the Company’s directors is approved annually at the ordinary general shareholders’ meeting. The aggregate compensation earned by directors and executive officers during 2004 amounted to approximately USD3,050 thousand.

Share ownership

The Company’s current directors and executive officers do not hold any of the Company’s shares as of the date of this prospectus.

FORMATION OF TERNIUM AND RELATED PARTY TRANSACTIONS

Corporate reorganization transactions

In the last quarter of 2004, San Faustín resolved to restructure its investments in flat and long steel manufacturing, processing and distribution businesses. In connection with this corporate reorganization, San Faustín acquired the Company in December 2004.

On April 13, 2005, Inversiones Siderúrgicas S.A. declared an interim dividend payable to its then sole shareholder Techintrade Corp., a wholly-owned Panamanian subsidiary of San Faustín, in the amount of USD72,073,097, the payment of which was made by set-off against Techintrade Corp.’s outstanding debt owing to Inversiones Siderúrgicas for an equal amount, which debt corresponded to certain interest-free loans from Inversiones Siderúrgicas to Techintrade Corp. made between October 2003 and February 2005. The interest-free loans from Inversiones Siderúrgicas were financed with matching interest-free loans from Ylopa to Inversiones Siderúrgicas corresponding to cash surpluses of Sidor accrued between June 20, 2003 and December 30, 2004 under a Contrato de Cuenta en Participación, dated as of June 20, 2003 and amended on October 15, 2003 and November 18, 2004, between Ylopa and Sidor (the “Participation Agreement”).

On April 14, 2005, Techintrade Corp. and Inversiones Siderúrgicas authorized an increase in Inversiones Siderúrgicas’s paid-in capital by way of a conversion of certain debts of Inversiones Siderúrgicas to its then sole shareholder Techintrade Corp. (plus interest accrued thereon) totaling USD54,758,422 into paid-in capital. Those debts corresponded to loans and advances from Techintrade Corp. to finance loans and capital contributions from Inversiones Siderúrgicas to Ylopa.

On April 19, 2005, Techintrade Corp. declared a dividend payable to its then sole shareholder I.I.I. BVI, consisting of all of the issued and outstanding shares of Inversiones Siderúrgicas (the holder of 25% of Amazonia and 34.3% of Ylopa) and Techintrade, and USD49,761 in cash. However, Techintrade Corp. retained the right to collect future dividend payments from Inversiones Siderúrgicas in respect of the shares of Inversiones Siderúrgicas up to an amount equal to the aggregate amount of future dividend payments from Amazonia and Ylopa to Inversiones Siderúrgicas corresponding to cash surpluses of Sidor accrued between January 1, 2005 and June 30, 2005 (the “Dividend Payment Right”) under the Participation Agreement.

On May 6, 2005, San Faustín assigned and contributed to its subsidiary ISL a 100% interest in I.I.I. BVI and a 100% interest in Fasnet International S.A. (“Fasnet”). The investments then held by I.I.I. BVI consisted principally of 50.7% of Siderar, 25% of Amazonia, 34.3% of Ylopa and 100% of Techintrade. Also on May 6, 2005, ISL acquired a 96.77% interest in the Company, which it later increased to an interest of almost 100% of the Company’s issued and outstanding capital.

On May 16, 2005, Sidor paid to Ylopa the portion of the cash surpluses accrued between January 1, 2005 and March 31, 2005 owing to Ylopa under the Participation Agreement. As provided in the agreements among the shareholders of Amazonia in respect of Sidor’s 2003 financial restructuring, on May 31, 2005 the portion of such Sidor payment that exceeded the USD324 million aggregate consideration that Ylopa had the right to collect for the benefit of its shareholders was transferred to Amazonia. Each of Ylopa and Amazonia distributed the amounts received in connection with Sidor’s payment to its shareholders pro rata in proportion to their equity interests in each of Ylopa and Amazonia, by way of interest-free loans that may only be settled and discharged by set-off against future dividend payments by each of Ylopa and Amazonia in respect of its shareholders’ equity interests in each of Ylopa and Amazonia. See “Business—Subsidiaries—Amazonia, Ylopa and Sidor—Amazonia.”

On May 18, 2005, I.I.I. BVI, Hylsamex, and Alfa entered into an acquisition agreement (the “Hylsamex Acquisition Agreement”), pursuant to which I.I.I. BVI agreed to acquire for cash (i) an economic and voting interest in Hylsamex of more than 50% pursuant to a public tender offer in Mexico; (ii) all of Alfa’s interests in Amazonia and Ylopa; and (iii) all of Alfa’s direct interests in Hylsa Latin.

On May 31, 2005, Inversiones Siderúrgicas transferred to I.I.I. BVI, for and on behalf of Techintrade Corp., an amount equal to the aggregate amount of the interest-free loans from Ylopa and Amazonia received by

Inversiones Siderúrgicas. This transfer was made as an advance from Inversiones Siderúrgicas to Techintrade Corp., which advance may only be settled and discharged by set-off against future dividend payments constituting part of the Dividend Payment Right. I.I.I. BVI received those funds as a first disbursement under the Subordinated Convertible Loan Agreement under which Techintrade Corp. acted as lender.

On June 29, 2005, ISL assigned and contributed to the Company all of its then-current assets (including a 100% interest in I.I.I. BVI, a 100% interest in Fasnet, an almost 100% interest in the Company, and USD16,977 in cash) and liabilities (consisting of a debt with San Faustín for USD1,377), in exchange for 959,482,775 shares of the Company.

On July 20, 2005, Usiminas and I.I.I. CI entered into a shareholders agreement pursuant to which they agreed to make cash contributions to I.I.I. BVI in the form of Subordinated Convertible Loans and to transfer their respective holdings in Siderar, Amazonia and Ylopa, as applicable, in exchange for shares of the Company at a ratio to be subsequently determined.

Pursuant to the terms of the Hylsamex Acquisition Agreement, on July 26, 2005, I.I.I. BVI launched a cash tender offer in Mexico for the acquisition of all the shares of Hylsamex not held by Alfa. On August 22, 2005, the acquisition by I.I.I. BVI of a controlling interest in Hylsamex and Alfa’s minority interests in Amazonia, Ylopa and Hylsa Latin was consummated. The Company acquired an indirect controlling interest in Hylsamex and its subsidiaries, including Hylsa and Galvak, and the indirect equity stakes owned by Hylsamex’s former controlling shareholder, Alfa, in Amazonia and Ylopa. I.I.I. BVI and Siderar acquired 70.0% and 29.3% of the shares of Hylsamex, respectively. With the acquisition, I.I.I. BVI acquired the 11.9% interest in Amazonia that Hylsamex held directly and through its subsidiary Hylsa Latin, the 7.5% that Alfa held in Amazonia, and an additional 11.1% of Ylopa. The Company has subsequently been purchasing shares of Hylsamex in the open market, subject to applicable law, and its and Siderar’s indirect interest in Hylsamex has increased to 99.8%.

On August 16, 2005, Sidor paid to Ylopa the portion of the cash surplus accrued between April 1, 2005 and June 30, 2005 owed to Ylopa under the Participation Agreement. On that same date Ylopa transferred the entire amount of Sidor’s payment to Amazonia. Amazonia distributed the amounts received in connection with such payment by Sidor to its shareholders, pro rata in proportion to their equity interests in Amazonia, by way of interest-free loans that may only be settled and discharged by set-off against future dividend payments by Amazonia in respect of its shareholders’ equity interests in Amazonia.

On August 16, 2005, Inversiones Siderúrgicas transferred to I.I.I. BVI, for and on behalf of Techintrade Corp., an amount equal to the aggregate amount of the interest-free loan from Amazonia received by Inversiones Siderúrgicas. This transfer was made as an advance from Inversiones Siderúrgicas to Techintrade Corp., which advance may only be settled and discharged by set-off against future dividend payments constituting part of the Dividend Payment Right. I.I.I. BVI received those funds as a second disbursement under the Subordinated Convertible Loan Agreement under which Techintrade Corp. acted as lender.

On September 9, 2005, Tenaris exchanged with ISL its 21.2% interest in Amazonia and its 24.4% interest in Ylopa, including all rights and obligations attaching thereto, for 209,460,856 shares of the Company, and ISL assumed from Tenaris all of Tenaris’ obligations in an amount of approximately USD40 million under the interest-free loans received from Amazonia and Ylopa as of that date.

On September 15, 2005, ISL assigned and contributed to the Company all of its assets (including a 21.2% interest in Amazonia, a 24.4% interest in Ylopa and 750,021,919 shares of the Company) and liabilities (including debts owing to Ylopa and Amazonia under the interest-free loans assumed from Tenaris) in exchange for 959,482,775 shares of the Company.

On September 15, 2005, in furtherance of the shareholders’ agreement dated July 20, 2005 between I.I.I. CI and Usiminas, I.I.I. CI, SLP 11.785 A/S, a wholly-owned Danish subsidiary of Usiminas (“Usiminas Europe”), and the Company entered into a contribution and subscription agreement, pursuant to which Usiminas agreed to cause Usiminas Europe to subscribe for 227,608,254 new shares of the Company in exchange for the transfer to the Company (through the contribution by Usiminas Europe on the first practicable date of all of its assets and liabilities) of a 5.3% interest in Siderar, a 16.6% interest in Amazonia, a 19.1% interest in Ylopa, and all rights and obligations attaching thereto. In addition, effective as of September 15, 2005, each of Usiminas and Usiminas Europe:

•	assigned and transferred to the Company its rights to collect any and all dividends or other distributions paid in respect of its interests in Siderar, Amazonia and Ylopa;

•	instructed each of Amazonia, Siderar and Ylopa, as the case may be, to pay forthwith to the Company any and all dividends or other distributions payable in respect of its interests in Siderar, Amazonia and Ylopa; and

•	authorized the Company to exercise, or cause to be exercised, on behalf of Usiminas or Usiminas Europe, as the case may be, all voting rights and other powers attaching to any of their interests in Siderar, Amazonia, and Ylopa in favor of any proposals or recommendations of each of Siderar, Amazonia or Ylopa, as applicable.

On October 27, 2005, the share transfers described above were consummated, and Usiminas exchanged its shares in Siderar, Amazonia and Ylopa for shares of the Company.

On September 22, 2005, the Company assumed all of I.I.I. BVI’s rights and obligations under:

•	the Ternium Credit Facility, dated as of August 16, 2005, for an aggregate principal amount of USD1.0 billion entered into among I.I.I. BVI and the lenders named therein; and

•	several Subordinated Convertible Loan Agreements, each among I.I.I. BVI, as borrower, the subordinated lender party thereto, as lender, and the Company.

On October 27, 2005, I.I.I. BVI transferred to the Company all of its shares of Siderar, Amazonia, Inversiones Siderúrgicas, Techintrade, Hylsa Latin and Ylopa in consideration of the assumption by Ternium of I.I.I. BVI’s obligations under the Ternium Credit Facility and the Subordinated Convertible Loan Agreements.

On November 17, 2005, Sidetur, a subsidiary of Sivensa, exchanged with ISL its 3.4% interest in Amazonia for 33,800,735 shares of the Company. ISL is expected, under the terms of the Corporate Reorganization Agreement, to contribute such interest in Amazonia to the Company in exchange for 33,800,735 shares of the Company simultaneously with, or as soon as practicable after, the settlement of the offering.

On December 31, 2005, the Hylsamex subsidiaries were reorganized through a series of merger transactions, following which all such subsidiaries were consolidated under Hylsa.

On January 9, 2006, Tenaris and ISL entered into a shareholders’ agreement pursuant to which ISL will take all actions in its power to cause one of the members of the Company’s board of directors to be one nominated by Tenaris and any directors nominated by Tenaris only be removed pursuant to written instructions by Tenaris. Tenaris and ISL also agreed to cause any vacancies on the board of directors to be filled with new directors nominated by either Tenaris or ISL, as applicable. In addition, the agreement provides that decisions relating to certain matters, including amendments to the Company’s corporate purpose and the delisting of the Company’s shares, will require an affirmative vote of 60% or more of the Company’s voting power. The agreement also provides certain veto rights in the case of a vote by the shareholders on the relocation of the Company’s domicile outside Luxembourg or an increase in shareholder commitments. The agreement imposes certain restrictions on the transfer of shares held by Tenaris and ISL and provides customary tag-along rights to Tenaris.

Hylsamex acquisition financing

The acquisition of Hylsamex was financed through:

•	the Ternium Credit Facility,

•	the Siderar Credit Facility, dated as of August 16, 2005, for an aggregate principal amount of USD380 million entered into among Siderar, as borrower, and the lenders named therein, as lenders;

•	Subordinated Convertible Loans for more than USD594 million under the Subordinated Convertible Loan Agreements, and

•	cash resources of Siderar and Basilea.

Citibank, N.A. acted as administrative agent under each of the Credit Facilities. On September 22, 2005, the Company assumed all of I.I.I. BVI’s rights and obligations under the Ternium Credit Facility and under the Subordinated Convertible Loan Agreements. All of the proceeds from the offering (after deduction of fees and expenses related to the offering) will be used to pay down the indebtedness incurred under the Ternium Credit Facility.

The Subordinated Convertible Loans were provided at LIBOR by Usiminas, Tenaris, I.I.I. CI and Techintrade Corp. (the “Subordinated Lenders”) under the several Subordinated Convertible Loan Agreements and are subordinated to the Ternium Credit Facility.

Pursuant to the terms of each Subordinated Convertible Loan Agreement, on the date on which our shares are delivered to the underwriters of the offering, each Subordinated Lender shall receive shares of the Company in a number equal to the principal amount of its subordinated loan outstanding as of the date the price per share of the Company under this offering is determined, plus interest accrued thereon, divided by the net purchase price per share of the Company paid by investors in this offering.

Corporate reorganization agreements

ISL and the Company will enter into a Corporate Reorganization Agreement pursuant to which ISL will commit to deliver shares of the Company to the underwriters of this offering and to the Subordinated Lenders in an amount sufficient to satisfy the Company’s obligation to deliver shares of the Company to the underwriters of this offering and to the Subordinated Lenders pursuant to the terms of this offering and the Subordinated Convertible Loan Agreements. As provided in the Corporate Reorganization Agreement, after ISL’s delivery of such shares, ISL will contribute all of its assets and liabilities (including the credit against the Company arising from such delivery of shares, its 3.4% interest in Amazonia resulting from the Sivensa Exchange and any remaining shares of the Company) to the Company in exchange for that number of newly issued shares of the Company equal to the number of shares of the Company held by ISL prior to the Sivensa Exchange.

Agreements with related parties

Ternium is a party to several related party transactions as described below. These related party transactions are subject to the review of the audit committee of the Company’s board of directors and the requirements of Luxembourg law. For further detail on the approval process for related party transactions, see “Management—Directors and senior management—Director liability” and “Management—Directors and senior management—Audit committee.”

Purchase agent services

Siderar entered into an agreement with Exiros, a subsidiary of Tenaris, which acts as its purchase agent. Under the terms of this agreement, Exiros provides the company with trading services, suppliers’ certifications, logistics, import processes and other purchase-related services. For these activities, Exiros received fees from Siderar amounting to USD3.5 million in 2003, USD3.6 million in 2004 and USD1.8 million for the first six months of 2005. Exiros also carried out certain purchase-related services for Sidor. Fees received from Sidor amounted to USD0.1 million in 2003, USD0.5 million in 2004 and USD0.1 million for the first six months of 2005. Following the Hylsamex acquisition, Exiros began providing similar purchase-related services to Hylsamex.

Siderar sold a 25% stake in Lomond Holdings to Tenaris in 2003 for USD0.3 million. Lomond Holdings is the holding company for Exiros. Tenaris and the Company are currently considering entering into a joint venture through which each of them or one or more of their subsidiaries will hold 50% of Exiros.

Purchase of raw materials and steel products

In certain circumstances, the Ternium companies may purchase from subsidiaries of Tenaris raw materials such as iron ore and other subproducts to cover their production requirements. In addition, from time to time the Ternium companies buy certain steel related products from Tenaris’s subsidiaries. Purchases of raw materials and steel products amounted to USD3.9 million in 2003, USD6.3 million in 2004 and USD0.3 million for the first six months of 2005. These purchases are made on similar terms and conditions to those purchases made by the Ternium companies from unrelated third parties.

Purchase of natural gas

Siderar is party to contracts with Tecpetrol, TGN and Litoral Gas relating to the supply of natural gas to Siderar’s operations.

Tecpetrol is a Techint Group company engaged in oil and gas exploration and production and has rights to various oil and gas fields in Argentina and elsewhere in Latin America. Tecpetrol supplies Siderar with some of Siderar’s natural gas requirements that are not supplied by its principal gas supplier, Repsol YPF, on terms and conditions that are equivalent to those governing the supply of natural gas by Repsol YPF to Siderar. In March 2003, Tecpetrol and Siderar entered into an agreement under which Siderar paid USD17.3 million for the advance purchase of a total of 725 million cubic meters of natural gas to be delivered to Siderar’s facilities over a period of five years on pricing terms that will enable Siderar, through discounts, to share with Tecpetrol the impact of any increase in natural gas prices over that period. Under the terms of this agreement, Siderar will have a minimum guaranteed return on this advance payment equal to LIBOR plus 3.5%. Tecpetrol’s sales to Ternium amounted to USD3.5 million in 2003, USD5.4 million in 2004 and USD3.1 million for the first six months of 2005.

TGN holds a gas transportation license in Argentina and operates two major pipelines that connect two major gas basins, Neuquén and Noroeste-Bolivia, to the largest consumption centers in Argentina. TGN charges Siderar a price that is equivalent on a comparable basis to prices paid by other industrial users, and the Argentine government regulates the general framework under which TGN operates. The Techint Group holds a significant but non-controlling interest in TGN. TGN’s sales to Ternium amounted to USD2.4 million in 2003, USD2.3 million in 2004 and USD1.2 million for the first six months of 2005.

Litoral Gas distributes gas in the Province of Santa Fe and in the northeast of the Province of Buenos Aires. It is an affiliated company of Tecgas, which is part of the Techint Group. Litoral Gas’s sales to Ternium totaled USD0.5 million in 2003, USD1.0 million in 2004 and USD0.6 million for the first six months of 2005.

Purchase of other products and services

In addition to the purchase of natural gas, Ternium entered into other purchase transactions with the Techint Group, the most significant being:

•	purchase of iron ore briquettes pursuant to an off-take agreement, executed on August 20, 2004 and in force for a term of 10 years as of July 9, 2004, between Sidor and Matesi, a company 49.8% owned by Sidor and 50.2% owned by Talta—Trading e Marketing Lda, a wholly-owned subsidiary of Tenaris (“Talta”). The agreement establishes that Matesi is required to sell to Sidor, on a take or pay basis, 29.9% of Matesi’s hot briquetted iron, or HBI, production. In addition Sidor has the right to increase its proportion of Matesi’s production by an extra 19.9% until it reaches 49.8% of Matesi’s HBI production. Under this agreement, Sidor paid USD21.1 million for its purchases made in 2004 and USD43.4 million for those made in the first six months of 2005. Due to the conditions of the off-take agreement, Sidor paid to Talta additional compensation of USD7.2 million;

•	purchase of steam from Siderca, a subsidiary of Tenaris that manages the electrical power generating facility owned by Tenaris that is located in the compound of Siderar’s Ramallo facility. In October

2004, Tenaris detected technical problems at this facility that impeded the delivery of certain steam volumes. The purchases amounted to USD2.9 million in 2003 and USD2.8 million (net of the penalties described below) in 2004. In the first six months of 2005, Siderar recorded a profit of USD2.5 million due to a contractual penalty paid by Siderca for the delivery failure;

•	purchase of operational services from Opel SA, an affiliate of Tenaris, for the thermoelectric plant that Siderar owns in its Ramallo facility, which amounted to USD1.0 million in 2003, USD1.4 million in 2004 and USD0.9 million for the first six months of 2005; and

•	a contract for the purchase and processing of steel scrap between Siderar and Scrapservice S.A. (“Scrapservice”), a subsidiary of Tenaris. Scrapservice provides services of scrap purchase, processing and selection. Fees paid to Scrapservice amounted to USD5.4 million in 2003, USD7.9 million in 2004 and USD3.8 million for the first six months of 2005.

Purchase of engineering and labor services

Ternium contracts with Techint Group companies for the provision of engineering, construction and non-specialist manual labor services such as cleaning, general maintenance and handling of by-products. These services can usually be provided by other Techint Group companies at more competitive prices than if Ternium performed them. Fees accrued for these services amounted to an aggregate amount of USD2.1 million in 2003, USD29.1 million in 2004 and USD15.2 million for the first six months of 2005.

Some of these contracts relate to the engineering works carried out for the recent modernization and activation of certain production facilities in Argentina. In April 2005, Siderar and Techint Compañía Técnica Internacional S.A.C.I. entered into a USD49.2 million contract for a three-year provision of specialized labor and supervision services for civil and electromechanical works.

Sales of steel products and raw materials

In the ordinary course of business, Ternium sells several steel related products to the subsidiaries of Tenaris. Ternium’s sales of flat steel products are used as raw materials for Tenaris’s welded pipe and accessories production. In addition, Ternium’s sales of steel bars are used as raw materials for Tenaris’s seamless steel pipe operations in Venezuela. From time to time, Ternium may sell to Tenaris raw materials such as pig iron, ferroalloys, and other subproducts. Sales of steel products and raw materials by Siderar to Tenaris amounted to USD41.6 million in 2003, USD22.7 million in 2004 and USD8.3 million for the first six months of 2005. Sales of steel products and raw materials by Sidor to Tenaris amounted to USD20.4 million in 2003 and to USD6.4 million in 2004.

In 1998, Ternium’s subsidiary Sidor, signed a contract with Tavsa (a subsidiary of Tenaris), under which it committed to sell, at Tavsa’s request, up to 90,000 tons of blooms or 130,000 tons of liquid steel per year until 2013. Under the terms of the contract, the purchase price varies in relation to changes in the costs of production. Sales of steel products and raw materials under this contract amounted to USD9.5 million in fiscal year 2003, USD23.5 million in fiscal 2004 and USD18.3 million for the first six months of 2005. In addition, other sales of steel products and raw materials by Sidor to Tenaris amounted to USD20.4 million in 2003 and to USD6.4 million in 2004.

In certain circumstances, Ternium sells steel products to other companies in the Techint Group. These sales amounted to USD0.3 million in 2003 and USD0.1 million in 2004.

All of these sales are made on similar terms and conditions to those sales made by the Ternium companies to unrelated third parties.

Sales of other services

During 2004, Sidor entered into a management assistance agreement with Matesi. As part of this agreement, during 2004 Matesi paid fees to Sidor in the amount of USD0.2 million in relation to the provision of managerial services. In addition, Sidor purchased and resold to Matesi goods and services for a total amount of USD6.5 million, which were mainly used for the commencement of Matesi’s operations.

As part of its restructuring in 2003, Sidor and Amazonia ended the Management Assistance Agreement through which Amazonia provided Sidor with management and technical assistance for the administration of Sidor and for the restructuring of its debt. Fees under this agreement amounted to USD4.4 million in 2003.

Loans and other financings

In July 2004, Sidor entered into loan agreements with Matesi as part of an investment to finance the commencement of Matesi’s operations and the acquisition of its assets. The outstanding amount on the loan was USD51.5 million (including interest) in December 2004 and USD45.4 million in June 2005. The loans bear interest at a rate of LIBOR plus 5%.

In the ordinary course of business, Ternium has also obtained loans from other companies in the Techint Group. Interest paid on these loans amounted to USD4.3 million in 2003, USD7.8 million in 2004 and USD0.1 million for the first six months of 2005.

In order to finance the acquisition of Hylsamex, the Company entered into Subordinated Convertible Loans with affiliates of the Techint Group. For a description of these loans, see “—Hylsamex acquisition financing” above.

Financial and administrative services

Santa María S.A.I.F., or Santa María, a financial services company and member of the Techint Group, provides Ternium with various financial and treasury services, mainly in Argentina, including share registration services. In addition, Santa María provides Ternium with office rental services. Ternium pays Santa María fees and transaction charges at rates comparable to those that can be obtained from third parties. Fees accrued under these arrangements amounted to approximately USD0.4 million in 2003, USD0.3 million in 2004 and USD0.4 million for the first six months of 2005.

Moreover, some of our subsidiaries in Argentina maintain operative funds in local accounts with Santa María. As of December 31, 2003, time deposits held with Santa María and other related companies amounted to USD3.9 million (no time deposits were held with Santa María as of December 31, 2004). During 2003 and 2004, interest earned on these deposits totaled USD0.5 million and USD0.1 million, respectively.

During the Argentine economic crisis of 2001, Siderar established certain trust funds outside of Argentina to support its operations in Argentina. The trustee for these trust funds was a Techint Group company. The funds held by the trustee amounted to USD87.7 million as of December 31, 2003 and USD88.8 million as of December 31, 2004. Interest earned on these funds amounted to USD0.9 million as of December 31, 2003 and USD1.1 million as of December 31, 2004. In January 2005, the trust was liquidated and Ternium’s subsidiary Siderar received in return a 100% equity stake in Basilea.

In 2002, Siderar made a USD11 million deposit in an insurance company through a Techint Group affiliate.

FINMA S.A.I.F., a company owned by various Techint Group executives, provides administrative, insurance and legal support services to Techint Group companies, including Siderar and Sidor. In the case of Siderar, fees accrued under these arrangements amounted to approximately USD1.6 million in fiscal year 2003, USD1.7 million in fiscal 2004 and USD1.6 million for the first six months of 2005. In the case of Sidor, fees accrued under these arrangements amounted to approximately USD0.4 million in fiscal year 2003, USD0.5 million in fiscal 2004 and USD0.3 million for the first six months of 2005.

Sharing of information systems

Certain companies within the Techint Group share the data-processing costs of their respective information systems in Argentina through their association with A.C.E. TECSIS—Tecnología en Sistemas. ACE TECSIS develops activities related to the development and administration of the companies’ information systems. Siderar and Siderca have participated in this arrangement since 1995. Santa María was incorporated into this project in September 2000 and FINMA S.A.I.F. and Techint Compañía Técnica Internacional S.A.C.I. were incorporated in February 2003.

Transfer of technology

In late 2005, Hylsamex transferred to Techint Technologies the rights to market and license the HYL technology to unaffiliated third parties for royalty fees.

Other transactions

In the ordinary course of business, from time to time, Ternium carries out other non-material transactions and enters into other arrangements with Techint Group companies.

PRINCIPAL SHAREHOLDERS

The following table shows the beneficial ownership of our shares, as of December 31, 2005, by (1) our principal shareholders (persons or entities that own beneficially 5% or more of the Company’s shares), (2) our directors and executive officers as a group and (3) non-affiliated public shareholders.

	Shares Beneficially Owned prior to the Offering		Shares Beneficially Owned after the Offering(1)
Name of Beneficial Owner of more than 5%	Number	Percent	Number		Percent
ISL(2)(3)	925,682,040	66.3%	959,482,775		46.68%
San Faustin	1	—	251,536,924	(6)	12.24%
Tenaris(4)	209,460,856	15.0%	232,163,013		11.29%
Usiminas(5)	227,608,254	16.3%	292,810,101		14.25%
Sidetur	33,800,735	2.4%	33,800,735		1.64%
Directors and executive officers as a group	—	—	—		—
Public	—	—	285,714,280		13.90%

(1)	Assumes that the underwriters exercise their option to purchase additional ADSs and the conversion of the Subordinated Convertible Loans at an assumed initial public offering price of USD17.50 per ADS (the midpoint of the range of the initial public offering price set forth on the cover page of this prospectus).
(2)	ISL is controlled by I.I.I. CI, which is controlled by San Faustín. In addition, San Faustín, which is ultimately controlled by Rocca & Partners, directly owns one share of the Company.
(3)	For purposes of the unaudited pro forma combined consolidated financial information of Ternium included elsewhere in this prospectus, we have assumed the number of shares beneficially owned by ISL prior to the offering to be 925,682,041 plus the 33,800,735 shares that ISL exchanged with Sidetur as part of the Sivensa Exchange and that ISL will receive from Ternium upon the consummation of the transactions contemplated in the Corporate Reorganization Agreement.
(4)	Tenaris is controlled by I.I.I. CI, which is controlled by San Faustín and ultimately by Rocca & Partners.
(5)	Usiminas holds its shares through a wholly-owned subsidiary.
(6)	San Faustin will hold 251,536,923 shares through III CI or Techintrade Corp. and 1 share directly.

As of the date of this prospectus, there were no holders of our shares who were resident in the United States.

The voting rights of our principal shareholders do not differ from the voting rights of other shareholders. None of our directors or officers is a legal or beneficial owner of any of our shares. We are not aware of any arrangement which may at a later date result in a change of control of the Company.

DESCRIPTION OF SHARE CAPITAL

The following is a summary of the rights of the holders of our shares. These rights are set out in our articles of association or are provided by applicable Luxembourg law, and may differ from those typically provided to shareholders of U.S. companies under the corporation laws of some states of the United States. This summary does not contain all information that may be important to you. For more complete information, you should read our articles of association, which are attached as an exhibit to the registration statement filed by us on Form F-1 (of which this prospectus forms a part). For information on how to obtain a copy of our articles of association, see “Where You Can Find Additional Information.”

General

We have an authorized share capital of a single class of 3.5 billion shares having a nominal value of USD1.00 per share. There were 1,396,551,886 shares issued as of December 31, 2005. All issued shares are fully paid.

Our articles of association currently authorize our board of directors, for a period commencing on June 17, 2005 and ending on October 26, 2010, to issue shares within the limits of our authorized share capital at such times and on such terms and conditions as the board of directors or its delegates may determine. Accordingly, until October 26, 2010, shares may be issued up to the authorized share capital limit of USD3.5 billion by a decision of the board of directors.

Our shareholders have authorized the board of directors to waive, suppress or limit any pre-emptive subscription rights of shareholders provided for by law to the extent it deems such waiver, suppression or limitation advisable for any issue or issues of shares within the authorized share capital. However, if and from the date our shares are listed on a regulated market (and only for as long as they are so listed), any issuance of shares for cash within the limits of the authorized share capital shall be subject to the pre-emptive subscription rights of the then existing shareholders (as set out in the articles of association), except in the following cases (in which cases no pre-emptive rights shall apply):

(a) any issuance of shares for, within, in conjunction with or related to, an initial public offering of our shares on one or more regulated markets (in one or more instances);

(b) any issuance of shares against a contribution other than in cash;

(c) any issuance of shares upon conversion of convertible bonds or other instruments convertible into our shares; provided, however, that the pre-emptive subscription rights of the then existing shareholders shall apply by provision of our articles of association in connection with any issuance of convertible bonds or other instruments convertible into our shares for cash; and

(d) any issuance of shares (including by way of free shares or at a discount), up to an amount of 1.5% of the issued share capital of the Company, to our directors, officers, agents or employees, to the directors, officers, agents or employees of our direct or indirect subsidiaries or of our affiliates, including without limitation the direct issue of shares upon the exercise of options, rights convertible into shares, or similar instruments convertible or exchangeable into shares issued for the purpose of, or in relation to, compensation or incentive of any such persons.

Our authorized share capital is fixed by our articles of association, as amended from time to time, with the approval of shareholders at an extraordinary general shareholders’ meeting.

There are no limitations currently imposed by Luxembourg law on the rights of non-resident shareholders to hold or vote our shares.

Dividends

Subject to applicable law, all shares are entitled to participate equally in dividends when, as and if declared by the shareholders at the ordinary general shareholders’ meeting out of funds legally available for such purposes. Under Luxembourg law, claims for dividends will lapse five years after the date such dividends are declared. However, we may elect to pay a declared dividend after such period. The shareholders may, at the ordinary general shareholders’ meeting, which every shareholder has the right to attend in person or by proxy, declare a dividend under Article 21 of our articles of association.

Under Article 21 of the articles of association, our board of directors has the power to distribute interim dividends in accordance with the conditions that apply to commercial companies set forth in particular in Section 72-2 of the Luxembourg law of 10th August, 1915 on commercial companies.

Voting rights; general shareholders’ meetings; election of directors

Each share entitles the holder to one vote at the Company’s general shareholders’ meetings. Shareholder action by written consent is not permitted, but proxy voting is permitted. Notices of general shareholders’ meetings are governed by the provisions of Luxembourg law and the Company’s articles of association. Notices of such meetings must be published twice, at least at eight-day intervals, the second notice appearing at least eight days prior to the meeting, in the Luxembourg Official Gazette and in a leading newspaper having general circulation in Luxembourg. If an extraordinary general shareholders’ meeting is adjourned for lack of a quorum, notices must be published twice, in the Luxembourg Official Gazette and two Luxembourg newspapers, at 15-day intervals, the second notice appearing at least 15 days prior to the meeting. In case our shares are listed on a foreign regulated market, notices of general shareholders’ meetings shall also be published in accordance with the publicity requirements of such regulated market. At an ordinary general shareholders’ meeting, there is no quorum requirement, and resolutions are adopted by a simple majority vote of the shares present or represented and voted. An extraordinary general shareholders’ meeting must have a quorum of at least 50% of the issued and outstanding shares. If a quorum is not reached, such meeting may be reconvened at a later date with no quorum requirements by means of the appropriate notification procedures provided for by Luxembourg company law. In both cases, Luxembourg company law and the Company’s articles of association require that any resolution of an extraordinary general shareholders’ meeting be adopted by a two-thirds majority vote of the shares present or represented. If a proposed resolution consists of changing the Company’s nationality or of increasing the shareholders’ commitments, the unanimous consent of all shareholders is required. Directors may be elected at an ordinary meeting. Cumulative voting is not permitted. As our articles of association do not provide for staggered terms, directors are elected for a maximum of one year and may be reappointed or removed at any time, with or without cause, by a majority vote of the shares present or represented and voted.

Our annual ordinary general shareholders’ meeting is held at 2:30 P.M., Luxembourg time, on the first Wednesday of June of each year at the place indicated in the notices of meeting. If that day is a legal or banking holiday in Luxembourg, the meeting shall be held on the following business day.

Any shareholder who holds one or more of our shares on the fifth calendar day preceding the general shareholders’ meeting (the “Record Date”) shall be admitted to a general shareholders’ meeting. Those shareholders who have sold their shares between the Record Date and the date of the general shareholders’ meeting, may not attend or be represented at the meeting.

In the case of shares held through fungible securities accounts, each shareholder may exercise all rights attached to his shares and, in particular, may participate in and vote at shareholders’ meetings of the Company upon presentation of a certificate issued by the financial institution or professional depositary holding the shares, evidencing such deposit and certifying the number of shares recorded in the relevant account on the Record Date. Such certificate must be filed at least five days before the meeting with the Company at its registered address or at the address stated in the convening notice or, in case the shares of the Company are listed on a regulated market, with an agent of the Company located in the country of the listing and designated in the convening notice. In the event that the shareholder votes by proxy, he shall file the required certificate and a completed proxy form within the same period of time at the registered office of the Company or with any local agent of the Company duly authorized to receive such proxies.

The board of directors and the shareholders’ meeting may, if they deem so advisable, reduce these periods of time for all shareholders and admit all shareholders (or their proxies) who have filed the appropriate documents to the general shareholders’ meeting, irrespective of these time limits.

Access to corporate records

Luxembourg law and our articles of association do not generally provide for shareholder access to corporate records. Under our articles of association, shareholders may inspect the annual accounts and auditors’ reports at our registered office during the fifteen day period prior to a general shareholders’ meeting.

Appraisal rights

In the event the shareholders approve any of the following:

•	the delisting of our shares from all regulated markets where our shares are listed at that time, excluding a delisting made pursuant to an offer to all of our shareholders made by a business entity subject to common control with us, whereby such business entity offers to issue, in exchange for our shares, shares to be listed on the same regulated market(s) on which our shares are listed;

•	a merger in which we are not the surviving entity (unless the shares or other equity securities of such entity are listed on the New York or London stock exchanges);

•	a sale, lease, exchange or other disposition of all or substantially all of our assets;

•	an amendment to our articles of association that has the effect of materially changing our corporate purpose;

•	the relocation of our domicile outside the Grand Duchy of Luxembourg; or

•	amendments to our articles of association that restrict the rights of our shareholders (excluding any amendments in relation with, or to, the authorized share capital and/or the waiver or suppression of any preferential subscription rights relating thereto);

dissenting or absent shareholders have the right to have their shares repurchased by the Company at (i) the average market value of the shares over the 90 calendar days preceding the applicable general shareholders’ meeting or (ii) in the event that our shares are not traded on any regulated market, the amount that results from applying the proportion of our equity that the shares being sold represent over our net worth as determined in our last consolidated financial statements approved by the shareholders or in our last interim consolidated financial statements approved by the board of directors, whichever is more recent. Shareholders who voted in favor of the relevant resolution are not entitled to exercise this right.

Dissenting or absent shareholders must present their claim within one month following the date of the applicable general shareholders’ meeting and supply the Company with evidence of their shareholding at the time of such meeting. We must (to the extent permitted by applicable laws and regulations and in compliance therewith) repurchase our shares within six months following the date of the applicable general shareholders’ meeting. If delisting from one or more, but not all, of the regulated markets where our shares are listed is approved by the shareholders, only dissenting or absent shareholders with shares held through participants in the local clearing system for that market or those markets can exercise this appraisal right if:

•	they held the shares as of the date of the announcement by us of our intention to delist or as of the date of publication of the first convening notice for the general shareholders’ meeting that approved the delisting;

•	they present their claim within one month following the date of the general shareholders’ meeting and supply evidence of their shareholding as of the date of the Company’s announcement or the publication of the first convening notice to the meeting; and

•	the delisting is not being made pursuant to an offer to all of our shareholders made by a business entity subject to common control with us, whereby such business entity offers to issue, in exchange for our shares, shares to be listed on the same regulated market(s) on which such dissenting or absent shareholders hold their shares through participants in the local clearing system for that market or markets.

In the event a shareholder exercises its appraisal right, applicable Luxembourg law provisions shall apply.

Distribution of assets on winding-up

In the event of our liquidation, dissolution or winding-up, the net assets remaining after allowing for the payment of all debts, charges and expenses shall be paid out to holders of our shares in proportion to their respective holdings.

Transferability and form

Our articles of association do not impose restrictions on the transfer of our shares. The shares are issuable in registered form.

Pursuant to our articles of association, the ownership of registered shares is evidenced by the inscription of the name of the shareholder, the number of shares held by him and the amount paid on each share in our shareholders’ register. In addition, our articles of association provide that our shares may be held through fungible securities accounts with financial institutions or other professional depositaries. Shares held through fungible securities accounts have the same rights and obligations as shares recorded in our shareholders’ register.

Shares held through fungible securities accounts may be transferred in accordance with customary procedures for the transfer of securities in book-entry form. Shares that are not held through fungible securities accounts may be transferred by a written statement of transfer signed by both the transferor and the transferee or their respective duly appointed attorney-in-fact and recorded in our shareholders’ register. The transfer of shares may also be made in accordance with the provisions of Article 1690 of the Luxembourg Civil Code. As evidence of the transfer of registered shares, we may also accept any correspondence or other documents evidencing the agreement between transferor and transferee as to the transfer of registered shares.

Fortis Banque Luxembourg S.A. maintains our shareholders’ register.

DESCRIPTION OF AMERICAN DEPOSITARY SHARES

The Bank of New York is the depositary for our ADSs. Each of our ADSs represents an ownership interest in 10 of our shares deposited with the custodian, as agent of the depositary, under the deposit agreement among ourselves, the depositary and all registered holders and beneficial owners of ADSs. In the future, each ADS will also represent any securities, cash or other property deposited with the depositary but which they have not distributed directly to you. Our ADSs are evidenced by what are known as American Depositary Receipts, or ADRs.

The depositary’s office is located at 101 Barclay Street, New York, New York 10286.

You may hold our ADSs either directly or indirectly through your broker or other financial institution. If you hold our ADSs directly, by having an ADS registered in your name on the books of the depositary, you are an ADR holder. This description assumes you hold our ADSs directly. If you hold our ADSs through your broker or financial institution nominee, you must rely on the procedures of your broker or financial institution to assert the rights of an ADR holder described in this section. You should consult with your broker or financial institution to find out what those procedures are.

As an ADR holder, we will not treat you as one of our shareholders and you will not have shareholder rights. Luxembourg law governs shareholder rights. The depositary will be the holder of the shares underlying your ADSs. As a holder of ADRs, you will have ADR holder rights. The deposit agreement sets out ADR holder rights as well as the rights and obligations of the depositary. New York law governs the deposit agreement and the ADRs.

The following is a summary of the material terms of the deposit agreement. Because it is a summary, it does not contain all the information that may be important to you. For more complete information, you should read the entire deposit agreement and the form of ADR which contains the terms of your ADSs. You can read a copy of the deposit agreement which is filed as an exhibit to the registration statement of which this prospectus forms a part. You may also obtain a copy of the deposit agreement at the SEC’s Public Reference Room. See “Where You Can Find Additional Information.”

Share dividends and other distributions

We may make various types of distributions with respect to our shares. The depositary has agreed to pay to you the dividends or other distributions it or the custodian receives on shares or other deposited securities, after deducting its fees and expenses. You will receive these distributions in proportion to the number of underlying shares that your ADSs represent.

Except as stated below, to the extent the depositary is legally permitted it will deliver the distributions to ADR holders in proportion to their interests in the following manner:

•	Cash. The depositary will distribute any U.S. dollars available to it resulting from a cash dividend or other cash distribution or the net proceeds of sales of any other distribution or portion thereof (to the extent applicable), on an averaged or other practicable basis, subject to:

•	appropriate adjustments for taxes withheld;

•	the distribution being impermissible or impracticable with respect to specific registered holders; and

•

deduction of the depositary’s fees, if applicable, and the depositary’s expenses in (1) converting any foreign currency to U.S. dollars to the extent that it determines that the conversion may be made on a reasonable basis, (2) transferring foreign currency or U.S. dollars to the United States by such means as the depositary may determine to the extent that it determines that the transfer may be made on a reasonable basis, (3) obtaining any approval or license of any governmental authority required for the conversion or transfer, which is obtainable at a reasonable cost and within a reasonable time and (4) making any sale by public or private means.

•	Shares. In the case of a distribution in shares, the depositary will deliver additional ADRs to evidence the number of ADSs representing those shares. Only whole ADSs will be issued. Any shares which would result in fractional ADSs will be sold and the net proceeds will be distributed to the ADR holders entitled thereto. In the event we offer to the owners of any deposited securities an option to elect to receive dividends in fully paid shares instead of cash, we and the depositary shall consult to determine whether to make the option available to the owner and the procedures to be followed.

•	Rights to receive additional shares. In the case of a distribution of rights to subscribe for additional shares or other rights, if we provide satisfactory evidence that the depositary may lawfully distribute the rights, the depositary may arrange for ADR holders to instruct the depositary as to the exercise of the rights. However, if we do not furnish that evidence or if the depositary determines it is not practical to distribute the rights, the depositary may after receiving our written approval:

•	sell the rights if practicable and distribute the net proceeds as cash; or

•	if the rights appear to be about to lapse, use reasonable efforts to sell the rights.

•	Other distributions. In the case of a distribution of securities or property other than those described above, the depositary may either:

•	distribute the securities or property in any manner it deems equitable and practicable;

•	to the extent the depositary deems distribution of the securities or property not to be equitable and practicable, after consultation with us to the extent practicable, sell the securities or property and distribute any net proceeds in the same way it distributes cash; or

•	hold the distributed property in which case the ADSs will also represent the distributed property.

We have no obligation to file a registration statement under the Securities Act in order to make any rights available to ADR holders.

Any U.S. dollars will be distributed by checks drawn on a bank in the United States for whole dollars and cents (payments will be rounded to the nearest whole cent).

The depositary may choose any practical method of distribution for any specific ADR holder, including the distribution of foreign currency, securities or property, or it may retain the items, without paying interest on or investing them, on behalf of the ADR holder as deposited securities.

The depositary is not responsible if it decides that it is unlawful or impractical to make a distribution available to any ADR holders.

The depositary may not be able to convert any currency at a specified exchange rate or sell any property, rights, shares or other securities at a specified price, and these transactions may not be completed within a specified time period.

Deposit, withdrawal and cancellation

How are ADSs issued?

The depositary will deliver ADSs if you or your broker deposits shares or evidence of rights to receive shares with the custodian.

Shares deposited in the future with the custodian must be accompanied by certain documents, including instruments showing that the shares have been properly transferred or endorsed to the person on whose behalf the deposit is being made. Shares may be so deposited through:

•	entry in the share register maintained by us; or

•	the electronic transfer of shares to the account maintained by the custodian for that purpose.

The custodian will hold all deposited shares for the account of the depositary.

The custodian will also hold any additional securities, property and cash received on or in substitution for the deposited shares. The deposited shares and any additional items are referred to as “deposited securities.”

Upon each deposit of shares, receipt of related delivery documentation and compliance with the other provisions of the deposit agreement, including the payment of the fees and charges of the depositary and any taxes or other fees or charges owing, the depositary will deliver an ADR or ADRs in the name of the person entitled thereto evidencing the number of ADSs to which the person is entitled. ADRs will be delivered at the depositary’s principal New York office or any other location that it may designate as its transfer office.

How do ADR holders cancel an ADS and obtain deposited securities?

When you turn in your ADS at the depositary’s office, the depositary will, upon payment of applicable fees, charges and taxes, and upon receipt of proper instructions, deliver the underlying shares in accordance with your instructions.

The depositary may only restrict the withdrawal of deposited securities in connection with:

•	temporary delays caused by closing our transfer books or those of the depositary or the deposit of shares in connection with voting at a shareholders’ meeting, or the payment of dividends;

•	the payment of fees, taxes and similar charges; or

•	compliance with any U.S. or foreign laws or governmental regulations relating to the ADRs or to the withdrawal of deposited securities.

This right of withdrawal may not be limited by any other provision of the deposit agreement.

Voting rights

How do ADR holders vote?

You may instruct the depositary how to exercise the voting rights for the shares which underlie your ADSs. Each of your ADSs represents ten shares. After receiving voting materials from us, if we ask it to, the depositary will notify the ADR holders of any shareholders’ meeting or solicitation of consents or proxies. This notice will describe how you may instruct the depositary to exercise the voting rights for the shares which underlie your ADSs. For instructions to be valid, the depositary must receive them on or before the date the depositary will set. The depositary will try, as far as is practical, subject to the provisions of and governing the underlying shares or other deposited securities, to vote or to have its agents vote the shares or other deposited securities as you instruct. The depositary will only vote or attempt to vote as you instruct. The depositary will not itself exercise any voting discretion. If we asked the depositary to solicit your instructions and the depositary does not receive voting instructions from you by the specified date, it will consider you to have authorized and directed it to give a discretionary proxy to a person designated by us to vote the number of deposited securities represented by your ADSs, in favor of any proposal or recommendations made by us. The depositary will give a discretionary proxy in those circumstances to vote on all questions to be voted upon unless we notify the depositary that:

•	we do not wish to receive a discretionary proxy;

•	we think there is substantial shareholder opposition to the particular question; or

•	we think the particular question would have a adverse impact on our shareholders.

Neither the depositary nor its agents are responsible for any failure to carry out any voting instructions, for the manner in which any vote is cast or for the effect of any vote.

There is no guarantee that you will receive voting materials in time to instruct the depositary to vote and it is possible that you, or persons who hold their ADSs through brokers, dealers or other third parties, will not have the opportunity to exercise a right to vote.

Record dates

The depositary may fix record dates for the determination of the ADR holders who will be entitled:

•	to receive a dividend, distribution or rights, or

•	to give instructions for the exercise of voting rights at a meeting of holders of shares or other deposited securities,

all subject to the provisions of the deposit agreement.

Reports and other communications

Will I be able to view your reports?

The depositary will make available for inspection by ADR holders any written communications from us which are both received by the custodian or its nominee as a holder of deposited securities and made generally available to the holders of deposited securities. We will furnish these communications in English when so required by any SEC rules or regulations.

Additionally, if we make any written communications generally available to holders of our shares, we will provide copies to the depositary or the custodian. When the depositary or the custodian actually receives those written communications, the depositary will, if we ask it to, mail copies of them, or, at its option, summaries of them to ADR holders.

Fees and expenses

What fees and expenses will I be responsible for paying?

ADR holders will be charged a fee for each issuance of ADSs, including issuances resulting from distributions of shares, rights and other property, and for each surrender of ADSs in exchange for deposited securities, including if the deposit agreement terminates. The fee in each case is USD5.00 or less for each 100 ADSs (or any portion thereof) issued or surrendered. To the extent permitted by the rules of any stock exchange on which ADSs are listed for trading, ADR holders will be charged a fee of $.02 or less per ADSs for any cash distribution to you. ADR holders will be charged a fee equivalent to the fee that would be payable if securities distributed to you had been shares and the shares had been deposited for issuance of ADSs for any distribution of securities distributed to holders of deposited securities which are distributed by the depositary to ADR holders. ADR holders or persons depositing shares may also be charged the following expenses:

•	stock transfer or other taxes and other governmental charges;

•	cable, telex and facsimile transmission and delivery charges incurred at your request;

•	transfer or registration fees for the registration of transfer of deposited securities on any applicable register in connection with the deposit or withdrawal of deposited securities;

•	expenses of the depositary in connection with the conversion of foreign currency into U.S. dollars; and

•	any charges incurred by the depositary or its agents for servicing the deposited securities.

We will pay all other charges and expenses of the depositary and any agent of the depositary (except the custodian) pursuant to agreements from time to time between us and the depositary. The fees described above may be amended from time to time.

Payment of taxes

ADR holders must pay any tax or other governmental charge payable by the custodian or the depositary on any ADS or ADR, deposited security or distribution. If an ADR holder owes any tax or other governmental charge, the depositary may (1) deduct the amount thereof from any cash distributions or (2) sell deposited securities and deduct the amount owing from the net proceeds of the sale. In either case the ADR holder remains liable for any shortfall. Additionally, if any tax or governmental charge is unpaid, the depositary may also refuse to effect any registration, registration of transfer, split-up or combination of deposited securities or withdrawal of deposited securities. If any tax or governmental charge is required to be withheld on any non-cash distribution, the depositary may sell the distributed property or securities to pay the taxes and distribute any remaining net proceeds to the ADR holders entitled thereto.

Reclassifications, recapitalizations and mergers

If we take certain actions that affect the deposited securities, including (1) any change in par value, split-up, consolidation, cancellation or other reclassification of deposited securities or (2) any recapitalization, restructuring, merger, consolidation, liquidation, receivership, bankruptcy or sale of all or substantially all of our assets, then the depositary may choose to:

•	amend the form of ADR;

•	distribute additional or amended ADRs;

•	distribute cash, securities or other property it has received in connection with these actions;

•	sell any securities or property received and distribute the proceeds as cash; or

•	none of the above.

If the depositary does not choose any of the above options, any of the cash, securities or other property it receives will constitute part of the deposited securities and each ADS will then represent a proportionate interest in the property.

Amendment and termination

How may the deposit agreement be amended?

We may agree with the depositary to amend the deposit agreement and the ADSs without your consent for any reason. ADR holders must be given at least 30 days’ notice of any amendment that imposes or increases any fees or charges (other than stock transfer or other taxes and other governmental charges, transfer or registration fees, cable, telex or facsimile transmission costs, delivery costs or other such expenses), or affects any substantial existing right of ADR holders. If an ADR holder continues to hold an ADR or ADRs after being so notified, the ADR holder is deemed to agree to the amendment.

No amendment will impair your right to surrender your ADSs and receive the underlying securities except to the extent necessary to comply with mandatory provisions of applicable law. If a government body adopts new laws or rules which require the deposit agreement or the ADSs to be amended, we and the depositary may make the necessary amendments, which could take effect before you receive notice thereof.

How may the deposit agreement be terminated?

The depositary may terminate the deposit agreement by giving the ADR holders at least 30 days’ prior notice, and it must do so at our request. After termination, the depositary’s only responsibility will be (1) to deliver deposited securities to ADR holders who surrender their ADRs and (2) to hold or sell distributions received on deposited securities. After the expiration of six months from the termination date, the depositary may sell the deposited securities which remain and hold the net proceeds of the sales, without liability for interest, in trust for the ADR holders who have not yet surrendered their ADRs. After making the sale, the depositary shall have no obligations except to account for the proceeds and other cash. The depositary will not be required to invest the proceeds or pay interest on them.

Limitations on obligations and liability to ADR holders

The deposit agreement expressly limits the obligations and liability of the depositary, the Company and their respective agents. Neither the Company nor the depositary nor any agent will be liable if:

•	law, regulation, the provisions of or governing any deposited securities, act of God, war or other circumstance beyond its control shall prevent, delay or subject to any civil or criminal penalty any act which the deposit agreement or the ADRs provide shall be done or performed by it;

•	it exercises or fails to exercise discretion under the deposit agreement or the ADR;

•	it performs its obligations without negligence or bad faith;

•	it takes any action or inaction by it in reliance upon the advice of or information from legal counsel, accountants, any person presenting shares for deposit, any registered holder of ADRs, or any other person believed by it to be competent to give the advice or information; or

•	it relies upon any written notice, request, direction or other document believed by it to be genuine and to have been signed or presented by the proper party or parties.

No disclaimer of liability under the Securities Act is intended by any provision of the deposit agreement.

Neither we nor the depositary nor our respective agents have any obligation to appear in, prosecute or defend any action, suit or other proceeding in respect of any deposited securities or the ADRs on your behalf.

The depositary will not be responsible for failing to carry out instructions to vote the deposited securities, for the manner in which the deposited securities are voted or the effect of the vote.

The depositary may own and deal in deposited securities and in ADSs.

Disclosure of interest in ADSs

From time to time we may request you and other holders and beneficial owners of ADSs to provide information as to:

•	the capacity in which you and other holders and beneficial owners own or owned ADSs;

•	the identity of any other persons then or previously interested in the ADSs; and

•	the nature of your interest and various other matters.

You agree to provide any information requested by us or the depositary pursuant to the deposit agreement.

Requirements for depositary actions

We, the depositary or the custodian may refuse to:

•	issue, register or transfer an ADR or ADRs;

•	effect a split-up or combination of ADRs;

•	deliver distributions on any ADRs; or

•	permit the withdrawal of deposited securities (unless the deposit agreement provides otherwise),

until the following conditions have been met:

•	the holder has paid all taxes, governmental charges and fees and expenses as required in the deposit agreement;

•	the holder has provided the depositary with any information it may deem necessary or proper, including, without limitation, proof of identity and the genuineness of any signature; and

•	the holder has complied with such regulations as the depositary may establish under the deposit agreement.

The depositary may also suspend the issuance of ADSs, the deposit of shares or the registration, transfer, split-up or combination of ADRs if the register for ADRs or any deposited securities is closed or if we or the depositary decide it is advisable to do so.

Books of depositary

The depositary or its agent will maintain a register for the registration, registration of transfer, combination and split-up of ADRs. You may inspect these records during regular business hours, but solely for the purpose of communicating with other holders in the interest of business matters relating to the deposit agreement.

The depositary will maintain facilities to record and process the issuance, cancellation, combination, split-up and transfer of ADRs. These facilities may be closed from time to time, to the extent not prohibited by law, for example, in observance of holidays, when setting a record date or determining entitlements to rights or other benefits and as a result of events of force majeure.

Pre-release of ADSs

Unless we request in writing that the depositary cease doing so, the depositary may execute and deliver receipts prior to the receipt of shares. The depositary may deliver ADSs prior to the deposit with the custodian of shares (or rights to receive shares). This is called a pre-release of the ADSs. A pre-release is closed out as soon as the underlying shares (or other ADSs) are delivered to the depositary. The depositary may pre-release ADSs only if: (1) before or at the time of the pre-release, the person to whom the pre-release is being made represents to the depositary in writing that it or its customer owns the shares or ADRs to be deposited, assigns all beneficial rights, title and interest in such shares and will not take any action with respect to those shares inconsistent with the transfer of beneficial ownership; (2) the pre-release is fully collateralized with cash, U.S. government securities, or other collateral that the depositary determines in good faith that will provide similar liquidity and security; and (3) the depositary must be able to close out the pre-release on not more than five business days’ notice. Each pre-release will be subject to such further indemnities and credit regulations as the depositary deems appropriate.

In general, the number of pre-released ADSs will not constitute more than 30% of all ADSs outstanding at any given time (excluding those evidenced by pre-released ADSs). However, the depositary may change or disregard this limit from time to time as it deems appropriate and may, with our prior written consent, change such limit for the purpose of general application. The depositary will also set U.S. dollar limits with respect to pre-release transactions to be entered into on a case-by-case basis as the depositary deems appropriate. The depositary shall hold the collateral referred to above under (2) as security for the performance of the pre-release obligations to the depositary in connection with a pre-release transaction, including a holder’s obligation to deliver shares or ADSs upon termination of a pre-release transaction. The depositary may retain for its own account any earnings on collateral for pre-released ADSs and its charges for issuance thereof.

SHARES ELIGIBLE FOR FUTURE SALE

Prior to this offering, there has been no market for our ADSs or shares in the United States, and there can be no assurance that a significant public market for our ADSs will develop or be sustained after this offering. Future sales of substantial amounts of our shares or ADSs in the public market following this offering or the perception that such future sales may occur could adversely affect market prices prevailing from time to time and could impair our future ability to raise capital through sale of our equity securities.

Upon completion of this offering and conversion of the Subordinated Loans, we expect that 1,396,551,886 shares will be outstanding including those represented by ADSs, However, simultaneously with, or as soon as practicable after, the consummation of this offering, ISL will make an all-assets-and-liabilities contribution to the Company in exchange for newly issued shares of the Company, as a result of which, assuming an initial public offering price of USD17.50 per ADS and that the underwriters’ overallotment option is exercised in full, we expect to have 2,055,507,828 shares outstanding including those represented by ADSs.

The ADSs sold in this offering will be freely tradable without restriction under the Securities Act, except for any ADSs purchased by our “affiliates” as that term is defined in Rule 144 under the Securities Act. Rule 144 defines an affiliate of a company as a person that, directly or indirectly, through one or more intermediaries, controls or is controlled by, or is under common control with, our company. All outstanding shares prior to this offering are “restricted securities” as that term is defined in Rule 144 because they were issued in private transactions not involving a public offering. Restricted shares may be sold in the public market in the United States only if registered or if they qualify for an exemption from registration, such as the exemptions under Rule 144 or Rule 144(k) under the Securities Act, which rules are summarized below. This prospectus may not be used in connection with any resale of our ADSs acquired in this offering by our affiliates.

Rule 144

In general, under Rule 144 as currently in effect, a person, including a person who may be deemed our affiliate who has beneficially owned restricted shares for at least one year, would be entitled to sell, within any three-month period, a number of shares that does not exceed the greater of:

•	one percent of the then outstanding shares, which will equal approximately 20.5 million shares immediately after this offering; or

•	the average weekly reported trading volume of our shares in the form of ADSs on the NYSE during the four calendar weeks preceding a sale by such person.

For purposes of applying this volume limit, sales by certain related persons and sales by persons acting in concert must be aggregated. Sales under Rule 144 are also subject to certain manner-of-sale provisions, notice requirements and the availability of current public information about us. For an affiliate, some of these requirements would also apply to sales of unrestricted shares.

Rule 144(k)

Under Rule 144(k), a person who has beneficially held restricted shares for a minimum of two years, including the holding period of any prior owner other than an affiliate, and who is not, and at any time during the three months prior to the sale of those shares has not been, one of our affiliates, is entitled to sell those shares without complying with the volume, manner-of-sale, public notice and other limitations contained in Rule 144.

Lock-Ups

We, ISL, San Faustin, our officers and our directors have agreed with the underwriters not to, subject to certain exceptions, dispose of or hedge any of our securities which are substantially similar to the ADSs or the shares represented thereby or which are convertible or exchangeable into securities which are substantially similar to the ADSs or the shares represented thereby during the period from the date of this prospectus continuing through the date 180 days after the date of this prospectus, except with the prior written consent of Citigroup Global Markets Inc. We expect that Tenaris and Usiminas also will enter into lock-up agreements with the underwriters, but we can give no assurance that any such agreements will be made.

Citigroup Global Markets Inc. may release any of the securities subject to these lock-up agreements in its sole discretion at any time. The release of any lock-up is considered on a case-by-case basis. Factors in deciding whether to release shares may include the length of time before the lock-up expires, the number of shares involved, the reason for the requested release, market conditions, the trading price of our shares, historical trading volumes of our shares and whether the person seeking the release is an officer, director or affiliate of ours.

TAXATION

The following discussion of the material Luxembourg and United States federal income tax consequences of an investment in our ADSs is based upon laws and relevant interpretations thereof in effect as of the date of this prospectus, all of which are subject to change. This discussion does not address all possible tax consequences relating to an investment in our ADSs, such as the tax consequences under United States state and local tax laws.

Grand Duchy of Luxembourg

This section describes the material Luxembourg tax consequences of owning or disposing of ADSs and is the opinion of Elvinger, Hoss & Prussen, our Luxembourg counsel.

You should consult your own tax adviser regarding the Luxembourg tax consequences of owning and disposing of ADSs in your particular circumstances.

Ownership and disposition of the Company’s ADSs

Holders of the Company’s ADSs will not be subject to Luxembourg income tax, wealth tax or capital gains tax in respect of those ADSs, except for:

(i) individual residents of Luxembourg, entities organized in Luxembourg or entities domiciled or having a permanent establishment in Luxembourg. For purposes of Luxembourg tax law, you are deemed to be an individual resident in Luxembourg, subject to treaty provisions, if you have your domicile or your usual place of residence in Luxembourg, or

(ii) non-resident holders are taxed with respect to the disposition of the Company’s ADSs held for six months or less if such non-resident holder has owned alone, or together with his spouse or minor children, directly or indirectly at any time during the five years preceding the date of disposition more than 10% of the Company’s share capital, or

(iii) non-resident holders are taxed with respect to the disposition of the Company’s ADSs held for six months or more (x) if such non-resident holder has owned alone, or together with his spouse or minor children, directly or indirectly, at any time during the five years preceding the date of disposition, more than 10% of the Company’s share capital and (y) was a Luxembourg resident taxpayer for more than 15 years and has become a non-resident tax payer less than 5 years before the moment of disposition of the ADSs.

No inheritance tax is payable by a holder of the Company’s ADSs except if the deceased holder was a resident of Luxembourg at the time of death.

There is no Luxembourg transfer duty or stamp tax on the purchase or disposition of the ADSs.

Dividends received on the Company’s ADSs by non-Luxembourg resident holders

No withholding tax applies in Luxembourg on dividends distributed by the Company. No taxes apply in Luxembourg on dividends received by holders who are not resident in Luxembourg and who do not maintain a permanent establishment in Luxembourg to which the holding of the ADSs is effectively connected.

Holding company status

The above tax treatment in Luxembourg results from the tax status of the Company as a Luxembourg holding company under the law of 31st July 1929 relating to holding companies. Pursuant to the law of June 21, 2005, holding companies that for a given fiscal year derive more than 5% of their dividend income from participations in non-resident companies that are not subject to an income tax comparable to the corporate income tax applied in the Grand Duchy of Luxembourg, will be excluded from the foregoing tax regime and will be subject to ordinary taxation in Luxembourg. This law, however, contains a grandfathering clause pursuant to which companies benefiting from the holding company status prior to July 1, 2005 will only be subject to this provision as of January 1, 2011. The Company benefits from the grandfathering provision.

United States federal income taxation

This section describes the material United States federal income tax consequences of owning ADSs and is the opinion of Sullivan & Cromwell LLP, our special U.S. counsel. It applies to you only if you acquire your

ADSs in this offering and you hold your ADSs as capital assets for tax purposes. This section does not apply to you if you are a member of a special class of holders subject to special rules, including:

•	a dealer in securities,

•	a bank,

•	a trader in securities that elects to use a mark-to-market method of accounting for securities holdings,

•	a tax-exempt organization,

•	a person who invests through a pass-through entity, including a partnership,

•	a life insurance company,

•	a person liable for alternative minimum tax,

•	a person that actually or constructively owns 10% or more of the Company’s voting stock or its ADSs,

•	a person that holds ADSs as part of a straddle or a hedging or conversion transaction, or

•	a U.S. holder (as defined below) whose functional currency is not the U.S. dollar.

This section is based on the Internal Revenue Code of 1986, as amended, its legislative history, existing and proposed regulations, published rulings and court decisions. These laws are subject to change, possibly on a retroactive basis. In addition, this section is based in part upon the representations of the depositary and the assumption that each obligation in the deposit agreement and any related agreement will be performed in accordance with its terms.

If a partnership holds the ADSs, the tax treatment of a partner will generally depend upon the status of the partner and the activities of the partnership. Each such partner holding the ADSs is urged to consult his, her or its own tax advisor.

You are a U.S. holder if you are a beneficial owner of ADSs and you are:

•	a citizen or resident of the United States,

•	a domestic corporation,

•	an estate whose income is subject to United States federal income tax regardless of its source, or

•	a trust if a United States court can exercise primary supervision over the trust’s administration and one or more United States persons are authorized to control all substantial decisions of the trust.

A “non-U.S. holder” is a beneficial owner of ADSs that is not a United States person for United States federal income tax purposes.

You should consult your own tax advisor regarding the United States federal, state and local and other tax consequences of owning and disposing of ADSs in your particular circumstances.

This discussion addresses only United States federal income taxation.

In general, and taking into account the earlier assumptions, for United States federal income tax purposes, if you hold ADRs evidencing ADSs, you will be treated as the owner of the shares represented by those ADRs. Exchanges of shares for ADRs, and ADRs for shares, generally will not be subject to United States federal income tax.

Taxation of dividends

U.S. holders.    Under the United States federal income tax laws, and subject to the passive foreign investment company, or PFIC, rules discussed below, if you are a U.S. holder, the gross amount of any dividend the Company pays out of its current or accumulated earnings and profits (as determined for United States federal income tax purposes) is subject to United States federal income taxation. If you are a noncorporate U.S. holder, dividends paid to you in taxable years beginning before January 1, 2009 that constitute qualified dividend income will be taxable to you at a maximum tax rate of 15% provided that you hold the shares or ADSs for more than 60 days during the 121-day period beginning 60 days before the ex-dividend date and meet other holding period requirements. Dividends the Company pays with respect to the ADSs generally will be qualified dividends.

You must include any Luxembourg tax withheld from the dividend payment in this gross amount even though you do not in fact receive it. The dividend is taxable to you when you, in the case of shares, or the depositary, in the case of ADSs, receive the dividend, actually or constructively. The dividend will not be eligible for the dividends-received deduction generally allowed to United States corporations in respect of dividends received from other United States corporations. Distributions in excess of current and accumulated earnings and profits, as determined for United States federal income tax purposes, will be treated as a non-taxable return of capital to the extent of your basis in the ADSs and thereafter as capital gain.

Subject to certain limitations, any Luxembourg tax withheld and paid over to Luxembourg will be creditable against your United States federal income tax liability. Special rules apply in determining the foreign tax credit limitation with respect to dividends that are subject to the maximum 15% tax rate. To the extent a refund of the tax withheld is available to you under Luxembourg law or under any applicable treaty, the amount of tax withheld that is refundable will not be eligible for credit against your United States federal income tax liability.

Dividends will be income from sources outside the United States, but dividends paid in taxable years beginning before January 1, 2007 generally will be “passive” or “financial services” income, and dividends paid in taxable years beginning after December 31, 2006 will, depending on your circumstances, be “passive” or “general” income which, in either case, is treated separately from other types of income for purposes of computing the foreign tax credit allowable to you.

Non-U.S. holders.    If you are a non-U.S. holder, dividends paid to you in respect of ADSs will not be subject to United States federal income tax unless the dividends are “effectively connected” with your conduct of a trade or business within the United States, and the dividends are attributable to a permanent establishment that you maintain in the United States if that is required by an applicable income tax treaty as a condition for subjecting you to United States taxation on a net income basis. In such cases you generally will be taxed in the same manner as a U.S. holder. If you are a corporate non-U.S. holder, “effectively connected” dividends may, under certain circumstances, be subject to an additional “branch profits tax” at a 30% rate or at a lower rate if you are eligible for the benefits of an income tax treaty that provides for a lower rate.

Taxation of capital gains

U.S. holders.    Subject to the PFIC rules discussed below, if you are a U.S. holder and you sell or otherwise dispose of your ADSs, you will recognize capital gain or loss for United States federal income tax purposes equal to the difference between the U.S. dollar value of the amount that you realize and your tax basis, determined in U.S. dollars, in your ADSs. Capital gain of a noncorporate U.S. holder that is recognized before January 1, 2009 is generally taxed at a maximum rate of 15% where the holder has a holding period greater than one year. The gain or loss will generally be income or loss from sources within the United States for foreign tax credit limitation purposes.

Non-U.S. holders.    If you are a non-U.S. holder, you will not be subject to United States federal income tax on gain recognized on the sale or other disposition of your ADSs unless:

•	the gain is “effectively connected” with your conduct of a trade or business in the United States, and the gain is attributable to a permanent establishment that you maintain in the United States if that is required by an applicable income tax treaty as a condition for subjecting you to United States taxation on a net income basis, or

•	you are an individual, you are present in the United States for 183 or more days in the taxable year of the sale and certain other conditions exist.

If you are a corporate non-U.S. holder, “effectively connected” gains that you recognize may also, under certain circumstances, be subject to an additional “branch profits tax” at a 30% rate or at a lower rate if you are eligible for the benefits of an income tax treaty that provides for a lower rate.

PFIC rules

Based on the Company’s expected income and assets, it is highly unlikely that the ADSs will be treated as stock of a PFIC for United States federal income tax purposes, but this conclusion is a factual determination that is made annually and thus may be subject to change. If the Company were to be treated as a PFIC, unless a U.S. holder elects to be taxed annually on a mark-to-market basis with respect to the ADSs, gain realized on the sale or other disposition of your ADSs would in general not be treated as capital gain. Instead, if you are a U.S. Holder, you would be treated as if you had realized such gain and certain “excess distributions” ratably over your holding period for the ADSs and would be taxed at the highest tax rate in effect for each such year to which the gain was allocated, together with an interest charge in respect of the tax attributable to each such year. With certain exceptions, your ADSs will be treated as stock in a PFIC if the Company were a PFIC at any time during your holding period in your ADSs. Dividends that you receive from the Company will not be eligible for the special tax rates applicable to qualified dividend income if the Company is treated as a PFIC with respect to you either in the taxable year of the distribution or the preceding taxable year, but instead will be taxable at rates applicable to ordinary income.

Backup withholding and information reporting.

If you are a noncorporate U.S. holder, information reporting requirements, on Internal Revenue Service Form 1099, generally will apply to:

•	dividend payments or other taxable distributions made to you within the United States, and

•	the payment of proceeds to you from the sale of ADSs effected at a United States office of a broker.

Additionally, backup withholding may apply to such payments if you are a noncorporate U.S. holder that:

•	fails to provide an accurate taxpayer identification number,

•	is notified by the Internal Revenue Service that you have failed to report all interest and dividends required to be shown on your federal income tax returns, or

•	in certain circumstances, fails to comply with applicable certification requirements.

If you are a non-U.S. holder, you are generally exempt from backup withholding and information reporting requirements with respect to:

•	dividend payments made to you outside the United States by us or another non-United States payor, and

•	other dividend payments and the payment of the proceeds from the sale of ADSs effected at a United States office of a broker, as long as the income associated with such payments is otherwise exempt from United States federal income tax, and

•	the payor or broker does not have actual knowledge or reason to know that you are a United States person and you have furnished the payor or broker:

•	an Internal Revenue Service Form W-8BEN or an acceptable substitute form upon which you certify, under penalties of perjury, that you are a non-United States person, or

•	other documentation upon which it may rely to treat the payments as made to a non-United States person in accordance with U.S. Treasury regulations, or

•	you otherwise establish an exemption.

Payment of the proceeds from the sale of ADSs effected at a foreign office of a broker generally will not be subject to information reporting or backup withholding. However, a sale of ADSs that is effected at a foreign office of a broker will be subject to information reporting and backup withholding if:

•	the proceeds are transferred to an account maintained by you in the United States,

•	the payment of proceeds or the confirmation of the sale is mailed to you at a United States address, or

•	the sale has some other specified connection with the United States as provided in U.S. Treasury regulations,

unless the broker does not have actual knowledge or reason to know that you are a United States person and the documentation requirements described above are met or you otherwise establish an exemption.

In addition, a sale of ADSs effected at a foreign office of a broker will be subject to information reporting if the broker is:

•	a United States person,

•	a controlled foreign corporation for United States tax purposes,

•	a foreign person 50% or more of whose gross income is effectively connected with the conduct of a United States trade or business for a specified three-year period, or

•	a foreign partnership, if at any time during its tax year:

•	one or more of its partners are “U.S. persons,” as defined in U.S. Treasury regulations, who in the aggregate hold more than 50% of the income or capital interest in the partnership, or

•	such foreign partnership is engaged in the conduct of a United States trade or business,

unless the broker does not have actual knowledge or reason to know that you are a United States person and the documentation requirements described above are met or you otherwise establish an exemption. Backup withholding will apply if the sale is subject to information reporting and the broker has actual knowledge that you are a United States person.

You generally may obtain a refund of any amounts withheld under the backup withholding rules that exceed your income tax liability by filing a refund claim with the United States Internal Revenue Service.

UNDERWRITING

The offering consists of an offering of a total of 24,844,720 ADSs in the United States.

Citigroup Global Markets Inc., 388 Greenwich Street, New York, NY 10013, is acting as representative of the underwriters named below.

Subject to the terms and conditions stated in the underwriting agreement dated the date of this prospectus, each underwriter named below has agreed to purchase, and we have agreed to sell to that underwriter, the number of ADSs set forth opposite the underwriter’s name.

Underwriter	Number of ADSs
Citigroup Global Markets Inc.
Deutsche Bank Securities Inc.
J.P. Morgan Securities Inc.
Morgan Stanley & Co. Incorporated
BNP Paribas Securities Corp.
Calyon Securities (USA) Inc.
Bayerische Hypo- und Vereinsbank AG

Total	24,844,720

The underwriting agreement provides that the obligations of the underwriters to purchase the ADSs included in this offering are subject to approval of legal matters by counsel and to other conditions. The underwriters are obligated to purchase all the ADSs (other than those covered by the over-allotment option described below) if they purchase any of the ADSs.

The underwriters propose to offer some of the ADSs directly to the public at the public offering price set forth on the cover page of this prospectus and some of the ADSs to dealers at the public offering price less a concession not to exceed USD             per ADS. The underwriters may allow, and dealers may reallow, a concession not to exceed USD             per ADS on sales to other dealers. If all the ADSs are not sold at the initial offering price, the representatives may change the public offering price and the other selling terms.

We have granted to the underwriters an option, exercisable for 30 days from the date of this prospectus, to purchase up to 3,726,708 additional ADSs at the public offering price less the underwriting discount. The underwriters may exercise the option solely for the purpose of covering over-allotments, if any, in connection with this offering. To the extent the option is exercised, each underwriter must purchase a number of additional ADSs approximately proportionate to that underwriter’s initial purchase commitment. Under the Corporate Reorganization Agreement, ISL will commit to deliver shares of the Company to the underwriters in an amount sufficient to satisfy the Company’s obligation under the over-allotment option.

The underwriters have entered into an agreement in which they agree to restrictions on where and to whom they and any dealer purchasing from them may offer ADSs.

We, ISL, San Faustin, our officers and our directors have agreed that, for a period of 180 days from the date of this prospectus, we or they will not, without the prior consent of Citigroup Global Markets Inc., dispose of or hedge any shares of our common stock or any securities convertible into or exchangeable for our common stock, subject to certain exceptions. The global coordinator in its sole discretion may release any of the securities subject to these lock-up agreements at any time without notice. We expect that Tenaris and Usiminas also will enter into lock-up agreements with the underwriters, but we can give no assurance that any such agreements will be made.

In relation to each member state of the European Economic Area that has implemented the Prospectus Directive (each, a relevant member state), with effect from and including the date on which the Prospectus Directive is implemented in that relevant member state (the relevant implementation date), an offer of ADSs described in this prospectus may not be made to the public in that relevant member state prior to the publication of a prospectus in relation to the ADSs that has been approved by the competent authority in that relevant member state or, where appropriate, approved in another relevant member state and notified to the competent authority in that relevant member state, all in accordance with the Prospectus Directive, except that, with effect from and including the relevant implementation date, an offer of securities may be offered to the public in that relevant member state at any time:

•	to any legal entity that is authorized or regulated to operate in the financial markets or, if not so authorized or regulated, whose corporate purpose is solely to invest in securities;

•	to any legal entity that has two or more of (1) an average of at least 250 employees during the last financial year; (2) a total balance sheet of more than €43,000,000 and (3) an annual net turnover of more than €50,000,000, as shown in its last annual or consolidated accounts; or

•	in any other circumstances that do not require the publication of a prospectus pursuant to Article 3 of the Prospectus Directive.

Each purchaser of ADSs described in this prospectus located within a relevant member state will be deemed to have represented, acknowledged and agreed that it is a “qualified investor” within the meaning of Article 2(1)(e) of the Prospectus Directive.

For purposes of this provision, the expression an “offer to the public” in any relevant member state means the communication in any form and by any means of sufficient information on the terms of the offer and the securities to be offered so as to enable an investor to decide to purchase or subscribe for the securities, as the expression may be varied in that member state by any measure implementing the Prospectus Directive in that member state, and the expression “Prospectus Directive” means Directive 2003/71/EC and includes any relevant implementing measure in each relevant member state.

The sellers of the ADSs have not authorized and do not authorize the making of any offer of ADSs through any financial intermediary on their behalf, other than offers made by the underwriter with a view to the final placement of the ADSs as contemplated in this prospectus. Accordingly, no purchaser of the ADSs, other than the underwriter, is authorized to make any further offer of the ADSs on behalf of the sellers or the underwriter.

Each underwriter has represented, warranted and agreed that:

•	This prospectus is only being distributed to, and is only directed at, persons in the United Kingdom that are qualified investors within the meaning of Article 2(1)(e) of the Prospectus Directive (“Qualified Investors”) that are also (i) investment professionals falling within Article 19(5) of the Financial Services and Markets Act 2000 (Financial Promotion) Order 2005 (the “Order”) or (ii) high net worth entities, and other persons to whom it may lawfully be communicated, falling within Article 49(2)(a) to (d) of the Order (all such persons together being referred to as “relevant persons”). This prospectus and its contents are confidential and should not be distributed, published or reproduced (in whole or in part) or disclosed by recipients to any other persons in the United Kingdom. Any person in the United Kingdom that is not a relevant person should not act or rely on this document or any of its contents;

•	it has only communicated and caused to be communicated and will only communicate or cause to be communicated any invitation or inducement to engage in investment activity (within the meaning of section 21 of the Financial Services and Markets Act 2000 (“FSMA”)) received by it in connection with the issue or sale of any ADSs included in this offering in circumstances in which section 21(1) of the FSMA does not apply to us;

•	it has complied and will comply with all applicable provisions of the FSMA with respect to anything done by it in relation to the shares included in this offering in, from or otherwise involving the United Kingdom; and

•	the offer in The Netherlands of the ADSs included in this offering is exclusively limited to persons who trade or invest in securities in the conduct of a profession or business (which include banks, stockbrokers, insurance companies, pension funds, other institutional investors and finance companies and treasury departments of large enterprises).

Neither this prospectus nor any other offering material relating to the ADSs described in this prospectus has been submitted to the clearance procedures of the Autorité des Marchés Financiers or by the competent authority of another member state of the European Economic Area and notified to the Autorité des Marchés Financiers. The ADSs have not been offered or sold and will not be offered or sold, directly or indirectly, to the public in France. Neither this prospectus nor any other offering material relating to the ADSs has been or will be

•	released, issued, distributed or caused to be released, issued or distributed to the public in France or

•	used in connection with any offer for subscription or sale of the ADSs to the public in France.

Such offers, sales and distributions will be made in France only

•	to qualified investors (investisseurs qualifiés) and/or to a restricted circle of investors (cercle restreint d’investisseurs), in each case investing for their own account, all as defined in, and in accordance with, Article L.411-2, D.411-1, D.411-2, D.734-1, D.744-1, D.754-1 and D.764-1 of the French Code monétaire et financier;

•	to investment services providers authorized to engage in portfolio management on behalf of third parties; or

•	in a transaction that, in accordance with article L.411-2-II-1°-or-2°-or 3° of the French Code monétaire et financier and article 211-2 of the General Regulations (Règlement Général) of the Autorité des Marchés Financiers, does not constitute a public offer (appel public à l’épargne).

The ADSs may be resold directly or indirectly, only in compliance with Articles L.411-1, L.411-2, L.412-1 and L.621-8 through L.621-8-3 of the French Code monétaire et financier.

Prior to this offering, there has been no public market for our shares or ADSs. Consequently, the initial public offering price for the shares and the ADSs was determined by negotiations among us and the representative. Among the factors considered in determining the initial public offering price were our record of operations, our current financial condition, our future prospects, our markets, the economic conditions and the future prospects for the industry in which we compete, our management and currently prevailing general conditions in the equity securities markets, including current market valuations of publicly traded companies considered comparable to the Company. We cannot assure you, however, that the prices at which the ADSs will sell in the public market after this offering will not be lower than the initial public offering price or that an active trading market in our shares or ADSs will develop and continue after this offering.

An application has been made to list the ADSs on the New York Stock Exchange under the symbol “TX.”

The following table shows the underwriting discounts and commissions that we are to pay to the underwriters in connection with this offering. These amounts are shown assuming (i) both no exercise and full exercise of the underwriters’ option to purchase additional ADSs and (ii) an initial public offering price of USD 17.50 (the midpoint of the range of the initial public offering price set forth on the cover page of the prospectus).

	No exercise	Full exercise
Per ADS	$0.4813	$0.4813
Total	$11,956,522	$13,750,000

In connection with the offering, Citigroup Global Markets Inc., on behalf of the underwriters, may purchase and sell ADSs in the open market. These transactions may include short sales, syndicate covering transaction and stabilizing transactions. Short sales involve syndicate sales of ADSs in excess of the number of ADSs to be purchased by the underwriters in the offering, which creates a syndicate short position. “Covered” short sales are sales of ADSs made in an amount up to the number of ADSs represented by the underwriters’ over-allotment option. In determining the source of shares to close out the covered syndicate short position, the underwriters will consider, among other things, the price of ADSs available for purchase in the open market as compared to the price at which they may purchase ADSs in excess of the over-allotment option. The underwriters must close out any naked short position by purchasing ADSs in the open market. A naked short position is more likely to be created if the underwriters are concerned that there may be downward pressure on the price of the ADSs in the open market after pricing that could adversely affect investors who purchase in the offering. Stabilizing transactions consist of bids for or purchases of ADSs in the open market while the offering is in progress.

The underwriters may impose a penalty bid. Penalty bids permit the underwriters to reclaim a selling concession from a syndicate member when Citigroup Global Markets Inc. repurchases ADSs originally sold by that syndicate member in order to cover syndicate short positions or make stabilizing purchases.

Any of these activities may have the effect of preventing or retarding a decline in the market for the price of the ADSs. They may also cause the price of the ADSs to be higher than the price that would otherwise exist in the open market in the absence of these transactions. The underwriters may conduct these transactions on the New York stock exchange or in the over-the-counter market, or otherwise. If the underwriters commence any of these transactions, they may discontinue them at any time.

We estimate that our portion of the total expenses of this offering, other than the underwriting discounts and commissions, will be $6.25 million.

We expect to deliver the ADSs against payment therefor on or about the date specified in the last paragraph of the cover page of this prospectus, which will be the third business day following the date of the pricing of the ADSs.

Because affiliates of Citigroup Global Markets Inc., J.P. Morgan Securities Inc., BNP Paribas Securities Corp., Caylon Securities (USA) Inc. and Bayerische Hypo- und Vereinsbank AG are lenders under bank loans to two of our affiliates, and will receive more than 10% of the net proceeds of this offering when we repay that facility, they may be deemed to have a “conflict of interest” with us under Rule 2710(h) of the National Association of Securities Dealers, Inc., or NASD. When an NASD member with a conflict of interest participates as an underwriter in a public offering, that rule requires that the initial public offering price may be no higher than that recommended by a “qualified independent underwriter,” as defined by the NASD. In accordance with this rule, Deutsche Bank Securities Inc. has assumed the responsibilities of acting as a qualified independent underwriter. In its role as a qualified independent underwriter, Deutsche Bank Securities Inc. has performed a due diligence investigation and participated in the preparation of this prospectus and the registration statement of which this prospectus is a part. Deutsche Bank Securities Inc. will not receive any additional fees for serving as qualified independent underwriter in connection with this offering. We have agreed to indemnify Deutsche Bank Securities Inc. against liabilities incurred in connection with acting as a qualified independent underwriter, including liabilities under the Securities Act.

The underwriters have performed investment banking and advisory services for us from time to time for which they received customary fees and expenses. The underwriters may, from time to time, engage in transactions with and perform services for us in the ordinary course of their business.

A prospectus in electronic format may be available on the website maintained by one or more of the underwriters. The representative may agree to allocate a number of ADSs to underwriters for sale to their online brokerage account holders. The representative will allocate ADSs to underwriters that may be sold by the underwriters to securities dealers who resell ADSs to online brokerage account holders. The representative will allocate ADSs to underwriters that may make Internet distributions on the same basis as other allocations. In addition, ADSs may be sold by the underwriters to securities dealers who resell ADSs to online brokerage account holders.

ISL is participating in the distribution of the shares in this offering by delivering such shares on our behalf. As such, ISL is acting as an “underwriter” (as that term is defined in the Securities Act) for this offering, but it is receiving no compensation or other fees in that connection. For more information concerning ISL’s role in this transaction, see “Formation of Ternium and Related Party Transactions—Corporate reorganization agreements.”

We have agreed to indemnify the underwriters against certain liabilities, including liabilities under the Securities Act, or to contribute to payments the underwriters may be required to make because of any of those liabilities.

VALIDITY OF SECURITIES

Elvinger, Hoss & Prussen, our Luxembourg counsel, will pass upon the validity of the shares represented by ADSs. Sullivan & Cromwell LLP, New York, New York, our special U.S. counsel, will pass upon the validity of the ADRs evidencing ADSs for us, and Cravath, Swaine & Moore LLP, New York, New York, special U.S. counsel to the underwriters, will pass upon the validity of the ADRs evidencing ADSs for the underwriters.

EXPERTS

The audited combined consolidated financial statements of Ternium as of December 31, 2003 and 2004 and for each of the two years in the period ended December 31, 2004 and the audited combined consolidated condensed interim financial statements of Ternium as of June 30, 2005 and for the six-month period ended June 30, 2005 included in this prospectus have been so included in reliance on the report of Price Waterhouse & Co. SRL, Argentina, an independent registered public accounting firm, given on the authority of said firm as experts in auditing and accounting.

The audited consolidated financial statements of Amazonia as of December 31, 2003 and 2004 and for each of the two years in the period ended December 31, 2004 included in this prospectus have been so included in reliance on the report of Price Waterhouse & Co. SRL, Argentina, an independent registered public accounting firm, given on the authority of said firm as experts in auditing and accounting.

The audited consolidated financial statements of Hylsamex as of December 31, 2003 and 2004 and for the years ended December 31, 2002, 2003 and 2004 included in this prospectus have been so included in reliance on the report of PricewaterhouseCoopers SC, Mexico, an independent registered public accounting firm, given on the authority of said firm as experts in auditing and accounting.

ENFORCEMENT OF CIVIL LIABILITIES

We are a corporation organized under the laws of Luxembourg. All or most of our assets are located outside the United States. Furthermore, all or most of our directors and officers and some experts named in this prospectus reside outside the United States and a substantial portion of their assets are located outside the United States. As a result, investors may not be able to effect service of process within the United States upon us or our directors or officers or some experts or to enforce against us or them in United States courts judgments predicated upon the civil liability provisions of U.S. federal securities law.

We have appointed Techint Inc., 420 Fifth Avenue, 18th Floor, New York, New York 10018, as our agent to receive service of process with respect to any action brought against us in the United States District Court for the Southern District of New York under the federal securities laws of the United States or of any states in the United States or any action brought against us in the Supreme Court of the State of New York under the securities laws of the State of New York.

There is doubt as to the enforceability in original actions in Luxembourg courts of civil liabilities predicated solely upon U.S. federal securities law, and the enforceability in Luxembourg courts of judgments entered by U.S. courts predicated upon the civil liability provisions of U.S. federal securities law will be subject to compliance with procedural requirements under Luxembourg law, including the condition that the judgment does not violate Luxembourg public policy.

EXPENSES RELATED TO THIS OFFERING

The following table sets forth the main expenses related to this offering, other than the underwriting discounts and commissions, which we will be required to pay:

	Amount To Be Paid
SEC registration fee	USD	56,557
NASD filing fee	USD	53,357
NYSE listing fee	USD	174,463
Printing and engraving expenses	USD	350,000
Legal fees and expenses	USD	2,850,000
Accounting fees and expenses	USD	640,000
Miscellaneous	USD	2,125,623

Total	USD	6,250,000

Each of the amounts set forth above, other than the SEC registration fee, the NASD filing fee and the NYSE listing fee, is an estimate. These expenses will be borne by the Company.

WHERE YOU CAN FIND ADDITIONAL INFORMATION

We have filed with the SEC a registration statement on Form F-1 under the Securities Act relating to our shares and a separate registration statement on Form F-6 under the Securities Act relating to our ADSs. This prospectus does not contain all of the information included in the registration statement and the exhibits thereto. For further information concerning the Company and the ADSs offered by this prospectus, you should refer to these registration statements and their exhibits. Some of these exhibits consist of documents or contracts that are described in this Prospectus in summary form. You should read the entire document or contract for the complete terms. You may read and copy the registration statements, the related exhibits, reports and other information that we filed or will file with the SEC at the SEC’s public reference room located at 100 F Street, N.E., Room 1580, Washington, D.C. 20549. Please call the SEC at 1-800-SEC-0330 for further information on the operation of the public reference rooms. The SEC also maintains an Internet site that contains reports, proxy and information statements and other information regarding issuers that file with the SEC. That site is www.sec.gov. Reports and information statements and other information about us may also be inspected at the New York Stock Exchange at 20 Broad Street, New York, New York 10005.

As a result of this offering and the listing of our ADSs on the NYSE, we will be subject to the reporting requirements of the Exchange Act, as applied to foreign private issuers. Because we are a foreign private issuer, the SEC’s rules do not require us to deliver proxy statements or to file quarterly reports. In addition, our “insiders” are not subject to the SEC’s rules that prohibit short-swing trading. We intend to prepare quarterly and annual reports containing consolidated financial statements in accordance with IFRS. Our combined consolidated financial statements will be certified by an independent accounting firm. We intend to submit to the SEC quarterly financial information on Form 6-K simultaneous with or promptly following the publication of that information in Argentina, and we will file annual reports on Form 20-F within the time period required by the SEC, which is currently six months from the close of our fiscal year on December 31. Like the registration statement containing this prospectus, these quarterly and annual reports may be reviewed at the SEC’s public reference room.

As a foreign private issuer under the Securities Act, we are not subject to the proxy rules of Section 14 of the U.S. Securities Exchange Act of 1934, as amended (the “Exchange Act”) or the insider short-swing profit reporting requirements of Section 16 of the Exchange Act.

We have appointed The Bank of New York to act as depositary for our ADSs. During the time the deposit agreement remains in force, we will furnish the depositary with:

•	our annual reports; and

•	summaries of all notices of general meetings of shareholders and other reports and communications that are made generally available to our shareholders.

The depositary will, as provided in the deposit agreement, if we so request, arrange for the mailing of summaries in English of the reports and communications to all record holders of our ADSs. Any record holder of ADSs may read the reports, notices, or summaries thereof, and communications at the depositary’s office located at 101 Barclay Street, New York, New York 10286.

TERNIUM S.A.

COMBINED CONSOLIDATED

CONDENSED INTERIM

FINANCIAL STATEMENTS

As of June 30, 2005 and for the six-month periods

ended June 30, 2005 and 2004

46a, Avenue John F. Kennedy

L-1855

R.C.S. Luxembourg : B 98 668

TERNIUM S.A.

Index to financial statements

Combined Consolidated Condensed Interim Financial Statements

Report of Independent Registered Public Accounting Firm

To the Board of Directors and Shareholders of

Ternium S.A.

In our opinion, the accompanying combined consolidated condensed interim balance sheet and the related combined consolidated condensed interim statements of income, of changes in shareholders’ equity and of cash flows present fairly, in all material respects, the financial position of Ternium S.A. and its subsidiaries at June 30, 2005, and the results of their operations and their cash flows for the six-month period ended June 30, 2005 in conformity with International Financial Reporting Standards. These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these financial statements based on our audits. We conducted our audits of these financial statements in accordance with the standards of the Public Company Accounting Oversight Board (United States of America). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatements. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

International Financial Reporting Standards vary in certain significant respects from accounting principles generally accepted in the United States of America. Information relating to the nature and effect of such differences is presented in Note 17 to the combined consolidated condensed interim financial statements.

Buenos Aires, Argentina

December 27, 2005

PRICE WATERHOUSE & CO. S.R.L.

by	/S/ CARLOS A. PACE (Partner)
Carlos A. Pace

TERNIUM S.A.

Combined Consolidated Condensed Interim Financial Statements

as of June 30, 2005 and for the six-month periods ended June 30, 2005 and 2004

(All amounts in USD thousands)

COMBINED CONSOLIDATED CONDENSED INTERIM INCOME STATEMENT

		Six-month periods ended June 30,
	Notes	2005	2004
		(audited)	(unaudited)
Net sales	1 & 11	1,827,845	670,503
Cost of sales	2 & 11	(905,920)	(381,990)

Gross profit		921,925	288,513

General and administrative expenses	3	(88,553)	(28,666)
Selling expenses	4	(96,674)	(30,299)
Other operating (expense) income, net	6	(7,797)	65

Operating income		728,901	229,613

Financial (expense) income, net	7 & 11	(102,723)	88,707
Excess of fair value of net assets acquired over cost	15	188,356	—
Equity in earnings of associated companies		19,123	104,522

Income before income tax and asset tax expense		833,657	422,842
Income tax and asset tax expense		(105,717)	(79,081)

Net income for the period		727,940	343,761

Attributable to:
Equity holders of the Company		477,609	211,855
Minority interest		250,331	131,906

		727,940	343,761

Weighted average number of shares outstanding (see Note 12)		1,168,943,632	1,168,943,632
Basic and diluted earnings per share for profit attributable to the equity holders of the Company, during the period (expressed in USD per share)		0.41	0.18

The accompanying notes are an integral part of these combined consolidated condensed interim financial statements.

TERNIUM S.A.

Combined Consolidated Condensed Interim Financial Statements

as of June 30, 2005 and for the six-month periods ended June 30, 2005 and 2004

(All amounts in USD thousands)

COMBINED CONSOLIDATED CONDENSED INTERIM BALANCE SHEET

	Notes	June 30, 2005		December 31, 2004
ASSETS
Non-current assets
Property, plant and equipment, net	8	3,508,133		1,244,691
Intangible assets, net	9	15,607		10,049
Investments in associated companies		7,002		309,318
Other investments		13,095		148,569
Receivables, net	11	51,837	3,595,674	15,783	1,728,410

Current assets
Receivables	11	216,500		208,699
Inventories, net		590,057		254,286
Trade receivables, net	11	329,949		171,605
Other investments	11	760		88,755
Cash and cash equivalents	11	586,012	1,723,278	194,875	918,220

Total assets			5,318,952		2,646,630

EQUITY
Capital and reserves attributable to the company’s equity holders			1,443,473		1,026,725

Minority interest			2,114,883		745,126

Total equity			3,558,356		1,771,851

LIABILITIES
Non-current liabilities
Provisions		46,221		11,925
Deferred income tax		603,972		337,473
Other liabilities		91,615		9,104
Borrowings	10	239,123	980,931	1,008	359,510

Current liabilities
Provisions		1,044		960
Current tax liabilities		98,712		158,124
Other liabilities	11	127,883		33,288
Trade payables	11	347,810		194,943
Derivative financial instruments		—		5,956
Borrowings	10 & 11	204,216	779,665	121,998	515,269

Total liabilities			1,760,596		874,779

Total equity and liabilities			5,318,952		2,646,630

The accompanying notes are an integral part of these combined consolidated condensed interim financial statements.

TERNIUM S.A.

Combined Consolidated Condensed Interim Financial Statements

as of June 30, 2005 and for the six-month periods ended June 30, 2005 and 2004

(All amounts in USD thousands)

COMBINED CONSOLIDATED CONDENSED INTERIM STATEMENT OF CHANGES IN SHAREHOLDERS’ EQUITY

	Attributable to the company’s equity holders	Minority Interest	Total Equity
Period ended June 30, 2004 (unaudited)
Balance at January 1, 2004	701,821	550,264	1,252,085
Currency translation differences	(44,693)	(18,908)	(63,601)
Net income for the period	211,855	131,906	343,761

Total recognized income for the period	167,162	112,998	280,160
Contributions	4,048		4,048
Dividends paid in cash	(50,261)	(32,526)	(82,787)

Balance at June 30, 2004	822,770	630,736	1,453,506

Period ended June 30, 2005 (audited)
Balance at January 1, 2005	1,026,725	745,126	1,771,851
Currency translation differences	(35,871)	(29,243)	(65,114)
Net income for the period	477,609	250,331	727,940

Total recognized income for the period	441,738	221,088	662,826
Acquisition of additional equity interest in Amazonia		932,414	932,414
Contributions	54,758		54,758
Dividends paid in cash and other distributions	(171,444)	(108,661)	(280,105)
Revaluation reserve	91,696	324,916	416,612

Balance at June 30, 2005	1,443,473	2,114,883	3,558,356

The accompanying notes are an integral part of these combined consolidated condensed interim financial statements.

TERNIUM S.A.

Combined Consolidated Condensed Interim Financial Statements

as of June 30, 2005 and for the six-month periods ended June 30, 2005 and 2004

(All amounts in USD thousands)

COMBINED CONSOLIDATED CONDENSED INTERIM CASH FLOW STATEMENT

		Six-month periods ended June 30,
	Note	2005	2004
		(audited)	(unaudited)
Cash flows from operating activities
Net income for the period		727,940	343,761
Adjustments for:
Depreciation and amortization	8&9	117,628	45,455
Income tax accruals less payments		(87,299)	21,804
Excess of fair value of net assets acquired over cost	15	(188,356)	—
Equity in earnings of associated companies		(19,123)	(104,522)
Interest accruals less payments		207	716
Changes in provisions		4,460	1,740
Change in working capital		(17,125)	(30,393)
Currency translation adjustment and others		62,804	6,483

Net cash provided by operating activities		601,136	285,044

Cash flows from investing activities
Capital expenditures	8&9	(81,364)	(41,200)
Changes in trust funds		88,755	—
Proceeds from the sale of property, plant and equipment and intangible assets		1,402	1,351

Net cash provided by (used in) investing activities		8,793	(39,849)

Cash flows from financing activities
Dividends paid in cash and other distributions to company’s shareholders		(171,444)	(50,261)
Dividends paid in cash and other distributions to minority shareholders		(108,661)	(32,526)
Contributions		54,758	4,048
Proceeds from borrowings		102,385	85,521
Repayments of borrowings		(367,231)	(257,493)

Net cash used in financing activities		(490,193)	(250,711)

Increase (decrease) in cash and cash equivalents		119,736	(5,516)

Movement in cash and cash equivalents
At January 1		194,875	129,020
Acquisition of Amazonia		305,342	—
Effect of exchange rate changes		(33,941)	(165)
Increase (decrease) in cash and cash equivalents		119,736	(5,516)

Cash and cash equivalents at June 30,		586,012	123,339

The accompanying notes are an integral part of these combined consolidated condensed interim financial statements.

TERNIUM S.A.

Combined Consolidated Condensed Interim Financial Statements

as of June 30, 2005 and for the six-month periods ended June 30, 2005 and 2004

(All amounts in USD thousands)

ACCOUNTING POLICIES (“A.P.”)

Index to accounting policies

A	Business of the Company and basis of presentation

B	Group accounting

C	Foreign currency translation

D	Property, plant and equipment

E	Impairment

F	Intangible assets

G	Other investments

H	Inventories

I	Trade receivables

J	Cash and cash equivalents

K	Shareholders’ equity

L	Borrowings

M	Income taxes—current and deferred

N	Employee liabilities

O	Provisions and other liabilities

P	Revenue recognition

Q	Cost of sales, selling expenses and general and administrative expenses

R	Derivative financial instruments

S	Segment information

T	Summary of significant differences between International Financial Reporting Standards (IFRS) and Generally Accepted Accounting Principles in the United States of America (US GAAP)

TERNIUM S.A.

Combined Consolidated Condensed Interim Financial Statements

as of June 30, 2005 and for the six-month periods ended June 30, 2005 and 2004

(All amounts in USD thousands)

ACCOUNTING POLICIES

The following is a summary of the principal accounting policies followed in the preparation of these combined consolidated condensed interim financial statements:

A    Business of the Company and basis of presentation

(1) Business of the Company

Ternium S.A. (the “Company” or “Ternium”), a Luxembourg Corporation (Societé Anonyme), was incorporated on December 22, 2003 under the name of Zoompart Holding S.A. to hold investments in flat and long steel manufacturing and distributing companies. The extraordinary shareholders’ meeting held on August 18, 2005, changed the corporate name to Ternium S.A.

Near the end of 2004, Ternium’s ultimate parent company San Faustín N.V. (“San Faustín”), a Netherlands Antilles company, decided to restructure its investments in the flat and long steel manufacturing and distribution business. In connection with the restructuring, San Faustín acquired Ternium in December 2004. Until that date, Ternium was a dormant company.

On May 6, 2005 San Faustín assigned and contributed to Inversora Siderurgica Limited (“ISL”), a wholly-owned subsidiary, a 100% interest in I.I.I.-Industrial Investments Inc. (“III BVI”), a subsidiary of San Faustín organized under the laws of the British Virgin Islands through which it held its investments in the flat and long steel manufacturing and distribution business and a 100% interest in Fasnet International S.A. (“Fasnet”).

The investments then held by III BVI consisted principally of a 50.75% interest in Siderar S.A.I.C. (“Siderar”), (which in turn owns an 11.11% equity interest in Ylopa—Servicos de Consultadoría Lda. (“Ylopa”) and a 14.40% interest in Consorcio Siderurgia Amazonia Ltd. (“Amazonia”)), a 25% interest (16.54% direct an indirect ownership at December 31, 2004) in Amazonia, a 34.27% interest in Ylopa and a 100% interest in the Techintrade Network. On May 6, 2005, ISL acquired a 96.77% interest in Ternium, which it afterwards increased to an interest of almost 100% of its issued and outstanding capital. On June 29, 2005, ISL assigned and contributed to Ternium all of its assets (consisting of a 100% interest in III BVI, a 100% interest in Fasnet and USD 17 in cash) and liabilities (consisting of a debt with San Faustín for USD 1), in exchange for 959,482,775 shares of Ternium. Also, on September 9, 2005 Tenaris agreed to exchange with ISL its 21.17% interest (14.49% direct ownership at December 31, 2004) in Amazonia, and its 24.40% interest in Ylopa.

On September 15, 2005, ISL made a second contribution of all of its assets (including 750,021,919 shares of the Company) and liabilities to the Company, in exchange for 959,482,775 new shares of the Company.

Upon consummation of this second contribution, the 750,021,919 shares contributed by ISL to the Company were cancelled and the Company’s issued share capital was increased to USD 1,168,943,632 represented by 1,168,943,632 shares of 1 USD nominal value each.

Because III BVI and Fasnet are under the common control of ISL, their consolidated financial statements have been retroactively combined with those of the Company and presented as one reporting entity (“Ternium”) in these combined consolidated condensed interim financial statements. In addition, since Tenaris and the Company are under common control of San Faustín, the equity interest held by Tenaris in Amazonia and Ylopa that has been exchanged with ISL on September 9, 2005, have also been retroactively combined in these combined consolidated condensed interim financial statements.

TERNIUM S.A.

Combined Consolidated Condensed Interim Financial Statements—(Continued)

Detailed below are the companies whose consolidated financial statements have been included in these combined consolidated condensed interim financial statements, and the percentage of ownership and voting rights held, directly or indirectly, by San Faustín in these companies at the end of each period indicated.

Company	Country of Organization	Main activity	Percentage of ownership and voting rights at
			June 30, 2005	December 31, 2004
Ternium S.A.	Luxembourg	Holding of investments in flat and long steel manufacturing and distributing companies	100.00%	100.00%
III Industrial Investments Inc.
(B.V.I.)	British Virgin Islands	Holding company	100.00%	100.00%
Fasnet International S.A.	Panama	Holding company	100.00%	100.00%

(2) Basis of presentation of the combined consolidated condensed interim financial statements

These combined consolidated condensed interim financial statements are prepared in accordance with International Financial Reporting Standards (“IFRS”), and are the first interim financial statements prepared by the Company after the adoption of IFRS as its accounting framework. The combined consolidated financial statements of Ternium at December 31, 2004 were prepared following the guidance set forth by IFRS 1 “First-time Adoption of IFRS” (“IFRS 1”), as those were the first published financial statements of the Company. The accompanying financial statements have been prepared following the provisions of International Accounting Standard No. 34 “Interim Financial Reporting” for interim condensed financial statements.

These combined consolidated condensed interim financial statements have been prepared in accordance with those IFRS standards and IFRIC interpretations issued and effective or issued and early adopted as at the time of preparing these statements (December 2005). A summary of significant differences between IFRS and generally accepted accounting principles in the United States of America (“US GAAP”) is included in A.P.T and Note 17. The combined consolidated condensed interim financial statements are presented in thousands of U.S. dollars (“USD”).

The combined consolidated condensed interim financial statements combine the financial statements of the Company with those of III BVI and Fasnet, their respective subsidiaries and other companies under common control.

The percentages of ownership and voting rights considered in the preparation of these combined consolidated condensed interim financial statements correspond to those of San Faustín and Tenaris at the end of each period/year.

The assets and liabilities of III BVI and Fasnet (and their respective subsidiaries, Inversiones Siderurgicas (“IS”), Siderar, Techintrade and Ylopa) have been accounted for at the relevant predecessor’s cost, reflecting the carrying amount of such assets and liabilities contributed to the Company. Accordingly, the combined consolidated condensed interim financial statements include the financial statements of the above-mentioned combined companies at historical book values on a carryover basis as though the contribution had taken place on January 1, 2003, and no adjustment has been made to reflect fair values at the time of the contribution.

As mentioned in Note 15, on February 3, 2005, Ylopa exercised its option to convert the Amazonia convertible debt instrument into newly issued shares of Amazonia. On February 15, 2005 new shares of

TERNIUM S.A.

Combined Consolidated Condensed Interim Financial Statements—(Continued)

Amazonia were issued in exchange for the convertible instrument. As a result, the Company has effective control and, accordingly, the accounts of Amazonia have been consolidated in these combined consolidated interim condensed financial statements.

Detailed below are the subsidiary companies whose consolidated financial statements have been consolidated in these combined consolidated condensed interim financial statements, and the percentage of ownership, directly or indirectly, by San Faustín in these companies at the end of each period/year indicated.

Company	Country of Organization	Main activity	Percentage of ownership at
			June 30, 2005	December 31, 2004
Siderar S.A.I.C.(1)	Argentina	Manufacturing of flat steel products	50.75%	50.75%
Techintrade Uruguay S.A.(1)	Uruguay	Holding company and marketing of steel products	100.00%	100.00%
Inversiones Siderúrgicas S.A.(1)	Panama	Holding company	100.00%	100.00%
Comesi San Luis S.A.I.C.(2)	Argentina	Production of cold or hot rold prepainted, formed and skelped steel sheets	50.24%	50.24%
Inversiones Basilea S.A.(2)	Chile	Purchase and sale of real estate and other	99.99%	—
Prosid Investments S.C.A.(2)	Uruguay	Holding of investments in companies	50.75%	50.75%
Techintrade Italy S.R.L.(3)	Italy	Marketing of steel products	100.00%	100.00%
Socominter de Guatemala S.A.(3)	Guatemala	Marketing of steel products	100.00%	100.00%
Socominter de España S.A.U.(3)	Spain	Marketing of steel products	100.00%	100.00%
Socotrading S.A.(3)	Ecuador	Marketing of steel products	100.00%	100.00%
Techintrade Corporation(3)	USA	Marketing of steel products	100.00%	100.00%
Techint Engineering Company B.V.(3)	Netherlands	Marketing of steel products	100.00%	100.00%
Techintrade del Perú S.A.C.(3)	Peru	Marketing of steel products	100.00%	100.00%
Ylopa—Servicos de Consultadoria Lda.(4)	Madeira—Free zone	Participation in the debt restructuring process of Amazonia and SIDOR C.A.	64.31%	64.31%
Consorcio Siderurgia Amazonia Ltd.(5)	Cayman Island	Holding of investments in Venezuelan steel companies	53.47%	—

(1)	Indirectly through III Industrial Investments Inc. BVI
(2)	Indirectly through Siderar S.A.I.C.
(3)	Indirectly through Techintrade Uruguay S.A.
(4)	Indirectly through the participation of Prosid Investments S.C.A. (11.11%), IS (34.27%) and Tenaris (24.40%).
(5)	Indirectly through the participation of Prosid Investments S.C.A. (14.38%), IS (25%), Tamsider (4.72%) and Tenaris (16.45%). Total voting rights held 60.54%.

Additionally, Amazonia has a 59.73% interest in Sidor C.A. (“Sidor”), a company organized under the laws of Venezuela, that manufactures and sells steel products, which in turn owns a 49.8% interest in MATESI Materiales Siderúrgicos S.A. (“Matesi”), a Venezuelan company that manufactures and sells briquettes.

TERNIUM S.A.

Combined Consolidated Condensed Interim Financial Statements—(Continued)

Detailed below are the most relevant associated companies which are accounted for by the equity method of accounting in these combined consolidated condensed interim financial statements, and the percentage of ownership held, directly or indirectly, by San Faustín in these companies at the end of each period/year indicated.

Company	Country of Organization	Main activity	Percentage of ownership at
			June 30, 2005	December 31, 2004
Consorcio Siderurgia Amazonia Ltd.(1)	Venezuela	Hold long-term investments in Venezuelan steel companies	—	31.03%

Matesi Materiales Siderurgicos S.A.(2)	Venezuela	Manufacturing and marketing of briquettes	15.90%	—
Compañía Afianzadora de Empresas Siderúrgicas S.G.R.(3)	Argentina	Granting of guarantees to participating partners to facilitate or permit access to credits for the purchase of national raw materials	19.74%	19.74%

(1)	Indirectly through the participation of Prosid Investments S.C.A. (21.14%), IS (5.81%) and Tamsider (14.49%). Total voting rights held: (41.44%)
(2)	Indirectly through the participation of Sidor (49.80%)
(3)	Indirectly through the participation of Siderar (38.89%). Total voting rights held: 38.89%

Eliminations of all material intercompany transactions and balances between the Company and the other combined companies and their respective subsidiaries have been made in consolidation.

These financial statements include, in the opinion of management, all adjustments that are considered necessary for a fair presentation of the information in the financial statements. The results of the six-month periods ended June 30, 2005 and 2004 are not necessarily indicative of the results that may be expected for any future periods.

The combined consolidated condensed interim financial statements have been prepared under the historical cost convention, as modified by the revaluation of land and buildings, available-for-sale financial assets, and financial assets and financial liabilities (including derivative instruments) at fair value through profit or loss.

(3) Use of estimates

The preparation of financial statements requires management to make estimates and assumptions that might affect the reported amounts of assets and liabilities and the disclosure of contingent assets and liabilities at the balance sheet dates, and the reported amounts of revenues and expenses during the reporting periods. Actual results may differ from these estimates.

B    Group accounting

(1) Subsidiary companies

Subsidiary companies are those entities in which San Faustín has an interest of more than 50% of the voting rights or otherwise has the power to exercise control over the operating decisions. Subsidiaries are consolidated

TERNIUM S.A.

Combined Consolidated Condensed Interim Financial Statements—(Continued)

from the date on which control is transferred to the Company and are no longer consolidated from the date that control ceases. The purchase method of accounting is used to account for the acquisition of subsidiaries. The cost of an acquisition is measured as the fair value of assets given up, shares issued or liabilities undertaken at the date of acquisition, plus costs directly attributable to the acquisition. The excess of the acquisition cost over the Company’s share of the fair value of net assets acquired is recorded as goodwill. Intercompany transactions, balances and unrealized gains on transactions among the Company and its subsidiaries are eliminated; unrealized losses are also eliminated unless cost cannot be recovered.

(2) Associated companies

Associated companies are entities in which Ternium generally has between 20% and 50% of the voting rights, or over which Ternium has significant influence, but which it does not control (see A.P. A(2)). Investments in associated companies are accounted for using the equity method of accounting. Under this method the Company’s share of the post-acquisition profits or losses of an associated company is recognized in the income statement and its share of post-acquisition changes in reserves is recognized in reserves. The cumulative post-acquisition changes are adjusted against the cost of the investment. Unrealized gains on transactions among the Company and its associated companies are eliminated to the extent of the Company’s interest in such associated company; unrealized losses are also eliminated unless the transaction provides evidence of an impairment of the transferred asset. When the Company’s share of losses in an associated company equals or exceeds its interest in such associate, the Company does not recognize further losses unless it has incurred obligations or made payments on behalf of such associated company.

(3) First-time application of IFRS

The Company’s transition date is January 1, 2003. Ternium prepared its opening IFRS balance sheet at that date.

In preparing its first financial statements in accordance with IFRS 1, the Company has applied the mandatory exceptions and certain of the optional exemptions from full retrospective application of IFRS, as detailed below:

3.1. Exemptions from full retrospective application—elected by the Company

The Company has elected to apply the following optional exemptions from full retrospective application.

(a) Fair value as deemed cost exemption

Ternium has elected to measure its property, plant and equipment at fair value as of January 1, 2003.

(b) Cumulative translation differences exemption

Ternium has elected to set the previously accumulated cumulative translation to zero at January 1, 2003. This exemption has been applied to all subsidiaries in accordance with IFRS 1.

3.2 Exceptions from full retrospective application followed by the Company

Ternium has applied the following mandatory exceptions from retrospective application.

TERNIUM S.A.

Combined Consolidated Condensed Interim Financial Statements—(Continued)

(a) Derecognition of financial assets and liabilities exception

Financial assets and liabilities derecognized before January 1, 2003 are not re-recognized under IFRS. However, this exception had no impact on these financial statements as it was not applicable since the Company did not derecognize any financial assets or liabilities before the transition date that qualified for recognition.

(b) Hedge accounting exception

The Company has no derivatives that qualify for hedge accounting. This exception is therefore not applicable.

(c) Estimates exception

Estimates under IFRS at January 1, 2003 should be consistent with estimates made for the same date under previous GAAP.

(d) Assets held for sale and discontinued operations exception

Ternium did not have assets that met the held-for-sale criteria (as defined by IFRS 5) during the period presented.

C    Foreign currency translation

(1) Functional and presentation currency

Items included in the financial statements of each of the Company’s subsidiaries and associated companies are measured using the currency of the primary economic environment in which the entity operates (the “functional currency”). The combined consolidated condensed interim financial statements are presented in thousands of U.S. dollars (“USD”), which is the Company’s functional and presentation currency.

(2) Subsidiary companies

The results and financial position of all the group entities (none of which operates in a hyperinflationary economy) that have a functional currency different from the presentation currency, are translated into the presentation currency as follows:

(i) assets and liabilities are translated at the closing rate of each balance sheet;

(ii) income and expenses for each income statement are translated at average exchange rates; and

(iii) all resulting translation differences are recognized as a separate component of equity.

In the case of a sale or other disposition of any such subsidiary, any accumulated translation differences would be recognized in the income statement as part of the gain or loss on sale.

(3) Transactions in currencies other than the functional currency

Transactions in currencies other than the functional currency are accounted for at the exchange rates prevailing at the date of the transactions. Gains and losses resulting from the settlement of such transactions and from the translation of monetary assets and liabilities denominated in currencies other than the functional currency are recognized in the income statement, including the foreign exchange gains and losses from intercompany transactions.

TERNIUM S.A.

Combined Consolidated Condensed Interim Financial Statements—(Continued)

D    Property, plant and equipment (PP&E)

Land and buildings comprise mainly factories and offices. All property, plant and equipment are recognized at historical acquisition or construction cost less accumulated depreciation and accumulated impairment (if applicable), except for land, which is carried at acquisition cost less impairment (if applicable).

Major overhaul and rebuilding expenditures are recognized as a separate asset when future economic benefits are expected from the item, and the cost can be measured reliably.

Ordinary maintenance expenses on manufacturing properties are recorded as cost of products sold in the period in which they are incurred.

Depreciation method is reviewed at each balance sheet date. Depreciation is calculated using the straight-line method to amortize the cost of each asset to its residual value over its estimated useful life as follows:

Land	No Depreciation
Buildings and improvements	20-40 years
Plant and production equipment	15-25 years
Vehicles, furniture and fixtures and other equipment	5-15 years

The assets’ residual values and useful lives are reviewed, and adjusted if appropriate, at each balance sheet date.

Gains and losses on disposals are determined by comparing the proceeds with the corresponding carrying amounts and are included in the income statement.

If the carrying amount of an asset were greater than its estimated recoverable amount, it would be written down to its recoverable amount. (see A.P. E “Impairment”).

E    Impairment

Assets that have an indefinite useful life are not subject to amortization and are tested annually for impairment. Assets that are subject to amortization and investments in affiliates are reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount may not be recoverable. An impairment loss is recognized for the amount by which the asset’s carrying amount exceeds its recoverable amount. The recoverable amount is the higher of an asset’s fair value less cost to sell and the present value of estimated future cash flows. For purposes of assessing impairment, assets are grouped at the lowest levels for which there are separately identifiable cash flows (cash-generating units). For these purposes, each associate has been considered a cash generating unit.

At June 30, 2005, no impairment provisions were recorded. A portion of the impairment provision recorded at December 31, 2003 on the investment in Amazonia was reversed in the six-month period ended June 30, 2004 and included in equity in earnings of associated companies.

F    Intangible assets

(1) Information systems projects

Generally, costs associated with developing or maintaining computer software programs are recognized as an expense as incurred. However, costs directly related to development, acquisition and implementation of information systems are recognized as intangible assets if they have a probable economic benefit exceeding the cost beyond one year.

TERNIUM S.A.

Combined Consolidated Condensed Interim Financial Statements—(Continued)

Information systems projects recognized as assets are amortized using the straight-line method over their useful lives, not exceeding a period of 3 years. Amortization charges are included in cost of sales, selling expenses and general and administrative expenses.

(2) Research and development

Research expenditures are recognized as expenses as incurred. Development costs are recorded as cost of sales in the income statement as incurred because they do not fulfill the criteria for capitalization. Research and development expenditures for the six-month periods ended June 30, 2005 and 2004 totaled USD 0.8 million and USD 0.3 million, respectively.

G    Other investments

Under IAS 39 “Financial Instruments: Recognition and Measurement”, investments have to be classified into the following categories: financial assets at fair value through profit or loss; held-to-maturity investments; loans and receivables and available-for-sale financial assets. The classification depends on the purpose for which the investments were acquired. Management determines the classification of its investments at initial recognition.

All of Ternium’s other investments are currently classified as financial assets at fair value through profit or loss. Subsequent to their acquisition, these investments are carried at fair value through profit and loss. Realized and unrealized gains and losses arising from changes in the fair value of those investments are included in the income statement for the period in which they arise.

In order to mitigate any potential impact of Argentine regulations restricting payments outside of Argentina, Siderar has placed financial resources within a trust fund outside Argentina. The objective of the trust fund is exclusively to ensure that the financial needs for the normal development of Siderar’s operations are met. The fund mainly comprises time deposits and commercial paper. No liabilities or debts have been offset within the trust fund. The financial resources that were placed in trust funds have been contributed to a subsidiary (Inversiones Basilea S.A.) as of January 1, 2005.

All purchases and sales of investments are recognized on the trade date, not significantly different from the settlement date, which is the date that Ternium commits to purchase or sell the investment.

H    Inventories

Inventories are stated at the lower of cost (calculated using principally the first-in-first-out “FIFO” method) and net realizable value. The cost of finished goods and work in progress comprises raw materials, direct labor, depreciation, other direct costs and related production overhead costs. It excludes borrowing costs. Net realizable value is the estimated selling price in the ordinary course of business, less the costs of completion and selling expenses. Goods acquired in transit at period-end are valued at supplier invoice cost.

Provision for obsolescence or slow-moving inventory is made in connection with supplies and spare parts and based on management’s analysis of their aging, the capacity of such materials to be used based on their levels of preservation and maintenance and the potential obsolescence due to technological changes. Provision for slow-moving inventory is recognized for finished goods and goods in progress based on management’s analysis of the aging.

I    Trade receivables

Trade and other receivables are carried at face value less a provision for impairment, if applicable. This amount does not differ significantly from fair value.

TERNIUM S.A.

Combined Consolidated Condensed Interim Financial Statements—(Continued)

A provision for impairment is established when there is objective evidence that a financial asset or group of assets is impaired. Objective evidence that a financial asset or group of assets is impaired includes observable data that comes to the attention of the Company about a loss event, such as a significant financial difficulty of the obligor or a breach of contract. The amount of the impairment is determined as the difference between the asset’s carrying amount and the present value of estimated future cash flows discounted at the asset’s original effective interest rate. The amount of the loss is recognized in the income statement.

J    Cash and cash equivalents

Cash and cash equivalents and highly liquid short-term securities are carried at fair market value.

For the purposes of the cash flow statement, cash and cash equivalents comprise cash, bank current accounts and short-term highly liquid investments (original maturity of less than 90 days).

In the combined consolidated balance sheet, bank overdrafts are included in borrowings within current liabilities.

K    Shareholders’ equity

Basis of combination

The combined consolidated condensed interim statement of changes in shareholders’ equity for the six-month periods ended June 30, 2005 and 2004 were prepared based on the following:

•	Currency translation differences arising from the translation of financial statements expressed in currencies other than the U.S. Dollar are shown in a separate line;

•	Dividends and other distributions include the dividends paid by III (BVI) to San Faustín, and dividends paid by Ylopa to Tenaris, as if they had been paid by Ternium to San Faustín or Tenaris

•	Other distributions comprise loans from Ylopa that are in substance capital nature transactions. During the six-month periods ended June 30, 2005 and 2004, Ylopa granted non-interest bearing loans to its shareholders for a total amount of USD 124.4 million and USD 30.8 million, respectively, out of which USD 80 million and USD 25.5 million, respectively, have been offset against the dividend distributions approved by the partners’ meetings held on May 20, 2005 and on May 7, 2004. These loans are due in one year, although debtors are allowed to make partial or full prepayments at any time. However Ylopa’s intention is to offset the outstanding balance of its credits with shareholders against future dividend distributions. Accordingly, these credits have been shown as a reduction to equity.

•	On February 15, 2005, the Company gained control over Amazonia as it acquired an additional equity interest in that company upon conversion of the Amazonia convertible debt instrument. Accordingly, as prescribed by IFRS 3, Ternium recorded the excess of the fair value over the carrying amount of its pre-acquisition interest in the net assets of Amazonia against a revaluation reserve included within shareholders’ equity.

L    Borrowings

Borrowings are recognized initially for an amount equal to the proceeds received. In subsequent periods, borrowings are stated at amortized cost; any difference between proceeds and the redemption value is recognized in the income statement over the period of the borrowings.

Borrowing costs are expensed as incurred.

TERNIUM S.A.

Combined Consolidated Condensed Interim Financial Statements—(Continued)

M    Income taxes—current and deferred

Under present Luxembourg law, so long as the Company maintains its status as a holding company, no income tax, withholding tax (including with respect to dividends), or capital gain tax is payable in Luxembourg by the Company.

The current income tax charge is calculated on the basis of the tax laws existing in the countries in which Ternium’s subsidiaries operate. Management evaluates positions taken in tax returns with respect to situations in which applicable tax regulation could be subject to interpretation. A liability is recorded for tax benefits that were taken in the applicable tax return but have been not recognized for financial reporting.

Deferred income taxes are calculated, using the liability method, on temporary differences arising between the tax bases of assets and liabilities and their carrying amounts in the financial statements. The principal temporary differences arise on fixed assets, originated in different valuation and useful lives considered by accounting standards and tax regulations, tax loss carry-forwards, inventories valuation and provisions for pensions. Deferred tax assets and liabilities are measured at the tax rates that are expected to apply to the period when the asset is realized or the liability is settled, based on tax rates and tax laws that have been enacted or substantially enacted by the balance sheet date.

Deferred tax assets are recognized to the extent it is probable that future taxable income will be available to offset temporary differences.

Deferred income tax is provided on temporary differences arising on investments in subsidiaries and associated companies, except where the timing of the reversal of the temporary difference is controlled by the Company and it is probable that the temporary difference will not reverse in the foreseeable future.

N    Employee liabilities

(1) Pension obligations

The Company has defined benefit plans. A defined benefit plan is a pension plan that defines an amount of pension benefit that an employee will receive on retirement, usually dependent on one or more factors such as age, years of service and compensation.

The liability recognized in the balance sheet in respect of defined benefit pension plans is the present value of the defined benefit obligation at the balance sheet date, together with adjustments for unrecognized actuarial gains or losses and past service costs. The defined benefit obligation is calculated annually by independent actuaries using the projected unit credit method.

Actuarial gains and losses arising from experience adjustments and changes in actuarial assumptions are charged or credited to income over the employees’ expected average remaining working lives.

Past-service costs are recognized immediately in income, unless the changes to the pension plan are conditional on the employees remaining in service for a specified period of time (the vesting period). In this case, the past-service costs are amortized on a straight-line basis over the vesting period.

Siderar

Siderar implemented an unfunded defined benefit employee retirement plan for Siderar’s and certain other officers throughout the world on August 1, 1995. The plan is designed to provide retirement, termination and other benefits to those officers.

TERNIUM S.A.

Combined Consolidated Condensed Interim Financial Statements—(Continued)

For its main plan, Siderar is accumulating assets for the ultimate payment of those benefits in the form of investments that carry time limitations for their redemption. The investments are not part of a particular plan, nor are they segregated from Ternium’s other assets, and therefore this plan is classified as “unfunded” under IFRS definitions. Benefits provided by the plan are in U.S. dollars and are calculated based on a three-year or seven-year salary average (whichever is more favorable to the beneficiary) for those executives who have retired or were terminated before December 31, 2004. After this date, the benefits of the plan are calculated based on a seven-year salary average.

Sidor

In compliance with the requirements established by the share purchase agreement subscribed in connection with the acquisition of Sidor, and as provided by the agreement entered into with the Union representing Sidor’s employees, on July 6, 1998, Sidor has established a plan providing for certain pension and other post-retirement benefits for qualifying employees. This plan is financed through contributions made by that company and active employees. Although the plan does not provide for the amounts to be paid to employees upon retirement, for purposes of International Accounting Standard No. 19 (“Employee Benefits”), Sidor’s obligations have been calculated based on actuarial calculations prepared assuming this plan qualifies as a defined benefit plan.

(2) Termination benefits

Termination benefits are payable when employment is terminated before the normal retirement date, or whenever an employee accepts voluntary redundancy in exchange for these benefits. The Company recognizes termination benefits when it is demonstrably committed to either: (i) terminating the employment of current employees according to a detailed formal plan without possibility of withdrawal or (ii) providing termination benefits as a result of an offer made to encourage voluntary redundancy.

(3) Other compensation obligations

Employee entitlements to annual leave and long-service leave are accrued as earned.

(4) Social security contributions.

Argentine laws provide for pension benefits to be paid to retired employees from government pension plans and/or private fund managed plans to which employees may elect to contribute. As stipulated by Argentine Law, Siderar makes monthly contributions calculated based on each employee’s salary to fund such plans. The related amounts are expensed as incurred. No additional liabilities exist once the contributions are paid.

O    Provisions and other liabilities

Ternium has certain contingencies with respect to existing or potential claims, lawsuits and other proceedings. Unless otherwise specified, Ternium accrues a provision for a present legal or constructive obligation as a result of a past event, when it is probable that future cost could be incurred and that cost can be reasonably estimated. Generally, accruals are based on developments to date, Ternium’s estimates of the outcomes of these matters and the advice of Ternium’s legal advisors.

P    Revenue recognition

Revenues are recognized as sales when revenue is earned and is realized or realizable. This includes satisfying all of the following criteria: the arrangement with the customer is evident, usually through the receipt of a purchase order; the sales price is fixed or determinable; delivery as defined by the risk transfer provision of the sales contracts has occurred, and collectibility is reasonably assured.

TERNIUM S.A.

Combined Consolidated Condensed Interim Financial Statements—(Continued)

Interest income is recognized on an effective yield basis.

Income from participation account is recognized when earned according to its contractual terms.

Q    Cost of sales, selling expenses and general and administrative expenses

Cost of sales and expenses are recognized in the income statement on the accrual basis of accounting.

R    Derivative financial instruments

Information about accounting for derivative financial instruments and hedging activities is included in Note 14 “Financial risk management”.

S    Segment information

Business segments: for management purposes, the Company is organized on a worldwide basis into the following segments: flat steel products, long steel products and others. The flat steel products segment comprises the manufacturing and marketing of flat steel products and the long steel products segment comprises the manufacturing and marketing of long steel products.

The secondary reporting format is based on a geographical location. Ternium operates for four main geographical areas: South and Central America, North America, Europe and Other.

T    Summary of significant differences between International Financial Reporting Standards (IFRS) and Generally Accepted Accounting Principles in the United States of America (US GAAP)

The accompanying combined consolidated financial statements have been prepared in accordance with IFRS, which differs in certain important respects from US GAAP. The significant differences as of and for the six-month periods ended June 30, 2005 and 2004 are reflected in the reconciliation provided in Note 17 and principally relate to the items discussed in the following paragraphs:

(1) Valuation of fixed assets—property, plant and equipment

Under IFRS, the Company applied the provisions contained in IFRS 1, for the revaluation of property, plant and equipment. Accordingly, a technical revaluation was adopted by the Company as the deemed cost for its property, plant and equipment.

Under US GAAP, no accommodations are given to first-time adopters with regards to estimates of the original value of property, plant and equipment. Accordingly, no revaluations have been made for US GAAP purposes and historical cost has been used by the Company as its basis of accounting for this caption.

(2) Troubled debt restructuring

In June 2003, Amazonia and Sidor concluded the restructuring of their financial indebtedness. Under IFRS, those companies accounted for their debt restructuring process in accordance with the guidelines set forth by IAS No. 39 which states that a substantial modification of the terms of an existing debt instrument (whether or not due to the financial difficulty of the debtor) should be accounted for as an extinguishment of the old debt. For purposes of IAS No. 39, the terms are substantially different if the discounted present value of the cash flows under the new terms, including any fees paid net of any fees received, is at least 10 per cent different from the

TERNIUM S.A.

Combined Consolidated Condensed Interim Financial Statements—(Continued)

discounted present value of the remaining cash flows of the original debt instrument. If an exchange of debt instruments or modification of terms is accounted for as an extinguishment, any costs or fees incurred are recognized as part of the gain or loss on the extinguishment. If the exchange or modification is not accounted for as an extinguishment, any costs or fees incurred are an adjustment to the carrying amount of the liability and are amortized over the remaining term of the modified loan. As the terms of Sidor’s new debt were deemed to be substantially different (as this term is defined by IAS No. 39), that company recorded a USD59.5 million gain on restructuring in fiscal 2003.

Under US GAAP, Sidor followed the provisions contained in Statement of Financial Accounting Standards No. 15 “Accounting by Debtors and Creditors for Troubled Debt Restructurings” (“SFAS 15”) which states that in the case of a troubled debt restructuring (as this term is defined by SFAS 15) involving a cash payment and a modification of terms, a debtor shall reduce the carrying amount of the payable by the total fair value of the assets transferred and no gain on restructuring of payables shall be recognized unless the remaining carrying amount of the payable exceeds the total future cash payments (including amounts contingently payable) specified by the terms of the debt remaining unsettled after the restructuring. Future interest expense, if any, shall be determined by applying the interest rate that equates the present value of the future cash payments specified by the new terms (excluding amounts contingently payable) with the carrying amount of the payable. Based on the above, no gain on restructuring has been recorded by Sidor under US GAAP.

(3) Accounting for pension plans

Under IFRS, the Company accounts for benefits granted to its employees in accordance with the provisions contained in International Accounting Standard No. 19 “Employee Benefits” (“IAS No. 19”), which requires an enterprise to recognize (i) a liability when an employee has provided service in exchange for employee benefits to be paid in the future; and (ii) an expense when the enterprise consumes the economic benefit arising from service provided by an employee in exchange for employee benefits.

Under US GAAP, the Company follows the guidance set forth by Statement of Financial Accounting Standard No. 87 “Employers’ Accounting for Pensions” (“SFAS No. 87”), which contains provisions substantially consistent with those provided by IAS No. 19. Nevertheless, differences arise as a consequence of the following:

a. Under IFRS Venezuela was considered a hyperinflationary country through December 31, 2002 while under US GAAP Venezuela ceased being hyperinflationary as from January 1, 2002. The effect of such a divergence gave rise to differences in the accounting for employee benefits.

b. Under IFRS, past-service costs are recognized immediately in income, unless the changes to the pension plan are conditional on the employees remaining in service for a specified period of time (the vesting period). In this case, the past-service costs are amortized on a straight-line basis over the vesting period. Under US GAAP, past-service costs are recognized over the remaining service lives of active employees.

(4) Inventory valuation

Under both IFRS and US GAAP, the Company values inventory at the lower of cost or net realizable value. Nevertheless, under IFRS, Venezuela was considered a hyperinflationary country through December 31, 2002, while, under US GAAP, Venezuela ceased being hyperinflationary as from January 1, 2002. Accordingly, for IFRS purposes, the historical cost of inventories has been adjusted to reflect the effects of inflation up to December 31, 2002, whereas under US GAAP, no inflation adjustment has been recorded.

TERNIUM S.A.

Combined Consolidated Condensed Interim Financial Statements—(Continued)

In addition, the outstanding balance of inventories at year-end contains a portion of the depreciation of property, plant and equipment for the year. As mentioned in A.P. T (1) above, the value of property, plant and equipment for IFRS purposes has been determined based on a technical revaluation while historical cost has been used under US GAAP. Accordingly, the carrying amount and the annual depreciation charge under IFRS are higher than those determined under US GAAP. Therefore, this US GAAP adjustment reflects the reversal of the excess depreciation of property, plant and equipment capitalized within inventory under IFRS.

(5) Valuation of intangible assets and other assets

Under both IFRS and US GAAP, the Company values intangible assets and other assets at historical cost. Nevertheless, as mentioned in A.P. T (1) above, under IFRS, Venezuela was considered a hyperinflationary country through December 31, 2002 while, under US GAAP, Venezuela ceased being hyperinflationary as from January 1, 2002. Accordingly, for IFRS purposes, the historical cost of intangible assets and other assets has been adjusted to reflect the effects of inflation up to December 31, 2002, whereas under US GAAP, no inflation adjustment has been recorded.

(6) Capitalization of interest cost

Under IFRS, the Company follows the guidance set forth by International Accounting Standard No. 23 “Borrowing Costs” (“IAS No. 23”), which states that interest cost should be recognized as an expense in the period in which it is incurred. IAS No. 23 provides for an allowed alternative treatment under which interest cost that is directly attributable to the acquisition, construction or production of a qualifying asset should be capitalized as part of the cost of that asset. In case the allowed alternative treatment is applied, the amount of interest cost eligible for capitalization should be determined in accordance with IAS No. 23. However, for IFRS purposes, the Company elected to follow the general guidance contained in IAS No. 23 and interest cost has been expensed as incurred.

Under US GAAP, the Company applies the provisions of Statement of Financial Accounting Standards No. 34, “Capitalization of Interest Cost” (“SFAS No. 34”), which requires interest capitalization on assets which have a period of time to get them ready for their intended use. In accordance with these requirements interest was capitalized during the six-month periods ended June 30, 2005 and 2004. The net US GAAP adjustment also includes amortization of the interest capitalized.

(7) Changes in fair value of financial assets through profit and loss

The Company has certain investments in trust funds. Under IFRS, the Company is carrying these investments at fair value through profit or loss with unrealized gains and losses, if any, included in the statement of income.

Under US GAAP, the Company is carrying these investments at market value with material unrealized gains and losses, if any, included in other comprehensive income in accordance with Statement of Financial Accounting Standards No. 115 “Accounting for Certain Investments in Debt and Equity Securities” (“SFAS No. 115”). SFAS No. 115 also states that for such investments an enterprise shall determine whether a decline in fair value below the amortized cost basis is other than temporary. In such event, accumulated unrealized losses included in other comprehensive income shall be reclassified into the statement of income.

(8) Accounting for convertible debt

Under IFRS, the investment in the convertible debt instrument issued by Amazonia is carried at cost. Under US GAAP, this security is valued at its fair value at each balance sheet date with changes in value recorded

TERNIUM S.A.

Combined Consolidated Condensed Interim Financial Statements—(Continued)

directly in other comprehensive income (“OCI”) as the Company considers this security to be an “available-for-sale” security as defined by SFAS No. 115. Upon conversion, the amounts previously recorded in OCI have been reversed as an adjustment to the cost value of the convertible debt and the net carrying amount has been deemed purchase price paid for the common shares received.

(9) Deferred income tax

Under US GAAP the Company calculated the effect of the above mentioned adjustments on deferred income taxes.

(10) Equity in investments in associated companies

Under IFRS, investments in companies in which the Company exercises significant influence, but not control, are accounted for by the equity method. For purposes of the US GAAP reconciliation of net income and shareholders’ equity for the six-month period ended June 30, 2004, the Company included under this line item the effect of the above mentioned differences related to its investment in Amazonia and Sidor, as well as the following:

•	Ternium recorded an impairment provision on its investment in Amazonia in previous years. During 2004, and due to better conditions in the economic environment market of Sidor and based on projections of future cash flows estimated by the Company’s management, the impairment provision was reversed under IFRS. Under US GAAP, there is no impairment provision.

(11) Excess of fair value of net assets acquired over cost

As mentioned in Note 15, on February 3, 2005, Ylopa exercised its option to convert the outstanding balance of the Amazonia convertible debt instrument into newly issued shares of that company. On February 15, 2005 new shares of Amazonia were issued in exchange for the convertible instrument. As a result, Ternium’s indirect participation in Amazonia increased from 31.03% to 53.47%. Under IFRS, this acquisition has been accounted for following the provisions contained in IFRS 3 “Business Combinations” (“IFRS 3”) and, accordingly, assets acquired and liabilities assumed have been valued at fair value. The excess of Ternium’s interest in the net fair value of Amazonia’s identifiable assets, liabilities and contingent liabilities over the purchase price (amounting to USD 188.4 million) has been recognized in income for the period.

Under US GAAP, the Company applied the provisions contained in Statement of Financial Accounting Standard No. 141 “Business Combinations” (“SFAS No. 141”), which states that the excess of fair value of acquired net assets over cost shall be allocated as a pro rata reduction of the amounts that otherwise would have been assigned to all of the acquired assets except (a) financial assets other than investments accounted for by the equity method, (b) assets to be disposed of by sale, (c) deferred tax assets, (d) prepaid assets relating to pension or other postretirement benefit plans, and (e) any other current assets. Accordingly, under US GAAP, the Company reversed the gain recognized for IFRS purposes.

(12) Revaluation reserve

As mentioned in A.P. T (11), on February 15, 2005, the Company increased its equity interest in Amazonia from 31.03% to 53.47%. Under IFRS, this acquisition has been accounted for following the provisions contained in IFRS 3 and, accordingly, the Company recorded in equity (under “Revaluation reserve” line item) the excess of the fair value of its pre-acquisition interest in Amazonia’s net assets over their corresponding carrying amounts.

TERNIUM S.A.

Combined Consolidated Condensed Interim Financial Statements—(Continued)

For US GAAP purposes, the Company applied the provisions contained in SFAS No. 141. Under SFAS No. 141, when a company increases its shareholding interest in an equity investee, no fair value revaluation shall be made on the pre-acquisition equity interest held.

(13) Minority Interest

This adjustment represents the effect on minority interest of all the foregoing differences between IFRS and US GAAP.

(14) Net income

Under US GAAP, net income is shown net of the portion of the Company’s gain (loss) for the year attributable to minority shareholders. Accordingly, for US GAAP purposes, net income represents the gain (loss) attributable only to majority equity holders. Under IFRS, net income represents total gain (loss) obtained by the Company in a given period before offsetting the portion attributable to minority shareholders.

(15) Valuation of minority interest in Amazonia

As mentioned in A.P.T (11), on February 15, 2005, the Company increased its equity interest in Amazonia from 31.03% to 53.47%. Under IFRS, this acquisition has been accounted for following the provisions contained in IFRS 3 and, accordingly, minority interest on that company has been valued at fair value resulting in an adjustment to minority interest of USD324,916. Under US GAAP, the interest of minority equity holders of Amazonia has been valued at pre-acquisition carrying amount of net assets. No reconciling item has been shown in Note 17 as this difference has no effect on total shareholders’ equity and net income for the period.

(16) Cumulative translation differences exemption

As mentioned in A.P. (B), Ternium applied the cumulative translation differences exemption provided by IFRS 1 and, accordingly, has set the previously cumulative translation differences to zero at January 1, 2003. This exemption is not available under US GAAP. Nevertheless, this circumstance does not give rise to a difference between total shareholders’ equity under IFRS and US GAAP, but to a reclassification within shareholders’ equity.

(17) Consolidation of Amazonia

As mentioned in A.P.T (11), on February 15, 2005, the Company increased its equity interest in Amazonia from 31.03% to 53.47%. Accordingly, following the guidance set forth by IFRS 3, the Company began consolidated Amazonia’s results of operations effective February 15, 2005, the date on which Ternium gained control over Amazonia. Under US GAAP, the Company followed the provisions contained in ARB No. 51 and, thus, Amazonia’s results of operations were consolidated as from January 1, 2005, with pre-acquisition earnings being deducted in the minority interest line item, such that there is no difference between net income under IFRS and US GAAP.

INDEX TO THE NOTES TO THE COMBINED CONSOLIDATED CONDENSED INTERIM FINANCIAL STATEMENTS

1	Segment information

2	Cost of sales

3	General and administrative expenses

4	Selling expenses

5	Labor costs (included in cost of sales, selling expenses and administrative expenses)

6	Other operating (expenses) income, net

7	Financial (expenses) income, net

8	Property, plant and equipment, net

9	Intangible assets, net

10	Borrowings

11	Related party transactions

12	Earnings per share

13	Recently issued accounting pronouncements

14	Financial risk management

15	Acquisition of business

16	Post balance sheet events

17	Reconciliation of net income and shareholders’ equity to US GAAP

TERNIUM S.A.

Notes to the Combined Consolidated Interim Financial Statements

as of June 30, 2005 and for the six-month periods ended June 30, 2005 and 2004

(All amounts in USD thousands)

1    Segment information

Primary reporting format—business segments

	Flat steel products	Long steel products	Other(i)	Unallocated	Total
Period ended June 30, 2005

Net sales	1,584,386	169,706	73,753	—	1,827,845
Cost of sales	(769,353)	(93,019)	(43,548)	—	(905,920)

Gross profit	815,033	76,687	30,205	—	921,925

Capital expenditures—PP&E	76,842	—	—	—	76,842
Depreciation—PP&E	107,631	6,600	—	—	114,231

At June 30, 2005

Segment assets
Inventories, net	528,842	59,291	1,924	—	590,057
Trade receivables, net	237,228	39,883	52,838	—	329,949
PP&E	3,034,858	473,275	—	—	3,508,133
Other assets	—	—	—	890,813	890,813

Segment Liabilities	963,670	91,992	—	704,934	1,760,596

	Flat steel products	Trading	Other(ii)	Unallocated	Total
Period ended June 30, 2004

Net sales	566,678	102,282	1,543	—	670,503
Cost of sales	(283,773)	(97,568)	(649)	—	(381,990)

Gross profit	282,905	4,714	894	—	288,513

Capital expenditures—PP&E	37,426	—	—	—	37,426
Depreciation—PP&E	43,159	47	—	—	43,206

At December 31, 2004

Segment assets
Inventories, net	233,624	20,100	562	—	254,286
Trade receivables, net	111,945	58,877	783	—	171,605
PP&E	1,244,294	397	—	—	1,244,691
Other assets	777,868	95,047	—	103,133	976,048

Segment Liabilities	635,461	143,629	—	95,689	874,779

(i)	Includes sales of pig iron made by Siderar, pellets manufactured by Sidor, and other non-significant trading activities over products manufactured by third parties
(ii)	Includes sales of pig iron made by Siderar

TERNIUM S.A.

Notes to the Combined Consolidated Interim Financial Statements—(Continued)

Secondary reporting format—geographical segments

Allocation of net sales is based on the customers’ location. Allocation of assets and capital expenditure are based on the assets’ location.

Ternium’s subsidiaries operate for four main geographical areas. The North American segment comprises principally United States and Canada. The South and Central American segment comprises principally Argentina, Brasil, Colombia, Venezuela and Ecuador.

	South and Central America	North America	Europe	Other	Total
Period ended June 30, 2005
Net sales	1,295,708	321,770	170,283	40,084	1,827,845
Depreciation—PP&E	114,219	4	8		114,231
Capital expenditures—PP&E	76,842	—	—	—	76,842

At June 30, 2005
Segment assets
Trade receivables	250,584	26,372	52,993	—	329,949
Property, plant and equipment	3,507,862	96	175	—	3,508,133

Period ended June 30, 2004
Net sales	520,311	63,226	61,659	25,307	670,503
Depreciation—PP&E	43,197	3	6	—	43,206
Capital expenditures—PP&E	37,426	—	—	—	37,426

At December 31, 2004
Segment assets
Trade receivables	50,956	42,563	77,581	505	171,605
Property, plant and equipment	1,244,428	93	170	—	1,244,691

2    Cost of sales

	Six-month periods ended June 30,
	2005	2004
Inventories at the beginning of the period	254,286	144,307
Acquisition of business—Amazonia	284,676	—
Plus: Charges for the period
Raw materials and consumables used and other movements	590,968	273,829
Services and fees	55,524	20,826
Labor cost	97,769	43,619
Depreciation of property, plant and equipment	103,551	40,280
Amortization of intangible assets	2,485	1,753
Maintenance expenses	89,739	29,388
Office expenses	643	517
Freight and transportation	11,178	8,798
Insurance	378	369
Recovery from sales of scrap and by-products	(12,670)	(16,430)
Others	17,450	1,496
Less: Inventories at the end of the period	(590,057)	(166,762)

	905,920	381,990

TERNIUM S.A.

Notes to the Combined Consolidated Interim Financial Statements—(Continued)

3    General and administrative expenses

	Six-month periods ended June 30,
	2005	2004
Administrator and Board of Directors’ fees	—	542
Services and fees	13,466	5,531
Labor cost	31,488	7,482
Amortization of intangible assets	586	225
Maintenance and expenses	2,699	1,088
Taxes	14,092	7,584
Office expenses	5,785	555
Donations	1,394	324
Insurance	1,973	421
Depreciation of property plant and equipment	10,680	2,926
Others	6,390	1,988

	88,553	28,666

4    Selling expenses

	Six-month periods ended June 30,
	2005	2004
Services and fees	2,751	1,639
Labor cost	6,205	4,432
Amortization of intangible assets	326	271
Office expenses	188	123
Freight and transportation	82,128	21,628
Taxes	4,238	1,884
Others	838	322

	96,674	30,299

5    Labor costs (included in cost of sales, selling expenses and general and administrative expenses)

	Six-month periods ended June 30,
	2005	2004
Wages, salaries and social security costs	120,307	49,083
Termination benefits	8,525	5,764
Pension benefits—defined benefit plans	6,630	686

	135,462	55,533

TERNIUM S.A.

Notes to the Combined Consolidated Interim Financial Statements—(Continued)

6    Other operating (expenses) income, net

	Six-month periods ended June 30,
	2005	2004
(i) Other operating income

Provision for impairment of receivables	374	1,538
Others	4,613	271

Total other operating income	4,987	1,809

(ii) Other operating expenses

Provision for legal claims	(4,251)	(1,034)
Others	(8,533)	(710)

Total other operating expenses	(12,784)	(1,744)

Total other operating (expenses) income, net	(7,797)	65

7    Financial (expenses) income, net

	Six-month periods ended June 30,
	2005	2004
Interest expense	(15,135)	(12,218)
Interest income	12,603	4,231
Net foreign exchange transaction (losses)/gains and fair value of derivative instruments	(29,636)	6,086
Bank commissions and other bank charges	(3,554)	(583)
(Loss) income from participation account	(66,114)	91,469
Others	(887)	(278)

Financial (expenses) income, net	(102,723)	88,707

TERNIUM S.A.

Notes to the Combined Consolidated Interim Financial Statements—(Continued)

8    Property, plant and equipment, net

Period ended June 30, 2005	Land	Building and improvements	Production equipment	Vehicles, furniture and fixtures	Work in progress	Spare parts	Total
Cost
Values at the beginning of the period	23,427	682,576	2,217,688	141,212	36,865	16,331	3,118,099
Translation differences	(4,010)	(60,137)	(142,800)	811	(4,508)	536	(210,108)
Acquisition of business—Amazonia	55,815	959,849	2,473,697	42,231	94,369		3,625,961
Additions			4,746	1,191	68,928	1,977	76,842
Disposals / Consumptions		(13)	(3,972)	(465)	(240)	(125)	(4,815)
Transfers		30,179	50,700	2,079	(82,958)		0

Values at the end of the period	75,232	1,612,454	4,600,059	187,059	112,456	18,719	6,605,979

Depreciation
Accumulated at the beginning of the period		(392,996)	(1,368,813)	(109,797)		(1,802)	(1,873,408)
Translation differences		39,082	31,139	(2,112)		(58)	68,051
Acquisition of business—Amazonia		(480,581)	(688,188)	(12,903)			(1,181,672)
Depreciation charge		(29,843)	(79,351)	(4,934)		(103)	(114,231)
Disposals / Consumptions		7	2,939	373		95	3,414

Accumulated at the end of the period		(864,331)	(2,102,274)	(129,373)		(1,868)	(3,097,846)

At June 30, 2005	75,232	748,123	2,497,785	57,686	112,456	16,851	3,508,133

Period ended June 30, 2004	Land	Building and improvements	Production equipment	Vehicles, furniture and fixtures	Work in Progress	Spare Parts	Total
Cost
Values at the beginning of the period	23,856	644,233	2,233,218	141,874	29,797	14,187	3,087,165
Translation differences	(225)	(6,407)	(20,794)	(1,348)	(526)	(156)	(29,456)
Additions			24	439	35,220	1,743	37,426
Disposals / consumptions				(456)	(1,058)	(474)	(1,988)
Transfers		17,520	2,389	348	(20,257)

Values at the end of the period	23,631	655,346	2,214,837	140,857	43,176	15,300	3,093,147

Depreciation
Accumulated at the beginning of the period		(374,761)	(1,329,670)	(105,504)		(1,531)	(1,811,466)
Translation differences		3,711	13,004	1,046		14	17,775
Depreciation charge		(9,295)	(30,843)	(2,898)		(170)	(43,206)
Disposals / consumptions				150		184	334

Accumulated at the end of the period		(380,345)	(1,347,509)	(107,206)		(1,503)	(1,836,563)

At June 30, 2004	23,631	275,001	867,328	33,651	43,176	13,797	1,256,584

TERNIUM S.A.

Notes to the Combined Consolidated Interim Financial Statements—(Continued)

9    Intangible assets, net

Period ended June 30, 2005	Information system projects
Cost
Value at the beginning of the period	20,547
Translation differences	(89)
Acquisition of business—Amazonia	7,465
Additions	4,522

Value at the end of the period	32,445

Amortization
Accumulated at the beginning of the period	(10,498)
Translation differences	481
Acquisition of business—Amazonia	(3,424)
Amortization charge	(3,397)

Accumulated at the end of the period	(16,838)

At June 30, 2005	15,607

Period ended June 30, 2004	Information system projects
Cost
Value at the beginning of the period	12,055
Translation differences	(179)
Additions	3,774

Value at the end of the period	15,650

Amortization
Accumulated at the beginning of the period	(4,074)
Translation differences	78
Amortization charge	(2,249)

Accumulated at the end of the period	(6,245)

At June 30, 2004	9,405

10    Borrowings

	As of June 30, 2005	As of December 31, 2004
(i) Non-current
Bank borrowings	239,123	1,008

	239,123	1,008

(ii) Current
Bank borrowings	201,641	45,628
Others	—	443
Borrowings with related parties	2,575	75,927

	204,216	121,998

Total Borrowings	443,339	123,006

TERNIUM S.A.

Notes to the Combined Consolidated Interim Financial Statements—(Continued)

The maturity of borrowings is as follows:

	Expected maturity date
At June 30, 2005	2005	2006	2007	2008	2009	Thereafter	Total(1)
Non-Current Debt
Fixed Rate	—	—	—	—	—	16,308	16,308
Floating Rate	—	62,400	77,144	16,569	32,464	34,238	222,815

Current Debt
Fixed Rate	36,407	—	—	—	—	—	36,407
Floating Rate	167,809	—	—	—	—	—	167,809

Total	204,216	62,400	77,144	16,569	32,464	50,546	443,339

	Expected maturity date
At December 31, 2004	2005	2006	2007	2008	2009	Thereafter	Total(1)
Non-Current Debt
Floating Rate	—	783	225	—	—	—	1,008

Current Debt
Fixed Rate	102,583	—	—	—	—	—	102,583
Floating Rate	19,415	—	—	—	—	—	19,415

Total	121,998	783	225	—	—	—	123,006

1	As most borrowings incorporate floating rates that approximate market rates and the contractual re-pricing occurs every 3 to 6 months, the fair value of the borrowings approximates its carrying amount and is not disclosed separately.

During March 2003, Siderar signed an agreement with its creditors which allowed Siderar to modify certain conditions of its financial debt (principally the extension of the original loans terms) for a total of USD 473.6 million. As a result of this agreement, Siderar made an initial payment of USD 85.0 million corresponding to 17.95% of the restructured debt. The remaining debt balance (New Bank Debt) at March 18, 2003 consisted of a “New Trade Facility” for a total of USD 309.3 million and a “New FRN Facility” for a total of USD 79.0 million. As of June 30, 2004 the outstanding balance of the New Trade Facility and the New FRN Facility amounted to USD 76.6 million and USD 19.8 million, respectively.

During 2004, the Company settled all the outstanding balances of the New Trade Facility and the New FRN Facility, and at the same time the guarantees and restrictions imposed by the financing contracts were released.

The weighted average interest rates—which incorporate instruments denominated in various currencies—at the balance sheet date were as follows:

	June 30, 2005	December 31, 2004
Bank borrowings	7.64%	2.25%

The nominal average interest rates shown below were calculated using the rates set for each instrument in its corresponding currency and weighted using the dollar-equivalent outstanding principal amount of said instruments at June 30, 2005 and December 31, 2004, respectively.

TERNIUM S.A.

Notes to the Combined Consolidated Interim Financial Statements—(Continued)

Breakdown of long-term borrowings by currency is as follows:

Bank borrowings

Currency	Interest rates	June 30, 2005	December 31, 2004
USD	Variable	341,810	18,091
USD	Fixed	52,715	102,583
EUR	Variable	76	2,332
VEB	Variable	48,738	—

Total bank borrowings		443,339	123,006

11    Related party transactions

The Company is controlled by San Faustín, which at June 30, 2005 indirectly owned 100% of Ternium’s shares and voting rights. The ultimate controlling entity of the Company is Rocca & Partners S.A., a British Virgin Island corporation.

The following transactions were carried out with related parties:

	Six-month periods ended June 30
	2005	2004
(i) Transactions

(a) Sales of goods and services
Sales of goods to other related parties	140,196	12,681
Sales of services to associated parties	1,850	5,206
Sales of services to other related parties	739	—
Sales of goods to associated parties	27	—

	142,812	17,887

(b) Purchases of goods and services
Purchases of goods from associated parties	26,350	81,060
Purchases of goods from other related parties	11,772	23,037
Purchases of services from other related parties	40,563	23,547

	78,685	127,644

(c) Financial results
Income with associated parties	55,522	2,559
Income with other related parties	368	864
Expenses with other related parties	(106)	(3,882)

	55,784	(459)

TERNIUM S.A.

Notes to the Combined Consolidated Interim Financial Statements—(Continued)

	At June 30, 2005	At December 31, 2004
(ii) Period-end balances

(a) Arising from sales/purchases of goods/services
Receivables with associated parties	53,988	94,402
Receivables with other related parties	78,213	91,301
Payables to associated parties	(9,741)	(78,326)
Payables to other related parties	(122,948)	(40,359)

	(488)	67,018

(b) Other balances
Trust fund with other related parties	—	88,755
Amazonia Convertible debt instrument	—	135,450

	—	224,205

(c) Financial debt
Borrowings with other related parties	(2,575)	(75,927)

(d) Cash and cash equivalents
(i) Time deposit	11,087	11,171

(iii) Officers and Directors’ compensation

The aggregate compensation of the Officers and Directors earned during during six-month period ended June 30, 2005 amounts to U$S 1,924 thousand.

12    Earnings per share

On December 30, 2004, the Company converted the currency in which its share capital is expressed from EUR to USD. The share capital of EUR 31,000, represented by 31 shares of EUR 1,000 nominal value each, was converted into USD 41,471.80, represented by 31 shares of no nominal value. On June 17, 2005, the share capital of the Company was restructured by setting the nominal value per share at USD 1 and dividing the 31 issued shares into 41,471 shares of USD 1 nominal value each, and further transferring USD 0.80 to the share premium account of the Company. On June 29, 2005, ISL contributed all of its assets (including 41,470 shares of the Company) and liabilities to the Company, in exchange for 959,482,775 new shares of the Company.

Upon consummation of this contribution, the 41,470 shares contributed by ISL to the Company were cancelled and the Company’s issued share capital was increased to USD 959,482,776 represented by 959,482,776 shares of USD 1 nominal value each.

On September 15, 2005, ISL made a second contribution of all of its assets (including 750,021,919 shares of the Company) and liabilities to the Company, in exchange for 959,482,775 new shares of the Company.

Upon consummation of this second contribution, the 750,021,919 shares contributed by ISL to the Company were cancelled and the Company’s issued share capital was increased to USD 1,168,943,632 represented by 1,168,943,632 shares of USD 1 nominal value each.

The Company’s combined earnings per share for each of the periods presented have been calculated based on the assumption that 1,168,943,632 shares were issued and outstanding in each of the periods presented.

TERNIUM S.A.

Notes to the Combined Consolidated Interim Financial Statements—(Continued)

Earnings per share are calculated by dividing the net income attributable to equity holders of the Company by the daily weighted average number of ordinary shares issued during the period. The weighted average number of ordinary shares assumes that 1,168,943,632 shares were issued and outstanding as of January 1, 2003.

	2005	2004
Profit attributable to equity holders of the Company	477,609	211,855

Weighted average number of ordinary shares in issue	1,168,943,632	1,168,943,632

Basic earnings per share (USD per share)	0.41	0.18

13    Recently issued accounting pronouncements

1. IAS 19, Employee Benefits: Actuarial Gains and Losses, Group Plans and Disclosures (Amendment)

On December 16, 2004, the International Accounting Standards Board (“IASB”) issued International Accounting Standard No. 19, “Employee Benefits: Actuarial Gains and Losses, Group Plans and Disclosures (Amendment)” (“IAS 19”). IAS 19 gives entities the option of recognizing actuarial gains and losses in full during the period in which they occur, outside of profit and loss, in the statement of recognized income and expense. Previously, entities were only permitted to recognize actuarial gains and losses in profit and loss either (1) in the period in which they occur or (2) spread over the service life of employees. The amendment is effective for annual periods beginning on or after January 1, 2006. The Company’s management has not assessed the impact of this standard in its financial statements.

2. IFRS No. 6, Exploration for and Evaluation of Mineral Resources

On December 9, 2004, the IASB issued International Financial Reporting Standard No. 6 “Exploration for and Evaluation of Mineral Resources”. This standard provides guidance on accounting for exploration and evaluation expenditures, including the recognition of exploration and evaluation assets. The new standard will be effective for annual periods beginning on or after January 1, 2006. The Company’s management has not assessed the impact of this standard in its financial statements.

3. IAS 39, Financial Instruments: Recognition and Measurement (Amendment)

During 2004, the IASB released multiple amendments to International Accounting Standard No. 39 “Financial Instruments” (“IAS 39”):

•	Transition and Initial Recognition of Financial Assets and Financial Liabilities—Released on December 17, 2004, which provides a transitional relief from retrospective application of the ‘day 1’ gain and loss recognition requirements.

•	Recognition and Measurement on Fair Value Hedge Accounting for a Portfolio Hedge of Interest Rate Risk—Released on March 31, 2004, which allows the use of fair-value hedge accounting for a portfolio hedge of interest rate risk (macro hedging).

4. IFRS No. 5, Non-Current Assets Held for Sale and Discontinued Operations

On March 31, 2004, the IASB released International Financial Reporting Standard No. 5, “Non-Current Assets Held for Sale and Discontinued Operations” (“IFRS No. 5”). This standard is the result of the IASB’s (1) convergence project with the FASB and (2) a review of FASB Statement No. 144, Accounting for the Impairment or Disposal of Long-Lived Assets. IFRS No. 5 requires assets that are intended for disposal to be

TERNIUM S.A.

Notes to the Combined Consolidated Interim Financial Statements—(Continued)

recorded at the lower of the assets’ carrying amounts or fair value less selling costs. The standard also addresses when certain operating segments of a business should be classified as discontinued operations. IFRS No. 5 is effective for annual periods beginning on or after January 1, 2005, with earlier application encouraged. Management has not assessed the impact of this financial statements.

5. IFRS No. 4, Insurance Contracts

On March 31, 2004, the IASB released International Financial Reporting Standard No. 4 “Insurance Contracts” (“IFRS No. 4”). This standard provides companies with guidance on the accounting for insurance contracts, a matter that the IASB had not addressed previously. In IFRS No. 4, the IASB attempts to converge current worldwide industry practices. IFRS No. 4 enhances and improves disclosures regarding insurance contracts. An entity shall apply IFRS No. 4 for annual periods beginning on or after 1 January 2005. Earlier application is encouraged.

6. IFRS No. 2, Share-Based Payment

On February 19, 2004, the International Accounting Standards Board released International Financial Reporting Standard No. 2, “Share-based Payment” (“IFRS No. 2”). Under IFRS No. 2, companies would record in the income statement an expense for the cost of share-based payment transactions, including the granting of stock options to employees. Management does not anticipate that the adoption of IFRS No. 2 will have a material impact on the Company’s financial statements.

In addition, during 2004, the International Financial Reporting Interpretation Committee issued Interpretations 1 to 5 and an amendment to SIC-12, none of which is expected to have a significant impact on the Company’s financial statements.

14    Financial risk management

(1) Financial risk factors

Ternium’s activities expose it to a variety of financial risks, including the effects of changes in foreign currency exchange rates. Ternium’s subsidiaries use derivative financial instruments to minimize potential adverse effects on Ternium’s financial performance, by hedging certain risk exposures.

(i) Foreign exchange rate risk

Ternium operates in export markets and is exposed to foreign exchange rate risk arising from some currency exposures. Ternium’s relevant subsidiaries use forward contracts in order to hedge their exposure to exchange rate risk primarily in U.S. dollars.

Ternium aims to neutralize the negative impact of fluctuations in the value of other currencies with respect to the U.S. dollar. However, the fact that some subsidiaries have measurement currencies other than the U.S. dollar may, at times, distort the result of these efforts as reported under IFRS.

(ii) Interest rate risk

Ternium’s income and operating cash flows are substantially independent from changes in market interest rates. The group’s interest-rate risk arises from long-term borrowings. Borrowings issued at variable rates expose the group to cash flow interest-rate risk. Borrowings issued at fixed rates expose the group to fair value interest-rate risk.

TERNIUM S.A.

Notes to the Combined Consolidated Interim Financial Statements—(Continued)

(iii) Concentration of credit risk

Ternium has no significant concentrations of credit risk from customers. No single customer accounts for more than five percent of Ternium’s sales.

Ternium’s subsidiaries have policies in place to ensure that sales of products and services are made to customers with an appropriate credit history, or use credit insurance, letters of credit and other instruments to reduce credit risk whenever deemed necessary. These subsidiaries maintain allowances for potential credit losses.

Derivative counterparties and cash transactions are limited to high quality financial institutions.

(iv) Liquidity risk

Management maintains sufficient cash and marketable securities, availability of funding through an adequate amount of committed credit facilities and the ability to close out market positions.

(v) Gas and electricity supply

Sidor relies heavily upon two Venezuelan state-owned companies for the provision of gas and electricity, which are critical for the operation of its plant and equipment. A major disruption in the gas and electricity supply process, such as strikes, lockouts and other problems, would impact Sidor significantly. However, the risk of such a disruption at the current time appears to be low.

(vi) Iron ore supply

Expenditures for iron ore constitute one of the company’s largest individual raw material costs. While Sidor purchases all of its iron ore from a Venezuelan state-owned company, a number of other sources are available. Although management believes that Sidor will be able to continue to purchase iron ore on favorable terms, there can be no assurance that Sidor could timely purchase sufficient quantities of that raw material from alternative suppliers at prices comparable to those offered by its current supplier.

(2) Accounting for derivative financial instruments and hedging activities

Derivative financial instruments are initially recognized in the balance sheet at cost and subsequently remeasured at fair value. Ternium does not hedge its net investments in foreign entities.

Derivative transactions and other financial instruments, while providing economic hedges under risk management policies, do not qualify for hedge accounting under the specific rules in IAS 39. Changes in the fair value of any derivative instruments that do not qualify for hedge accounting under IAS 39 are recognized immediately in the income statement.

(3) Fair value estimation

The estimated fair value of a financial instrument is the amount at which the instrument could be exchanged in a current transaction between willing parties, other than in a forced or liquidation sale.

For the purpose of estimating the fair value of financial assets and liabilities with maturities of less than one year, the Company uses the market value less any estimated credit adjustments. For other investments, including, the trust fund, the Company uses quoted market prices.

TERNIUM S.A.

Notes to the Combined Consolidated Interim Financial Statements—(Continued)

As most borrowings include variable rates or fixed rates that approximate market rates and the contractual re-pricing occurs every 3 to 6 months, the fair value of the borrowings approximates its carrying amount and is not disclosed separately.

In assessing the fair value of derivatives and other financial instruments, Ternium uses a variety of methods, including, but not limited to, estimated discounted value of future cash flows using assumptions based on market conditions existing at each balance sheet date.

15    Acquisition of business

(a) On February 3, 2005, Ylopa exercised its option to convert the outstanding balance of the Amazonia convertible debt instrument into newly issued shares of that company. On February 15, 2005 new shares of Amazonia were issued in exchange for the convertible instrument. As a result, Ternium’s indirect participation in Amazonia increased from 31.03% to 53.47%. This acquisition has been accounted for following the provisions contained in IFRS 3 “Business Combinations” (“IFRS 3”) and, accordingly, assets acquired and liabilities assumed have been valued at fair value. Total purchase consideration, representing the carrying amount of the convertible debt instrument at the date of conversion, accounted for USD127.6 million, of which USD82.0 correspond to the majority shareholders. The excess of Ternium’s interest in the net fair value of Amazonia’s identifiable assets, liabilities and contingent liabilities over the purchase price (amounting to USD 188.4 million) has been recognized in income for the period. The main factor that contributed to a purchase price significantly below the fair value of net assets acquired is the downturn experienced by steel prices until 2003. Thus, the convertible debt instrument was issued at a time when Amazonia was undergoing a severe crisis affecting its business and financial condition, this situation being opposite to the current business condition on the date the conversion feature was exercised and the business combination was effected. In addition, as also required by IFRS 3, the Company recorded in equity the excess of the fair value of its pre-acquisition interest in Amazonia’s net assets over their corresponding carrying amounts.

The acquired business contributed revenues of USD 851 million and net income of USD204 million to the Company in the six-month period ended June 30, 2005. The book value of net assets acquired totals USD 928 million. The fair value of assets and liabilities arising from acquisition are as follows:

Fair value of assets and liabilities
Property, plant and equipment	2,444,289
Inventories	284,676
Cash and cash equivalents	305,342
Deferred Tax Liabilities	(284,242)
Pension Benefits	(78,425)
Provisions	(37,163)
Borrowings	(656,658)
Others assets and liabilities, net	(13,459)
Minority Interest	(795,178)

Net	1,169,182

(b) On May 18, 2005, III BVI, Hylsamex S.A. de C.V. (“Hylsamex”) and Alfa S.A. de C.V. (“Alfa”) entered into an acquisition agreement (the “Hylsamex Acquisition Agreement”). Pursuant to the terms of the Hylsamex Acquisition Agreement, on July 26, 2005, III BVI launched a cash tender offer in Mexico for the acquisition of all the outstanding shares of Hylsamex. On August 22, 2005, the acquisition by III BVI of a

TERNIUM S.A.

Notes to the Combined Consolidated Interim Financial Statements—(Continued)

controlling interest in Hylsamex and of Alfa’s minority interests in Amazonia, Ylopa and Hylsa Latin was consummated. The Company acquired an indirect controlling interest in Hylsamex and its subsidiaries, including Hylsa S.A. de C.V. (“Hylsa”) and Galvak S.A. de C.V. (Galvak”) and the indirect equity stakes owned by Hylsamex’s former controlling shareholder, Alfa, in Amazonia and Ylopa. III BVI and Siderar acquired 70.0% and 29.3% of the shares of Hylsamex, respectively by a total amount of USD 2,095 million. III BVI also acquired an additional 10.5% direct and indirect interest in Amazonia and an additional 11.1% interest in Ylopa by USD 91.9 million. Hylsamex’s main business is the production of flat and long steel products, with manufacturing plants located in the cities of Monterrey and Puebla, Mexico. Hylsa and Galvak are wholly owned subsidiaries of Hylsamex. Hylsa operates Hylsamex’s principal divisions of steel production, and Galvak is a leader in the production coated steel. As part of the financing for the acquisition, we or our affiliates entered into the following loan agreements: i) an amended and restated credit agreement, dated as of August 16, 2005, for an aggregate principal amount of USD1,000 million, among I.I.I. BVI and lenders ; ii) an amended and restated credit agreement, dated as of August 16, 2005, for an aggregate principal amount of USD380 million among Siderar, as borrower, and the lenders; and iii) several convertible and subordinated loan agreements, dated as of various dates, for an aggregate principal amount of USD594 million, each among the Company, I.I.I. BVI, as borrower, and Usiminas, Tenaris, or other Techint Group companies.

(c) On November 18, 2005, Siderar agreed to acquire, for an estimated USD55.2 million, assets and facilities of Acindar Industria Argentina de Aceros S.A. related to the production of welded steel pipes in the provinces of Santa Fe and San Luis in Argentina. These two plants have an annual production capacity of 140,000 tons per year of structural pipes to be used in the construction, agricultural and manufacturing industries. The acquisition has been approved by the Argentine competition authorities and is expected to be completed in the first quarter of 2006, subject to Acindar being released from its general restriction on asset dispositions under its ongoing out-of-court debt restructuring and the satisfaction of applicable publicity requirements relating to bulk transfers of assets.

16    Post balance sheet events

(a) In September 2005, Usiminas and Industrial Investments Inc., Cayman Islands (I.I.I. C.I.) entered into a shareholders agreement pursuant to which they agreed to make cash contributions to I.I.I. BVI in the form of convertible loans and, in the case of Usiminas, to transfer to ISL its holdings in Siderar, Amazonia and Ylopa, in exchange for shares of the Company at a ratio to be subsequently determined. On October 27, 2005, Usiminas exchanged its shares in Siderar, Amazonia and Ylopa for shares of the Company.

(b) As mentioned in A.P. A (1), on September 15, 2005 ISL made a contribution to Ternium consisting of all of its assets and liabilities. Upon consummation of this contribution, the Company’s share capital was increased to 1,168,943,632 shares.

(c) The Venezuelan Supreme Court of Justice has recently ruled in favor of increasing the benefits payable to retired employees of a Venezuelan company. This ruling is only binding on the parties to the litigation and Sidor has not received any claims in this regard. The Company analyzed the ruling’s legal grounds and the case’s facts and circumstances, and concluded that it is not likely that Sidor be subject to additional obligations in this respect. In the unlikely event that a potential claim by the participants of Sidor’s pension plan be successful, the Company estimates that the maximum loss would be approximately US$ 55 million net of tax effect.

TERNIUM S.A.

Notes to the Combined Consolidated Interim Financial Statements—(Continued)

17    Reconciliation of net income and shareholders’ equity to US GAAP

I. Differences in measurement methods

(a) The following is a summary of the significant adjustments to net income for the periods ended June 30, 2005 and 2004 and to shareholders’ equity at June 30, 2005 and 2004, which would be required had the combined consolidated financial statements been prepared in accordance with US GAAP instead of IFRS.

	Six-month periods ended June 30,
	2005	2004
Net income attributable to equity holders of the Company in accordance with IFRS	477,609	211,855

US GAAP adjustments—income (expense)

Capitalization of interest cost—PP&E (A.P. T (6))	(22)	136
Change in fair value of financial assets through profit and loss (A.P. T (7))	50,819	(1,326)
Troubled debt restructuring (A.P. T (2))	5,212	—
Capitalization of interest cost—intangible assets (A.P. T (6))	(155)	98
Inventory valuation (A.P. T (4))	(2,265)	628
Accounting for pension plans (A.P. T (3))	(846)	(80)
Valuation of fixed assets—PP&E (A.P. T (1))	64,149	35,909
Equity in investments in associated companies (A.P. T (10))	—	(41,770)
Excess of fair value of net assets acquired over cost (A.P. T (11))	(188,356)	—
Excess of fair value of net assets acquired over cost—depreciation expense ( A.P. T (11))	10,105	—
Intangible assets and other assets (A.P. T (5))	(415)	—
Deferred income tax (A.P. T (9))	(25,028)	(12,377)
Minority interest (A.P. T (13))	(84,956)	(829)

Net income in accordance with US GAAP	305,851	192,244

Weighted average number of shares outstanding (thousands)	1,168,944	1,168,944
Consolidated combined earnings per share in accordance with US GAAP	0.26	0.16

TERNIUM S.A.

Notes to the Combined Consolidated Interim Financial Statements—(Continued)

	Six-month periods ended June 30,
	2005	2004
Shareholders’ equity in accordance with IFRS	1,443,473	822,770

Capitalization of interest cost—PP&E (A.P. T (6))	8,200	5,721
Inventory valuation (A.P. T (4))	(11,696)	(5,262)
Capitalization of interest cost—intangible assets (A.P. T (6))	513	434
Accounting for pension plans (A.P. T (3))	5,436	1,559
Valuation of fixed assets—PP&E (A.P. T (1))	(1,514,897)	(1,014,066)
Equity in investments in associated companies (A.P. T (10))	—	(128,214)
Troubled debt restructuring (A.P. T (2))	(21,659)	—
Revaluation reserve (A.P. T (12))	(91,696)	—
Excess of fair value of net assets acquired over cost (A.P. T (11))	(285,388)	—
Excess of fair value of net assets acquired over cost—accumulated depreciation (A.P. T (11))	10,105	—
Intangible assets and other assets (A.P. T (5))	(1,042)	—
Accounting for convertible debt (A.P. T (8))	—	285,938
Deferred income tax (A.P. T (9))	629,981	354,065
Minority interest (A.P. T (13))	562,442	253,243

Shareholders’ equity in accordance with US GAAP	733,772	576,188

(b) Changes in shareholders’ equity under US GAAP are as follows:

	Six-month periods ended June 30,
	2005	2004
Shareholders’ equity at the beginning of the year in accordance with US GAAP	954,255	382,703
Net income for the year in accordance with US GAAP	305,851	192,244
Other comprehensive (loss) income	(409,648)	47,454
Contributions and other reserves	54,758	4,048
Dividends paid in cash and other distributions	(171,444)	(50,261)

Shareholders’ equity at the end of the period in accordance with US GAAP	733,772	576,188

II. Other significant US GAAP disclosures

(a) Statement of combined consolidated comprehensive income under US GAAP

Ternium follows the provisions contained in Statement of Financial Accounting Standard No. 130 “Reporting Comprehensive Income” (“SFAS No. 130”), which requires that an enterprise (i) classify items of other comprehensive income (loss) by their nature in a financial statement and (ii) display the accumulated balance of other comprehensive income (loss) separately from retained earnings and additional paid-in capital in the equity section of a statement of financial position.

	Six-month periods ended June 30,
	2005	2004
Net income for the period	305,851	192,244
Foreign currency translation adjustment	(24,779)	(6,865)
Change in fair value of financial assets	(384,869)	54,319

Total other comprehensive loss	(409,648)	47,454

Comprehensive (loss) income	(103,797)	239,698

TERNIUM S.A.

Notes to the Combined Consolidated Interim Financial Statements—(Continued)

The accumulated balances related to each component of other comprehensive income were as follows:

	Foreign currency translation adjustment for the six-month periods ended June 30,
	2005	2004
Balance at the beginning of the year	(144,587)	(133,811)
Decrease for the period	(24,779)	(6,865)

Balance at the end of the period	(169,366)	(140,676)

	Change in fair value of financial assets for the six- month periods ended June 30,
	2005	2004
Balance at the beginning of the year	384,869	146,310
(Decrease) increase for the period	(384,869)	54,319

Balance at the end of the period	—	200,629

(b) Recently issued accounting pronouncements

1. Share-based payments

On December 15, 2004, the Financial Accounting Standards Board (FASB or the “Board”) released its final revised standard entitled FASB Statement No. 123R, “Share-Based Payment” (“FAS 123R”), which will significantly change accounting practice with respect to employee stock options for both public and non-public companies. FAS 123R is effective:

•	For public entities that do not file as small business issuers—as of the beginning of the first interim or annual reporting period that begins after June 15, 2005;

•	For public entities that do file as small business issuers—as of the beginning of the first interim or annual reporting period that begins after December 15, 2005;

•	For nonpublic entities—as of the beginning of the first annual reporting period that begins after December 15, 2005.

The Company’s management has not assessed the potential impact of this standard on its financial statements.

2. Revenue recognition

On December 17, 2003, the SEC issued Staff Accounting Bulletin No. 104 (“SAB No. 104”), which revises or rescinds portions of the interpretative guidance included in Staff Accounting Bulletin No. 101, Revenue Recognition (“SAB No. 101”). The main modifications introduced by SAB No. 104 are aimed at making this interpretive guidance consistent with current authoritative accounting and auditing guidance and SEC rules and regulations. The principal revisions relate to the rescission of material no longer necessary because of private sector developments in the US GAAP. The Company’s management has not assessed the potential impact of this standard on its financial statements.

TERNIUM S.A.

Notes to the Combined Consolidated Interim Financial Statements—(Continued)

3. Accounting for Inventory Costs

In November 2004, the FASB issued SFAS No. 151, Inventory Costs, an amendment of ARB No. 43, Chapter 4. SFAS No. 151 clarifies the types of costs that should be expensed rather than capitalized as inventory. SFAS No. 151 also clarifies the circumstances under which fixed overhead costs associated with operating facilities involved in inventory processing should be capitalized. The provisions of SFAS No. 151 are effective for fiscal years beginning after June 15, 2005.

4. Accounting for Real Estate Time Sharing Transactions

In December 2004, the FASB issued SFAS No. 152, which amends FASB Statement No. 66, Accounting for Sales of Real Estate, to reference the financial accounting and reporting guidance for real estate time-sharing transactions that is provided in AICPA Statement of Position (“SOP”) 04-2, Accounting for Real Estate Time-Sharing Transactions. SFAS No. 152 also amends FASB Statement No. 67, Accounting for Costs and Initial Rental Operations of Real Estate Projects, to state that the guidance for (a) incidental operations and (b) costs incurred to sell real estate projects does not apply to real estate time-sharing transactions. SFAS No. 152 is effective for financial statements for fiscal years beginning after June 15, 2005.

5. Exchanges of Non-monetary Assets

In December 2004, the FASB issued SFAS No. 153, which amends Opinion No. 29 to eliminate the exception for non-monetary exchanges of similar productive assets and replaces it with a general exception for exchanges of non-monetary assets that do not have commercial substance. A non-monetary exchange has commercial substance if the future cash flows of the entity are expected to change significantly as a result of the exchange. The provisions of SFAS No. 153 are effective for non-monetary asset exchanges occurring in fiscal periods beginning after June 15, 2005.

TERNIUM S.A.

COMBINED CONSOLIDATED

FINANCIAL STATEMENTS

As of December 31, 2004 and 2003 and

for the years ended December 31, 2004 and 2003

23, Avenue Monterey

L-2086

R.C.S. Luxembourg : B 98 668

TERNIUM S.A.

Index to financial statements

Combined Consolidated Financial Statements

Report of Independent Registered Public Accounting Firm

To the Board of Directors and Shareholders of

Ternium S.A.

In our opinion, the accompanying combined consolidated balance sheets and the related combined consolidated statements of income, of cash flows and of changes in shareholders’ equity present fairly, in all material respects, the financial position of Ternium S.A. and its subsidiaries at December 31, 2004 and 2003, and the results of their operations and their cash flows for each of the years then ended in conformity with International Financial Reporting Standards. These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these financial statements based on our audits. We conducted our audits of these financial statements in accordance with the standards of the Public Company Accounting Oversight Board (United States of America). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

International Financial Reporting Standards vary in certain significant respects from accounting principles generally accepted in the United States of America. Information relating to the nature and effect of such differences is presented in Accounting Policies (Note T) and Notes 32 and 33 to the combined consolidated financial statements.

Buenos Aires, Argentina

November 4, 2005

PRICE WATERHOUSE & CO. S.R.L.

by	/s/ CARLOS A. PACE (Partner)
Carlos A. Pace

TERNIUM S.A.

Combined consolidated financial statements as of and for the years ended December 31, 2004 and 2003

(All amounts in USD thousands)

COMBINED CONSOLIDATED INCOME STATEMENT

	Notes	2004	2003
Net sales	27	1,598,925	1,056,566
Cost of sales	2 & 27	(965,004)	(671,720)

Gross profit		633,921	384,846

General and administrative expenses	3	(58,428)	(51,557)
Selling expenses	4	(60,524)	(62,786)
Other operating expenses, net	6	(798)	(5,721)

Operating income		514,171	264,782

Financial income, net	7 & 27	202,289	75,606
Equity in earnings of associated companies	8	209,201	110,250

Income before income tax expense		925,661	450,638
Income tax expense	9	(177,486)	(94,087)

Net income for the year		748,175	356,551

Attributable to:
Equity holders of the Company	26	457,339	218,215
Minority interest		290,836	138,336

		748,175	356,551

Weighted average number of shares outstanding	26	1,168,943,632	1,168,943,632
Basic and diluted earnings per share for profit attributable to the equity holders of the Company, during the year (expressed in USD per share)		0.39	0.19

The accompanying notes are an integral part of these combined consolidated financial statements.

TERNIUM S.A.

Combined consolidated financial statements

as of and for the years ended December 31, 2004 and 2003

(All amounts in USD thousands)

COMBINED CONSOLIDATED BALANCE SHEET

	Notes	December 31, 2004		December 31, 2003
ASSETS
Non-current assets
Property, plant and equipment, net	10	1,244,691		1,275,699
Intangible assets, net	11	10,049		7,981
Investments in associated companies, net	12	309,318		151,672
Other investments, net	13 & 27	148,569		142,426
Receivables, net	14 & 27	15,783	1,728,410	33,032	1,610,810

Current assets
Receivables	15 & 27	208,699		106,632
Inventories, net	16	254,286		144,307
Trade receivables, net	17 & 27	171,605		108,456
Other investments	18 & 27	88,755		87,663
Cash and cash equivalents	18 & 27	194,875	918,220	129,020	576,078

Total assets			2,646,630		2,186,888

EQUITY
Capital and reserves attributable to the company’s equity holders			1,026,725		701,821

Minority interest			745,126		550,264

Total equity			1,771,851		1,252,085

LIABILITIES
Non-current liabilities
Provisions	19	11,925		9,859
Deferred income tax	21	337,473		374,907
Other liabilities	22	9,104		8,783
Trade payables		—		186
Borrowings	24	1,008	359,510	283,914	677,649

Current liabilities
Provisions	20	960		1,584
Current tax liabilities		158,124		44,027
Other liabilities	22 & 27	33,288		24,175
Trade payables	27	194,943		102,848
Derivative financial instruments	23	5,956		4,282
Borrowings	24	121,998	515,269	80,238	257,154

Total liabilities			874,779		934,803

Total equity and liabilities			2,646,630		2,186,888

The accompanying notes are an integral part of these combined consolidated financial statements.

TERNIUM S.A.

Combined consolidated financial statements as of and for the years ended December 31, 2004 and 2003

(All amounts in USD thousands)

COMBINED CONSOLIDATED STATEMENT OF CHANGES IN SHAREHOLDERS’ EQUITY

	Attributable to the company’s equity holders	Minority Interest	Total Equity
Year ended December 31, 2003
Balance at January 1, 2003	407,144	367,355	774,499

Currency translation adjustment	49,892	52,113	102,005
Net income	218,215	138,336	356,551

Total recognized income for the year	268,107	190,449	458,556
Contributions	35,539	2,243	37,782
Dividends paid in cash	(8,969)	(9,783)	(18,752)

Balance at December 31, 2003	701,821	550,264	1,252,085

Year ended December 31, 2004
Balance at January 1, 2004	701,821	550,264	1,252,085

Currency translation adjustment	(51,549)	(25,697)	(77,246)
Net income	457,339	290,836	748,175

Total recognized income for the year	405,790	265,139	670,929
Dividends paid in cash and other distributions	(80,886)	(70,277)	(151,163)

Balance at December 31, 2004	1,026,725	745,126	1,771,851

The accompanying notes are an integral part of these combined consolidated financial statements.

TERNIUM S.A.

Combined consolidated financial statements as of and for the years ended December 31, 2004 and 2003

(All amounts in USD thousands)

COMBINED CONSOLIDATED CASH FLOW STATEMENT

		Year ended December 31
	Notes	2004	2003
Cash flows from operating activities
Net income for the year		748,175	356,551
Adjustments for:
Depreciation and amortization	10&11	99,192	85,479
Income tax accruals less payments	28	120,210	94,087
Equity in earnings of associated companies	8	(209,201)	(110,250)
Interest accruals less payments	28	9,083	5,428
Other		(3,593)	(1,890)
Changes in provisions	19&20	(798)	3,594
Changes in working capital	28	(204,670)	(55,662)
Currency translation adjustment and others		(40,833)	(31,019)

Net cash provided by operating activities		517,565	346,318

Cash flows from investing activities
Capital expenditures	10&11	(92,563)	(34,328)
Amazonia convertible debt instrument		—	(127,576)
Proceeds form sale of investment in associated company		—	304
Proceeds from the sale of property, plant and equipment		862	3,804

Net cash used in investing activities		(91,701)	(157,796)

Cash flows from financing activities
Dividends paid in cash and other distributions to company’s shareholders		(80,886)	(8,969)
Dividends paid in cash and other distributions to minority shareholders		(70,277)	(9,783)
Contributions of minority shareholders in subsidiary companies		—	38,553
Contributions		—	37,782
Proceeds from borrowings		52,309	95,448
Repayments of borrowings		(261,033)	(324,992)

Net cash used in financing activities		(359,887)	(171,961)

Increase in cash and cash equivalents		65,977	16,561

Movement in cash and cash equivalents
At January 1,		129,020	111,198
Effect of exchange rate changes		(122)	1,261
Increase in cash and cash equivalents		65,977	16,561

Cash and cash equivalents at December 31,		194,875	129,020

The accompanying notes are an integral part of these combined consolidated financial statements.

TERNIUM S.A.

Combined consolidated financial statements as of and for the years ended December 31, 2004 and 2003

(All amounts in USD thousands)

ACCOUNTING POLICIES (“A.P.”)

Index to accounting policies

A	Business of the Company and basis of presentation

B	Group accounting

C	Foreign currency translation

D	Property, plant and equipment

E	Impairment

F	Intangible assets

G	Other investments

H	Inventories

I	Trade receivables

J	Cash and cash equivalents

K	Shareholders’ equity

L	Borrowings

M	Income taxes—current and deferred

N	Employee liabilities

O	Provisions and other liabilities

P	Revenue recognition

Q	Cost of sales, selling expenses and general and administrative expenses

R	Derivative financial instruments

S	Segment information

T	Summary of significant differences between International Financial Reporting Standards (IFRS) and Generally Accepted Accounting Principles in the United States of America (US GAAP)

TERNIUM S.A.

Combined consolidated financial statements as of and for the years ended December 31, 2004 and 2003

(All amounts in USD thousands)

ACCOUNTING POLICIES

The following is a summary of the principal accounting policies followed in the preparation of these combined consolidated financial statements:

A    Business of the Company and basis of presentation

(1) Business of the Company

Ternium S.A. (the “Company” or “Ternium”), a Luxembourg Corporation (Societé Anonyme), was incorporated on December 22, 2003 under the name of Zoompart Holding S.A. to hold investments in flat and long steel manufacturing and distributing companies. The extraordinary shareholders’ meeting held on August 18, 2005, changed the corporate name to Ternium S.A.

Near the end of 2004, Ternium’s ultimate parent company San Faustín N.V. (“San Faustín”), a Netherlands Antilles company, decided to restructure its investments in the flat and long steel manufacturing and distribution business. In connection with the restructuring, San Faustín acquired Ternium in December 2004. Until that date, Ternium was a dormant company.

On May 6, 2005 San Faustín assigned and contributed to Inversora Siderurgica Limited (“ISL”), a wholly-owned subsidiary, a 100% interest in I.I.I.-Industrial Investments Inc. (“III BVI”), a subsidiary of San Faustín organized under the laws of the British Virgin Islands through which it held its investments in the flat and long steel manufacturing and distribution business and a 100% interest in Fasnet International S.A. (“Fasnet”).

The investments then held by III BVI consisted principally of a 50.75% interest in Siderar S.A.I.C. (“Siderar”) (which in turn owns a 11.11% equity interest in Ylopa—Servicos de Consultadoria Lda. (“Ylopa”) and a 14.4% interest in Consorcio Siderurgia Amazonia Ltd. (“Amazonia”)), a 25% interest (16.54% direct an indirect ownership at December 31, 2004) in Amazonia, a 34.27% interest in Ylopa and a 100% interest in the Techintrade Network. On May 6, 2005, ISL acquired a 96.77% interest in Ternium, which it afterwards increased to an interest of almost 100% of its issued and outstanding capital. On June 29, 2005, ISL assigned and contributed to Ternium all of its assets (consisting of a 100% interest in III BVI, a 100% interest in Fasnet and USD 17 in cash) and liabilities (consisting of a debt with San Faustín for USD 1), in exchange for 959,482,775 shares of Ternium. Also, on September 9, 2005 Tenaris agreed to exchange with ISL its 21.17% interest (14.49 direct ownership at December 31, 2004) in Amazonia, and its 24.40% interest in Ylopa.

On September 15, 2005, ISL made a second contribution of all of its assets (including 750,021,919 shares of the Company) and liabilities to the Company, in exchange for 959,482,775 new shares of the Company.

Upon consummation of this second contribution, the 750,021,919 shares contributed by ISL to the Company were cancelled and the Company’s issued share capital was increased to USD 1,168,943,632 represented by 1,168,943,632 shares of 1 USD nominal value each.

Because III BVI and Fasnet are under the common control of ISL, their consolidated financial statements have been retroactively combined with those of the Company and presented as one reporting entity (“Ternium”) in these combined consolidated financial statements. In addition, since Tenaris and the Company are under common control of San Faustín, the equity interest held by Tenaris in Amazonia and Ylopa that has been exchanged with ISL on September 9, 2005, have also been retroactively combined in these combined consolidated financial statements.

TERNIUM S.A.

Combined consolidated financial statements—(Continued)

(All amounts in USD thousands)

Detailed below are the companies whose consolidated financial statements have been included in these combined consolidated financial statements, and the percentage of ownership and voting rights held, directly or indirectly, by San Faustín in these companies at the end of each year indicated.

Company	Country of Organization	Main activity	Percentage of ownership and voting rights at December 31,
			2004	2003
Ternium S.A.	Luxembourg	Holding of investments in flat and long steel manufacturing and distributing companies	100.00%	100.00%
III Industrial Investments Inc. (B.V.I.)	British Virgin Islands	Holding company	100.00%	100.00%
Fasnet International S.A.	Panama	Holding company	100.00%	100.00%

(2) Basis of presentation of the combined consolidated financial statements

These combined consolidated financial statements are prepared in accordance with International Financial Reporting Standards (“IFRS”), and are covered by IFRS 1, “First-time Adoption of IFRS” as they are the first published financial statements of Ternium.

These combined consolidated financial statements have been prepared in accordance with those IFRS standards and IFRIC interpretations issued and effective or issued and early adopted as at the time of preparing these statements (September 2005). A summary of significant differences between IFRS and generally accepted accounting principles in the United States of America (“US GAAP”) is included in A.P.T and Notes 32 and 33. The combined consolidated financial statements are presented in thousands of U.S. dollars (“USD”).

The combined consolidated financial statements combine the financial statements of the Company with those of III BVI and Fasnet, their respective subsidiaries and other companies under common control.

The assets and liabilities of III BVI and Fasnet (and their respective subsidiaries, Inversiones Siderurgicas S.A. (“IS”), Siderar, Techintrade and Ylopa) have been accounted for at the relevant predecessor’s cost, reflecting the carrying amount of such assets and liabilities contributed to the Company. Accordingly, the combined consolidated financial statements include the financial statements of the above-mentioned combined companies at historical book values on a carryover basis as though the contribution had taken place on January 1, 2003, and no adjustment has been made to reflect fair values at the time of the contribution.

Detailed below are the subsidiary companies whose consolidated financial statements have been consolidated in these combined consolidated financial statements, and the percentage of ownership held, directly or indirectly, by San Faustín in these companies at the end of each year indicated.

Company	Country of Organization	Main activity	Percentage of ownership at December 31,
			2004	2003
Siderar S.A.I.C.(1)	Argentina	Manufacturing of flat steel products	50.75%	50.73%
Techintrade Uruguay S.A.(1)	Uruguay	Holding company and marketing of steel products	100.00%	100.00%
Inversiones Siderúrgicas S.A.(1)	Panama	Holding company	100.00%	100.00%
Comesi San Luis S.A.I.C.(2)	Argentina	Production of cold or hot rold prepainted, formed and skelped steel sheets	50.24%	50.22%

TERNIUM S.A.

Combined consolidated financial statements—(Continued)

(All amounts in USD thousands)

Company	Country of Organization	Main activity	Percentage of ownership at December 31,
			2004	2003
Prosid Investments S.C.A.(2)	Uruguay	Holding of investments in companies	50.75%	50.73%
Techintrade Italy S.R.L.(3)	Italy	Marketing of steel products	100.00%	100.00%
Socominter de Guatemala S.A.(3)	Guatemala	Marketing of steel products	100.00%	100.00%
Socominter de España S.A.U.(3)	Spain	Marketing of steel products	100.00%	100.00%
Socotrading S.A.(3)	Ecuador	Marketing of steel products	100.00%	100.00%
Techintrade Corporation(3)	USA	Marketing of steel products	100.00%	100.00%
Techint Engineering Company B.V.(3)	Netherlands	Marketing of steel products	100.00%	100.00%
Techintrade del Perú S.A.C.(3)	Peru	Marketing of steel products	100.00%	100.00%
Ylopa—Servicos de Consultadoria Lda.(4)	Madeira—Free zone	Participation in the debt restructuring process of Amazonia and Sidor C.A.	64.31%	64.31%

(1)	Indirectly through III Industrial Investments Inc. BVI
(2)	Indirectly through Siderar S.A.I.C.
(3)	Indirectly through Techintrade Uruguay S.A.
(4)	Indirectly through the participation of Prosid Investments S.C.A. (11.11%), IS (34.27%) and Tenaris (24.40%).

Detailed below are the most relevant associated companies which are accounted for by the equity method of accounting in these combined consolidated financial statements, and the percentage of ownership held, directly or indirectly, by San Faustín in these companies at the end of each year indicated.

Company	Country of Organization	Main activity	Percentage of ownership at December 31,
			2004	2003
Consorcio Siderurgia Amazonia Ltd.(1)	Cayman Islands	Holding of investments in Venezuelan steel companies	31.03%	31.03%
Compañía Afianzadora de Empresas Siderúrgicas S.G.R.(2)	Argentina	Granting of guarantees to participating partners to facilitate or permit access to credits for the purchase of national raw material	19.74%	19.73%

(1)	Indirectly through the participation of Prosid Investments S.C.A. (21.14%), IS (5.81%) and Tamsider (14.49%). Total voting rights held: 41.44%.
(2)	Indirectly through the participation of Siderar (38.89%). Total voting rights held: 38.89%.

Additionally, Amazonia holds a 59.73% interest in Sidor C.A. (“Sidor”), a company organized under the laws of Venezuela, that manufactures and sells steel products.

Also, Sidor holds a 49.8% interest in MATESI Materiales Siderúrgicos S.A. (“Matesi”), a Venezuelan company that manufactures and sells briquettes.

TERNIUM S.A.

Combined consolidated financial statements—(Continued)

(All amounts in USD thousands)

Eliminations of all material intercompany transactions and balances between the Company and the other combined companies and their respective subsidiaries have been made in consolidation.

The consolidated financial statements have been prepared under the historical cost convention, as modified by the revaluation of land and buildings, available-for-sale financial assets, and financial assets and financial liabilities (including derivative instruments) at fair value through profit or loss.

These combined consolidated financial statements have been approved for issue by the board of directors on September 23, 2005.

(3) Use of estimates

The preparation of financial statements requires management to make estimates and assumptions that might affect the reported amounts of assets and liabilities and the disclosure of contingent assets and liabilities at the balance sheet dates, and the reported amounts of revenues and expenses during the reporting periods. Actual results may differ from these estimates.

B    Group accounting

(1) Subsidiary companies

Subsidiary companies are those entities in which San Faustín has an interest of more than 50% of the voting rights or otherwise has the power to exercise control over the operating decisions. Subsidiaries are consolidated from the date on which control is transferred to the Company and are no longer consolidated from the date that control ceases. The purchase method of accounting is used to account for the acquisition of subsidiaries. The cost of an acquisition is measured as the fair value of assets given up, shares issued or liabilities undertaken at the date of acquisition, plus costs directly attributable to the acquisition. The excess of the acquisition cost over the Company’s share of the fair value of net assets acquired is recorded as goodwill. Intercompany transactions, balances and unrealized gains on transactions among the Company and its subsidiaries are eliminated; unrealized losses are also eliminated unless cost cannot be recovered.

(2) Associated companies

Associated companies are entities in which Ternium generally has between 20% and 50% of the voting rights, or over which Ternium has significant influence, but which it does not control (see A.P. A(2)). Investments in associated companies are accounted for using the equity method of accounting. Under this method the Company’s share of the post-acquisition profits or losses of an associated company is recognized in the income statement and its share of post-acquisition changes in reserves is recognized in reserves. The cumulative post-acquisition changes are adjusted against the cost of the investment. Unrealized gains on transactions among the Company and its associated companies are eliminated to the extent of the Company’s interest in such associated company; unrealized losses are also eliminated unless the transaction provides evidence of an impairment of the transferred asset. When the Company’s share of losses in an associated company equals or exceeds its interest in such associate, the Company does not recognize further losses unless it has incurred obligations or made payments on behalf of such associated company.

(3) First-time application of IFRS

The Company’s transition date is January 1, 2003. Ternium prepared its opening IFRS balance sheet at that date.

TERNIUM S.A.

Combined consolidated financial statements—(Continued)

(All amounts in USD thousands)

In preparing these combined consolidated financial statements in accordance with IFRS 1, the Company has applied the mandatory exceptions and certain of the optional exemptions from full retrospective application of IFRS, as detailed below:

3.1. Exemptions from full retrospective application—elected by the Company

The Company has elected to apply the following optional exemptions from full retrospective application.

(a) Fair value as deemed cost exemption

Ternium has elected to measure its property, plant and equipment at fair value as of January 1, 2003.

(b) Cumulative translation differences exemption

Ternium has elected to set the previously accumulated cumulative translation to zero at January 1, 2003. This exemption has been applied to all subsidiaries in accordance with IFRS 1.

3.2 Exceptions from full retrospective application followed by the Company

Ternium has applied the following mandatory exceptions from retrospective application.

(a) Derecognition of financial assets and liabilities exception

Financial assets and liabilities derecognized before January 1, 2003 are not re-recognized under IFRS. However, this exception had no impact on these financial statements as it was not applicable since the Company did not derecognize any financial assets or liabilities before the transition date that qualified for recognition.

(b) Hedge accounting exception

The Company has no derivatives that qualify for hedge accounting. This exception is therefore not applicable.

(c) Estimates exception

Estimates under IFRS at January 1, 2003 should be consistent with estimates made for the same date under previous GAAP.

(d) Assets held for sale and discontinued operations exception

Ternium did not have assets that met the held-for-sale criteria (as defined by IFRS 5) during the period presented.

C    Foreign currency translation

(1) Functional and presentation currency

Items included in the financial statements of each of the Company’s subsidiaries and associated companies are measured using the currency of the primary economic environment in which the entity operates (the “functional currency”). The combined consolidated financial statements are presented in thousands of U.S. dollars (“USD”), which is the Company’s functional and presentation currency.

TERNIUM S.A.

Combined consolidated financial statements—(Continued)

(All amounts in USD thousands)

(2) Subsidiary companies

The results and financial position of all the group entities (none of which operates in a hyperinflationary economy) that have a functional currency different from the presentation currency, are translated into the presentation currency as follows:

(i) assets and liabilities are translated at the closing rate of each balance sheet;

(ii) income and expenses for each income statement are translated at average exchange rates; and

(iii) all resulting translation differences are recognized as a separate component of equity.

In the case of a sale or other disposition of any such subsidiary, any accumulated translation differences would be recognized in the income statement as part of the gain or loss on sale.

(3) Transactions in currencies other than the functional currency

Transactions in currencies other than the functional currency are accounted for at the exchange rates prevailing at the date of the transactions. Gains and losses resulting from the settlement of such transactions and from the translation of monetary assets and liabilities denominated in currencies other than the functional currency are recognized in the income statement, including the foreign exchange gains and losses from intercompany transactions.

D    Property, plant and equipment (PP&E)

Land and buildings comprise mainly factories and offices. All property, plant and equipment are recognized at historical acquisition or construction cost less accumulated depreciation and accumulated impairment (if applicable), except for land, which is carried at acquisition cost less impairment (if applicable).

Major overhaul and rebuilding expenditures are recognized as a separate asset when future economic benefits are expected from the item, and the cost can be measured reliably.

Ordinary maintenance expenses on manufacturing properties are recorded as cost of products sold in the period in which they are incurred.

Depreciation method is reviewed at each balance sheet date. Depreciation is calculated using the straight-line method to amortize the cost of each asset to its residual value over its estimated useful life as follows:

Land	No Depreciation
Buildings and improvements	20-40 years
Plant and production equipment	15-25 years
Vehicles, furniture and fixtures and other equipment	5-15 years

The assets’ residual values and useful lives are reviewed, and adjusted if appropriate, at each balance sheet date.

Gains and losses on disposals are determined by comparing the proceeds with the corresponding carrying amounts and are included in the income statement.

If the carrying amount of an asset were greater than its estimated recoverable amount, it would be written down to its recoverable amount. (see A.P. E “Impairment”).

TERNIUM S.A.

Combined consolidated financial statements—(Continued)

(All amounts in USD thousands)

E    Impairment

Assets that have an indefinite useful life are not subject to amortization and are tested annually for impairment. Assets that are subject to amortization and investments in affiliates are reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount may not be recoverable. An impairment loss is recognized for the amount by which the asset’s carrying amount exceeds its recoverable amount. The recoverable amount is the higher of an asset’s fair value less cost to sell and the present value of estimated future cash flows. For purposes of assessing impairment, assets are grouped at the lowest levels for which there are separately identifiable cash flows (cash-generating units). For these purposes, each associate has been considered a cash generating unit.

At December 31, 2004, no impairment provisions were recorded. The impairment provision recorded in previous years on the investment in Amazonia was reversed in 2004 and included in equity in earnings of associated companies, as explained in Note 12.

F    Intangible assets

(1) Information systems projects

Generally, costs associated with developing or maintaining computer software programs are recognized as an expense as incurred. However, costs directly related to the acquisition and implementation of information systems are recognized as intangible assets if they have a probable economic benefit exceeding the cost beyond one year.

Information systems projects recognized as assets are amortized using the straight-line method over their useful lives, not exceeding a period of 3 years. Amortization charges are included in cost of sales, selling expenses and general and administrative expenses.

(2) Research and development

Research expenditures are recognized as expenses as incurred. Development costs are recorded as cost of sales in the income statement as incurred because they do not fulfill the criteria for capitalization. Research and development expenditures for the years ended December 31, 2004 and 2003 totaled USD 0.3 million and USD 0.5 million, respectively.

G    Other investments

Under IAS 39 “Financial Instruments: Recognition and Measurement”, investments have to be classified into the following categories: financial assets at fair value through profit or loss; held-to-maturity investments; loans and receivables and available-for-sale financial assets. The classification depends on the purpose for which the investments were acquired. Management determines the classification of its investments at initial recognition.

Deposits in trusts are classified as financial assets at fair value through profit or loss. Subsequent to their acquisition, these investments are carried at fair value through profit and loss. Realized and unrealized gains and losses arising from changes in the fair value in those investments are included in the income statement for the period in which they arise. The Amazonia Convertible Debt Instrument is carried at cost.

In order to mitigate any potential impact of Argentine regulations restricting payments outside of Argentina, Siderar has placed financial resources in a trust outside Argentina. The objective of the trust is solely to ensure that the financial needs for the normal development of Siderar’s operations are met. The fund mainly comprises

TERNIUM S.A.

Combined consolidated financial statements—(Continued)

(All amounts in USD thousands)

time deposits and commercial paper. No liabilities or debts have been offset within the trust fund. The financial resources that were placed in the trust up to December 31, 2004 have been contributed to a subsidiary (Inversiones Basilea S.A.) as of January 1, 2005.

All purchases and sales of investments are recognized on the trade date, not significantly different from the settlement date, which is the date that Ternium commits to purchase or sell the investment.

H    Inventories

Inventories are stated at the lower of cost (calculated using principally the first-in-first-out “FIFO” method) and net realizable value. The cost of finished goods and work in progress comprises raw materials, direct labor, depreciation, other direct costs and related production overhead costs. It excludes borrowing costs. Net realizable value is the estimated selling price in the ordinary course of business, less the costs of completion and selling expenses. Goods acquired in transit at period end are valued at supplier invoice cost.

A provision for obsolescence or slow-moving inventory is recorded in connection with supplies and spare parts and based on management’s analysis of their aging, the capacity of such materials to be used based on their levels of preservation and maintenance and the potential obsolescence due to technological change. The provision for slow-moving inventory is recognized for finished goods and goods in progress based on management’s analysis of their aging.

I    Trade receivables

Trade and other receivables are carried at face value less a provision for impairment, if applicable. This amount does not differ significantly from fair value.

A provision for impairment is established when there is objective evidence that a financial asset or group of assets is impaired. Objective evidence that a financial asset or group of assets is impaired includes observable data that comes to the attention of the Company about a loss event, such as a significant financial difficulty of the obligor or a breach of contract. The amount of the impairment is determined as the difference between the asset’s carrying amount and the present value of estimated future cash flows discounted at the asset’s original effective interest rate. The amount of the loss is recognized in the income statement.

J    Cash and cash equivalents

Cash and cash equivalents and highly liquid short-term securities are carried at fair market value.

For purposes of the cash flow statement, cash and cash equivalents comprise cash, bank current accounts and short-term highly liquid investments (original maturity of less than 90 days).

In the combined consolidated balance sheet, bank overdrafts are included in borrowings within current liabilities.

K    Shareholders’ equity

Basis of combination

The combined consolidated statement of changes in shareholders’ equity for the years 2004 and 2003 was prepared based on the following:

•	Currency translation differences arising from the translation of financial statements expressed in currencies other than the U.S. dollar are shown in a separate line;

TERNIUM S.A.

Combined consolidated financial statements—(Continued)

(All amounts in USD thousands)

•	Dividends include the dividends paid by III (BVI) to San Faustín, and dividends paid by Ylopa to Tenaris, as if they had been paid by Ternium to San Faustín or Tenaris.

•	Other distributions comprise loans granted by Ylopa to its shareholders that are in substance capital nature transactions. These loans are non-interest bearing facilities granted by Ylopa to its shareholders based on their respective stockholdings. These loans mature in one year, although debtors are allowed to make partial or full prepayments at any time. However Ylopa’s intention is to offset the outstanding balance of such facilities against future dividend distributions. Accordingly, these credits have been shown as a reduction to equity.

L    Borrowings

Borrowings are recognized initially for an amount equal to the proceeds received. In subsequent periods, borrowings are stated at amortized cost; any difference between proceeds and the redemption value is recognized in the income statement over the period of the borrowings.

A debt restructuring is accounted for in accordance with the guidelines set forth by IAS No. 39 which states that a substantial modification of the terms of an existing debt instrument (whether or not due to the financial difficulty of the debtor) should be accounted for as an extinguishment of the old debt. For purposes of IAS No. 39, the terms are substantially different if the discounted present value of the cash flows under the new terms, including any fees paid net of any fees received, is at least 10 per cent different from the discounted present value of the remaining cash flows of the original debt instrument.

Borrowing costs are expensed as incurred.

M    Income taxes—current and deferred

Under present Luxembourg law, so long as the Company maintains its status as a holding company, no income tax, withholding tax (including with respect to dividends), or capital gain tax is payable in Luxembourg by the Company.

The current income tax charge is calculated on the basis of the tax laws existing in the countries in which Ternium’s subsidiaries operate. Management evaluates positions taken in tax returns with respect to situations in which applicable tax regulation could be subject to interpretation. A liability is recorded for tax benefits that were taken in the applicable tax return but have been not recognized for financial reporting.

Deferred income taxes are calculated, using the liability method, on temporary differences arising between the tax bases of assets and liabilities and their carrying amounts in the financial statements. The principal temporary differences arise on fixed assets, originated in different valuation and useful lives considered by accounting standards and tax regulations, tax loss carry-forwards, inventories valuation and provisions for pensions. Deferred tax assets and liabilities are measured at the tax rates that are expected to apply in the period when the asset is realized or the liability is settled, based on tax rates and tax laws that have been enacted or substantially enacted by the balance sheet date.

Deferred tax assets are recognized to the extent it is probable that future taxable income will be available to offset temporary differences.

Deferred income tax is provided on temporary differences arising on investments in subsidiaries and associated companies, except where the timing of the reversal of the temporary difference is controlled by the Company and it is probable that the temporary difference will not reverse in the foreseeable future.

TERNIUM S.A.

Combined consolidated financial statements—(Continued)

(All amounts in USD thousands)

N    Employee liabilities

(1) Pension obligations

The Company has defined benefit plans. A defined benefit plan is a pension plan that defines an amount of pension benefit that an employee will receive on retirement, usually dependent on one or more factors such as age, years of service and compensation.

The liability recognized in the balance sheet in respect of defined benefit pension plans is the present value of the defined benefit obligation at the balance sheet date, together with adjustments for unrecognized actuarial gains or losses and past service costs. The defined benefit obligation is calculated annually by independent actuaries using the projected unit credit method.

Actuarial gains and losses arising from experience adjustments and changes in actuarial assumptions are charged or credited to income over the employees’ expected average remaining working lives.

Past-service costs are recognized immediately in income, unless the changes to the pension plan are conditional on the employees remaining in service for a specified period of time (the vesting period). In this case, the past-service costs are amortized on a straight-line basis over the vesting period.

Siderar

Siderar implemented an unfunded defined benefit employee retirement plan for Siderar’s and certain other officers throughout the world on August 1, 1995. The plan is designed to provide retirement, termination and other benefits to those officers.

For its main plan, Siderar is accumulating assets for the ultimate payment of those benefits in the form of investments that carry time limitations for their redemption. The investments are not part of a particular plan, nor are they segregated from Ternium’s other assets, and therefore this plan is classified as “unfunded” under IFRS definitions. Benefits provided by the plan are in U.S. dollars and are calculated based on a three-year or seven-year salary average (whichever is more favorable to the beneficiary) for those executives who have retired or were terminated before December 31, 2004. After this date, the benefits of the plan are calculated based on a seven-year salary average.

(2) Termination benefits

Termination benefits are payable when employment is terminated before the normal retirement date, or whenever an employee accepts voluntary redundancy in exchange for these benefits. The Company recognizes termination benefits when it is demonstrably committed to either: (i) terminating the employment of current employees according to a detailed formal plan without possibility of withdrawal or (ii) providing termination benefits as a result of an offer made to encourage voluntary redundancy.

(3) Other compensation obligations

Employee entitlements to annual leave and long-service leave are accrued as earned.

(4) Social security contributions

Argentine laws provide for pension benefits to be paid to retired employees from government pension plans and/or private fund managed plans to which employees may elect to contribute. As stipulated by Argentine Law,

TERNIUM S.A.

Combined consolidated financial statements—(Continued)

(All amounts in USD thousands)

Siderar makes monthly contributions calculated based on each employee’s salary to fund such plans. The related amounts are expensed as incurred. No additional liabilities exist once the contributions are paid.

O    Provisions and other liabilities

Ternium has certain contingencies with respect to existing or potential claims, lawsuits and other proceedings. Unless otherwise specified, Ternium accrues a provision for a present legal or constructive obligation as a result of a past event, when it is probable that future cost could be incurred and that cost can be reasonably estimated. Generally, accruals are based on developments to date, Ternium’s estimates of the outcomes of these matters and the advice of Ternium’s legal advisors.

P    Revenue recognition

Revenues are recognized as sales when revenue is earned and is realized or realizable. This includes satisfying all of the following criteria: the arrangement with the customer is evident, usually through the receipt of a purchase order; the sales price is fixed or determinable; delivery as defined by the risk transfer provision of the sales contracts has occurred, and collectibility is reasonably assured.

Interest income is recognized on an effective yield basis.

Income from participation account is recognized when earned according to its contractual terms (see Note 25).

Q    Cost of sales, selling expenses and general and administrative expenses

Cost of sales and expenses are recognized in the income statement on the accrual basis of accounting.

R    Derivative financial instruments

Information about accounting for derivative financial instruments and hedging activities is included in Note 30 “Financial risk management”.

S    Segment information

Business segments: for management purposes, the Company is organized on a worldwide basis into the following segments: flat steel products, trading, and others. The flat steel products segment comprises the manufacturing and marketing of flat steel products and the trading segment comprises exclusively the marketing of steel products manufactured by unconsolidated equity investees.

The secondary reporting format is based on a geographical location. Ternium operates for four main geographical areas: South and Central America, North America, Europe and Other.

T    Summary of significant differences between International Financial Reporting Standards (IFRS) and Generally Accepted Accounting Principles in the United States of America (US GAAP)

The accompanying combined consolidated financial statements have been prepared in accordance with IFRS, which differs in certain important respects from US GAAP. The significant differences between IFRS and

TERNIUM S.A.

Combined consolidated financial statements—(Continued)

(All amounts in USD thousands)

US GAAP as they relate to the Company as of and for the years ended December 31, 2004 and 2003 are reflected in the reconciliation provided in Note 32 and principally relate to the items discussed in the following paragraphs:

(1) Valuation of fixed assets—property, plant and equipment

Under IFRS, the Company applied the provisions contained in IFRS 1 for the valuation of property, plant and equipment. Accordingly, a technical revaluation was adopted by the Company as the deemed cost for its property, plant and equipment.

Under US GAAP, no accommodations are given to first-time adopters with regards to estimates of the original value of property, plant and equipment. Accordingly, no revaluations have been made for US GAAP purposes and historical cost has been used by the Company as its basis of accounting for this caption.

(2) Capitalization of interest cost

Under IFRS, the Company follows the guidance set forth by International Accounting Standard No. 23 “Borrowing Costs” (“IAS No. 23”), which states that interest cost should be recognized as an expense in the period in which it is incurred. IAS No. 23 provides for an allowed alternative treatment under which interest cost that is directly attributable to the acquisition, construction or production of a qualifying asset should be capitalized as part of the cost of that asset. In case the allowed alternative treatment is applied, the amount of interest cost eligible for capitalization should be determined in accordance with IAS No. 23. However, for IFRS purposes, the Company elected to follow the general guidance contained in IAS No. 23 and interest cost has been expensed as incurred.

Under US GAAP, the Company applies the provisions of Statement of Financial Accounting Standards No. 34, “Capitalization of Interest Cost” (“SFAS No. 34”), which requires interest capitalization on assets which have a period of time to get them ready for their intended use. In accordance with these requirements interest was capitalized during the years ended December 31, 2004 and 2003. The net US GAAP adjustment also includes amortization of the interest capitalized.

(3) Accounting for pension plans

Under IFRS, the Company accounts for benefits granted to its employees in accordance with the provisions contained in International Accounting Standard No. 19 “Employee Benefits” (“IAS No. 19”), which requires an enterprise to recognize (i) a liability when an employee has provided service in exchange for employee benefits to be paid in the future; and (ii) an expense when the enterprise consumes the economic benefit arising from service provided by an employee in exchange for employee benefits.

Under US GAAP, the Company follows the guidance set forth by Statement of Financial Accounting Standard No. 87 “Employers’ Accounting for Pensions” (“SFAS No. 87”), which contains provisions substantially consistent with those provided by IAS No. 19. Nevertheless, under IFRS, past-service costs are recognized immediately in income, unless the changes to the pension plan are conditional on the employees remaining in service for a specified period of time (the vesting period). In this case, the past-service costs are amortized on a straight-line basis over the vesting period. Under US GAAP, past-service costs are recognized over the remaining service lives of active employees.

TERNIUM S.A.

Combined consolidated financial statements—(Continued)

(All amounts in USD thousands)

(4) Changes in fair value of financial assets through profit and loss

The Company has certain investments in trust funds. Under IFRS, the Company is carrying these investments at fair value through profit or loss with unrealized gains and losses, if any, included in the statement of income.

Under US GAAP, the Company is carrying these investments at market value with material unrealized gains and losses, if any, included in other comprehensive income in accordance with Statement of Financial Accounting Standards No. 115 “Accounting for Certain Investments in Debt and Equity Securities” (“SFAS No. 115”). SFAS No. 115 also states that for such investments an enterprise shall determine whether a decline in fair value below the amortized cost basis is other than temporary. In such event, accumulated unrealized losses included in other comprehensive income shall be reclassified into the statement of income.

(5) Inventory valuation

The outstanding balance of inventories at year-end contains a portion of the depreciation of property, plant and equipment for the year. As mentioned in Note A.P. T (1) above, the value of property, plant and equipment for IFRS purposes has been determined based on a technical revaluation while historical cost has been used under US GAAP. Accordingly, the carrying amount and the annual depreciation charge under IFRS are higher than those determined under US GAAP. Therefore, this US GAAP adjustment reflects the reversal of the excess depreciation of property, plant and equipment capitalized within inventory under IFRS.

(6) Equity in investments in associated companies

Under IFRS, investments in companies in which the Company exercises significant influence, but not control, are accounted for by the equity method. For purposes of this reconciliation, the Company has assessed the impact of US GAAP adjustments on the IFRS financial statements of its equity investees. The following is a description of the significant differences between IFRS and US GAAP as they relate to the Company’s equity investee:

(i) Under IFRS, Sidor has elected to measure its property, plant and equipment at fair value as at January 1, 2003 as deemed cost.

(ii) As explained in Note 12, Ternium recorded an impairment provision on its investment in Amazonia in previous years. During 2004, and due to better conditions in the economic environment market of Sidor and based on projections of future cash flows estimated by the Company’s management, the impairment provision was reversed under IFRS. Under US GAAP, there is no impairment provision.

(iii) Under IFRS, Sidor accounted for the debt restructuring process carried out in fiscal year 2003 under IAS 39 and, accordingly, recorded a gain on restructuring. Under US GAAP, Sidor followed the provisions contained in SFAS No. 15 “Accounting by Debtors and Creditors for Troubled Debt Restructuring” (“SFAS 15”), which states that no gain on restructuring of payables shall be recognized unless the remaining carrying amount of the payable exceeds the total future cash payments (including amounts contingently payable) specified by the terms of the debt remaining unsettled after the restructuring.

(7) Accounting for convertible debt

Under IFRS, the investment in the convertible debt instrument issued by Amazonia is carried at cost. Under US GAAP, this security is valued at its fair value at each balance sheet date with changes in value recorded directly in Other comprehensive income (“OCI”) as the Company considers this security to be an “available-for-sale”

TERNIUM S.A.

Combined consolidated financial statements—(Continued)

(All amounts in USD thousands)

security as defined by SFAS No. 115. Upon conversion, any amount previously recorded in OCI would be reversed as an adjustment to the cost value of the convertible debt and the net carrying amount would be deemed purchase price paid for the common shares received.

(8) Deferred income tax

Under US GAAP the Company calculated the effect of the above mentioned adjustments on deferred income taxes.

(9) Minority interest

This adjustment represents the effect on minority interest of all the foregoing differences between IFRS and US GAAP.

(10) Net income

Under US GAAP, net income is shown net of the portion of the Company’s gain (loss) for the year attributable to minority shareholders. Accordingly, for US GAAP purposes, net income represents the gain (loss) attributable only to majority equity holders. Under IFRS, net income represents total gain (loss) obtained by the Company in a given period before offsetting the portion attributable to minority shareholders.

(11) Cumulative translation differences exemption

As mentioned in A.P. (B), Ternium applied the cumulative translation differences exemption provided by IFRS 1 and, accordingly, has set the previously cumulative translation differences to zero at January 1, 2003. This exemption is not available under US GAAP. Nevertheless, this circumstance does not give rise to a difference between total shareholders’ equity under IFRS and US GAAP, but to a reclassification within shareholders’ equity.

(12) Dilution of Amazonia’s investment in Sidor

As mentioned in Note 25, during fiscal 2003, Amazonia and Sidor concluded a restructuring (the “2003 Restructuring”). As part of the 2003 Restructuring, Amazonia and the Venezuelan Government capitalized a portion of their credits against Sidor, thus changing their equity interest in Sidor from 70% and 30%, respectively to 59.7% and 40.3%, respectively. Under IFRS, the Company recognized the effect of the dilution of Amazonia’s interest in Sidor in the income statement, while under US GAAP the net effect of the dilution was recorded within shareholders’ equity. The US GAAP effect of the dilution accounts for USD 46,161.

INDEX TO THE NOTES TO THE COMBINED CONSOLIDATED FINANCIAL STATEMENTS

1	Segment information

2	Cost of sales

3	General and administrative expenses

4	Selling expenses

5	Labor costs (included in cost of sales, selling expenses and administrative expenses)

6	Other operating expenses, net

7	Financial income, net

8	Equity in earnings of associated companies

9	Tax charge

10	Property, plant and equipment, net

11	Intangible assets, net

12	Investments in associated companies, net

13	Other investments, net—non current

14	Receivables, net—non current

15	Receivables

16	Inventories, net

17	Trade receivables, net

18	Cash and cash equivalents and other investments

19	Provisions—non current

20	Provisions—current

21	Deferred income tax

22	Other liabilities

23	Derivative financial instruments

24	Borrowings

25	Contingencies, commitments and restrictions on the distribution of profits

26	Earnings per share

27	Related party transactions

28	Cash flow disclosures

29	Recently issued accounting pronouncements

30	Financial risk management

31	Post balance sheet events

32	Reconciliation of net income and shareholders’ equity to US GAAP

33	Other significant US GAAP disclosure requirements

TERNIUM S.A.

Notes to the Combined Consolidated Financial Statements as of and for the years ended December 31, 2004, and 2003

(All amounts in USD thousands)

1    Segment information

Primary reporting format—business segments

	Flat steel products	Trading	Other	Unallocated	Total
Year ended December 31, 2004

Net sales	1,266,197	325,227	7,501	—	1,598,925
Cost of sales	(647,815)	(312,447)	(4,742)	—	(965,004)

Gross profit	618,382	12,780	2,759	—	633,921

Capital expenditures—PP&E	83,763	—	—	—	83,763
Depreciation—PP&E	92,596	86	—	—	92,682

Segment assets
Inventories, net	233,624	20,100	562	—	254,286
Trade receivables, net	111,945	58,877	783	—	171,605
PP&E, net	1,244,294	397	—	—	1,244,691
Investment in Amazonia	309,195	—	—	—	309,195
Other assets	468,673	95,047	—	103,133	666,853

Segment liabilities	635,461	143,629	—	95,689	874,779

Year ended December 31, 2003

Net sales	955,591	98,261	2,714	—	1,056,566
Cost of sales	(576,368)	(93,276)	(2,076)	—	(671,720)

Gross profit	379,223	4,985	638	—	384,846

Capital expenditures—PP&E	26,014	—	—	—	26,014
Depreciation—PP&E	81,720	29	—	—	81,749

Segment assets
Inventories, net	140,754	3,167	386	—	144,307
Trade receivables, net	81,504	26,922	30	—	108,456
PP&E, net	1,275,477	222	—	—	1,275,699
Investment in Amazonia	151,543	—	—	—	151,543
Other assets	360,492	37,888	—	108,503	506,883

Segment liabilities	795,102	52,982	—	86,719	934,803

Secondary reporting format—geographical segments

Allocation of net sales is based on the customers’ location. Allocation of assets and capital expenditures is based on the assets’ location.

TERNIUM S.A.

Notes to the Combined Consolidated Financial Statements—(Continued)

Ternium’s subsidiaries operate for four main geographical areas. The North American segment comprises principally United States and Canada. The South and Central American segment comprises principally Argentina, Brasil, Colombia, Venezuela and Ecuador.

	South and Central America	North America	Europe	Other	Total
Year ended December 31, 2004
Net sales	1,123,692	230,829	212,373	32,031	1,598,925
Segment assets.
Trade receivables	50,956	42,563	77,581	505	171,605
Property, plant and equipment	1,244,428	93	170		1,244,691

Depreciation—PP&E.	92,626	25	31		92,682
Capital expenditures—PP&E	83,763				83,763

Year ended December 31, 2003
Net sales	713,265	86,618	184,033	72,650	1,056,566
Segment assets
Trade receivables	35,529	7,744	63,930	1,253	108,456
Property, plant and equipment	1,275,542	29	128		1,275,699

Depreciation—PP&E	81,720	7	22		81,749
Capital expenditures—PP&E	26,014				26,014

2    Cost of sales

	Year ended December 31,
	2004	2003
Inventories at the beginning of the year	144,307	109,966

Plus: Charges for the year
Raw materials and consumables used and other movements	781,337	453,590
Services and fees	42,277	37,782
Labor cost	89,362	68,053
Depreciation of property, plant and equipment	89,836	78,996
Amortization of intangible assets	5,400	2,871
Maintenance expenses	62,488	57,888
Office expenses	1,145	1,214
Freight and transportation	18,746	14,574
Insurance	815	607
Recovery from sales of scrap and by-products	(23,315)	(13,714)
Others	6,892	4,200

Less: Inventories at the end of the year	(254,286)	(144,307)

	965,004	671,720

TERNIUM S.A.

Notes to the Combined Consolidated Financial Statements—(Continued)

3    General and administrative expenses

	Year ended December 31,
	2004	2003
Administrator and Board of Directors’ fees	1,108	931
Services and fees	11,371	8,186
Labor cost	15,105	17,159
Amortization of intangible assets	440	438
Maintenance and expenses	2,162	1,452
Taxes	17,977	13,665
Office expenses	1,346	1,155
Donations	1,061	1,767
Insurance	529	685
Depreciation of property plant and equipment	2,846	2,753
Others	4,483	3,366

	58,428	51,557

4    Selling expenses

	Year ended December 31,
	2004	2003
Services and fees	3,249	3,582
Labor cost	9,144	9,271
Amortization of intangible assets	670	421
Office expenses	194	240
Freight and transportation	42,354	46,257
Taxes	3,934	2,251
Others	979	764

	60,524	62,786

5    Labor costs (included in cost of sales, selling expenses and general and administrative expenses)

	Year ended December 31,
	2004	2003
Wages, salaries and social security costs	104,268	83,087
Termination benefits	7,969	10,419
Pension benefits—defined benefit plans (Note 22 (i))	1,374	977

	113,611	94,483

TERNIUM S.A.

Notes to the Combined Consolidated Financial Statements—(Continued)

6    Other operating expenses, net

		Year ended December 31,
		2004	2003
(i)	Other operating income
	Others	502	75

	Total other operating income	502	75

(ii)	Other operating expenses
	Provision for impairment- receivables and trade receivables	1,093	6,025
	Recovery of provision for impairment- trade receivables	(3,419)	(4,701)
	Provision for legal claims and other matters	2,714	3,975
	Others	912	497

	Total other operating expenses	1,300	5,796

	Total other operating expenses, net	(798)	(5,721)

7    Financial income, net

	Year ended December 31,
	2004	2003
Interest expense	(18,257)	(39,980)
Interest income	8,911	6,036
Net foreign exchange transaction gains and change in fair value of derivative instruments	9,845	37,787
Bank commissions and other bank charges	(1,506)	(1,719)
Income from participation account	203,429	73,913
Others	(133)	(431)

Financial income, net	202,289	75,606

8    Equity in earnings of associated companies

	Year ended December 31,
	2004	2003
Equity in earnings of associated companies (Note 12)	60,908	148,162
Impairments (Note 12)	148,293	(37,912)

	209,201	110,250

9    Tax charge

Income tax

Income tax expense for each of the years presented is as follows

	Year ended December 31,
	2004	2003
Current tax	(209,147)	(60,625)
Deferred tax (Note 21)	31,661	(33,462)

	(177,486)	(94,087)

TERNIUM S.A.

Notes to the Combined Consolidated Financial Statements—(Continued)

Income tax expense for the years ended December 31, 2004 and 2003 differed from the amount computed by applying the statutary income tax rate in force in each country in which the company operates to pre-tax income as a result of the following:

	Year ended December 31,
	2004	2003
Income before income tax	925,661	450,638

Income tax expense at statutary tax rate	179,827	94,727
Non taxable income	(2,341)	(1,289)
Non deductible expenses	—	649

Income tax expense	177,486	94,087

10    Property, plant and equipment, net

	Land	Building and improvements	Production equipment	Vehicles, furniture and fixtures	Work in progress	Spare parts	Total
Year ended December 31, 2004

Cost
Values at the beginning of the year	23,856	644,233	2,233,218	141,874	29,797	14,187	3,087,165
Effect of exchange rate changes on opening balances	(392)	(11,212)	(36,999)	(2,346)	(585)	(263)	(51,797)
Additions				970	80,386	2,407	83,763
Disposals / Consumptions	(37)			(187)	(808)		(1,032)
Transfers		49,555	21,469	901	(71,925)

Values at the end of the year	23,427	682,576	2,217,688	141,212	36,865	16,331	3,118,099

Depreciation
Accumulated at the beginning of the year		(374,761)	(1,329,670)	(105,504)		(1,531)	(1,811,466)
Effect of exchange rate changes on opening balances		6,439	22,525	1,576		30	30,570
Depreciation charge		(24,674)	(61,668)	(6,039)		(301)	(92,682)
Disposals / Consumptions				170			170

Accumulated at the end of the year	—	(392,996)	(1,368,813)	(109,797)	—	(1,802)	(1,873,408)

At December 31, 2004	23,427	289,580	848,875	31,415	36,865	14,529	1,244,691

TERNIUM S.A.

Notes to the Combined Consolidated Financial Statements—(Continued)

	Land	Building and improvements	Production equipment	Vehicles, furniture and fixtures	Work in progress	Spare parts	Total
Year ended December 31, 2003

Cost
Values at the beginning of the year	21,290	555,050	1,940,561	118,543	13,667	14,288	2,663,399
Effect of exchange rate changes on opening balances	2,775	83,810	291,423	18,137	2,149	3,459	401,753
Additions		197		1,054	24,763		26,014
Disposals / consumptions	(209)			(232)		(3,560)	(4,001)
Transfers		5,176	1,234	4,372	(10,782)

Values at the end of the year	23,856	644,233	2,233,218	141,874	29,797	14,187	3,087,165

Depreciation
Accumulated at the beginning of the year		(310,882)	(1,103,344)	(87,601)		(1,337)	(1,503,164)
Effect of exchange rate changes on opening balances		(46,881)	(166,383)	(13,486)			(226,750)
Depreciation charge		(16,998)	(59,943)	(4,614)		(194)	(81,749)
Disposals / consumptions				197			197

Accumulated at the end of the year	—	(374,761)	(1,329,670)	(105,504)	—	(1,531)	(1,811,466)

At December 31, 2003	23,856	269,472	903,548	36,370	29,797	12,656	1,275,699

11    Intangible assets, net

Information system projects
Year ended December 31, 2004

Cost
Values at the beginning of the year	12,055
Effect of exchange rate changes on opening balances	(308)
Additions	8,800

Values at the end of the year	20,547

Amortization
Accumulated at the beginning of the year	(4,074)
Effect of exchange rate changes on opening balances	86
Amortization charge	(6,510)

Accumulated at the end of the year	(10,498)

At December 31, 2004	10,049

TERNIUM S.A.

Notes to the Combined Consolidated Financial Statements—(Continued)

Information system projects
Year ended December 31, 2003

Cost
Values at the beginning of the year	3,203
Effect of exchange rate changes on opening balances	538
Additions	8,314

Values at the end of the year	12,055

Amortization
Accumulated at the beginning of the year	(277)
Effect of exchange rate changes on opening balances	(67)
Amortization charge	(3,730)

Accumulated at the end of the year	(4,074)

At December 31, 2003	7,981

12    Investments in associated companies, net

	Year ended December 31,
	2004	2003
At the beginning of the year	151,672	317
Translation adjustment	(51,555)	(7,758)
Equity in earnings of associated companies	60,908	148,162
Contributions-capitalization of loans	—	49,214
Sales	—	(351)
Impairments	148,293	(37,912)

At the end of the year(i)	309,318	151,672

(i)	Accumulated impairment loss over investments in associated companies at December 31, 2004 and 2003 totaled USD nil and USD148,293, respectively.

The principal associated companies, all of which are unlisted, are:

Company	Country of incorporation	Percentage of ownership at December 31,		Value at December 31,
		2004	2003	2004	2003
Consorcio Siderurgia Amazonia Ltd.(a).(1)	Cayman Islands	31.03	31.03	309,195	151,543
Compañía Afianzadora de Empresas Siderúrgicas S.G.R (2).	Argentina	19.74	19.73	123	129

				309,318	151,672

(1)	Indirectly through the participation of Prosid Investments S.C.A. (21.14%), IS (5.81%) and Tamsider (14.49%). Total voting rights held: 41.44%.
(2)	Indirectly through the participation of Siderar (38.89%). Total voting rights held: 38.89%.
(a)	The values at December 31, 2003 are shown net of an impairment provision of USD 148.3 million, prompted by the effect of negative conditions in the international steel markets and the recession in

TERNIUM S.A.

Notes to the Combined Consolidated Financial Statements—(Continued)

Venezuela. These factors led to the 2003 debt restructuring. The impairment provision was determined using projected cash flows estimated by Amazonia. The impairment provision was reversed in 2004 due to better conditions in the economic environment of the market in which Sidor operates (see Note 25).

The equity investment in Amazonia at December 31, 2004 and 2003 has been valued using the financial statements of that company at those dates. The accompanying table shows summarized financial information of Amazonia at December 31, 2004 and 2003, without including the accumulated impairment loss.

	As of December 31,
	2004	2003
Non-current assets	1,775,801	2,119,597
Current assets	881,875	519,663

Total assets	2,657,676	2,639,260

Shareholders’ equity	746,157	723,545
Minority interest	595,912	577,194

Total shareholders’ equity	1,342,069	1,300,739

Non-current liabilities	693,640	959,664
Current liabilities	621,967	378,857

Total liabilities	1,315,607	1,338,521

	Year ended December 31,
	2004	2003
Net sales	1,914,308	1,203,638
Income tax and asset tax (expense) benefit	(8,342)	73,051
Net income for the year attributable to equity holders	146,324	367,080
Net income for the year attributable to minority interest	116,999	12,456

13    Other investments, net—non-current

	As of December 31,
	2004	2003
Amazonia convertible debt instrument (Note 25 (i))	127,576	127,576
Time deposits (i)	11,171	10,143
Guarantee fund Compañía Afianzadora de Empresas Siderúgicas S.G.R. (ii)	3,949	4,014
Other	7,874	2,728
Provision for impairment of other investments (Note 19 (i))	(2,001)	(2,035)

Total	148,569	142,426

(i) Time deposits

The Company holds a savings fund denominated in U.S. dollars invested abroad. Withdrawal of investments before certain dates is subject to penalties on amounts invested.

(ii) Guarantee fund Compañía de Empresas Siderúrgicas S.G.R.

Corresponds to the Company’s portion of the risk funds sponsored by Compañia Afianzadora de Empresas Siderurgicas SGR, which acts as guarantor of third parties’ debts.

TERNIUM S.A.

Notes to the Combined Consolidated Financial Statements—(Continued)

14    Receivables, net—non-current

	As of December 31,
	2004	2003
Related parties	12,293	24,371
Employee advances and loans	1,516	1,449
Trade receivables	3,404	6,894
Employee receivables from sale of fixed assets	1,861	2,048
Others	113	5,164
Provision for impairment—receivables (Note 19 (i))	(3,404)	(6,894)

	15,783	33,032

15    Receivables

	As of December 31,
	2004	2003
Prepaid taxes	2,534	1,955
Employee advances and loans	1,919	1,826
Advances to suppliers	11,815	2,727
Expenses paid in advance	688	613
Government tax refunds on exports	6,534	5,831
Receivables with related parties	160,230	65,235
Other	24,979	28,445

	208,699	106,632

16    Inventories, net

	As of December 31,
	2004	2003
Raw materials, materials and spare parts	125,711	81,109
Goods in process	71,228	38,163
Finished goods	69,871	38,960
Provision for obsolescence (Note 20 (i))	(12,524)	(13,925)

	254,286	144,307

17    Trade receivables, net

	As of December 31,
	2004	2003
Current accounts	169,180	104,381
Trade receivables with related parties	13,179	13,952
Provision for impairment—trade receivables (Note 20 (i))	(10,754)	(9,877)

	171,605	108,456

TERNIUM S.A.

Notes to the Combined Consolidated Financial Statements—(Continued)

18    Cash, cash equivalents and other investments

	As of December 31,
	2004	2003
(i) Other investments

Trust funds with specific objective (A.P. G)	88,755	87,663

	88,755	87,663

(ii) Cash and cash equivalents

Cash at banks and in hand	32,825	12,659
Deposits and foreign private sector bonds	162,050	116,361

	194,875	129,020

19    Provisions—non current

(i) Deducted from assets

	Provision for Impairment— Receivables	Provision for impairment. Other investments— non current
Year ended December 31, 2004
Values at the beginning of the year	6,894	2,035
Effect of exchange rate changes on opening balances	(71)	(34)
Reversals	(3,419)	—

At December 31, 2004	3,404	2,001

Year ended December 31, 2003
Values at the beginning of the year	725	1,782
Effect of exchange rate changes on opening balances	150	267
Reversals	(6)	(14)
Additional provisions	6,025	—

At December 31, 2003	6,894	2,035

(ii) Liabilities

Legal claims and other matters
Year ended December 31, 2004
Values at the beginning of the year	9,859
Effect of exchange rate changes on opening balances	(173)
Additional provisions	2,239

At December 31, 2004	11,925

Year ended December 31, 2003
Values at the beginning of the year	5,756
Effect of exchange rate changes on opening balances	886
Additional provisions	3,263
Uses	(46)

At December 31, 2003	9,859

TERNIUM S.A.

Notes to the Combined Consolidated Financial Statements—(Continued)

20    Provisions—current

(i) Deducted from assets

	Provision for impairment—trade receivables	Provision for obsolescence
Year ended December 31, 2004
Values at the beginning of the year	9,877	13,925
Effect of exchange rate changes on opening balances	(216)	(215)
Reversals	—	(3,234)
Additional provisions	1,093	2,048

At December 31, 2004	10,754	12,524

Year ended December 31, 2003
Values at the beginning of the year	12,681	13,582
Effect of exchange rate changes on opening balances	1,897	2,028
Reversals	(4,701)	(5,127)
Additional provisions	—	3,442

At December 31, 2003	9,877	13,925

(ii) Liabilities

Legal claims and other matters
Year ended December 31, 2004
Values at the beginning of the year	1,584
Effect of exchange rate changes on opening balances	(19)
Additional provisions	475
Uses	(1,080)

At December 31, 2004	960

Year ended December 31, 2003
Values at the beginning of the year	1,405
Effect of exchange rate changes on opening balances	212
Additional provisions	712
Uses	(745)

At December 31, 2003	1,584

21    Deferred income tax

Deferred income taxes are calculated in full on temporary differences under the liability method using the tax rate of the applicable country.

TERNIUM S.A.

Notes to the Combined Consolidated Financial Statements—(Continued)

The movement on the deferred income tax account is as follows:

	Year ended December 31,
	2004	2003
At beginning of year	(374,907)	(296,656)
Effect of exchange rate changes on opening balances	5,773	(44,789)
Income statement credit (charge)	31,661	(33,462)

At end of year	(337,473)	(374,907)

The changes in deferred tax assets and liabilities (prior to offsetting the balances within the same tax jurisdiction) during the year is as follows:

Deferred tax liabilities

	Fixed assets	Inventories	Other	Total at December 31, 2004
At beginning of year	(384,122)	(1,064)	(21,459)	(406,645)
Effect of exchange rate changes on opening balances	6,140	(16)	116	6,240
Income statement credit	14,377	2,718	19,049	36,144

At end of year	(363,605)	1,638	(2,294)	(364,261)

Deferred tax assets

	Provisions and allowances	Inventories	Tax loss carry- fowards	Other	Total at December 31, 2004
At beginning of year	4,005	76	21,978	5,679	31,738
Effect of exchange rate changes on opening balances	(73)	1	(252)	(142)	(466)
Income statement credit (charge)	572	(152)	(8,847)	3,943	(4,484)

At end of year	4,504	(75)	12,879	9,480	26,788

Deferred tax assets and liabilities are offset when the entity a) has a legally enforceable right to set off the recognized amounts; and b) intends to settle the tax on a net basis or to realize the asset and settle the liability simultaneously. The following amounts, determined after appropriate setoff, are shown in the combined consolidated balance sheet:

	As of December 31,
	2004	2003
Deferred tax assets	26,788	31,738
Deferred tax liabilities	(364,261)	(406,645)

	(337,473)	(374,907)

TERNIUM S.A.

Notes to the Combined Consolidated Financial Statements—(Continued)

The amounts shown in the balance sheet include the following:

	As of December 31,
	2004	2003
Deferred tax assets to be recovered after more than 12 months	12,572	17,198
Deferred tax liabilities to be settled after more than 12 months	(365,559)	(385,477)

22    Other liabilities

	As of December 31,
	2004	2003
(i) Other liabilities—non-current
Termination benefits	2,987	3,304
Pension benefits	6,117	5,479

	9,104	8,783

Pension benefits

The amounts recognized in the combined consolidated balance sheet are determined as follows:

	Year ended December 31,
	2004	2003
Present value of unfunded obligations	8,558	9,278
Unrecognized actuarial losses	1,086	(170)
Unrecognized prior service costs	(3,527)	(3,629)

Liability in the balance sheet	6,117	5,479

The amounts recognized in the combined consolidated income statement are as follows:

	Year ended December 31,
	2004	2003
Current service cost	317	256
Interest cost	636	528
Amortization of prior service costs	420	397
Net actuarial losses (gains) recognized in the year	1	(204)

Total included in labor costs	1,374	977

Movement in the liability recognized in the combined consolidated balance sheet is as follows:

	Year ended December 31,
	2004	2003
At the beginning of the year	5,479	7,717
Transfers and new participants of the plan	122	1,267
Total expense	1,374	977
Contributions paid	(858)	(4,482)

At the end of year	6,117	5,479

TERNIUM S.A.

Notes to the Combined Consolidated Financial Statements—(Continued)

The principal actuarial assumptions used were as follows:

	As of December 31,
	2004	2003
Discount rate	7%	7%
Rate of compensation increase	2%	2%

	As of December 31,
	2004	2003
(ii) Other liabilities—current
Payroll and social security payable	23,135	11,078
Termination benefits	2,163	2,678
Others	7,990	10,419

	33,288	24,175

23    Derivative financial instruments

Net fair values of derivative financial instruments

The net fair values of derivative financial instruments at December 31, 2004 and 2003 were as follows:

	Year ended December 31,
	2004	2003
Contracts with negative fair values:
Forward foreign exchange contracts	5,956	4,282

Derivative financial instruments breakdown are as follows:

Exchange rate derivatives

Currencies	Contract	Notional amount (in thousands) December 31, 2004	Fair Value
			December 31, 2004	December 31, 2003
USD/EUR	Euro forward sales	65,000	5,622	4,162
USD/GBP	Pound Sterling forward sales	2,500	334	120

			5,956	4,282

Average contractual exchange rate			1.2890	1.1837

24    Borrowings

	Year ended December 31,
	2004	2003
(i) Non-current
Bank borrowings	1,008	271,735
Borrowings with related parties	—	12,179

	1,008	283,914

TERNIUM S.A.

Notes to the Combined Consolidated Financial Statements—(Continued)

	Year ended December 31,
	2004	2003
(ii) Current
Bank borrowings	45,628	32,877
Others	443	124
Borrowings with related parties	75,927	47,237

	121,998	80,238

Total Borrowings	123,006	364,152

24    Borrowings

The maturity of borrowings is as follows:

	Expected maturity date
	2005	2006	2007	2008	2009	Thereafter	Total(1)
At December 31, 2004
Non-Current Debt
Fixed Rate	—	—	—	—	—	—	—
Floating Rate	—	783	225	—	—	—	1,008

Current Debt
Fixed Rate	102,583	—	—	—	—	—	102,583
Floating Rate	19,415	—	—	—	—	—	19,415

Total	121,998	783	225	—	—	—	123,006

	Expected maturity date
	2004	2005	2006	2007	2008	Thereafter	Total(1)
At December 31, 2003
Non-Current Debt
Fixed Rate	—	51,555	—	—	—	—	51,555
Floating Rate	—	56,404	65,241	78,103	—	32,611	232,359

Current Debt
Fixed Rate	42,414	—	—	—	—	—	42,414
Floating Rate	37,824	—	—	—	—	—	37,824

Total	80,238	107,959	65,241	78,103	—	32,611	364,152

(1)	As most borrowings incorporate floating rates that approximate market rates and the contractual repricing occurs every 3 to 6 months, the fair value of the borrowings approximates its carrying amount and is not disclosed separately.

During March 2003, Siderar signed an agreement with its creditors which allowed Siderar to modify certain conditions of its financial debt (principally the extension of the original loans terms) for a total of USD 473.6 million. As a result of this agreement, Siderar made an initial payment of USD 85.0 million corresponding to 17.95% of the restructured debt. The remaining debt balance (New Bank Debt) at March 18, 2003 consisted of a “New Trade Facility” for a total of USD 309.3 million and a “New FRN Facility” for a total of USD 79.0 million.

TERNIUM S.A.

Notes to the Combined Consolidated Financial Statements—(Continued)

During 2004, the Company settled all the outstanding balances of the New Trade Facility and the New FRN Facility, and at the same time the guarantees and restrictions imposed by the financing contracts were released.

The weighted average interest rates—which incorporate instruments denominated in various currencies—at the balance sheet date were as follows:

	December 31,
	2004	2003
Bank borrowings	2.25%	4.90%

The nominal average interest rates shown above were calculated using the rates set for each instrument in its corresponding currency and weighted using the dollar-equivalent outstanding principal amount of said instruments at December 31, 2004 and 2003, respectively.

Breakdown of long-term borrowings by currency is as follows:

Bank borrowings

Currency	Interest rates	December 31,
		2004	2003
USD	Variable	18,091	266,309
USD	Fixed	102,583	93,969
EUR	Variable	2,332	3,874

Total bank borrowings		123,006	364,152

25    Contingencies, commitments and restrictions on the distribution of profits

Ternium is involved in litigation arising from time to time in the ordinary course of business. Based on management’s assessment and the advice of legal counsel, it is not anticipated that the ultimate resolution of existing litigation will result in amounts in excess of recorded provisions that would be material to Ternium’s combined consolidated financial position or results of operations.

(i) Consorcio Siderurgia Amazonia, Ltd.—Debt restructuring process

The financial restructuring of Sidor and Amazonia, associated companies of Ternium, which concluded during 2003 (the “2003 Restructuring”), entailed the termination of certain guarantees and commitments to further finance Amazonia and Sidor that Ternium had entered into as a result of the privatization of Sidor and previous restructuring agreements. The restructuring agreements contemplate, however, certain continuing obligations and restrictions to protect the claims held by the financial creditors of Sidor. These obligations and restrictions include pledges over all of Amazonia’s existing shares and shares of Sidor held in its possession, which are were released in July 2005.

During 2003, as part of the 2003 Restructuring, Ternium acquired a 64.31% equity stake in Ylopa, a special purpose vehicle incorporated in Madeira, created to support Sidor and Amazonia in their financial restructuring. The acquisition was made by means of an aggregate cash contribution of USD 135 million (USD94 million contributed by the majority shareholders of the Company and USD41 million contributed by the minority shareholders), primarily in the form of debt. As a result of the consummation of the 2003 Restructuring, Ylopa: (a) became Sidor’s creditor (in a “Participation Account Agreement”) of a loan bearing interest at an annual rate

TERNIUM S.A.

Notes to the Combined Consolidated Financial Statements—(Continued)

of 8%, payable if and when Sidor reaches certain financial goals, and (b) received debt instruments of Amazonia, convertible into 67.4% of the common stock of Amazonia at Ylopa’s option (“the Amazonia convertible debt instrument”). Such convertible debt instrument was accounted for at cost.

The Amazonia convertible debt instrument is convertible into Amazonia’s common stock as from February 2005, but the option has to be exercised in a specific 15-day period during that month. Otherwise, the holders of the Amazonia convertible debt instrument will not be able to exercise the conversion option until February 2006. This conversion scheme is applicable every year until maturity. On February 3, 2005 Ylopa exercised its option to convert its convertible debt instrument into Amazonia’s common stock. As a result of this conversion, Ternium’s indirect participation in Amazonia increased from 31.03% to 53.47%, thereby increasing its indirect participation in Sidor from 18.53% to 31.94%. With the increase in equity ownership of Amazonia to 53.47%, the Company has effective control.

As a result of the Participation Account Agreement described above, Ternium recognized a gain of USD 203.4 million and USD 73.9 million during the years ended December 31, 2004 and 2003, respectively, representing the amounts of the rights to receive the compensation payable for its participation in Sidor’s 2003 restructuring according to the terms of the agreement. Such compensation in the form of cash payments has been distributed on a semi-annual basis since October 2003. As from January 2005, Sidor began making those cash payments on a quarterly basis. This agreement has a term of 14 years, or until the fiscal year prior to the date of the settlement in full of certain bank borrowings (BANDES) due by Sidor. Also, it was agreed that any such compensation collected by Ylopa in excess of the accumulated amount of USD 324 million, must be transferred to Amazonia., while CVG is not subject to any limitation to its entitlement. During the three-month period ended March 31, 2005, the accumulated compensation payable for the participation in Sidor’s 2003 restructuring reached the cap.

(ii) Consorcio Siderurgia Amazonia Ltd .—PDVSA-Gas C.A. claim

In June 2004, the arbitration proceedings brought by Sidor against PDVSA Gas, C.A. (on the basis that PDVSA Gas had charged Sidor higher than agreed-upon prices in its supplies of gas) were resolved in Sidor’s favor. Accordingly, in its financial statements at December 31, 2004, Sidor reversed the USD41.4 million provision it had recorded at December 31, 2003. In July 2004, PDVSA Gas, C.A. filed an appeal with the Venezuelan courts seeking to void the arbitral award. Sidor believes that applicable Venezuelan law does not allow the courts to void an arbitral award under the circumstances and that the likelihood of loss thereunder is remote. Accordingly, Sidor did not record any liabilities in connection with the appeal. At December 31, 2004, Sidor’s potential exposure under this litigation amounted to USD73.5 million.

(iii) Tax claims

(a) Siderar. AFIP—Income tax claim for fiscal years 1995 to 1999

The Administración Federal de Ingresos Públicos (“AFIP” —the Argentine tax authority) has challenged the charge to income of certain disbursements that Siderar has treated as expenses necessary to maintain industrial installations, which as such should be deducted in the year in which they take place. The AFIP assert that these are investments or improvements that must be capitalized and, therefore, it made a jeopardy assessment of income tax due on a nominal tax basis plus fines and interest in fiscal years 1995 to 1999 amounting to approximately USD 20.7 million.

The Company appealed these assessments before the National Tax Court, as in the view of its legal and tax advisors, based on existing evidence and the work performed by the Tax Authorities, the Company would likely obtain a favorable ruling.

TERNIUM S.A.

Notes to the Combined Consolidated Financial Statements—(Continued)

On April 13, 2005 the Company was notified of a ruling issued by the National Tax Court reducing the assessments made by the AFIP for fiscal years 1995 and 1996 from USD 16.6 million to USD 3.1 million and instructing the recalculation of taxes in accordance with this ruling. Based on the above, the Company recognized a provision amounting to USD 3.7 million as of December 31, 2004 as management considers there is a probable outflow of benefits.

(b) Amazonia

At December 31, 2004, Sidor recorded a provision for a total amount of USD 23.2 million in connection with tax matters. Among these claims, the most significant is the tax assessment brought by SENIAT, the Venezuelan tax and customs authority, in the third quarter of 2001, questioning the application of VAT credits arising from exports totaling USD5.2 million to offset tax liabilities. While the validity of such tax credits was not under discussion, SENIAT questioned the application of such tax credits as payment on account of Sidor’s asset tax and other tax obligations. The Group recorded a provision in an amount of USD17.5 million in connection with this claim, representing the aggregate amount that SENIAT could claim as accrued interest under the Venezuelan tax code.

(iv) Commitments

The following are the Company’s main off-balance sheet commitments:

(a) On October 24, 2003, Ternium’s subsidiary Siderar, together with Tenaris, entered into a joint gas purchase agreement with Repsol-YPF. Under the agreement, which incorporates certain take-or-pay conditions, Siderar committed to purchase up to 400 million cubic meters of gas during the life of the four year contract, expiring at the end of 2006 at a price to be negotiated by the parties on an annual basis. At December 31, 2004, the parties to the joint agreement fulfilled the purchase commitments originated therein, as a result of which all outstanding obligations resulting from the take-or-pay provisions have ceased to exist.

(b) Siderar entered into a contract with Tenaris, for the supply of steam generated at the power generation facility that Tenaris owns in the compound of the Ramallo facility of Siderar. Under this contract, Tenaris has to provide 250 tn/hour of steam, and Siderar has the obligation to take or pay this volume. Tenaris detected technical problems at this facility that impeded the delivery of certain steam volume. This outsourcing contract is due to terminate in 2018.

(c) On August 20, 2004, Sidor entered into a contract with MATESI Materiales Siderúrgicos S.A., for the supply of hot briquetted iron (HBI). Sidor commits to purchase 29.9% of MATESI’s HBI production volume for the term of ten years. In addition, Sidor has the right to increase its proportion on MATESI’s production by an extra 19.9 % until reaching a 49.8 % of MATESI’s HBI production. Under the contract, the sale price is determined on a cost-plus basis. The contract is renewable for additional three year periods unless Sidor or MATESI objects to its renewal more than a year prior to its termination.

(d) Siderar entered into a contract with Transportadora de Gas del Norte (TGN) for gas transportation service. TGN charges Siderar a price that is equivalent on a comparable basis to prices paid by other industrial users, and the Argentine government regulates the general framework under which TGN operates. Siderar pays a monthly fee for reserved cubic meter (1,070 thousands m3/day), either it uses it or not.

(e) Sidor’s production process requires a large amount of electricity. On August 21, 1997, that company entered into a twenty-year contract with EDELCA, a Venezuelan state-owned company, for the supply of all of Sidor’s electricity needs. This contract will terminate in 2018.

(f) Sidor’s production process is heavily reliant upon supplies of natural gas. Sidor buys 100% of its natural gas from PDVSA-Gas, a Venezuelan state-owned natural gas supply company. In 1997, Sidor signed a twenty-year contract with PDVSA-Gas for the supply of natural gas.

TERNIUM S.A.

Notes to the Combined Consolidated Financial Statements—(Continued)

(g) In 1998, Sidor signed a contract with TAVSA Tubos de Acero de Venezuela S.A. (a Venezuelan seamless steel pipe producer subsidiary of Tenaris), under which it committed to sell up to 90,000 tons of blooms or 130,000 tons of liquid steel per year, until 2013. Purchase price varies in relation to changes in the costs of production.

(h) In 1997 Sidor entered into a twenty year sales contract with Ferrominera del Orinoco (FMO) under which it committed to sell, as buyer requirements, up to 2 million tons per year of pellets to FMO. The price is based on the sale price of FMO’s iron ore to Sidor plus and applicable margin.

(v) Restrictions on the distribution of profits

Under Luxembourg law, at least 5% of net income per year calculated in accordance with Luxembourg law and regulations must be allocated to a reserve until such reserve has reached an amount equal to 10% of the share capital.

Ternium may pay dividends to the extent that it has distributable retained earnings and distributable reserves calculated in accordance with Luxembourg law and regulations.

26    Earnings per share

On December 30, 2004, the Company converted the currency in which its share capital is expressed from EUR to USD. The share capital of EUR 31,000, represented by 31 shares of EUR 1,000 nominal value each, was converted into USD 41,471.80, represented by 31 shares of no nominal value. On June 17, 2005, the share capital of the Company was restructured by setting the nominal value per share at USD 1 and dividing the 31 issued shares into 41,471 shares of USD 1 nominal value each, and further transferring USD 0.80 to the share premium account of the Company.

On June 29, 2005, ISL contributed all of its assets (including 41,470 shares of the Company) and liabilities to the Company, in exchange for 959,482,775 new shares of the Company.

Upon consummation of this contribution, the 41,470 shares contributed by ISL to the Company were cancelled and the Company’s issued share capital was increased to USD 959,482,776 represented by 959,482,776 shares of 1 USD nominal value each.

On September 15, 2005, ISL made a second contribution of all of its assets (including 750,021,919 shares of the Company) and liabilities to the Company, in exchange for 959,482,775 new shares of the Company.

Upon consummation of this second contribution, the 750,021,919 shares contributed by ISL to the Company were cancelled and the Company’s issued share capital was increased to USD 1,168,943,632 represented by 1,168,943,632 shares of 1 USD nominal value each.

The Company’s combined earnings per share for each of the periods presented have been calculated based on the assumption that 1,168,943,632 shares were issued and outstanding in each of the periods presented.

Earnings per share are calculated by dividing the net income attributable to equity holders of the Company by the daily weighted average number of ordinary shares issued during the year. The weighted average number of ordinary shares assumes that 1,168,943,632 shares were issued and outstanding as of January 1, 2003.

	2004	2003
Profit attributable to equity holders of the Company	457,339	218,215

Weighted average number of ordinary shares in issue	1,168,943,632	1,168,943,632

Basic earnings per share (USD per share)	0.39	0.19

TERNIUM S.A.

Notes to the Combined Consolidated Financial Statements—(Continued)

27    Related party transactions

The Company is controlled by San Faustín, which at December 31, 2004 indirectly owned 100% of Ternium’s shares and voting rights. The ultimate controlling entity of the Company is Rocca & Partners S.A., a British Virgin Island corporation.

The following transactions were carried out with related parties:

	Year ended December 31,
	2004	2003
(i) Transactions
(a) Sales of goods and services
Sales of goods to other related parties	23,665	35,410
Sales of services to associated parties	12,751	10,479
Sales of services to other related parties	1,399	8,620

	37,815	54,509

(b) Purchases of goods and services
Purchases of goods from associated parties	293,353	75,240
Purchases of goods from other related parties	68,826	29,850
Purchases of services from other related parties	28,662	34,850

	390,841	139,940

(c) Financial results
Income with associated parties	208,575	76,642
Income with other related parties	1,745	2,646
Expenses with other related parties	(7,843)	(4,308)

	202,477	74,980

	At December 31,
	2004	2003
(ii) Year-end balances
(a) Arising from sales/purchases of goods/services
Receivables with associated parties	94,401	39,750
Receivables with other related parties	91,301	63,808
Payables to associated parties	(78,325)	(10,312)
Payables to other related parties	(40,359)	(26,878)

	67,018	66,368

(b) Cash and cash equivalents
(i) Time deposit	11,171	10,143

(c) Other balances
Trust fund with other related parties (Note 18)	88,755	87,663
Amazonia Convertible debt instrument (Note 13)	127,576	127,576
Other	7,874	2,728

	224,205	217,967

(d) Financial debt
Borrowings with other related parties (Note 24)	(75,927)	(59,416)

TERNIUM S.A.

Notes to the Combined Consolidated Financial Statements—(Continued)

(iii) Officers and Directors’ compensation

The aggregate compensation of Officers and Directors earned during 2004 amounts to USD 3,050 thousand. No compensation has been determined or paid to any of its directors during 2003.

28    Cash flow disclosures

	Year ended December 31,
	2004	2003
(i) Changes in working capital(i)
Inventories	(114,686)	(19,416)
Receivables and prepayments	(138,248)	(73,631)
Trade receivables	(55,273)	22,341
Other liabilities	10,233	12,163
Trade payables	93,304	2,881

	(204,670)	(55,662)

(ii) Income tax accruals less payments
Tax accrued	177,486	94,087
Taxes paid	(57,276)	—

	120,210	94,087

(iii) Interest accruals less payments, net
Interest accrued	18,257	39,980
Interest paid	(9,174)	(34,552)

	9,083	5,428

(i)	Changes in working capital are shown net to the effect of exchange rate changes.

29    Recently issued accounting pronouncements

1. IAS 19, Employee Benefits: Actuarial Gains and Losses, Group Plans and Disclosures (Amendment)

On December 16, 2004, the International Accounting Standards Board (“IASB”) issued International Accounting Standard No. 19, “Employee Benefits: Actuarial Gains and Losses, Group Plans and Disclosures (Amendment)” (“IAS 19”). IAS 19 gives entities the option of recognizing actuarial gains and losses in full during the period in which they occur, outside of profit and loss, in the statement of recognized income and expense. Previously, entities were only permitted to recognize actuarial gains and losses in profit and loss either (1) in the period in which they occur or (2) spread over the service life of employees. The amendment is effective for annual periods beginning on or after January 1, 2006. The Company’s management has not assessed the impact of this standard in its financial statements.

2. IFRS No. 6, Exploration for and Evaluation of Mineral Resources

On December 9, 2004, the IASB issued International Financial Reporting Standard No. 6 “Exploration for and Evaluation of Mineral Resources”. This standard provides guidance on accounting for exploration and evaluation expenditures, including the recognition of exploration and evaluation assets. The new standard will be effective for annual periods beginning on or after January 1, 2006. The Company’s management has not assessed the impact of this standard in its financial statements.

TERNIUM S.A.

Notes to the Combined Consolidated Financial Statements—(Continued)

3. IAS 39, Financial Instruments: Recognition and Measurement (Amendment)

During 2004, the IASB released multiple amendments to International Accounting Standard No. 39 “Financial Instruments” (“IAS 39”):

Transition and Initial Recognition of Financial Assets and Financial Liabilities—Released on December 17, 2004, which provides a transitional relief from retrospective application of the ‘day 1’ gain and loss recognition requirements.

Recognition and Measurement on Fair Value Hedge Accounting for a Portfolio Hedge of Interest Rate Risk—Released on March 31, 2004, which allows the use of fair-value hedge accounting for a portfolio hedge of interest rate risk (macro hedging).

The Company’s management has not assessed the impact of this standard in its financial statements.

4. IFRS No. 5, Non-Current Assets Held for Sale and Discontinued Operations

On March 31, 2004, the IASB released International Financial Reporting Standard No. 5, “Non-Current Assets Held for Sale and Discontinued Operations” (“IFRS No. 5”). This standard is the result of the IASB’s (1) convergence project with the FASB and (2) a review of FASB Statement No. 144, Accounting for the Impairment or Disposal of Long-Lived Assets. IFRS No. 5 requires assets that are intended for disposal to be recorded at the lower of the assets’ carrying amounts or fair value less selling costs. The standard also addresses when certain operating segments of a business should be classified as discontinued operations. IFRS No. 5 is effective for annual periods beginning on or after January 1, 2005, with earlier application encouraged.

5. IFRS No. 4, Insurance Contracts

On March 31, 2004, the IASB released International Financial Reporting Standard No. 4 “Insurance Contracts” (“IFRS No. 4”). This standard provides companies with guidance on the accounting for insurance contracts, a matter that the IASB had not addressed previously. In IFRS No. 4, the IASB attempts to converge current worldwide industry practices. IFRS No. 4 enhances and improves disclosures regarding insurance contracts. An entity shall apply IFRS No. 4 for annual periods beginning on or after January 1, 2005. Earlier application is encouraged.

6. IFRS 2, Share-Based Payment

On February 19, 2004, the International Accounting Standards Board released International Financial Reporting Standard No. 2, “Share-based Payment” (“IFRS No. 2”). Under IFRS No. 2, companies would record in the income statement an expense for the cost of share-based payment transactions, including the granting of stock options to employees.

In addition, during 2004, the International Financial Reporting Interpretation Committee issued Interpretations 1 to 5 and an amendment to SIC-12.

30    Financial risk management

(1) Financial risk factors

Ternium’s activities expose it to a variety of financial risks, including the effects of changes in foreign currency exchange rates. Ternium’s subsidiaries use derivative financial instruments to minimize potential adverse effects on Ternium’s financial performance, by hedging certain risk exposures.

TERNIUM S.A.

Notes to the Combined Consolidated Financial Statements—(Continued)

(i) Foreign exchange rate risk

Ternium operates in export markets and is exposed to foreign exchange rate risk arising from some currency exposures. Ternium’s relevant subsidiaries use forward contracts in order to hedge their exposure to exchange rate risk primarily in U.S. dollars.

Ternium aims to neutralize the negative impact of fluctuations in the value of other currencies with respect to the U.S. dollar. However, the fact that some subsidiaries have measurement currencies other than the U.S. dollar may, at times, distort the result of these efforts as reported under IFRS.

(ii) Interest rate risk

Ternium’s income and operating cash flows are substantially independent from changes in market interest rates. The group’s interest-rate risk arises from long-term borrowings. Borrowings issued at variable rates expose the group to cash flow interest-rate risk. Borrowings issued at fixed rates expose the group to fair value interest-rate risk.

(iii) Concentration of credit risk

Ternium has no significant concentrations of credit risk from customers. No single customer accounts for more than five percent of Ternium’s sales.

Ternium’s subsidiaries have policies in place to ensure that sales of products and services are made to customers with an appropriate credit history, or use credit insurance, letters of credit and other instruments to reduce credit risk whenever deemed necessary. These subsidiaries maintain allowances for potential credit losses.

Derivative counterparties and cash transactions are limited to high quality financial institutions.

(iv) Liquidity risk

Management maintains sufficient cash and marketable securities, availability of funding through an adequate amount of committed credit facilities and the ability to close out market positions.

(2) Accounting for derivative financial instruments and hedging activities

Derivative financial instruments are initially recognized in the balance sheet at cost and subsequently remeasured at fair value. Changes in fair value are disclosed under Financial income, net line item in the income statement. Ternium does not hedge its net investments in foreign entities.

Derivative transactions and other financial instruments, while providing economic hedges under risk management policies, do not qualify for hedge accounting under the specific rules in IAS 39. Changes in the fair value of any derivative instruments that do not qualify for hedge accounting under IAS 39 are recognized immediately in the income statement. The fair value of derivative instruments is disclosed in Note 23.

(3) Fair value estimation

The estimated fair value of a financial instrument is the amount at which the instrument could be exchanged in a current transaction between willing parties, other than in a forced or liquidation sale.

For the purpose of estimating the fair value of financial assets and liabilities with maturities of less than one year, the Company uses the market value less any estimated credit adjustments. For other investments, including the trust fund, the Company uses quoted market prices.

TERNIUM S.A.

Notes to the Combined Consolidated Financial Statements—(Continued)

As most borrowings include variable rates or fixed rates that approximate market rates and the contractual re-pricing occurs every 3 to 6 months, the fair value of the borrowings approximates its carrying amount and is not disclosed separately.

In assessing the fair value of derivatives and other financial instruments, Ternium uses a variety of methods, including, but not limited to, estimated discounted value of future cash flows using assumptions based on market conditions existing at each balance sheet date.

31    Post balance sheet events

The following are the main post balance sheet events:

(a) On February 3, 2005, Ylopa exercised its option to convert the Amazonia convertible debt into equity. The conversion is contemplated under the agreements governing Sidor’s and Amazonia’s 2003 Restructuring. As a result, Ternium’s indirect participation in Amazonia increased from 31.03% to 53.47%, thereby increasing its indirect participation in Sidor from 18.53% to 31.94%. With the increase in equity ownership of Amazonia to 53.47%, the Company has effective control.

(b) On May 18, 2005, III BVI, Hylsamex S.A. de C.V. (“Hylsamex”) and Alfa S.A. de C.V. (“Alfa”) entered into an acquisition agreement (the “Hylsamex Acquisition Agreement”). Pursuant to the terms of the Hylsamex Acquisition Agreement, on July 26, 2005, III BVI launched a cash tender offer in Mexico for the acquisition of all the outstanding shares of Hylsamex. On August 22, 2005, the acquisition by III BVI of a controlling interest in Hylsamex and of Alfa’s minority interests in Amazonia, Ylopa and Hylsa Latin was consummated. The Company acquired an indirect controlling interest in Hylsamex and its subsidiaries, including Hylsa S.A. de C.V. (“Hylsa”) and Galvak S.A. de C.V. (“Galvak”) and the indirect equity stakes owned by Hylsamex’s former controlling shareholder, Alfa, in Amazonia and Ylopa. III BVI and Siderar acquired 70.0% and 29.3% of the shares of Hylsamex, respectively by a total amount of USD 2,095 million. III BVI also acquired an additional 10.5% direct and indirect interest in Amazonia and an additional 11.1% interest in Ylopa by USD 91.9 million. Hylsamex’s main business is the production of flat and long steel products, with manufacturing plants located in the cities of Monterrey and Puebla, Mexico. Hylsa and Galvak are wholly owned subsidiaries of Hylsamex. Hylsa operates Hylsamex’s principal divisions of steel production, and Galvak is a leader in the production of coated steel. As part of the financing for the acquisition, the Company and its affiliates entered into the following loan agreements: i) an amended and restated credit agreement, dated as of August 16, 2005, for an aggregate principal amount of USD1,000 million, among I.I.I. BVI and lenders; ii) an amended and restated credit agreement, dated as of August 16, 2005, for an aggregate principal amount of USD380 million among Siderar, as borrower, and the lenders; and iii) several convertible and subordinated loan agreements, dated as of various dates, for an aggregate principal amount of USD594 million, each among the Company, I.I.I. BVI, as borrower, and Usiminas, Tenaris, or other Techint Group companies.

(c) On May 19, 2005, Ternium’s Argentine subsidiary, Siderar, signed a letter of intent with the purpose to conduct an evaluation of Acindar Industria Argentina de Aceros S.A. to acquire manufacturing plants and other assets located in the province of Santa Fe, Argentina, and its controlled company, Impeco S.A., located in the province of San Luis, Argentina, dedicated principally to the production of steel tubes, for a total amount of USD 55 million. The plants have a production capacity of 140 thousand tons of tubes per year.

(d) In September 2005, Usiminas and Industrial Investments Inc., Cayman Islands (I.I.I. C.I.) entered into a shareholders agreement pursuant to which they agreed to make cash contributions to I.I.I. BVI in the form of convertible loans and, in the case of Usiminas, to transfer to ISL its holdings in Siderar, Amazonia and Ylopa, in exchange for shares of the Company at a ratio to be subsequently determined.

TERNIUM S.A.

Notes to the Combined Consolidated Financial Statements—(Continued)

(e) As mentioned in Note A (1), on September 15, 2005 ISL made the second contribution to Ternium consisting of all of its assets and liabilities. Upon consummation of this contribution, the Company’s share capital was increased to 1,168,943,632 shares.

32    Reconciliation of net income and shareholders’ equity to US GAAP

(a) The following is a summary of the significant adjustments to net income for the years ended December 31, 2004 and 2003 and to shareholders’ equity at December 31, 2004 and 2003, which would be required had the combined consolidated financial statements been prepared in accordance with US GAAP instead of IFRS.

	For the year ended December 31,
	2004	2003
Net income attributable to equity holders of the Company in accordance with IFRS	457,339	218,215

US GAAP adjustments—income (expense)

Capitalization of interest cost—PP&E (A.P. T (2))	152	(278)
Changes in fair value of financial assets through profit and loss(A.P. T (4))	(1,361)	12,147
Capitalization of interest cost—Intangible assets (A.P. T (2))	313	80
Inventory valuation (A.P. T (5))	(1,628)	(813)
Accounting for pension plans (A.P. T (3))	(164)	(468)
Valuation of fixed assets—PP&E (A.P. T (1))	79,493	72,890
Equity in investments in associated companies—Amazonia (A.P. T (6))	(76,926)	24,237
Deferred income tax (A.P. T (8))	(27,101)	(29,251)
Minority interest (A.P. T (9))	(5,462)	(32,586)

Net income in accordance with US GAAP	424,655	264,173

Weighted average number of shares outstanding (thousands)	1,168,944	1,168,944
Consolidated combined earnings per share in accordance with US GAAP	0.36	0.23

	As of December 31,
	2004	2003
Shareholders’ equity in accordance with IFRS	1,026,725	701,821

Capitalization of interest cost—PP&E (A.P. T (2))	5,697	5,638
Inventory valuation (A.P. T (5))	(7,476)	(5,946)
Capitalization of interest cost—Intangible assets (A.P. T (2))	647	340
Accounting for pension plans (A.P. T(3))	1,463	1,654
Valuation of fixed assets—PP&E (A.P. T (1))	(962,453)	(1,060,009)
Equity in investments in associated companies—Amazonia (A.P. T (6))	(163,529)	(132,809)
Accounting for convertible debt (A.P. T (7))	572,413	202,161
Deferred income tax (A.P. T (8))	336,743	370,413
Minority interest (A.P. T (9))	144,025	299,440

Shareholders’ equity in accordance with US GAAP	954,255	382,703

TERNIUM S.A.

Notes to the Combined Consolidated Financial Statements—(Continued)

(b) Changes in shareholders’ equity under US GAAP are as follows:

	Year ended December 31,
	2004	2003
Shareholders’ equity (deficit) at the beginning of the year in accordance with US GAAP	382,703	(93,328)
Net income for the year in accordance with US GAAP	424,655	264,173
Capital increase	—	35,539
Dilution of Amazonia’s interest in Sidor	—	46,161
Dilution of Ternium’s interest in Amazonia	—	(16,197)
Other comprehensive income	227,783	155,324
Dividends paid in cash and other distributions	(80,886)	(8,969)

Shareholders’ equity at the end of the year in accordance with US GAAP	954,255	382,703

33    Other significant US GAAP disclosure requirements

The following is a summary of additional financial statement disclosures required under US GAAP:

(a) Statement of combined consolidated comprehensive income under US GAAP

Ternium uses SFAS No. 130, “Reporting Comprehensive Income”, which requires that an enterprise (i) classify items of other comprehensive income (loss) by their nature in a financial statement and (ii) display the accumulated balance of other comprehensive income (loss) separately from retained earnings and additional paid-in capital in the equity section of a statement of financial position.

	As of December 31,
	2004	2003
Net income for the year	424,655	264,173

Foreign currency translation adjustment	(10,776)	29,337
Change in fair value of available for sale securities	238,559	125,987

Total other comprehensive income	227,783	155,324

Comprehensive income	652,438	419,497

The accumulated balances related to each component of other comprehensive income were as follows:

	Foreign currency translation adjustment for the year ended December 31,
	2004	2003
Balance at the beginning of the year	(133,811)	(163,148)
(Decrease) increase for the year	(10,776)	29,337

Balance at the end of the year	(144,587)	(133,811)

	Change in fair value of financial assets for the year ended December 31,
	2004	2003
Balance at the beginning of the year	146,310	20,323
Increase for the year	238,559	125,987

Balance at the end of the year	384,869	146,310

TERNIUM S.A.

Notes to the Combined Consolidated Financial Statements—(Continued)

(b) Recently issued accounting pronouncements

1. Share-based payments

On December 15, 2004, the Financial Accounting Standards Board (FASB or the “Board”) released its final revised standard entitled FASB Statement No. 123R, “Share-Based Payment” (“FAS 123R”), which will significantly change accounting practice with respect to employee stock options for both public and non-public companies. FAS 123R is effective:

•	For public entities that do not file as small business issuers—as of the beginning of the first interim or annual reporting period that begins after June 15, 2005;

•	For public entities that do file as small business issuers—as of the beginning of the first interim or annual reporting period that begins after December 15, 2005;

•	For nonpublic entities—as of the beginning of the first annual reporting period that begins after December 15, 2005.

The Company’s management has not assessed the potential impact of this standard on its financial statements.

2. Revenue recognition

On December 17, 2003, the SEC issued Staff Accounting Bulletin No. 104 (“SAB No. 104”), which revises or rescinds portions of the interpretative guidance included in Staff Accounting Bulletin No. 101, Revenue Recognition (“SAB No. 101”). The main modifications introduced by SAB No. 104 are aimed at making this interpretive guidance consistent with current authoritative accounting and auditing guidance and SEC rules and regulations. The principal revisions relate to the rescission of material no longer necessary because of private sector developments in the US GAAP. The Company’s management has not assessed the potential impact of this standard on its financial statements.

3. Accounting for Inventory Costs

In November 2004, the FASB issued SFAS No. 151, Inventory Costs, an amendment of ARB No. 43, Chapter 4. SFAS No. 151 clarifies the types of costs that should be expensed rather than capitalized as inventory. SFAS No. 151 also clarifies the circumstances under which fixed overhead costs associated with operating facilities involved in inventory processing should be capitalized. The provisions of SFAS No. 151 are effective for fiscal years beginning after June 15, 2005.

4. Accounting for Real Estate Time Sharing Transactions

In December 2004, the FASB issued SFAS No. 152, which amends FASB Statement No. 66, Accounting for Sales of Real Estate, to reference the financial accounting and reporting guidance for real estate time-sharing transactions that is provided in AICPA Statement of Position (“SOP”) 04-2, Accounting for Real Estate Time-Sharing Transactions. SFAS No. 152 also amends FASB Statement No. 67, Accounting for Costs and Initial Rental Operations of Real Estate Projects, to state that the guidance for (a) incidental operations and (b) costs incurred to sell real estate projects does not apply to real estate time-sharing transactions. SFAS No. 152 is effective for financial statements for fiscal years beginning after June 15, 2005.

TERNIUM S.A.

Notes to the Combined Consolidated Financial Statements—(Continued)

5. Exchanges of Non-monetary Assets

In December 2004, the FASB issued SFAS No. 153, which amends Opinion No. 29 to eliminate the exception for non-monetary exchanges of similar productive assets and replaces it with a general exception for exchanges of non-monetary assets that do not have commercial substance. A non-monetary exchange has commercial substance if the future cash flows of the entity are expected to change significantly as a result of the exchange. The provisions of SFAS No. 153 are effective for non-monetary asset exchanges occurring in fiscal periods beginning after June 15, 2005.

CONSORCIO SIDERURGIA AMAZONIA LTD.

Cayman Islands

CONSOLIDATED FINANCIAL STATEMENTS

AS OF AND FOR THE YEARS

ENDED DECEMBER 31, 2004 AND 2003

Caledonian House,

Georgetown, Grand Cayman,

Cayman Islands

CONSORCIO SIDERURGIA AMAZONIA LTD.

CAYMAN ISLANDS

Report of Independent Registered Public Accounting Firm

To the Board of Directors and Shareholders of

Consorcio Siderurgia Amazonia Ltd.

In our opinion, the accompanying consolidated balance sheets and the related consolidated statements of income, of changes in shareholders’ equity and of cash flows present fairly, in all material respects, the financial position of Consorcio Siderurgia Amazonia Ltd. and its subsidiary at December 31, 2004 and 2003, and the results of their operations and their cash flows for each of the two years in the period ended December 31, 2004 in conformity with International Financial Reporting Standards. These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these financial statements based on our audits. We conducted our audits of these statements in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatements. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

As discussed in Note 3, these consolidated financial statements are the first published financial statements of Consorcio Siderurgia Amazonia Ltd. prepared in accordance with International Financial Reporting Standards. Until December 31, 2003, the consolidated financial statements of Consorcio Siderurgia Amazonia Ltd. had been prepared in accordance with the accounting principles defined by its shareholders.

International Financial Reporting Standards vary in certain significant respects from the accounting principles generally accepted in the United States of America. Information relating to the nature and effect of such differences is presented in Note 37 to the consolidated financial statements.

Buenos Aires, Argentina

November 4, 2005

PRICE WATERHOUSE & CO. S.R.L.

by	/s/ CARLOS A. PACE (Partner)
Carlos A. Pace

CONSORCIO SIDERURGIA AMAZONIA LTD.

Consolidated Balance Sheets

as of December 31, 2004 and 2003

(In thousands of U.S. dollars)

	NOTE	2004	2003
ASSETS
Non-Current Assets
Property, plant and equipment, net	7	1,716,925	2,111,055
Intangible assets, net	8	4,002	6,106
Investment in associated company	9	11,855	—
Other assets		874	1,169
Other receivables	11 & 21	42,145	1,267

Total Non-Current Assets		1,775,801	2,119,597

Current Assets
Other receivables	11 & 21	141,089	89,901
Inventories, net	10	275,143	203,030
Trade receivables, net	12 & 21	220,157	109,518
Restricted cash	13	34,005	13,302
Cash and cash equivalents	13	211,481	103,912

Total Current Assets		881,875	519,663

TOTAL ASSETS		2,657,676	2,639,260

LIABILITIES AND SHAREHOLDERS’ EQUITY

SHAREHOLDERS’ EQUITY
Common stock, $ 1.00 par value per share; 1,000,000,000 shares authorized, 193,955,524 shares issued and outstanding	14	193,956	193,956
Capital reserve account		500,000	500,000
Additional paid-in capital		280,062	280,062
Cumulative translation adjustment		(142,277)	(18,565)
Accumulated deficit		(85,584)	(231,908)

		746,157	723,545

MINORITY INTEREST		595,912	577,194

TOTAL SHAREHOLDERS’ EQUITY		1,342,069	1,300,739

Non-Current Liabilities
Other liabilities	21	7,770	10,214
Provisions	15	36,939	25,532
Deferred income tax	17	39,653	43,951
Salaries and social security payable	20	79,966	80,900
Borrowings	18 & 21	529,312	799,067

Total Non-Current Liabilities		693,640	959,664

Current Liabilities
Other liabilities	21	134,036	51,738
Provisions	15	—	3,200
Taxes payable		7,630	9,060
Salaries and social security payable	20	26,355	29,003
Accounts payable	19 & 21	237,233	201,528
Borrowings	18 & 21	216,713	84,328

Total Current Liabilities		621,967	378,857

TOTAL LIABILITIES		1,315,607	1,338,521

TOTAL LIABILITIES AND SHAREHOLDERS’ EQUITY		2,657,676	2,639,260

The accompanying notes are an integral part of these consolidated financial statements.

CONSORCIO SIDERURGIA AMAZONIA LTD.

Consolidated Statements of Income

for the years ended December 31, 2004 and 2003

(In thousands of U.S. dollars)

	NOTE	Year ended December 31, 2004	Year ended December 31, 2003
Net sales	21	1,914,308	1,203,638
Cost of sales	21, 24&29	(816,831)	(731,254)

Gross profit		1,097,477	472,384
General and administrative expenses	26	(138,006)	(127,134)
Selling expenses	25	(145,712)	(116,141)
Other operating expenses, net	28	(18,383)	(13,827)

Operating income		795,376	215,282
Financial expense, net	27&21	(522,473)	(416,802)
Gain on restructuring of debt	5	—	508,005
Equity in loss of associated company	2	(1,238)	—

Income before income tax and asset tax (expense) benefit		271,665	306,485

Income tax and asset tax (expense) benefit	17	(8,342)	73,051

Net income for the year		263,323	379,536

Attributable to:
Equity holders of the Group		146,324	367,080
Minority interest		116,999	12,456

		263,323	379,536

The accompanying notes are an integral part of these consolidated financial statements.

CONSORCIO SIDERURGIA AMAZONIA LTD.

Consolidated Statements of Changes in Shareholders’ Equity

for the years ended December 31, 2004 and 2003

(In thousands of U.S. dollars)

	Capital Stock	Capital Reserve Account	Additional Paid-in Capital	Cumulative Translation Adjustment	Accumulated Deficit	Minority interest	Total Shareholders’ Equity
Balances as of December 31, 2002	150,991	500,000	156,029	—	(598,988)	259,577	467,609
Capitalization of subordinated debt (Note 5)	42,965	—	108,427	—	—	—	151,392
Dilution of Amazonia’s interest in Sidor (Note 5)	—	—	15,606	—	—	350,693	366,299
Foreign currency translation adjustment	—	—	—	(18,565)	—	(45,532)	(64,097)
Net income for the year	—	—	—	—	367,080	12,456	379,536

Balances as of December 31, 2003	193,956	500,000	280,062	(18,565)	(231,908)	577,194	1,300,739

Cumulative translation adjustment	—	—	—	(123,712)	—	(98,281)	(221,993)
Net income for the year	—	—	—	—	146,324	116,999	263,323

Balances as of December 31, 2004	193,956	500,000	280,062	(142,277)	(85,584)	595,912	1,342,069

The accompanying notes are an integral part of these consolidated financial statements.

CONSORCIO SIDERURGIA AMAZONIA LTD.

Consolidated Statements of Cash Flows

for the years ended December 31, 2004 and 2003

(In thousands of U.S. dollars)

	NOTE	Year ended December 31, 2004	Year ended December 31, 2003
Net income for the year		263,323	379,536
Adjustments to reconcile net income to net cash flows provided by operating activities:
Income tax and asset tax accrued less payments made	22	5,509	(77,814)
Depreciation and amortization		118,101	143,996
Translation adjustment		(5,167)	(6,522)
Equity in loss of associated company	9	1,238	—
Loss on the retirement and sale of fixed assets	28	3,154	13,867
Pensions and other benefits		13,899	10,633
Increase in provisions		15,318	15,481
Exchange rate differences		147,555	250,696
Change in depreciation capitalized within inventory		(6,441)	(800)
Interest accrued less payments made	22	22,915	25,336
Gain on debt restructuring, net of fees and expenses paid	5	—	(508,005)
Net change in restricted cash		(22,920)	(10,105)
Change in working capital	22	(141,041)	9,991

Net cash flows provided by operating activities		415,443	246,290

Cash flows from investing activities:
Acquisition of property, plant and equipment	7	(78,001)	(59,536)
Increase in equity investment in associated company	9	(13,093)	—
Loans granted to associated company		(49,620)	—
Proceeds form the sale of fixed assets		132	150

Net cash flows used in investing activities:		(140,582)	(59,386)

Cash flows from financing activities:
Proceeds form borrowings		70,767	—
Payment of long-term borrowings		(220,741)	(148,363)

Net cash flows used in financing activities		(149,974)	(148,363)

Net increase in cash and cash equivalents		124,887	38,541

Cash and cash equivalents at the beginning of the year		103,912	74,371
Net effect of exchange rate changes in cash and cash equivalents		(17,318)	(9,000)
Net increase in cash and cash equivalents		124,887	38,541

Cash and cash equivalents at the end of the year	13	211,481	103,912

The accompanying notes are an integral part of these consolidated financial statements.

Index to accounting policies

1	General information

2	Acquisition of productive facilities

3	Basis of presentation

4	Group accounting

a.	Subsidiaries

b.	Associated Companies

c.	Foreign currency translation

d.	Property, plant and equipment, net

e.	Intangible assets, net

f.	Impairment of long-lived assets

g.	Trade receivables and other receivables

h.	Inventories, net

i.	Cash and cash equivalents

j.	Shareholders’ equity

k.	Other liabilities

l.	Provision for contingencies

m.	Income taxes

n.	Asset tax

o.	Employee benefits

p.	Borrowings

q.	Revenue recognition

r.	Dividends

s.	Critical accounting estimates and assumptions

CONSORCIO SIDERURGIA AMAZONIA LTD.

Notes to the Consolidated Financial Statements

1. General Information

Consorcio Siderurgia Amazonia Ltd. (hereinafter referred to as “Amazonia”) was incorporated in the Cayman Islands on November 13, 1997, to hold long-term investments in Venezuelan steel companies and to provide technical and management assistance to such companies.

In January 1998, Amazonia acquired a 70% equity interest in Siderúrgica del Orinoco C.A. (now Sidor C.A.) (“Sidor”), a company privatized by the Government of Venezuela (which retained the remaining 30%). Sidor is an integrated steel manufacturing company that performs steel production processes that begin with the manufacture of pellets and concludes with the shipment of long and flat-end products, such as slabs, hot and cold rolled sheets and wire rods. In 2003, as part of the debt restructuring process described in Note 5, certain credits held by Amazonia and the Government of Venezuela against Sidor were capitalized, thus changing their interests in Sidor to 59.73% and 40.27%, respectively.

These special purpose consolidated financial statements as of December 31, 2004 and 2003 present the financial position of Amazonia and its sole subsidiary Sidor (collectively referred to as the “Group”). Amazonia’s board of directors authorized the publication of the December 31, 2004 financial statements on September 9, 2005.

2. Acquisition of productive facilities

At December 31, 2004, Sidor held a 49.8% equity interest in Matesi Materiales Siderúrgicos S.A. (hereinafter referred to as “Matesi”), a Venezuelan company that was incorporated on April 23, 2004 and commenced operations in October 2004. In July 2004, Matesi acquired an iron-briquette production facility by means of capital contributions and loans made by the Group and the majority shareholder. The purchase price paid for the acquisition of the facility, totaling USD 120 million, was entirely allocated to the value of the long-lived assets acquired. Matesi’s results for fiscal year 2004 totaled a loss of USD 2.5 million.

3. Purpose of financial statements and basis of presentation

Purpose of financial statements

These special purpose consolidated financial statements have been prepared to comply with the requirements established by Rule 3-09 of Regulation S-X of the Securities and Exchange Commission (“SEC”) for use in connection with the initial public offering of Ternium S.A., as Amazonia is considered a significant 50 percent or less owned person accounted for by the equity method, as that term is defined in Regulation S-X.

Basis of presentation

These consolidated financial statements are the first published financial statements of Amazonia prepared in accordance with International Financial Reporting Standards (“IFRS”). IFRS 1, “First-time Adoption of International Financial Reporting Standards” (“IFRS 1”) became effective for periods beginning on or after January 1, 2004, and earlier application is allowed and encouraged. Amazonia adopted IFRS 1 in preparing these financial statements instead of SIC-8, “First-Time Application of IAS as the Primary Basis of Accounting”. These consolidated financial statements are presented in thousands of United States dollars (“USD”), which is Amazonia’s presentation currency.

In the preparation of these consolidated financial statements, the Group has elected to apply the following optional exemptions from full retrospective application of IFRS, which are available under IFRS 1:

•	Fair value as deemed cost exemption: the Group has elected to measure property, plant and equipment at its deemed cost at January 1, 2003. Deemed cost was estimated as described in Note 4.d.

CONSORCIO SIDERURGIA AMAZONIA LTD.

Notes to the Consolidated Financial Statements—(Continued)

•	Cumulative translation adjustment exemption: the Group has elected to set the previously cumulative translation adjustment to zero at January 1, 2003.

•	Business combinations exemption: the Group has elected not to apply International Financial Reporting Standard No. 3, “Business Combinations” retrospectively to past business combinations. However, the application of this exemption had no effect on the Company’s results of operations and financial position.

IFRS differs in certain significant respects from generally accepted accounting principles in the United States of America (“US GAAP”). Such differences involve methods of measuring the amounts shown in the financial statements, as well as additional disclosures required by US GAAP and Regulation S-X. A description of the significant differences between IFRS and US GAAP as they relate to the Group are set forth in Note 37 to these consolidated financial statements.

Until December 31, 2003, the financial statements of Amazonia had been prepared in accordance with the accounting principles defined by its shareholders (“AAP”). AAP differs in certain respects from IFRS. When preparing the Group’s 2004 consolidated financial statements, management amended certain accounting, valuation and consolidation methods applied in the AAP financial statements to comply with IFRS. The comparative figures shown in these consolidated financial statements have been restated to reflect these adjustments.

A description of the significant differences between AAP and IFRS as they relate to the Group, are set forth in Note 6 to these consolidated financial statements.

The preparation of financial statements in conformity with IFRS requires the use of certain critical accounting estimates. It also requires management to exercise its judgement in the process of applying the Group’s accounting policies. The areas involving a higher degree of judgement or complexity, or areas where assumptions and estimates are significant to the consolidated financial statements, are disclosed in Note 4.s.

4. Group accounting

a. Subsidiaries

Subsidiary companies are those entities in which Amazonia has an interest of more than 50% of the voting rights or otherwise has the power to exercise control over the operating decisions. Subsidiaries are consolidated from the date on which control is transferred to Amazonia and are no longer consolidated from the date that control ceases. The purchase method of accounting is used to account for the acquisition of subsidiaries. The cost of an acquisition is measured as the fair value of assets given up, shares issued or liabilities undertaken at the date of acquisition, plus costs directly attributable to the acquisition. The excess of the acquisition cost over Amazonia’s share of the fair value of net assets acquired is recorded as goodwill. Intercompany transactions, balances and unrealized gains on transactions among Amazonia and its subsidiaries are eliminated; unrealized losses are also eliminated unless cost cannot be recovered.

b. Associated Companies

Associated companies are entities in which Amazonia generally has between 20% and 50% of the voting rights, or over which Amazonia has significant influence, but which it does not control. Investments in associated companies are accounted for using the equity method of accounting. Under this method the Group’s share of the post-acquisition profits or losses of an associated company is recognized in the income statement and its share of post-acquisition changes in reserves is recognized in reserves. The cumulative

CONSORCIO SIDERURGIA AMAZONIA LTD.

Notes to the Consolidated Financial Statements—(Continued)

post-acquisition changes are adjusted against the cost of the investment. Unrealized gains on transactions among the Group and its associated companies are eliminated to the extent of the Group’s interest in such associated company; unrealized losses are also eliminated unless the transaction provides evidence of an impairment of the transferred asset. When the Group’s share of losses in an associated company equals or exceeds its interest in such associate, the Group does not recognize further losses unless it has incurred obligations or made payments on behalf of such associated company.

c. Foreign currency translation

i. Functional and presentation currency

Items included in the financial statements of each entity in which Amazonia participates are measured using the currency that best reflects the economic substance of the underlying events and circumstances relevant to that entity (the “functional currency”). As a result, a subsidiary first records transactions using its functional currency and its financial statements are then translated into U.S. dollars for the sole purpose of consolidation by Amazonia. In the case of Amazonia and Sidor, the Venezuelan currency (Bolivar or “VEB”) has been designated as the functional currency. The consolidated financial statements are presented in thousands of U.S. dollars (“USD”), which is Amazonia’s presentation currency.

ii. Transactions in currencies other than the functional currency

Foreign currency transactions are translated into the relevant functional currency using the exchange rates prevailing at the dates of the transactions. Foreign exchange gains and losses resulting from the settlement of such transactions and from the translation of monetary assets and liabilities denominated in foreign currencies are recognized in the statement of income.

iii. Group companies

The results and financial position of all the Group entities (none of which operates in a hyperinflationary economy) that have a functional currency different from the presentation currency, are translated into the presentation currency as follows:

(i) income statements and cash flows of foreign entities are translated into the Group’s presentation currency at average exchange rates for each year;

(ii) their balance sheets are translated at the prevailing year-end exchange rates; and

(iii) exchange differences arising from the translation of the net investment in foreign entities are included in shareholders’ equity.

In the case of a sale or other disposition of any such entity, any accumulated translation differences would be recognized in the income statement as part of the gain or loss on sale.

d. Property, plant and equipment, net

Property, plant and equipment primarily consist of factories and offices. All property, plant and equipment are recognized at historical cost less accumulated depreciation and accumulated impairment (if applicable), except for land, which is carried at acquisition cost less impairment (if applicable). Upon adoption of IFRS 1, property, plant and equipment has been valued at fair value based on a technical revaluation.

CONSORCIO SIDERURGIA AMAZONIA LTD.

Notes to the Consolidated Financial Statements—(Continued)

Major overhaul and rebuilding expenditures are recognized as a separate asset when future economic benefits are expected from the item, and the cost can be measured reliably.

Ordinary maintenance expenses on manufacturing properties are recorded as cost of products sold in the period in which they are incurred.

Depreciation methodology is reviewed at each balance sheet date. Depreciation is calculated using the straight-line method to amortize the cost of each asset to its residual value over its estimated useful life as follows:

Land	No depreciation
Buildings and improvements(*)	5-60 years
Machinery	5-35 years
Vehicles	5-25 years
Construction in progress	No depreciation

(*)	Most buildings are depreciated based on a useful life of between 20 and 50 years. However, certain minor building improvements are depreciated using a useful life of between 5 and 10 years, while Sidor’s pier is depreciated in 60 years.

e. Intangible assets, net

Acquired computer software licenses are capitalized on the basis of the costs incurred to acquire and implement the specific software. These costs are amortized over their estimated useful lives using the straight line method. Amortization is shown within the cost of sales line item in the statement of income.

Costs associated with developing or maintaining computer software programs are charged to expense as incurred. Costs that are directly associated with the production of identifiable and unique software products controlled by the Group, and that will probably generate economic benefits exceeding costs beyond one year, are recognized as intangible assets. Direct costs include the software development employee costs and an appropriate portion of relevant overheads.

f. Impairment of long-lived assets

Assets that have an indefinite useful life are not subject to amortization and are tested annually for impairment. Assets that are subject to amortization and investments in affiliates are reviewed for impairment losses whenever events or changes in circumstances indicate that the carrying amount may not be recoverable. An impairment loss is recognized for the amount by which the asset’s carrying amount exceeds its recoverable amount. The recoverable amount is the higher of an asset’s fair value less cost to sell and the present value of estimated future cash flows. For the purposes of assessing impairment, assets are grouped at the lowest level for which there are separately identifiable cash flows. No impairment losses have been recorded for any of the periods presented.

g. Trade receivables and other receivables

Trade and other receivables are carried at face value less a provision for impairment, if applicable. This amount does not differ significantly from fair value.

CONSORCIO SIDERURGIA AMAZONIA LTD.

Notes to the Consolidated Financial Statements—(Continued)

A provision for impairment is established when there is objective evidence that a financial asset or group of assets is impaired. Objective evidence that a financial asset or group of assets is impaired includes observable data that comes to the attention of the Group about a loss event, such as a significant financial difficulty of the obligor or a breach of contract. The amount of the impairment is determined as the difference between the asset’s carrying amount and the present value of estimated future cash flows discounted at the asset’s original effective interest rate. The amount of the loss should be recognized in the income statement.

At December 31, 2004 and 2003, the provision for impairment that was deducted from the corresponding gross account receivable totaled USD6.1 million and USD6.3 million, respectively.

The Group is subject to an income tax incentive regime that consists of government grants which are recognized as tax credits within Other receivables, when there is reasonable assurance that the Group will comply with the conditions imposed by the government and that the grant will be received.

h. Inventories, net

Inventories are stated at the lower of cost or net realizable value. The cost of finished goods and work in progress comprises raw materials, direct labor, other direct costs and related production overheads (based on normal operating capacity) but excludes borrowing costs. Net realizable value is the estimated selling price in the ordinary course of business, less the costs of completion and direct selling expenses. Goods acquired in transit at period end are valued at supplier invoice cost.

A provision for obsolescence or slow-moving inventory is recorded in connection with supplies and spare parts and based on management’s analysis of their aging, the capacity of such materials to be used based on their levels of preservation and maintenance and the potential obsolescence due to technological changes. The provision for slow-moving inventory is recognized for finished goods and goods in progress based on management’s analysis of the aging.

i. Cash and cash equivalents

Cash and cash equivalents and highly liquid short-term securities are carried at fair market value. For the purposes of the cash flow statement, cash and cash equivalents comprise cash, bank current accounts and short-term highly liquid investments (original maturity of less than 90 days).

In the consolidated balance sheet, bank overdrafts are included within current borrowings.

j. Shareholders’ equity

Ordinary shares are classified as equity. The balances of the consolidated statement of changes in shareholders’ equity at December 31, 2004 and 2003 include:

1. The value of capital stock, capital reserves, additional paid-in capital and accumulated deficit in accordance with IFRS.

2. The accumulated currency translation adjustment under IFRS.

3. The participation of minority shareholders on subsidiaries

k. Other liabilities

Other current liabilities, representing the compensation payable under the Participation Account Agreement described in Note 5, are accrued on a quarterly basis on the formula specified in such Participation Account Agreement.

CONSORCIO SIDERURGIA AMAZONIA LTD.

Notes to the Consolidated Financial Statements—(Continued)

Other non-current liabilities are stated at amortized cost and represent the outstanding balance of the liabilities contributed to the Participation Account by the holders of such instrument.

l. Provisions

The Group has certain contingencies with respect to existing or potential claims, lawsuits and other proceedings. Unless otherwise specified, the Group accrues a provision for a present legal or constructive obligation as a result of a past event, when it is probable that future cost could be incurred and that cost can be reasonably estimated. Generally, accruals are based on developments to date, the Group’s estimates of the outcomes of these matters and the advice of its legal advisors.

m. Income taxes

Under present Cayman Islands law, so long as the Group maintains its status as a holding company, no income, withholding (including with respect to dividends) or capital gain tax is payable in the Cayman Islands by the Group.

The current income tax charge is calculated on the basis of the tax law in effect in Venezuela, the country of incorporation of Sidor, the Group’s sole subsidiary. Under the current Venezuelan Income Tax Law, tax loss carryforwards and income tax incentive regimes associated with investment programs are available to offset future taxable income for a period of up to three years, whereas tax losses incurred as a consequence of inflation adjustment fall due in one year.

Deferred income tax is provided in full using the liability method on temporary differences arising between the tax bases of assets and liabilities and their carrying amounts in the financial statements as prescribed by International Accounting Standard No. 12 “Income taxes” (“IAS No. 12”). Currently enacted tax rates are used in the determination of deferred income tax.

Deferred tax assets are recognized to the extent that it is probable that future taxable profit will be available to offset temporary differences.

Deferred income tax is provided on temporary differences arising on investments in subsidiaries and associates, except where the timing of the reversal of the temporary difference can be controlled and it is probable that the temporary difference will not reverse in the foreseeable future.

n. Asset tax

Sidor is subject to the Asset Tax Law (“Impuesto a los Activos Empresariales”). The asset tax is calculated on an individual entity basis at the statutory tax rate of 1%, and is based upon the taxable assets of each Venezuelan entity as of the end of the year. Pursuant to this law, Sidor is required to pay the greater of the income tax or the asset tax. Any excess of the asset tax over the income tax may be carried forward and recognized as a payment on account for future income tax charges within a three-year period. Accordingly, the Group records any such asset tax payments as a non-current asset and recognizes the related valuation allowance when, in the opinion of management, these credits will not be recovered through future taxable income.

At December 31, 2004, Sidor has accumulated asset tax credits in an amount of approximately USD17.6 million, of which USD6.1 million, USD6.3 million and USD5.3 million are available for use in 2005, 2006 and 2007, respectively. The provision for asset tax for fiscal year 2004 totals USD5.3 million.

Effective September 1, 2004, the Asset Tax Law was repealed. Nevertheless, the accumulated asset tax credits at such date will be available to offset future income tax charges for an additional three-year period.

CONSORCIO SIDERURGIA AMAZONIA LTD.

Notes to the Consolidated Financial Statements—(Continued)

o. Employee benefits

Pension obligations

Sidor established a benefit plan financed through contributions made by Sidor and active employees. Although the plan does not provide for the amounts to be paid to employees upon retirement, for purposes of International Accounting Standard No. 19 (“Employee Benefits”), Sidor’s obligations have been calculated based on actuarial calculations prepared assuming this plan qualifies as a defined benefit plan.

The liability recognized in the balance sheet is the present value of the obligation at the balance sheet date, together with adjustments for unrecognized actuarial gains or losses and past service costs. The defined benefit obligation is calculated annually by independent actuaries using the projected unit credit method.

Actuarial gains and losses arising from experience adjustments and changes in actuarial assumptions are charged or credited to income over the employees’ expected average remaining working lives.

Termination benefits

Termination benefits are payable when employment is terminated before the normal retirement date, or whenever an employee accepts voluntary redundancy in exchange for these benefits. The Group recognizes termination benefits when it is demonstrably committed to either: (i) terminating the employment of current employees according to a detailed formal plan without possibility of withdrawal or (ii) providing termination benefits as a result of an offer made to encourage voluntary redundancy.

Other compensation obligations

Employee entitlements to annual leave and long-service leave are accrued as earned.

p. Borrowings

Borrowings are initially recorded based on the fair value of the net proceeds. Borrowings are subsequently stated at amortized cost using the effective yield method; any difference between proceeds (net of transaction costs) and the redemption value is recognized in the income statement over the period of the borrowings.

The convertible debt instrument discussed in note 5 was valued at cost, represented by its fair value at inception, as this instrument falls within the scope exception prescribed by IAS No. 39, paragraph 2.g. The difference between the face value and the fair value of the convertible debt instrument (amounting to USD400.9 million) was credited to income under Financial results, net.

q. Revenue recognition

Revenue comprises the invoiced value for the sale of goods net of value-added tax, rebates and discounts. Revenue from the sale of goods is recognized when significant risks and rewards of ownership of the goods are transferred to the buyer. No revenue is recognized if there are significant uncertainties regarding the recovery of the amount due, associated costs or the possible return of goods. Amounts billed to customers in a sale transaction related to shipping and handling represent revenues earned for the goods provided and accordingly are classified as revenue.

Interest income is recognized on a time-proportion basis, taking account of the principal outstanding and the effective rate over the period to maturity, when it is determined that such income will accrue to the Group.

CONSORCIO SIDERURGIA AMAZONIA LTD.

Notes to the Consolidated Financial Statements—(Continued)

r. Dividends

Dividends are recorded in the Group’s financial statements in the period in which they are approved by its shareholders.

s. Critical accounting estimates and assumptions

The preparation of the Group’s financial statements requires management to make estimates and assumptions that affect the reported amounts of assets, liabilities, revenues and expenses and the related disclosure of contingent assets and liabilities, and such accounting estimates will, by definition, likely differ from the related actual results. The estimates and assumptions that have a significant risk of causing a material adjustment to the carrying amounts of assets and liabilities within the next financial year are discussed below.

(a) Income taxes

The Group is subject to income taxes in Venezuela. Significant judgment is required in determining the provision for income taxes. There are many transactions and calculations for which the ultimate tax determination is uncertain during the ordinary course of business. The Group recognizes liabilities for anticipated tax audit issues based on estimates of whether additional taxes will be due. Where the final tax outcome of these matters is different from the amounts that were initially recorded, such differences will impact the income tax and deferred tax provisions in the period in which such determination is made.

(b) Useful lives of property, plant and equipment

The Group’s management determines the estimated useful lives and related depreciation charges for its property, plant and equipment. This estimate could change significantly. Management will increase the depreciation charge where useful lives are less than previously estimated lives, or it will write-off or write-down technically obsolete or non-strategic assets that have been abandoned or sold.

(c) Pension benefits

The present value of the pension obligations depend on a number of factors that are determined on an actuarial basis using a number of assumptions. The assumptions used in determining the net cost (income) for pensions include the discount rate applied. Any changes in these assumptions will impact the carrying amount of pension obligations. The Group determines the appropriate discount rate at the end of each year. This is the interest rate that should be used to determine the present value of estimated future cash outflows expected to be required to settle the pension obligations. Other key assumptions for pension obligations are based in part on current market conditions.

5. Debt restructuring process

The Group undertook negotiations during 2003 to restructure certain debts of Sidor and Amazonia. Sidor and Amazonia had failed to comply with commitments undertaken in their year 2000 debt restructuring contracts signed with creditor banks, and in the case of Sidor, with the Fondo de Inversiones de Venezuela (now Banco de Desarrollo Económico y Social de Venezuela or “BANDES”). Agreements regarding Amazonia’s and Sidor’s debt restructuring were successfully concluded on June 20, 2003. The agreed restructuring was executed as a series of linked transactions that was in substance a repurchase of the debt of Amazonia and its subsidiary Sidor.

CONSORCIO SIDERURGIA AMAZONIA LTD.

Notes to the Consolidated Financial Statements—(Continued)

The main elements of the restructuring were as follows:

•	Certain shareholders of Amazonia acquired the entire bank debt of Amazonia (face amount USD300 million) and part of the bank debt of Sidor (face amount USD206 million) for a total consideration of USD127.6 million. This transaction was carried out through Ylopa Serviços de Consultadoria Ltda. (hereinafter referred to as “Ylopa”), a company incorporated under the laws of Madeira.

•	Sidor, in turn, acquired part of its own debt for USD 37.9 million.

•	Ylopa assigned to Amazonia purchased debt with a face amount of USD300 million being all of the bank debt of Amazonia repurchased and USD206 million of the face amount of Sidor debt repurchased. Ylopa retained Sidor debt with a face amount of USD 15 million. The purchased debt was assigned to Amazonia in exchange for debt instruments with a face amount of USD506 million, bearing interest at 1% per annum, convertible into common shares of Amazonia (the “Amazonia Convertible Debt Instrument” or “ACL”). The convertible debt gave Ylopa the right to acquire shares of Amazonia representing approximately 67% of Amazonia’s share capital at series of specific exercise dates in the future.

•	Amazonia then forgave the debts of Sidor that had been assigned to it by Ylopa together with certain management assistance loans and capitalized these amounts as additional capital. The Venezuelan state, at the same time, forgave approximately 50% of the debt due by Sidor to the BANDES and capitalized these amounts as additional capital. The equity interest in Sidor held by Amazonia and the Venezuelan state changed from 70% and 30%, respectively, to 59.73% and 40.27%, respectively as a result of these transactions.

•	Ylopa and Corporación Venezolana de Guayana (“CVG”) contributed a portion of their credits against Sidor (for a total amount of USD11 million) to a participation account (the “Participation Account Agreement”). The Participation Account Agreement gives Ylopa and CVG the right to participate in future cash surpluses generated by Sidor, to be calculated on the basis of a predetermined formula. If the excess cash turns out to be negative, it will be offset against the financial debt Sidor holds with CVG and Ylopa, for a total amount of USD 5.6 million and USD 8.4 million, respectively. The debt matures in 15 years, accrues interest at an annual rate of 8% and is payable in a single payment at maturity. It is disclosed within Borrowings in the consolidated balance sheets at December 31, 2004 and 2003. At December 31, 2004, Sidor recorded a USD134 million account payable to Ylopa and CVG under the Participation Account Agreement as part of Other liabilities in the consolidated balance sheet. Under the terms of the payment mechanism through which Ylopa and CVG participate in Sidor’s future cash surpluses, to the extent the payment mechanism remains in existence, Ylopa is entitled to receive up to an aggregate amount of USD324 million and is subsequently required to transfer to Amazonia any distribution exceeding USD324 million, while CVG is not subject to any limitation to its entitlement.

The Group accounted for the restructuring following the provisions of International Accounting Standard No. 39 “Financial Instruments: Recognition and Measurement” (“IAS No. 39”). The Group recognized a USD448.5 million gain in connection with the early extinguishment of debt carried out through the full redemption of (i) certain tranches forming part of Sidor’s financial debt, and (ii) the entire outstanding indebtedness of Amazonia at the time of restructuring. Further a USD59.5 million gain has been recorded in fiscal year 2003 in connection with Sidor’s debt restructuring.

The debt obligations of Amazonia and Sidor subsequent to the restructuring are as follows:

AMAZONIA

The terms and conditions of the Amazonia Convertible Debt Instrument are as follows:

•	Interest: 1% per annum.

CONSORCIO SIDERURGIA AMAZONIA LTD.

Notes to the Consolidated Financial Statements—(Continued)

•	Maturity: the later of

a. June 20, 2013, or

b. One day after the date on which all obligations of Sidor under the Amended and Restated Consolidated Refinancing Agreement and the notes issued pursuant thereto be indefeasibly paid in full, or

c. One Business Day after the date on which all obligations of Sidor under the Amended RoV Sidor Debt Agreement be indefeasibly paid in full.

•	Conversion: the ACL may be converted into equity at the lender’s (Ylopa) or the lender’s shareholders’ sole discretion. The lender may only exercise its option to convert its ACL into a 67.4% equity interest in Amazonia once during each calendar year, beginning in 2005, by delivering written notice to Amazonia between February 1 and February 15 of such year.

Furthermore, Amazonia has placed in trust at Banesco Banco Universal C.A. the shares of Sidor on which it established a pledge in favor of BANDES and the creditors referred to in the Restated Consolidated Refinancing Agreement.

Sidor

Below is a summary of the terms and conditions of the restructured financial debt:

A. BANDES

After the debt restructuring agreement signed in 2003, principal on this debt amounted to USD366.1 million, and was repayable over 15 years, with a grace period of eight years for the repayment of principal. The debt restructuring agreement was subsequently amended by Sidor and its creditors in December 2004 (the “December 2004 Amendment”) to accelerate repayment of the debt. Sidor is required to pay quarterly installments of USD 375,000 each until December 31, 2010. The quarterly installments falling due in 2005 and 2006 are USD375 plus an additional payment of USD 4 million each and the quarterly installments falling due in 2007 are USD375 plus an increase of USD 3.25 million each. The installments falling due in the first half of 2012 and in the second half of 2017 are decreased to reflect the accelerated repayments in 2005 to 2007. As from the ninth year and until maturity, Sidor is committed to pay semi-annual installments, each one representing 5.4% of the initial debt. In addition to this, a single installment representing 27% of the initial debt is to be paid at maturity.

Principal on this debt can be pre-paid beginning one year after the total debt with the Creditor Banks described in C. below has been repaid. Interest accrues at LIBOR plus a spread of 2%. The outstanding balance to BANDES at December 31, 2004 amounts to USD244.9 million.

B. Suppliers of the Venezuelan state

After the debt restructuring agreement was signed in 2003, this debt amounted to USD 42.2 million. Financial debt with C.V.G. Electrificación del Carona C.A. (“EDELCA”) and C.V.G. Ferrominera Orinoco C.A. (“FMO”) was to be paid in December 2007 in a single installment. Pursuant to the December 2004 Amendment, principal on this tranche is currently payable in four installments of USD1.5 million, USD1.6 million, USD0.8 million and USD 16.9 million, falling due in December 2004, February 2005, May 2005 and December 2007, respectively. Interest accrues at LIBOR plus a spread of 3.75%, and is payable in December 2013. The outstanding balance of the financial debt to EDELCA and FMO at December 31, 2004 amounts to USD22.4 million.

CONSORCIO SIDERURGIA AMAZONIA LTD.

Notes to the Consolidated Financial Statements—(Continued)

Commercial debt with EDELCA (amounting to USD 20,000,000) had been originally refinanced into six equal and consecutive installments to be paid semi-annually commencing on June 30, 2003. Pursuant to the December 2004 Amendment, this debt is to be repaid in quarterly installments, in an amount that equals 50% of the semi-annual installments under the original agreement, except for the final installment of 2004 and the installments falling due thereafter until May 2005, which will increase by USD235,077, USD528,056 and USD198,360. Interest on this debt accrues at LIBOR plus a spread of 3.75%. The outstanding balance of the commercial debt to EDELCA at December 31, 2004 is USD6.0 million.

C. Creditor Banks

Tranche A: USD350.5 million, repayable over eight years with a grace period of one year for the repayment of principal. Interest accrues at LIBOR plus a spread of 3.75% and is payable quarterly. Tranche A provides for annual principal payments of USD40 million between the second and the fourth year and of USD51.5 million between the fifth and the seventh year. The remaining balance is payable at maturity. Principal outstanding at December 31, 2004 amounts to USD239.7 million.

Tranche B: USD26.3 million, repayable over 12 years with a grace period of one year for the repayment of principal. Interest accrues at LIBOR plus a spread of 1% and is payable quarterly. Principal is payable in semi-annual installments of USD0.2 between the second and the eleventh year. The remaining balance is payable at maturity. Principal outstanding at December 31, 2004 amounts to USD 26.0 million.

D. Participation Account Agreement

Sidor is required to use certain future cash surpluses for quarterly mandatory advance payments on Sidor’s debt with the BANDES and the Creditor Banks of Tranche A. The first USD11 million of Sidor’s excess cash is applied to the repayment of Sidor’s financial debt; 30% of the remaining amount is applied to the payment of Sidor’s financial debt and the remaining 70% is paid as follows: 59.7% to Ylopa and/or Amazonia, as applicable, and 40.3% to the Government of Venezuela. This mandatory payment mechanism will prevail for 14 years or until the fiscal year prior to the date of settlement in full of the debt due to the BANDES. As per the December 2004 Amendment, the compensation payable to participants in Sidor’s restructuring will be measured on a quarterly basis and the payment of such compensation will match the principal and interest payment of the rest of the restructured debts.

E. Restrictive covenants and obligations

The restructuring agreements contemplate certain remaining obligations and restrictions, including:

•	Sidor transferred to a “Guarantee Trust” the fiduciary ownership of substantially all of its productive assets.

•	pledge on the shares of Sidor and Amazonia in the hands of the financial creditors of Sidor, for a term of two years as from the date of restructuring, as long as no event of default takes place and the terms of Sidor’s refinanced loan agreements are fulfilled;

•	pledge of any future debt of Amazonia, which will be in effect until the pledges on shares of Amazonia and Sidor have been released;

•	agreement not to create or set up any lien other than those permitted on the shares or debt of Amazonia or its shareholders;

•	restrictions for the distribution of profits; and

•	restrictions to the possibility of reorganization, declaration in bankruptcy or liquidation of Amazonia or Sidor.

CONSORCIO SIDERURGIA AMAZONIA LTD.

Notes to the Consolidated Financial Statements—(Continued)

The scheduled repayment of the Group’s financial loans is as follows:

Year	USD denominated (fixed rate)	USD denominated (variable rate)	VEB denominated ( fixed rate)	Total
2005	—	172.2	44.5	216.7
2006	—	57.8	—	57.8
2007	—	83.2	—	83.2
2008	—	53.3	—	53.3
2009	—	12.7	—	12.7
2010 to 2018(i)	151.2	171.1	—	322.3

Total loans	151.2	550.3	44.5	746.0

(i)	Includes USD127.6 corresponding to principal outstanding under the ACL. As mentioned in Note 36, this debt instrument was converted into common stock of Amazonia in February 2005.

6. Differences between AAP and IFRS

I. Differences in basis of presentation

Under AAP, Amazonia prepared its balance sheets as of December 31, 2003 and 2002 and its statement of income for the year ended December 31, 2003 on an unconsolidated basis whereas under IFRS, Amazonia followed the guidance set forth by International Accounting Standard No. 27 “Consolidated and Separate Financial Statements” (“IAS No. 27”), which states that when a company has control over another enterprise consolidated financial statements shall be prepared. IAS No. 27 defines control as the power to govern the financial and operating policies of an enterprise so as to obtain benefits from its activities. In accordance with this definition, Amazonia effectively controls Sidor as of the date of its acquisition, and, accordingly, consolidated financial statements were prepared for all the periods presented. No changes in shareholders’ equity or net income for the year arise from this difference, because Sidor’s financial statements under AAP were prepared under a basis consistent with IFRS and Amazonia accounted for its investment in Sidor under the equity method.

II. Differences in measurement methods

a) Impairment over the investment in Sidor

As mentioned in the preceding paragraph, under AAP Amazonia’s financial statements were prepared on an unconsolidated basis with the investment in Sidor being valued using the equity method of accounting. Accordingly, when assessing the recoverability of its investment in Sidor, Amazonia estimated the cash flows it expected to generate from the investment and concluded that those cash flows, after deducting Sidor’s interest and tax charges, would not recover the carrying value of the investment. As a result, accumulated impairment losses amounting to USD345 million and USD107 million were recorded at December 31, 2003 and 2002, respectively.

Under IFRS, Amazonia prepared its financial statements on a consolidated basis, and, accordingly, the accumulated impairment loss recorded on the AAP financial statements was eliminated on consolidation. Instead, Amazonia conducted an impairment test over its long-lived assets on a consolidated basis in accordance with the guidance set forth by International Accounting Standard No. 36, “Impairment of Assets” (“IAS No. 36”) and pre-interest, pre-tax cash flows generated by the relevant assets were used, resulting in no impairment charge for any of the periods presented.

CONSORCIO SIDERURGIA AMAZONIA LTD.

Notes to the Consolidated Financial Statements—(Continued)

b) Valuation of long-lived assets

Under AAP, the Group valued property, plant and equipment at historical cost, while under IFRS the principles outlined in IFRS No. 1 were followed and accordingly, deemed cost at December 31, 2002 (estimated based on the criterion described in Note 4.d) was used as the basis of accounting for this caption.

c) Deferred income tax

The net effect on the carrying amount of property, plant and equipment arising from the adjustment described in Note 6.d.b) above resulted in the recognition of a deferred tax liability for IFRS purposes.

7. Property, plant and equipment, net

Changes in property, plant and equipment, for each of the years presented is as follows:

	December 31, 2004
	Land	Building and improvements	Machinery	Vehicles	Construction in progress	Total
Cost
Value at the beginning of the year	53,362	920,968	2,342,965	42,850	32,637	3,392,782
Effect of exchange rate changes on opening balances	(8,895)	(153,495)	(390,494)	(7,142)	(5,439)	(565,465)
Additions	—	—	8,891	828	68,282	78,001
Disposals	—	—	(2,532)	(4,188)	—	(6,720)
Transfers	—	432	22,861	1,425	(24,718)	—

Value at the end of the year	44,467	767,905	1,981,691	33,773	70,762	2,898,598
Depreciation
Accumulated at the beginning of the year	—	(551,600)	(714,607)	(15,520)	—	(1,281,727)
Effect of exchange rate changes on opening balances	—	91,933	119,101	2,587	—	213,621
Depreciation charge	—	(20,914)	(93,946)	(2,141)	—	(117,001)
Disposals	—	—	1,264	2,170	—	3,434

Accumulated at the end of the year	—	(480,581)	(688,188)	(12,904)	—	(1,181,673)

Net carrying amount	44,467	287,324	1,293,503	20,869	70,762	1,716,925

	December 31, 2003
	Land	Building and improvements	Machinery	Vehicles	Construction in progress	Total
Cost
Value at the beginning of the year	60,854	1,048,436	2,611,548	48,404	55,844	3,825,086
Effect of exchange rate changes on opening balances	(7,492)	(129,089)	(321,547)	(5,960)	(6,876)	(470,964)
Additions	—	—	7,376	828	51,332	59,536
Disposals	—	(25)	(16,630)	(2,881)	(1,340)	(20,876)
Transfers	—	1,646	62,218	2,459	(66,323)	—

Value at the end of the year	53,362	920,968	2,342,965	42,850	32,637	3,392,782
Depreciation
Accumulated at the beginning of the year	—	(600,303)	(689,484)	(16,881)	—	(1,306,668)
Effect of exchange rate changes on opening balances	—	73,912	84,893	2,078	—	160,883
Depreciation charge	—	(25,226)	(115,180)	(2,395)	—	(142,801)
Disposals	—	17	5,164	1,678	—	6,859

Accumulated at the end of the year	—	(551,600)	(714,607)	(15,520)	—	(1,281,727)

Net carrying amount	53,362	369,368	1,628,358	27,330	32,637	2,111,055

CONSORCIO SIDERURGIA AMAZONIA LTD.

Notes to the Consolidated Financial Statements—(Continued)

8. Intangible assets, net

Intangible assets consist of the following:

	December 31, 2004	December 31, 2003
Cost at the beginning of the year	8,894	9,455
Accumulated amortization at the beginning of the year	(2,788)	(1,817)

Net carrying amount at the beginning of the year	6,106	7,638

Effect of exchange rate changes	(1,018)	(940)
Additions	14	603
Amortization for the year	(1,100)	(1,195)

Net carrying amount at the end of the year	4,002	6,106

9. Investment in associated company

	December 31, 2004	December 31, 2003
At the beginning of the year	—	—
Contributions	13,093	—
Equity in loss of associated company	(1,238)	—

At the end of the year	11,855	—

The equity investment in Matesi has been valued using the December 31, 2004 financial statements of that company. Summarized financial information about Matesi at December 31, 2004 follows.

December 31, 2004
Non-current assets	125,552
Current assets	23,551
Total assets	149,103

Shareholders’ equity	23,805

Non-current liabilities	85,380
Current liabilities	39,918
Total liabilities	125,298

December 31, 2004
Net sales	21,084
Income tax benefit	1,258
Net loss for the year	(2,486)

CONSORCIO SIDERURGIA AMAZONIA LTD.

Notes to the Consolidated Financial Statements—(Continued)

10. Inventories, net

Inventories consist of the following:

	December 31, 2004	December 31, 2003
Materials in transit	38,599	18,825
Raw materials, materials and spare parts	126,231	109,959
Goods in process	51,211	38,755
Finished goods	72,043	55,651

Subtotal	288,084	223,190

Provision for impairment	(12,941)	(20,160)

Total	275,143	203,030

11. Other receivables

Other receivables consist of the following:

	December 31, 2004	December 31, 2003
Non-current
Related parties (Note 21)	40,844	—
Advances to employees	1,301	1,267
Asset tax and income tax incentive regime	33,070	42,527
Provision for impairment	(33,070)	(42,527)

Total	42,145	1,267

Current
VAT receivable	55,321	40,028
Related parties (Note 21)	19,516	111
Export incentive bonds to be received	28,820	14,114
Advances to suppliers	30,548	16,393
Advances to employees	805	471
Prepaid expenses	3,154	14,136
Other	2,925	4,648

Total	141,089	89,901

12. Trade receivables, net

Trade receivables consist of the following:

	December 31, 2004	December 31, 2003
Current accounts	114,564	71,235
Trade receivables with related parties (Note 21)	111,702	44,534

Subtotal	226,266	115,769

Less:
Provision for impairment	(6,109)	(6,251)

Total	220,157	109,518

CONSORCIO SIDERURGIA AMAZONIA LTD.

Notes to the Consolidated Financial Statements—(Continued)

13. Cash and cash equivalents and restricted cash

Cash and cash equivalents consist of the following:

	December 31, 2004	December 31, 2003
Cash in banks and cash on hand	177,602	27,522
Time deposits	33,879	76,390

Cash and cash equivalents	211,481	103,912

	December 31, 2004	December 31, 2003
Restricted cash(i)	34,005	13,302

Total	34,005	13,302

(i)	The balance corresponds to guarantee deposits made to collateralize future payments to foreign suppliers. In addition, the outstanding balance at December 31, 2003 includes USD3.6 million corresponding to guarantee deposits made in connection with a commercial lawsuit for which a USD3.2 million provision for contingencies has been established. This lawsuit was settled and payments were made in early 2004.

14. Shareholders’ equity

As of December 31, 2004, the Group had 1,000,000,000 authorized shares, out of which 193,955,524 shares are issued and outstanding shares of common stock, having a par value of USD1 per share. Holders of common stock are entitled to one vote for each share held of record on all matters submitted to a vote of shareholders.

On January 28, 1998 the Group acquired a 70% equity interest in Sidor. This acquisition was funded through contributions received from shareholders for a total amount of USD702.0 million. In accordance with a resolution of the Shareholders’ Meeting, these contributions were allocated as follows: USD600.0 million as a capital increase and USD102.0 million as Additional Paid-in Capital.

On December 20, 1999 the Group’s shareholders approved a corporate reorganization, authorizing the board of directors to cancel 500,000,000 out of the 600,000,000 outstanding shares, applying the aggregate par value of the cancelled shares to a capital reserve account. Accordingly, no reduction in shareholders’ equity resulted from this capital restructuring. The court approval procedure for the cancellation of shares was completed and the reduction of capital stock was filed with the control authority on September 15, 2000, becoming effective on such date.

On March 20, 2000 a written resolution of the board of directors approved the capitalization of convertible loans and direct capital contributions into 50,990,637 shares representing an aggregate amount of USD105.0 million (USD51.0 million were credited to Capital Stock and USD54.0 million to Additional Paid-in Capital).

On June 18, 2003, a written resolution of the shareholders authorized a corporate reorganization which involved: (i) the capitalization of the outstanding balance of the convertible subordinated loan resulting from the year 2000 restructuring and (ii) the conversion of 6,360,000 Class B-1 shares and 3,340,000 Class C-1 shares originally issued without voting rights into 6,360,000 Class B shares and 3,340,000 Class C shares with voting rights.

In connection with the capitalization described in the previous paragraph, the Group capitalized the convertible loans into a total of 42,964,887 shares in an aggregate amount of USD156.1 million (USD43.0 million were credited to Capital Stock and USD113.1 million to Additional Paid-in Capital). The difference between the capitalized value and the carrying amount at the moment of the capitalization, amounting to USD4.7 million was recorded as a debit to Additional Paid-in Capital.

CONSORCIO SIDERURGIA AMAZONIA LTD.

Notes to the Consolidated Financial Statements—(Continued)

In fiscal 2003, Amazonia recorded a USD15.6 million gain derived from the dilution of the Group’s equity interest in Sidor from 70.00 % to 59.73% (see Note 5). This gain was credited against Additional Paid-in Capital.

15. Provisions

The Group has recorded a provision where a contingency is expected to result in a probable outflow of economic benefits from the Company. At December 31, 2004, the Group has been sued for a total amount of USD170.9 million. The total amount of provision recorded at that date accounts for USD36.9 million. The remaining claims, totaling USD134.0 million, were treated as follows:

(i) no provision was recorded in connection with a USD86.6 million lawsuit brought by former employees of Sidor

(ii) a USD 1.6 million provision was recorded in connection with commercial claims totaling USD27.1 million

(iii) no provision was recorded in connection with tax contingencies totaling USD10 million, and

(iv) no provision was recorded in connection with tax claims totaling USD11.9 million

Tax matters

At December 31, 2004, the Group recorded a provision for a total amount of USD23.2 million in connection with tax matters. Among these claims, the most significant is the tax assessment brought by SENIAT, the Venezuelan tax and customs authority, in the third quarter of 2001, questioning the application of VAT credits arising from exports totaling USD5.2 million to offset tax liabilities. While the validity of such tax credits was not under discussion, the SENIAT questioned the application of such tax credits as payment on account of Sidor’s asset tax and other tax obligations. The Group recorded a provision in an amount of USD17.5 million in connection with this claim, representing the aggregate amount that SENIAT could claim as accrued interest under the Venezuelan tax code.

Labor matters

The Group is a party to a number of lawsuits brought by former employees of Sidor that question the application of certain provisions contained in the Venezuelan Work Law. At December 31, 2004, the Group recorded a provision totaling USD 12.1 million in connection with such claims.

Civil, commercial and other matters

At December 31, 2004, the Group recorded a USD 1.6 million provision related to civil, commercial and other matters. The most significant matter involves a lawsuit brought by TMA for alleged non-compliance with a contract entered into with Sidor for the purchase of synthetic scrap. The total amount recorded in connection with this matter amounts to USD 1.1 million.

Based on the analysis performed by the Group’s legal counsel, management believes that the amount of provisions recorded at year-end will be sufficient to cover the expected cash outflows.

CONSORCIO SIDERURGIA AMAZONIA LTD.

Notes to the Consolidated Financial Statements—(Continued)

The following is a detail of changes in consolidated provisions of the Group for each of the years presented:

	For the year ended December 31, 2004
	Tax	Labor	Civil, commercial and other	Total
Balance at the beginning of the year	18,477	5,494	4,761	28,732
Effect of exchange rate changes on opening balances	(3,079)	(916)	(794)	(4,789)
Additions	7,803	7,592	1,146	16,541
Payments	—	(31)	(3,514)	(3,545)

Balance at the end of the year	23,201	12,139	1,599	36,939

	For the year ended December 31, 2003
	Tax	Labor	Civil, commercial and other	Total
Balance at the beginning of the year	13,119	6,123	5,653	24,895
Effect of exchange rate changes on opening balances	(1,615)	(754)	(697)	(3,066)
Additions	6,973	125	899	7,997
Payments	—	—	(1,094)	(1,094)

Balance at the end of the year	18,477	5,494	4,761	28,732

16. Other provisions and allowances

Deducted from Assets

The following is a detail of changes in the consolidated provision for impairment of inventories for each of the years presented:

	For the year ended December 31, 2004	For the year ended December 31, 2003
Balance at the beginning of the year	20,160	14,698
Effect of exchange rate changes on opening balances	(3,360)	(1,810)
(Decrease) increase	(1,253)	7,484
Uses	(2,606)	(212)

Balance at the end of the year	12,941	20,160

The following is a detail of changes in the consolidated provision for impairment of receivables:

	For the year ended December 31, 2004	For the year ended December 31, 2003
Balance at the beginning of the year	6,251	6,407
Effect of exchange rate changes on opening balances	(172)	(145)
Increase	30	—
Uses	—	(11)

Balance at the end of the year	6,109	6,251

CONSORCIO SIDERURGIA AMAZONIA LTD.

Notes to the Consolidated Financial Statements—(Continued)

17. Income tax

Income tax benefit (expense) for each of the years presented is as follows:

	For the year ended December 31, 2004	For the year ended December 31, 2003
Current income tax	—	(376)
Current asset tax	(5,315)	(5,545)
Deferred income tax	(3,027)	78,972

Total income tax (expense) benefit	(8,342)	73,051

Income tax expense (benefit) for the years ended December 31, 2004 and 2003 differed from the amount computed by applying the Group’s statutory income tax rate to pre-tax income (loss) as a result of the following:

	For the year ended December 31, 2004	For the year ended December 31, 2003
Net income before taxes and minority interest	271,665	306,485
Statutory income tax rate	34%	34%

Income tax expense at statutory tax rate	92,366	104,205

Inflation adjustment on tax bases	(78,293)	(46,536)
Asset tax	5,315	5,545
Uses of tax loss carryforwards	(35,451)	(25,347)
Non-deductible expenses/(non-taxable income)	24,405	(110,918)

Income tax expense (benefit)	8,342	(73,051)

The tax effects of temporary differences that give rise to significant portions of the Group’s deferred tax assets and liabilities are presented below:

	December 31, 2004	December 31, 2003
Deferred tax assets:
Accounts receivable, net	13,686	5,889
Inventories, net	7,802	2,806
Pension plans	26,865	27,986
Provision	—	3,487
Intangible assets, net and other assets	1,438	170
Other	241	104

Total gross deferred tax assets	50,032	40,442

Deferred tax liabilities:
Property, plant and equipment, net	(68,994)	(84,040)
Provision	(19,081)	—
Other	(1,610)	(353)

Total gross deferred tax liabilities	(89,685)	(84,393)

Net deferred tax liability	(39,653)	(43,951)

In assessing the realization of deferred tax assets, management considers all available information to determine whether some portion or all of the deferred tax assets will not be realized. The ultimate realization of deferred tax assets is dependent upon the generation of future taxable income during the periods in which those

CONSORCIO SIDERURGIA AMAZONIA LTD.

Notes to the Consolidated Financial Statements—(Continued)

temporary differences become deductible. Management considers the scheduled reversal of deferred tax liabilities, projected future taxable income, and tax planning in making these assessments. In accordance with IFRS, the Group is required to continuously evaluate the recoverability of deferred tax assets. This evaluation is made based on internal projections which are routinely updated to reflect more recent operating trends. Based on current financial projections, the Group is uncertain that it will recover its accumulated tax loss carryforwards through future taxable income. Accordingly, as of December 31, 2004 and 2003, the Group did not recognize a deferred tax asset for accumulated tax loss carryforwards.

The accumulated tax loss carryforwards on a consolidated basis that are available to offset future taxable income are the following:

	Amount (thousands of USD)	Year of expiration
Tax loss carryforward	735,609	2005

Accumulated tax loss carryforward	735,609

Asset tax	6,052	2005
Asset tax	6,325	2006
Asset tax	5,272	2007

Accumulated asset tax	17,649

Income tax incentive regime for investment programs	3,740	2005
Income tax incentive regime for investment programs	8,584	2006
Income tax incentive regime for investment programs	3,097	2007

Accumulated income tax incentive regime for investment programs	15,421

Total tax credits available to offset future taxable income	768,679

18. Borrowings

Borrowings consist of the following:

	December 31, 2004	December 31, 2003
Amazonia Convertible Debt Instruments	127,576	127,576
Bank loans	267,703	338,663
Banco de Desarrolo Económico y Social de Venezuela (BANDES)	244,848	334,891
C.V.G. Electrificación del Carona C.A. (EDELCA)	25,162	33,526
Ylopa	17,321	11,492
Other bank loans denominated in VEB.	44,534	—
Mitsubishi Nederland B.V.(i)	4,287	12,859
Mitsui & Co. (U.S.A.) Inc.(i)	5,054	15,130
Corporación Venezolana de Guayana (CVG)	6,298	5,843
C.V.G. Ferrominera Orinoco C.A. (FMO)	3,242	3,415

Total borrowings	746,025	883,395

Less:
Current borrowings	(216,713)	(84,328)

Non-current borrowings	529,312	799,067

CONSORCIO SIDERURGIA AMAZONIA LTD.

Notes to the Consolidated Financial Statements—(Continued)

(i)	In March 2001, Sidor and Mitsubishi Nederland B.V. entered into a three-year financing agreement for a total of USD15 million for the sale of steel products. On October 31, 2002, Mitsubishi Nederland B.V. and Sidor agreed to further extend the agreement’s term until June 30, 2005. Payment is to be made quarterly in seven equal and consecutive installments commencing on December 31, 2003, and interest accrues at LIBOR plus 2.75%. The outstanding balance at December 31, 2004 amounts to USD4.3 million.

In May 2001, Mitsui & Co. Inc. (USA) and Sidor entered into an export pre-financing agreement for a total amount of USD18 million. On March 29, 2002, Mitsui & Co. Inc (USA) and Sidor extended the term until January 1, 2005. Payment is to be made semi-annually in three equal and consecutive installments beginning on January 1, 2004 and interest accrues at LIBOR plus 2.25%. The outstanding balance at December 31, 2004 totals USD5.1 million.

19. Accounts payable

Accounts payable consist of the following:

	December 31, 2004	December 31, 2003
Related parties (Note 21)	76,487	51,340
Suppliers	99,042	58,590
Accrued expenses	61,704	91,598

Total accounts payable	237,233	201,528

20. Salaries and social security payable

Salaries and social security payable consist of the following:

	December 31, 2004	December 31, 2003
Projected employee benefit plans	76,186	71,345
Unrecognized actuarial gains	1,668	8,689
Social security benefits payable	18,855	16,969
Salaries and bonuses payable	5,148	7,341
Provision for vacations	1,828	2,501
Provision for interest on social security benefits	1,167	1,322
Social security withholdings to employees	472	852
Social security contributions	997	884

Total salaries and social security payable	106,321	109,903

Less:
Current salaries and social security payable	(26,355)	(29,003)

Non-current salaries and social security payable	79,966	80,900

Pension plans and other post–retirement benefits

In compliance with the requirements established by the share purchase agreement subscribed in connection with the acquisition of Sidor, and as provided by the agreement entered into with the Union representing Sidor’s employees, on July 6, 1998, Sidor has established a plan providing for certain pension and other post-retirement benefits for qualifying employees (the “Plan”).

CONSORCIO SIDERURGIA AMAZONIA LTD.

Notes to the Consolidated Financial Statements—(Continued)

The main objective of the Plan is to provide for the payment of pension and other post-retirement benefits to former employees of Sidor through a scheme that involves monthly contributions to be made by the employer and active employees, calculated as a variable percentage (between 3% and 10%) over salaries paid to active employees. Monthly contributions are adjusted periodically as necessary to ensure liquidity and feasibility of the Plan.

The ultimate amount of post-retirement benefits to be paid to former employees is dependent upon the decisions made by Sidor’s executive board, in its sole discretion, in accordance with the availability of funds and the basic principle of self-financing. Within that general framework, on March 22, 2002, an agreement was reached as to the monthly contributions to be made by the employer and the active employees as follows: (i) 4.5% of the basic salary as of April 1, 2002; (ii) 5.25% of basic salary as of October 1, 2003; and (iii) 6% of basic salary as of April 1, 2004. Sidor does not provide for segregated assets to fund the Plan.

Retirement costs are assessed using the projected unit credit method: the cost of providing retirement benefits is charged to the statement of income over the service lives of employees based on actuarial calculations. This provision is measured at the present value of the estimated future cash outflows, using applicable interest rates. Actuarial gains and losses are recognized over the average remaining service lives of employees.

The main assumptions used in the actuarial calculations are as follows: (i) an expected average inflation rate of 16.34% for the entire life of the Plan and (ii) a 23.32% rate has been used to discount future expected cash flows. As mentioned above, future increases in the actual amounts of pension and other post-retirement benefits are dependent exclusively on Sidor’s Executive Board decisions. Accordingly, any such increases will only be recorded upon grant by the executive board.

The amounts recognized in the balance sheet for pension benefits are determined as follows:

	Year ended December 31, 2004			Year ended December 31, 2003
	Pension benefits	Post-employment and post-retirement benefits	Total	Total
Present value of projected employee benefits	69,892	6,294	76,186	71,345
Net unrecognized actuarial gains	2,197	(529)	1,668	8,689

Liability in the balance sheet	72,089	5,765	77,854	80,034

The amounts recognized in the income statement are as follows:

	Year ended December 31, 2004			Year ended December 31, 2003
	Pension benefits	Post-employment and post-retirement benefits	Total	Total
Current service cost	2,391	352	2,743	2,382
Interest cost	12,246	1,153	13,399	11,158
Amortization of net unrecognized actuarial gain	(4)	37	33	(1,028)
Employee contributions	(2,276)	—	(2,276)	(1,879)

Total included in labor cost	12,357	1,542	13,899	10,633

CONSORCIO SIDERURGIA AMAZONIA LTD.

Notes to the Consolidated Financial Statements—(Continued)

The amounts and changes in liability recognized in the balance sheet are determined as follows:

	Year ended December 31, 2004			Year ended December 31, 2003
	Pension benefits	Post-employment and post-retirement benefits	Total	Total
Beginning of year	74,334	5,700	80,034	80,752
Effect of exchange rate changes on opening balances	(12,387)	(951)	(13,338)	(9,943)
Expense for the year	12,357	1,542	13,899	10,633
Employee contributions	2,276	—	2,276	1,879
Payments made during the year	(4,491)	(526)	(5,017)	(3,287)

End of year	72,089	5,765	77,854	80,034

21. Balances and transactions with related parties

The following is the detail of the balances with related parties as of December 31, 2004 and 2003:

	As of December 31, 2004	As of December 31, 2003
Trade receivables:
Socominter de España S.A.(i)	46,097	3,981
Techintrade Corporation(i)	16,918	5,246
C.V.G. Ferrominera Orinoco C.A. (FMO)(ii)	10,802	11,089
Techintrade Uruguay S.A.(i)	15,165	5,115
Hylsa Puebla S.A. de C.V.(i)	7,137	2,641
Condusid S.A.(i)	4,619	—
Galvak S.A. de C.V.(i)	3,646	2,053
Vicson S.A.(i)	1,666	466
C.V.G. Bauxilum C.A.(ii)	1,305	1,989
Hylsa S.A. de C.V.(i)	1,037	—
Corporación Venezolana de Guayana (CVG)(ii)	1,026	80
TAVSA Tubos de Acero de Venezuela S.A.(i)	768	7,674
Siderúrgica del Turbio S.A. (Sidetur)(i)	512	829
Socotrading S.A.(i)	—	1,566
Others	1,004	1,805

	111,702	44,534

Other receivables:
Matesi(i)	53,873	—
Techint Compagnia Técnica Internacional SpA (Milán)(i)	6,487	111

Subtotal)	60,360	111

Less:
Current other receivables with related parties	(19,516)	(111)

Non-current other receivables with related parties	40,844	—

Borrowings:
C.V.G. Electrificación del Caroní C.A. (Edelca)(ii)	25,162	33,526
Ylopa(i)	144,897	139,068
Corporación Venezolana de Guayana (CVG)(ii)	6,298	5,843
C.V.G. Ferrominera Orinoco C.A. (FMO)(ii)	3,242	3,415

	179,599	181,852

Less:
Current loans with related parties	(8,404)	(7,641)

Non-current loans with related parties	171,195	174,211

CONSORCIO SIDERURGIA AMAZONIA LTD.

Notes to the Consolidated Financial Statements—(Continued)

	As of December 31, 2004	As of December 31, 2003
Accounts payable:
C.V.G. Electrificación del Caroní C.A. (Edelca)(ii)	24,847	24,463
C.V.G. Ferrominera Orinoco C.A. (FMO)(ii)	15,901	12,152
Matesi(i)	13,622	—
Techint Engineering Company B.V. (Netherlands)(i)	8,102	1,205
TALTA-Trading e Marketing(i)	3,376	—
Servicios Siderúrgicos S.A. (Sersisa)(i)	3,089	2,095
Techint Compagnia Técnica Internacional SpA (Milán)(i)	2,747	2,280
Siderar S.A.I.C.(i)	1,854	2,346
Tamsa(i)	902	902
Hylsa S.A. de C.V.(i)	—	3,787
Others	2,047	2,110

	76,487	51,340

Other liabilities:
Ylopa(i)(iii)	80,060	30,903
Corporación Venezolana de Guayana (CVG)(ii)	53,976	20,835

	134,036	51,738

(i)	Companies under control of Amazonia’s shareholders
(ii)	Companies under control of the National Government of Venezuela
(iii)	Corresponds to the amounts accrued on the Participation Account Agreement at year-end

Trade receivables

In general, accounts receivable from related parties result from the sale of steel and other miscellaneous products.

Other receivables

During fiscal 2004, Sidor granted a loan to Matesi to fund its operations. Payments under this loan are due in 20 equal and consecutive semi-annual installments, commencing on December 1, 2004, and interest is payable on a quarterly basis at LIBOR plus 5%. Furthermore, Sidor granted Matesi an additional loan for a total amount of USD4.8 million to be repaid in one single installment due 180 days from the grant date, and interest accrues at LIBOR plus 5%. The outstanding balance at year-end amounts to USD51.5 million. In addition, the Group has a USD2.4 million receivable against Matesi for services rendered.

Accounts payable

Accounts payable comprise commercial debts incurred in the ordinary course of business.

The principal raw material used by Sidor in its production processes is iron ore purchased from C.V.G. Ferrominera Orinoco, C.A. (“FMO”). The most important transactions entered into by Sidor and FMO in fiscal 2004 and 2003 are outlined in the table below.

	For the year ended December 31, 2004		For the year ended December 31, 2003
	Tons	Thousands of USD	Tons	Thousands of USD
Purchases of mineral	6,545,937	118,550	6,092,190	108,062
Sales of pellets	1,260,297	44,866	1,013,910	33,346

CONSORCIO SIDERURGIA AMAZONIA LTD.

Notes to the Consolidated Financial Statements—(Continued)

Electricity is provided by C.V.G. Electrificación del Caroní, C.A. (“EDELCA”). Total electric consumption for the years ended December 31, 2004 and 2003 totaled USD 118.9 million and USD 103.0 million, respectively.

As of fiscal 2004, the Group began purchasing briquettes from Matesi for use in its production process. Total purchases of briquettes from Matesi for the year ended December 31, 2004 totaled USD21.1 million. Techint Engineering Group B.V. provides Sidor with certain marketing services for which it charged USD14.5 million and USD12.2 million during the years ended December 31, 2004 and 2003, respectively.

Other liabilities

Other liabilities comprise payments to be made to Ylopa and Corporación Venezolana de Guayana (CVG) under the Participation Account Agreement described in Note 5 above.

Sales

Sales to related parties for each of the years presented are shown below:

	For the year ended December 31, 2004	For the year ended December 31, 2003
Steel:
Techintrade Uruguay, S.A.(i)	140,876	31,128
Socominter de España(i)	46,609	6,924
Techintrade Corp.(i)	34,149	26,207
Vicson, S.A.(i)	33,686	18,093
Tubos de Acero de Venezuela, S.A.(i)	23,497	9,555
Galvak, S.A. de C.V.(i)	20,424	6,382
Hylsa Puebla, S.A. de C.V.(i)	19,702	14,089
Siderúrgica del Turbio, S.A.(i)	16,376	9,769
Dalmine SPA(i)	6,383	6,595
Socotrading, S.A.(i)	2,210	4,049
C.V.G. Promociones Ferrocasa, S.A.(ii)	1,252	—
C.V.G. Venalum, C.A.(ii)	1,108	554
Siderca Corporation (SIDECORP)(i)	—	13,816
Others	869	158

	347,141	147,319

Miscellaneous:
C.V.G. Ferrominera Orinoco, C.A.(ii)	44,866	33,346
C.V.G. Bauxilum, C.A.(ii)	4,790	5,990
Siderúrgica del Turbio, S.A.(i)	1,033	179
Corporación Venezolana de Guayana(ii)	996	123
Others	183	371

	51,868	40,009

(i)	Companies under control of Amazonia’s shareholders
(ii)	Companies under control of the National Government of Venezuela

CONSORCIO SIDERURGIA AMAZONIA LTD.

Notes to the Consolidated Financial Statements—(Continued)

22. Cash flow disclosures

	For the year ended December 31, 2004	For the year ended December 31, 2003
Changes in working capital(i)
Trade receivables	(120,775)	15,429
Other receivables	(64,211)	(41,525)
Inventories	(98,255)	(42,842)
Accounts payable	157,594	78,818
Salaries and social security payable	(11,713)	6,023
Tax	(2,146)	(3,740)
Other assets and liabilities, net	(1,535)	(2,172)

	(141,041)	9,991

Accrued interest expense	(36,850)	(51,735)
Interest paid	13,935	26,399

Interest accrued less payments made	(22,915)	(25,336)

Income tax and asset tax (expense) income accrued	(8,342)	73,051
Income tax and asset tax paid	2,833	4,763

Income tax and asset tax accrued less payments made	(5,509)	77,814

(i)	Changes in working capital are shown net of the effect of exchange rate changes.

23. Segment information

The Group’s management believes that the principal sources of risks and returns result from differences in the products and services it produces. Accordingly, business segments have been designated as the Group’s primary format for reporting segment information. Flat-steel products segment includes the manufacture of cold rolled coils and sheets, tin, galvanized and electrogalvanized sheets, pre-painted sheets and tailor-made flat products, while Long-steel products segment comprises steel products such as bars and wire rod.

CONSORCIO SIDERURGIA AMAZONIA LTD.

Notes to the Consolidated Financial Statements—(Continued)

Primary reporting format—business segments

	Flat steel Products	Long steel Products	Other	Corporate	Total
Year ended December 31, 2004
Net sales	1,486,146	375,069	53,093	—	1,914,308
Cost of sales	(623,194)	(162,979)	(30,658)	—	(816,831)
Gross profit	862,952	212,090	22,435	—	1,097,477

Segment assets	1,749,615	462,263	14,320	431,478	2,657,676
Segment liabilities	272,615	68,802	—	974,190	1,315,607
Acquisitions of property, plant and equipment	65,179	12,822	—	—	78,001 1
Depreciation	94,103	22,898	—	—	117,001
Acquisition of intangible assets	—	—	—	14	14
Amortization of intangible assets	—	—	—	(1,100)	(1,100)

Year ended December 31, 2003
Net sales	909,110	255,069	39,459	—	1,203,638
Cost of sales	(535,109)	(172,786)	(23,359)	—	(731,254)
Gross profit	374,001	82,283	16,100	—	472,384

Segment assets	1,894,420	528,908	13,877	202,055	2,639,260
Segment liabilities	241,383	67,912	—	1,029,226	1,338,521
Acquisitions of property, plant and equipment	43,016	16,520	—	—	59,536
Depreciation	114,866	27,935	—	—	142,801
Acquisition of intangible assets	—	—	—	603	603
Amortization of intangible assets	—	—	—	(1,195)	(1,195)

Secondary reporting format—geographical segments

	Central and South America	North America	Europe	Other	Total
Year ended December 31, 2004
Net sales	1,483,764	320,924	53,843	55,777	1,914,308

Segment assets	2,657,676	—	—	—	2,657,676
Acquisitions of property, plant and equipment	78,001	—	—	—	78,001
Depreciation	117,001	—	—	—	117,001
Acquisition of intangible assets	14	—	—	—	14
Amortization of intangible assets	(1,100)	—	—	—	(1,100)

	Center and South America	North America	Europe	Other	Total
Year ended December 31, 2003
Net sales	873,180	177,385	45,738	107,335	1,203,638

Segment assets	2,639,260	—	—	—	2,639,260
Acquisitions of property, plant and equipment	59,536	—	—	—	59,536
Depreciation	142,801	—	—	—	142,801
Acquisition of intangible assets	603	—	—	—	603
Amortization of intangible assets	(1,195)	—	—	—	(1,195)

CONSORCIO SIDERURGIA AMAZONIA LTD.

Notes to the Consolidated Financial Statements—(Continued)

24. Cost of sales

	Year ended December 31, 2004	Year ended December 31, 2003
Inventories at the beginning of the year	203,030	190,303
Plus: Charges for the year
Raw materials and consumables used and other movements	538,082	402,815
Services and fees	36,435	26,816
Labor cost	94,825	84,351
Depreciation	88,449	114,755
Other personnel expense	8,758	6,699
Maintenance expense	137,836	88,096
Recovery of PDVSA provision	(41,350)	—
Others	25,909	20,449
Less: Inventories at the end of the year	(275,143)	(203,030)

Total cost of sales	816,831	731,254

25. Selling expenses

	Year ended December 31, 2004	Year ended December 31, 2003
Freight and transportation	122,563	94,488
Commissions	9,505	12,511
Taxes	3,494	1,281
Labor cost	1,759	1,299
Other personnel expense	139	106
Office expenses	1,673	2,590
Services and fees	26	30
Commercial expenses	6,034	3,439
Others	519	397

Total selling expenses	145,712	116,141

CONSORCIO SIDERURGIA AMAZONIA LTD.

Notes to the Consolidated Financial Statements—(Continued)

26. General and administrative expenses

	Year ended December 31, 2004	Year ended December 31, 2003
Labor cost	58,977	50,533
Other personnel expense	5,004	3,828
Depreciation	22,111	27,246
Intangible assets amortization	1,100	1,195
Services and fees	15,686	11,240
Office expenses	9,911	8,295
Taxes	7,259	7,557
Insurance	5,278	7,932
Maintenance expense	2,911	2,286
Energy and other consumables	1,058	1,004
Donations	979	511
Others	7,732	5,507

Total general and administrative expenses	138,006	127,134

27. Financial expense, net

Financial results for each of the years presented consists of the following:

	Year ended December 31, 2004	Year ended December 31, 2003
Interest expense	(36,850)	(51,735)
Loss from participation account	(343,556)	(124,785)
Loss on discount of VAT receivable	(6,286)	(2,474)
Foreign exchange loss	(140,483)	(231,457)
Interest income	9,781	4,550
Other financial expenses, net	(5,079)	(10,901)

Total financial expense, net	(522,473)	(416,802)

28. Other operating expenses, net

Other operating expenses for each of the years presented consists of the following:

	Year ended December 31, 2004	Year ended December 31, 2003
Loss on the sale and retirement of fixed assets	(3,154)	(13,867)
Provision for contingencies	(16,541)	(7,997)
Other	1,312	8,037

Total other operating expenses, net	(18,383)	(13,827)

CONSORCIO SIDERURGIA AMAZONIA LTD.

Notes to the Consolidated Financial Statements—(Continued)

29. Lawsuit against PDVSA-Gas

In June 2004, the arbitration proceedings brought by Sidor against PDVSA Gas, C.A. (on the basis that PDVSA Gas had charged Sidor higher than agreed-upon prices in its supplies of gas) were resolved in Sidor’s favor. Accordingly, in its financial statements at December 31, 2004, Sidor reversed the USD41.4 million provision it had recorded at December 31, 2003. In July 2004, PDVSA Gas, C.A. filed an appeal with the Venezuelan courts seeking to void the arbitral award. Sidor believes that applicable Venezuelan law does not allow the courts to void an arbitral award under the circumstances and that the likelihood of loss thereunder is remote. Accordingly, Sidor did not record any liabilities in connection with the appeal. At December 31, 2004, Sidor’s potential exposure under this litigation amounted to USD73.5 million.

30. Stock ownership plan

Upon the privatization of Sidor, the Venezuelan government established a labor participation program (“Programa de Participación Laboral” or “PPT”) through which both former employees and all employees that had been working with Sidor for at least one year were entitled to purchase from the National Government, Sidor’s class B shares representing up to 20% of Sidor’s share capital. In July 2004, BANDES and CVG transferred 9.6% of Sidor’s share capital to employees and eligible former employees pursuant to the terms of the PPT.

Eligible employees are allowed to pay to BANDES or CVG for the acquired shares either in cash or through a financing program of up to twelve years allowing voluntary pre-payments at any time at the option of the acquirer. If Sidor pays dividends in any given year, such dividends are considered as a payment on account of the amount owed by the employee for the acquisition of class B shares.

31. Control over foreign currency transactions in Venezuela

On January 21, 2003 the Venezuelan Executive Branch authorized the Ministry of Finance to set provisional measures jointly with the Venezuelan Central Bank (BCV), establishing limitations and restrictions on the convertibility of the Bolivar and the transfer of funds abroad. Accordingly, on that date, the Ministry of Finance and the BCV agreed to suspend the trading of currency in Venezuela, and, on February 5, 2003, two exchange agreements were signed establishing a new foreign currency administration regime and fixing the exchange rate at VEB 1,596=USD1 (buying rate) and VEB 1,600=USD1 (selling rate). Furthermore, the Venezuelan government announced the creation of a new regulatory agency (“CADIVI”) to undertake the coordination, administration, control and establishment of standards, procedures and restrictions required by the newly created exchange regime. Exchange Agreement No. 1 establishes, among other things, the mandatory sale to the BCV, under certain specified conditions, of all the foreign currency balances derived from the export of goods, services and technology.

CADIVI also issued a series of measures regarding the administration of the exchange regime, such as those related with the creation of user records, minimum requirements established for importers and exporters and for the repayment of the private sector external debt at January 22, 2003.

On May 26, 2003 CADIVI acknowledged that the banking and financial debt of Sidor was incurred in accordance with CADIVI’s regulation 25, and confirmed the registration of the private foreign debt under identification reference R.D.E.P. No. 2003-A-001.

On February 9, 2004 the Government of Venezuela devalued the Bolivar by 16.66 % against the US dollar, establishing the exchange rate at VEB 1,915.2=USD1 (buying rate) and VEB 1,920=USD1 (selling rate).

CONSORCIO SIDERURGIA AMAZONIA LTD.

Notes to the Consolidated Financial Statements—(Continued)

32. Disclosure about fair value of financial instruments

Fair value estimates are made as of a specific point in time based on the characteristics of the financial instruments and the relevant market information. Where available, quoted market prices are used. In other cases, fair values are based on estimates using other valuation techniques, such as discounting estimated future cash flows using a rate commensurate with the risks involved or other acceptable methods. These techniques involve uncertainties and are significantly affected by the assumptions used and the judgments made regarding risk characteristics of various financial instruments, prepayments, discount rates, estimates of future cash flows, future expected loss experience, and other factors. Changes in assumptions could significantly affect these estimates. Derived fair value estimates cannot be substantiated by comparison to independent markets and, in many cases, could not be realized in an immediate sale of the instrument. Also, because of differences in methodologies and assumptions used to estimate fair value, the Group’s fair values should not be compared to those of other companies.

Fair value estimates are based on existing financial instruments without attempting to estimate the value of anticipated future business and the value of assets and liabilities that are not considered financial instruments. Accordingly, the aggregate fair value amount presented does not represent the underlying value of the Group.

The methods and assumptions used to estimate the fair values of each class of financial instruments as of December 31, 2004 and 2003 are as follows:

Cash and cash equivalents

The carrying amount reported in the balance sheet approximates fair value.

Trade receivables, net

Carrying amounts are considered to approximate fair value due to their short-term nature. All amounts that are assumed to be uncollectible within a reasonable period of time are written off and/or reserved.

Accounts payable

The carrying amount of accounts payable reported in the balance sheet approximates its fair value due to its short-term nature.

Short-term and long-term borrowings

The carrying amount of short-term and long-term loans reported in the balance sheet approximates fair value since most of the Group’s indebtedness accrues interest at variable rates.

Other current receivables and other current liabilities

The carrying amount of other receivables and other liabilities reported in the balance sheet approximates fair value due to their short-term nature.

Other non-current receivables

The book value of other non-current receivables, consisting basically of Sidor’s credit with MATESI, approximates fair value since that credit accrues interest at a variable rate.

CONSORCIO SIDERURGIA AMAZONIA LTD.

Notes to the Consolidated Financial Statements—(Continued)

33. Certain risks and uncertainties

Financial risk

In the normal course of business, the Group enters into a number of transactions that expose it to financial risks, such as changes in exchange rates and interest rates. To reduce its exposure to changes in financial risk indicators, the Group bills most of its customers directly in United States dollars. Furthermore, management believes the Group is not exposed to any liquidity risk since it generates enough cash from operations to fulfill its operating and financial commitments.

The Group’s income and operating cash flows are substantially independent from changes in market interest rates. The Group’s interest-rate risk arises from long-term borrowings. Borrowings issued at variable rates expose the Group to cash flow interest-rate risk. The Group does not hold any derivative financial instruments to mitigate its exposure to changes in exchange rates or interest rates.

Credit risk

Financial instruments which potentially expose the Group to a significant concentration of credit risk consist primarily of cash and cash equivalents, trade receivables and accounts payable. The Group places its cash and cash equivalents in high quality financial institutions. The Group’s policy is designed to limit exposure to any one institution. The Group has not experienced any losses in such accounts.

The Group sells its products to a wide range of clients and industries and evaluates on a periodic basis the financial condition of its customers to minimize the risk of uncollectibility of its accounts receivable. Although a significant portion of the Group’s sales are concentrated in Venezuela and Colombia, potentially exposing the Group to material losses in case an economic crisis affects those countries, management believes the Group would be able to adapt its marketing strategy to sell its products to alternative markets to minimize losses.

Interest rate risk

The Group’s income and operating cash flows are substantially independent from changes in market interest rates. The Group’s interest-rate risk arises from long-term borrowings. Borrowings issued at variable rates expose the Group to cash flow interest-rate risk. Borrowings issued at fixed rates expose the Group to fair value interest-rate risk.

Gas and electricity supply

The Group relies heavily upon two Venezuelan state-owned companies for the provision of gas and electricity, which are critical for the operation of its plant and equipment. A major disruption in the gas and electricity supply process, such as strikes, lockouts and other problems, would impact the Group significantly. However, the risk of such a disruption at the current time appears to be low.

Iron ore supply

Expenditures for iron ore constitute one of the Group’s largest individual raw material costs. While the Group purchases all of its iron ore from a Venezuelan state-owned company, a number of other sources are available. Although management believes that the Group will be able to continue to purchase iron ore on favorable terms, there can be no assurance that the Group could timely purchase sufficient quantities of that raw material from alternative suppliers at prices comparable to those offered by its current supplier.

CONSORCIO SIDERURGIA AMAZONIA LTD.

Notes to the Consolidated Financial Statements—(Continued)

34. Commercial commitments

FMO

In 1997 Sidor and FMO entered into an agreement under which Sidor committed to sell, upon the request of FMO, up to 2.0 million tons per year of pellets to FMO, at a price based on the sale price at which FMO sells iron ore to Sidor plus a bonus paid to Sidor for the production of pellets, which is determined using market references.

EDELCA

Sidor’s production process requires a large amount of electricity. On August 21, 1997, that company entered into a twenty-year contract with EDELCA, a Venezuelan state-owned company, for the supply of all of Sidor’s electricity needs. This contract will terminate in 2018.

PDVSA-Gas

Sidor’s production process is heavily reliant upon supplies of natural gas. Sidor buys 100% of its natural gas from PDVSA-Gas, a Venezuelan state-owned natural gas supply company. In 1997, Sidor signed a twenty-year contract with PDVSA-Gas for the supply of natural gas.

Matesi

On August 20, 2004, Sidor and Matesi executed a contract for the purchase of iron ore briquettes. This contract has 10-year term beginning on July 9, 2004. The agreement establishes that Matesi is required to sell to Sidor, on a take or pay basis, 29.9% of Matesi’s hot briquetted iron production. In addition Sidor has the right to increase its proportion of Matesi’s production in additional increments of 19.9% until it reaches 49.8% of Matesi’s hot briquetted iron production. Due to the conditions of the off-take agreement, Sidor paid additional compensation of USD7.2 million.

TAVSA

In 1998, Sidor signed a contract with TAVSA Tubos de Acero de Venezuela S.A. (a Venezuelan seamless steel pipe producer and subsidiary of Tenaris), under which it committed to sell up to 90,000 tons of blooms or 130,000 tons of liquid steel per year, until 2013. Pursuant to the terms of this agreement, the purchase price varies in relation to changes in the costs of production.

35. Recently issued accounting standards

1. IAS 19, Employee Benefits: Actuarial Gains and Losses, Group Plans and Disclosures (Amendment)

On December 16, 2004, the International Accounting Standards Board (“IASB”) issued International Accounting Standard No. 19, “Employee Benefits: Actuarial Gains and Losses, Group Plans and Disclosures (Amendment)” (“IAS 19”). IAS 19 gives entities the option of recognizing actuarial gains and losses in full during the period in which they occur, outside of profit and loss, in the statement of recognized income and expense. Previously, entities were only permitted to recognize actuarial gains and losses in profit and loss either (1) in the period in which they occur or (2) spread over the service life of employees. The amendment is effective for annual periods beginning on or after January 1, 2006. The Group’s management has not assessed the impact of this standard on its financial statements.

CONSORCIO SIDERURGIA AMAZONIA LTD.

Notes to the Consolidated Financial Statements—(Continued)

2. IFRS No. 6, Exploration for and Evaluation of Mineral Resources

On December 9, 2004, the IASB issued International Financial Reporting Standard No. 6 “Exploration for and Evaluation of Mineral Resources”. This standard provides guidance on accounting for exploration and evaluation expenditures, including the recognition of exploration and evaluation assets. The new standard will be effective for annual periods beginning on or after January 1, 2006. The Group’s management has not assessed the impact of this standard on its financial statements.

3. IAS 39, Financial Instruments: Recognition and Measurement (Amendment)

During 2004, the IASB released multiple amendments to International Accounting Standard No. 39 “Financial Instruments” (“IAS 39”):

•	Transition and Initial Recognition of Financial Assets and Financial Liabilities—Released on December 17, 2004, which provides a transitional relief from retrospective application of the ‘day 1’ gain and loss recognition requirements.

•	Recognition and Measurement on Fair Value Hedge Accounting for a Portfolio Hedge of Interest Rate Risk—Released on March 31, 2004, which allows the use of fair-value hedge accounting for a portfolio hedge of interest rate risk (macro hedging).

4. IFRS No. 5, Non-Current Assets Held for Sale and Discontinued Operations

On March 31, 2004, the IASB released International Financial Reporting Standard No. 5, “Non-Current Assets Held for Sale and Discontinued Operations” (“IFRS No. 5”). This standard is the result of the IASB’s (1) convergence project with the FASB and (2) a review of FASB Statement No. 144, “Accounting for the Impairment or Disposal of Long-Lived Assets.” IFRS No. 5 requires assets that are intended for disposal to be recorded at the lower of the assets’ carrying amounts or fair value less selling costs. The standard also addresses when certain operating segments of a business should be classified as discontinued operations. IFRS No. 5 is effective for annual periods beginning on or after January 1, 2005, with earlier application encouraged.

5. IFRS No. 4, Insurance Contracts

On March 31, 2004, the IASB released International Financial Reporting Standard No. 4 “Insurance Contracts” (“IFRS No. 4”). This standard provides companies with guidance on the accounting for insurance contracts, a matter that the IASB had not addressed previously. In IFRS No. 4, the IASB attempts to converge current worldwide industry practices. IFRS No. 4 enhances and improves disclosures regarding insurance contracts. An entity must apply IFRS No. 4 for annual periods beginning on or after January 1, 2005, and earlier application is encouraged.

•	Identifiable assets and liabilities must be initially recorded at fair value.

•	Goodwill and indefinite-lived intangible assets are no longer amortized but tested annually for impairment.

The issuance of this guidance marks the conclusion of phase I of the IASB’s project on business. In general, IFRS No. 3 applies to the accounting for business combinations for which the agreement date is on or after March 31, 2004. This IFRS shall also apply to the accounting for (a) goodwill arising from a business combination for which the agreement date is on or after March 31, 2004; or (b) any excess of the acquirer’s interest in the net fair value of the acquiree’s identifiable assets, liabilities and contingent liabilities over the cost of a business combination for which the agreement date is on or after March 31, 2004.

CONSORCIO SIDERURGIA AMAZONIA LTD.

Notes to the Consolidated Financial Statements—(Continued)

6. IFRS 2, Share-Based Payment

On February 19, 2004, the International Accounting Standards Board released International Financial Reporting Standard No. 2, “Share-based Payment” (“IFRS No. 2”). Under IFRS No. 2, companies would record in the income statement an expense for the cost of share-based payment transactions, including the granting of stock options to employees. Management does not anticipate that the adoption of IFRS No. 2 will have a material impact on the Group’s financial statements.

In addition, during 2004, the International Financial Reporting Interpretation Committee issued Interpretations 1 to 5 and an amendment to SIC-12, none of which is expected to have a significant impact on the Group’s financial statements.

36. Subsequent events

On February 1, 2005, Ylopa exercised its option to convert the ACL into a 67.4% equity interest in Amazonia, and at the shareholders’ meeting held on that date, Ylopa agreed to transfer all of the shares to be received as a result of the conversion in full repayment of the liabilities outstanding at that date due to each of its shareholders.

In March 2005, the Venezuelan Government announced a devaluation of the local currency against the U.S. dollar from VEB 1,920 = USD1 to VEB2,150 = USD1. Since most of the Group’s accounts receivable are either denominated in U.S. dollars or contain clauses protecting the Group from potential currency devaluations, while most liabilities (except for the financial debt) are denominated in local currency, management believes the devaluation of the Venezuelan Bolivar will not have a significant adverse effect on the Group’s financial condition.

In July 2005, the pledges on the shares of Sidor and Amazonia held by financial creditors of Sidor after the 2003 debt restructuring process were released.

37. Differences between IFRS and US GAAP

The accompanying consolidated financial statements have been prepared in accordance with IFRS, which differs in certain significant respects from US GAAP. Such differences involve methods of measuring the amounts shown in the consolidated financial statements, as well as additional disclosures required by US GAAP and Regulation S-X of the SEC.

CONSORCIO SIDERURGIA AMAZONIA LTD.

Notes to the Consolidated Financial Statements—(Continued)

I. Differences in measurement methods

The principal differences between IFRS and US GAAP as they relate to the Group are described below, together with an explanation, where appropriate, of the method used in the determination of the necessary adjustments.

	For the year ended December 31,
	2004	2003
Reconciliation of net income
Net income under IFRS attributable to equity holders of the Group	146,324	367,080
US GAAP adjustments:
Revaluation of property, plant and equipment (37.a)	54,400	80,663
Troubled debt restructuring (37.b)	8,569	(58,504)
Accounting for convertible debt (37.c)	(16,657)	(7,026)
Accounting for pension plans (37.d)	(556)	(2,361)
Inventory valuation (37.e)	1,498	4,422
Intangible assets valuation (37.f)	429	532
Other assets valuation (37.f)	45	27
Capitalization of interest cost (37.h)	272	291
Deferred income tax (37.i)	251,574	(78,972)
Minority interest (37.j)	(127,358)	13,912

Net income under US GAAP	318,540	320,064

	As of December 31,
	2004	2003
Reconciliation of shareholders’ equity
Shareholders’ equity under IFRS attributable to equity holders of the Group	746,157	723,545
US GAAP adjustments:
Revaluation of property, plant and equipment (37.a)	(876,217)	(1,115,972)
Troubled debt restructuring (37.b)	(40,184)	(58,504)
Accounting for convertible debt (37.c.)	(23,683)	(7,026)
Accounting for pension plans (37.d)	7,138	9,233
Inventory valuation (37.e)	(2,567)	(4,879)
Intangible assets valuation (37.f)	(652)	(1,296)
Other assets valuation (37.f)	(284)	(395)
Capitalization of interest cost (37.h)	3,504	3,879
Deferred income tax (37.i)	288,200	43,951
Minority interest (37.j)	250,125	452,670

Shareholders’ equity under US GAAP	351,537	45,206

CONSORCIO SIDERURGIA AMAZONIA LTD.

Notes to the Consolidated Financial Statements—(Continued)

Description of changes in shareholders’ equity under US GAAP:

	Year ended December 31,
	2004	2003
Shareholders’ equity (deficit) under US GAAP as of the beginning of the year	45,206	(646,960)
Issuance of shares through capitalization of debt	—	151,392
Dilution of Amazonia’s interest in Sidor	—	148,786
Other comprehensive (loss) income	(12,209)	71,924
Net income for the year	318,540	320,064

Shareholders’ equity under US GAAP as of the end of the year	351,537	45,206

a. Revaluation of property, plant and equipment

As mentioned in Note 3, these consolidated financial statements are the first published financial statements of Amazonia prepared in accordance with International Financial Reporting Standards. Accordingly, the Group applied the provisions contained in IFRS 1, “First-time Adoption of International Financial Reporting Standards”, which became effective for periods beginning on or after January 1, 2004. Although IFRS requires full retrospective application of all accounting standards effective at the reporting date of an entity’s first IFRS financial statements, it provides for some optional exemptions to the general principle. Accordingly, upon adoption of IFRS 1, a technical revaluation performed by a qualified professional valuation specialist was adopted by the Group as the deemed cost for property, plant and equipment at December 31, 2002 (the transition date for purposes of IFRS), since management believes this measure is broadly comparable to fair value.

Under US GAAP, no accommodations are given to first-time adopters with regard to estimates of the original value of property, plant and equipment. Accordingly, no revaluations have been made for US GAAP purposes and historical cost has been used by the Group as its basis of accounting for this item.

b. Troubled debt restructuring

As mentioned in Note 5, in June 2003, Amazonia and Sidor concluded the restructuring of their financial indebtedness. Under IFRS, the Group accounted for its debt restructuring process in accordance with the guidelines set forth by IAS No. 39 which states that a substantial modification of the terms of an existing debt instrument (whether or not due to the financial difficulty of the debtor) should be accounted for as an extinguishment of the old debt. For purposes of IAS No. 39, the terms are substantially different if the discounted present value of the cash flows under the new terms, including any fees paid net of any fees received, is at least 10 per cent different from the discounted present value of the remaining cash flows of the original debt instrument. If an exchange of debt instruments or modification of terms is accounted for as an extinguishment, any costs or fees incurred are recognized as part of the gain or loss on the extinguishment. If the exchange or modification is not accounted for as an extinguishment, any costs or fees incurred are an adjustment to the carrying amount of the liability and are amortized over the remaining term of the modified loan. As the terms of Sidor’s new debt were deemed to be substantially different (as this term is defined by IAS No. 39), the Group recorded a USD 59.5 million gain on restructuring in fiscal 2003.

Under US GAAP, the Group followed the provisions contained in Statement of Financial Accounting Standards No. 15 “Accounting by Debtors and Creditors for Troubled Debt Restructurings” (“SFAS 15”) which states that in the case of a troubled debt restructuring (as this term is defined by SFAS 15) involving a cash payment and a modification of terms, a debtor shall reduce the carrying amount of the payable by the total fair value of the assets transferred and no gain on restructuring of payables shall be recognized unless the remaining

CONSORCIO SIDERURGIA AMAZONIA LTD.

Notes to the Consolidated Financial Statements—(Continued)

carrying amount of the payable exceeds the total future cash payments (including amounts contingently payable) specified by the terms of the debt remaining unsettled after the restructuring. Future interest expense, if any, shall be determined by applying the interest rate that equates the present value of the future cash payments specified by the new terms (excluding amounts contingently payable) with the carrying amount of the payable. Based on the above, no gain on restructuring has been recorded by the Group under US GAAP.

c. Accounting for convertible debt

Under IFRS, the convertible debt issued to Ylopa in connection with the debt restructuring carried out in 2003 is accounted for at cost. Under US GAAP, an issuer must accrete interest up to the maturity date of the security from inception through maturity using the effective interest rate.

d. Accounting for pension plans

Under IFRS, the Group accounts for benefits granted to its employees in accordance with the provisions contained in International Accounting Standard No. 19 “Employee Benefits” (“IAS No. 19”), which requires an enterprise to recognize (i) a liability when an employee has provided service in exchange for employee benefits to be paid in the future; and (ii) an expense when the enterprise consumes the economic benefit arising from service provided by an employee in exchange for employee benefits.

Under US GAAP, the Group follows the guidance set forth by Statement of Financial Accounting Standard No. 87 “Employers’ Accounting for Pensions” (“SFAS No. 87”), which contains provisions substantially consistent with those provided by IAS No. 19. Nevertheless, under IFRS Venezuela was considered a hyperinflationary country through December 31, 2002 while under US GAAP Venezuela ceased being hyperinflationary as of January 1, 2002. The effect of such a divergence gave rise to differences in the accounting for employee benefits.

e. Inventory valuation

Under both IFRS and US GAAP, the Group values inventory at the lower of cost or net realizable value. Nevertheless, under IFRS, Venezuela was considered a hyperinflationary country through December 31, 2002, while, under US GAAP, Venezuela ceased being hyperinflationary as of January 1, 2002. Accordingly, for IFRS purposes, the historical cost of inventories has been adjusted to reflect the effects of inflation up to December 31, 2002, whereas under US GAAP, no inflation adjustment has been recorded.

The outstanding balance of inventories at year-end contains a portion of the depreciation of property, plant and equipment for the year. As mentioned in Note 37.I.a above, the value of property, plant and equipment for IFRS purposes has been determined based on a technical revaluation performed by a specialist while historical cost has been used under US GAAP. Accordingly, the carrying amount and the annual depreciation charge under IFRS are higher than those determined under US GAAP. Therefore, this US GAAP adjustment also reflects the reversal of the excess depreciation of property, plant and equipment capitalized within inventory under IFRS.

f. Intangible assets and other assets valuation

Under both IFRS and US GAAP, the Group values intangible assets and other assets at historical cost. Nevertheless, as mentioned in Note 37.I.d above, under IFRS, Venezuela was considered a hyperinflationary country through December 31, 2002 while, under US GAAP, Venezuela ceased being hyperinflationary as of January 1, 2002. Accordingly, for IFRS purposes, the historical cost of intangible assets and other assets has been adjusted to reflect the effects of inflation up to December 31, 2002, whereas under US GAAP, no inflation adjustment has been recorded.

CONSORCIO SIDERURGIA AMAZONIA LTD.

Notes to the Consolidated Financial Statements—(Continued)

g. Dilution of participation in Sidor

As mentioned in Note 5, as part of Sidor’s debt restructuring process, Amazonia capitalized in Sidor the receivables obtained from Ylopa together with certain management assistance loans, at the same time as the Venezuelan state capitalized approximately 50% of the debt due by Sidor to the BANDES. As a result of these capitalizations, the equity interest held by Amazonia and the Venezuelan state in Sidor changed from 70% and 30%, respectively to 59.73% and 40.27%, respectively.

Under IFRS the gain resulting from the dilution of Amazonia’s equity interest in Sidor mentioned in the preceding paragraph, totaling USD 15.6 million, was appropriated to Shareholders’ Equity under Additional Paid-in Capital.

For US GAAP purposes, the Group has recorded in the statement of changes in shareholders’ equity the effect of the dilution of its equity interest in Sidor calculated using US GAAP figures.

h. Capitalization of interest cost

Under IFRS, the Group follows the guidance set forth by International Accounting Standard No. 23 “Borrowing Costs” (“IAS No. 23”), which states that interest cost should be recognized as an expense in the period in which it is incurred. IAS No. 23 provides for an allowed alternative treatment under which interest cost that is directly attributable to the acquisition, construction or production of a qualifying asset should be capitalized as part of the cost of that asset. In case the allowed alternative treatment is applied, the amount of interest cost eligible for capitalization should be determined in accordance with IAS No. 23. However, for IFRS purposes, the Group elected to follow the general guidance contained in IAS No. 23 and interest cost has been expensed as incurred.

Under US GAAP, the Group applies the provisions of Statement of Financial Accounting Standards No. 34, “Capitalization of Interest Cost” (“SFAS No. 34”), which requires interest capitalization on assets which have a period of time to get them ready for their intended use. In accordance with these requirements interest was capitalized amounting to USD 0.4 million and USD 0.5 million for the years ended December 31, 2004 and 2003, respectively. The net US GAAP adjustment includes amortization of the interest capitalized of USD 0.1 million and USD 0.2 million for the years ended December 31, 2004 and 2003, respectively.

i. Deferred income tax

Under IFRS, the Group has calculated income taxes using the deferred tax method, which requires the recognition of the tax consequences of temporary differences between the financial statement carrying amounts and the tax basis of existing assets and liabilities.

Under US GAAP, the Group applies the principles of Statement of Financial Accounting Standards No. 109 (“SFAS No. 109”), “Accounting for Income Taxes”, which requires a comprehensive liability method of accounting for income taxes. Under the comprehensive liability method, deferred income taxes are recognized for the tax consequences of temporary differences between the financial statement carrying amounts and the tax basis of existing assets and liabilities. Deferred tax assets are also recognized for tax loss carryforwards. Under SFAS No. 109, the effect on deferred tax assets or liabilities of a change in tax rates is recognized in income in the period that includes the enactment date.

As mentioned in Note 4.d, upon adoption of IFRS 1, property, plant and equipment was valued at deemed cost based on a technical revaluation performed by a qualified professional valuation specialist generating a

CONSORCIO SIDERURGIA AMAZONIA LTD.

Notes to the Consolidated Financial Statements—(Continued)

significant difference between the tax basis and the financial statement carrying amount of this caption. This difference gave rise to the recognition of a deferred tax liability under IFRS amounting to USD 69.0 million and USD 84.0 million at December 31, 2004 and 2003, respectively. However, as mentioned in Note 37.a, no revaluations have been made for US GAAP purposes and historical cost has been used by the Group as its basis of accounting for property, plant and equipment. Accordingly, under US GAAP a deferred tax asset of USD 227.7 million and USD 294.1 million was recorded at December 31, 2004 and 2003, respectively.

In assessing the realizability of deferred tax assets, management considers whether it is more likely than not that some portion or all of the deferred tax assets will not be realized. The ultimate realization of deferred tax assets is dependent upon the generation of future taxable income during the periods in which those temporary differences become deductible. Management considers the scheduled reversal of deferred tax liabilities, projected future taxable income, and tax planning in making these assessments. In accordance with SFAS No. 109, the Group is required to continuously evaluate the recoverability of deferred tax assets. This evaluation is made based on internal projections, which are routinely updated to reflect more recent operating trends. As of December 31, 2003, based on then current financial information, the Group’s management was uncertain as to the Group’s ability to recover its entire deferred tax asset through future taxable income. Accordingly, at December 31, 2003, the Group had recognized a valuation allowance of USD 681.7 million against its deferred tax assets. In light of the positive change experienced by the world steel business during 2004 and based on an updated set of projections prepared by Sidor’s management, during the year ended December 31, 2004 the Group decided to partially reverse the valuation allowance recorded at December 31, 2003.

j. Minority interest

This adjustment represents the effect on minority interest of all the foregoing differences between IFRS and US GAAP.

k. Net income

Under US GAAP, net income is shown net of the portion of the Company’s gain (loss) for the year attributable to minority shareholders. Accordingly, for US GAAP purposes, net income represents the gain (loss) attributable only to majority equity holders. Under IFRS, net income represents total gain (loss) obtained by the Company in a given period before offsetting the portion attributable to minority shareholders.

II. Additional disclosure requirements

a. Balance sheet classification differences

As described in Note 4.m, under IFRS, the Group follows the provisions contained in IAS No. 12, which states that when an enterprise makes a distinction between current and non-current assets and liabilities in its financial statements, it should not classify deferred tax assets (liabilities) as current assets (liabilities). Accordingly, under IFRS net deferred tax liabilities as of December 31, 2004 and 2003 have been disclosed under Non-Current Liabilities. Under US GAAP, the Group applied the provisions contained in SFAS No. 109, which states that in a classified statement of financial position, an enterprise shall separate deferred tax liabilities and assets into a current amount and a non-current amount. Deferred tax liabilities and assets shall be classified as current or non-current based on the classification of the related asset or liability for financial reporting.

CONSORCIO SIDERURGIA AMAZONIA LTD.

Notes to the Consolidated Financial Statements—(Continued)

b. Deferred income tax

The components of the net deferred tax asset under US GAAP as of December 31, 2004 and 2003 are the following:

	December 31, 2004	December 31, 2003
Deferred tax assets:
Accounts receivable	13,686	5,889
Inventory	8,675	4,465
Tax loss carryforwards(i)	250,107	328,585
Property, plant and equipment	227,728	294,071
Pension plans	24,438	24,847
Borrowings	13,663	19,891
Provision for contingencies	—	3,487
Intangible assets and other assets	1,757	746
Other	241	104

Total gross deferred tax assets	540,295	682,085

Deferred tax liabilities:
Provision for contingencies	(19,081)	—
Other	(1,610)	(353)

Total gross deferred tax liabilities	(20,691)	(353)

Net deferred tax asset before valuation allowance	519,604	681,732

Valuation allowance	(271,057)	(681,732)

Net deferred tax asset	248,547	—

As of December 31, 2004 and 2003, USD 21,819 and USD 10,532, respectively, have been classified as current assets, and USD 497,785 and USD 671,200, respectively, have been classified as non-current assets.

(i)	The USD250.1 million corresponds to the deferred tax asset derived from applying the tax rate in effect in Venezuela to the total tax loss carryforwards available to offset future taxable income, for a total amount of USD735.6 million.

Income tax benefit (expense) for each of the years presented is as follows:

	For the year ended December 31, 2004	For the year ended December 31, 2003
Current income tax	—	(376)
Current asset tax	(5,315)	(5,545)
Deferred income tax(i)	248,547	—

Total income tax benefit (expense)	243,232	(5,921)

(i)	Deferred income tax benefit (expense) recognized in income for the years ended December 31, 2004 and 2003 is shown net of the effect of exchange rate changes on deferred tax asset (liability) at the beginning of each year.

CONSORCIO SIDERURGIA AMAZONIA LTD.

Notes to the Consolidated Financial Statements—(Continued)

Income tax expense (benefit) for the year ended December 31, 2004 and 2003 differed from the amount computed by applying the Group’s statutory income tax rate to pre-tax income (loss) as a result of the following:

	For the year ended December 31, 2004	For the year ended December 31, 2003
Net income before taxes and minority interest	319,665	324,529
Statutory income tax rate	34%	34%

Income tax expense at statutory tax rate	108,686	110,340
Permanent differences:
Inflation adjustment on tax bases	(78,293)	(46,536)
Asset tax	5,315	5,545
Change in valuation allowance	(317,124)	45,101
Dilution of participation in Sidor	—	(50,587)
Non-deductible expenses/(non-taxable income)	38,184	(57,942)

Income tax (benefit) expense	(243,232)	5,921

c. Summarized financial information under US GAAP

Presented below is the summarized consolidated balance sheet and consolidated statement of income information of the Group as of and for the years ended December 31, 2004 and 2003, prepared in accordance with US GAAP, giving effect to differences in measurement methods and disclosures as previously discussed.

	As of December 31, 2004	As of December 31, 2003
Current assets	905,365	514,784
Non-current assets	1,128,880	1,005,813

Total assets	2,034,245	1,520,597

Current liabilities	621,967	378,857
Non-current liabilities	714,954	972,010

Total liabilities	1,336,921	1,350,867

Minority interest	345,787	124,524

Shareholders’ equity under US GAAP	351,537	45,206

d. Summarized financial information under US GAAP

	For the year ended December 31, 2004	For the year ended December 31, 2003
Net sales	1,914,308	1,203,638
Gross profit	1,111,943	556,312
Operating income	851,038	298,387
Equity in losses of affiliates	(1,238)	—
Financial (expense) income, net	(530,135)	26,142

Net income before income tax and asset tax benefit (expense) and minority interest	319,665	324,529
Income tax and asset tax benefit (expense)	243,232	(5,921)
Minority interest	(244,357)	1,456

Net income under US GAAP	318,540	320,064

CONSORCIO SIDERURGIA AMAZONIA LTD.

Notes to the Consolidated Financial Statements—(Continued)

e. Comprehensive income

The Group applies Statement of Financial Accounting Standard No. 130, “Reporting Comprehensive Income” (“SFAS No. 130”). SFAS No. 130 establishes guidelines for the reporting and display of comprehensive income and its components (sales, expenses, gains and losses) in a full set of general purpose financial statements. SFAS No. 130 requires that all items that are required to be recognized under accounting standards as components of comprehensive income be reported in a financial statement that is displayed with the same prominence as other financial statements. Accumulated other comprehensive income is presented below, net of income tax benefit/expense:

	For the years ended December 31,
	2004	2003
Net income under US GAAP	318,540	320,064
Other comprehensive (loss) income:
Foreign currency translation adjustment	(12,209)	71,924

Comprehensive income	306,331	391,988

	2004	2003
Accumulated other comprehensive loss	(28,496)	(16,287)

As mentioned in Note 3, the Company applied the cumulative translation differences exemption provided by IFRS 1 and, accordingly, has set the previously cumulative translation differences to zero at January 1, 2003. This exemption is not available under US GAAP. Nevertheless, this circumstance does not give rise to a difference between total shareholders’ equity under IFRS and US GAAP, but to a reclassification within shareholders’ equity.

f. Computer software developed or obtained for internal use

As mentioned in Note 4.e, under IFRS the Group capitalizes certain costs incurred in the acquisition or development of software for internal use. This criterion is consistent with the guidance contained in Statement of Position 98-1 “Accounting for the Costs of Computer Software Developed or Obtained for Internal Use” (“SOP 98-1”). Accordingly, no adjustment has been recorded for US GAAP purposes. US GAAP information about capitalized computer software for each of the years presented follows.

	As of December 31, 2004	As of December 31, 2003
Original value	5,871	7,029
Accumulated amortization	(2,521)	(2,219)

Net carrying value	3,350	4,810

Amortization of capitalized computer software for the years ended December 31, 2004 and 2003 accounted for USD 0.3 million and USD 0.4 million, respectively.

CONSORCIO SIDERURGIA AMAZONIA LTD.

Notes to the Consolidated Financial Statements—(Continued)

g. Recently issued accounting standards

1. Share-based payments

On December 15, 2004, the Financial Accounting Standards Board (FASB or the “Board”) released its final revised standard entitled FASB Statement No. 123R, “Share-Based Payment” (“FAS 123R”), which will significantly change accounting practice with respect to employee stock options for both public and non-public companies. FAS 123R is effective:

•	For public entities that do not file as small business issuers—as of the beginning of the first interim or annual reporting period that begins after June 15, 2005;

•	For public entities that do file as small business issuers—as of the beginning of the first interim or annual reporting period that begins after December 15, 2005;

•	For nonpublic entities—as of the beginning of the first annual reporting period that begins after December 15, 2005

The Group’s management has not assessed the potential impact of this standard on its financial statements.

2. Revenue recognition

On December 17, 2003, the SEC issued Staff Accounting Bulletin No. 104 (“SAB No. 104”), which revises or rescinds portions of the interpretative guidance included in Staff Accounting Bulletin No. 101, Revenue Recognition (“SAB No. 101”). The main modifications introduced by SAB No. 104 are aimed at making this interpretive guidance consistent with current authoritative accounting and auditing guidance and SEC rules and regulations. The principal revisions relate to the rescission of material no longer necessary because of private sector developments in the US GAAP. The adoption of SAB No. 104 did not have a material impact on the Group’s consolidated financial statements.

3. Accounting for Inventory Costs

In November 2004, the FASB issued SFAS No. 151, Inventory Costs, an amendment of ARB No. 43, Chapter 4. SFAS No. 151 clarifies the types of costs that should be expensed rather than capitalized as inventory. SFAS No. 151 also clarifies the circumstances under which fixed overhead costs associated with operating facilities involved in inventory processing should be capitalized. The provisions of SFAS No. 151 are effective for fiscal years beginning after June 15, 2005. The Group’s management has not assessed the potential impact of this standard on its financial statements.

4. Accounting for Real Estate Time Sharing Transactions

In December 2004, the FASB issued SFAS No. 152, which amends FASB Statement No. 66, Accounting for Sales of Real Estate, to reference the financial accounting and reporting guidance for real estate time-sharing transactions that is provided in AICPA Statement of Position (“SOP”) 04-2, Accounting for Real Estate Time-Sharing Transactions. SFAS No. 152 also amends FASB Statement No. 67, Accounting for Costs and Initial Rental Operations of Real Estate Projects, to state that the guidance for (a) incidental operations and (b) costs incurred to sell real estate projects does not apply to real estate time-sharing transactions. SFAS No. 152 is effective for financial statements for fiscal years beginning after June 15, 2005. The Group’s management has not assessed the potential impact of this standard on its financial statements.

CONSORCIO SIDERURGIA AMAZONIA LTD.

Notes to the Consolidated Financial Statements—(Continued)

5. Exchanges of Non-monetary Assets

In December 2004, the FASB issued SFAS No. 153, which amends Opinion No. 29 to eliminate the exception for non-monetary exchanges of similar productive assets and replaces it with a general exception for exchanges of non-monetary assets that do not have commercial substance. A non-monetary exchange has commercial substance if the future cash flows of the entity are expected to change significantly as a result of the exchange. The provisions of SFAS No. 153 are effective for non-monetary asset exchanges occurring in fiscal periods beginning after June 15, 2005. The Group’s management has not assessed the potential impact of this standard on its financial statements.

h. Stock ownership plan

Under IFRS, there are no specific rules governing the accounting to be followed by employers when a principal shareholder transfers shares to a company’s employees.

Under US GAAP, the Group has elected to follow Accounting Principles Board Opinion No. 25 (“APB No. 25”), “Accounting for Stock Issued to Employees,” and related interpretations, as permitted by SFAS No. 123. In accordance with AIN-APB No 25 “Accounting for Stock Issued to Employees—Accounting Interpretations of APB Opinion No. 25”, the economic substance of a plan established by the principal stockholders is substantially the same for the company and the employee, whether the plan is adopted by the company or a principal SAB Topic 5T) requires any transaction undertaken by a company’s principal stockholder for the benefit of the company to be accounted for according to its substance and not its form. Under APB No. 25, compensation expense is based on the difference, if any, on the date of the grant, between the fair value of the company’s stock and the exercise price. SFAS No. 123 defines a “fair value” based method of accounting for an employee stock option or similar equity investment.

As mentioned in Note 30, upon the privatization of Sidor, the Venezuelan government agreed to establish a Stock Ownership Plan for the benefit of certain eligible employees. Under the terms of the plan, employees eligible to participate are entitled to acquire the shares of Sidor previously held by the Venezuelan government for an amount lower than the market value of the shares as of the Transfer Date.

Had the Company been required by SEC regulations to include a reconciliation between IFRS and US GAAP for the fiscal year in which the Stock Ownership Plan was implemented, it would have included as a reconciling item a reclassification between equity accounts, with no impact on shareholders’ equity or cash flows determined under US GAAP.

HYLSAMEX, S. A. DE C. V. AND SUBSIDIARIES

UNAUDITED FINANCIAL STATEMENTS

JUNE 30, 2005 AND 2004

(all expressed in constant Mexican pesos

as of June 30, 2005)

HYLSAMEX, S. A. DE C. V. AND SUBSIDIARIES

UNAUDITED FINANCIAL STATEMENTS

JUNE 30, 2005 AND 2004

(all expressed in constant Mexican pesos

as of June 30, 2005 (“Ps”))

HYLSAMEX, S. A. DE C. V. AND SUBSIDIARIES

UNAUDITED CONSOLIDATED BALANCE SHEET

AT JUNE 30, 2005 AND DECEMBER 31 2004

Millions of constant Mexican pesos as of June 30, 2005

	2005		2004
Assets
CURRENT ASSETS:
Cash and temporary investments	Ps	1,585	Ps	1,425
Trade accounts receivable		3,329		3,684
Other accounts receivable		1,310		836
Inventories (Note 3)		3,920		4,285
Other assets		13		13

Total current assets		10,157		10,243

INVESTMENT IN SHARES OF ASSOCIATED COMPANY		1,265		1,230

PROPERTY, PLANT AND EQUIPMENT		20,421		20,897

DEFERRED CHARGES		1,469		1,639

DEFERRED INCOME TAX		62		64

OTHER ASSET		339		313

Total assets	Ps	33,713	Ps	34,386

The accompanying notes are an integral part of these unaudited financial statements.

HYLSAMEX, S. A. DE C. V. AND SUBSIDIARIES

UNAUDITED CONSOLIDATED BALANCE SHEET

AT JUNE 30, 2005 AND DECEMBER 31, 2004

Millions of constant Mexican pesos as of June 30, 2005

	2005		2004
Liabilities and Stockholders’ Equity

CURRENT LIABILITIES:
Current portion of long-term debt (Note 4)	Ps	782	Ps	334
Accrued interest payable		28		77
Accounts payable and accrued expenses		3,681		4,164

Total current liabilities		4,491		4,575

LONG-TERM LIABILITIES:
Long-term debt (Note 4)		5,888		7,220

Deferred income tax		2,523		2,720
Estimated liabilities for seniority premiums and pension plans		1,231		1,160

Total long-term liabilities		9,642		11,100

Total liabilities		14,133		15,675

STOCKHOLDERS’ EQUITY:
Majority interest:
Nominal capital stock		6,538		6,538
Restatement of capital stock		1,315		1,315

Contributed capital		7,853		7,853
Earned surplus		9,619		8,797

Total majority interest		17,472		16,650

Minority interest		2,108		2,061

Total stockholders’ equity		19,580		18,711

Total liabilities and stockholders’ equity	Ps	33,713	Ps	34,386

The accompanying notes are an integral part of these unaudited financial statements.

HYLSAMEX, S. A. DE C. V. AND SUBSIDIARIES

UNAUDITED CONSOLIDATED STATEMENT OF CHANGES IN STOCKHOLDERS’ EQUITY

FOR THE SIX-MONTH PERIOD ENDED JUNE 30, 2005 WITH COMPARATIVE FIGURES FOR 2004

Millions of constant Mexican pesos as of June 30, 2005

	Contributed capital		Earned surplus								Total majority interest		Minority interest		Total stockholders’ equity
	Capital stock		Retained earnings		Surplus on restatement of capital		Equity in subsidiaries and associated companies		Total
Balances at December 31, 2003	Ps	6,226	Ps	9,643	Ps	2,140	Ps	(8,850)	Ps	2,933	Ps	9,159	Ps	1,982	Ps	11,141

Changes in 2004:
Net (loss) income for the period				(17)				2,174		2,157		2,157		47		2,204
Cumulative translation adjustment
Gain (loss) from holding nonmonetary assets						3		57		60		60		33		93

Comprehensive income (loss)				(17)		3		2,231		2,217		2,217		80		2,297

Effect of restatement on preferred capital stock														(33)		(33)

Balances at June 30, 2004		6,226		9,626		2,143		(6,619)		5,150		11,376		2,029		13,405

Balances at December 31, 2004		7,853		10,636		(572)		(1,267)		8,797		16,650		2,061		18,711

Changes in 2005:
Net income for the period				1,261				735		1,996		1,996		52		2,048
Cumulative translation adjustment
Gain (loss) from holding non-monetary assets						33		(100)		(67)		(67)		(64)		(131)
Payment of dividends				(1,107)						(1,107)		(1,107)				(1,107)
Absorption of debit balances in subsidiaries				(443)		443

Effect of dilution in associated company
Comprehensive income (loss)				(289)		476		635		822		822		(12)		810

Effect of restatement on preferred capital stock														59		59

Balances at June 30, 2005	Ps	7,853	Ps	10,347	Ps	(96)	Ps	(632)	Ps	9,619	Ps	17,472	Ps	2,108	Ps	19,580

The accompanying notes are an integral part of these unaudited financial statements.

HYLSAMEX, S. A. DE C. V. AND SUBSIDIARIES

UNAUDITED CONSOLIDATED STATEMENT OF INCOME

FOR THE SIX-MONTH PERIOD ENDED JUNE 30, 2005 WITH COMPARATIVE FIGURES FOR 2004

Millions of constant Mexican pesos as of June 30, 2005

	2005		2004
Net sales	Ps	13,207	Ps	12,355

Cost of sales		(9,601)		(8,468)

Gross margin		3,606		3,887

Operating expenses		(879)		(697)

Operating income		2,727		3,190

Comprehensive financing expense, net		(140)		(516)

		2,587		2,674

Other income (expenses), net		16		(41)

Equity in net income of associated company (Note 5)		253		302

Income before the following provisions		2,856		2,935

Provisions for:
Income tax and asset tax		(691)		(712)
Employees’ profit sharing		(117)		(19)

Consolidated net income	Ps	2,048	Ps	2,204

Net (income) corresponding to minority interest	Ps	(52)	Ps	(47)

Net income corresponding to majority interest	Ps	1,996	Ps	2,157

The accompanying notes are an integral part of these unaudited financial statements.

HYLSAMEX, S. A. DE C. V. AND SUBSIDIARIES

UNAUDITED CONSOLIDATED STATEMENT OF CHANGES IN FINANCIAL POSITION

FOR THE SIX-MONTH PERIOD ENDED JUNE 30, 2005 WITH COMPARATIVE FIGURES FOR 2004

Millions of Mexican pesos as of June 30, 2005

	2005		2004
Operations
Consolidated net income	Ps	2,048	Ps	2,204

Items not affecting resources:
Depreciation and amortization		741		723
Equity in net income of associated company		(253)		(302)
Deferred income tax		249		549
Other, net		49		67

		2,834		3,241

Changes in working capital other than financing:
Accounts receivable		(113)		(967)
Inventories		323		(815)
Accounts payable and accrued expenses		(524)		617

		(314)		(1,165)

Resources provided by operations		2,520		2,076

Financing
Loans received		1,649		89
Repayment of loans		(2,541)		(1,216)

Decrease in bank financing		(892)		(1,127)

Increase in capital stock		—		14
Effect of restatement on preferred capital stock		(5)		(13)
Dividends paid		(1,107)		—

Resources used in financing activities		(2,004)		(1,126)

Investment
Property, plant and equipment, net		(354)		(289)
Other, net		(2)		(9)

Resources used in investment activities		(356)		(298)

Increase in cash and temporary investments		160		652

Cash and temporary investments at beginning of period		1,425		1,018

Cash and temporary investments at end of period	Ps	1,585	Ps	1,670

The accompanying notes are an integral part of these unaudited financial statements.

HYLSAMEX, S. A. DE C. V. AND SUBSIDIARIES

NOTES TO UNAUDITED CONSOLIDATED FINANCIAL STATEMENTS

AT JUNE 30, 2005 WITH COMPARATIVE FIGURES FOR 2004

All expressed in Millions of constant Mexican pesos as of June 30, 2005 (except where otherwise indicated)

1. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES:

The interim consolidated financial statements of Hylsamex, S.A. de C.V. have been prepared in accordance with accounting principles generally accepted in Mexico (“Mexican GAAP”) as promulgated by the Mexican Institute of Public Accountants (“MIPA”). A reconciliation of differences between Mexican GAAP and accounting principles generally accepted in the United States of America (“U.S. GAAP”) is included in Note 5.

The information included in the interim consolidated financial statements is unaudited but reflects all adjustments (consisting of normal recurring adjustments), which are, in the opinion of management, necessary for a fair statement of the results for the interim periods presented. The results of these interim periods are not necessarily indicative of results for the entire year. The interim consolidated financial statements should be read in conjunction with the audited consolidated financial statements and notes as of December 31, 2004.

The consolidated financial statements include those of Hylsamex and its subsidiaries in which it holds more than 50% of the capital stock. All significant intercompany balances and transactions have been eliminated.

The preparation of financial statements in conformity with Mexican GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period.

The financial information for prior periods has been restated to June 30, 2005 purchasing power by applying the corresponding restatement factor.

2. BALANCES AND OPERATIONS WITH RELATED PARTIES

The short-term notes payable to ALFA at June 30, 2005, correspond to corporate services amounting to Ps.52.

The long-term notes payable to ALFA shown in the consolidated balance sheet at June 30, 2004, correspond to corporate services amounting to Ps501.

The consolidated statements of income include charges from related parties of Ps354 and Ps129 for the years ended June 30, 2005 and 2004, respectively, including the corporate services mentioned above. The amounts shown in the balance sheet at such dates result from these operations.

3. INVENTORIES

At June 30, this caption includes the following:

	2005		2004
Finished products	Ps	1,342	Ps	1,263
Work in process		599		608
Raw materials		1,039		1,554
Spare parts, tools and materials		940		860

Estimated replacement cost	Ps	3,920	Ps	4,285

HYLSAMEX, S. A. DE C. V. AND SUBSIDIARIES

NOTES TO UNAUDITED CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

AT JUNE 30, 2005 WITH COMPARATIVE FIGURES FOR 2004

4. LONG-TERM DEBT

At June 30, the consolidated long-term debt includes the following:

	2005		2004		Interest rate (*) 2005
Loans in U.S. dollars:
Eurobonds(a)	Ps	1,746	Ps	3,407	10.50%

Bank loans collateralized by accounts receivable and by the assets purchased(b)		2,137		2,204	4.56%
Uncollateralized bank loans(c)		2,710		1,136	5.46%
Other		7		10	5.40%

Loan contracted in investment units:
Debt certificates		—		726	9.25%
Medium-term promissory notes(d)		70		71	8.75%

		6,671		7,554

Current maturities		(782)		(334)

Long-term debt	Ps	5,888	Ps	7,220

(*)	The interest rates shown are the average nominal rates at June 30, 2005.

At June 30, 2005, the long-term maturities of the debt were as follows:

2006	Ps	1,015
2007		972
2008		1,169
2009		973
2010 al 2011		1,759

	Ps	5,888

(a)	The eurobonds, amounting to USD161 million, were placed outside Mexico by HYLSA with original maturity in 2007 (“2007 Bonds”). During 2002 HYLSA exchanged USD161 million of its “2007 Bonds” for bonds maturing in 2010, bearing interest at 10.5%. Bonds of USD139 million were not restructured and will mature in 2007 as originally stipulated, and will continue bearing interest at 9.25%.
(b)	These amounts include a loan obtained by GALVAK in July 2004, for an amount ofUSD175million, which was used to prepay a loan for USD119 million and to grant a loan to HYLSAMEX. For these loans, there are cash deposits (restricted cash) which guarantee the services of the debt contracted by GALVAK.
(c)	In May 2005, HYLSA obtained a new loan of USD150 million. In September 2004, HYLSA obtained a new loan of USD100 million that forms part of a credit line of USD160 million.
(d)	At June 30, 2005, the medium-term promissory notes represented 19.7 million investment units, equivalent to USD6.2 million and Ps70. The medium-term promissory notes bear interest at 8.75% and mature on March 9, 2007.

HYLSAMEX, S. A. DE C. V. AND SUBSIDIARIES

NOTES TO UNAUDITED CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

AT JUNE 30, 2005 WITH COMPARATIVE FIGURES FOR 2004

5. DIFFERENCES BETWEEN MEXICAN AND US GAAP

The accompanying consolidated financial statements have been prepared in accordance with Mexican GAAP, which differs in certain significant respects from US GAAP. Such differences involve methods of measuring the amounts shown in the consolidated financial statements, as well as additional disclosures required by US GAAP and Regulation S-X of the SEC. The Mexican GAAP consolidated financial statements include the effects of inflation as provided for under Statement B-10, “Recognition of the Effects of Inflation on Financial Information”. The application of this statement represents a comprehensive measure of the effects of price level changes in the Mexican economy, which for many years was hyperinflationary, and is considered to result in a more meaningful presentation than historical cost-based financial reporting for both Mexican and U.S. accounting purposes. Therefore, the following reconciliations to US GAAP do not include the reversal of such inflationary effects.

The principal differences between Mexican and US GAAP as they relate to the Company are described below, together with an explanation, where appropriate, of the method used in the determination of the necessary adjustments.

	For the period ended June 30,
	2005		2004
Reconciliation of net income:
Net income to equity holders of the Company as reported under Mexican GAAP	Ps	1,996	Ps	2,157
US GAAP adjustments:
Amortization of debt issuance costs		12		2
Preoperating expenses and other expenses		(12)		13
Accounting for pension and other post-retirement benefits		72		2
Capitalization of interest cost and other		41		116
Equity in investments in associated companies—Amazonia		(25)		326
Depreciation of machinery and equipment of foreign origin		51		(1)
Deferred income tax		117		45
Deferred employees’ statutory profit sharing		3		(205)

Net income under US GAAP	Ps	2,255	Ps	2,455

	As of June 30,
	2005		2004
Reconciliation of shareholders’ equity:
Shareholders’ equity under Mexican GAAP attributable to equity holders of the Company	Ps	17,472	Ps	11,376
US GAAP adjustments:
Accumulated amortization of debt issuance costs		(12)		(23)
Preoperating expenses and other expenses, net of accumulated amortization		(402)		(405)
Accounting for pension and other post-retirement benefits		(260)		(379)
Capitalization of interest cost, net of accumulated amortization and other		(1,227)		(1,226)
Fifth amendment effect on real estate and equipment		1,582		788
Equity in investments in associated companies—Amazonia		(551)		(138)
Deferred income tax		361		398
Deferred employees’ statutory profit sharing		(1,433)		(1,364)

Shareholders’ equity under US GAAP	Ps	15,530	Ps	9,027

HYLSAMEX, S. A. DE C. V. AND SUBSIDIARIES

NOTES TO UNAUDITED CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

AT JUNE 30, 2005 WITH COMPARATIVE FIGURES FOR 2004

Statement of changes in shareholders’ equity under US GAAP:

	Period ended June 30,
	2005		2004
Shareholders’ equity under US GAAP as of the beginning of the year	Ps	14,816	Ps	6,718
Other comprehensive income		(753)		68
Dividends paid		(1,107)		—
Loss from holding non-monetary assets		319		(214)
Net income under US GAAP		2,255		2,455

Shareholders’ equity under US GAAP as of the end of the period	Ps	15,530	Ps	9,027

Under Mexican GAAP the company accounts for its investment in Amazonia using the equity method, picking up 12% of Amazonia’s net income for each period, which is the Company’s fully diluted ownership stock for the entire period and its direct actual ownership following the conversion of convertible debt by Amazonia convertible debt holders in February 2005. For US GAAP purposes, an investment of less than 20% of the voting stock of an investee, leads to the presumption that the investor does not have the ability to exercise significant influence over the investee; accordingly, the investment in Amazonia would be accounted for at cost, commencing the date of conversion of convertible securities. Prior to that, for US GAAP purposes, the Company picked up 37% of Amazonia’s income, representing its direct actual non-fully-diluted ownership percentage for the entire period prior to February 2005.

Under Mexican GAAP the gain resulting from the dilution of the Company’s equity interest in Amazonia totaling Ps2 million, was recognized as a direct adjustment to stockholders equity in 2004, when it became probable that the dilution would take place. For US GAAP purposes, the Company recorded the dilution effect as a direct adjustment to stockholders equity in February 2005, when the conversion / dissolution took place.

Statements of cash flows

Under Mexican GAAP nor the effect of exchange rate changes on cash and cash equivalents, neither the effects of inflation were disclosed by presenting additional cash flow statement categories as required by US GAAP. The following table presents the cash flows from operating, investing and financing activities and the effects of inflation accounting and exchange rate changes on cash and cash equivalents that would be reported in the statement of cash flows, which contemplate classification differences under US GAAP:

	Period ended June 30,
	2005	2004
Net cash provided by operating activities	Ps 2,979	Ps 1,962
Net cash used in investing activities	(356)	(298)
Net cash (used in) provided by financing activities	(2,004)	(1,126)
Effect of exchange rate changes on cash and cash equivalents	(459)	119
Effect of inflation accounting	(3)	(5)

Interest paid	350	802
Income tax paid	965	196

HYLSAMEX, S. A. DE C. V. AND SUBSIDIARIES

FINANCIAL STATEMENTS AS OF

DECEMBER 31, 2004 AND 2003

(all expressed in millions of constant Mexican pesos

as of June 30, 2005)

HYLSAMEX, S. A. DE C. V. AND SUBSIDIARIES

FINANCIAL STATEMENTS

DECEMBER 31, 2004 AND 2003

(all expressed in millions of constant Mexican pesos as of June 30, 2005 (“Ps”))

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Stockholders of

Hylsamex, S. A. de C. V.

We have audited the consolidated balance sheet of Hylsamex, S. A. de C. V. and subsidiaries as of December 31, 2004 and 2003 and the related consolidated statements of income, of changes in stockholders’ equity and of changes in financial position for the three years in the period ended December 31, 2004, all expressed in constant Mexican pesos of June 30, 2005 purchasing power. These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States of America) and auditing standards generally accepted in Mexico. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of Hylsamex, S. A. de C. V. and subsidiaries as of December 31, 2004, and 2003 and the results of their operations, the changes in their stockholders’ equity and the changes in their financial position for the three years in the period ended December 31, 2004, in conformity with accounting principles generally accepted in Mexico.

Accounting principles generally accepted in Mexico vary in certain significant respects from accounting principles generally accepted in the United States of America and as allowed by Item 17 of Form 20 F. Information relating to the nature and effect of such differences is presented in Note 16 to the consolidated financial statements.

PricewaterhouseCoopers

/s/    CARLOS ARREOLA ENRÍQUEZ

Carlos Arreola Enríquez

Monterrey, N. L., México

October 6, 2005

HYLSAMEX, S. A. DE C. V. AND SUBSIDIARIES

CONSOLIDATED BALANCE SHEET

AT DECEMBER 31, 2004 WITH COMPARATIVE FIGURES FOR 2003

Millions of Constant Mexican pesos as of June 30, 2005 (Note 2)

	2004		2003
Assets
CURRENT ASSETS:
Cash and cash equivalents	Ps	1,425	Ps	1,018
Trade accounts receivable		3,684		2,512
Other accounts receivable		836		769
Inventories (Note 4)		4,285		2,629
Other assets (Note 8)		13		76

Total current assets		10,243		7,004

INVESTMENT IN SHARES OF ASSOCIATED COMPANY (Notes 2.c and 5)		1,230		716

PROPERTY, PLANT AND EQUIPMENT (Note 6)		20,897		21,753

DEFERRED CHARGES (Note 2.g)		1,639		1,803

DEFERRED INCOME TAX (Note 13)		64		68

OTHER ASSET (Notes 2.j and 9)		313		344

Total assets	Ps	34,386	Ps	31,688

Liabilities and Stockholders’ Equity
CURRENT LIABILITIES:
Current portion of long-term debt (Note 8)	Ps	334	Ps	776
Accrued interest payable		77		63
Accounts payable and accrued expenses		4,164		2,980

Total current liabilities		4,575		3,819

LONG-TERM LIABILITIES:
Long-term debt (Note 8)		7,220		12,322
Notes payable to ALFA (Note 3)		—		487
Deferred income tax (Note 13)		2,720		2,530
Estimated liabilities for seniority premiums and pension plans (Note 9)		1,160		1,389

Total long-term liabilities		11,100		16,728

Total liabilities		15,675		20,547

STOCKHOLDERS’ EQUITY (Note 10):
Majority interest:
Nominal capital stock		6,538		4,975
Restatement of capital stock		1,315		1,251

Contributed capital		7,853		6,226

Earned surplus		8,797		2,933

Total majority interest		16,650		9,159

Minority interest		2,061		1,982

Total stockholders’ equity		18,711		11,141

Total liabilities and stockholders’ equity	Ps	34,386	Ps	31,688

The accompanying notes are an integral part of these financial statements.

HYLSAMEX, S. A. DE C. V. AND SUBSIDIARIES

CONSOLIDATED STATEMENT OF INCOME

FOR THE YEAR 2004 WITH COMPARATIVE FIGURES FOR 2003 AND 2002

Millions of Constant Mexican pesos as of June 30, 2005 (Note 2)

	2004		2003		2002
Net sales	Ps	26,986	Ps	16,948	Ps	14,869

Cost of sales		(18,093)		(14,940)		(12,800)

Gross margin		8,893		2,008		2,069

Operating expense		(1,435)		(1,270)		(1,266)

Operating income		7,458		738		803

Comprehensive financing expense, net (Note 11)		(646)		(1,642)		(1,768)

		6,812		(904)		(965)

Other expense, net (Note 12)		(50)		(38)		(482)
Equity in income (loss) of associated companies (Note 5)		788		318		(104)

Income (loss) before the following provisions		7,550		(624)		(1,551)

Provisions for (Note 13):
Income tax and asset tax		(902)		(224)		582
Employees’ profit sharing		(359)		(18)		(23)

Consolidated net income (loss)	Ps	6,289	Ps	(866)	Ps	(991)

Net income (loss) corresponding to minority interest	Ps	51	Ps	18	Ps	(184)

Net income (loss) corresponding to majority interest	Ps	6,238	Ps	(884)	Ps	(808)

Income (loss) per share corresponding to majority interest, in pesos (Note 2.n)	Ps	10.2683	Ps	(1.7459)	Ps	(3 .3148)

The accompanying notes are an integral part of these financial statements.

HYLSAMEX, S. A. DE C. V. AND SUBSIDIARIES

CONSOLIDATED STATEMENT OF CHANGES IN STOCKHOLDERS’ EQUITY

FOR THE YEAR 2004 WITH COMPARATIVE FIGURES FOR 2003 AND 2002

Millions of Constant Mexican pesos as of June 30, 2005 (Note 2)

	Contributed Capital		Earned surplus
	Capital stock		Retained earnings		Surplus on restatement of capital		Equity in subsidiaries and associated companies		Total		Total majority interest		Minority interest		Total stockholders’ equity
Balances at December 31, 2001	Ps	3,302	Ps	10,429	Ps	2,731	Ps	(8,957)	Ps	4,203	Ps	7,505	Ps	2,156	Ps	9,660
Changes in 2002:
Net loss for the year				(153)				(655)		(808)		(808)		(184)		(991)
Cumulative translation adjustment (Note 2.c)						(7)		(111)		(118)		(118)		—		(118)
Gain (loss) from holding nonmontery assets				65		(420)		755		400		400		31		431

Comprehensive (loss) income (Note 2.o)				(88)		(427)		(11)		(526)		(526)		(153)		(678)
Capitalization of additional paid-in capital		2,924										2,924		—		2,924
Effect of restatement on preferred capital stock		—		—		—		—		—		—		(47)		(47)

Balances at December 31, 2002		6,226		10,341		2,304		(8,968)		3,677		9,903		1,956		11,859
Changes in 2003:
Net (loss) income for the year				(698)				(186)		(884)		(884)		18		(866)
Cumulative translation adjustment (Note 2.c.)						(6)		(115)		(121)		(121)				(121)
(Loss) gain from holding nonmonetary assets						(158)		419		261		261		40		301

Comprehensive (loss) income (Note 2.o)				(698)		(164)		118		(744)		(744)		58		(686)
Effect of restatement on preferred capital stock														(32)		(32)

Balances at December 31, 2003		6,226		9,643		2,140		(8,850)		2,933		9,159		1,982		11,141

Changes in 2004:
Net income for the year				965				5,273		6,238		6,238		51		6,289
Cumulative translation adjustment (Note 2.c)						(4)		(70)		(74)		(74)				(74)
Gain (loss) from holding nonmonetary assets				26		(345)		17		(302)		(302)		68		(234)
Effect of dilution in associated company				2						2		2				2

Comprehensive income (loss) (Note 2.o)				993		(349)		5,220		5,864		5,864		119		5,983
Increase in capital stock (Note 10)		1,627										1,627				1,627
Absorption of debit balances in subsidiaries						(2,363)		2,363
Effect of restatement on preferred capital stock														(40)		(40)

Balances at December 31, 2004 (Note 10)	Ps	7,853	Ps	10,636		Ps(572)	Ps	(1,267)	Ps	8,797	Ps	16,650	Ps	2,061	Ps	18,711

The accompanying notes are an integral part of these financial statements.

HYLSAMEX, S. A. DE C. V. AND SUBSIDIARIES

CONSOLIDATED STATEMENT OF CHANGES IN FINANCIAL POSITION

FOR THE YEAR 2004 WITH COMPARATIVE FIGURES FOR 2003 AND 2002

Millions of Constant Mexican pesos as of June 30, 2005 (Note 2)

	2004		2003		2002
Operations
Consolidated net income (loss)	Ps	6,289	Ps	(866)	Ps	(992)

Items not affecting resources:
Depreciation and amortization		1,439		1,449		1,368
Equity in (income) loss of associated companies		(788)		(318)		104
Deferred income tax		1,016		(73)		(605)
Write-off of the investment in share and fixed assets		—		54		441
Other, net		106		125		(92)

		8,063		371		224

Changes in working capital other than financing:
Accounts receivable		(1,837)		(167)		(873)
Inventories		(1,833)		11		(580)
Accounts payable and accrued expenses		1,205		206		(164)
Contribution to the plan of pensions (Note 9)		(293)		—		—

		(2,758)		51		(1,617)

Resources provided by (used in) operations		5,304		421		(1,393)

Financing
Loans received		3,341		595		10,826
Repayment of loans		(8,831)		(125)		(12,029)

(Decrease) increase in bank financing		(5,490)		470		(1,203)

Increase in capital stock		1,627		—		2,924
Effect of restatement on preferred capital stock		(40)		(32)		(47)
Long-term notes payable to ALFA		(487)		226		261

Resources (used in) provided by financing activities		(4,390)		664		1,935

Investing
Property, plant and equipment, net		(544)		(616)		(229)
Others, net		39		(93)		(93)

Resources used in investing activities		(505)		(709)		(322)

Increase in cash and cash equivalents		409		376		220

Cash and cash equivalents of divested company		(2)		—		—

Cash and cash equivalents at beginning of year		1,018		642		422

Cash and cash equivalents at end of year	Ps	1,425	Ps	1,018	Ps	642

The accompanying notes are an integral part of these financial statements.

HYLSAMEX, S. A. DE C. V. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

AT DECEMBER 31, 2004 WITH COMPARATIVE FIGURES FOR 2003 AND 2002

All expressed in Millions of constant Mexican pesos as of June 30, 2005

(except where otherwise indicated)

1. ACTIVITIES OF THE COMPANIES

Hylsamex, S. A. de C. V. (HYLSAMEX), a subsidiary of Alfa, S. A. de C. V. (ALFA) until August 2005, is one of the largest steel companies in Mexico and a market leader in each of its major product lines.

HYLSAMEX’s activities are carried out by itself and through subsidiary companies of which it owns the majority of the common stock.

At a meeting held on February 4, 2004, ALFA’s stockholders approved carrying out a significant corporate restructuring consisting of a two-stage divestiture of HYLSAMEX from ALFA’s portfolio of businesses, by reducing ALFA’s capital stock and stockholders’ equity and distributing among its stockholders all the shares it owned in HYLSAMEX, with the first reduction of capital taking effect immediately and further resolving to instruct ALFA’s Board of Directors to call the shareholders to an additional extraordinary meeting during the first quarter of 2005 at which the proposal to implement the second reduction was presented for approval. On August 22, 2005, 100% of the shares of HYLSAMEX were acquired by TERNIUM and subsidiaries. This divestiture has no effect on the Mexican GAAP consolidated financial statements of HYLSAMEX, which will cease to be a subsidiary of ALFA as of the date on which the divestiture is concluded.

At December 31 the principal subsidiaries and associated companies were:

	% ownership(a)
	2004	2003
Hylsa, S. A. de C. V. (HYLSA) and subsidiaries:	100	100
Hylsa Puebla, S. A. de C. V.	100	100
Hylsa Norte, S. A. de C. V.	100	100
Consorcio Minero Benito Juárez
Peña Colorada, S. A. de C. V. (Peña Colorada)(b)	51	51
Peña Servicios, S. A. de C. V.	100	100
Las Encinas, S. A. de C. V.	100	100
Comercializadora Las Encinas, S. A. de C. V.	100	100
Aceros Prosima, S. A. de C. V.	100	100
Prosima Servicios, S. A. de C. V.	100
Materiales y Aceros Masa, S. A. de C. V.	100	100
Técnica Industrial, S. A. de C. V.	100	100
Química Técnica Avanzada, S. A. de C. V.(e)	100
Transamerica E. & I., Corp.	100	100
Ferropak Servicios, S. A. de C. V.	100	100
Ferropak Comercial, S. A. de C. V.	100	100

Galvak, S. A. de C. V. (GALVAK) and subsidiaries:	100	100
Galvak Servicios S. A. de C. V. (d)	100
Metal Building Solutions, S. A. de C. V.(f)	100
Galvacer America, Inc.	100	100
Galvacer Chile, S. A.	100	100
Galvacer Costa Rica, S. A.	100	100
Acerex, S. A. de C. V.	51	51
Acerex Servicios, S. A. de C. V.	100	100
Ferropción, S. A. de C. V. (c) (formerly Galvanet, S. A. de C. V.)	100	100
Galvamet América Corp.(d)	100

HYLSAMEX, S. A. DE C. V. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

AT DECEMBER 31, 2004 WITH COMPARATIVE FIGURES FOR 2003 AND 2002

	% ownership(a)
	2004	2003
Hylsa Latin, LLC. (Hylsa Latin) and subsidiaries:	100	100
Consorcio Siderurgia Amazonia, Ltd.(Amazonia)(e)	12	37
Siderúrgica del Orinoco, C. A. (Sidor)	60	60

Express Anáhuac Operadora, S. A. de C. V.	100	100
Express Anáhuac, S. A. de C. V. (EXXAN)	100

Express Anáhuac Inmobiliaria, S. A. de C. V.	100	100

Express Anáhuac Servicios, S. A. de C. V.(EXXAN Servicios)	100	100
Express Anáhuac, S. A. de C. V.	100	100

(a)	% ownership HYLSAMEX has in the holding companies and % ownership that these holding companies have in their subsidiaries and associated companies.
(b)	In November 2004 the stockholders of Peña Colorada resolved to spin off the company. At the date of issuance of these financial statements, this resolution has not been formalized or acted upon.
(c)	Ferropción ceased operations in June 2004; its activities will be undertaken by other related parties.
(d)	Galvamet America Corp. was incorporated on September 14, 2004. Its principal activity is the manufacturing of panels for the construction industry.
(e)	Until June 2003, Amazonia owned 70% of Sidor, a Venezuelan company. However, as a result of the debt restructuring in Amazonia and Sidor, from that date onwards Amazonia’s equity in Sidor was reduced to 60% (see Note 5). HYLSAMEX owned 37% of Amazonia’s common stock through February 5, 2005 at which time certain holders of Amazonia convertible debt converted their debt, then reducing HYLSAMEX interest to 12%.

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

The consolidated financial statements comprise those of HYLSAMEX and all its subsidiaries.

The accompanying financial statements have been prepared in accordance with accounting principles generally accepted in Mexico, including the standard requiring comprehensive recognition of the effects of inflation on the financial information. These financial statements have been restated into constant Mexican pesos as of June 30, 2005.

The preparation of the financial information in accordance with accounting principles generally accepted in Mexico requires management to make estimates and assumptions that affect the reported amounts of assets, liabilities and disclosures of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses for the reporting period. Actual results could differ from those estimates.

The most important indexes (National Consumer Price Index—NCPI) used to reflect the effects of inflation on the financial statements were: 113.447, 112.550, 106.996 and 102.904 at June 30, 2005, December 31, 2004, 2003, and 2002, respectively (second half of June 2002 = 100).

Following is a summary of the most significant accounting policies:

a. Cash and cash equivalents

The Company considers all highly liquid temporary cash investments with original maturities of three months or less, consisting primarily of short-term deposits and money market accounts, to be cash equivalents.

HYLSAMEX, S. A. DE C. V. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

AT DECEMBER 31, 2004 WITH COMPARATIVE FIGURES FOR 2003 AND 2002

b. Inventories and cost of sales (Note 4)

Inventories are stated at estimated replacement cost, basically at the latest purchase prices and production costs of the year. The amounts shown for inventories do not exceed market value.

The cost of sales is shown based on the estimated replacement costs prevailing on the dates when the sales were made.

c. Investment in shares of associated company (Note 5)

The investment in associated companies (see (g) in Note 1) is accounted for under the equity method. In accordance with this method, changes in the stockholders’ equity accounts of the investees lead the carrying amount.

d. Dilution of equity interest in associated company (Note 5)

The effect of dilution of control in associated company comprises a decrease in the percentage of control and is recorded in stockholders’ equity, directly in the retained earnings account, in the period in which the transactions that cause such effects occur. The effect of dilution of control is determined by comparing the book value of the investment based on the equity before the dilution of control against the book value after the relevant event.

e. Property, plant, equipment and depreciation (Note 6)

Property, plant and equipment and the related accumulated depreciation are stated at cost restated by applying factors derived from the NCPI to the historical cost, except for machinery and equipment of foreign origin, which are stated at cost restated by applying factors derived from the general inflation index of the country of origin to the corresponding foreign currency amounts and translating those amounts to pesos at the exchange rate prevailing at the closing date.

Depreciation is calculated by the straight-line method based on the estimated useful lives of the assets as determined by the companies.

The net comprehensive financing expense (or income) incurred to finance construction in progress is capitalized as part of the cost of these assets until they become operational on a normal basis.

f. Impairment of long-lived assets

The Company evaluates potential impairment loss relating to long-lived assets, primarily property, plant and equipment, by assessing whether the unamortized carrying amount can be recovered over the remaining life of the assets through discounted future expected cash flows generated by the assets and without interest charges. If the sum of the expected future discounted cash flows is less than the carrying amount of the asset, a loss is recognized for the difference between the fair value and the carrying value of the assets. Assets to be disposed of are recorded at the lower of carrying amount or fair value less cost to sell.

Testing whether an asset is impaired and for measuring the impairment loss is performed for assets groupings at the lowest level for which there are identifiable cash flows that are largely independent of the cash flows generated by other asset groups.

HYLSAMEX, S. A. DE C. V. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

AT DECEMBER 31, 2004 WITH COMPARATIVE FIGURES FOR 2003 AND 2002

Long-lived assets are reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount may not be recoverable.

In 2004 and 2003, the Company performed an analysis of long-lived and intangible assets for impairment. In accordance with its analysis, expected future discounted cash flows are higher than the carrying value of the Company’s assets accordingly, the Company has not recognized any impairment loss.

g. Deferred charges and other

This caption is stated at cost restated by applying factors derived from the NCPI to the historical cost. It comprises principally capitalized expenses relative to proven or probable reserves deposits of extractable mineral of the mining subsidiaries, costs of development and implementation of integral computer systems, expenses for placement of debt, and preoperating expenses, all of which are subject to amortization.

h. Revenue recognition

The companies recognize their revenues when merchandise is delivered and billed to customers. The revenues and the accounts receivable are recorded net of allowances for returns and doubtful accounts, respectively.

i. Transactions in foreign currency and exchange differences (Note 7)

Monetary assets and liabilities in foreign currencies, mainly U.S. dollars (US$), are stated in Mexican currency at the rates of exchange in effect at the balance-sheet date. Exchange differences arising from changes in exchange rates between the transaction and settlement dates or the balance-sheet date are charged or credited to income.

j. Estimated liabilities for seniority premiums and pensions plans (Note 9)

The cost of the employee retirement plans (pension, health-care expenses and seniority premiums), both formal and informal, is recognized as an expense of the years in which the services are rendered in accordance with actuarial studies made by independent actuaries.

Other compensation based on length of service to which employees may be entitled in the event of dismissal or death, in accordance with the Federal Labor Law, is charged to income in the year in which it becomes payable.

k. Derivative financial instruments

Assets and liabilities arising from derivative financial instruments are stated at fair value and are classified as other assets or liabilities in the balance sheets. The differences between the fair value and the acquisition cost (including purchase expenses and premiums or discounts), as well as gains and losses incurred, are recorded directly in income.

l. Comprehensive financing expense (Note 11)

This item is determined by grouping in the statement of income all interest and other financial income and expense, exchange gains and losses, and the gain or loss on monetary position.

HYLSAMEX, S. A. DE C. V. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

AT DECEMBER 31, 2004 WITH COMPARATIVE FIGURES FOR 2003 AND 2002

The gain or loss on monetary position represents the effect of inflation, as measured by the NCPI, on the Company’s monthly net monetary assets or liabilities during the year.

m. Income tax, asset tax and employees’ profit sharing (Note 13)

Income tax and employees’ profit sharing are recorded under the accounting method requiring recognition of deferred tax assets and liabilities for the future tax consequences attributable to differences between the financial statement carrying amounts of all assets and liabilities and their respective tax bases.

n. Earnings (loss) per share

Earnings (loss) per share is computed on the basis of the weighted average number of common shares outstanding during the year. There are no effects arising from potentially dilutive shares.

o. Comprehensive Income (loss)

The transactions recorded in the various captions relating to earned surplus for the year, other than those carried out with stockholders, are included in the statement of changes in stockholders’ equity under the caption “comprehensive loss”.

3. BALANCES AND OPERATIONS WITH RELATED PARTIES

The long-term notes payable to ALFA shown in the consolidated balance sheet at December 31, 2003, correspond to corporate services amounting to Ps487, which were paid in December 2004 by HYLSAMEX, together with an additional amount of Ps86 for services rendered during 2004.

The consolidated statements of income include charges from related parties of Ps333 and Ps461 for the years ended December 31, 2004 and 2003, respectively, including the corporate services mentioned above. The amounts shown in the balance sheet at such dates result from these operations.

4. INVENTORIES

At December 31, this caption includes the following:

	2004		2003
Finished products	Ps	1,263	Ps	725
Work in process		608		377
Raw materials		1,554		649
Spare parts, tools and materials		860		878

Estimated replacement cost	Ps	4,285	Ps	2,629

5. INVESTMENT IN SHARES OF ASSOCIATED COMPANIES

At December 31, this caption includes the following:

	2004	2003
Amazonia / Sidor	Ps1,225	Ps711
Other investments	5	5

	Ps1,230	Ps716

HYLSAMEX, S. A. DE C. V. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

AT DECEMBER 31, 2004 WITH COMPARATIVE FIGURES FOR 2003 AND 2002

In June 2003 the conclusion of the restructuring process of the debt of Amazonia / Sidor, associated companies of HYLSAMEX, was announced. In accordance with the terms of the agreement among Amazonia / Sidor, a group of creditor banks and the Government of Venezuela, the total debt of Amazonia / Sidor was reduced from US$1,883 million to US$791 million. Additionally, the due dates of US$45 million owed by Sidor to agencies of the Venezuelan government were extended for five years.

Furthermore, HYLSAMEX capitalized the account receivable convertible to shares of US$41 million, effective on the date of conclusion of the aforementioned restructuring process.

Additionally, the guarantees previously granted by HYLSAMEX and other Amazonia stockholders were cancelled and were replaced by a guarantee in favor of the Government of Venezuela and the bank creditors of Sidor, consisting of a pledge of the fixed assets and shares of Sidor, and of the shares of Amazonia.

As part of the restructuring agreement, Amazonia’s stockholders made a contribution of US$133.5 million to recapitalize Sidor. HYLSAMEX did not participate in this recapitalization process and, based on the “Agreement on the restructuring program of Amazonia / Sidor and its effects on the ownership composition, guarantees and government”, HYLSAMEX’s management decided to recognize its dilution in Amazonia, as a result of a reduction in its equity from 36.73% to 11.96%.

6. PROPERTY, PLANT AND EQUIPMENT

At December 31, consolidated property, plant and equipment includes the following:

	2004		2003
Land	Ps	1,194	Ps	1,193
Depreciable assets		40,885		40,985
Construction in progress and other assets		802		782

		42,881		42,960

Less—Accumulated depreciation		21,984		21,207

	Ps	20,897	Ps	21,753

Depreciation charged to income was Ps1,147 and Ps1,149 for the years ended December 31, 2004 and 2003.

At December 31, 2004 some subsidiaries of the Company had purchase commitments for machinery and equipment of approximately USD15.1 million, related to expansion and modernization programs for their production facilities.

HYLSAMEX, S. A. DE C. V. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

AT DECEMBER 31, 2004 WITH COMPARATIVE FIGURES FOR 2003 AND 2002

7. FOREIGN CURRENCY POSITION

At December 31, 2004, 2003 and 2002, the exchange rates were 11.26, 11.23 and 10.31 nominal pesos to the U.S. dollar, respectively.

Amounts shown below are expressed in millions of U.S. dollars, since this is the currency in which most of the companies’ foreign currency transactions are carried out.

	2004		2003
Monetary assets	US$	182	US$	116

Current liabilities		(128)		(111)
Long-term liabilities		(636)		(1,075)

		(764)		(1,186)

Foreign currency monetary position	US$	(582)	US$	(1,070)

Nonmonetary assets	US$	1,084	US$	1,018

The nonmonetary assets are stated at their net restated cost. Nonmonetary assets also include the investment in shares of associated companies.

Following is a summary of the transactions in foreign currency:

	2004		2003
Goods and services:
Exports	US$	364	US$	317

Imports		(322)		(243)
Interest expense, net		(65)		(75)
Imports of machinery and equipment		(9)		(9)

8. LONG-TERM DEBT

At December 31, the consolidated long-term debt includes the following:

	2004		2003		Interest rate (*) 2004
Loans in U.S. dollars:
Eurobonds(a)	Ps	3,407	Ps	3,575	9.92%
Debt tranches A and B(b)		—		6,489
Bank loans collateralized by accounts receivable and by the assets purchased(c)		2,204		2,221	3.71%
Unsecured bank loans(d)		1,136		—	4.56%
Other		10		17	4.91%
Loan contracted in investment units:
Debt certificates(e)		726		725	9.25%
Medium-term promissory notes(e)		71		71	8.75%

		7,554		13,098

Current maturities		(334)		(776)

Long-term debt	Ps	7,220	Ps	12,322

(*)	The interest rates shown are the average nominal rates at December 31, 2004.

HYLSAMEX, S. A. DE C. V. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

AT DECEMBER 31, 2004 WITH COMPARATIVE FIGURES FOR 2003 AND 2002

At December 31, 2004, the long-term maturities of the debt were as follows:

2006	Ps	821
2007		2,469
2008		1,530
2009		558
2010 and thereafter		1,842

	Ps	7,220

(a)	The eurobonds, amounting to USD300 million, were placed outside Mexico by HYLSA with original maturity in 2007 (“2007 Bonds”). During 2002 HYLSA exchanged USD161 million of its “2007 Bonds” for bonds maturing in 2010, bearing interest at 10.5%. Bonds of USD139 million were not restructured and will mature in 2007 as originally stipulated, and will continue bearing interest at 9.25%.
(b)	The debt contracted by HYLSA and HYLSAMEX which was restructured during 2002 was paid in advance during 2004 with cash flows derived from the recovery of the steel industry at a global level and with the resources obtained from the issuance of shares in capital markets referred to in Note 10, the loan obtained by GALVAK referred in the next paragraph and the bank loan described in paragraph (d).
(c)	In July 2004, GALVAK obtained a new loan of USD175 million, which was used to prepay a loan for USD119 million and to grant a loan to HYLSAMEX. For these loans, there are cash deposits (restricted cash) which guarantee the services of the debt contracted by GALVAK. At December 31, 2004 and 2003, these deposits amounted to USD1.2 million and USD6.3 million, equivalent to Ps13 and Ps76, respectively, and are included in the consolidated balance sheet under the caption “Other assets”.
(d)	In September 2004, HYLSA obtained a new loan of USD100 million that forms part of a credit line of USD160 million, which was used to complete the advance payment of the restructured debt referred to in paragraph (b) above.
(e)	At December 31, 2004, the debt certificates represented 203.7 million investment units, equivalent to USD63.9 million and Ps726. The debt certificates bear interest at 9.25% and mature 50% on March 9 and 50% on September 9, 2008. The medium-term promissory notes represented 19.7 million investment units, equivalent to USD6.2 million and Ps71. The medium-term promissory notes bear interest at 8.75% and mature on March 9, 2007.

The current bank loan agreements contain the usual covenants covering the maintenance of certain financial ratios, payment of dividends, submission of financial information, etc. In the event noncompliance with such ratios is not cured in a time period satisfactory to the banks, the latter may require immediate payment of the entire indebtedness. At December 31, 2004, the Company was in compliance with such covenants and restrictions.

9. ESTIMATED LIABILITIES FOR SENIORITY PREMIUMS AND PENSION PLANS

The valuation of the liabilities for employee retirement plans (pensions and seniority premiums), both formal and informal, covers all employees and is based primarily on their years of service, their present age and their remuneration at the date of retirement.

The formal retirement plans cover approximately 74% and 77% of the companies’ employees in 2004 and 2003, respectively, and are congruent with and complementary to the retirement benefits established by the Mexican Institute of Social Security. Additionally, HYLSA has established a plan to cover health-care expenses of retired employees.

HYLSAMEX, S. A. DE C. V. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

AT DECEMBER 31, 2004 WITH COMPARATIVE FIGURES FOR 2003 AND 2002

HYLSA has established irrevocable trust funds for the payment of pensions and seniority premiums, as well as for health-care expenses.

Following is a summary of the principal consolidated financial data relative to these obligations:

	2004		2003
Accumulated benefit obligation	Ps	1,091	Ps	1,092

Unfunded accumulated benefit obligation	Ps	908	Ps	1,059

Projected benefit obligation	Ps	2,076	Ps	1,984
Plan assets at market value(1)		(341)		(33)
Unamortized prior service costs (transition liability)		(821)		(939)
Unamortized actuarial gains and losses, net		(67)		33

Unfunded accrued seniority premiums and pension cost		847		1,045
Additional liability (intangible asset)		313		344

Estimated liability for seniority premiums and pension plans	Ps	1,160	Ps	1,389

Net cost for the period	Ps	(231)	Ps	(228)
Defined contribution component		(12)

Net cost for the year	Ps	(243)	Ps	(228)

(1)	At December 2004, HYLSA made a contribution to the pension fund amounting to Ps293.

Prior service cost (transition liability), plan amendment costs and actuarial gains and losses are recorded through charges to income by the straight-line method over the average remaining service life of the employees expected to receive the benefits, as follows:

	2004	2003
Amortization period:
Transition liability	9 years	11 years
Unamortized actuarial gains and losses	14 years	15 years

Weighted real discount rate	5%	5%
Real estimated return at long-term on plan assets	7%	6%

10. STOCKHOLDERS’ EQUITY

At an extraordinary meeting held on June 25, 2004, HYLSAMEX’s stockholders approved the following agreements, among others:

a. To increase the minimum fixed portion of HYLSAMEX’s capital stock not subject to withdrawal through the issuance of 180,000,000 Series “L” shares with limited voting rights. Each Series “L” share will automatically convert into one share of the Series “B” common stock, on the first anniversary of the date of issuance, equivalent to the date of its first quotation in the Mexican Stock Exchange (Bolsa Mexicana de Valores, S. A. de C. V. or “BMV”).

For such purpose, a primary public offering was authorized in Mexico through the BMV, and simultaneously an offering in the United States of America in conformity with Rule 144 A of the Securities Act took place, as well as in other international securities markets in transactions not requiring registration of the securities.

HYLSAMEX, S. A. DE C. V. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

AT DECEMBER 31, 2004 WITH COMPARATIVE FIGURES FOR 2003 AND 2002

b. Series “L” shares only grant the right to attend and vote in special meetings corresponding to such series and in general extraordinary stockholders’ meetings to discuss subjects such as (i) a change in the nature of operations of the Company, (ii) the merger of HYLSAMEX into another company acting as the merged company and (iii) the cancellation of the subscription of Series “L” shares in the Securities and Special Sections of the National Securities Registry.

In July 2004 the Company concluded the primary public offering for the subscription of 101,162,048 Series “L” shares with limited voting rights in the domestic and international markets, raising Ps1,627, net of commissions and other administrative expenses connected with the placement. Such amount is shown in the statement of changes in stockholders’ equity for the year ended December 31, 2004. The 78,837,952 Series “L” shares that were not subscribed and paid in were cancelled in September 2004.

At December 31, 2004 the restated figures of stockholders’ equity were as follows:

	Historical value		Inflation adjustment		Current value
Contributed capital:
Capital stock	Ps	6,538	Ps	1,315	Ps	7,853

Earned surplus:
Retained earnings		1,527		8,978		10,505
Deferred income tax		107		24		131
Surplus on restatement of capital				(568)		(568)
Cumulative translation adjustment				(4)		(4)

	Ps	1,634	Ps	8,430	Ps	10,064

	Historical value		Inflation adjustment		Current value
Equity in earned surplus of subsidiaries and associated companies:
Deficit	Ps	3,303	Ps	(523)	Ps	2,780
Deferred income tax		29		(44)		(15)
Deficit on restatement of capital				(3,962)		(3,962)
Cumulative translation adjustment				(70)		(70)

		3,332		(4,599)		(1,267)

		4,966		3,831		8,797

Total majority interest		11,504		5,146		16,650

Minority interest		478		1,583		2,061

Consolidated stockholders’ equity	Ps	11,982	Ps	6,729	Ps	18,711

At December 31, 2004 the subscribed and paid-in capital stock comprised 506,340,463 Series “B” common shares without par value, with full voting rights, and 101,162,048 Series “L” common shares with limited voting rights, without par value, and with voting rights in Series “B” at the end of one year as from the date of its first quotation in the BMV. The variable portion of the capital is unlimited and the minimum fixed portion is without right of withdrawal.

Dividends paid from retained earnings which have not previously been taxed are subject to an income tax payable by the Company, which may be credited against the income tax payable by the Company in the two following years.

HYLSAMEX, S. A. DE C. V. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

AT DECEMBER 31, 2004 WITH COMPARATIVE FIGURES FOR 2003 AND 2002

The surplus (deficit) on restatement of capital comprises principally the accumulated gain (loss) from holding nonmonetary assets and represents the difference between restating these assets by the specific cost method and restating them based on inflation measured in terms of the NCPI.

11. COMPREHENSIVE FINANCING EXPENSE, NET

This item is analyzed as follows:

	2004		2003		2002
Interest expense	Ps	(1,036)	Ps	(1,172)	Ps	(1,311)
Interest income		72		89		121
Exchange loss, net		(121)		(1,009)		(1,232)
Gain on monetary position		439		450		654

	Ps	(646)	Ps	(1,642)	Ps	(1,768)

12. OTHER EXPENSE, NET

The net charge to consolidated income was as follows:

	2004		2003		2002
Write-off of assets of discontinued operations					Ps	(290)
Valuation allowance for investment in Posven, a foreign associated company	Ps	(22)	Ps	(40)		(107)
Labor indemnities and other		(32)		(36)		(36)
Net effect of debt-restructuring process						(58)
Other income, net		4		38		9

	Ps	(50)	Ps	(38)	Ps	(482)

13. INCOME TAX, ASSET TAX AND EMPLOYEES’ PROFIT SHARING

The net (charge) credit to consolidated income for taxes was as follows:

	2004		2003		2002
Income tax:
Currently payable	Ps	(440)	Ps	(38)	Ps	(6)
Deferred		(1,016)		73		605

Total income tax		(1,456)		35		599

Assets tax credits expired during the year				(259)		(17)

Initial recognition of previously unrecognized asset tax		554

Net (charge) credit to consolidated income	Ps	(902)	Ps	(224)	Ps	582

HYLSAMEX, S. A. DE C. V. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

AT DECEMBER 31, 2004 WITH COMPARATIVE FIGURES FOR 2003 AND 2002

The reconciliation between the statutory and effective income tax rates is shown below:

	2004		2003		2002
Loss before income tax and employees’ profit sharing	Ps	7,550	Ps	(625)	Ps	(1,551)
Equity in (income) loss of associated companies		(788)		(318)		104

	Ps	(6,762)	Ps	(943)	Ps	(1,447)

Income tax at statutory rate (33% in 2004 and 34% in 2003 and 35% in 2002)	Ps	(2,232)	Ps	321	Ps	506

Add (deduct) effect of income tax on:
Nondeductible expenses		(14)		(6)		(48)
Permanent inflation accounting differences		75		12		11
Recovery (write-off) of estimates liabilities due to unamortized tax losses		405		(286)		(176)
Other permanent differences, net		260		(6)		23

		(1,506)		35		316
Effect of deferred income tax for the reduction in statutory income tax rate(1)		50				283

Income tax (charged) credited to income		(1,456)		35		599
Asset tax credits expired during the year				(259)		(17)
Initial recognition of previously unrecognized asset tax		554

Total (charged) credited to income	Ps	(902)	Ps	(224)	Ps	582

Effective income tax rate		13.0%		23.7%		40.2%

At December 31, the principal temporary differences requiring recognition of deferred income tax were as follows:

	2004	2003	2002
Inventories	Ps3,918	Ps1,581	Ps1,559
Property, plant and equipment, net	11,434	11,151	9,993
Deferred charges	1,295	1,389	1,450
Estimated liabilities	(1,225)	(1,347)	(1,069)
Tax loss carryforwards	(391)	(2,017)	(1,983)
Other, net	(200)	(86)	(57)

	14,831	10,671	9,893

Income tax rate applicable to temporary Differences(1)	28%	32%	32%

Deferred income tax	4,153	3,415	3,166
Recoverable asset tax	(1,497)	(953)	(863)
Deferred income tax asset	64	68	460

Deferred income tax liability, net	Ps2,720	Ps2,530	Ps2,763

(1)	In accordance with the amendments to the Mexican Income Tax Law published on December 1, 2004, the corporate income tax rate for the year 2005 will be reduced to 30%; this rate will be reduced by 1% annually until reaching a 28% rate in the year 2007. This change resulted in a decrease of Ps50 in the amount of deferred income tax payable recorded at December 31, 2004. Such amount was credited to 2004 income.

HYLSAMEX, S. A. DE C. V. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

AT DECEMBER 31, 2004 WITH COMPARATIVE FIGURES FOR 2003 AND 2002

The deferred income tax payable at December 31 was (charged) credited to the following accounts:

	2004		2003		2002
Balance from prior year	Ps	(3,415)	Ps	(3,166)	Ps	(3,523)
Income for the year		(1,016)		74		605
Surplus on restatement of capital		278		(323)		(248)

Total	Ps	(4,153)	Ps	(3,415)	Ps	(3,166)

Due to the strong recovery of the industry in which the Company operates, during 2004, Ps 554 of previously unrecognized asset tax was recognized; additionally, Ps 405 of previously recognized valuation allowance was reversed. The valuation allowance as of December 31, 2004, amounted to Ps 993 corresponding to tax losses and Ps 279 to asset tax.

As of December 31, 2004, the Company had consolidated tax losses and recoverable asset tax of approximately Ps 1,384, and Ps 1,776, respectively, which will reduce taxable income in future years up to 2014, as follows:

Year	Tax losses		Asset tax
2005	Ps	—	Ps	94
2006		35		125
2007		63		81
2008		302		171
2009 to 2014		984		1,305

		1,384		1,776

Employees’ profit sharing is determined at the rate of 10% on taxable income adjusted as prescribed by the Income Tax Law.

14. SEGMENT INFORMATION AND GEOGRAPHICAL DISTRIBUTION

The Company’s management evaluates its operations in just one business segment, steel. However, there are geographical segments as follows:

	Net sales
	2004		%	2003		%	2002		%
Location of customers
México	Ps	20,547	76.1	Ps	13,123	77.4	Ps	11,734	78.9
United States and Canada		5,524	20.5		2,721	16.1		2,918	19.6
Other countries		915	3.4		1,104	6.5		217	1.5

Total consolidated sales	Ps	26,986	100.0	Ps	16,948	100.0	Ps	14,869	100.0

All the Company’s production facilities are located in Mexico.

15. NEW ACCOUNTING PRONOUNCEMENTS

On January 1, 2005 the standards contained in Statement B-7 “Business acquisitions”, the Amendment to Statement C-2 “Financial instruments”, Statement C-10 “Derivative financial instruments and hedge transactions” and Statement D-3 “Labor liabilities” issued by the Mexican Institute of Public Accountants became effective.

HYLSAMEX, S. A. DE C. V. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

AT DECEMBER 31, 2004 WITH COMPARATIVE FIGURES FOR 2003 AND 2002

At the date of issuance of the these financial statements management was carrying out a study to determine the effect of these new statements on the financial statements from January 1, 2005, and the corresponding effects, if any, will be recognized in 2005.

16. DIFFERENCES BETWEEN MEXICAN AND US GAAP

The accompanying consolidated financial statements have been prepared in accordance with Mexican GAAP, which differs in certain significant respects from US GAAP. Such differences involve methods of measuring the amounts shown in the consolidated financial statements, as well as disclosures required by US GAAP and Item 17 of Regulation S-X of the Securities and Exchange Commission (“SEC”). The Mexican GAAP consolidated financial statements include the effects of inflation as provided for under Statement B-10, “Recognition of the Effects of Inflation on Financial Information”. The application of this statement represents a comprehensive measure of the effects of price level changes in the Mexican economy, which for many years was hyperinflationary, and is considered to result in a more meaningful presentation than historical cost-based financial reporting for both Mexican and U.S. accounting purposes. Therefore, the following reconciliations to US GAAP do not include the reversal of such inflationary effects.

The principal differences between Mexican and US GAAP as they relate to the Company are described below, together with an explanation, where appropriate, of the method used in the determination of the necessary adjustments.

	For the year ended December 31,
	2004		2003
Reconciliation of net income (loss):
Net income (loss) as reported under Mexican GAAP	Ps	6,238	Ps	(884)
US GAAP adjustments:
Amortization of debt issuance costs (See A)		1		1
Preoperating expenses and other expenses (See B)		28		107
Accounting for pension and other post-retirement benefits (See C)		49		139
Equity in investments in associated companies—Amazonia (See E)		538		(1,058)
Capitalization of interest cost and other (See F)		76		80
Fifth amendment effect on real estate and equipment (See G)		42		9
Deferred income tax (See H)		(109)		233
Deferred employees’ statutory profit sharing (See H)		(277)		(9)

Net income (loss) under US GAAP	Ps	6,586	Ps	(1,382)

HYLSAMEX, S. A. DE C. V. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

AT DECEMBER 31, 2004 WITH COMPARATIVE FIGURES FOR 2003 AND 2002

	As of December 31,
	2004		2003
Reconciliation of shareholders’ equity:
Shareholders’ equity under Mexican GAAP attributable to equity holders of the Company	Ps	16,650	Ps	9,159
US GAAP adjustments:
Accumulated amortization of debt issuance costs (See A)		(24)		(25)
Preoperating expenses and other expenses, net of accumulated amortization (See B)		(390)		(418)
Accounting for pension and other post-retirement benefits (See C)		(332)		(381)
Equity in investments in associated companies—Amazonia (See E)		227		(532)
Capitalization of interest cost, net of accumulated amortization, and other (See F)		(1,268)		(1,344)
Fifth amendment effect on real estate and equipment (See G)		1,145		1,065
Deferred income tax (See H)		244		353
Deferred employees’ statutory profit sharing (See H)		(1,436)		(1,159)

Shareholders’ equity under US GAAP	Ps	14,816	Ps	6,718

Statement of changes in shareholders’ equity under US GAAP:

	As of December 31,
	2004		2003
Shareholders’ equity under US GAAP as of the beginning of the year	Ps	6,718	Ps	8,030
Share of Amazonia’s gain on sale of stock by its subsidiary		—		619
Other comprehensive loss		(115)		(549)
Increase in capital stock		1,627		—
Net income (loss) under US GAAP		6,586		(1,382)

Shareholders’ equity under US GAAP as of the end of the year	Ps	14,816	Ps	6,718

Significant differences between Mexican GAAP and US GAAP

A. Amortization of debt issuance costs and debt discounts

Under Mexican GAAP, the Company amortizes bond issuance costs and discounts on a straight line basis over the life of the bonds. Under US GAAP these costs are amortized using the effective interest method.

B. Pre-operating expenses and other expenses

Under Mexican GAAP, pre-operating expenses are allowed to be capitalized and amortized over a period of time estimated to generate the income necessary to recover such expenses. The Company defined 10 years as the maximum period of amortization, based on its experience. Under US GAAP, such expenses can not be capitalized and are expensed as incurred.

C. Accounting for pensions and other post-retirement benefits

Liabilities and cost related to pension plans and seniority premiums are recorded under Mexican GAAP according to Bulletin D-3 (Revised),”Labor Liabilities”, which became effective on January 1, 1993. Under US

HYLSAMEX, S. A. DE C. V. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

AT DECEMBER 31, 2004 WITH COMPARATIVE FIGURES FOR 2003 AND 2002

GAAP, pension plans, seniority premiums and postretirement benefits are determined in accordance with Statement of Financial Accounting Standards No. 87. “Employers’ Accounting for Pensions” (SFAS 87), as amended by Statement of Financial Accounting Standards No. 132, “Employees Disclosures about Pensions and Other Postretirement Benefits”, which became effective on January 1, 1989. The difference between Mexican GAAP and US GAAP is due to the difference in implementation dates. Such difference is determined by separate actuarial calculations for each year under both SFAS 87 and Bulletin D-3. US GAAP requires more extensive disclosure, mainly in relation to the components of net cost for the year, assumptions involved in the calculations of the cost of the period and projected liability.

D. Reengineering costs and information technology transformation

Under Mexican GAAP, the Company capitalized costs related to business process reengineering which are being amortized between 2 and 6 years. In November 1997, the Emerging Issues Task Force (EITF) of the Financial Accounting Standards Board released consensus No. 97-13, “Accounting for Costs Incurred in Connection with a Consulting Project or an Internal Project That Combines Business Process Reengineering and Information Technology Transformation”. The EITF consensus specifically defined systems reengineering costs and mandated such costs be expensed as incurred. Accordingly, under US GAAP, in fiscal 2002 the Company recorded a Ps. 4 charge against earnings to comply with the required accounting interpretation. Most of the Company’s system development costs affected by the accounting change are associated with implementation of the Company’s integrated SAP systems. During fiscal 2003 and 2004, the Company reversed the amortization expense recognized under Mexican GAAP.

E. Equity in Amazonia and dilution of interest in Amazonia

In 2004, under Mexican GAAP, the Company calculated its equity in income of Amazonia on a fully-diluted basis, assuming that certain Amazonia convertible debt securities had been exercised as of January 1, 2004, therefore diluting the Company’s ownership interest from 37% to 12%. For Mexican GAAP purposes, the Company also reflected the dilution effect of the conversion on its proportionate share in the book value of Amazonia, as of January 1, 2004. This adjustment was recorded directly to equity. For US GAAP the Company calculated its equity in income of Amazonia during 2004, based upon its 37% interest in the outstanding common stock during the period. The dilution effect of the conversion (which took place in February 2005) on its proportionate share in the book value of Amazonia, as of the date of conversion, was recognized under US GAAP in 2005. This adjustment was likewise recorded directly to equity.

Further, for Mexican GAAP purposes the Company calculated its equity in income of Amazonia with Mexican GAAP figures for Amazonia. For US GAAP purposes, the Company calculated its equity in income of Amazonia using US GAAP figures for Amazonia. The most significant difference between Mexican GAAP and US GAAP for Amazonia is the measurement of and the accounting treatment for the Amazonia debt extinguishment gain in 2003.

F. Capitalization of interest cost

Mexican GAAP permits the capitalization of comprehensive financing costs, including net interest costs, gains or losses from monetary position and foreign exchange gains or losses, on acquired assets under construction and on pre-operating expenses.

US GAAP requires the capitalization of interest during the construction and installation of qualifying assets. In an inflationary economy, such as Mexico, it is acceptable practice under US GAAP to capitalize

HYLSAMEX, S. A. DE C. V. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

AT DECEMBER 31, 2004 WITH COMPARATIVE FIGURES FOR 2003 AND 2002

interest net of the monetary gains or losses on the related Mexican Peso debt, but not on U.S. dollar or other stable currency debt. In addition, US GAAP does not allow the capitalization of foreign exchange gains or losses or the capitalization of financing costs on deferred expenses.

G. Fifth amendment effect on real estate and equipment

As disclosed in Note 2.e, the Company adopted the Fifth Amendment to Bulletin B-10 effective as of January 1, 1997. The Fifth Amendment eliminates the use of replacement costs for purposes of restating property, plant and equipment and instead, allows companies the option of using a specific index, which contemplates inflation and currency exchange movements in the restatement of machinery and equipment and the related depreciation expense if such machinery and equipment are of foreign origin. The Company has elected to apply a specific index to fixed assets of foreign origin for the purposes of determining the restated balances under Mexican GAAP. For US GAAP purposes, the use of a specific index, which contemplates currency exchange movements, is not in accordance with the historical cost concept nor does it present information in a constant reporting currency.

H. Deferred income tax and employees’ profit sharing

Effective January 1, 2000, the Company adopted the provisions of the revised Statement D-4, “Accounting Treatment of Income Tax, Asset Tax, and Employee Profit Sharing”, for Mexican GAAP purposes. Accounting for income taxes in accordance with this statement is similar to accounting for income tax in accordance with US GAAP SFAS 109 “Accounting for income Taxes” (“SFAS 109”).

At December 31, the primary components of net deferred tax liability under U.S. GAAP consists of the following:

	2004		2003
Inventories	Ps	3,918	Ps	1,581
Property, plant and equipment, net		11,314		10,876
Deferred charges		876		942
Estimated liabilities		(1,557)		(1,728)
Tax loss carryforwards		(391)		(2,017)
Other, net		(200)		(86)

		13,960		9,568

Income tax rate applicable to temporary differences		28%		32%

Deferred income tax		3,909		3,062
Recoverable asset tax		(1,497)		(953)
Deferred income tax asset		64		68

Deferred income tax liability	Ps	2,476	Ps	2,177

Under Mexican law, employees’ profit sharing is computed at 10% of the individual income of each of the Company’s subsidiaries. The calculation is based on taxable income adjusted to exclude the effects of inflation and asset restatement. While the employee profit sharing provision is calculated in a manner similar to income tax, it is classified as an operating expense under US GAAP.

The Company calculates a deferred employees’ statutory profit sharing liability for US GAAP purposes based on temporary differences between the financial reporting basis and the employees’ statutory profit sharing basis assets and liabilities for those subsidiaries of Hylsamex which have employees.

HYLSAMEX, S. A. DE C. V. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

AT DECEMBER 31, 2004 WITH COMPARATIVE FIGURES FOR 2003 AND 2002

Under US GAAP, employees’ statutory profit sharing expense or benefit is treated as a component of operating expenses.

The components of net deferred employee profit sharing liability under US GAAP consist of the following:

	2004		2003
Inventories	Ps	3,918	Ps	1,581
Property, plant and equipment, net		11,314		10,876
Deferred charges		876		942
Estimated liabilities		(1,557)		(1,728)
Other, net		(200)		(86)
		14,351		11,585
Rate applicable to temporary differences		10%		10%
Net deferred statutory profit sharing liability	Ps	1,435	Ps	1,159

I. Comprehensive income (loss)

On July 1, 1998, the Company adopted SFAS No. 130, “Reporting Comprehensive Income”. SFAS No. 130 establishes guidelines for the reporting and display of comprehensive income and its components (revenues, expenses, gains and losses) in a full set of general purpose financial statements. SFAS No. 130 requires that all items that are required to be recognized under accounting standards as components of comprehensive income be reported in a financial statement that is displayed with the same prominence as other financial statements. Accumulated other comprehensive income is presented below:

	Year ended December 31,
	2004		2003
Comprehensive income (loss) under US GAAP

Net income (loss) under US GAAP	Ps	6,586	Ps	(1,382)

Other comprehensive income:
Share of Amazonia’s gain on sale of stock by its subsidiary				619
Loss from holding non-monetary assets		(265)		(803)
Cumulative translation adjustment		(74)		(121)
Other comprehensive income, items of equity investee		224		375

Comprehensive income (loss) under US GAAP	Ps	6,471	Ps	(1,312)

	As of December 31,
	2004		2003
Accumulated other comprehensive income	Ps	(857)	Ps	(742)

J. Statements of cash flows

Under Mexican GAAP Bulletin B-12, “Statements of Changes in Financial Position” (“Bulletin B-12”), specifies the appropriate presentation of the statements of changes in financial position. Under Bulletin B-12, the sources and uses of resources are determined based upon differences between beginning and ending financial statement balances in constant Mexican pesos. Under US GAAP, a statement of cash flows is required, which presents only cash movements and excludes non-cash items. The following table presents the cash flows from

HYLSAMEX, S. A. DE C. V. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

AT DECEMBER 31, 2004 WITH COMPARATIVE FIGURES FOR 2003 AND 2002

operating, investing and financing activities and the effects of inflation accounting and exchange rate changes on cash and cash equivalents that would be reported in the statement of cash flows, which contemplate classification differences under US GAAP:

	For the years ended December 31,
	2004		2003		2002
Net cash provided by (used in) operating activities	Ps.	5,302	Ps.	160	Ps.	(1,546)
Net cash used in investing activities		(507)		(709)		(322)
Net cash (used in) provided by financing activities		(4,389)		664		1,934
Effect of exchange rate changes on cash and cash equivalents		20		274		167
Effect of inflation accounting		(17)		(12)		(14)

Interest paid		802		930		1,098
Income tax paid		376		405		417

K. New Accounting Principles.

In November 2004, the FASB issued SFAS No. 151, “Inventory Costs-an Amendment of ARB No. 43” (“SFAS No. 151”), which is the result of its efforts to converge U.S. accounting standards for inventories with International Accounting Standards. SFAS No. 151 requires idle facility expenses, freight, handling costs, and wasted material (spoilage) costs to be recognized as current-period charges. It also requires that allocation of fixed production overhead to the costs of conversion be based on the normal capacity of the production facilities. SFAS No. 151 will be effective for inventory costs incurred during fiscal years beginning after June 15, 2005. The Company is evaluating the impact that this statement may have on its financial position or results of operations.

In June 2005, the FASB published SFAS No. 154, “Accounting Changes and Error Corrections a replacement of APB Opinion No. 20 and FASB Statement No. 3” (“SFAS No. 154”), which changes the requirements for the accounting for and reporting of a change in accounting principle and redefines restatement as the revising of previously issued financial statements to reflect the correction of an error. SFAS No. 154 requires retrospective application to prior periods’ financial statements of changes in accounting principle, unless it is impracticable to determine the period-specific effects of the cumulative effect of the change. This Statement also carries forward without change the guidance contained in Opinion 20 for reporting the correction of an error in previously issued financial statements and a change in accounting estimate. This Statement does not change the transition provisions of any existing accounting pronouncement. SFAS No. 154 will be effective for accounting changes and corrections of errors made in fiscal years beginning after December 15, 2005. The Company is evaluating the impact that this statement may have on its financial position or results of operations.

On December 15, 2004 the Financial Accounting Standards Board issued Statement No. 153 (“SFAS 153”), Exchanges of Nonmonetary Assets—Accounting Principles Board Opinion No. 29, Accounting for Nonmonetary Transactions (APB 29). SFAS 153 is based on the principle that nonmonetary asset exchanges should be recorded and measured at the fair value of the assets exchanged, with certain exceptions. This standard requires exchanges of productive assets to be accounted for a fair value, rather than at carryover basis, unless (1) neither the asset received nor the asset surrendered has a fair value that is determinable within reasonable limits or (2) the transactions lack commercial substance (as defined). In addition, the Board decided to retain the guidance in APB 29 for assessing whether the fair value of a nonmonetary asset is determinable within reasonable limits. The new standard is the result of the convergence project between the FASB and the International Accounting Standards Board (IASB) and is effective for nonmonetary asset exchanges occurring in fiscal periods beginning after June 15, 2005. The Company is currently evaluating the impact that this statement may have on its financial position or results or operations.

HYLSAMEX, S. A. DE C. V. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

AT DECEMBER 31, 2004 WITH COMPARATIVE FIGURES FOR 2003 AND 2002

17. SUBSEQUENT EVENTS

a. In the stockholders’ meetings held on April 6 and July 25, 2005, dividends for an amount of USD100 and USD143 million dollars, respectively, were approved.

b. During the second quarter of 2005, Hylsa, main subsidiary of Hylsamex, successfully refinanced its notes payable due 2007 for an amount of USD139 million dollars and prepaid its debt certificates due 2008 with principal amount of USD64 million dollars. Also, an additional loan for an amount of USD150 million dollars was obtained.

18. DESCRIPTION OF PROPERTY BY ISSUERS ENGAGED OR TO BE ENGAGED IN SIGNIFICANT MINING OPERATIONS (UNAUDITED)

The Company, through its subsidiaries, Consorcio Minero Benito Juárez, Peña Colorada, S.A. de C.V. and Las Encinas S.A. de C.V., extracts and sells iron ore. The mine is operated under concession agreements for exploitation with the Mexican general direction of mining. These concessions operate under terms of 25 to 50 years; however, the Mexican Government has the right to cancel these concessions if the Company does not comply with the concession terms. During the years ended December 31, 2003 and 2004, expenses paid for concession rights amounted to Ps 2,789 and Ps 2,752, respectively.

The term “reserves” means that part of a mineral deposit which could be economically and legally extracted as prescribed under Industry Guide 7 of the Securities Act of 1933. The Company updates its estimates of its iron ore reserves on an annual basis. The reserve estimates set forth below have been prepared by the Company’s engineering staff using evaluation methods generally used in the international mining industry, including standard methods of mapping, drilling, sampling, assaying and modeling. Reserves may not conform to geological, metallurgical quality or other expectations, and the volume of the mineral recovered may be below the expected levels. Lower market prices, increased cash production costs, reduced recovery rates and other factors may render proven reserves uneconomic to exploit and may result in revision of reserves estimates data from time to time. Reserve estimates are not indicative of future results of operations.

The Company’s estimates of the tonnage and grade of a proven and probable (measured and indicated) geological reserve involves computerized and manual interpretations and calculations, according to methods which meet standard industry procedures, based on drilling and geological mapping data. Reserves are not considered proven unless they are economically and legally minerable.

HYLSAMEX, S. A. DE C. V. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

AT DECEMBER 31, 2004 WITH COMPARATIVE FIGURES FOR 2003 AND 2002

The following table presents estimated proven and probable geological reserve and mineable reserve data for the Company’s ore bodies at December 31, 2004.

RESERVES OF IRON ORE AT DECEMBER, 2004

(MILLION OF TONS, EXCEPT PERCENTAGES)

	Average % Magnetic Iron Grade	Tons(1)	Minerable(2)	Weight %	Recovered	Average Total iron Grade %

Project
Los Chinforinazos(a)	30.33	187.66	98.73	45.17	44.60	67.75
La Chula(a)	39.90	9.19	6.89	52.01	3.58	67.15
Stockpiles(a)	31.56	1.40	1.40	39.60	0.55	67.93
Co. Nahuatl(b)	24.60	14.75	4.55	29.16	1.33	66.40
Aquila Hematitico(b)	63.70	.71	.71	27.40	0.19	67.10
Aquila Magnético(b)	43.40	34.14	35.65	60.41	21.53	66.80
Colomera(b)	31.70	90.00	82.05	36.13	29.64	66.60
Others(b)	50.60	10.05	8.06	59.73	4.81	66.80

TOTAL	32.64	347.90	238.03	44.64	106.24	67.14

(a)	Consorcio Minero Benito Juárez Peña Colorada, S.A. de C.V
(b)	Las Encinas, S.A. de C.V.
(1)	Proven and probable reserves for which (a) quantity is computed from dimensions revealed in outcrops, trenches, working or drill holes; (b) grade and/or quality are computed from the results of detailed sampling, and (c) the sites for inspections, sampling and measurements are spaced so closely and geologic character is sufficiently defined that size, shape, depth and mineral content of reserves are well established.
(2)	Minerable reserves are that part of a proven and probable reserve which can be removed from its location, less an allowance for that which must be left in place because of quality, safety, economic or environmental constraints. The calculation of that portion of proven and probable reserves that constitute mineable reserves is a function of the mining method, the equipment utilized and the characteristics of the formation and the ore.

The Company estimates that at December 31, 2004, the reserves above are sufficient to produce an aggregate of at least 106.24 million tons of iron ore concentrate.

ANNEX A

Summary financial information at, and for the nine-month period ended, September 30, 2005 for Ternium

The unaudited summary information as of September 30, 2005 and for the three-month and nine-month period then ended included below consolidate, in addition to the consolidated results and other financial data of each of Siderar, Ylopa and Techintrade, the results and other financial data of Amazonia, which company came under the control of San Faustín in February 2005, and the results and other financial data of Hylsamex, which company came under the control of Ternium in August 2005. As a result of the consolidation of Amazonia and Hylsamex, Ternium’s results and other financial data for the three-month and nine-month period ended September 30, 2005 are likely to vary significantly from the results and other financial data for the six-month period ended June 30, 2004 and 2005 and for the years ended December 31, 2003 and 2004.

The tables below set forth, for the periods indicated, selected financial data from Ternium’s consolidated condensed interim income statement and consolidated condensed interim balance sheet.

In thousands of U.S. dollars	For the three-month period ended September 30, 2005(1)	For the nine-month period ended September 30, 2005(1)
Unaudited consolidated condensed interim income statement data

IFRS
Net sales	1,151,995	2,979,840
Cost of sales	(668,719)	(1,574,639)

Gross profit	483,276	1,405,201

Operating income(2)	296,244	1,025,145
Income tax	(44,949)	(150,666)

Net income for the period/year	176,180	904,120

Attributable to:
Equity holders of the Company	89,250	566,859
Minority interest	86,930	337,261

	176,180	904,120

Other information (IFRS):
Depreciation and amortization	87,752	205,380

Other operating data:
Sales volume (in thousands of tons)	1,745	4,454
Weighted average number of shares outstanding(3)	1,168,943,632	1,168,943,632
Basic and diluted earning per share for profit attributable to the equity holders of the company during the period(3)	0.08	0.48

(1)	Includes Hylsamex’s results for the period from August 22, 2005 to September 30, 2005.
(2)	Operating income for the three-month period ended September 30, 2005 includes non-recurring expenses of Hylsamex (USD20 million related to restructuring costs and USD42 million related to an impairment charge made in connection with the shutdown of that mill in September 2005 when the Company concluded that alternative, more cost-efficient sources of steel were available within Ternium.
(3)	Ternium’s combined earnings per share for each of the periods presented have been calculated based on the assumption that 1,168,943,632 shares were issued and outstanding in each of the periods presented. See “Formation of Ternium and Related Party Transactions—Corporate reorganization transactions.”

	At June 30,	At September 30,
In thousands of U.S. dollars	2005	2005
	(audited)	(unaudited)
Consolidated condensed interim balance sheet data

IFRS
Property, plant and equipment	3,508,133	5,426,313
Other non-current assets	87,541	792,860
Total non-current assets	3,595,674	6,219,173

Cash and cash equivalents	586,012	528,670
Other current assets	1,137,266	1,810,809
Total current assets	1,723,278	2,339,479

Total assets	5,318,952	8,558,652

Equity attributable to the Company’s equity holders	1,443,473	1,339,323
Minority interest	2,114,883	2,108,179
	3,558,356	3,447,502

Borrowings—current	204,216	484,453
Other current liabilities	575,449	870,753

Total current liabilities	779,665	1,355,206

Borrowings—non-current	239,123	2,477,362
Other non-current liabilities	741,808	1,278,582

Total non-current liabilities	980,931	3,755,944

Total liabilities	1,760,596	5,111,150

The following summary further explains Ternium’s financial information for the nine-month period ended September 30, 2005. As described elsewhere in this prospectus, Ternium acquired the Mexican steelmaker Hylsamex during the third quarter of 2005. Therefore, Ternium’s financial data for the nine-month period ended September 30, 2005, includes Hylsamex’s results for the 40-day period from August 22, 2005 to September 30, 2005.

Overview

Ternium’s net income attributable to equity holders for the third quarter of 2005 was USD89.2 million, including non-recurring losses at Hylsamex of USD61.6 million related to restructuring costs and the impairment charge made in connection with the shutdown of Mill No. 1 in September 2005 when the Company concluded that alternative, more cost-efficient sources of steel were available within Ternium.

Net Sales

Net sales for the third quarter of 2005 totaled USD1,152.0 million, of which 19.9% or USD229.2 million (net of eliminations) corresponds to the consolidation of Hylsamex’ net sales over the 40-day period from August 22, 2005 to September 30, 2005. Net sales over the quarter were negatively impacted by a decrease of international prices for steel products and, particularly in the case of Ternium’s Argentine operations, lower sales volume. This negative impact was partially offset by an improvement in product mix for sales in Ternium’s Argentina operations.

Sales volume

Ternium’s sales volume for the third quarter of 2005 was 1.7 million tons, of which 19.2% or 0.3 million tons correspond to the consolidation of Hylsamex. Over the same period, the sales of Ternium’s Argentine subsidiary, Siderar, decreased from previous quarters’ levels. This reduction was mainly the consequence of a decrease in production of approximately 86 thousand tons, primarily as a result of the annual maintenance stoppage that was carried out during the third quarter of 2005.

Sales prices

Ternium’s average revenue per ton for the third quarter of 2005 was USD660.1, which represents a 2.2% decrease when compared with the average revenue per ton for the six-month period ended June 30, 2005 of USD674.7. Without the effect of the consolidation of Hylsamex over the 40-day period from August 22, 2005 to September 30, 2005, Ternium’s average revenue per ton for the third quarter of 2005 would have been USD639.1, which represents a 5.3% reduction when compared with average revenue per ton for the six-month period ended June 30, 2005.

Cost of sales

Ternium’s cost of sales for the third quarter of 2005 was USD668.7 million, of which 26.0% or USD173.6 million corresponds to the consolidation of Hylsamex. The prices for raw materials, such as iron ore and coal, freight and transportation increased during the third quarter of 2005, resulting in a higher cost of sales. The impact of these increases was partially offset by the decrease in production in Ternium’s Argentine subsidiary, Siderar, mentioned above and the utilization of accumulated stocks of raw material.

Ternium’s average cost of sales for the third quarter of 2005 was USD383.2 per ton, which represents a 14.6% increase when compared with the average cost of sales per ton for the six-month period ended June 30, 2005 of USD334.4. Without the effect of the consolidation of Hylsamex, Ternium’s average cost of sale per ton for the third quarter of 2005 would have been USD351.3, which represents a 13.2% increase when compared with average cost of sales per ton for the six-month period ended June 30, 2005.

Operating expenses

Ternium’s operating expenses for the third quarter of 2005, including general and administrative expenses, selling expenses and other operating income and expenses, were USD187.0 million, of which 41.6% or USD77.7 million corresponds to the consolidation of Hylsamex. Hylsamex’s operating expenses include USD61.6 million in non-recurrent expenses, of which USD19.8 million is related to restructuring costs and USD41.8 million is related to the impairment charge made in connection with the shutdown of Mill No. 1 in September 2005 when the Company concluded that alternative, more cost-efficient sources of steel were available within Ternium.

Net income attributable to minority interest

Ternium’s net income attributable to minority interest for the third quarter of 2005 was USD86.9 million, of which 1.6% or USD1.4 million corresponds to the consolidation of Hylsamex.

Cash and cash equivalents

Cash and cash equivalents as of September 30, 2005 were USD528.7 million compared to USD586.0 million as of June 30, 2005. This decrease of USD57.3 million was mainly attributable to the application of cash to acquire Hylsamex and an additional stake in Amazonia from Hylsamex’s former controlling shareholder, which more than offset cash generation from operating activities and the proceeds of indebtedness incurred during the period.

24,844,720 American Depositary Shares

Ternium S.A.

Representing 248,447,200 Shares of Common Stock

PROSPECTUS

                    , 2006

Citigroup

Deutsche Bank

JPMorgan

Morgan Stanley

BNP PARIBAS

Calyon Securities (USA) Inc.

Hypo Vereinsbank

PART II

INFORMATION NOT REQUIRED IN PROSPECTUS

ITEM 6. INDEMNIFICATION OF DIRECTORS AND OFFICERS.

Reference is made to the underwriting agreement, the proposed form of which is filed as Exhibit 1.1, which contains certain provisions for the indemnification by the underwriters of the Registrant and the Registrant’s directors and officers who signed the registration statement against certain civil liabilities under the Securities Act.

Reference is also made to the articles of association, filed as Exhibit 3.1, which indemnifies the Registrant’s directors and officers, as well as any former directors and officers, against all costs, charges and expenses reasonably incurred in connection with the defense or settlement of any civil, criminal or administrative action, suit or proceeding to which such director or officer may be made a party by reason of being or having been a director or officer, if he acted honestly and in good faith and, in the case of criminal or administrative proceedings, he had reasonable grounds to believe that his conduct was lawful, provided that the indemnity does not extend in any respect to any gross negligence, willful misconduct, fraud, dishonesty or other criminal offense which may attach to the directors and officers.

ITEM 7. RECENT SALES OF UNREGISTERED SECURITIES.

The following information sets forth the date of sale and title and amount of securities sold within the last three years that were not registered under the Securities Act of 1933. All such securities were issued outside the United States to individuals or entities who were not citizens or residents of the United States. Accordingly, the offering and issuance of such securities were not subject to the registration requirements of the Securities Act of 1933.

On June 29, 2005, the Registrant issued 959,482,775 new shares to Inversora Siderurgica Limited in exchange for the contribution of all the assets and liabilities of Inversora Siderurgica Limited as of that date, which consisted of:

•	41,470 shares of the Registrant;

•	49,500 shares of I.I.I.-Industrial Investments Inc., a company organized and existing under the laws of the British Virgin Islands, representing 99% of the issued and outstanding share capital of I.I.I.-Industrial Investments Inc., which as of that date was the holder of (a) 176,351,392 common shares of stock of Siderar S.A.I.C., representing 50.7532% of the issued and outstanding share capital of Siderar S.A.I.C.; (b) 40 shares of Inversiones Siderurgicas S.A., representing 100% of the issued and outstanding share capital of Inversiones Siderurgicas S.A., which as of that date was the holder of (i) 148,743,502 Class “A” shares of Consorcio Siderurgia Amazonia Ltd (“Amazonia”), representing 25% of the issued and outstanding share capital of Amazonia; and (ii) a quota of €1,713.50 nominal value in Ylopa—Serviços de Consultadoria Lda (“Ylopa”), representing 34.27% of the issued and outstanding capital of Ylopa; (c) 5,716 shares of Techintrade Uruguay S.A., representing 100% of the issued and outstanding share capital of Techintrade Uruguay S.A.; and (d) 1 share of Fasnet International S.A., representing 1% of the issued and outstanding share capital of Fasnet International S.A.;

•	99 shares of Fasnet International S.A., representing 99% of the issued and outstanding share capital of Fasnet International S.A., which as of that date was the holder of 500 shares of I.I.I.-Industrial Investments Inc., representing 1% of the issued and outstanding share capital of I.I.I.-Industrial Investments Inc.;

•	USD16,977 in cash; and

•	a debt owing to San Faustin N.V. amounting to USD1,337.

On September 15, 2005, the Registrant issued 959,482,775 new shares to Inversora Siderurgica Limited in exchange for the contribution of all the assets and liabilities of Inversora Siderurgica Limited as of that date, which consisted of:

•	750,021,919 shares with a par value of USD1.00 each of the Registrant;

•	125,976,093 Class “A” shares of Amazonia, representing approximately 21.17% of the issued and outstanding share capital of Amazonia;

•	a quota of €1,220.00 nominal value in Ylopa, representing approximately 24.40% of the issued and outstanding capital of Ylopa;

•	USD2,038.45 in cash;

•	a debt owing to Amazonia amounting to USD28,771,366.24;

•	a debt owing to Ylopa amounting to USD10,835,435.60; and

•	a debt owing to Techintrade Corp. amounting to USD5,000.00.

On October 27, 2005, the Registrant issued 227,608,254 new shares to Usiminas Europa A/S in exchange for the contribution of all the assets and liabilities of Usiminas Europa A/S as of that date, which consisted of:

•	98,652,866 Class “D” shares of Amazonia representing approximately 16.6% of the issued and outstanding share capital of Amazonia;

•	18,489,620 ordinary shares of Siderar S.A.I.C., representing approximately 5.3% of the issued and outstanding share capital of Siderar S.A.I.C.;

•	a quota of € 955.50 nominal value in Ylopa, representing approximately 19.1% of the issued and outstanding capital of Ylopa;

•	Danish kronas four hundred and ninety six thousand five hundred and thirty two with sixty cents (DKK496,532.60) in cash;

•	a debt owing to Amazonia amounting to USD22,531,081.84; and

•	a debt owing to Ylopa amounting to USD8,486,277.64.

ITEM 8. EXHIBITS.

The following documents are exhibits to the registration statement.

Exhibit Number	Description
1.1	Form of Underwriting Agreement

3.1	Statuts (Articles of Association) of Ternium S.A.**

4.1	Form of American Depositary Receipt†

4.2

Form of Deposit Agreement (incorporated by reference into the Registration Statement on Form F-6 filed by Ternium S.A. (Registration No. 333-130952), filed with the Securities and Exchange Commission on January 11, 2006 with respect to the American Depositary Receipts) to be entered into between Ternium S.A. and The Bank of New York

5.1	Opinion of Elvinger, Hoss & Prussen, Luxembourg counsel to the Registrant, as to the validity of the Shares

5.2

Opinion of Emmet, Marvin & Martin, LLP, counsel to the depositary, as to the validity of the American Depositary Receipts (incorporated by reference to the Registration Statement on Form F-6 (Registration No. 333-130952), filed with the Securities and Exchange Commission on January 11, 2006 with respect to the American Depositary Receipts)

8.1	Opinion of Elvinger, Hoss & Prussen as to certain Luxembourg tax matters

Exhibit Number	Description
8.2	Opinion of Sullivan & Cromwell LLP as to certain U.S. tax matters

10.1

Participation Agreement (“Contrato de Cuentas en Participacion”), dated June 20, 2003, between Sidor, C.A. and Ylopa Servicos de Consultadoria, Lda., as amended and supplemented as of October 15, 2003 and November 18, 2004**†

10.2

Participation Agreement (“Contrato de Cuentas en Participacion”), dated June 20, 2003, between Sidor, C.A. and Corporacion Venezolana de Guayana, as amended and supplemented as of October 15, 2003 and November 18, 2004**†

10.3	Form of Corporate Reorganization Agreement, between Ternium S.A. and Inversora Siderurgica Limited

10.4	Shareholders’ Agreement, dated July 20, 2005, between I.I.I.—Industrial Investments Inc. and Usinas Siderurgicas de Minas Gerais, S.A.—USIMINAS**†

10.5	Shareholders’ Agreement, dated January 9, 2006, between Tenaris S.A. and Inversora Siderurgica Limited

10.6	Contribution and Subscription Agreement, dated as of September 15, 2005, among Usinas Siderurgicas de Minas Gerais S.A.—USIMINAS, SLP 11.785 A/S (to be renamed “Usiminas Europa A/S”) and Ternium S.A.†

10.7

Convertible and Subordinated Loan Agreement, dated as of July 28, 2005, among I.I.I.—Industrial Investments Inc., I.I.I. Industrial Investments Inc. and Ternium S.A. (formerly “Zoompart Holding S.A.”)†

10.8	Convertible and Subordinated Loan Agreement, dated as of July 28, 2005, among I.I.I.—Industrial Investments Inc., Tenaris S.A. and Ternium S.A. (formerly “Zoompart Holding S.A.”)†

10.9	Second Convertible and Subordinated Loan Agreement, dated as of August 16, 2005, among I.I.I.—Industrial Investments Inc., Tenaris S.A. and Ternium S.A. (formerly “Zoompart Holding S.A.”)†

10.10

Convertible and Subordinated Loan Agreement, dated as of August 4, 2005, among I.I.I.—Industrial Investments Inc., Usinas Siderurgicas de Minas Gerais, S.A.—USIMINAS and Ternium S.A. (formerly “Zoompart Holding S.A.”)†

10.11

Second Convertible and Subordinated Loan Agreement, dated as of August 18, 2005, among I.I.I.—Industrial Investments Inc., Usinas Siderurgicas de Minas Gerais, S.A.—USIMINAS and Ternium S.A. (formerly “Zoompart Holding S.A.”)†

10.12	Convertible and Subordinated Loan Agreement, dated as of August 16, 2005, among I.I.I.— Industrial Investments Inc., Techintrade Corp. and Ternium S.A. (formerly “Zoompart Holding S.A.”)†

10.13

Second Amended and Restated Credit Agreement, dated August 16, 2005, among I.I.I.—Industrial Investments Inc., Citibank N.A., as administrative and collateral agent and the banks and financial institutions named therein, as amended as of September 21, 2005†

10.14	Ternium Accession Agreement, dated as of September 22, 2005, between I.I.I.—Industrial Investments Inc. and Ternium S.A.†

21.1	List of subsidiaries of Ternium S.A.†

23.1	Consent of Elvinger, Hoss & Prussen (included in Exhibits 5.1 and 8.1)

23.2	Consent of Sullivan & Cromwell LLP (included in Exhibit 8.2)

23.3	Consents of Price Waterhouse & Co. SRL, Argentina, an independent registered public accounting firm

23.4	Consent of PricewaterhouseCoopers SC, Mexico, an independent registered public accounting firm

Exhibit Number	Description
23.5

Consent of Emmet, Marvin & Martin, LLP (included in Exhibit 5.2) (Incorporated by reference to the Registration Statement on Form F-6 (Registration No. 333-130952), filed with the Securities and Exchange Commission on January 11, 2006 with respect to the American Depositary Receipts)

24.1	Powers of Attorney (included on signature pages)†

**	English translation.
†	Previously filed.

ITEM 9. UNDERTAKINGS.

The undersigned Registrant hereby undertakes to provide to the underwriters at the closing specified in the underwriting agreement, certificates in such denominations and registered in such names as required by the underwriters to permit prompt delivery to each purchaser.

Insofar as indemnification for liabilities arising under the Securities Act of 1933 may be permitted to directors, officers and controlling persons of the Registrant pursuant to the provisions described under Item 6 above, or otherwise, the Registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the Registrant of expenses incurred or paid by a director, officer or controlling person of the Registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the Registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Act and will be governed by the final adjudication of such issue.

The undersigned Registrant hereby undertakes that:

(1) For purposes of determining any liability under the Securities Act of 1933, the information omitted from the form of prospectus filed as part of this registration statement in reliance upon Rule 430A and contained in a form of prospectus filed by the Registrant pursuant to Rule 424(b)(1) or (4) or 497(h) under the Securities Act shall be deemed to be part of this registration statement as of the time it was declared effective.

(2) For the purpose of determining any liability under the Securities Act of 1933, each post-effective amendment that contains a form of prospectus shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

SIGNATURES

Pursuant to the requirements of the Securities Act of 1933, the Registrant certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form F-1 and has duly caused this Amendment No. 1 to the Registration Statement to be signed on its behalf by the undersigned, thereunto duly authorized, in New York, on January 27, 2006.

Ternium S.A.

By:	/S/ ROBERTO PHILIPPS
Name: Roberto Philipps
Title: Chief Financial Officer

By:	/S/ PABLO BRIZZIO
Name: Pablo Brizzio
Title: Financial Manager

Pursuant to the requirements of the Securities Act of 1933, this Registration Statement has been signed by the following persons in the capacities indicated below on January 27, 2006.

Signature	Title

* Daniel A. Novegil	Chief Executive Officer and Director (Principal Financial Officer)

/s/ ROBERTO PHILIPPS Roberto Philipps	Chief Financial Officer (Principal Financial and Accounting Officer)

* Paolo Rocca	Chairman and Director

* Rinaldo Campos Soares	Vice-Chairman and Director

Ubaldo Jose Aguirre	Director

* Roberto Bonatti	Director

* Carlos A. Condorelli	Director

Signature	Title

Adrian Lajous	Director

Bruno Marchettini	Director

Gianfelice Mario Rocca	Director

Gerardo R. Sepulveda	Director

/S/ BERTOLDO MACHADO VEIGA Bertoldo Machado Veiga	Director

* Giovanni Gallo	Authorized Representative in the United States of America

*By:	/S/ ROBERTO PHILIPPS Roberto Philipps, Attorney-in-fact

EXHIBIT INDEX

Exhibit Number	Description
1.1	Form of Underwriting Agreement

3.1	Statuts (Articles of Association) of Ternium S.A. **

4.1	Form of American Depositary Receipt†

4.2

Form of Deposit Agreement (incorporated by reference into the Registration Statement on Form F-6 filed by Ternium S.A. (Registration No. 333-130952), filed with the Securities and Exchange Commission on January 11, 2006 with respect to the American Depositary Receipts) be entered into between Ternium S.A. and The Bank of New York

5.1	Opinion of Elvinger, Hoss & Prussen, Luxembourg counsel to the Registrant, as to the validity of the Shares

5.2

Opinion of Emmet, Marvin & Martin, LLP, counsel to the depositary, as to the validity of the American Depositary Receipts (incorporated by reference to the Registration Statement on Form F-6 (Registration No. 333-130952), filed with the Securities and Exchange Commission on January 11, 2006 with respect to the American Depositary Receipts)

8.1	Opinion of Elvinger, Hoss & Prussen as to certain Luxembourg tax matters

8.2	Opinion of Sullivan & Cromwell LLP as to certain U.S. tax matters

10.1

Participation Agreement (“Contrato de Cuentas en Participacion”), dated June 20, 2003, between Sidor, C.A. and Ylopa Servicos de Consultadoria, Lda., as amended and supplemented as of October 15, 2003 and November 18, 2004**†

10.2

Participation Agreement (“Contrato de Cuentas en Participacion”), dated June 20, 2003, between Sidor, C.A. and Corporacion Venezolana de Guayana, as amended and supplemented as of October 15, 2003 and November 18, 2004**†

10.3	Form of Corporate Reorganization Agreement, between Ternium S.A. and Inversora Siderurgica Limited

10.4	Shareholders’ Agreement, dated July 20, 2005, between I.I.I.—Industrial Investments Inc. and Usinas Siderurgicas de Minas Gerais, S.A.—USIMINAS**†

10.5	Shareholders’ Agreement, dated January 9, 2006, between Tenaris S.A. and Inversora Siderurgica Limited

10.6	Contribution and Subscription Agreement, dated as of September 15, 2005, among Usinas Siderurgicas de Minas Gerais S.A.—USIMINAS, SLP 11.785 A/S (to be renamed “Usiminas Europa A/S”) and Ternium S.A.†

10.7

Convertible and Subordinated Loan Agreement, dated as of July 28, 2005, among I.I.I.—Industrial Investments Inc., I.I.I. Industrial Investments Inc. and Ternium S.A. (formerly “Zoompart Holding S.A.”)†

10.8	Convertible and Subordinated Loan Agreement, dated as of July 28, 2005, among I.I.I.—Industrial Investments Inc., Tenaris S.A. and Ternium S.A. (formerly “Zoompart Holding S.A.”)†

10.9	Second Convertible and Subordinated Loan Agreement, dated as of August 16, 2005, among I.I.I.—Industrial Investments Inc., Tenaris S.A. and Ternium S.A. (formerly “Zoompart Holding S.A.”)†

10.10

Convertible and Subordinated Loan Agreement, dated as of August 4, 2005, among I.I.I.—Industrial Investments Inc., Usinas Siderurgicas de Minas Gerais, S.A.—USIMINAS and Ternium S.A. (formerly “Zoompart Holding S.A.”) †

Exhibit Number	Description
10.11

Second Convertible and Subordinated Loan Agreement, dated as of August 18, 2005, among I.I.I.—Industrial Investments Inc., Usinas Siderurgicas de Minas Gerais, S.A.—USIMINAS and Ternium S.A. (formerly “Zoompart Holding S.A.”)†

10.12	Convertible and Subordinated Loan Agreement, dated as of August 16, 2005, among I.I.I.—Industrial Investments Inc., Techintrade Corp. and Ternium S.A. (formerly “Zoompart Holding S.A.”)†

10.13

Second Amended and Restated Credit Agreement, dated August 16, 2005, among I.I.I.—Industrial Investments Inc., Citibank N.A., as administrative and collateral agent and the banks and financial institutions named therein, as amended as of September 21, 2005†

10.14	Ternium Accession Agreement, dated as of September 22, 2005, between I.I.I.—Industrial Investments Inc. and Ternium S.A.†

21.1	List of subsidiaries of Ternium S.A.†

23.1	Consent of Elvinger, Hoss & Prussen (included in Exhibits 5.1 and 8.1)

23.2	Consent of Sullivan & Cromwell LLP (included in Exhibit 8.2)

23.3	Consents of Price Waterhouse & Co. SRL, Argentina, an independent registered public accounting firm

23.4	Consent of PricewaterhouseCoopers SC, Mexico, an independent registered public accounting firm

23.5

Consent of Emmet, Marvin & Martin, LLP (included in Exhibit 5.2) (incorporated by reference to the Registration Statement on Form F-6 (Registration No. 333-130952), filed with the Securities and Exchange Commission on January 11, 2006 with respect to the American Depositary Receipts)

24.1	Powers of Attorney (included on signature pages)†

**	English translation.
†	Previously filed.